Form 20-F
period 2002-12-29
ADECCO SA
filed 2003-06-24
CIK 931496

As filed with the Securities and Exchange Commission on June 24, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 For the fiscal year ended December 29, 2002.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 For the transition period from              to

Commission file number 0-25004

Adecco S.A.

(Exact name of Registrant as specified in its charter)

Adecco S.A.

(Translation of Registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organisation)

1275 Chéserex

Switzerland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depository Shares Common Shares, par value CHF 1.00 per share	New York Stock Exchange New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Outstanding at December 29, 2002
Common Shares, par value CHF 1.00 per share	186,697,162

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

*	Not for trading, but only in connection with the registration of American Depository Shares (“ADSs”) representing the Common Shares, pursuant to the requirements of the Securities and Exchange Commission.
**	Adecco S.A. ADSs started trading on the New York Stock Exchange on March 16, 2000. They ceased to be quoted on the Nasdaq National Market at the close of business on March 15, 2000.

CERTAIN DEFINITIONS AND CONVENTIONS

Adecco S.A., is a Swiss corporation and is referred to in this Annual Report on Form 20-F together with its subsidiaries, as the “Adecco Group” unless the context indicates otherwise. Our Consolidated Financial Statements included in “Item 18. Financial Statements” in this Annual Report on Form 20-F have been prepared in accordance with accounting principles generally accepted in the United States, referred to as “U.S. GAAP.”

Corporate Governance disclosure reflects the requirements of the Directive on Information Relating to Corporate Governance, issued by the Swiss Stock Exchange and entered into force on July 1, 2002 and the Adecco Group’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance of March 2002. In this report the Adecco Group discloses its Corporate Governance numbers as of December 31, 2002 and prior years. However, all financial information of the Adecco Group’s Consolidated Financial Statements is presented for the years ended December 29, 2002, December 30, 2001 and December 31, 2000. Unless otherwise indicated, all information provided in this Annual Report on Form 20-F is reported as of December 29, 2002.

DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements and information relating to the Adecco Group that are based on the current expectations, estimates and projections of its management and information currently available to the Adecco Group. These statements include, but are not limited to, the statements under “Information on the Company” and “Operating and Financial Review and Prospects,” and other statements contained in this Annual Report that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Terms and phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “predict,” “estimate,” “project,” “may” and “could,” and variations of these words and similar expressions, are intended to identify forward-looking statements.

These statements reflect current views of the Adecco Group’s management with respect to future events and are not a guarantee of future performance. Various factors could cause actual results or performance to differ materially from the expectations reflected in these forward-looking statements. These factors include, among others:

•	Our ability to successfully implement our growth and operating strategies;

•	Fluctuations in interest rates or foreign currency exchange rates;

•	Changes in economic conditions;

•	Changes in the law or government regulations in the countries in which the Adecco Group operates;

•	Instability in domestic and foreign financial markets;

•	Our ability to obtain commercial credit; and,

•	Changes in general political, economic and business conditions in the countries or regions in which the Adecco Group operates.

Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Therefore, you should not place any undue reliance on forward-looking statements. The Adecco Group undertakes no obligation to update any forward-looking statement, even if new information, future events or other circumstances have made them incorrect or misleading. All subsequent written and oral forward-looking statements attributable to the Adecco Group are qualified in their entirety by the foregoing factors.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Selected Financial Data

The following selected financial data are derived from consolidated financial statements of Adecco S.A. The consolidated financial statements for the year ended December 29, 2002 have been audited by Ernst & Young Ltd., independent auditors. The financial statements for the four years ended December 30, 2001 have been audited by other independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes, “Item 5. Operating and Financial Review and Prospect,” and other financial information included herein.

Adecco S.A.’s consolidated financial data includes the operating results of the Adecco Group. Mergers and acquisitions have been included since the date of acquisition as follows:

•	In 2002, the operating results of jobpilot have been included beginning May 2002;

•	In 2000, the operating results of Olsten have been included beginning April 2000; and,

•	In 1999, the operating results of Delphi have been included beginning April 1999 and operating results of Career Staff have been included beginning May 1999.

	2002	2001	2000	1999	1998
	(in millions CHF, except for share and per share amounts)
Statement of Operations Data:
Net service revenues	25,086	27,247	26,628	18,471	15,308
Operating income	654	73	63	130	46
Cumulative effect of change in accounting principle(1)	—	(8)	—	—	—
Net income (loss)	354	(427)	(428)	(174)	(195)
Per Share Data:
Net income (loss) per share	1.90	(2.30)	(2.33)	(1.01)	(1.16)
Diluted net income (loss) per share	1.88	(2.30)	(2.33)	(1.01)	(1.16)
Cash dividends per common share	1.00	1.00	0.84	0.70	0.55
Balance Sheet Data:
Total assets	8,460	9,323	10,653	7,938	5,607
Net assets	1,947	1,787	2,390	2,400	2,068
Long-term debt	1,940	2,047	2,548	1,885	688
Capital stock	3,887	3,834	4,938	4,285	2,756
Basic weighted average common shares	186,527,178	185,880,663	183,735,340	172,128,580	167,900,250
Diluted weighted average common shares	193,469,123	185,880,663	183,735,340	172,128,580	167,900,250

(1)	In the first quarter of fiscal year 2001, the Adecco Group adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The adoption resulted in a cumulative transition adjustment of CHF 8 million after-tax charge to earnings.

Exchange Rates

The table below describes the average, high, low and period-end noon buying rate in New York for cable transfers payable in foreign currencies for Swiss francs expressed in U.S. dollars per Swiss franc:

	Period End	Average(1)	Low	High
	(USD per CHF 1.00)
Year
1998	0.73	0.69	0.65	0.76
1999	0.63	0.67	0.63	0.72
2000	0.61	0.59	0.55	0.64
2001	0.60	0.59	0.55	0.63
2002	0.72	0.65	0.58	0.72
Months
2002
June	0.67		0.68	0.63
July	0.67		0.70	0.66
August	0.67		0.68	0.66
September	0.68		0.68	0.65
October	0.68		0.68	0.66
November	0.67		0.70	0.67
December	0.72		0.72	0.67
2003
January	0.73		0.74	0.71
February	0.74		0.75	0.72
March	0.75		0.76	0.71
April	0.74		0.74	0.71
May	0.77		0.78	0.74

The noon buying rate in New York for cable transfers payable in foreign currencies for Swiss francs expressed in U.S. dollars on May 30, 2003 was 0.77 per Swiss franc.

(1)	Represents the average of the noon buying rate in New York for cable transfers payable in foreign currencies for Swiss francs on the last business day of each month during the relevant year.

Risk Factors

If the current economic downturn continues companies may use fewer temporary employees, which could materially adversely affect the Adecco Group

Demand for personnel services is sensitive to changes in the level of economic activity. For example, when economic activity begins to increase, temporary employees are often added before full-time employees are hired. During expansions, there is also increased competition among temporary services firms for qualified temporary personnel. As economic activity begins to slow down, companies tend to reduce their use of temporary employees before undertaking layoffs of their regular employees, resulting in decreased demand for temporary personnel. Over the past year, the Adecco Group has experienced less demand for its services and more competitive pricing pressure during the current period of economic downturn. In 2002 Adecco faced challenging and uncertain economic conditions, particularly in the United States, the world’s largest staffing market. Any further significant economic downturn, particularly in France or North America where the Adecco Group collectively derived 60% of its 2002 revenues, could have a material adverse effect on the Adecco Group’s results of operations, financial condition and liquidity.

The worldwide staffing services market is highly competitive with few barriers to entry, potentially limiting the Adecco Group’s ability to maintain or increase its market share or margins

The worldwide staffing services market is highly fragmented and competitive with few barriers to entry, although in recent years it has undergone some consolidation. The Adecco Group competes on a local and national basis in markets throughout North America, Europe, Australia, Asia and Latin America with full-service and specialised temporary service agencies. Moreover, competition from internet-based sources has increased, and seeks to displace the traditional staffing services businesses of the Adecco Group and its competitors by replacing them with new business models. While the majority of the Adecco Group’s competitors are significantly smaller than the Adecco Group, several competitors, including Manpower Inc. (the United States), Vedior N.V. (the Netherlands), Randstad Holding N.V. (the Netherlands) and Kelly Services, Inc. (the United States) have substantial marketing and financial resources. The Adecco Group expects that the level of competition will remain high in the future, which could limit the Adecco Group’s ability to maintain or increase its market share or margins.

The Adecco Group’s success depends upon its ability to attract and retain qualified temporary personnel

The Adecco Group depends upon its ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. The Adecco Group must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional skills or special industry know-how may be expected in periods of high demands for these individuals. There can be no assurance that qualified personnel will continue to be available to the Adecco Group in sufficient numbers and on terms of employment acceptable to the Adecco Group. The Adecco Group’s success will depend on its ability to recruit qualified temporary personnel and retain them.

If the Adecco Group loses its key personnel, its business may suffer

The Adecco Group’s operations are dependent on the continued efforts of its executive officers and senior management, particularly Jérôme Caille, Felix Weber, Luis Sánchez de León, Ray Roe and Steve Harrison. In addition, The Adecco Group is dependent on the performance and productivity of its local managers and field personnel. The Adecco Group’s ability to attract and retain business is significantly affected by local relationships and the quality of service rendered. The loss of those key executive officers and senior management who have acquired experience in operating a staffing service company on an international level may cause a significant disruption to the Adecco Group’s business. Moreover, the loss of the Adecco Group’s key local managers and field personnel may jeopardise existing customer relationships with businesses that continue to use the Adecco Group’s staffing services based upon past direct relationships with these local managers and field personnel. Either of these types of losses could adversely affect the Adecco Group’s operations, including it’s ability to establish and maintain customer relationships.

The Adecco Group may be exposed to employment-related claims and costs that could materially adversely affect its business

The Adecco Group is in the business of employing people and placing them in the workplace of other businesses. Attendant risks of these activities include possible claims by customers or third parties of employee misconduct or negligence, claims by employees of discrimination or harassment (including claims relating to actions of the Adecco Group’s customers), claims related to the inadvertent employment of illegal aliens or unlicensed personnel, payment of workers’ compensation claims and other similar claims. These risks are especially prevalent in the United States where the legal systems favours class actions and claims for damages in excessive amounts. The Adecco Group has policies and guidelines in place to help reduce its exposure to these risks and has purchased insurance policies against certain risks in amounts that it believes to be adequate. However, there can be no assurances that the Adecco Group will not experience these problems in the future, that the insurance will cover all claims that may be asserted against the Adecco Group or that the Adecco Group may not incur fines or other losses or negative publicity with respect to these problems that could have a material adverse effect on the Adecco Group’s business.

The cost of unemployment insurance premiums and workers’ compensation costs for the Adecco Group’s temporary employees may rise and reduce the Adecco Group’s margins

Businesses use temporary staffing in part to shift certain employment costs and risks to personnel services companies. For example, the Adecco Group is responsible for and pays unemployment insurance premiums and workers’ compensation for its temporary employees. In the United States of America these costs have risen substantially as a result of increased claims and governmental regulation. There can be no assurance that the Adecco Group will be able to increase the fees charged to its clients in the future to keep pace with increased costs. Price competition in the personnel services industry is intense. There can be no assurance that the Adecco Group will maintain its margins, and if it does not, its results of operations, financial condition, and liquidity could be adversely affected.

Business risks associated with the Adecco Group’s international operations including currency fluctuations may adversely affect the Adecco Group’s operating results when translating foreign currency into Swiss francs

The Adecco Group’s operations are conducted around the world. Operations in the Adecco Group’s markets are subject to risks inherent in international business activities, including, but not limited to:

•	Foreign currency fluctuation;

•	Varying economic and political conditions;

•	Cultures and business practices in different regions;

•	Overlapping or different tax structures;

•	Accounting and reporting requirement compliance;

•	Changing and, in some cases, complex or ambiguous laws and regulations; and,

•	Litigation claims and judgments

The Adecco Group’s local operations are reported in the applicable foreign currencies and then translated into Swiss francs at the applicable foreign currency exchange rates for inclusion in the Adecco Group’s Consolidated Financial Statements. Exchange rates for currencies of these countries may fluctuate in relation to the Swiss franc and these fluctuations may have an adverse effect on the Adecco Group’s operating results when translating foreign currency into Swiss francs. Beginning in 2003 the Adecco Group has changed its reporting currency from the Swiss franc to the euro.

Adecco S.A.’s common shares are listed and traded on the SWX Swiss Exchange and Euronext Premier Marché. The prices for Adecco S.A. common shares on the SWX Swiss Exchange are expressed in Swiss francs, and the prices for Adecco S.A. common shares on Euronext are expressed in euro, but dividends on Adecco S.A. common shares, if any, are only paid in Swiss francs. Fluctuations in the exchange rate between the Swiss franc or euro and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of Adecco S.A. common shares on the SWX Swiss Exchange and the euro price on the Paris Stock Exchange. These fluctuations are also likely to affect the market prices of Adecco S.A. American Depository Receipts (ADRs) and may negatively affect the U.S. dollar value of any dividend payments holders of Adecco S.A. ADRs may receive in the future.

The Adecco Group’s acquisition strategy may have an adverse effect on the Adecco Group’s business

The Adecco Group has acquired the following personnel services businesses in recent periods:

•	Delphi Group in April 1999 for a purchase price of CHF 395 million;

•	Career Staff in May 1999 for a purchase price of CHF 128 million;

•	Olsten Corporation in March 2000 for a purchase price of approximately CHF 1,510 million. In March 2001, the Adecco Group acquired the shares it did not already own of Olsten Norway AS, a subsidiary of Olsten Corporation, for approximately CHF 184 million; and

•	jobpilot in May 2002, for approximately CHF 102 million in cash. In October 2002, the Adecco Group acquired the shares it did not already own for approximately CHF 4 million.

All other acquisitions since 1998 were immaterial. The Adecco Group may make material acquisitions in the future. Acquisitions may involve significant risks, including but not limited to:

•	Difficulties in the assimilation of the operations, services and corporate culture of the acquired companies;

•	Over-valuation by the Adecco Group of the acquired companies;

•	Insufficient indemnification from the selling parties for legal liabilities incurred by the acquired companies prior to the acquisitions; and,

•	Diversion of management’s attention from other business concerns.

In addition, further acquisitions would likely result in the incurrence of debt or, if stock is issued, potential dilution, and contingent liabilities and an increase in interest expense and amortisation expenses related to intangible assets, which could have a material adverse effect on the Adecco Group’s results of operations, financial condition and liquidity. For all these reasons, any future acquisitions or failure to effectively integrate acquired companies could adversely affect the Adecco Group’s business.

Klaus J. Jacobs and Philippe Foriel-Destezet together own and control about 34.6% of Adecco S.A.’s common shares, and therefore have the ability to make decisions that may adversely affect the market price of Adecco S.A. common shares and ADRs

On June 2, 2003, KJ Jacobs AG and members of the family of Klaus J. Jacobs owned, directly or indirectly, about 16.3%, and Philippe Foriel-Destezet, a director of Adecco S.A., owned, directly or indirectly, about 18.3% of the 186,697,162 outstanding Adecco S.A. common shares. See Item 7—“Major Shareholders and Related Party Transactions.”

The direct and indirect ownership of a substantial percentage of the outstanding Adecco S.A. common shares by Mr. Jacobs and Mr. Foriel-Destezet provides them with the power to make decisions for the Adecco Group that may be detrimental to the interests of an individual stockholder. For example, they may vote to delay, defer or prevent a change in control of the Adecco Group, which may discourage bids for Adecco S.A. common shares or otherwise adversely affect the market price of Adecco S.A. common shares.

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may adversely affect our business and results of operations.

In many jurisdictions in which the Adecco Group operates, such as Belgium, Germany, Italy, France, the Netherlands and Spain, the temporary employment industry is heavily regulated. For example, governmental regulations in Germany restrict the length of contracts of temporary employees and the industries in which temporary employees may be utilised. There can be no assurance that the countries in which the Adecco Group operates will not:

•	Create additional regulations that prohibit or restrict types of employment services the Adecco Group currently provides;

•	Require the Adecco Group to obtain additional licensing to provide staffing services; or

•	Increase taxes payable by the providers of staffing services.

The Adecco Group does not believe that any of the pending regulatory changes of the temporary employment industry will have a material adverse effect on the Adecco Group’s business However future changes in regulations may make it more difficult or expensive for the Adecco Group to continue to provide its staffing services and may have an adverse effect on the Adecco Group’s financial condition, results of operations and liquidity.

Shareholders may have a limited ability to participate in the Adecco Group rights offerings

Swiss law generally requires a corporation to offer its shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage whenever a Swiss corporation issues new shares, a concept known as “pre-emptive rights.” If by the terms of any rights offering or for any other reason it is impracticable to make the rights or net proceeds available to any holder of Adecco S.A. ADSs, Morgan Guaranty Trust Company of New York, as the depository of the Adecco S.A. common shares represented by the ADSs and as the issuer of the ADSs, may allow the rights to lapse pursuant to the deposit agreement among Adecco S.A., Morgan Guaranty Trust Company of New York and, by virtue of ownership of the ADSs, the holders of Adecco S.A. ADSs. In addition, United States holders of Adecco S.A. ADSs may not be able to exercise pre-emptive rights through Morgan Guaranty Trust Company of New York unless a registration statement under the Securities Act is effective with respect to these rights or an exemption from the registration requirement thereunder is available. The Adecco Group intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any of these registration statements, any benefits to it of enabling the holders of the Adecco S.A. ADSs to exercise these rights and any other factors the Adecco Group considers appropriate at the time and then will make a decision as to whether to file any of these registration statements. Therefore, no assurance can be given that any of these registration statements would be filed. Similar restrictions apply to U.S. holders of Adecco S.A. common shares. To the extent holders of Adecco S.A. ADSs are unable to exercise their rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, Morgan Guaranty Trust Company of New York may attempt to sell the holders’ pre-emptive rights and distribute the net proceeds thereof, if any, to the holders of Adecco S.A. ADSs. In any of these cases, the holders’ equity interest in the Adecco Group would be diluted proportionately. Morgan Guaranty Trust Company of New York, after consultation with the Adecco Group, will have discretion as to the procedure for making pre-emptive rights available to holders of Adecco S.A. ADSs, or if the rights have value, which they frequently do not, in disposing of these rights and making the net proceeds available to these holders.

The Adecco Group’s failure to comply with restrictive covenants in loan agreements or bond issues could trigger repayment obligations

The Adecco Group accepted restrictive covenants in its finance arrangements with banks and third parties customary for these types of transactions. These covenants relate, among other things to financial ratios such as (i) the ratio of EBITDA to Consolidated Interest Expenses shall not be less than 5:1, in respect of any four consecutive quarters, (ii) the ratio of Net Consolidated Financial Debt at the end of any financial quarter to EBITDA for the four consecutive quarters ending at the end of such first mentioned quarter shall be equal to or less than 3.0:1. Not complying with these covenants might result in the Adecco Group being required to repay all borrowings before their due date. Such repayment obligations may have a material adverse effect on the Adecco Group’s business and financial conditions.

Limitations on shareholders voting rights may render Adecco S.A. unattractive for a take-over

Article 4 of Adecco S.A.’s articles of incorporation limits any shareholders right to vote for more than 5% of the issued and outstanding share capital. This restriction may render Adecco S.A. unattractive for a take-over by third parties.

There may be risks related to our use of Arthur Andersen SA as our independent auditors in the past

Arthur Andersen S.A., an affiliate of Arthur Andersen LLP, (“Arthur Andersen”), our former independent auditors, ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants during 2002. Although we replaced Arthur Andersen LLP with Ernst & Young Ltd as a principal independent public accountant, we have not engaged Ernst & Young to re-audit our consolidated financial statements for the fiscal years ended December 31, 2001 and 2000 which were audited by Arthur Andersen.

Arthur Andersen did not participate in the preparation of this Annual Report, reissue its audit report with respect to the consolidated financial statements for the years 2001 and 2000 included in this Annual Report, or consent to the inclusion in this Annual Report of its audit report. As a result, investors in Adecco Group may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements. In addition, even if such investors were able to assert such a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under Federal securities laws or otherwise with respect to its audit report.

There may be risks related to Arthur Andersen that may impede our ability to access the capital markets

SEC rules and regulations require us to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen’s consent to our inclusion of its audit report in those filings. If the SEC ceased accepting financial statements audited by Arthur Andersen LLP and its affiliates, we would be unable to access the public capital markets unless another independent auditor is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in any future offerings we make for which we use Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under Section 11 of the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the “due diligence” process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

Item 4.	INFORMATION ON THE COMPANY

History and Development of the Company

The Adecco Group resulted from the August 1996 merger of Adia SA (“Adia”) and Ecco SA (“Ecco”), pursuant to which each Ecco stockholder received Adia common shares or cash for each share of Ecco common stock they held. In connection with the merger with Ecco, Adia changed its name to Adecco.

Henri F. Lavanchy founded Adia in 1957 in Lausanne, Switzerland to provide temporary personnel to businesses in that country. Beginning in the 1960s and continuing through 1996, Adia expanded throughout Europe, the United States, Mexico, Japan, Southeast Asia, and into the People’s Republic of China.

In 1964, Philippe Foriel-Destezet founded Ecco in Lyon, France. By the early 1970s, Ecco had become the third largest supplier of temporary personnel in France.

Adecco S.A. is a société anonyme, first registered on 18 May, 1967, and organised under the laws of Switzerland, at 1275 Chéserex, Switzerland. Adecco S.A.’s principal corporate office is operated by it’s wholly owned subsidiary, Adecco management & consulting S.A., located at Sägereistrasse 10, 8152, Glattbrugg, Switzerland. Adecco management & consulting’s telephone number is +41 1 878 8888.

Acquisitions

The Adecco Group’s principal acquisitions over the last three years are as follows:

jobpilot acquisition.    In May 2002, the Adecco Group acquired 92.9% of the outstanding voting common shares of jobpilot AG (“jobpilot”), a leading supplier of on-line staffing recruitment services in Europe, for approximately CHF 85 million in cash, net of CHF 17 million cash acquired. The remaining outstanding voting common shares were acquired in October 2002 for approximately CHF 4 million, following the approval of a mandatory sale at the jobpilot Annual General Meeting in August 2002. The purchase price was funded with existing credit facilities and internal resources. jobpilot provides an internet platform for on-line staffing and recruiting. The acquisition was accounted for as a purchase and the assets, liabilities and results of operations of jobpilot have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. Marketing, IT and customer-related intangibles have been valued at an estimated fair value of CHF 17 million. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of CHF 61 million at the date of acquisition was allocated to goodwill and is not tax deductible. Goodwill represents the Adecco Group’s cost to access the market, acquire industry expertise and to rapidly establish it’s e-HR Services Division.

Olsten Corporation.    In March, 2000, the Adecco Group acquired all of the common stock of Olsten Corporation (“Olsten”), a leading supplier of staffing and information technology services and health services conducting owned, franchised, and licensed operations in North America, Europe, and Latin America. In exchange for all of the common stock of Olsten, the Adecco Group paid approximately CHF 800 million cash, net of CHF 101 million cash acquired, assumed CHF 1,190 million in net debt, and issued to Olsten shareholders CHF 591 million in Adecco S.A. common stock. Additionally, CHF 17 million was recorded as additional purchase price in connection with the conversion of the Olsten stock plan to the the Adecco Group stock plan. The purchase price was partly funded with proceeds from the issuance of EUR 360 million (CHF 576 million) guaranteed convertible notes. The acquisition was accounted for as a purchase and, the assets and liabilities and results of operations of Olsten have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. In addition, Olsten had accumulated net operating loss carryforwards of CHF 23 million and capital loss carryforwards of CHF 690 million, the majority of which were utilised in the year 2000. Under the terms of the purchase agreement, Olsten agreed to split off the company Olsten Health Services to the Olsten shareholders as a separate public traded entity. In the transaction, holders of common stock of Olsten received shares of the new health services company. In March 2001, the Adecco Group acquired the shares that it did not already own of Olsten Personnel Norden AS, an indirect subsidiary of Olsten Corporation. The purchase price was approximately CHF 184 million in cash and was funded with existing credit facilities and internal resources.

Business Overview by Operating Division

The Adecco Group is the largest personnel services organisation in the world in terms of revenues, with 5,800 offices in 63 countries. The Adecco Group’s personnel services include providing temporary personnel, placing permanent employees, outsourcing, training and testing temporary and permanent employees, executive search and providing outplacement counselling services. The Adecco Group strategy has focused on becoming No. 1 or 2 in the top staffing markets around the world. The Adecco Group believes that, in 2002, it was first (in terms of revenues) in its markets in the United States, Canada, France, Switzerland, Spain, Italy, Japan and Australia, second in the United Kingdom, Germany, Belgium and Scandinavia and fifth in The Netherlands.

In accordance with SFAS No 131 “Disclosure about Segment of an Enterprise and Related Information,” the Adecco Group has changed its reporting segments during 2001 to conform with its new structure. Thus, the Adecco Group’s reportable operating segments are; Staffing Services, Professional Staffing and Services, Career Services and e-HR Services. Segment information for prior periods has been restated to conform to the new presentation. The Adecco Group’s total net service revenues in these four operating segments are set forth below. See also Note 16 to the accompanying Consolidated Financial Statements.

	Historical Operating Segment Information Fiscal Year Ended
	2002		2001		2000
	(in millions)
Staffing Services Division	CHF	22,119	CHF	23,538	CHF	22,768
Professional Staffing and Services Division		2,510		3,271		3,571
Career Services Division		436		438		289
e-HR Services Division		21		—		—

Total net service revenues	CHF	25,086	CHF	27,247	CHF	26,628

During 2002, the Adecco Group generated 88% of its revenues from Staffing Services, 10% from Professional Staffing and Services, 2% from Career Services and less than 1% from e-HR Services. For 2001, the comparable percentages were 86%, 12%, 2% and less than 1% respectively.

Staffing Services provides mainstream staffing services including temporary staffing and permanent placement. Professional Staffing and Services provides highly qualified specialised temporary and permanent placement focused primarily on the finance and accounting, and information technology segments. Career Services provide outplacement and coaching. e-HR Services provide on-line recruitment activities. The Adecco Group provides these services by contract to businesses located throughout North America, Europe, Asia Pacific and Latin America.

Staffing Services Division

At December 29, 2002 the Staffing Services Division operated in 62 countries across Europe, the Middle East, Africa, Asia Pacific, North and South America from a network of 5,278 branches.

The Adecco Group believes Staffing Services is Number 1 or 2 in 12 of the world’s top 13 staffing markets that account for 95% of industry revenues.

The Staffing Services network has international coverage and focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications. The Adecco Group connects more people to jobs than any other company in the world and is committed to meeting client and candidate expectations and optimising management of the flexible workforce with web-enabled tools, such as e-procurement, e-contracting and e-billing. The following are among the brands that operate within the Staffing Services Division:

Adecco.    Under its flagship brand the Adecco Group provides the services of temporary and full-time clerical, industrial and technical temporary employees in 62 countries. The Adecco Group leverages proprietary information technologies such as Xpert® (“Can do, will do, will fit”), adeccoweb, JOB’shop recruiting kiosks, adecco.com, Internet recruiting and Connect Client information systems. Many Adecco brand offices specialise in a specific activity: Adecco Technical, Adecco Clerical, Adecco Light Industrial, Adecco Construction and Adecco Call Centres Solutions.

Adia.    In France, the Olsten Corporation operations merged with Adia to form one of the largest networks in this market, with more than 470 offices. Adia operations, with both general staffing and specialised offices, offer the strength of a local presence in all important markets combined with the dynamism of a fast growing company.

Professional Staffing and Services Division

At December 29, 2002 the Professional Staffing and Services Division operated in 18 countries across North America, Europe and Austalia from a network of 440 offices.

The Professional Staffing and Services Division operates with business lines specialised by industry, serving customers with temporary associates, contractors and permanent placement. The major focus is on information technology, finance and accounting, legal, high end office staff, telecom and engineering. The Professional Staffing and Services Division operates primarily under the Ajilon brand name worldwide. In selected markets, the Division’s business lines also include Computer People, Office Angels and Icon.

Ajilon.    Ajilon is one of the largest technology employers and is on the cutting edge of the information technology industry. Ajilon’s clients range from large multinationals, to mid-size corporations, to public employers and include a variety of industries such as manufacturing, finance, communications, health, transportation and insurance. In addition to supplemental staffing, Ajilon offers several managed services, where the Ajilon team takes responsibility for a complete project. Managed services include systems transformation, functional outsourcing, systems capacity, and software testing. From its strong base in the United States, Ajilon has expanded its operations to Canada, the United Kingdom, continental Europe and Australia.

Computer People.    Established in 1972, Computer People is the United Kingdom’s leading staffing provider for the information technology industry and for e-commerce recruitment solutions. Computer People supplies individuals or complete project teams on a contract basis and finds permanent positions for highly qualified information technology professionals. Services range from fast and accurate high-volume recruitment and candidate-driven permanent placements to executive search and selection.

Office Angels.    Office Angels specialises in temporary and permanent recruitment of secretarial, administrative, call centre and junior financial staff. Established in 1986, the Office Angels brand has become synonymous with refreshing, innovative approaches to recruitment solutions.

Icon.    With offices in almost every major city of Australia, New Zealand, Hong Kong, Singapore and the Philippines, ICON Recruitment has positioned itself as the region’s premier information technology resource provider of both permanent and contract information technology professionals. ICON aims to provide innovative and cost effective solutions and is committed to the investment and improvement of technologies that enables it to provide a better service, and add value to the recruitment process for both candidates and clients.

Career Services Division

At December 29, 2002 the Career Services Division operated from over 180 office locations worldwide.

Lee Hecht Harrison established in 1974, is the career services company specialising in providing outplacement, leadership development, coaching and career development services. Lee Hecht Harrison’s focus is helping organisations and their employees deal with career transitions, career management and the effect of change on careers, work and employability. With worldwide office locations, Lee Hecht Harrison’s experience helps companies of all sizes effectively manage change, downsizing and internal career mobility.

e-HR Services Division

At December 29, 2002 the e-HR Services Division operated in 14 countries across Europe.

jobpilot was acquired by the Adecco Group during 2002. jobpilot is an e-recruitment provider operating a European career market via the Internet in 14 countries. Established in 1995, jobpilot’s services are free to job seekers and include job exchanges for people who are already employed, entry-level job seekers, interns and trainees, as well as job searches using WAP technology and web-cam interviews. jobpilot AG offers its corporate clients the following services: placing and designing job offers, resume database research, aptitude assessment and several multimedia products.

Revenue Overview by Geographic Segment

	Historical Operating Segment Information Fiscal Year Ended
	2002		2001		2000
	(in millions)
Europe	CHF	15,364	CHF	16,473	CHF	15,713
North America		6,652		7,559		7,986
Asia Pacific		2,391		2,424		2,282
Rest of the World		679		791		647

Total net service revenues	CHF	25,086	CHF	27,247	CHF	26,628

Europe

At December 29, 2002, the Adecco Group operated in Europe in over 3,700 offices, producing 61% of the Adecco Group’s consolidated revenues in 2002. The eight largest countries by revenues are described below:

France

At December 29, 2002, the Adecco Group operated in France in over 1,600 offices, producing 34% of the Adecco Group’s consolidated revenues in 2002. France is the second largest market world-wide for temporary personnel services. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in France, and that its 2002 market share was about 33% in a market that includes more than 1,000 other active temporary personnel companies. Price competition in the French temporary personnel market is intense.

As part of the Olsten transaction, the Adecco Group acquired significant operations in France, including about 200 staffing offices.

United Kingdom

At December 29, 2002, the Adecco Group operated in the United Kingdom through 390 offices offering temporary personnel and permanent placement services. The Adecco Group believes that in 2002 it ranked second in personnel services revenues in the United Kingdom.

The Adecco Group operates several speciality brands in the United Kingdom: Jonathan Wren supplies high-level permanent personnel to the banking and finance industry and technical personnel; Computer People supplies personnel who have skills in information technology and data processing and provides training; and Lee Hecht Harrison specialises in outplacement, career development, executive coaching, leadership development, retention and workforce consulting services.

Italy

At December 29, 2002, the Adecco Group operated in Italy through a network of over 490 offices. The Adecco Group believes that in 2002 it ranked first in temporary personnel services in Italy and that its 2002 market share was about 32%. In Italy, the Adecco Group also offers full-time employment services and outplacement counselling services. Temporary work was legalised in Italy in June 1997, and has expanded rapidly. Although the environment is liberal, under government regulations, barriers to entry and to serving certain sectors remain.

Spain

At December 29, 2002, the Adecco Group operated in Spain through a network of over 310 offices. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in Spain and that its 2002 market share was about 31%. The Adecco Group entered the Spanish market in 1994, following deregulation.

Switzerland

At December 29, 2002, the Adecco Group operated in Switzerland through a network of over 90 offices. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in Switzerland and that its market share was about 25%. In addition to the temporary and full-time employment business, the Adecco Group offers outplacement counselling services, including assistance in résumé preparation, development of contact lists, interview skill-building, career planning and administrative and office support.

The Netherlands

At December 29, 2002, the Adecco Group operated over 210 offices in the Netherlands, primarily under the Adecco brand, providing temporary personnel and permanent placement services. The Adecco Group believes that in 2002 it ranked fifth in personnel services revenues in the Netherlands. The Dutch staffing market has the highest penetration rate of temporary personnel in the world.

Germany

At December 29, 2002, the Adecco Group operated in Germany in over 200 offices. The Adecco Group believes that in 2002 it ranked second in personnel services revenues in Germany. The Adecco Group provides personnel to government and businesses seeking to outsource certain functions. Certain legal restrictions governing job categories and contract duration in the provision of temporary employment in Germany limit the market for temporary services. See—“Regulation.”

Belgium

At December 29, 2002, the Adecco Group operated in Belgium in over 160 offices. The Adecco Group believes that in 2002 it ranked second in personnel services revenues in Belgium.

North America

At December 29, 2002, the Adecco Group operated in North America in over 1,600 offices throughout the United States and Canada. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in North America, where it provides temporary personnel, places permanent staff, provides outplacement counselling services and outsourcing and provides training and testing of temporary and permanent workers. The Adecco Group’s North American operations produced 26% of its consolidated revenues in 2002. In the United States, the Adecco Group operates through company-owned, franchise and licensed offices.

In March 2000, the Adecco Group completed the acquisition of the staffing and information technology businesses of Olsten Corporation. In separate transactions, the Adecco Group also acquired certain Olsten Corporation franchise operations which have been converted to the Adecco Group brands. For additional information regarding the Adecco-Olsten Corporation merger, see Note 2 in the accompanying Consolidated Financial Statements.

Asia Pacific

At December 29, 2002, the Adecco Group operated in Asia Pacific in over 250 offices, producing 10% of the Adecco Group’s consolidated revenues in 2002. The Adecco Group’s principal markets in Asia Pacific are in the countries of Australia and Japan.

Australia

At December 29, 2002, the Adecco Group operated in Australia in over 90 offices, providing personnel services, outsourcing services, engineering services and information technology staffing. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in Australia and that its 2002 market share was approximately 17%.

Japan

At December 29, 2002, the Adecco Group operated in Japan in over 80 offices, principally in the Tokyo area. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in Japan. Since the deregulation of the Temporary Dispatch Law in Japan in December 1999, the temporary staffing market has grown nearly 20% per annum. The Adecco Group anticipates that demand for its temporary personnel will remain strong in Japan, especially given the expected further easing of legal restrictions on temporary staffing.

Strategy

The Adecco Group’s strategy includes:

•	Growing faster than the market through a combination of organic and external growth;

•	Striving for market leadership with at least a 20% market share and number 1 or 2 position in all key markets where the company operates;

•	Optimising the business mix and profitability by expanding into speciality and other high-margin segments;

•	Evolving from staffing to HR services;

•	Managing through a diversified multi-national team; and,

•	Using technology and web-based resources, both in the field and back office, to enhance service quality, to achieve cost efficiencies and to broaden the range of services provided.

Information Technology

During the past year, the Adecco Group continued it’s integrated “people, bricks and clicks” webcentric concept—AdeccoWeb—revolving around a central database, accessible to various levels via the web to colleagues, clients and candidates. It was already established in Italy and Spain by the end of 2001. But additional investments in 2002 mean it is on the threshold of full roll-out to France and UK in 2003 and the remaining main European markets by early 2004.

In the financial systems area, the Adecco Group continued its rollout of PeopleSoft, extending it to small and medium sized business units.

Competition

The personnel services market is intensely competitive and highly fragmented, with few barriers to entry by potential competitors at the local level. In addition to the Adecco Group, the largest publicly-owned companies specialising in personnel services are Manpower Inc. (the United States), Vedior N.V. (the Netherlands), Randstad Holding N.V. (the Netherlands) and Kelly Services, Inc. (the United States). Only the Adecco Group and Manpower Inc., however, have significant market shares in all the major personnel services markets in the world.

In the personnel services industry, competition is generally limited to firms with offices located within a customer’s particular local market because temporary employees are generally unwilling to travel long distances. In most major markets, competitors generally include large publicly-traded companies and numerous regional and local competitors, some of which may operate in only a single market. Competition may also be provided by governmental entities, such as state employment offices and job centers, in many European countries.

Since many customers contract for their personnel services locally, competition varies from market to market. Many customers use more than one personnel services company and it is common for a major customer to use several personnel services companies at the same time. However, in recent years, there has been a significant increase in the number of large customers consolidating their temporary personnel hiring with a single supplier or with a small number of firms. The Adecco Group’s customer base is large and diverse, with no customer accounting for a significant portion of revenues.

The Internet is also changing the way staffing companies do business. The Internet allows staffing companies to increase their revenues by providing improved services at a lower cost (through, for example, lower recruitment advertising costs, fewer branches and fewer internal staff members). Competition could intensify from on-line recruiters (i.e. Monster.com, careerbuilder.com), resume distribution companies (i.e. resumeblaster.com, resumexpress.com) and employer websites.

Methods of Competition

Personnel services firms act as intermediaries in matching available workers to employers, both temporary and permanent. As a result, personnel services firms compete both to recruit and retain a supply of workers and to attract customers who use temporary personnel. In addition, as increasing numbers of large companies look to personnel services firms to manage part of their human resources activities, the ability to provide these services in a professional manner becomes a differentiating factor.

Depending on the economy of a particular market at any point in time, it may be necessary to place greater emphasis either on recruitment and retention of employment candidates or on marketing to customers. The Adecco Group recruits employment candidates through a wide variety of means, such as personal referrals, advertisements and an attractive compensation package that includes vacation and holiday pay, incentive plans and recognition programs.

Methods used to market personnel services to customers vary depending on the customers’ perceived need for workers, the skill levels required and the local labour supply. Depending on these factors, the Adecco Group competes by means of quality of service provided, scope of service offered and price. Indications of quality include promptness in filling an assignment, the ability to effectively match an individual worker to a specific assignment, the performance of the worker in that assignment and the management tools offered to customers to help them control their use of personnel services. Success in these areas is a function of employing a highly-motivated permanent staff, properly training the staff on the methods of recruiting and matching candidates to assignments and effectively using the systems that have been developed to support these processes.

An important factor for companies in selecting a personnel services supplier is the supplier’s ability to control and deliver quality service. At December 29, 2002, the Adecco Group was certified under the international quality standard ISO 9002 in the majority of countries where the Adecco Group operations are located ( including Australia, Austria, Belgium, Canada, the Czech Republic, France, Germany, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Portugal, Spain, Switzerland, the United Kingdom and the United States). The ISO 9002 standard is given to a company after independent assessment of processes influencing quality. The standard’s objective is to give the Adecco Group’s management and its customers confidence over the Adecco Group’s operations. The Adecco Group believes it was among the first in the industry to seek to become certified for its consistent level of quality, and believes that this gives it a marketing advantage over many of its competitors.

Personnel service firms compete in the local market and the Adecco Group branches are an important point of sales for local clients and to attract local candidates. The extensive branch network and the flexibility to open and close branches in response to market changes is a clear advantage not only to serve local business but also to best serve national and global clients that are managed centrally but resourced through local offices.

Adecco’s integrated “people, bricks and clicks” webcentric concept, is based on a central database that offers:

•	Sharing of candidate information amongst branches, meaning better matching and faster placement capability

•	Sharing of client information between branches produces improved cross-selling opportunities and co-ordination of services to multi-site clients

•	Ease, speed and consistency of analysis plus control for colleagues, clients and candidates

Internet access to the database enables:

•	Clients and candidates can gain direct access to data, increasing the speed and reach of candidate or assignment searches. Clients and candidates can decide the level of support they require from the database. At base level, Internet access operates as an information exchange between client and candidate. More frequently, the database is used to check availability and interviewing. At a higher level of service, the database may be used to manage the complete recruitment process.

•	Clients and candidates can also perform via the internet portals most interactions and exchanges of information with the Adecco Group, such as signing and extending contracts, inserting and validating time sheets, reviewing billing and payroll information, analysing historical data and statistics on the provided services, and more.

•	New functionalities, such as automatic notification of new candidates or assignments, are possible as is linking with other communications channels, such as mobile phones.

Over 1 million French candidates joined the central database in 2002, creating a total of more than three million when including those registered in Italy and Spain. Web access for clients and candidates has been introduced in France in Q1 2003.

In Italy during 2002, a customised Professional Staffing and Services web gateway was added to the existing central database, demonstrating the capability of the AdeccoWeb platform to tailor the online services to specific clients’ and candidates’ needs, at the same time providing all the benefits of information sharing across divisions.

In 2003, the Adecco Group in the USA plans to introduce widespread web access for candidates and clients to its central database in addition to its existing Workcard vendor management system that allows client management of the staffing process on-line.

Xpert On Line, provides assessment capabilities over the web, integrated with existing front office systems.

Regulation

Personnel services firms are generally subject to one or more of the following types of government regulation:

•	Regulation of the employer/employee relationship between a firm and its temporary personnel;

•	Registration, licensing, record keeping and reporting requirements; and,

•	Substantive limitations on operations or the use of temporary employees by customers.

In most countries, including the United States, France and the United Kingdom, personnel services firms are considered the legal employers of their temporary personnel. Therefore, these firms are governed by laws regulating the employer/employee relationship, such as those on tax withholding or reporting, social security or retirement benefits, non-discrimination and workers’ compensation. In other countries, personnel services firms, while not the direct legal employers of temporary personnel, are still responsible for collecting taxes and social security deductions and transmitting these amounts to the taxing authorities.

In many countries, particularly in continental Europe, entry into the personnel services market is restricted by the requirement to register with, or obtain licenses from, a government agency. In addition, a wide variety of administrative requirements may be imposed, such as record keeping, written contracts and reporting.

The personnel services industry is closely regulated in all of the major markets in which the Adecco Group operates, except the United States, Canada and the United Kingdom. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services. These restrictions include regulations:

•	Affecting the type of work permitted; for example, Germany prohibits the use of temporary workers in construction work, and Japan and Norway limit temporary work to certain defined categories of workers, which exclude, among other categories, industrial workers;

•	Restricting the maximum length of a temporary assignment, varying from 3 to 36 months; for example, in the Netherlands, a temporary employee who has worked for one customer for 18 months or one agency for 36 months, automatically qualifies for a long-term contract;

•	Imposing requirements as to wage levels; for example, in France, Austria and Spain, wages paid to temporary workers must be the same as those paid to permanent workers; and,

•	Restricting the circumstances under which temporary personnel may be employed; for example, in Germany, they must be fully employed without time limit and in France the government is not permitted to use temporary personnel services.

In some countries, special taxes, fees or costs are imposed in connection with the use of temporary personnel. For example, in France, to compensate for the precarious nature of their employment, temporary personnel are entitled to a 10% allowance, which is inapplicable if a new assignment is offered to them within three days. In some countries, the placement by private companies of permanent workers for a fee is prohibited.

In October 2001, a joint declaration was made between Euro-CIETT (Confédération Internationale des Enterprises de Travail Temporaire) of which the Adecco Group is a leading member, and UNI-Europa, representing the staffing industry and unions respectively. It proposed a framework for the new EU Directive on Private Agency Work that will guide positive regulation in the years ahead. The Joint Declaration called upon the European Commission to ensure that the Directive:

1.	Recognised the use of agency employment as a means to enhance job opportunities and integration in the labour market in particular for special and/or disadvantaged groups.

2.	Established the principle of equal treatment at two levels:

•	Obligations, which arise from the employment relationship that exists between the agency and the agency worker (for example, terms and conditions for the agency workers should be equal for the same job with one client); and

•	Obligations, which arise from the fact that agency workers are assigned to work for and under the control of clients at their premises (for example, health and safety responsibility of the client should be the same for agency and non-agency workers)

3.	Asked member states to periodically identify and review obstacles that may prevent agency work from playing a positive role in the labour market and eliminate them if appropriate.

In December 2002, the German Parliament passed a new temporary worker’s act, fundamentally reforming existing regulation. From the beginning of 2004, agencies must apply equal working conditions including remuneration to temporary workers. In addition, the maximum length of assignment restrictions will be lifted.

On June 1, 2002, the bilateral treaty with the EU entered into force. Over a period of 12 years, it will introduce freedom of movement for EU citizens in Switzerland. From June 1, 2004, the priority given to indigenous workers will be abolished.

Trademarks

The Adecco Group maintains a number of trademarks, trade names, service marks and other intangible rights. The principal marks are the Adecco service mark and logo and the speciality brand service marks and logos, including Adia, Olsten, Office Angels, Ajilon, Computer People, Icon, AOC, Jonathan Wren, TAD Telecom, Roevin, Lee Hecht Harrison and jobpilot. The Adecco Group has filed applications to register and/or has registered these trademarks and service marks in the major markets and countries where The Adecco Group operates and where such marks are used, as appropriate. The Adecco Group has taken reasonable steps to protect these trademarks and service marks in the major markets and countries where the Adecco Group operates and where such marks are used, as it deems appropriate. The Adecco Group is not currently aware of any infringing uses that would be likely to substantially injure the Adecco Group’s rights in such marks in the major markets and countries where such marks are used.

Organisational Structure

Adecco S.A. is the ultimate parent company of the Adecco Group. Its shares are listed and principally traded on the SWX Swiss Exchange. In addition, Adecco S.A. shares are listed on Euronext, Premier Marché and its ADR’s trade on the New York Stock Exchange. See Item 9—The Offer and Listing.

The following table lists the Adecco Group’s major consolidated subsidiaries:

AUSTRIA
ADECCO GESELLSCHAFT M.B.H.	100%
JOBPILOT AUSTRIA GMBH	100%
BELGIUM
ADECCO CONSTRUCT NV	100%
ADECCO COORDINATION CENTER SA	100%
ADECCO PERSONNEL SERVICES NV	100%
AJILON ENGINEER NV	100%
AJILON FINANCE BV	100%
AJILON IT NV	100%
LEE HECHT HARRISON BELGIUM NV	100%
CZECH REPUBLIC
ADECCO SPOL. S. R.O.	100%
DENMARK
ADECCO A/S	100%
AJILON DENMARK APS	100%
FINLAND
ADECCO FINLAND OY	100%
AJILON FINLAND OY	100%
FRANCE
ADECCO CONSULTING SA	95%
ADECCO HOLDING FRANCE SAS	100%
ADECCO IT SERVICES SASU	100%
ADECCO TRAVAIL TEMPORAIRE SASU	100%
ADIA SASU	100%
AJILON ENGINEERING SA	100%
AJILON IT CONSULTING SA	95%
AJILON SALES AND MARKETING—DEPARTMENT TELEMARKETING SARL	100%
AJILON SALES AND MARKETING SA	100%
AJILON TECHNOLOGIE SA	90%
ECCO SAS	100%
JOBPILOT FRANCE SARL	100%
LEE HECHT HARRISON FRANCE SA	100%
GERMANY
ADECCO BETEILIGUNGSGES MBH	100%
ADECCO OUTSOURCING GMBH	100%
ADECCO PERSONALDIENSTLEISTUNGEN GMBH	100%
AJILON GERMANY GMBH	100%
JOBPILOT AG	100%
JOBS & ADVERTS GMBH	100%
LEE HECHT HARRISON GMBH	100%
VERWALTUNGSGESELLSCHAFT ADECCO MBH	100%

GREECE
ADECCO HR AE	100%
HUNGARY
ADECCO SZEMELYZETI KOZVETITO KFT	100%
IRELAND
ADECCO IRELAND LTD	100%
ITALY
ADECCO ITALIA HOLDING DI PARTECIPAZIONE E SERVIZI SPA	100%
ADECCO PAYWISE SYSTEMS SRL	100%
ADECCO SOCIETA DI FORNITURA DI LAVORO TEMPORANEO SPA	100%
AJILON SRL	100%
JOBPILOT ITALIA SRL	100%
LEE HECHT HARRISON SRL	100%
LUXEMBOURG
ADECCO SERVICES FINANCIERS (LUXEMBOURG) SA	100%
ADECCO LUXEMBOURG SA	100%
MONACO
ADECCO MONACO SAM	100%
NETHERLANDS
ADECCO COMPUTER PEOPLE HOLDINGS BV	100%
ADECCO FINANCE BV	100%
ADECCO HOLDING EUROPE BV	100%
ADECCO INTERECCO HOLDING BV	100%
ADECCO LATAM HOLDING BV	100%
ADECCO NEDERLAND BEHEER BV	100%
ADECCO NEDERLAND HOLDING BV	100%
ADECCO OLSTEN FINANCE BV	100%
ADECCO OLSTEN HOLDING BV	100%
ADECCO OVERSEAS HOLDING BV	100%
ADECCO PAYWISE SYSTEMS APS BV	100%
ADECCO PERSONEELSDIENSTEN BV	100%
ADIA INTERNATIONAL INVESTERINGEN BV	100%
AJILON HOLDING EUROPE BV	100%
AJILON MANAGED SERVICES BV	100%
AJILON PROFESSIONAL STAFFING BV	100%
LEE HECHT HARRISON BV	100%
NORWAY
ADECCO AIRPORT SECURITY AS	15%
ADECCO MARINE WELD AS	100%
ADECCO NORGE AS	100%
ADECCO SECURITY AS	100%
AJILON NORWAY AS	100%
OLSTEN NORWAY AS	100%
POLAND
ADECCO POLAND SP Z.O.O.	100%
PORTUGAL
ADECCO FORMACAO E CONSULTADORIA LTDA	100%
ADECCO MARKETING SERVICES LTDA	100%
ADECCO RECURSOS HUMANOS LTDA	100%
RUSSIA
OOO ADECCO	100%
SLOVENIA
ADECCO RH D.O.O	100%
SPAIN
ADECCO FORMACION SA	100%
ADECCO IBERIA SA	100%
ADECCO PAYWISE SYSTEMS APS SPAIN SA	100%
ADECCO TT S.A., EMPRESA DE TRABAJO TEMPORAL	100%
AJILON SA	100%
HORECCA STAFFING SERVICES EMPRESA DE TRABAJO TEMPORAL SA	100%

OLE STAFFING SA	100%
SWEDEN
ADECCO HR AB	100%
ADECCO SWEDEN AB	100%
AJILON SWEDEN AB	100%
SWITZERLAND
ADECCO MANAGEMENT & CONSULTING SA	100%
ADECCO RESSOURCES HUMAINES SA	100%
ADECCO SA	100%
ADECCO SPECIAL FINANCING AG	100%
ADIAINVEST SA	100%
AJILON SARL	100%
JOBPILOT SWITZERLAND AG	100%
LEE HECHT HARRISON AG	100%
TURKEY
ADECCO HIZMET VE DANISMANLIK AS SA	51%
UNITED KINGDOM
ACCOUNTANTS ON CALL LTD	100%
ADECCO UK IT HOLDINGS	100%
ADECCO UK LTD	100%
AJILON COMMUNICATIONS LTD.	100%
AJILON GROUP LTD	100%
AJILON PLC	100%
AJILON SERVICES LTD	100%
AJILON (UK) LTD	100%
JOBPILOT UK LTD	100%
JONATHAN WREN & CO LTD	100%
JONATHAN WREN SEARCH & SELECTION LTD	100%
LEE HECHT HARRISON LTD.	100%
OFFICE ANGELS LTD	100%
OLSTEN UK HOLDINGS LTD	100%
ROEVIN MANAGEMENT SERVICES LTD	100%

NORTH AMERICA

CANADA
ADECCO EMPLOYMENT SERVICES LTD	100%
ADECCO QUEBEC, INC	100%
AJILON CANADA INC	100%
AJILON COMMUNICATIONS INC.	100%
AJILON STAFFING OF CANADA LTD	100%
USA
ADECCO EMPLOYMENT SERVICES, INC.	100%
ADECCO NORTH AMERICA, LLC	100%
ADECCO USA, INC.	100%
ADECCO, INC	100%
ADO STAFFING, INC	100%
AJILON COMMUNICATIONS LLC	100%
AJILON HOLDINGS LLC	100%
AJILON PROFESSIONAL STAFFING LLC	100%
ASI STAFFING, INC.	100%
LEE HECHT HARRISON LLC	100%
PAYWISE, INC.	100%
THE WORKCARD COMPANY	100%

ASIA PACIFIC

AUSTRALIA
ADECCO AUSTRALIA PTY LTD	100%
ADECCO HOLDINGS PTY LTD	100%
AJILON AUSTRALIA PTY LTD.	100%
ICON RECRUITMENT PTY LTD	100%

JONATHAN WREN AUSTRALIA PTY LIMITED	100%
LEE HECHT HARRISON PTY LIMITED	100%
CHINA
GUANGDONG ADECCO PERSONNEL SERVICES LTD	75%
TEMPLAR INTERNATIONAL CONSULTANTS (SHANG HAI) LTD.	100%
HONG KONG
ECCO SERVICES (ASIA) LTD	100%
ADECCO PERSONNEL LTD	100%
LEE HECHT HARRISON PTY LIMITED	100%
TEMPLAR INTERNATIONAL CONSULTANTS LTD.	100%
JAPAN
ADECCO CAREER STAFF LTD	100%
MALAYSIA
AGENSI PERKERJAAN ADECCO PERSONNEL SDN BHD	100%
NEW ZEALAND
ADECCO NEW ZEALAND LTD	100%
ADECCO PERSONNEL LTD	100%
AJILON LTD	100%
SINGAPORE
ADECCO PERSONNEL PTE LTD	100%
LEE HECHT HARRISON PTE LTD	100%
SOUTH KOREA
ADECCO KOREA INC.	100%
TAIWAN
ADECCO PERSONNEL COMPANY LTD.	100%
ADIA L&M PERSONNEL CONSULTANTS LTD.	100%
ADIA TAIWAN LTD.	100%
THAILAND
ADECCO CONSULTING LIMITED	100%
ADECCO EASTERN SEABOARD LTD	100%
ADECCO NEW PETCHBURI RECRUITMENT LIMITED	100%
ADECCO PHAHOLYOTHIN RECRUITMENT LTD	100%
ADECCO RAMA 4 RECRUITMENT LIMITED	100%
TEMPLAR INTERNATIONAL CONSULTANTS LTD	100%

LATIN AMERICA

ARGENTINA
ADECCO ARGENTINA SA	100%
BOLIVIA
ADECCO BOLIVIA S.A.	100%
BRAZIL
ADECCO TOP SERVICES RECURSOS HUMANOS SA	100%
CHILE
ADECCO SERVICIOS EMPRESARIALES SA	100%
ADECCO RECURSOS HUMANOS SA	100%
COLOMBIA
ADECCO COLOMBIA SA	100%
COSTA RICA
ADECCO DE COSTA RICA RECURSOS HUMANOS SA	100%
DOMINICAN REPUBLIC
ADECCO DOMINICANA C.POR A	100%
ECUADOR
ADECCOIBERIA SA	100%
EL SALVADOR
ADECCO EL SALVADOR SA	100%
GUATEMALA
ADECCO GUATEMALA SOCIEDAD ANONIMA	100%
MEXICO
ECCO SERVICIOS DE PERSONAL SA DE CV	100%
ENTREPRISE ADECCO SA DE CV	100%

EXCELLANCE ADECCO SA DE CV	100%
INTERIM ADECCO SA DE CV	100%
PERFORMANCE ADECCO SA DE CV	100%
REUSSITE ADECCO SA DE CV	100%
SERVICIOS ADMINISTRATIVES ADECCO SA DE CV	100%
SERVICIOS ESPECIALIZADOS ADECCO SA DE CV	100%
SERVICIOS INTEGRALES ADECCO SA DE CV	100%
PANAMA
ADECCO PANAMA SA	100%
PERU
ADECCO PERU SA	100%
ADECCO PERU SERVICIOS TEMPORALES SA	100%
PUERTO RICO
ADECCO PERSONNALSERVICES, INC	100%
ADECCO SPECIALITY BRANDS INC	100%
URUGUAY
ADECCO URUGUAY SA	100%
VENEZUELA
ADECCO EMPRESA DE TRABAJO TEMPORAL C.A.	100%

OTHER

BERMUDA
ADECCO FINANCIAL SERVICES (BERMUDA) LTD	100%
ADECCO REINSURANCE COMPANY LIMITED	100%
ADIA FUNDING LTD	100%
SECAD LTD	100%
ISRAEL
ADECCO ISRAEL STAFFING SERVICES LTD	100%
MOROCCO
ADECCO MAROC SA	100%
NIGERIA
ADECCO NIGERIA LIMITED	100%
SOUTH AFRICA
TECHNIHIRE LTD	100%
INKOMBA RECRUITMENT SERVICES PTY LTD	90%
TUNISIA
ADECCO TUNISIE SARL	100%

Property, Plant & Equipment

The Adecco Group leases and owns properties in the regions in which it does business. The majority of the Adecco Group’s offices are leased, usually under short or long term leases containing commercially reasonable terms. Leasing of office space ensures higher flexibility to adapt to market requirements and manage liquidity. See Note 12 in the accompanying Consolidated Financial Statements for further information on future lease commitments. The facilities owned and leased by the Adecco Group are well-maintained and sufficient for its business, currently and for the foreseeable future. None of the properties owned or leased by the Adecco Group are individually material to its operations.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The information in this discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes thereto that are prepared in accordance with accounting principles generally accepted in the United States and are included elsewhere in this Annual Report, Item 3 “Key Information” and the Disclosure Concerning Forward-Looking Statements.

Reporting segments

In October 2001, the Adecco Group announced a change in its organisational and management structure, creating three operating segments (divisions). Upon acquisition of jobpilot in 2002, management decided to create and present a fourth division. In accordance with SFAS No. 131, the Adecco Group changed its reporting segments to be in alignment with its new internal structure. Segment information for prior periods has been restated to conform to the new presentation. The Adecco Group’s four segments are: Staffing Services Division, Professional Staffing and Services Division, Career Services Division and e-HR Services Division.

Within the divisions management looks at geographical areas, defined as North America (consisting primarily of operations in the United States), Europe (consisting primarily of France, United Kingdom, Belgium, Germany, Italy, the Netherlands, Spain and Switzerland), Asia Pacific and the Rest of the World (consisting primarily of operations in Latin America).

The Adecco Group evaluates the performance of its reportable segments based on adjusted operating income (“operating income before amortisation and restructuring costs”) which is defined as the amount of net income / (loss) before cumulative effect of changes in accounting principle, interest, income taxes, amortisation of goodwill and other intangibles, restructuring and other non-operating expenses, net. Certain corporate costs are allocated based on gross margin.

All segments have the same critical accounting policies, judgments and estimates as described below.

Currency trends

The average exchange rates for all of the major currencies used to translate the consolidated statements of operations in Swiss francs were significantly weaker in 2002 compared to 2001. The December 29, 2002, year-end currency exchange rates for all of the major currencies used in translating the Adecco Group’s consolidated balance sheet in Swiss francs also depreciated against the Swiss franc as compared to December 30, 2001.

The average exchange rates for the major currencies used to translate the consolidated statements of operations in Swiss francs were significantly different in 2001 compared to 2000, except for the US dollar. The average rate for the euro, British pound and the Japanese yen depreciated against the Swiss franc. The December 30, 2001 year end currency exchange rates for the major currencies used in translating the Adecco Group’s consolidated balance sheet in Swiss francs depreciated against the Swiss franc as compared to December 31, 2000.

Non-US GAAP information

For the detailed discussion of this Operating and Financial Review and Prospects, the Adecco Group’s management uses information that excludes the impact of change in foreign currency exchange rates (i.e. the change in revenue measured in local currency). Local currency information is calculated by multiplying the prior year original amount in the functional currency with the current year’s foreign currency exchange rate. All information provided excluding the impact of foreign currency fluctuations is also presented including the impact of foreign currency.

Operating income before amortisation and restructuring cost is used to discuss the operational results and the divisional performance. Operating income before amortisation and restructuring excludes the following amounts: Amortisation of intangibles of CHF 8 million in 2002, CHF 10 million in 2001 and CHF 7 million in 2000 respectively. Amortisation of goodwill of CHF 1,096 million in 2001 and CHF 1,102 million in 2000 respectively and restructuring cost of CHF 65 million in 2000.

Critical Accounting Policies, Judgments and Estimates

The preparation of the financial statements in accordance with US GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Adecco Group has set up a review process to monitor the application of new accounting policies and the appropriateness of estimates. Change in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements and are material to the Adecco Group’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors, the Audit and Finance Committee and the independent auditors. The Adecco Group’s significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements.

Accruals and provisions

Various accruals and provisions are set up for sales and business taxes, pension and health liabilities, workers’ compensation, profit sharing and other similar items taking into account local legal and industry requirements and best practice. The estimates to establish accruals and provisions are based on historical experience, information from external professionals such as actuaries and other facts and reasonable assumptions under the circumstances.

The French government has issued various social programs, including the 35 hour working week agreement that was introduced in 2000. The Adecco Group adopted the rules associated with this agreement resulting in the recognition of a lower social security charge. Due to the lack of experience with these new rules and the complexity of compliance, the Adecco Group has established provisions to cover the risk of non-compliance. In France compliance with social security rules are subject to audit for a defined period of years. Experience in complying with these rules and the results of audits by local authorities may require revision to management estimates and materially impact the Consolidated Financial Statements of the Adecco Group.

In most States of the United States, the Adecco Group is self-insured for workers’ compensation claims of temporary workers. The provision recognised is determined by actuarial valuations that are performed periodically and is based on historical claim experience, and workers’ demographical and market components. Workers’ compensation expense is included in direct cost of services. Significant worsening of the US market, increase of claims or change in laws may require additional workers’ compensation expense. Improved claim experience may result in lower workers compensation premiums.

Allowance for doubtful accounts

The Adecco Group management makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based on the age of the receivable. In determining these percentages, the Adecco Group management analyses its historical collection experience and current economic trends. If the historical data the Adecco Group uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Income taxes

The Adecco Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not.

The determination of deferred tax assets and liabilities, and any valuation allowances requires management’s judgment and interpretations. The net deferred tax assets may need to be adjusted in the event of changes in tax rates, or changes in estimates of future taxable income. A considerable portion of existing deferred tax assets are in the United States and France. Any future changes in the income tax rate of these countries may significantly impact future financial results. In addition, valuation allowances may need to be adjusted in the event that estimates of future taxable income change from the amounts currently estimated. While management believes that its judgments and interpretations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Adecco Group’s future financial results.

Furthermore, the Adecco Group operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions for income taxes have been made.

Impairment of goodwill

During 2002, the Adecco Group performed both the transitional goodwill impairment testing as of December 30, 2001 and the annual goodwill impairment testing as of December 29, 2002. The carrying value of goodwill is reviewed annually for impairment (or on an interim basis if required), based on a reporting unit level. The annual impairment testing is performed during the fourth quarter based on financial information as of

November 1. The impairment testing compares the carrying value of goodwill with the reporting unit fair values determined using a combination of comparable market multiples, additional market information and discounted cash flow valuation models. In the case of newly acquired companies or the occurrence of significant events between impairment testing periods, the carrying value of goodwill is monitored. If necessary, additional analysis and tests would be performed and impairment losses recognised in earnings.

To determine the amount of impairment and the fair value of assets and liabilities, judgments and estimates are required based on external market and industry data, and forecasts of operational performance. In 2002, no impairment loss recognition was required. Market and industry developments as well as changes in the business strategy may lead to the reorganisation of internal structures, change of resources and the disposal of business and could result in an impairment of goodwill.

Contingencies

In the ordinary course of business conducted around the world, the Adecco Group faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses the risks based on information available and assessment from external professionals.

We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Operating Results

The table below includes a summary of consolidated financial data for the three fiscal years 2002, 2001 and 2000:

	For the Fiscal Years Ended
	2002	2001	2000	2002	2001	2000
	CHF (in millions)			Percentage
Net service revenues	25,086	27,247	26,628	100%	100%	100%
Direct costs of services	(20,611)	(22,127)	(21,637)	(82.2)	(81.2)	(81.3)

Gross margin	4,475	5,120	4,991	17.8	18.8	18.7
Selling, general and administrative expenses	(3,682)	(3,883)	(3,717)	(14.7)	(14.5)	(14.1)
Allowance for doubtful accounts	(131)	(58)	(37)	(0.5)	(0.2)	(0.1)
Amortisation of goodwill and other intangibles	(8)	(1,106)	(1,109)	—	(4.1)	(4.2)
Restructuring costs	—	—	(65)	—	—	(0.2)

Operating income	654	73	63	2.6	0.3	0.2
Interest income	17	32	43	0.1	0.1	0.2
Interest expense	(164)	(242)	(263)	(0.7)	(0.9)	(1.0)
Other non-operating expense	(12)	(27)	—	—	(0.1)	—

Income (loss) from operations before income taxes and minority interests	495	(164)	(157)	2.03	(0.6)	(0.6)
Provision for income taxes	(141)	(254)	(265)	(0.6)	(0.9)	(1.0)
Income applicable to minority interests	—	(1)	(6)	—	—	—
Net income (loss) from operations	354	(419)	(428)	1.4	(1.5)	(1.6)
Cumulative effect of change in accounting principle	—	(8)	—	—	—	—

Net income (loss)	354	(427)	(428)	1.4	(1.6)	(1.6)

Adjusted net income(1)	354	559	566	1.4%	2.1%	2.1%

Per share data in CHF:
Basic net income	1.90	(2.25)	(2.33)	—	—	—
Diluted net income	1.88	(2.25)	(2.33)	—	—	—
Basic adjusted net income	1.90	3.01	3.08	—	—	—
Diluted adjusted net income	1.88	2.94	2.99	—	—	—

(1)	Net adjusted income represents income had the Adecco Group applied the non-amortisation provisions of SFAS No. 142 to all years disclosed.

Overview

During 2002, the Adecco Group faced the most challenging and uncertain economic conditions since the merger of Adia and Ecco in 1996. The broad-based economic recovery that had been hoped for at the beginning of the year did not take hold. In North America, the world’s largest staffing market, the conditions were particularly tough although, the decline of revenue slowed down during the year. In Europe, the Adecco Group’s largest business region, revenue also declined. There were also positive developments such as the growth in Japan, where the combination of market deregulation and management efforts has brought significant sales growth.

Despite this challenging economic backdrop, the Adecco Group made significant progress internally through the establishment of a new divisional organisation under the leadership of a new chief executive officer. As many of our largest clients grappled with the need to retrench, the value afforded by a flexible approach to workforce management provided by the Adecco Group became even more apparent. The main Staffing Services Division showed a weak but improving performance during 2002. While the Professional Staffing and Services Division focusing on the IT and financial sectors, suffered a significant reduction in revenues, the Career Services Division again benefited strongly from this weak business environment. Finally, our recently integrated e-HR services Division which includes jobpilot, was heavily affected by market conditions, but retained a leading position in it’s largest market, Germany.

The Adecco Group utilised 2002 as a period to refocus on organic growth through serving the needs of smaller and mid-sized clients, cost cutting measures and re-alignment of the branch network. The small and mid-sized client segment typically delivers higher margins, but volumes need to be conquered in small pieces. The focus on a growing client base is therefore crucial to support this kind of business model. As necessary, the cost structure has been adapted to the ongoing lower level of activities, with particular focus on the Professional Staffing and Services Division, as the market contracted rapidly in terms of business volume due to the downturn in demand for IT services.

One of the key components of the Adecco Group’s business model is the extensive network of branches which covers the local market, which attracts candidates and delivers the service locally. In terms of branch network, the Adecco Group sustained or increased the number of offices in areas of expected high demand or market share gains following the recovery of the market. Other branches have been closed based on continuous monitoring of individual branch performance and market conditions.

The Adecco Group is one of the global leaders in providing human resources solutions. Management identify the ability to exchange candidates between branches and the use of technology to support operations as major success factors of the industry. Increasingly, clients make the same order to several companies to benefit from competition. Accordingly, the Adecco Group has developed web enabled systems that allow candidate sharing between existing branches at reasonable cost, increasing the order filling capacity, and therefore increasing sales. France, Italy and Spain have fully implemented the candidate sharing systems and the Adecco Group plans to roll-out these system into all major markets in the next two years.

One significant acquisition was completed during the year. The Adecco Group welcomed jobpilot, one of the leading Internet job boards in Europe, as an Adecco Group company within the e-HR Services Division. Management expects that jobpilot will increase our ability to extend the base of candidates available for our customers.

For the full year of 2002, consolidated revenue decreased CHF 2,161 million to CHF 25,086 million, a reduction of 8%. Operating income in 2002 amounted to CHF 654 million, representing 2.6% of net service revenue. In 2001, operating income was CHF 73 million or 0.3% of net service revenue. On a comparable basis after adjusting for the amortisation of goodwill, operating income in 2001 was CHF 1,169 million or 4.2% of net service revenue. The Adecco Group generated CHF 647 million of cash from operating activities resulting in an improved debt structure. Net debt (including off balance sheet debt net of long-term proceeds not yet received of CHF 85 million) was reduced by CHF 553 million to CHF 2,047 million.

Results of Operations—Year Ended December 29, 2002 compared to Year Ended December 30, 2001

Development of consolidated revenues and operating income

The Adecco Group’s net service revenues derived from temporary and permanent personnel placement, career management and outplacement services and e-HR services were CHF 25,086 million in 2002, representing a decrease of CHF 2,161 million or 8% from consolidated net service revenues of CHF 27,247 million in 2001. In local currency consolidated revenue decreased 3%. The revenue reduction is mainly due to the decrease in service hours provided to customers, pricing pressure and the weakening of foreign currencies offset by growth in the Career Services Division. The acquisition of jobpilot added approximately CHF 20 million to net service revenues.

Gross margin is calculated as revenue less direct cost of services. Gross margin in 2002 decreased by 13% or CHF 645 million to CHF 4,475 million from CHF 5,120 million in 2001. Consolidated direct costs of services which consist principally of payroll and payroll-related benefits, decreased by 7% or CHF 1,516 million to CHF 20,611 million in 2002 from CHF 22,127 million in 2001. Gross margin as a percentage of consolidated net service revenues decreased to 17.8 % in 2002 from 18.8% in 2001. This reduction of 1% resulted from a combination of lower prices mainly in the temporary placement business, greater slowdown in the higher margin professional services and lower volume from permanent placement activities offset by the growth in the Career Services Division benefiting from the economic environment. The drop of 1% reflects an adverse general trend in the staffing industry, mainly as a result of price pressure and aggressive competition.

Selling, general and administrative expenses including the allowance for doubtful accounts (“SGA”) for the Adecco Group, which consists primarily of personnel costs, office administration, rent and marketing expenses decreased in 2002 CHF 128 million or 3% to CHF 3,813 million from CHF 3,941 million in 2001. When measured in local currency these expenses increased by 2%. Sales, selling, general and administrative expenses excluding the provision for doubtful accounts amounting to CHF 3,682 million in 2002 and CHF 3,941 million measured as percentage of net service revenue increased to 14.7% in 2002 from 14.5% in 2001. In 2002, personnel expenses as a percentage of sales were 9.8% compared with 9.7% in 2001; office administration was 3.0% compared with 2.7%; premises was 1.3% compared with 1.1%; marketing was 0.6% compared with 1.0%. The allowance for doubtful accounts increased towards the end of the year 2002 to CHF 131 million, an increase of CHF 73 million or 126% compared with CHF 58 million in 2001and as a percentage of sales, an increase to 0.5% in 2002 compared with 0.2% in 2001. These increases in expenses as a percentage of sales were mostly due to the semi-fixed nature of the branch and overhead cost structure which do not vary directly in proportion to the decline in revenues. During 2002, the Adecco Group continued to adjust the size of the branch network to market conditions resulting in an overall 2% reduction of branches, primarily in the United States and the Netherlands. Headcount was reduced by 3%. In 2002, in a weak economic climate, the Adecco Group’s SGA expenses were impacted by higher levels of litigation claims with ex-employees in Latin America and the decision to discontinue investments in client specific projects. In addition, the Adecco Group incurred system integration costs in Germany. The weak economic climate resulted in a greater number of bankruptcies and the deteriorating experience in collecting from selected customers. This resulted in a higher than expected bad debt expense (0.5% of net service revenues in 2002 compared with 0.2% in 2001), especially in the United States and Latin America, during the year.

Consolidated operating income increased CHF 581million to CHF 654 million in 2002 from CHF 73 million in 2001 primarily due to the net effect of a reduction in net service revenue offset by the change in accounting policies whereby subsequent to 2001 goodwill is no longer amortised. Amortisation of goodwill in 2001 amounted to CHF 1,096 million.

Operating income before amortisation and restructuring cost decreased 44% to CHF 662 million in 2002 from 1,179 million in 2001. In local currency operating income before amortisation and restructuring cost decreased by 40%.

Divisional performance

Net service revenues by divisions are as follows:

	For the Fiscal Years Ended
	2002		2001		2000
	CHF (in millions)
Staffing Services Division	CHF	22,119	CHF	23,538	CHF	22,768
Professional Staffing and Services Division		2,510		3,271		3,571
Career Services Division		436		438		289
e-HR Services Division		21		—		—

	CHF	25,086	CHF	27,247	CHF	26,628

Operating income before amortisation and restructuring cost by division is as follows:

	For the Fiscal Years Ended
	2002		2001		2000
	CHF (in millions)
Staffing Services Division	CHF	509	CHF	876	CHF	918
Professional Staffing and Services Division		37		179		265
Career Services Division		125		124		54
e-HR Services Division		(9)		—		—

	CHF	662	CHF	1,179	CHF	1,237

Staffing Services Division

Net service revenue of the Staffing Services Division contributed 88% and 86% to total net service revenue in 2002 and 2001 respectively. Net service revenue of the Staffing Services Division declined CHF 1,419 million or 6% to CHF 22,119 million in 2002 from CHF 23,538 million in 2001. In local currency the decline was only 1% and there were clear signs of improvement in the third and fourth quarter. The decrease was mainly impacted by the weak economy resulting in lower volume in 2002 compared with 2001. However, the extensive branch network helped to maintain or increase the market position in the key markets.

Revenues declined in Europe by 6%, North America by 12%, Asia Pacific by 1% and revenues from the Rest of the World declined by 14%. Revenues measured in local currency declined in Europe, the largest region, by 3%, remained unchanged in North America and increased in Asia Pacific and the Rest of the World each by 10% .

Operating income before amortisation and restructuring cost declined by CHF 367 million or 42% to CHF 509 million in 2002 from CHF 876 million in 2001. In local currency the decrease was 39%, mainly due to decreases in North America and the Rest of the World and partially offset by the increase in the Asia Pacific area. The decrease in operating income before amortisation and restructuring cost is due to the lower volumes, lower margin and the semi-fixed nature of the cost basis, given the extensive branch network. In 2002, the result was also affected by a significant increase of workers’ compensation expense in North America due to the worsening of the market and an increase of claims and the higher than expected expenses for allowance of doubtful accounts.

Professional Staffing and Services Division

Net service revenue of the Professional Staffing and Services Division contributed 10% and 12% to total net service revenue in 2002 and 2001 respectively. Revenue of the Professional Staffing and Services Division declined CHF 761 million or 23% to CHF 2,510 million in 2002 from CHF 3,271 in 2001. In local currency the decline was 21%.

Revenues are primarily generated in Europe and North America and declined in 2002 compared to 2001 by 21% and 29% respectively. Measured in local currency the year on year declines in Europe and North America were 19% and 25% respectively.

Operating income before amortisation and restructuring costs declined by CHF 142 million or 79% to CHF 37 million in 2002 from CHF 179 million in 2001. In local currency the decrease was 79% and the impact was significant in both regions.

In 2002, net service revenue declined due to the decrease of both the number and average price per permanent placement and also the weak IT market in the UK and the US. The decline in operating income before amortisation and restructuring costs is due to the significant decrease in revenues partially offset by cost cutting measures initiated in 2001 that involved both, a reduction in headcount and branches.

Career Services Division

Net service revenue of the Career Services Division contributed 2% to total net service revenue in both 2002 and 2001. Net service revenue of the Career Services Division declined slightly by CHF 2 million or 0.5% to CHF 436 million in 2002 from CHF 438 in 2001. In local currency revenue increased by 14%, achieved by growth in the United States where the majority of business is derived from.

Operating income before amortisation and restructuring costs slightly increased by CHF 1 million or 0.8% to CHF 125million in 2002 from CHF 124 million in 2001. In local currency, operating income increased by 14%.

e-HR Services Division

The e-HR Services Division has only been presented as a separate division since 2002 and earns its revenue mainly in Europe. jobpilot provides the most significant contribution to the net service revenue of the e-HR Services Division since acquisition in May 2002. Net service revenue of the e-HR Services Division were CHF 21 million in 2002. The operating loss before amortisation and restructuring cost was CHF 9 million in 2002.

Information by geographical areas

During 2002, the Adecco Group generated 61% of its net service revenues from Europe, 27% in North America, 9% in Asia Pacific and 3% in the Rest of the World. For 2001, the comparable percentages were 60%, 28%, 9% and 3%.

The Adecco Group saw revenue decline in its two largest regions namely Europe and North America. Revenues in Europe decreased by 7%; in North America revenues decreased by 12%; in Asia Pacific revenues decreased by 1% and in the Rest of the World revenues decreased by 14%.

In Europe revenues measured in local currency declined by 4%, in North America revenues in local currency declined by 5%. In the Asia Pacific region revenues in local currency increased by 8% and in the Rest of the World revenues in local currency increased by 10%.

Amortisation of goodwill and other intangibles

Amortisation of intangibles in 2002 amounted to CHF 8 million compared to CHF 1,106 million in 2001. Effective on the first day of fiscal year 2002, the Adecco Group adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, which no longer requires the amortisation of goodwill to earnings. In 2001, amortisation of goodwill before any tax effect was CHF 1,096. Through to 2001, goodwill was amortised over five years.

Interest Expense

The interest expense line includes mainly interest on external debt, amortisation of capitalised financing costs and net hedging costs. Interest expense decreased by CHF 78 million to CHF 164 million in 2002 compared to CHF 242 million in 2001, primarily due to the reduction of debt of CHF 553 during the year and the decrease of interest rates globally. Net foreign exchange gains and losses and net hedging cost of CHF 17 million and CHF 20 million in 2002 and 2001, respectively, have been included in interest expense.

Other non-operating expense

In 2002, other net non-operating expense of CHF 12 million mainly comprises a write-down of an investment, the settlement relating to a litigation in a formerly discontinued operation of CHF 13 million and other non-operating items of CHF 15 million. Off-setting these expenses was a gain from recovery of a previously written down investment of CHF 16 million.

Effective Tax Rate

In 2002 the provision for income taxes was CHF 141 million on income before taxes and minority interests of CHF 495 million. The effective tax rate was 28%. In 2001, the tax charge was CHF 254 million on a loss before taxes and minority interests of CHF 164 million. The pre-tax losses in 2001 included amortisation of goodwill amounting to CHF 1,096 million, of which CHF 809 million is non-tax deductible. The evolution in the effective rate results, in part, from goodwill not being amortized for financial reporting purposes, in accordance with the Adecco Group’s adoption of SFAS No. 142 “Goodwill and Other Intangibles Assets”, as a considerable portion of the Adecco Group’s goodwill is non-deductible for tax purposes. Additionally, the effective tax rate was positively impacted by the geographical mix of taxable income. This was offset by the tax impact of non-tax effected losses and other non-deductible items (see Note 11 to Consolidated Financial Statements).

Results of Operations—Year Ended December 30, 2001 compared to Year Ended December 31, 2000

Development of consolidated revenues and operating income

Since April 2000, the results of Olsten have been included in the Consolidated Financial Statements. The 2000 statements of operations include 9 months of Olsten operations, while the results of 2001 include a full year of Olsten operations.

The Adecco Group’s net service revenues derived from temporary and permanent personnel placement, career management and outplacement services and e-HR services were CHF 27,247 million in 2001, slightly higher (CHF 619 million or 2%) than in 2001 with consolidated net revenues amounting to CHF 26,628 million. In local currency, the increase was 5%.

Although the net service revenue for the full year increased, there was a slow down in the first half of 2001 and a decrease in the second half of the year. Beginning in 2001, the reduction of volume started in the United States and with a certain time lag, Europe’s net service revenue decreased beginning in the third quarter.

Selling, general and administrative expenses including the allowance for doubtful accounts, which consists principally of personnel costs, office administration, rent and marketing increased 5% or CHF 187 million in 2001 to CHF 3,941 million from CHF 3,754 million in 2000. As a percentage of sales, selling, general and administrative expenses including the allowance for doubtful accounts increased to 14.7% in 2001 compared with 14.2% in 2000. In 2001, personnel costs increased by 8%, office administration by 7%, premises expenses by 18%, and marketing was down by 1%. During the year, the Adecco Group added 12% more branches. The Adecco Group had nearly 6,000 branches in total, spanning 58 countries.

Consolidated operating income increased by CHF 10 million or 16% to CHF 73 million in 2001 from CHF 63 million in 2000.

Divisional performance

Staffing Services Division

Net service revenue of the Staffing Services Division contributed 86% to total net service revenues in both 2001 and 2000. Revenue of the Staffing Services Division increased CHF 770 million or 3% to CHF 23,538 million in 2001 from CHF 22,768 million in 2000. Operating income before amortisation and restructuring cost declined by CHF 42 million or 5% to CHF 876 million in 2001 from CHF 918 million in 2000.

The worsening of the market resulted in a drop of business volume, beginning in the second quarter of 2001 in the United States followed by a significant decrease in the fourth quarter in France. The operating income before amortisation declined due to the reduction in volume in the second half of the year on an unchanged cost base.

Professional Staffing and Services Division

Net service revenue of the Professional Staffing and Services Division contributed 12% and 13% to total net service revenue in 2001 and 2000 respectively. Revenue of the Professional and Staffing Division declined CHF 300 million or 8% to CHF 3,271 million in 2001 from CHF 3,571 in 2000. Operating income before amortisation and restructuring cost declined by CHF 86 million or 32% to CHF 179 million in 2001 from CHF 265 million in 2000.

The business year 2000 was an exceptional year for the Professional Staffing and Services Division, mainly due to additional and high margin business in the IT sector related to the change of the millennium. During 2001, the worsening of the market developments were hitting the division’s net service revenues significantly, the main exposure being in the United States.

Career Services Division

Net service revenue of the Career Services Division contributed 2% and 1% to total net service revenue in 2001 and 2000 respectively. Revenue of the Career Services Division increased CHF 149 million or 52% to CHF 438 million in 2001 from CHF 289 in 2000. Operating income before amortisation and restructuring costs increased significantly by CHF 70 million or 130% to CHF 124 million in 2001 from CHF 54 million in 2000.

For the Career Services Division, 2001 was an excellent year due to the worsening of the economy, mainly in the United States.

Information by geographical areas

During 2001, the Adecco Group generated 60% of its revenues from Europe, 28% in North America, 9% in Asia Pacific and 3% in the Rest of the World. For 2000, the comparable percentages were 60%, 30%, 8% and 2%.

Amortisation of goodwill and other intangibles

Amortisation of goodwill decreased by CHF 6 million to 1,096 CHF in 2001 compared to CHF 1,102 million in 2000. Amortisation of other intangibles increased by CHF 3 million to CHF 10 million in 2001 compared to CHF 7 million in 2000.

Interest Expense

The interest expense line includes mainly interest on external debt, amortisation of capitalised financing costs and net hedging costs. Interest expense decreased by CHF 21 million to CHF 242 million in 2001 compared with CHF 263 million in 2000, primarily due to the reduction of interest on external debt of CHF 15 million mainly due to lower interest rates. Net foreign exchange gains and losses and net hedging cost of CHF 20 million and CHF 27 million in 2001 and 2001, respectively, have been recorded.

Other non-operating expense

In 2001, other expense included mainly write-down of investments of CHF 15 million and other non-operating items of CHF 12 million.

Effective tax rate

In 2001 the tax expense was CHF 254 million on a loss before taxes and minority interests of CHF 164 million. The pre-tax losses included amortisation of goodwill amounting to CHF 1,096 million, of which CHF 809 million is non-tax deductible. In 2000, the tax expense was CHF 265 million on a loss before taxes and minority interests of CHF 157 million. The pre-tax losses included goodwill amortisation of CHF 1,102 million of which CHF 820 million is non-tax deductible. The effective tax rate was also negatively impacted by a reduction of existing deferred tax assets in the United States due to an income tax rate decrease, non-tax effected losses and other non-deductible items.

Liquidity and Capital Resources

Cash needs to finance the Adecco Group’s operations is primarily generated through operating activities and existing multicurrency credit facilities, credit line facilities and bank overdrafts. The Adecco Group’s management believes that the ability to generate cash from operations and additional resources of liquidity available are sufficient to support business expansion and to fulfil financial commitments.

In the ordinary course of business, the principal funding requirements are associated with financing working capital and capital expenditures of the operations. Additionally, companies including US franchise business may be acquired.

As of December 29, 2002, the Adecco Group had cash and cash equivalents of CHF 309 million compared to CHF 552 million respectively as of December 30, 2001.

The decrease of net cash flow from operating activities of CHF 743 million to CHF 647 million in 2002 from CHF 1,390 million in 2001 reflects principally the decrease of business and profit in 2002. Additionally, in 2002 the operating assets and liabilities generated a cash outflow of CHF 21 million while in 2001 they generated an inflow of CHF 561 million resulting mainly from the impact of increased business on the balance of fourth quarter 2002 receivables.

Working capital requirements are primarily in the form of accounts receivable and are partially offset by accounts payable and accrued expenses. In general, an increase of revenues results in increased accounts receivables and accounts payable and accrued expenses and reduces cash flow from operating activities. The level of working capital financing is also dependent upon accounts receivable turnover (“DSO”), which varies by location. In general, an improvement of DSO reduces the balance of accounts receivables resulting in cash inflows from operating activities. Conversely, collection or related accounts receivable from customers may be considerably delayed, resulting in rising working capital requirements during periods of growth or worsening of collection terms. As of December 29, 2002, accounts receivable had been outstanding for an average of 59 days compared to 63 days as of December 30, 2001. Cash disbursement activity is predominantly associated with scheduled payroll payments for its temporary personnel, and the Adecco Group has limited flexibility to adjust its disbursement schedule.

In 2002, net working capital excluding cash and short-term financing but including off balance sheet receivables, decreased by approximately CHF 235 million to CHF 701 million, primarily relating to a greater decrease in receivables than payables and currency impact.

In 2000, the Adecco Group entered into a securitisation agreement that allows the transfer of up to CHF 146 million United Kingdom trade accounts receivables. As of December 29, 2002, CHF 119 million accounts receivables and CHF 158 million respectively as of December 30, 2001, have been sold and therefore are not included in the consolidated balance sheets. As of December 29, 2002, CHF 85 million receivables have been excluded from the consolidated balance sheet and as of December 30, 2001, CHF 110 million have been excluded. See Note 4 of the Consolidated Accounts Receivable.

Net cash expended in investing activities for 2002 was CHF 265 million, related primarily to fixed assets additions of CHF 154 million and the acquisition of jobpilot AG, for a purchase price of CHF 89 million net of cash acquired. Cash flows used in investing activities during 2001 of CHF 528 million included expenditures for fixed assets of CHF 297 million and the purchase price of CHF 184 million to acquire the minority interest of Olsten Norway. Investments in fixed assets mainly comprise the purchase of computer equipment and furniture, capitalised software and cost for leasehold improvements related to branch openings and refurbishment.

Net cash used in financing activities for 2002 was CHF 585 million, primarily related to changes in short-term debt and the annual payment of dividends of CHF 187 million. For 2001, net cash used in financing activities was CHF 780 million. CHF 653 million cash was used to repay short-term and long-term debt, the payment of dividends was CHF 185 million. Other financing activities include the change in the long-term portion of accounts receivables securitisation and cash flows related to certain hedging transactions.

As of December 29, 2002, the Adecco Group’s total capital resources amounted to CHF 4,218 million, comprising CHF 2,271million in debt and CHF 1,947 million in equity. As of December 29, 2002, the consolidated short-term debt presented was CHF 331 million and CHF 995 million as of December 30, 2001. The carrying amount of long-term debt was CHF 1,940 million as of December 29, 2002 and CHF 2,047 million as of December 30, 2001 and includes long-term notes, convertible notes and bonds. The borrowings are un-subordinated, unsecured and denominated in Swiss francs, the US dollar or the euro and the maturity dates range from 2003 to 2008. For additional information see Note 7 in the Consolidated Financial Statements. Net debt (excluding off balance sheet debt from accounts receivable securitisation of CHF 85 million, net of long-term proceeds not yet received) was reduced by CHF 553 million to CHF 2,047 million as of December 29, 2002, primarily through cash flow generated from operations

As of December 29, 2002 there are approximately CHF 1,699 million unused short and long-term credit lines from various financial institutions available. There are approximately CHF 1,800 million unused credit lines available for 2003.

As of the end of March 2003, the Adecco Group has refinanced the existing CHF 1,000 million multicurrency revolving credit facility (“existing facility”). The new multicurrency revolving credit facility (“new facility”) issued by a syndicate of banks allows the borrowings of a maximum of euro 580 million. The five year new facility will be used for general corporate purposes including refinancing of advances and letters of credit outstanding under the existing facility. The interest rate is based on LIBOR plus a margin between 0.45% and 0.6% and a utilisation fee between 0.025% and 0.075% depending on the level and timing of borrowings and the debt-to-EBITDA ratio. As of the date of the filing of this report, no credit has been drawn from the new facility. Existing letters of credit amounting to CHF 141 million have been transferred from the existing facility to the new facility.

Contractual cash obligations are as follows:

	2003	2004	2005	2006	2007	There-after	Total
	CHF Millions
Short-term debt obligations	310						310
Long-term debt obligations	21	541	319	890	13	177	1,961
Operating leases	238	192	149	119	96	134	928

Total	569	733	468	1,009	109	311	3,199

Inflation

The effects of inflation and changing prices have not been significant to the Adecco Group’s overall operating results in recent years. The Adecco Group has been able to mitigate the effects of inflation and changing prices by increasing selling prices sufficiently to offset cost increases in those countries that have experienced significant inflation.

Foreign Currencies and Derivative Financial Instruments

The Adecco Group conducts business and funds its subsidiaries in various countries and currencies, and therefore, is exposed to effects of change in foreign currency exchange rates. In 2002, significant trends were the weakening of the US dollar, the euro and the British pound. The Adecco Group also issues bonds, short and long-term notes in various currencies. In accordance with its written risk policy, management continues to monitor its currency exposures and where appropriate, enters into hedging transactions to minimise its overall exposure to earnings.

The Adecco Group is domiciled in Switzerland and publishes its consolidated financial statements in Swiss francs. Because substantially all of the Adecco Group’s operations are conducted outside of Switzerland, fluctuations in the value of foreign currencies against the Swiss franc may have a significant impact on the Adecco Group’s reported results. Revenues and expenses denominated in foreign currencies are translated into Swiss francs using weighted average rates for the year. Consequently, as the value of the Swiss franc changes relative to other currencies in the Adecco Group’s major markets, the resulting translated revenues, expenses and operating profits are affected. Fluctuations in currency exchange rates may also impact shareholders’ equity. Assets and liabilities denominated in foreign currencies are translated into Swiss francs using year-end rates of exchange. The resulting translation adjustments are recorded in shareholders’ equity as accumulated other comprehensive income. In 2003 the Adecco Group has changed its reporting currency to the euro.

Each of the Adecco Group’s local operations primarily derives revenues, incurs expenses and is financed within the currency of its domiciled location. Consequently, these subsidiaries do not incur currency risks in connection with the conduct of their normal business operations. Foreign currency exposure to the group is mainly created as a result of financing within the group which is often in the form of intercompany loans. With few exceptions, the intercompany loans are provided by the Adecco S.A. and are denominated in the functional currency of its local subsidiaries, thereby eliminating currency exposure at the local operating level.

The foreign currency exposure related to intercompany activities as well as external financial instruments in various currencies are actively and centralised managed by the Adecco Group’s treasury department. Appropriate instruments are used to hedge the remaining net exposure in the market. Derivative instruments include foreign currency contracts and foreign currency swap contracts. The Adecco Group currently does not engage in any speculative foreign currency trading activity. Foreign exchange gains and losses resulting from this foreign currency risk management are included in the Adecco Group’s Consolidated Statements of Operations in the line Interest Expense. The net foreign exchange loss for the year was CHF 17 million, for 2001 CHF 20 million, comprising mainly hedging costs and remaining net losses on unhedged risks. For more information see Item 11 “Quantitative and Qualitative Disclosure About Market Risk” and Note 14 in the Consolidated Financial Statements.

Research and Development

The Adecco Group’s research and development efforts are concentrated on developing and updating its training systems and employee selection programs. Expenditures for research and development are not material.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Adecco S.A.’s articles of incorporation provide that Adecco S.A.’s board of directors may consist of at least five and no more than nine members at any time. As approved at the annual Shareholders Meeting on April 17, 2002 each director is elected for a term of office of one year and may be re-elected. A director may be appointed or removed only by a resolution of the shareholders of Adecco S.A. at a general assembly. The Adecco S.A. board of directors currently consists of nine members, each of whom has been elected by the shareholders of Adecco S.A.

Under Swiss law, a majority of the members of the board of directors of a Swiss company must be citizens of Switzerland and be domiciled in Switzerland. By decision of the Federal Counsel in Switzerland, Adecco S.A. has been exempted from this requirement.

Adecco S.A.’s board of directors is ultimately responsible for the management and policies of the Adecco Group and establishes the principles of strategy, accounting, organisation and financing to be used by the Adecco Group. The board of directors also appoints the executive officers of the Adecco Group.

The members of the Adecco S.A. board of directors as of the date of this Annual Report are as follows:

Name	Position	Term	Service since

John Bowmer	Chairman and Director	2004	April 2002

Philippe Foriel-Destezet	Director	2004	August 1996

Yves Perben	Director	2004	August 1996

Andreas Schmid	Director	2004	April 1999

Enrst Tanner	Director	2004	April 2000

Conrad Meyer	Director	2004	May 2001

Christian Jacobs	Director	2004	April 2002

Philippe Marcel	Director	2004	April 2002

Miguel Alfageme	Director	2004	April 2002

John Bowmer(1)

Chairman of the Board of Directors; member of the Board of Directors since April 2002; term of office ends April 21, 2004.

British nationality.

Studied at Keele University, England, and graduated with a degree in Economics and Politics; holds a Masters degree from the London School of Business Studies.

Chief Executive Officer of the Adecco Group from August 1996 to April 2002, when he became Chairman of the Board. Chief Executive Officer of Adia from January 1992 to August 1996. Zone Manager for Adia’s Asia Pacific operations from 1989 to 1991.

Board memberships: CP Ships, Canada (Member)(3).

Other functions: Regional Advisory Board of London Business School (Member).

(1)	Executive member of the Board of Directors
(3)	Listed Company

Miguel Alfageme(1)

Member of the Board of Directors since April 2002; term of office ends April 21, 2004.

Spanish nationality.

Degree in Business Administration from ICADE (Universidad Pontificia Comillas), Spain.

Until his Board appointment in 2002, Mr Alfageme had been member of the Executive Committee for the Adecco Group since 1998 as General Manager Southern Europe and Latin America. Before he had been General Manager Spain since 1990. Mr Alfageme was previously with the BNP Group.

Philippe Foriel-Destezet(2)

Member of the Board of Directors since August 1996; term of office ends April 21, 2004.

French nationality.

Graduated from HEC Paris; Honorary Chevalier of the Légion d’Honneur.

Founder of Ecco S.A. in France in 1964. Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

Board memberships: Akila Finance S.A. Luxembourg (Chairman); Securitas AB, Sweden (Member)(3), Carrefour S.A., France (Member)(3).

Christian Jacobs(2)

Member of the Board of Directors since April 2002; term of office ends April 21, 2004.

German nationality.

PhD in Law; Completed studies in Law and Business Administration at the Universities of Freiburg in Breisgau and Munich, Germany and Aix-en-Provence, France.

Partner in the law firm White & Case, Feddersen, Hamburg; previously a partner with attorneys Huth Dietrich Hahn in Hamburg. Practised corporate, capital markets, antitrust and European law with Büsing, Müffelmann & Theye in Bremen.

Board memberships: KJ Jacobs AG, Zurich (Chairman); Barry Callebaut AG, Zurich (Vice Chairman) (3); Stollwerck AG, Germany, (Chairman)(3); Boards & More AG, Zurich (Member); Stiftung der Deutschen Kakao—und Schokoladenwirtschaft, Germany (Member); Jacobs Foundation, Zurich (Member).

(1)	Executive member of the Board of Directors
(2)	Non-executive member of the Board of Directors; has not been a member of the management of the Adecco Group in the three financial years preceeding fiscal year 2002 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.
(3)	Listed Company

Philippe Marcel(1)

Member of the Board of Directors since April 2002; term of office ends April 21, 2004.

French nationality.

Graduated from the Ecole Supérieure de Commerce, Lyon, France.

Until his Board appointment in 2002, Mr Marcel was a member of the Senior Management team of the Adecco Group.

In the Executive Committee, he was Zone Manager for France, Morocco, and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

Conrad Meyer(2)

Member of the Board of Directors since May 2001; term of office ends April 21, 2004.

Swiss nationality.

Graduated in Business Administration from the University of Zurich. Full Professor of Accounting, Control and Risk Management and Director of the Institute of Accounting and Control at the University of Zurich.

Board memberships: Neue Zürcher Zeitung AG, Zurich (Chairman); ATAG Asset Management, Basel (Chairman); KJ Jacobs AG, Zurich (Member); BDO Visura, Solothurn (Member); Akademie für Wirtschaftsprüfung, Zurich (Member); Board of the Prince of Liechtenstein Foundation, Liechtenstein (Member).

Other functions: President of the Commission of the Swiss Accounting and Reporting Recommendations (ARR); President of the Panel of Experts for Reporting Requirements at SWX Swiss Exchange.

Yves Perben(2)

Member of the Board of Directors since August 1996; term of office ends April 21, 2004.

Swiss and French nationality.

Graduated in Business Administration from the HEC, Paris (MBA).

Graduated in Political Sciences and International Relations at the IEP Paris (MA).

Qualified as a Chartered Public Accountant at the D.E.C.S.

Chairman and CEO of Corpofina-Geneva.

Previously Mr Perben worked with Corpofina-Paris, Indosuez (Corporate Banking), Paribas (Corporate Banking) and Unilever Group.

Board memberships: UEB—United European Bank (Switzerland), Geneva (Member of the Board and Member of the Audit Committee); Qualis SCA, Paris (Member of the Board and Chairman of the Audit Committee).

(1)	Executive member of the Board of Directors
(2)	Non-executive member of the Board of Directors; has not been a member of the management of the Adecco Group in the three financial years preceeding fiscal year 2002 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.

Andreas Schmid(2)

Member of the Board of Directors since April 1999; term of office ends April 21, 2004.

Swiss nationality.

Masters degree in Law from the University of Zurich, Switzerland.

CEO of Barry Callebaut AG from 1999 to 2002, having previously been CEO of Jacobs AG and before that the CEO of the Mövenpick Consumer Goods Division.

Board memberships: Barry Callebaut AG, Zurich (Chairman)(3); Kuoni Reisen Holding AG, Zurich (Chairman)(3); Unique Flughafen Zurich AG (Chairman)(3).

Ernst Tanner(2)

Member of the Board of Directors since April 2000; term of office ends April 21, 2004.

Swiss nationality.

Graduated from business school in Switzerland; completed studies at Columbia University, New York, and Harvard University, Cambridge, USA.

Since 1993, CEO of Chocoladefabriken Lindt & Sprüngli AG, Kilchberg, Switzerland, and since 1994 Chairman of the Board and CEO of Lindt & Sprüngli(3). Before 1993 Mr. Tanner was with Johnson & Johnson for 25 years.

Board memberships: The Swatch Group AG, Biel (Member)(3); Credit Suisse Group, Zurich (Member)(3); Zürcher Handelskammer, Zurich (Member).

The senior management of the Adecco Group as of the date of this Annual Report is as follows:

Jérôme Caille

French nationality.

Holds an MBA from the Ecole Supérieure de Commerce, Lyon, France.

CEO of the Adecco Group since April 2002 and President of the Staffing Services Division since October 2001. General Manager of Adecco Italy and Adecco Greece from 1997 to October 2001. Management positions with Adecco Spain from 1991 to 1997.

Felix A. Weber

Swiss nationality.

Graduated from the University of St Gallen in Switzerland in Finance and with a PhD in Marketing.

Chief Financial Officer of the Adecco Group since February 1998, President of the e-HR Services Division since December 2002, Mr. Weber

(2)	Non-executive member of the Board of Directors; has not been a member of the management of the Adecco Group in the three financial years preceeding fiscal year 2002 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.
(3)	Listed Company

held Associate and Partner positions with McKinsey & Company, Switzerland from 1986 to 1998. Before 1986 CEO Swiss Aluminium South Africa and previously head of Sales and Marketing with Swiss Aluminium Limited. Mr Weber commenced his career with Asea Brown Boveri AG.

Board membership: Syngenta AG, Basel (Member) since November 2000.

Stephen G. Harrison

American nationality.

MBA with honours from the University of Cincinnati, USA.

Group Chief Human Resources Officer and CEO of the Career Services Division of the Adecco Group since November 2001, president of Lee Hecht Harrison since 1986. Previously, Mr Harrison was a partner with the Center for Diagnostic Medicine in New York and spent 14 years at Tenneco, specialising in labour relations and HR management.

Board membership: Jobs for America’s Graduates (Member Executive Committee).

Luis Sánchez de León

Spanish nationality.

Graduated in Economic Science from the University Complutense, Madrid.

Chief Sales, Marketing and Business Development Officer of the Adecco Group since November 2001 and President of the HR Support Services Division since December 2002. Sales and Marketing Director of Southern Europe and Latin America from 1995 to 2001. Sales and Marketing Director of Adecco Spain from 1993 to 1995. Regional Manager of Adecco Spain from 1990 to 1993.

Prior to 1990, Mr Sánchez de León was a Regional Controller for Southern Europe and Latin America with Rhône-Poulenc, Paris.

Ray Roe

American nationality.

Bachelor of Science from United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, USA.

CEO of the Professional Staffing and Services Division since May 2002. Chief Executive Officer Adecco Asia Pacific from July 1998 to May 2002. Chief Operating Officer Lee Hecht Harrison USA from 1993 to July 1998.

Mr Roe commenced his career with the US Army, retiring as a Brigadier General in 1993 after 26 years.

Changes to Executive Management

In 2002 the Adecco Group announced changes in its organisational and management structure.

As of the date of the filing of this Annual Report, senior management is made up of the following individuals:

Name	Position 2002

Jérôme Caille	Chief Executive Officer of Adecco S.A and Presient of Staffing Services Division.

Felix A. Weber	Chief Financial Officer of Adecco S.A. President of e-HR Services Division.

Stephen. G. Harrison	CEO of Career Services Division & Group Chief HR Officer

Ray Roe	CEO of Professional Staffing and Services Division

Luis Sánchez de León	Chief Sales, Marketing and Business Development Officer, CEO of HR Support Services Division

In addition, the following significant management positions were held;

Name	Position 2002

Julio Arrieta	President Adecco North America

Mark Du Ree	President Adecco Asia Pacific

Sergio Picarelli	President Adecco Central Europe

Gilles Quinnez	President Adecco France & North Africa

Enrique Sanchez	President Iberia & Latin America

Compensation

The aggregate amount of compensation recognized by the Adecco Group during 2002 for its nine directors and the five members of senior management as a group was CHF 11.7 million. The highest total sum of compensation and stock option allotments conferred to a member of the Board of Directors during 2002 amounted to CHF 2.2 million and to 500,000 options. Annual bonuses are based on corporate performance, primarily in relation to profitability and business performance which are established at the beginning of the year. Bonuses are expressed as a percentage of base salary. During 2002, the Board of Directors and the senior management were granted 1,452,500 options at an exercise price between CHF 60.00—109.50 and with a duration until expiry of 6 to 8 years.

As of April 16, 2003, 300,000 options have been issued at an exercise price of CHF 60 to the members of the board of directors.

Swiss law requires the Adecco Group to disclose the highest total sum of compensation and stock option allotments conferred to a member of the board of directors. The highest total sum of compensation and stock option allotments conferred to a member of the board of directors during 2002 amounted to CHF 2.2 million and to 500,000 stock options.

Additional information may be found in the “Annual Report 2002—Financial Review and Corporate Governance” on pages 45 to 47.

Board Practices

The audit and finance committee of the board of directors consists of Conrad Meyer as Chairman, Philippe Foriel-Destezet, and Andreas Schmid. The nomination and compensation committee of the board of directors consists of Yves Perben as Chairman, Christian Jacobs and Ernst Tanner.

Employees

The Adecco Group’s employees worldwide totalled approximately 29,600 as at December 29, 2002, 30,400 as at December 30, 2001, and 29,700 as at December 31, 2000. The following table shows the number of employees by geographical segments for the three years December 29, 2002, December 30, 2001 and December 31, 2000:

Geographical Segment	2002	2001	2000
Europe	18,621	19,027	17,360
North America	6,585	6,830	8,310
Asia Pacific	2,816	2,927	2,497
Rest of World	1,581	1,599	1,568

Total	29,603	30,383	29,735

During 2002, the Adecco Group had up to 650,000 temporary workers employed at worldwide client locations on any given day. The Adecco Group believes that relations with its employees are good.

Share Ownership

The common shares owned indirectly by Philippe Foriel-Destezet are disclosed in “Item 7. Major Shareholders and Related Party Transactions”. The remaining members of the Board of Directors and the senior management of the Adecco Group, beneficially owns less than 1% of the ordinary shares as of December 29, 2002. As of December 29, 2002, the Board of Directors and the senior management of the Adecco Group held a total of 5,700,416 options over the common shares of Adecco S.A. These options related to several existing plans.

Stock Option Plans

The Adecco Group has several stock option plans whereby employees and directors receive the option to purchase shares. There are global and country specific plans in place, or country specific needs and circumstances may amend the global plans. Certain stock options granted under the plans are tradable on the SWX Swiss Exchange. These options are granted to employees or directors of the Adecco Group and give the optionee a choice of selling the option on the SWX Swiss Exchange or exercising the option to receive common stock of Adecco S.A. If the option holder chooses to sell the option on the open market, options may be held by persons who are not employees or directors of the Adecco Group. The trading of the tradable options is managed by a Swiss bank.

The board determines who shall be granted option and the size of the option grant for each option holder. Additionally, the board or a delegate of the board issues an option grant certificate that sets out the numbers of shares comprising the option, the exercise price and conditions as well as the date of granting. The exercise price for one share is fixed at the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods and are subsequently exercisable over five years. Options my be exercised at any time within the exercise period except for limitations set forth in the Adecco Group Insider Trading Statement of Policy.

All un-vested options granted under the plans shall lapse and be void immediately upon giving or being given notice of termination on employment contract, withdrawing or being withdrawn from the board or ceasing to be an employee or a director for any other reason except certain cases such as death, injury, sickness or disability, sale merger or reorganization other then an Adecco Group internal transaction or in case of country specific legal obligations. Any non-exercised options vest immediately in the event Adecco S.A. is no longer listed on any stock exchange and its common stock is not publicly traded. There are no rights in respect to dividends to the option holder. The board may modify, amend, suspend or discontinue the plans. During 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment is terminated. During 2002, 1,004,916 options were modified and a compensation cost of CHF 7 was recorded in selling, general and administrative expenses.

Additional information may be found in the “Annual Report 2002—Financial Review and Corporate Governance” on page 41 and note 9 of the financial statements.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of June 2, 2003, 16.3% and 18.3% of the outstanding Adecco S.A. shares were held by the Jacobs Group (consisting of KJ Jacobs AG, Switzerland and members of the family of Klaus J. Jacobs) and Akila Finance S.A. (Luxembourg) (which is owned by Mr. Foriel-Destezet) respectively. Through their beneficial ownership of 34.6% of the outstanding common stock of Adecco S.A. and through Mr. Foriel-Destezet’s position on the board of directors of Adecco S.A., Mr. Foriel-Destezet and Mr. Jacobs have substantial influence over the management and operations of the Adecco Group and participate in the formulation, determination and direction of business policies. Designees of Akila Finance S.A. (Luxembourg) and KJ Jacobs AG constitute part of Adecco S.A.’s board of directors.

In connection with the Adia-Ecco merger, the Akila Group and KJ Jacobs AG entered into a shareholders’ agreement on minimum holding of Adecco S.A.’s shares by the parties and on joint voting instructions. The agreement expired on May 8, 2002. Adecco S.A. is not aware of any person or entity other than those stated above owning more than 5% of Adecco S.A. shares. At present, there are no cross-shareholdings exceeding 5% of a party’s share capital and Adecco S.A. is not a major shareholder to any listed company.

The Adecco Group is not aware of any other person who beneficially owns more than 5% of Adecco S.A. shares. Adecco S.A.’s articles of incorporation limit the voting rights of acquirers to no more than 5% of Adecco S.A. shares.

Item 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18—Financial Statements.

Other Financial Information

Dividend Distribution

The amount of dividends to be paid by Adecco S.A. to its shareholders depends on general business conditions, the Adecco Group’s financial performance and other relevant factors. In the past, the Board has proposed dividends which provide shareholders with dividend growth in line with the growth of the Adecco Group. Under Swiss law, dividends are paid out only if approved by the shareholders. The Board may propose that a dividend be paid out. In practice, the shareholders usually approve the dividend proposal of the Board. At the shareholders’ meeting that was held on April 16, 2003 a dividend of CHF 0.60 per registered share was approved in respect of the fiscal year 2002. The dividend was distributed on April 28, 2003.

Legal Proceedings

From time to time, the Adecco Group is subject to litigation. With the exception noted below, all litigation pending against the Adecco Group relates to matters that have arisen in the ordinary course of business. The Adecco Group believes that this litigation will not have a material adverse effect on its consolidated financial position or results of operations.

Olsten is involved in litigation arising out of its health care services business, which was not acquired by the Adecco Group, including a purported class action brought by former Olsten stockholders against Olsten and some of its directors and officers asserting claims for violations of the Securities Act and the Exchange Act. In connection with the split-off of Olsten’s health care business, Gentiva Health Services has indemnified Olsten for these lawsuits and other liabilities arising out of the health care service business.

Significant Changes

As of the end of March 2003, the Adecco Group has refinanced the existing CHF 1,000 million multi-currency revolving credit facility (“existing facility”). The new multi-currency revolving credit facility (“new facility”) issued by a syndicate of banks allows the borrowings of a maximum of euro 580 million. The five-year new facility will be used for general corporate purposes including refinancing of advances and letters of credit outstanding under the existing facility. The interest rate is based on LIBOR plus a margin between 0.45% and 0.6% and a utilisation fee between 0.065% and 0.075% depending on the level and timing of borrowings and the debt-to-EBITDA ratio. As of the date of this filing, no credit has been drawn from the new facility. Existing letters of credit amounting to 141 million have been transferred from the existing facility to the new facility.

Item 9.	THE OFFER AND LISTING

Markets

Adecco S.A. shares are listed and principally traded on the Swiss Exchange (ADEN/trading on Virt-x: 1213860). In addition, Adecco S.A. shares are listed on the Euronext Premier Marché. The prices for Adecco S.A. shares, as quoted in the official list of the Swiss Exchange, are expressed in Swiss francs. Since January 4, 1999, the prices for Adecco S.A. shares, as quoted in the official list of the Euronext Premier Marché, have been expressed in euros; prior to that date, they were expressed in French francs.

On March 16, 2000, Adecco S.A. ADSs began trading on the New York Stock Exchange (NYSE) under the symbol “ADO.” Adecco S.A. ADSs ceased to be quoted on the Nasdaq National Market, where they had been quoted under the symbol “ADECY,” at the close of business on March 15, 2000. Each ADS then represented one-eighth of one Adecco S.A. share deposited with Morgan Guaranty Trust Company of New York, the depository pursuant to a deposit agreement among Adecco S.A., the depository, and the holders from time to time of American Depository Receipts issued thereunder (the “ADRs”), evidencing ADSs. In connection with the stock split in May 2001, the deposit agreement was amended such that, following the split, each ADS represented one-fourth of one Adecco S.A. post-split share deposited with Morgan Guaranty Trust Company of New York.

The information presented in the table below represents, for the periods indicated, (i) the reported high and low sales prices quoted in Swiss francs for Adecco S.A. shares on the Swiss Exchange, rounded to the nearest Swiss franc, (ii) the reported high and low sales prices quoted in euros in 1999 and in French francs in 1998 for Adecco S.A. shares on the Euronext Premier Marché, rounded to the nearest euro or French franc, and (iii) the high and low sales prices for the ADSs in U.S. dollars on the NYSE. Fluctuations in the exchange rate between the Swiss franc, the euro and the U.S. dollar affect the U.S. dollar equivalent of the Swiss franc and the euro price of Adecco S.A. shares on the Swiss and Paris Stock Exchanges and, as a result, affect the market price of the ADSs.

	Price per Adecco S.A. share in(1)
Year	High	Low	High	Low	High	Low
	CHF		USD		FRF
1998	80.20	34.50	13.27	6.67	320.00	145.00

					EUR
1999	125.30	59.90	19.70	10.80	78.00	37.50
2000	150.00	95.70	25.91	14.19	94.90	63.00
2001	116.00	49.60	17.78	11.90	76.70	34.00
2002	110.50	35.60	16.80	5.98	75.00	23.50

2001					EUR
First Quarter	116.00	79.50	17.78	11.46	76.70	51.60
Second Quarter	109.50	81.20	15.60	11.90	69.60	53.90
Third Quarter	88.50	46.60	13.18	7.45	59.00	35.00
Fourth Quarter	98.50	51.00	14.98	8.48	64.00	34.00

2002					EUR
First Quarter	110.25	86.90	16.45	13.05	73.9	58.65
Second Quarter	110.50	85.50	16.80	14.10	75.00	58.10
Third Quarter	88.00	47.80	14.55	8.14	60.15	32.00
Fourth Quarter	69.00	35.60	10.90	5.98	46.81	23.50

Most Recent Six Months					EUR
December 2002	66.00	52.55	10.90	9.30	45.50	35.34
January 2003	57.00	40.10	10.25	7.60	39.11	27.54
February 2003	44.50	38.65	8.05	7.10	30.49	25.91
March 2003	46.90	34.70	8.50	6.60	32.30	23.65
April 2003	51.80	38.40	9.50	7.15	34.20	26.16
May 2003	50.60	44.70	8.67	9.65	33.60	29.44

(1)	The per share data is historic and has been adjusted for the 10 for 1 common share stock split and ADS ratio change of 5 to 1 in May 2001.

Item 10.	ADDITIONAL INFORMATION

Articles of Incorporation and Certain Swiss Law Requirements

Purpose of the Company

Adecco S.A. is registered with the trade register of the Canton of Vaud, Switzerland, under number CH-550-1005691-8. The company’s objects and purposes are stipulated in article 2 of its articles of incorporation, which reads in its English translation:

The object and purpose of the corporation is the acquisition and management of financial holdings of whatever form in service, commercial, financial and industrial enterprises and companies in Switzerland and abroad and, in particular, in enterprises and companies supplying employees, or providing supervision, inspection or consulting services. The company may grant loans to such enterprises and companies and conduct all such operations as have a bearing on the above mentioned purpose, including borrowing money and acquiring real estate.

Conflict of Interest

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation have a general provision on conflict of interests. However, the Swiss Code of Obligations contains a provision, which requires directors to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care. Breach of this provision may result in the personal liability of the directors through the corporation. The directors’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care require that a director abstain from voting in case of a conflict of interest. In addition Swiss law provides that payments made to shareholder, directors or any person(s) associated therewith other than at arm’s length must be repaid to the Company if the person(s) has acted in bad faith.

Directors

Pursuant to Article 21 and the articles of incorporation, the Board of Directors is authorized to pass resolutions concerning all matters, which are not reserved by law or by the articles of incorporation to other governing bodies. The members of the Adecco S.A. board of directors are elected for one year and may be re-elected. Shareholders have one vote for each director being presented for election or re-election.

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation contain a specific provision regarding the compensation to be paid to the director. However, Swiss law recognises the right of the directors to receive compensation fixed by the board of directors itself. The compensation must adequately reflect the time spent, contribution made and responsibility of each director. Swiss law does not require that the compensation of each director be disclosed to the public.

Within the board of directors’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care, the board of directors is free to borrow money on behalf of the company.

Adecco S.A.’s articles of incorporation do not contain any age limits for directors.

Swiss law requires that any director of a Swiss corporation must be a shareholder of such corporation. Holding a single share complies with this requirement.

Capital Structure

Adecco S.A.’s capital structure as of dates indicated below was as follows:

	Issued Shares		Issued Participation Certificates		Authorised Capital		Conditional Capital
	Shares	Amount	Certificates	Amount	Shares	Amount	Shares	Amount
	CHF in millions
January 2, 2000	178,358,280	178.4	49,000	—	6,562,900	6.6	19,471,910	19.5
Changes	7,155,150	7.2	—	—	(6,562,900)	(6.6)	(7,204,150)	(7.2)
December 31, 2000	185,513,430	185.5	49,000	—	—	—	12,267,760	12.3
Changes	785,268	0.8	—	—	19,000,000	19.0	214,732	0.2
December 30, 2001	186,298,698	186.3	49,000	—	19,000,000	19.0	12,482,492	12.5
Changes	571,282	0.6	(49,000)	—	—	—	9,477,838	9.5
December 29, 2002	186,869,980	186.9	—	—	19,000,000	19.0	21,960,330	22.0

Shareholders Rights and Shareholders Meetings

There is no provision in the articles of incorporation or under Swiss law requiring a quorum for the holding of a shareholders’ meeting. Holders of at least a majority of Adecco S.A. common shares represented in the general assembly must vote in favour of a resolution in order for such resolution to be adopted. In addition, in order to adopt resolutions regarding:

•	Changes to Adecco S.A.’s corporate purposes;

•	The creation or rescission of provisions in the Adecco S.A. articles of incorporation requiring a qualified quorum or majority for resolutions at the general meeting;

•	The creation of shares with privileged voting rates;

•	Restrictions on the transferability of registered shares;

•	An authorized or conditional increase in Adecco S.A.’s equity capital;

•	An increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;

•	Restriction or elimination of preemptive rights;

•	Relocation of Adecco S.A.’s domicile; or

•	Dissolution of Adecco S.A. without liquidation,

holders of at least two-thirds of Adecco S.A. common shares represented at such general assembly must vote in favour of such resolution.

In addition to the powers described above, the general assembly has the power to vote on amendments to Adecco S.A.’s articles of incorporation (including to convert registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the annual report, including the statutory financial statements and the annual group accounts, and to set the annual dividend and to grant discharge to the members of the Board of Directors from liability related to matters disclosed to the Shareholders. In addition, the general assembly has competence in connection with the special inspection and the liquidation of the Adecco S.A.

Swiss law allows any shareholder to seek information from the board of directors during the general assembly of shareholders provided no preponderant interests of the corporation including business secrets, are at stake and the information requested is required for the exercise of shareholders rights. Shareholders may only obtain access to the books and records the corporation if authorized by the board of directors or the general assembly of shareholders. Should the corporation refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholder’s inspection and information rights prove to be insufficient, each shareholder may petition the general assembly to appoint a special commissioner which shall examine certain specific transactions or any other facts in a so-called special inspection. If the general assembly approves such request, the corporation or any shareholder may ask the court of competent jurisdiction at the corporation’s registered office to appoint a special commissioner within 30 days. Should the general assembly deny such a request, one or more shareholders who hold at least 10% of the equity capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition a court of competent jurisdiction to order the appointment of a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the board of directors breached the law or did not act in accordance with the corporation’s articles of incorporation. The costs of the investigation are generally allocated to the corporation and only in exceptional cases to the petitioner(s).

Under Swiss corporate law, an ordinary general assembly of the shareholders must be held within six months after the end of each fiscal year. Extraordinary general meetings of the shareholders may be called by the board of directors or, if necessary, by Adecco S.A.’s statutory auditors. In addition, an extraordinary general assembly of the shareholders may be called by a resolution of the shareholders adopted during any prior general assembly of the shareholders or, at any time, by holders of common shares representing at least 10% of the share capital. Holders of Adecco S.A. common shares with a nominal value of at least CHF 1.0 million have the right to request that a specific proposal be discussed and voted upon at the next general assembly. Notice of a general assembly must be provided to the shareholders by publishing notice of such meeting in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days before the meeting. Admission to the general assembly is granted to any shareholder being registered in the company’s share register.

The rights of holders of stock may only be changed by a resolution of a general assembly that in certain cases must be passed with a supermajority of at least two-thirds of Adecco S.A. common shares being represented at such general assembly.

The Shares and Transfer of Shares

Each Adecco S.A. common share represents one vote. In addition, a shareholder may only be represented by (i) the shareholder’s legal representative, (ii) a third person to whom the shareholder has issued a written proxy, (iii) the corporate body representation of the Adecco Group, (iv) the independent proxy or (v) a depository. At a general assembly, votes are taken on a show of hands unless a ballot is ordered by the chairman of the meeting or requested by holders of Adecco S.A. common shares representing at least 5% of Adecco S.A.’s share capital.

Upon request, the acquirers of registered Adecco S.A. shares are registered in the share register as shareholders with the right to vote, provided that they declare that they acquired the registered shares in their own name and for their own account. No person or entity including those who hold beneficial ownership through a nominee is permitted to be registered with the right to vote more than 5% of the registered share capital except those persons or entities who held such shares prior to April 20, 1999.

Adecco S.A.’s board of directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital. Registered shares held by a nominee that exceeds this limit may be registered upon board of directors approval in the share register if the nominee discloses the pertinent shareholder information of the number of shares of the persons for whose account it holds 5% or more of the registered share capital. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the share for their own account or with whom the board of directors has entered into a corresponding agreement. Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise, as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees, shall be treated as one single person or nominee. The limitation for registration in the share register shall also apply to Adecco S.A. shares acquired or subscribed by the exercise of subscription, option or conversion rights.

Adecco S.A.’s articles of incorporation do not contain any provision other than the ones mentioned herein in this Item 10 under that would have an effect of delaying, deferring or preventing a change in control of the company.

Liquidation and Dissolution

The articles of incorporation do not limit the Company’s duration. Swiss law requires that any proceeds from a liquidation of the Adecco S.A., after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco S.A. Thereafter, any remaining proceeds are to be distributed to holders of Adecco S.A. common shares in proportion to the nominal value of those Adecco S.A. common shares.

The Adecco Group may be dissolved at any time by a resolution of a general assembly taken by at least two-thirds of the votes represented and the absolute majority of the par value of Adecco S.A. shares represented. Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A., such as the misuse of a shareholder’s majority position. The court may also grant other relief such as a forced acquisition at fair market value of all Adecco S.A. shares held by minority shareholders of Adecco S.A. The court may at all times request that a shareholder or obligee decree the dissolution of Adecco S.A. if the required corporate bodies are missing. If the rules regarding the nationality and domicile of the members of the board of directors are no longer fulfilled, the Commercial Register Registrar shall set a time limit for Adecco S.A. to regularise the situation and may, after expiration without compliance, declare Adecco S.A. dissolved. Adecco S.A. may also be dissolved by adjudication of bankruptcy.

Redemption of Share Capital

Adecco S.A.’s articles of incorporation do not contain any provision regarding the redemption of share capital. However, Swiss corporate law allows the shareholders to vote in favour of a redemption, or reduction, of share capital provided the minimal share capital required by law in the amount of CHF 100,000 is respected. Swiss law limits the amount of its common shares that Adecco S.A. may hold or repurchase. Adecco S.A. may only repurchase its common shares if it has free reserves to cover the purchase price and if the nominal value of the common shares to be repurchased does not exceed 10% of Adecco S.A.’s equity capital. In addition, Adecco S.A. common shares repurchased by Adecco S.A. may not be voted in a general assembly. Furthermore, a reserve must be created on the balance sheet in the amount of the purchase price of the acquired shares. Moreover, free reserves corresponding to the purchase price of the acquired shares must be reclassified as a blocked reserve, which prevents the distribution of the corresponding amount to shareholders.

Further Capital Calls by the Company

Adecco S.A.’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to the company.

Sinking Fund Provision

If liabilities exceed assets, the Board of Directors must notify the competent court at the registered office of the Company thereof.

Pre-emptive Rights

Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe for any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. Any new issuance of Adecco S.A. shares or, whether for a cash or non-cash consideration, must be approved by the shareholders in a general meeting. A resolution adopted at a general meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only.

Mandatory Bid Rules

Pursuant to the applicable provisions of the SWX Swiss Exchange Act, if any person acquires shares of Adecco S.A., whether directly or indirectly or together with another person, which exceed the threshold of 33 1/3% of the voting rights of Adecco S.A., irrespective of whether the voting rights are exercisable or not, that person must make a bid to acquire all of the listed shares of Adecco S.A.. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings.

Disclosure of Principal Shareholders

Any investor who directly, indirectly or together with another person, acquires, holds or disposes of Adecco S.A. shares, for his own account, and thereby attains, falls below or exceeds the thresholds of 5, 10, 20, 33 1/3, 50 or 66 2/3% of the voting rights, whether or not such rights may be exercised, must notify Adecco S.A. and the Disclosure Office of the SWX Swiss Exchange. Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco S.A. is also under an obligation to publish the disclosure no later than two trading days after receipt.

Results of Shareholders’ Meeting

On April 16, 2003, Adecco S.A. held its annual meeting of shareholders in Lausanne, Switzerland. At the general assembly, the Adecco S.A. shareholders voted to:

•	Approve the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as of December 29, 2002;

•	Approve the allocation of retained earnings, which includes the dividend payment of CHF 0.60 per Adecco S.A. common share, out of the balance sheet profit of CHF 1,543,642,552 and to carry forward the difference as retained earnings to the next business year;

•	Granting of discharge to the members of the board of directors;

•	Approve the re-election of Mr. John Bowmer, Miguel Alfageme, Philippe Foriel-Destezet, Dr. Christian Jacobs, Mr. Phillipe Marcel, Mr. Conrad Meyer, Mr. Yves Perben, Mr. Andreas Schmid, and Mr. Ernst Tanner as members of the Board of Directors for a term of office of one year;

•	Re-elect Ernst & Young AG as statutory auditors and group auditors of the Adecco Group for the financial year ending December 28, 2003;

•	Re-elect KPMG Fides Peat, Zurich as a special auditor for the financial year ending December 28, 2003;

•	Prolong the board of directors authorisation to increase the share capital by up to CHF 19,000,000 by issuing up to 19,000,000 common shares until April 16, 2005 (Art 3 of the articles of incorporation)

•	Abolish the restriction that a shareholder may only be represented in shareholders meetings by a third party who is itself a shareholder (Art 17.2 of the articles of incorporation)

Depository Agreement

ADRs evidencing ADSs are issuable by the Depository pursuant to the terms of an amended and restated deposit agreement. Only persons in whose names ADRs are registered will be treated by Morgan Guaranty Trust Company of New York, as depository, and Adecco S.A. as ADS owners and ADR holders.

An ADR holder may at any time surrender an ADR in form satisfactory to the depository for the purpose of withdrawing the whole number of deposited securities then represented by the ADSs evidenced by the ADR. Upon surrender at the transfer office of the depository of an ADR for the purpose of withdrawal of the deposited securities represented thereby, and upon payment of the fees, governmental charges and taxes provided in the deposit agreement and upon the terms and subject to the conditions of the deposit agreement and the deposited securities, an ADR holder shall be entitled to the delivery of the amount of deposited securities at the time represented by the ADSs. The depository will not accept for surrender an ADR evidencing a number of ADSs that represent rights attributable to less than a whole Adecco S.A. share.

Upon receipt of notice of any general meeting or solicitation of consents or proxies of holders of Adecco S.A. shares or other deposited securities, if requested in writing by the Adecco Group, the depository shall, as soon as practicable thereafter, mail to all ADR holders a notice containing the information included in the notice of general meeting and a statement as to the manner in which each ADR holder may instruct the depository to exercise any right to vote held by the ADR holder. Each ADR holder at the close of business on a specified record date is entitled under the deposit agreement (subject to any applicable provisions of Swiss law, the deposited securities and the Adecco S.A. articles of incorporation) to instruct the depository as to the exercise of the voting rights, if any, pertaining to the number of Adecco S.A. shares or other deposited securities represented by the ADSs that are evidenced by the ADRs held by the ADR holder. Upon the written request of an ADR holder on the record date, received on or before the date established by the depository for this purpose, the depository has agreed that it will endeavour insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted Adecco S.A. shares so represented in accordance with these instructions. The depository has agreed not to vote Adecco S.A. shares so represented, except in accordance with these instructions. All voting rights with respect to Adecco S.A. shares will be subject to Swiss law.

If any tax or other governmental charge shall become payable by or on behalf of the depository with respect to any ADR, any deposited securities represented by the ADSs evidenced by the ADR or any distribution thereon, the tax or other governmental charge shall be paid by the ADR holder to the depository. The depository may refuse to effect any registration, registration of transfer, split-up or combination of the ADR or, subject to the terms and conditions of the deposit agreement, any withdrawal of deposited securities underlying the ADR until this payment is made. Additionally, the depository may withhold from any dividends or other distributions on or in respect of deposited securities or may sell by public or private sale for the account of the ADR holder any part or all of the deposited securities underlying the ADR and may apply these dividends, distributions or proceeds of any sale to pay any tax or other governmental charge, the ADR holder remaining liable for any deficiency.

Exchange Controls

There are currently no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold Adecco S.A.’s shares of ADSs.

(a) Swiss laws and regulations affecting dividends, interest or other payments to non-resident holders of Adecco S.A. shares or ADSs

Swiss law requires that Adecco S.A. retains at least 5% of its annual net profits as general reserves as long as such reserves amount to less than twenty percent of Adecco S.A.’s nominal paid-in share capital. Any remaining net profits may be distributed as dividends, pursuant to a shareholders resolution. A claim for payment of dividends declared is time-barred after a period of 5 years. Pursuant to Swiss law, Adecco S.A. is permitted to make only one dividend payment, if any, per fiscal year. Interim dividends may only be paid with shareholder approval.

The payment and amount of dividends on Adecco S.A. shares are subject to the recommendation of the Adecco S.A. board of directors and to the approval of holders of Adecco S.A. shares at the general assembly. The amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves are fixed in accordance with Swiss law and not United States generally accepted accounting principles. Under Swiss law, Adecco S.A. is required to hold its annual general assembly no later than six months after the close of its fiscal year.

Dividends paid to holders of ADSs who are U.S. holders generally will be subject to Swiss withholding tax. These holders may be entitled to a refund of a portion of these taxes from Swiss taxing authorities, as well as a tax credit for United States income tax liability.

(b) Limitations on the right of non-resident or foreign owners of Adecco S.A. shares or ADSs to hold or vote the securities

At present, except as noted, neither the Adecco S.A. articles of incorporation nor Swiss law restricts the transfer of Adecco S.A. shares. Owners of Adecco S.A. shares who are not Swiss citizens or residents of Switzerland are not limited in their right to hold these securities different from those applicable to Swiss citizens.

Taxation

The following is a summary of the material Swiss tax consequences of the ownership of shares or ADSs, in particular by United States residents. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase.

Gains on Sale.    Under present Swiss law, a holder of Adecco S.A. shares who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation by Switzerland for any other reason, will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realised during the year on the sale of Adecco S.A. shares.

Stamp, Issue and Other Taxes.    Switzerland generally does not impose stamp, registration or similar taxes on the sale of Adecco S.A. shares or ADSs by a holder thereof, unless the sale or transfer occurs through or with a Swiss securities dealer (as defined in the Swiss Stamp Duty Law). In the latter case, the sale proceeds may be subject to a Swiss securities transfer stamp duty of 0.15 percent.

Withholding Tax.    Under present Swiss law, any dividends paid in respect of Adecco S.A. shares will be subject to the Swiss Anticipatory Tax at the rate of 35%. Adecco S.A. is required to withhold tax at this rate from any dividend payments made to a holder of Adecco S.A. shares. A Swiss resident holder and beneficial owner of Adecco S.A. shares may qualify for a full refund of the Swiss Anticipatory Tax withheld from these dividends. A holder and beneficial owner of Adecco S.A. shares who is a non-resident of Switzerland, but is a resident of a country that maintains a double taxation treaty with Switzerland, may qualify for a full or a partial refund of the Swiss Anticipatory Tax withheld from these dividends by virtue of the provisions of the applicable treaty between Switzerland and the country of residence of the holder and beneficial owner of Adecco S.A. shares. Switzerland has concluded such treaties with the United States, all European Union member states and certain other countries.

The current income tax treaty between Switzerland and the United States, which became effective as of February 1, 1998, for withholding taxes and the regulations thereunder provide for a mechanism whereby Swiss withholding tax on dividend payments may be partially or fully refunded if certain conditions are met. An individual or corporation residing in the United States may obtain a refund of the Swiss Anticipatory Tax withheld from dividends in respect of Adecco S.A. shares, to the extent that 15% of the gross dividend is withheld as final tax (i.e. 20% of the gross dividend may generally be refunded). U.S. companies owning over 10% of the voting stock of Adecco S.A. may receive a refund of the Swiss Anticipatory Tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e. 30% of the gross dividend may be refunded). The full withholding will be refunded if the recipient is a recognised pension fund. The recipient of the dividend has a right to claim the refund rates described above if he (i) has a usufructuary right to Adecco S.A. shares at the time the dividend is due, (ii) is registered or has his domicile in the United States according to Article 4 of the tax treaty and (iii) proves that he is entitled to treaty benefits according to Article 22 of the tax treaty.

Withholding Tax Refund Procedure Applicable to US Holders.    The claim for refund of the Swiss Anticipatory Tax must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland (http:\\www.estv.admin.ch), on the Swiss Tax Form 82 I for individuals, on the Swiss Tax Form 82 C for corporations and on the Swiss Tax Form 82 E for other US entities in triplicate, with all copies duly completed and signed before a notary public in the United States. Tax Forms 82 I, 82 C and 82 E may be obtained from any Swiss Consulate General in the United States or the Swiss Federal Tax Administration at the address above and may be filed no later than December 31 of the third year following the calendar year in which the dividend became due. If this term is not respected, the right to refund is lost. Tax Forms 82 I, 82 C and 82 E must be accompanied with suitable evidence of the deduction of Swiss Anticipatory Tax withheld at the source to the debit of the beneficial owner (bank vouchers, etc.).

Documents on Display

The Adecco Group is subject to the informational requirements of the Exchange Act. In accordance with these requirements, Adecco S.A. files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which the Adecco Group is exposed are changes in foreign currency exchange rates and interest rates.

Foreign currency exchange rate risk

The table below summarises the foreign currency forward contracts outstanding at December 29, 2002 and December 30, 2001. The table presents the notional amounts (at contract exchange rates) purchased or (sold) and the weighted average contractual foreign currency exchange rates. All forward contracts mature in less than twelve months. See Note 14 in the accompanying Consolidated Financial Statements.

To receive Swiss franc and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount CHF	Average Contract Rate	Notional Amount CHF	Average Contract Rate
Currency (in millions)
U.S. Dollar	770	0.6875	1,387	0.6090
British Pound Sterling	162	0.4386	127	0.4235
Euro	117	0.6845	31	0.6847
Australian Dollar	91	1.2380	102	1.1884
Canadian Dollar	55	1.0741	—	—
Norwegian Kroner	27	5.0244	20	5.5034
Mexican Peso	12	6.8835	10	5.6705
Danish Kroner	8	5.0277	—	—
Hong Kong Dollar	5	5.3676	—	—
Swedish Kroner	4	6.2211	2	6.4170
Israeli New Shekel	3	3.2415	—	—
Hungarian Forint	2	163.9344	—	—
Czech Koruna	1	21.1416	—	—
Thai Baht	1	29.8507	—	—
Japanese Yen	—	—	5	75.4347

To receive Euro and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount EUR	Average Contract Rate	Notional Amount EUR	Average Contract Rate
Currency (in millions)
U.S. Dollar	523	0.9994	30	0.8880
Swiss Franc	64	1.4594	311	1.4660
Slovenian Tolar	1	228.4000	—	—
South African Rand	1	9.3500	—	—
Norwegian Kroner	—	—	127	8.0908
British Pound Sterling	—	—	14	0.6209
Australian Dollar	—	—	7	1.7017

To receive Australian Dollar and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount AUD	Average Contract Rate	Notional Amount AUD	Average Contract Rate
Currency (in millions)
Swiss Franc	35	0.8019	17	0.8290
Hong Kong Dollar	1	4.39	—	—

To receive U.S. Dollar and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount USD	Average Contract Rate	Notional Amount USD	Average Contract Rate
Currency (in millions)
Brazilian Real	21	4.0012	33	2.6635
Euro	15	1.0058	9	0.8771
Swiss Franc	8	1.4247	—	—
Chilean Peso	6	699.0000	5	674.0000
Taiwan Dollar	3	34.7600	—	—
Chinese Yuan Renminbi	1	8.2833	—	—
Colombian Peso	1	2750.0000	—	—
South Korean Won	1	1215.0000	—	—
Peruvian Nuevo Sol	1	3.5270	—	—
South African Rand	1	9.4420	—	—
Venezuelan Bolivar	—	—	3	781.0000

To receive British Pound Sterling and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount GBP	Average Contract Rate	Notional Amount GBP	Average Contract Rate
Currency (in millions)
Euro	5	1.5569	—	—

To receive Norwegian Kroner and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount NOK	Average Contract Rate	Notional Amount NOK	Average Contract Rate
Currency (in millions)
Swiss Franc	14	0.1995	—	—

To receive New Zealand Dollar and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount NZD	Average Contract Rate	Notional Amount NZD	Average Contract Rate
Currency (in millions)
Swiss Franc	1	0.7310	—	—

To receive Swedish Kroner and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount SEK	Average Contract Rate	Notional Amount SEK	Average Contract Rate
Currency (in millions)
Swiss Franc	3	0.1608	—	—

To receive Taiwan Dollar and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount TWD	Average Contract Rate	Notional Amount TWD	Average Contract Rate
Currency (in millions)
U.S. Dollar	19	0.0286	—	—

To receive South African Rand and pay various currencies:

	December 29, 2002		December 30, 2001
	Notional Amount ZAR	Average Contract Rate	Notional Amount ZAR	Average Contract Rate
Currency (in millions)
U.S. Dollar	9	0.1122	—	—

At December 29, 2002, the Adecco Group had short-term foreign exchange contracts outstanding with an aggregate notional amount of CHF 2,241 million and an aggregate fair value asset of CHF 60 million. At December 29, 2002, at closing the contract position the Adecco Group would receive CHF 60 million. These contracts primarily hedge subsidiary financing activity with the respective gains and losses being included in interest expense.

Interest rate risk

The Adecco Group manages its exposure to changes in interest rates through the use of fixed and variable rate debt in a number of currencies and by utilising interest rate swaps and interest rate and cross currency swaps to hedge certain underlying debt obligations.

The information below summarises the Adecco Group’s market risks associated with debt obligations at December 29, 2002 and December 30, 2001, and should be read in conjunction with Notes 7 and 14 in the accompanying Consolidated Financial Statements. For debt obligations, the table below presents principal cash flows and related interest rates by fiscal year of maturity.

December 29, 2002

(CHF equivalents, in millions)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Debt
Fixed rate	21	541	319	890	13	177	1,961	1,990
Average interest rate	6.0%	1.7%	4.1%	6.3%	7.1%	6.0%	4.7%	—
Variable rate	310	—	—	—	—	—	310	310
Average interest rate	3.6%						3.6%	—

December 30, 2001

(CHF equivalents, in millions)

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Debt
Fixed rate	14	36	543	314	946	195	2,048	2,091
Average interest rate	7.1%	5.0%	1.6%	4.1%	6.4%	6.1%	4.7%	—
Variable rate	975	—	—	—	—	—	975	975
Average interest rate	3.8%	—	—	—	—	—	—	—

The information below summarises the Adecco Group’s market risks associated with interest rate swaps and interest rate and cross currency swaps at December 29, 2002 and December 30, 2001, and should be read in conjunction with Notes 7 and 14 in the accompanying Consolidated Financial Statements. For interest rate swaps and interest rate and cross currency swaps, the table presents the notional amounts and related interest rates by fiscal year of maturity. Weighted average variable rates are based on current rates as of December 29, 2002 and December 30, 2001.

Interest Rate Swaps at December 29, 2002

(CHF equivalents, in millions)

	2003	2004	2005	2006	2007	Thereafter	Total
U.S. Dollar(1)
Payer swap	2.3	2.3	2.3	2.3	2.3	—	11.7
Pay rate (variable)	2.02%	2.02%	2.02%	2.02%	2.02%	—	—
Receive rate (fixed)	7.14%	7.14%	7.14%	7.14%	7.14%	—	—
U.S. Dollar
Payer swap	—	—	—	—	134.5	—	134.5
Pay rate (fixed)	—	—	—	—	7.07%	—	—
Receive rate (variable)	—	—	—	—	1.37%	—	—

	2003	2004	2005	2006	2007	Thereafter	Total
Euro
Payer swap	—	—	—	—	145.3	—	145.3
Pay rate (fixed)	—	—	—	—	7.32%	—	—
Receive rate (variable)	—	—	—	—	1.19%	—	—
Euro
Payer swap	7.9	8.6	9.3	10.1	11.0	—	46.9
Pay rate (variable)	2.95%	2.95%	2.95%	2.95%	2.95%	—	—
Receive rate (variable)	1.39%	1.39%	1.39%	1.39%	1.39%	—	—

Interest Rate Swaps at December 30, 2001

(CHF equivalents, in millions)

	2002	2003	2004	2005	2006	Thereafter	Total
U.S. Dollar(1)
Payer swap	2.8	2.8	2.8	2.8	2.8	2.8	16.8
Pay rate (variable)	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	—
Receive rate (fixed)	7.14%	7.14%	7.14%	7.14%	7.14%	7.14%	—
U.S. Dollar
Payer swap	—	—	—	—	—	162.0	162.0
Pay rate (fixed)	—	—	—	—	—	7.10%	—
Receive rate (variable)	—	—	—	—	—	1.98%	—

	2002	2003	2004	2005	2006	Thereafter	Total
Euro
Payer swap	—	—	—	—	—	148.0	148.0
Pay rate (fixed)	—	—	—	—	—	7.32%	—
Receive rate (variable)	—	—	—	—	—	4.01%	—
Euro
Payer swap	8.1	8.8	9.5	10.3	11.2	12.2	60.1
Pay rate (variable)	4.20%	4.20%	4.20%	4.20%	4.20%	4.20%	—
Receive rate (variable)	1.90%	1.90%	1.90%	1.90%	1.90%	1.90%	—

Interest Rate and Cross Currency Swaps at December 29, 2002

(CHF equivalents, in millions)

	2003	2004	2005	2006	2007	There after	Total
British Pound (GBP)/ U.S. Dollar (USD)(1)
Amount payable (GBP)	4.4	4.4	4.4	4.4	4.4	—	22.0
Amount receivable (USD)	4.7	4.7	4.7	4.7	4.7	—	23.5
Pay rate (variable, GBP)	4.67%	4.67%	4.67%	4.67%	4.67%	—	—
Receive rate (fixed, USD)	7.14%	7.14%	7.14%	7.14%	7.14%	—	—
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	—	—	—	—	145.3	—	145.3
Amount receivable (USD)	—	—	—	—	132.0	—	132.0
Pay rate (variable, EUR)	—	—	—	—	1.19%	—	—
Receive rate (fixed, USD)	—	—	—	—	7.06%	—	—
Euro (EUR)/ U.S. Dollar (USD)(1)
Amount payable (EUR)	9.0	9.7	10.6	11.5	6.1	—	46.9
Amount receivable (USD)	8.3	9.0	9.8	10.6	5.6	—	43.3
Pay rate (variable, EUR)	1.39%	1.39%	1.39%	1.39%	1.39%	—	—
Receive rate (variable, USD)	1.37%	1.37%	1.37%	1.37%	1.37%	—	—

	2003	2004	2005	2006	2007	There after	Total
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	—	288.0	—	—	288.0
Amount receivable (EUR)	—	—	—	272.6	—	—	272.6
Pay rate (fixed, CHF)	—	—	—	4.65%	—	—	—
Receive rate (fixed, EUR)	—	—	—	6.00%	—	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	—	326.0	—	—	326.0
Amount receivable (EUR)	—	—	—	308.9	—	—	308.9
Pay rate (variable, CHF)	—	—	—	1.93%	—	—	—
Receive rate (fixed, EUR)	—	—	—	6.00%	—	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	—	277.3	—	—	277.3
Amount receivable (CHF)	—	—	—	326.0	—	—	326.0
Pay rate (variable, USD)	—	—	—	2.76%	—	—	—
Receive rate (variable, CHF)	—	—	—	1.93%	—	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	—	244.6	—	—	244.6
Amount receivable (CHF)	—	—	—	288.0	—	—	288.0
Pay rate (fixed, USD)	—	—	—	6.86%	—	—	—
Receive rate (fixed, CHF)	—	—	—	4.65%	—	—	—

(1)	The swaps’ notional amounts reduces every 6 months. The maturing amount shown in the table represents this reduction.

Interest Rate and Cross Currency Swaps at December 30, 2001

(CHF equivalents, in millions)

	2002	2003	2004	2005	2006	There after	Total
British Pound (GBP)/ U.S. Dollar (USD)(1)
Amount payable (GBP)	4.8	4.8	4.8	4.8	4.8	4.8	28.8
Amount receivable (USD)	5.6	5.6	5.6	5.6	5.6	5.6	33.6
Pay rate (variable, GBP)	4.83%	4.83%	4.83%	4.83%	4.83%	4.83%	—
Receive rate (fixed, USD)	7.14%	7.14%	7.14%	7.14%	7.14%	7.14%	—
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	—	—	—	—	—	148	148
Amount receivable (USD)	—	—	—	—	—	160	160
Pay rate (variable, EUR)	—	—	—	—	—	4.01%	—
Receive rate (fixed, USD)	—	—	—	—	—	7.10%	—
Euro (EUR)/ U.S. Dollar (USD)(1)
Amount payable (EUR)	8.0	9.0	10.0	11.0	12.0	6.0	56.0
Amount receivable (USD)	9.0	10.0	11.0	12.0	13.0	7.0	62.0
Pay rate (variable, EUR)	1.90%	1.90%	1.90%	1.90%	1.90%	1.90%	—
Receive rate (variable, USD)	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	—

Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	—	—	288.0	—	288.0
Amount receivable (EUR)	—	—	—	—	278.0	—	278.0
Pay rate (fixed, CHF)	—	—	—	—	4.65%	—	—
Receive rate (fixed, EUR)	—	—	—	—	6.00%	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	—	—	326.0	—	326.0
Amount receivable (EUR)	—	—	—	—	315.0	—	315.0
Pay rate (variable, CHF)	—	—	—	—	3.14%	—	—
Receive rate (fixed, EUR)	—	—	—	—	6.00%	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	—	—	333.0	—	333.0
Amount receivable (CHF)	—	—	—	—	326.0	—	326.0
Pay rate (variable, USD)	—	—	—	—	3.24%	—	—
Receive rate (variable, CHF)	—	—	—	—	3.14%	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	—	—	294.0	—	294.0
Amount receivable (CHF)	—	—	—	—	288.0	—	288.0
Pay rate (fixed, USD)	—	—	—	—	6.86%	—	—
Receive rate (fixed, CHF)	—	—	—	—	4.65%	—	—

(1)	The Swaps’ notional amounts reduces every 6 months. The maturing amount shown in the table represents this reduction.

At December 29, 2002 and December 30, 2001, the Adecco Group had interest rate swaps and interest rate and cross currency swaps with aggregate fair value of CHF (51) million and CHF (21) million.

For information concerning the Adecco Group’s indebtedness, see also Note 7 in the accompanying Consolidated Financial Statements.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.	CONTROLS AND PROCEDURES

The Adecco Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Adecco Group’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Within 90 days prior to the date of this report, the Adecco Group carried out an evaluation, under the supervision and with the participation of the Adecco Group’s management, including the Adecco Group’s Chief Executive Officer and the Adecco Group’s Chief Financial Officer, of the effectiveness of the design and operation of the Adecco Group’s disclosure controls and procedures. Based on the foregoing, the Adecco Group’s Chief Executive Officer and Chief Financial Officer concluded that the Adecco Group’s disclosure controls and procedures were effective.

There have been no significant changes in the Adecco Group’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Adecco Group completed its evaluation.

Item 16.	[RESERVED]

PART III

Item 17.	FINANCIAL STATEMENTS

Not Applicable.

Item 18.	FINANCIAL STATEMENTS

(a)	See pages F-1 through F-27 incorporated herein by reference.

(b)	Schedule II—Valuation and qualifying accounts

Item 19.	EXHIBITS

EXHIBIT No.		Description

1.1	(a)	Status of Adecco S.A. (in French), as amended to April 16, 2003.

1.1	(b)	(Status) Articles of Incorporation of Adecco S.A. (in English), as amended to April 16, 2003.

2.1	*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share.

2.2	*	Specimen of certificates representing Adecco S.A. ADSs.

2.3	***	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999.

EXHIBIT No.	Description

2.3.1**	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999.

4.4†	Paying and Conversion Agency Agreement, dated November 25, 1999, between Meridian B.V., as Issuer, and Adecco S.A., as Guarantor, of 360,000,000 1.50% Guaranteed Convertible Notes due 2004.

4.5†	Indenture dated March 15, 1996 between Olsten Corporation and First Union National Bank, as Trustee, relating to Olsten’s 7% Senior Notes due 2006.

4.6‡	Exchange Offer Agreement between Adia SA and Ecco SA, dated May 8, 1996 (incorporated herein by reference to Finneco’s Schedule 13-D as filed with the Securities and Exchange Commission on May 1, 1997)

4.7+	Purchase Agreement, dated September 16, 1996, among Adecco Inc. and the stockholders of TAD Resources International, Inc.

4.8+	Bond Purchase and Paying Agency Agreement for 4% Bonds 1997-2005 of CHF 300 million, dated June 27, 1997, between Adecco S.A., as Borrower, and Swiss Bank Corporation acting through SBC Warburg, acting on behalf of syndicate bank underwriters.

4.9**	Recommended Cash Offer for Delphi Group plc by Adecco UK information technology Holdings, dated February 12, 1999.

4.10***	Agreement and Plan of Merger, dated August 17, 1999, by and among Adecco, Staffing Acquisition Corporation and Olsten Corporation.

4.11***	Separation Agreement, dated August 17, 1999, among Olsten Corporation, Aaronco Corporation and Adecco S.A..

4.12***	Principal Stockholders Agreement, dated August 17, 1999, among Adecco S.A. and certain shareholders of Olsten Corporation.

4.13***	Omnibus Amendment No. 1, dated October 7, 1999.

4.14***	Omnibus Amendment No. 2, dated January 18, 2000.

4.15*	Offering Circular, dated March 13, 2001, of Adecco Financial Services (Bermuda) Ltd., for #400,000,000 6% Guaranteed Notes due 2006.

4.16	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, among Adecco S.A. and Adecco Cordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000

8.1	List of Significant Subsidiaries.

9.1	Consent of Ernst & Young Ltd.

99.1	Chief Executive Officer Certification of Periodic Report

99.2	Chief Financial Officer Certification of Periodic Report

Filed herewith unless otherwise noted.
*	Previously filed with the Securities and Exchange Commission in connection with Adecco S.A.’s Registration Statement on Form 20-F filed June 25, 2001.
†	Previously filed with the Securities and Exchange Commission in connection with Adecco S.A.’s Annual Report for the fiscal year ended January 2, 2000.
‡	Previously filed with the Securities and Exchange Commission in connection with Adecco S.A.’s Annual Report for the fiscal year ended December 29, 1996.
+	Previously filed with the Securities and Exchange Commission in connection with Adecco S.A.’s Annual Report for the fiscal year ended December 28, 1997.
**	Previously filed with the Securities and Exchange Commission in connection with the filing of Adecco S.A.’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6 (File No. 33-85256), filed April 12, 2001.

***	Previously filed with the Securities and Exchange Commission in connection with the filing of Adecco S.A.’s Amendment No. 4 to Registration Statement on Form F-4 (File No. 33-88597), filed February 9, 2000.

The total amount of long-term debt securities of the Adecco Group authorized under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of the Adecco Group on a consolidated basis. The Adecco Group agrees to furnish copies of any and all of these instruments to the Commission upon request.

Upon request of the Commission, the Adecco Group will provide for each of its subsidiaries, the country or other jurisdiction of incorporation or organisation, its relationship to the Adecco Group and the percentage of voting securities owned or otherwise controlled by its immediate parent.

Consolidated Balance Sheet

In millions, except share and per share amounts

	December 29, 2002		December 30, 2001
Assets
Current assets:
—Cash and cash equivalents	CHF	309	CHF	552
—Trade accounts receivable, net		4,225		4,636
—Other current assets		484		499
Total current assets		5,018		5,687

Property, equipment and leasehold improvements, net		632		735
Other assets		663		609
Other intangibles, net		22		7
Goodwill, net		2,125		2,285
Total assets	CHF	8,460	CHF	9,323

Liabilities
Current liabilities:
—Short-term debt and current maturities of long-term debt	CHF	331	CHF	995
—Accounts payable and accrued expenses		4,093		4,309
Total current liabilities		4,424		5,304

Long-term debt		1,940		2,047
Other liabilities		149		183
Total liabilities		6,513		7,534

Minority interests		—		2

Commitments and contingencies (see note 12)

Shareholders’ Equity
Common shares and participation certificates(1)		187		186
Additional paid-in capital		3,172		3,144
Accumulated deficit		(1,302)		(1,469)
Accumulated other comprehensive loss		(101)		(65)
		1,956		1,796
Less: Treasury stock, at cost		(9)		(9)
		1,947		1,787
Total liabilities and shareholders’ equity	CHF	8,460	CHF	9,323

(1)	Par value CHF 1 per share and participation certificate

Authorised shares: 227,830,310 and 217,781,190 as of December 29, 2002 and December 30, 2001 respectively.

Issued shares: 186,869,980 and 186,298,698 as of December 29, 2002 and December 30, 2001 respectively.

Outstanding shares: 186,697,162 and 186,169,140 as of December 29, 2002 and December 30, 2001 respectively.

Authorised and issued participation certificates: 0 and 49,000 as of December 29, 2002 and December 30, 2001 respectively.

Outstanding participation certificates: 0 and 5,740 as of December 29, 2002 and December 30, 2001 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

In millions, except share and per share amounts

	for the fiscal years ended
	December 29, 2002		December 30, 2001		December 31, 2000
Net service revenues	CHF	25,086	CHF	27,247	CHF	26,628
Direct costs of services		(20,611)		(22,127)		(21,637)
		4,475		5,120		4,991
Selling, general and administrative expenses		(3,682)		(3,883)		(3,717)
Allowance for doubtful accounts		(131)		(58)		(37)
Amortisation of goodwill and other intangibles		(8)		(1,106)		(1,109)
Restructuring costs		—		—		(65)
		654		73		63

Interest income		17		32		43
Interest expense		(164)		(242)		(263)
Other non-operating expenses, net		(12)		(27)		—
Income / (loss) before income taxes and minority interests		495		(164)		(157)

Provision for income taxes		(141)		(254)		(265)
Income applicable to minority interests		—		(1)		(6)
Net income / (loss) from operations		354		(419)		(428)
Cumulative effect of change in accounting principle		—		(8)		—
Net income / (loss)(1)	CHF	354	CHF	(427)	CHF	(428)

Net income / (loss) per share
Basic	CHF	1.90	CHF	(2.30)	CHF	(2.33)
Diluted		1.88		(2.30)		(2.33)

Net income / (loss) per share before cumulative effect of change in accounting principle
Basic		1.90		(2.25)		(2.33)
Diluted		1.88		(2.25)		(2.33)

Adjusted net income per share
Basic		1.90		3.01		3.08
Diluted		1.88		2.94		2.99

Weighted-average common shares
Basic		186,527,178		185,880,663		183,735,340
Diluted		193,469,123		185,880,663		183,735,340

(1)	As of fiscal year 2002 the Adecco Group adopted SFAS No. 142,“Goodwill and Other Intangible Assets”. Amortisation of intangibles included amortisation of goodwill of CHF 1,096 and 1,102 CHF in 2001 and 2000 respectively. The adjusted net income was 559 CHF and 566 CHF in 2001 and 2000 respectively (see note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

In millions, except share and per share amounts

	for the fiscal years ended
	December 29, 2002		December 30, 2001		December 31, 2000
	(52 weeks)		(52 weeks)		(52 weeks)
Cash flows from operating activities
Net income / (loss)	CHF	354	CHF	(427)	CHF	(428)
Adjustments to reconcile net income / (loss) to net cash and cash equivalents from operating activities:
—Depreciation		213		194		176
—Amortisation		8		1,106		1,109
—Allowance for doubtful accounts		131		58		37
—Stock compensation		7		—		—
—Restructuring provision		—		—		65
—Utilisation of restructuring reserve		(11)		(73)		(65)
—Investment write-downs		8		15		—
—Deferred income tax		(49)		(84)		(201)
—Other charges		7		40		5
Changes in operating assets and liabilities, net of acquisitions:
—Amounts advanced / (paid) under securitisation facilities		(28)		38		(240)
—Trade accounts receivable, including sold receivables		35		454		(891)
—Accounts payable and accrued expenses		3		39		542
—Other current assets		2		37		16
—Non-current assets and liabilities		(33)		(7)		(102)
Cash flows from operating activities		647		1,390		23

Cash flows from investing activities
Capital expenditures		(154)		(297)		(351)
Proceeds from property, equipment and leasehold improvements		6		7		4
Cash purchase price for acquisitions:
—jobpilot (net of cash acquired of CHF 17)		(89)		—		—
—Olsten (net of cash acquired of CHF 101 in 2000)		—		(184)		(800)
Other acquisitions and investing activities		(28)		(54)		(159)
Cash flows used in investing activities		(265)		(528)		(1,306)

Cash flows from financing activities
Net increase / (decrease) in short-term debt		(626)		(227)		773
Increase in long-term debt		576		1,052		1,051
Repayment of long-term debt		(535)		(1,478)		(1,495)
Dividends paid to shareholders		(187)		(185)		(155)
Common stock options exercised		22		31		47
Other financing activities		165		27		40
Cash flows from / (used in) financing activities		(585)		(780)		261

Effect of exchange rate changes on cash		(40)		(17)		(46)
Net increase / (decrease) in cash and cash equivalents		(243)		65		(1,068)
Cash and cash equivalents:
—Beginning of year		552		487		1,555
—End of year	CHF	309	CHF	552	CHF	487

Cash paid for interest	CHF	114	CHF	184	CHF	215
Cash paid for taxes	CHF	243	CHF	260	CHF	272
Non-cash investing and financing activities:
—Issued 6,343,710 shares for the acquisition of Olsten	CHF	—	CHF	—	CHF	591
—Converted Olsten stock option plan to plan of the Adecco Group	CHF	—	CHF	—	CHF	17

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

In millions, except share and per share amounts

	for the fiscal years ended
	Common Shares and Participation Certificates			Additional Paid-in Capital		Treasury Stock			Accumulated Deficit		Accumulated Other Comprehensive Income/ (Loss)		Total Shareholders’ Equity
	Shares	Amount				Shares	Amount
January 2, 2000	178,358,280	CHF	178	CHF	2,449	(217,824)	CHF	(8)	CHF	(274)	CHF	55	CHF	2,400

Comprehensive loss:
Net loss										(428)				(428)
Currency translation adjustment												(101)		(101)
Other												3		3

														(526)
Issuance of common stock (to acquire Olsten)	6,343,710		6		585									591
Common stock options exercised	860,440		2		45	42,400								47
Participation certificates purchased						(13,166)		(1)						(1)
Tax benefit from stock transactions					16									16
Treasury participation certificates exchanged for treasury common stock					1	13,160		—						1
Converted Olsten stock options					17									17
Cash dividends, CHF 0.84 per share										(155)				(155)
December 31, 2000	185,562,430	CHF	186	CHF	3,113	(175,430)	CHF	(9)	CHF	(857)		CHF (43)	CHF	2,390

Comprehensive loss:
Net loss										(427)				(427)
Currency translation adjustment												(29)		(29)
Unrealised gain on cash flow hedging activities												11		11
Other												(4)		(4)

														(449)
Common stock options exercised	785,268		—		31	2,612								31
Cash dividends, CHF 1.00 per share										(185)				(185)
December 30, 2001	186,347,698	CHF	186	CHF	3,144	(172,818)	CHF	(9)	CHF	(1,469)	CHF	(65)	CHF	1,787

Comprehensive income:
Net income										354				354
Currency translation adjustment												(7)		(7)
Unrealised / (loss) on cash flow hedging activities												(18)		(18)
Minimum pension liability adjustment												(11)		(11)

														318
Stock compensation					7									7
Common stock options exercised	522,282		1		21									22
Cash dividends, CHF 1.00 per share										(187)				(187)
December 29, 2002	186,869,980	CHF	187	CHF	3,172	(172,818)	CHF	(9)	CHF	(1,302)	CHF	(101)	CHF	1,947

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Note 1—The Business and Summary of Significant Accounting Policies

Business

The Adecco Group’s principal business is providing personnel services to companies and industry worldwide. The Adecco Group provides its services through its four Divisions: Staffing Services, Professional Staffing and Services, Career Services and e-HR Services. Staffing Services provides mainstream staffing services including temporary staffing and permanent placement. Professional Staffing and Services provides highly qualified specialised temporary and permanent placement focused primarily on the finance and accounting, and information technology segments. Career Services provide outplacement and coaching. e-HR Services provide on-line recruitment activities. The Adecco Group provides these services by contract to businesses located throughout North America, Europe, Asia Pacific and Latin America.

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP’) and the provisions of Swiss law. The Adecco Group’s fiscal year ends on the Sunday nearest to December 31. For 2002, 2001 and 2000, the fiscal years contained 52 weeks and ended on December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

Principles of consolidation

The consolidated financial statements include the accounts of Adecco S.A., a Swiss corporation, and its majority-owned subsidiaries (collectively, “the Adecco Group”). The equity and net income attributable to minority shareholders’ interests are shown separately in the consolidated financial statements. Investments in which the Adecco Group exerts significant influence are accounted for under the equity method. Investments with less than 20% ownership are accounted for under the cost method and are included in other assets. All material intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from these estimates.

Recognition of revenue

The Adecco Group’s temporary personnel services revenues are recognised when the services are rendered. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established for non-fulfilment of permanent placement obligations. Revenues from outsourcing, outplacement and other personnel services are recognised as the services are provided. The Adecco Group presents revenues and direct costs of services in its financial statements in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue as a Principal Versus Net as an Agent”. The pronouncement requires the Adecco Group to record the gross amounts of its revenues and direct costs of services for arrangements whereby the Adecco Group acts as a principal in the transaction and has risks and rewards of ownership (such as the liability for the cost of temporary personnel and the risk of loss for collection and performance or pricing adjustments). Under arrangements where the Adecco Group acts as an agent and acts principally as a contractor for subcontractors, only the net fees are recorded as revenues.

Marketing costs

Advertising and marketing costs totalled CHF 154, CHF 260 and CHF 263, in 2002, 2001 and 2000, respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Stock based compensation

The Adecco Group applies APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related interpretations in accounting for its stock options plans. The Adecco Group has not recorded any compensation expense for its options except for circumstances when a modification to the outstanding options was made which required a new measurement date.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Had compensation cost for the Adecco Group’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, the Adecco Group’s net income / (loss) and loss per share would have changed to the pro forma amounts indicated in the following table:

	2002		2001		2000
Net income / (loss):
—As reported	CHF	354	CHF	(427)	CHF	(428)
Reversal of stock compensation under APB No. 25		7		—		—
Stock compensation (net of tax benefit) under SFAS No. 123		(93)		(52)		(26)
—Pro forma		268		(479)		(454)
Basic net income / (loss) per share:
—As reported		1.90		(2.30)		(2.33)
—Pro forma		1.44		(2.58)		(2.47)
Diluted net income / (loss) per share:
—As reported		1.88		(2.30)		(2.33)
—Pro forma		1.43		(2.58)		(2.47)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2002		2001		2000
Expected lives		3.9		3.9		3.9
Risk-free interest rate		1.72%		3.40%		3.50%
Expected volatility		59%		39%		39%
Expected dividend	CHF	1.00	CHF	1.00	CHF	1.00

The weighted-average fair value per option granted in 2002, 2001, and 2000 was CHF 26, CHF 29 and CHF 35 per share, respectively.

Foreign currency translation

The Adecco Group’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). For inclusion into the Adecco Group’s consolidated financial statements, the financial information of the Adecco Group’s operations outside of Switzerland are translated from their functional currency to Swiss francs (‘CHF’), the reporting currency. Income, expenses and cash flows are translated at average exchange rates during the period and assets and liabilities are translated at period-end exchange rates. Translation adjustments are included as a component of accumulated other comprehensive income / (loss) in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity. Business transactions in foreign currencies are recorded in the statement of operations at the approximate rate applicable at the time of the transaction or the weighted-average rate. Net foreign exchange gains and losses and net hedging expenses of CHF 17, CHF 20 and CHF 27 in 2002, 2001 and 2000 respectively have been recorded.

Cash equivalents

All highly liquid instruments with an original maturity of three months or less are considered to be cash equivalents.

Accounts receivable

Accounts receivable are recorded at their net realisable value after deducting an allowance for doubtful accounts. Such deductions reflect specific cases and estimates based on historical evidence of collectibility. The Adecco Group accounts for the securitisation of trade accounts receivable in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). This statement replaces SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Extinguishment of Liabilities”, and provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control. The Adecco Group applied the new accounting rules prospectively to transactions entered into after March 31, 2001. The adoption of SFAS No. 140 did not have a material impact on the Adecco Group’s consolidated financial statements. The gross amount of accounts receivables sold was CHF 119 and CHF 158 as of December 29, 2002 and December 30, 2001, respectively.

Capitalised cost for internal use software

The Adecco Group expenses the costs of software development for internal use software in the preliminary project stage. Thereafter, direct costs incurred in developing or obtaining internal use software are capitalised. Capitalised software costs are amortised on a straight-line basis over their estimated useful lives, typically between 3 and 5 years.

Property, equipment and leasehold improvements

Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives (three to five years for furniture, computers, software and equipment and twenty to forty years for buildings). Leasehold improvements are stated at cost and amortised over the shorter of the lease term or the useful life of the improvement.

Goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 requires that goodwill no longer be amortised to earnings, but instead, be reviewed annually for impairment. Other identifiable intangibles with definite lives will continue to be amortised to earnings over their estimated useful lives. The Adecco Group has adopted SFAS No. 142 as of the first day of the fiscal year 2002 and ceased amortisation of goodwill.

An initial impairment test of goodwill as of December 31, 2001 was required. The Adecco Group performed the initial impairment test and no impairment charge was required.

The carrying value of goodwill is reviewed annually for impairment on a reporting unit level using a two-step impairment test. In the first step, the carrying value of the net assets (all assets including goodwill and other intangibles less current liabilities) of the reporting unit is compared with the fair value of the reporting unit. If the fair value of net assets exceeds their carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of its net assets, step two needs to be performed to measure the amount of impairment. In step two, the fair value of all assets and liabilities of the reporting unit needs to be determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is compared with the fair value of the reporting unit with the excess, if any, considered to be the implied goodwill value of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income. During 2002, the Adecco Group performed the annual impairment test and no impairment charge was required.

Actual results of operations for reporting periods had the Adecco Group applied the non-amortisation provisions of SFAS No. 142 in those periods are as follows:

	2002		2001		2000
Net income / (loss) as reported	CHF	354	CHF	(427)	CHF	(428)
Goodwill amortisation		—		1,096		1,102
Income tax effect		—		(110)		(108)
Net income as adjusted	CHF	354	CHF	559	CHF	566

Goodwill that had been acquired prior to June 2001 as excess of the purchase price over the fair value of net assets acquired had been amortised on a straight-line basis over five years. The impairment of goodwill was

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

assessed periodically and was based on estimated future undiscounted cash flows. Impairment of goodwill would have been recorded to the extent that the unamortised carrying value of such goodwill exceeded the related future discounted cash flows.

In accordance with SFAS No. 142, purchased identifiable intangible assets are capitalised at acquisition cost. Other intangible assets with a finite life are amortised on a straight-line basis over the estimated periods to be benefited, which is the period that the intangible asset can contribute to the cash flow of the Adecco Group as determined at the date of acquisition of the intangible asset. Other intangible assets are amortised on a straight-line basis, generally over a period of five years.

The Adecco Group assesses other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the book value of the other intangible asset, a loss is recognised for the difference between the fair value and book value of the other intangible asset.

Accounting for impairment and disposal of long-lived assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Adecco Group adopted SFAS No. 144 as of the first day of fiscal year 2002. The adoption of the new standard had no material impact on the Adecco Group’s consolidated results and financial position. For all fiscal years presented, the Adecco Group determined that no impairment loss had occurred.

Income taxes

The Adecco Group uses the liability method for accounting for income taxes. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences, arising between the tax basis of assets and liabilities and their reported amounts. For measurement purposes, enacted income tax laws are used that will be in effect when the temporary differences are expected to reverse.

Earnings per share

Basic earnings per share is computed by dividing net income / (loss) available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities such as stock options or convertible debt were exercised or converted into common shares or resulted in issuance of common shares and would then share in the net income.

Financial instruments

In the first quarter of the fiscal year 2001, the Adecco Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The adoption resulted in a cumulative transition adjustment of a CHF 8 after-tax charge to earnings, which was reported separately as a cumulative effect of change in accounting principle. The adoption did not have any effect on accumulated other comprehensive income.

In accordance with SFAS No. 133, the Adecco Group records all derivative instruments at fair value as either assets or liabilities on the consolidated balance sheet, regardless of the purpose or intent for holding the derivative.

For derivative financial instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative financial instrument as well as the changes in the fair value of the hedged item attributable to the hedged risk, are recognised in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of accumulated other comprehensive income in shareholders’ equity and are reclassified into earnings in the same periods as the hedged items affect earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognised in earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognised in earnings. The Adecco Group has designated certain foreign currency contracts related to subsidiary funding as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flow from financing activities.

Prior to the first quarter of 2001, gains and losses on foreign currency swaps were recognised in earnings.

New accounting standards

Accounting for asset retirement obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of this standard by the Adecco Group as of January 1, 2003 is not expected to have a material impact on the consolidated results of operations and financial position.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognised and measured initially at fair value only when the liability is incurred. Furthermore, SFAS No. 146 requires that if a benefit arrangement requires employees render future services beyond a “minimum retention period”, a liability should be recognised as employees render service over the future service period. The Adecco Group will adopt SFAS No. 146 as of the first day of the fiscal year 2003. Management anticipates that the adoption of the new standard will not have a material impact on the Adecco Group’s consolidated results and financial positions.

Reclassifications

The amounts reported in the fiscal years 2000 and 2001 consolidated financial statements have been reclassified to conform to the fiscal year 2002 financial statement presentation.

In accordance with SFAS No. 142, the Adecco Group is required to separately present goodwill net and other intangibles net in the balance sheet as of December 29, 2002. Additionally, in 2002, the net cash adjustments’ for cumulative effect of change in accounting principle and income applicable to minority interest are included in other charges under adjustments to the cash flow from operating activities. In the statement of operations, bad debt expense has been separately disclosed while in previous years it was included in selling, general and administrative expenses.

Other disclosures required by Swiss law

	Dec. 29, 2002		Dec. 30, 2001
Balance sheet data
Prepayments and accrued income	CHF	66	CHF	70
Total non-current assets		3,442		3,636
Total accruals and deferred income		3,778		3,787
Total pension liabilities, non-current		37		27

	2002		2001
Statements of operations data
Personnel expenses	CHF	2,332	CHF	2,480

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

The fire insurance value of the property, equipment and leasehold improvements amounts to CHF 1,310 and CHF 1,142 as of December 29, 2002 and December 30, 2001, respectively.

Note 2—Acquisitions

jobpilot acquisition

In May 2002, the Adecco Group acquired 92.9% of the outstanding voting common shares of jobpilot AG (“jobpilot”), a leading supplier of on-line staffing recruitment services in Europe, for approximately CHF 85 in cash, net of CHF 17 cash acquired. The remaining outstanding voting common shares were acquired in October 2002 for approximately CHF 4, following the approval of a mandatory sale at the jobpilot Annual General Meeting in August 2002. The purchase price was funded with existing credit facilities and internal resources.

jobpilot provides an internet platform for on-line staffing and recruiting. The acquisition was accounted for as a purchase and the assets, liabilities and results of operations of jobpilot have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. Marketing, IT and customer-related intangibles have been valued at an estimated fair value of CHF 17. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of CHF 61 at the date of acquisition was allocated to goodwill and is not tax deductible. Goodwill represents the Adecco group’s cost to access the market, acquire industry expertise and to rapidly establish it’s e-HR Services Division.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition;

			2002
Cash acquired	CHF		17
Current assets			16
Long term assets			1
Tangible assets			19
Other intangible assets
Marketing		4
Customer base		12
Technology base		1	17
Goodwill			61
Liabilities			(25)
Total	CHF		106

Amortisable intangible assets acquired have estimated useful lives as follows: Trademarks five years, customer contracts five years, systems technology five years.

The results of operations of jobpilot have been included in the financial statements since the date of acquisition. The following unaudited pro forma information shows consolidated operating results as if the acquisition of jobpilot had occurred at the beginning of the fiscal year 2002 and at the beginning of the fiscal year 2001:

	2002		2001
Net service revenues	CHF	25,104	27,300
Net income / (loss) from operations		342	(479)
Cumulative effect of change in accounting principle		—	(8)
Net income / (loss)		342	(487)
Basic net income / (loss) per share		1.83	(2.62)
Diluted net income / (loss) per share		1.82	(2.62)
Basic net income / (loss) per share before cumulative effect of change in accounting principle		1.83	(2.58)
Diluted net income / (loss) per share before cumulative effect of change in accounting principle		1.82	(2.58)

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

The pro forma results include adjustments for deferred revenue, amortisation of goodwill and intangibles and interest expense. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

Olsten acquisition

In March 2000, Adecco acquired all of the common stock of Olsten Corporation (“Olsten”), a leading supplier of staffing and information technology services and health services conducting owned, franchised, and licensed operations in North America, Europe and Latin America. In exchange for all of the common stock of Olsten, Adecco paid approximately CHF 800, net of CHF 101 cash acquired, assumed CHF 1,190 in net debt, and issued to Olsten shareholders CHF 591 in Adecco common stock. Additionally, CHF 17 was recorded as additional purchase price in connection with the conversion of the Olsten stock plan to the Adecco stock plan. The purchase price was partly funded with proceeds from the issuance of EUR 360 (CHF 548) guaranteed convertible notes. The acquisition was accounted for as a purchase and, the assets and liabilities and results of operations of Olsten have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair value of tangible assets acquired, liabilities assumed and additional liabilities recorded of CHF 2,321 was allocated to goodwill which was amortised over a period of five years until January 1, 2002. In addition, Olsten had accumulated net operating loss carry forwards of CHF 23 and capital loss carry forwards of CHF 690, the majority of which were utilised in the year 2000.

Under the terms of the purchase agreement, Olsten agreed to split off the company Olsten Health Services to the Olsten shareholders as a separate public traded entity. In the transaction, holders of common stock of Olsten received shares of the new health services company.

The results of operations of Olsten have been included in the financial statements since the date of acquisition. The following unaudited pro forma information shows consolidated operating results as if the acquisition of Olsten had occurred at the beginning of fiscal year 2000:

	2000
Net service revenues	CHF	27,889
Net loss		(575)
Basic and diluted net loss per share		(3.11)

The pro forma results include adjustments for goodwill, interest expense and income taxes. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

During 2001, tax contingencies of CHF 10 have been resolved and recorded as a reduction of goodwill.

In March 2001, the Adecco Group acquired all the remaining shares of Olsten Personal Norden AS, a subsidiary of Olsten Corporation, that it did not already own. The purchase price was approximately CHF 184 in cash and was funded with existing credit facilities and internal resources. The goodwill recorded on purchase was CHF 194.

Note 3—Goodwill and Intangibles

The Adecco Group has adopted SFAS No. 142 as of the fiscal year 2002 and therefore goodwill is no longer amortised. Based on the impairment test performed in accordance with the new standard, no write-down to the carrying value of goodwill was required.

The changes in the carrying amount of goodwill for the year ended December 29, 2002, are as follows:

	Staffing Services		Professional Staffing and Services		Career Services		e-HR Services		Total
Balance, December 30, 2001	CHF	1,523	CHF	730	CHF	32	CHF	—	CHF	2,285
Goodwill acquired during year		17		7		3		61		88
Reclassifications		17								17
Currency translation adjustment		(222)		(38)		(5)		—		(265)
Balance, December 29, 2002	CHF	1,335	CHF	699	CHF	30	CHF	61	CHF	2,125

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

The carrying amount of other intangible assets for the years ended December 29, 2002 and December 30, 2001 are as follows:

	December 29, 2002			December 30, 2001
	Gross Carrying Amount		Accumulated Amortisation	Gross Carrying Amount	Accumulated Amortisation
Other intangible assets:
Marketing	CHF	23	(16)	19	(15)
Customer base		20	(10)	8	(7)
Contract base		—	—	—	—
Technology base		1	—	—	—
Other		10	(6)	7	(5)
Total other intangible assets	CHF	54	(32)	34	(27)

The estimated aggregate amortisation expense for the following five years are as follows:

Fiscal Year
2003	CHF	7
2004		5
2005		5
2006		4
2007		1

None of the intangible assets have a residual value. The weighted-average amortisation period is between 2 and 5 years for each class of other intangibles.

Note 4—Trade Accounts Receivable

	Dec. 29, 2002		Dec. 30, 2001
Trade accounts receivable	CHF	4,389	CHF	4,805
Allowance for doubtful accounts		(165)		(169)
Trade accounts receivable, net	CHF	4,225	CHF	4,636

In March 2000, the Adecco Group entered into a securitisation agreement with a multi-seller conduit administered by an independent financial institution. The terms of the agreement allow periodic transfers of undivided percentage ownership interests in a revolving pool of the Adecco Group’s United Kingdom trade receivables. The agreement, which expired in March 2002, has been renewed for another year. Under the terms of the agreement, the Adecco Group may transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit must purchase from the SPE an undivided ownership interest of up to GBP 65 (CHF 146), of those receivables. The SPE has been structured to be separate from the Adecco Group, but is wholly owned and consolidated by the Adecco Group. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE’s receivables. The Adecco Group services the receivables transferred to the SPE and receives a servicing fee. Under the terms of the agreement, the conduit pays SPE the face amount of the undivided interest at the time of purchase and on a monthly basis, this sales price is adjusted, resulting in payments by SPE to the conduit of an amount that varies based on the underlying commercial paper rate and the length of time the sold receivables remain outstanding. The Adecco Group accounts for the SPE’s sale of undivided interests in SPE’s receivables to the conduit, as sales under FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The Adecco Group had transferred receivables to SPE of GBP 71 (CHF 159) and GBP 78 (CHF 189) as of December 29, 2002 and December 30, 2001, respectively, in which SPE had sold GBP 53 (CHF 119) and GBP 65 (CHF 158) of undivided interests to the conduit. As of December 29, 2002 and December 30, 2001, the Adecco Group’s retained interest in SPE’s receivable is classified in trade accounts receivable in the Adecco Group’s consolidated financial statements at its face amount of GBP 18 (CHF 40) and GBP 13 (CHF 31) respectively, net of the Adecco Group’s allowance for doubtful accounts of GBP 0.7 (CHF 1.6) and GBP 0.6 (CHF 1.5) on the receivables transferred to the conduit. In addition, SPE has a long-term receivable of GBP 15 (CHF 34) and GBP 20 (CHF 48) as of December 29, 2002 and December 30, 2001, respectively, from the conduit representing the portion of the sold receivables for which the Adecco Group has not yet received cash. The Adecco Group recorded an expense of GBP 2 (CHF 4) and GBP 2 (CHF 5) on sale of the receivables to the conduit during 2002 and 2001 respectively. As of December 29, 2002, the Adecco Group was in compliance with all financial covenants concerning the UK securitisation.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

In October 2000, the Adecco Group terminated an agreement to sell an undivided ownership interest in a continuous revolving pool of certain of its United States trade receivables of up to USD 200 (CHF 328), which had been accounted for as a sale of receivables. Concurrently, the Adecco Group entered into a new agreement to borrow from external sources, on an ongoing basis, an amount secured by certain receivables of US subsidiaries. The new agreement was amended as of the end of March 2002 to replace the external financing by group internal financing. During the period of October 2000 to March 2002, the new agreement was accounted for as a secured borrowing with pledge of collateral under the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Under the new agreement, the receivables and related debt remained and the Adecco Group received a loan from a lending institution. As of December 30, 2001, the loan amounted to USD 291 (CHF 488) and the pledged receivables as security for the related loan amounted to USD 435 (CHF 731). During the period of the new agreement the Adecco Group was exposed to a risk of credit loss related to uncollectible accounts receivable and has provided an allowance for doubtful accounts of USD 6 (CHF 10) as of December 30, 2001. Subsequent to the termination of the agreement, the credit risk is covered in the general allowance for doubtful accounts.

Note 5—Property, Equipment and Leasehold Improvements

	Dec. 29, 2002		Dec. 30, 2001
Land and buildings	CHF	86	CHF	97
Furniture, fixtures and office equipment		216		230
Computer equipment and software		785		758
Leasehold improvements		259		264
		1,346		1,349
Accumulated depreciation		(714)		(614)
	CHF	632	CHF	735

The depreciation expense was CHF 213, CHF 194 and CHF 176 for 2002, 2001 and 2000 respectively.

Note 6—Accounts Payable and Accrued Expenses

	Dec. 29, 2002		Dec. 30, 2001
Accounts payable	CHF	189	CHF	293
Wages and benefits		1,805		1,826
VAT and sales taxes		604		653
Income and other taxes		565		615
Deferred revenue		54		39
Derivatives		8		64
Other		868		819
	CHF	4,093	CHF	4,309

Note 7—Financing Arrangements

Short-term Debt

To support short-term working capital and borrowing requirements, the Adecco Group had available in certain countries in which it operates bank lines of credit of CHF 1,009 and CHF 1,421 and borrowings outstanding of CHF 310 and CHF 975 as of December 29, 2002 and December 30, 2001, respectively. The lines of credit are in various currencies and have various interest rates. The average interest rate of the available lines of credit was 3.0% and 3.4%, as of December 29, 2002 and December 30, 2001, respectively.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Long-term Debt

	Principal		Maturity	Fixed Interest rate	December 29, 2002		December 30, 2001
Multicurrency revolving credit facility	CHF	1,500	2002/2003		CHF	—	CHF	—
Guaranteed notes	EUR	400	2006	6.0%		594		608
Guaranteed convertible notes	EUR	357	2004	1.5%		519		529
Guaranteed notes	USD	200	2006	7.0%		282		336
Bonds	CHF	300	2005	4.0%		300		300
Guaranteed notes	EUR	122	2008	6.0%		177		181
Guaranteed notes	USD	41	2002-2007	7.1%		58		88
Other						31		25
						1,961		2,067
Less current maturities						(21)		(20)
Long-term portion					CHF	1,940	CHF	2,047

In January 2000, the Adecco Group entered into CHF 1,500 of unsecured multicurrency revolving credit facilities consisting of CHF 1,000 revolving credit facility due in 2003 and a one year CHF 500 revolving credit facility. Interest is at LIBOR plus a maximum margin of 0.375% (including a maximum utilisation fee of 0.025%), with a maximum annual commitment fee of 0.1875% and 0.15% on the 3-1/2 year and one-year facilities, respectively, payable on the undrawn portion of each facility. These funds were used to refinance CHF 842 of the Adecco Group debt maturing in February 2000 and to fund, in part, the cash requirements of the Olsten acquisition. In January 2001, the Adecco Group amended the existing agreement of CHF 500 revolving credit facility for another year to expire in 2002. As of December 29, 2002, the Adecco Group had drawn down CHF 134 of the credit line facility in the form of letters of credit.

In March 2001, the Adecco Group Financial Services Ltd, a wholly-owned subsidiary of the Adecco Group issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes are guaranteed by the Adecco Group S.A. on an unsecured and unsubordinated basis.

In connection with the March 2000 Olsten acquisition, the Adecco Group assumed Olsten’s outstanding USD 200 senior notes. Additionally, the Adecco Group assumed Olsten’s outstanding EUR 122 guaranteed notes.

In November 1999, the Adecco Group Finance BV (formerly Meridian BV), a wholly-owned subsidiary of the Adecco Group, issued EUR 360 convertible notes. The notes were redeemable for the principal amount together with accrued interest at the option of the note holder only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totalling EUR 3. The notes are convertible into the Adecco Group shares assuming a share price of CHF 107.24 and an exchange rate of CHF 1.6084 per euro. The remaining balance of the notes is convertible into 5,361,150 shares of Adecco S.A.

In connection with the 1999 Delphi acquisition, the Adecco Group assumed Delphi’s outstanding USD 50 guaranteed senior note. Interest on the note is payable semi-annually and the principal amount of the note became repayable in six equal annual instalments from June 2002.

Under the terms of the various short and long-term credit agreements, the Adecco Group is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 29, 2002, the Adecco Group was in compliance with all financial covenants.

Payments of long-term debt are due as follows:

Fiscal year
2003	CHF	21
2004		541
2005		319
2006		890
2007		13
Thereafter		177
	CHF	1,961

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Note 8—Shareholders’ Equity

Share capital and appropriation of retained earnings

Until April 25, 2002 the Adecco Group’s shareholders’ equity consisted of common shares and participation certificates, each with par value CHF 1.00. Participation certificates entitled the holder to receive dividends, other distributions and liquidation proceeds to the extent such payments were made to the holders of common stock, and were non-voting. As of April 25, 2002, all participation certificates have been converted into common shares on a one-to-one basis.

Included in treasury stock are common shares of 172,818 as of December 29, 2002 and December 30, 2001. Treasury stock is generally reserved to support option exercises under stock option plans.

As of December 29, 2002, 19,000,000 common shares were reserved for issuance in case of special capital market transactions, such as acquisitions.

The Adecco Group had 6,560,330 and 7,082,612 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 29, 2002 and December 30, 2001 respectively. Additionally, 15,400,000 and 5,399,880 common shares were reserved for issuance for financial instruments, such as convertible bonds as of December 29, 2002 and December 30, 2001, respectively.

In May 2002, cash dividends for 2001 of CHF 1.00 per share, totalling CHF 187, were paid. The Adecco Group may only pay dividends out of unappropriated retained earnings disclosed in the annual financial statements of Adecco S.A. (“Holding Company”), prepared in accordance with Swiss law and as approved at the annual general meeting of shareholders. These Holding Company financial statements present unappropriated retained earnings of CHF 1,544 as of December 31, 2002.

For 2002, the Board of Directors of Adecco S.A. will propose a dividend of CHF 0.60 per share for the approval of shareholders at the Annual General Meeting of Shareholders.

Under Swiss law, a minimum of 5% of the net income for the year must be transferred to a general reserve until this reserve equals 20% of the issued share capital. Other allocations to this reserve are also mandatory. The general reserve is an appropriation of retained earnings and is not available for distribution.

Other comprehensive income / (loss)

The components of accumulated other comprehensive income / (loss) are as follows;

	December 29, 2002		December 30, 2001		December 31, 2000
Currency translation adjustment	CHF	(82)	CHF	(75)	CHF (46)
Unrealised gain / (loss) on cash flow hedging activities		(7)		11	—
Minimum pension liability adjustment		(11)		—	—
Other		(1)		(1)	3
Total	CHF	(101)	CHF	(65)	CHF (43)

Note 9—Stock Option Plans

As of December 29, 2002, the Adecco Group had options and tradable options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a rateable basis over one to five years beginning on the day of the grant or one year after the date of grant, and have a contractual life of three to ten years .

Certain options granted under the plans are tradable on the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Adecco Group and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder choses to sell the option on the open market, the options may be held by a non-employee or director of the Adecco Group. The trading and valuation of the tradable options is managed by a Swiss bank.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

During 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment is terminated. During 2002, 1,004,916 options were modified and a compensation cost of CHF 7 was recorded in selling, general and administrative expenses.

Options outstanding are: Options exercisable are:

Exercise Price per Share	Number	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price per Share	Number	Weighted-Average Exercise Price per Share
CHF 17 - 53	1,757,610	3.6	CHF 50	1,507,640	CHF 50
54 - 99	8,144,819	6.6	74	1,742,417	82
100 - 145	4,111.955	4.4	105	3,158,535	104
146 - 191	34,446	4.8	175	34,446	174
192 - 237	20,767	4.6	236	20,767	236
238 - 298	4,971	2.7	285	4,971	285
CHF 17 - 298	14,074,568	5.6	CHF 80	6,468,776	CHF 87

Options exercisable were 4,389,598 and 3,168,500 as of December 30, 2001 and December 31, 2000 respectively.

A summary of the status of the Adecco Group’s stock option plans as of the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, and changes during those years are presented below.

	Number of Shares	Exercise Price per Share	Weighted-Average Exercise Price per Share
Balance, January 2, 2000	6,970,730	CHF 6 - 102	CHF 69

Granted	1,890,092	60 - 315	119
Exercised	(893,900)	6 - 122	53
Forfeited	(291,230)	17 - 298	137
Balance, December 31, 2000	7,675,692	6 - 315	84

Granted	4,693,000	80 - 112	86
Exercised	(786,641)	6 - 315	41
Forfeited	(186,218)	6 - 315	139
Balance, December 30, 2001	11,395,833	CHF 8 - 298	CHF 86

Granted	4,041,250	60 - 110	65
Exercised	(522,282)	8 - 102	41
Forfeited	(736,126)	17 - 298	101
Expired	(104,107)	21 - 102	101
Balance, December 29, 2002	14,074,568	CHF 17 - 298	CHF 80

Exercisable, December 29, 2002	6,468,776	CHF 17 - 298	CHF 87

In connection with the acquisition of Olsten in 2000, the Adecco Group converted 3,726,264 shares of outstanding Olsten stock options to an existing Adecco Group stock option plan. The converted options were adjusted by the exchange ratio of 0.14, which reflected the average closing prices of the Adecco Group common stock, on the Swiss Stock Exchange for the five days immediately preceding the date of acquisition and the average closing prices of the Olsten common stock, on the New York Stock Exchange for the five days immediately preceding the date of acquisition. Pursuant to the acquisition Agreement and Plan of Merger, the converted Olsten options became 100% vested and exercisable on the acquisition date. The fair value of these vested options has been accounted for as additional purchase price, with the corresponding credit to equity.

Note 10—Pension Plans

According to local regulations and practices, the Adecco Group has various pension plans, including defined contribution and both contributory and non-contributory defined benefit plans. In previous years, defined benefit plans were deemed not material and have not been disclosed.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Defined contribution plans

The Adecco Group recorded an expense of CHF 31, CHF 27 and CHF 25 in connection with defined contribution plans in 2002, 2001 and 2000, respectively.

Defined benefit plans

The Adecco Group sponsors four major defined benefit plans, in Japan, Norway, the Netherlands and the United Kingdom. These plans provide benefits primarily based on years of service, level of compensation and are in accordance with local regulations and practices. Plan assets consist primarily of marketable equity securities and fixed income instruments.

The components of net pension expense for the defined benefit plans are:

2002
Service cost	6
Interest cost	4
Expected return on plan assets	(1)
Amortisation and deferral	(1)
Net periodic benefit cost (major plans)	8
Other plans	1
Net periodic benefit cost	9

For all major defined benefit plans the following table provides a reconciliation of the changes in the benefit obligations, the change in fair value of assets and the funded status as of December 29, 2002:

2002

Projected benefit obligation beginning of year	76
Service cost	6
Interest cost	4
Actuarial (gain) / loss	1
Plan amendements	1
Benefits paid	(1)
Foreign currency translation	(4)

Projected benefit obligation end of year	83
Plan assets, beginning of year	63
Actual return of assets	1
Employer contribution	8
Benefits paid	(1)
Foreign currency translation	(3)
Plan assets, end of year	68
Funded status of the plan	(15)
Unrecognised actuarial loss	10
Unamortised prior service cost	(1)
Unrecognised transition amount	(1)
Net amount recognised	(7)

The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases.

The total PBO for plans with a PBO in excess of the fair value of plans assets as of December 29, 2002 was CHF 36, the fair value of the plan assets were CHF 16.

The measure of whether a pension plan is under funded for financial accounting purposes is based on a comparison of the ABO to the fair value of plan assets and amounts accrued for such benefits in the balance sheet. The ABO is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases. Certain of the Adecco Group’s pension plans have ABO’s that exceed the fair value of plan assets. The aggregated ABO of those plans are CHF 36 and the fair value of the plan assets of those plans is CHF 16.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

The amounts recognised in the consolidated balance sheet as of December 29, 2002, are:

2002
Prepaid benefit cost	5
Accrued benefit liability(1)	(12)
Accumulated other comprehensive loss	11
Minimum pension liability	(11)
Total net amount recognised	(7)

The weighted-average actuarial assumptions are:

2002
Discount rate	5.7%
Rate of increase in compensation levels	4.4%
Expected long-term rate of return on plan assets	6.6%

Note 11—Income Taxes

The Adecco Group is incorporated in Switzerland but operates in various countries with differing tax laws and rates. A substantial portion of the Adecco Group’s income from continuing operations and its provision for income taxes are generated primarily outside of Switzerland. Since the Adecco Group operates worldwide, the weighted-average effective tax rate will vary from year to year according to the source of earnings by country. In 2002, net income before income tax in Switzerland totalled CHF 461 and foreign source income amounted to CHF 34. The expected effective tax rate is calculated by using operating pre-tax income or loss in each country in which the Adecco Group operates multiplied by that country’s applicable statutory tax rate. The provision for income taxes on continuing operations consists of the following for the fiscal years:

	2002		2001		2000
Current provision
Domestic	CHF	23	CHF	24	CHF	26
Foreign		167		314		440
	CHF	190	CHF	338	CHF	466
Deferred provision / (benefit)
Domestic	CHF	5	CHF	11	CHF	(8)
Foreign		(54)		(95)		(193)
	CHF	(49)	CHF	(84)	CHF	(201)

Total	CHF	141	CHF	254	CHF	265

The deferred tax benefit includes the tax effected benefit of current period losses of CHF 75, CHF 41 and CHF 0 in 2002, 2001 and 2000, respectively.

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

	December 29, 2002		December 30, 2001
Net operating loss carry forward	CHF	302	CHF	134
Tax credits		165		136
Depreciation		15		62
Deferred compensation and accrued employee benefits		68		83
Accrued expenses		120		108
Financial amortisation in excess of tax amortisation		155		182
Other		87		53
Gross deferred tax assets		912		758
Valuation allowance		(265)		(159)
Deferred tax assets	CHF	647	CHF	599
Depreciation		(40)		—
Deferred compensation and accrued employee benefits		(7)		—
Accrued expenses		(7)		—
Financial amortisation in excess of tax amortisation		(15)		—
Other		(20)		(3)
Deferred tax liabilities		(89)		(3)
Deferred tax assets net of deferred tax liabilities	CHF	558	CHF	596

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Management’s assessment of the realisability of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is used to reduce deferred tax assets to a level which, more likely than not, will be realised. The valuation allowances on deferred tax assets of foreign and domestic operations increased by CHF 106. The increase in 2002 is attributable to current year losses of CHF 59, losses and assets acquired with jobpilot of CHF 43, and prior years’ losses and assets recorded for the first time of CHF 29, offset by a decrease of CHF 25 as a result of fluctuations in exchange rates. In future periods, depending on financial statement results, management’s estimate of the amount of the deferred tax assets considered realisable may change, and hence the valuation allowances may increase or decrease.

As of December 29, 2002 and December 30, 2001 the valuation allowance related to deferred tax assets acquired in business combinations were CHF 107 and CHF 77 respectively. In the event that a change in circumstance supported the reversal of that portion of the valuation allowance, the goodwill recorded at the time of the acquisitions would be reduced.

Other current assets include current deferred tax assets of CHF 161 and CHF 205 as of December 29, 2002 and December 30, 2001 respectively. Other long-term assets include CHF 425 and CHF 394 of net deferred tax assets as of December 29, 2002 and December 30, 2001 respectively.

As of December 29, 2002 and December 30, 2001, the Adecco Group had approximately CHF 854 and CHF 355 in net operating loss carry forwards. Some of these losses expire over time and have other restrictions on usage. The largest tax losses are in the United States and Germany and equal CHF 551 and CHF 334 as of December 29, 2002 and December 30, 2001 respectively. Those losses begin to expire in 2012. Tax credits are predominately related to the United States operations and begin to expire in 2004.

The difference between the provision for income taxes and the weighted-average rate is reconciled as follows for the fiscal years:

	2002	2001		2000
Income at weighted-average rate	CHF 171	CHF	(62)	CHF (64)
Items taxed at other than weighted-average rate	(102)		(57)	—
Non-deductible goodwill amortisation	—		231	297
Non-deductible expenses	19		3	4
Valuation allowance change	59		78	24
Adjustment to deferred tax assets due to rate changes	(6)		49	—
Other	—		12	4
Total provision for income taxes	CHF 141	CHF	254	CHF 265

The tax rate was calculated by aggregating the products of pre-tax operating income / (loss) in each country in which the Adecco Group operates multiplied by the country’s statutory income tax rate. The current year tax provision includes non-refundable withholding taxes on cross-border intercompany transactions such as management fees, royalties, interest and dividends. Deferred income tax liabilities have not been recorded for the withholding tax and other taxes that would be payable on the un-remitted earnings of certain subsidiaries, as such amounts are considered to be permanently reinvested. It is not practicable to estimate the amount of unrecognised deferred tax liabilities for these undistributed foreign earnings. Due to the introduction of SFAS No. 142 in 2002, the tax expense in the years presented are not comparable.

Note 12—Commitments and Contingencies

Commitments

The Adecco Group leases facilities under operating leases, certain of which require payment of property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Adecco Group’s option and usually include escalation clauses linked to inflation.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Future minimum annual lease payments (net of proceeds to be received under sub-leasing agreements) are as follows :

Fiscal year
2003	CHF	238
2004		192
2005		149
2006		119
2007		96
Thereafter		134
	CHF	928

Total rent expense under operating leases amounted to CHF 256, CHF 231, and CHF 149 during 2002, 2001, and 2000, respectively.

Contingencies

The Adecco Group is involved in various legal actions and claims. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material adverse effect on the Adecco Group’s financial position or results of operations.

Note 13—Restructuring

Olsten acquisition

In connection with acquisitions in 2000, primarily Olsten, the Adecco Group committed to restructuring plans which resulted in a pre-tax charge to net income in 2000 of CHF 65. Only CHF 36 of this amount was charged to the restructuring reserve. Additional restructuring reserves of CHF 93 were accrued as part of the purchase price and were allocated to goodwill. The total restructuring reserves of CHF 129 included CHF 57 for employee reductions, CHF 20 for remaining lease commitments on abandoned facilities, and CHF 52 for branch closure and other costs. As part of the restructuring plans, the Adecco Group reduced its workforce by approximately 1,100 positions, including approximately 700 positions in North America and 400 positions in the rest of the world, consisting primarily of administrative and sales and marketing personnel. Approximately 60, 160 and 860 positions were eliminated during 2002, 2001 and 2000, respectively. During 2001, additional restructuring reserves of CHF 28, including CHF 15 for employee termination, CHF 5 for remaining lease commitments and CHF 8 for branch closure and other costs, were accrued as a purchase price adjustment and recorded against goodwill.

	Employee reductions		Remaining lease commitments on abandoned facilities		Branch closure and other costs		Total restructuring reserve
Restructuring reserve January 2, 2000	CHF	6		CHF 5	CHF	6	CHF	17
Net additions to restructuring reserve charged to net income(1)		19		10		7		36
Net additions to restructuring reserve charged to goodwill(2)		32		9		44		85
Cash payments		(40)		(13)		(12)		(65)
Restructuring reserve December 31, 2000	CHF	17	CHF	11	CHF	45	CHF	73
Net additions to restructuring reserve charged to goodwill		15		5		8		28
Cash payments		(28)		(10)		(35)		(73)
Restructuring reserve December 30, 2001	CHF	4	CHF	6	CHF	18	CHF	28
Cash payments		(3)		(4)		(4)		(11)
Restructuring reserve December 29, 2002	CHF	1	CHF	2	CHF	14	CHF	17

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

The components of the remaining restructuring reserve as of December 29, 2002 are as follows:

	Employee reductions		Remaining lease commitments on abandoned facilities		Branch closure and other costs		Total restructuring reserve
Closing balance Olsten acquisition		—		1		11		12
Closing balance other acquisitions		1		1		3		5
Total closing balance	CHF	1	CHF	2	CHF	14	CHF	17

(1)	In connection with acquisitions in 2000, the Adecco Group committed to restructuring plans which resulted in a pre-tax charge to net income of CHF 65. Of this balance, only CHF 36 was charged to the restructuring reserve. The remaining CHF 29 related to the write-down of software and other fixed assets.
(2)	In connection with acquisitions in 2000, restructuring costs of CHF 93 were accrued and recorded against goodwill. In addition, restructuring costs of CHF 8 recorded in connection with the 1999 acquisition of Delphi, were reversed during the year, resulting in total net additions to goodwill in 2000 of CHF 85.

Note 14—Financial Instruments and Derivatives

Risk and use of derivative instruments

The Adecco Group conducts business and funds its subsidiaries in various countries and currencies and is therefore exposed to the effects of changes in foreign currency exchange rates, mainly the US dollar, the euro, the British pound and the Japanese yen. The Adecco Group also issues bonds, commercial paper and short, medium and long-term notes in various currencies.

In order to mitigate the impact of currency exchange rate fluctuations, the Adecco Group assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. In connection with interest rate management, the Adecco Group enters into interest rate swap agreements. The main objective of holding derivative instruments is to minimise volatility of earnings and cash flows. The responsibility of assessing exposures as well as of entering into and managing derivative instruments is centralised in the group treasury department. The activities of the group treasury department are covered by corporate polices and procedures approved by the Board, which specifically prohibits the use of derivative instruments for trading and speculative purposes. Senior Management approves the hedging strategy and monitors the underlying market risks.

Fair value of financial instruments

The following table shows the carrying amount and the fair value of financial instruments:

	December 29, 2002				December 30, 2001
	Carrying value		Fair value		Carrying value		Fair value
Financial instruments other than derivative instruments
Assets:
Cash and cash equivalents	CHF	309	CHF	309	CHF	552	CHF	552

Current liabilities:
Short-term debt		331		331		995		995
Non-current liabilities:
Long-term debt		1,940		1,969		2,047		2,107

Derivative instruments
Current assets:
Foreign currency contracts	CHF	60	CHF	60	CHF	—	CHF	—
Non-current assets;
Swaps (interest rate and cross currency interest rate)		67		67		8		8

Current liabilities:
Foreign currency contracts		—		—		42		42
Other		5		5		14		14
Non-current liabilities:
Swaps (interest rate and cross currency interest rate)		51		51		57		57

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

The Adecco Group uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

Cash equivalents

The carrying amount approximates the fair value because of the short maturity of those instruments.

Short-term debt

The carrying amount approximates the fair value because of the short maturity of those instruments.

Long-term debt

The fair value of the Adecco Group’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. See Note 7 for details on debt instruments.

Interest rate and cross currency interest rate swaps

The fair value for interest rate and cross currency interest rate swaps is calculated by using the present value of future cash obtained upon quoted market information.

Foreign currency contracts

The fair value is calculated by using the market values of future cash flows obtained from financial institutions.

Other instruments

The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges

The Adecco Group has entered into various interest rate swaps and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt. The main currency exposures being hedged are the euro and the US dollar.

Cross-currency interest rate swap agreements which contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts have original contract periods ranging from one to ten years and expire on various dates ending in 2007. Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as interest expense. There was no significant net gain or loss recognised during 2002 or 2001 respectively in connection with the fair value hedging activities.

There was no significant gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

Upon adoption of SFAS No. 133 in 2001, the Adecco Group recognised a gain of CHF 4 after tax as a cumulative effect of change in accounting principle relating to previously unrecognised fair value hedges.

Cash flow hedges

The Adecco Group has entered into cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposures being hedged are the euro and US dollar exposures against the Swiss Franc.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency, as well as certain foreign currency contracts in place to hedge the funding of foreign subsidiaries, are designated as cash flow hedges. The contracts outstanding have an original contract period of up to 5 years and expire in 2006.

Net gains and losses on the derivative instruments that are designated and qualifying as cash flow hedges, are reported in a separate component of accumulated other comprehensive income / (loss) to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings, in the same period as the hedged items affect earnings.

In connection with the cash flow hedging activities, during 2002 the Adecco Group recorded a net loss of CHF 18 and in 2001 a net gain of CHF 11 in other comprehensive income. There was no significant ineffectiveness relating to cash flow hedges during 2002 and 2001.

Non-hedge activities

The Adecco Group has entered into certain forward foreign currency contracts and interest rate swap agreements that are not designated or do not qualify as hedges under SFAS No. 133. Specifically, forward foreign currency contracts are used to hedge the net exposure of short-term subsidiary funding advanced in the local operations functional currency. These contracts are entered into in accordance with the written treasury policies and procedures and are not entered into for trading or speculative purposes. Gains and losses on these contracts are recognised in earnings, as interest expense.

In 1992, a subsidiary of the Adecco Group issued a perpetual debt that was subsequently restructured under a Structured Finance Agreement (“the arrangement”). To reduce foreign currency exchange and interest rate exposures relating to the payments under the arrangement, various interest rate and cross-currency interest rate swaps were entered into. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement, which calls for periodic variable payments to a third party, was considered as debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative and as such, the value of the payments under the arrangement and the related swap transactions, have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis to earnings, as interest expense. The adoption of SFAS No. 133 in 2001 resulted in the recognition of a loss of CHF 12 after tax, which was recorded as a cumulative effect of change in accounting principle. The fair value of the arrangement as of December 29, 2002 is CHF 51. The fair value as of December 30, 2001 was CHF 72 and was reclassified from long-term debt to other liabilities. The arrangement calls for the Adecco Group to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary.

Credit risk concentration

Financial instruments that potentially expose the Adecco Group to concentrations of credit risk consist principally of cash investments, trade accounts receivable and derivative financial instruments. The Adecco Group places its cash investments in major financial institutions throughout the world, which management assesses to be of high credit quality. Credit risk, with respect to trade accounts receivable, is dispersed due to the international nature of the business, the large number of customers and the diversity of industries serviced. The Adecco Group’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost effective, utilises credit insurance. To minimise counterparty exposure on derivative instruments, the Adecco Group enters into derivative contracts with several large multinational banks and limits the notional amount of exposure with each counterparty.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Note 15—Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

	Net Income / (Loss)	Weighted- average Shares	Earnings Per Share
2002:
Basic	354	186,527,178	1.90
Convertible debt interest (net of tax)	9	5,361,150
Effect of dilutive options	—	1,580,795
Diluted	363	193,469,123	1.88

2001:
Basic and Diluted	(427)	185,880,663	(2.30)

2000:
Basic and Diluted	(428)	183,735,340	(2.33)

In 2001 and 2000 there was no differences between the basic and diluted weighted-average number of common shares as Adecco had a net loss and all potentially dilutive securities were anti-dilutive. Incremental shares of 8,607,016, 12,829,700 and 12,186,850 in 2002, 2001 and 2000, respectively were excluded from the computation of diluted net income per share as the effect was anti-dilutive.

Note 16—Segment Reporting

In October 2001, the Adecco Group announced a change in its organisational and management structure, creating three operating segments (divisions). Subsequently during 2002, management decided to present four divisions. In accordance with SFAS No. 131, the Adecco Group changed its reporting segments to be in alignment with its new internal structure. Segment information for prior periods has been restated to conform to the new presentation.

The Adecco Group’s four segments are:

Staffing Services Division:    Providing mainstream staffing services including temporary staffing and permanent placement.

Professional Staffing and Services Division:    Providing highly qualified specialised temporary and permanent placement focused primarily on the finance and accounting, and information technology segments. Additionally, providing special expertise including project management and other management consulting services.

Career Services Division:    Providing executive search services and employee out-placement assistance.

e-HR Services Division:    Providing on-line recruitment services.

The Adecco Group evaluates the performance of its reportable segments based on adjusted operating income which is defined as the amount of net income / (loss) before cumulative effect of change in accounting principle, interest, income taxes, amortisation of goodwill and other intangibles, restructuring and other non-operating expenses, net. Certain corporate costs are allocated based on gross margin .

Approximately 93.8%, 93.7% and 94.7% of the Adecco Group’s net service revenues in 2002, 2001 and 2000, respectively were related to temporary staffing. The remaining portion relates to permanent placements and other services.

Adecco S.A.

Notes to Consolidated Financial Statements—as of December 29, 2002—(Continued)

In millions, except share and per share amounts

Segment information by operating division are as follows:

	Staffing Services		Professional Staffing and Services		Career Services		e-HR services(1)		Total
2000
Net service revenues	CHF	22,768	CHF	3,571	CHF	289	CHF	—	CHF	26,628
Operating income before amortisation and restructuring cost		918		265		54		—		1,237
Depreciation and amortisation		1,084		180		21		—		1,285
Capital expenditures		292		49		10		—		351
Segment assets		8,996		1,471		186		—		10,653
Long-lived assets(2)		719		152		23		—		894
2001
Net service revenues	CHF	23,538	CHF	3,271	CHF	438	CHF	—	CHF	27,247
Operating income before amortisation and restructuring cost		876		179		124		—		1,179
Depreciation and amortisation		1,069		207		24		—		1,300
Capital expenditures		238		46		13		—		297
Segment assets		7,962		1,143		218		—		9,323
Long-lived assets(2)		794		118		37		—		949
2002
Net service revenues	CHF	22,119	CHF	2,510	CHF	436	CHF	21	CHF	25,086
Operating income before amortisation and restructuring cost		509		37		125		(9)		662
Depreciation and amortisation		180		29		7		5		221
Capital expenditures		122		18		6		8		154
Segment assets		6,985		985		389		101		8,460
Long-lived assets		665		80		47		15		807

(1)	Prior to the acquisition of jobpilot AG, there were only three operational segments presented

Reconciliation to net income / (loss):

	2002		2001		2000
Operating income before amortisation and restructuring cost	CHF	662	CHF	1,179	CHF 1,237
Interest expense, net		(147)		(210)	(220)
Other non-operating expenses, net		(12)		(27)	—
Provision for income taxes		(141)		(254)	(265)
Income applicable to minority interest		—		(1)	(6)
Restructuring costs		—		—	(65)
Amortisation of goodwill and other intangibles		(8)		(1,106)	(1,109)
Cumulative effect of change in accounting principle		—		(8)	—
Net income / (loss)	CHF	354	CHF	(427)	CHF (428)

Segment information by geographical areas are as follows:

	North America(3)		Europe(4,5)		Asia Pacific		Rest of World(6)		Total
Net service revenues
2000	CHF	7,986	CHF	15,713	CHF	2,282	CHF	647	CHF	26,628
2001		7,559		16,473		2,424		791		27,247
2002		6,652		15,364		2,391		679		25,086
Long-lived assets(2)
2000	CHF	309	CHF	513	CHF	60	CHF	12	CHF	894
2001		322		541		76		10		949
2002		225		498		78		7		807

(2)	Long-lived assets include all non-current assets except deferred taxes and goodwill, net
(3)	Consists primarily of operations in the United States
(4)	Consists primarily of operations in France, United Kingdom, Belgium, Germany, Italy, The Netherlands, Spain and Switzerland
(5)	Includes France net service revenues of CHF 8,424, CHF 9,105 and CHF 8,959 and long-lived assets of CHF 174, CHF 161 and CHF 111 in 2002, 2001 and 2000 respectively
(6)	Consists of operations in Latin America and Other

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ADECCO SA:

We have audited the accompanying consolidated balance sheet of Adecco SA (the “Company”) as of December 29, 2002, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 18(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of Adecco SA as of December 30, 2001 and for the years ended December 30, 2001 and December 31, 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated February 5, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adecco SA at December 29, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic 2002 financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective December 31, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

As discussed above, the financial statements of Adecco SA, as of December 30, 2001, and for the years ended December 30, 2001 and December 31, 2000, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (“Statement”) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of December 31, 2001. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 and 2000 included (a) agreeing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net loss, and the related net income (loss) per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

Zurich, February 4, 2003

ERNST & YOUNG Ltd.

/S/ MIKE SILLS	/S/ DARREN P. DOWNS
Mike Sills	Darren P. Downs
Chartered Accountant (in charge of the audit)	Chartered Accountant

NOTE:  THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN S.A. (A FOREIGN ASSOCIATED FIRM OF THE SECURITIES AND EXCHANGE COMMISSION PRACTICE SECTION OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS) (“ANDERSEN”) IN CONNECTION WITH THE ADECCO S.A. FORM 20-F FILING FOR THE FISCAL YEAR ENDED DECEMBER 30, 2001. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS PURSUANT TO THE “TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS,” ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS, WHICH ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 30, 2001 AND DECEMBER 31, 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ANDERSEN IN CONNECTION WITH THIS FILING ON FORM 20-F.

Report of the Group Auditors to the General Meeting of Adecco SA, Cheserex

As auditors of the group, we have audited the Consolidated Financial Statements, (Consolidated Balance Sheets as of December 30, 2001 and December 31, 2000, Consolidated Statements of Operations, Cash Flows, Changes in Shareholders’ Equity and Notes pages 8 to 24) of Adecco SA for the three years ended December 30, 2001.

These Consolidated Financial Statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the profession in Switzerland and in accordance with auditing standards generally accepted in the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall Consolidated Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America, and comply with Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

ARTHUR ANDERSEN SA

/S/ MIKE SILLS	/S/ JANE MOVERLEY
Mike Sills	Jane Moverley

Lausanne, February 5, 2002

ADECCO S.A.

VALUATION AND QUALIFYING ACCOUNTS

(in millions)

Description	Balance at Beginning of Year	Provisions Charged to Earnings	Write- Offs	Currency Translation Adjustments	Balance at End of Year
Allowance for doubtful accounts:
Fiscal year ended:
December 29, 2002	169	131	(125)	(10)	165

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADECCO S.A. (Registrant)

Date: June 19, 2003	By:	/s/ JÉRÔME CAILLE
	Name:	Jérôme Caille
	Title:	Chief Executive Officer

Date: June 19, 2003	By:	/s/ FELIX A. WEBER
	Name:	Felix A. Weber
	Title:	Senior Vice President and Chief Financial Officer

CERTIFICATIONS

I, Jérôme Caille,Chief Executive Officer of Adecco S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of Adecco S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ JÉRÔME CAILLE
Jérôme Caille Chief Executive Officer

Date:  June 19, 2003

CERTIFICATIONS

I, Felix A. Weber, Senior Vice President and Chief Financial Officer of Adecco S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of Adecco S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ FELIX A. WEBER
Felix A. Weber Chief Financial Officer

Date:  June 19, 2003