Form 20-F
period 2003-12-28
ADECCO SA
filed 2004-06-28
CIK 931496

As filed with the Securities and Exchange Commission on June 28, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 28, 2003.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 0-25004

Adecco S.A.

(Exact name of Registrant as specified in its charter)

Adecco S.A.

(Translation of Registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organisation)

1275 Chéserex

Switzerland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depository Shares	New York Stock Exchange
Common Shares, par value CHF 1.00 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

*	Not for trading, but only in connection with the registration of American Depository Shares (“ADSs”) representing the Common Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Outstanding at December 28, 2003
Common Shares, par value CHF 1.00 per share	186,989,728

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

CERTAIN DEFINITIONS AND CONVENTIONS

Adecco S.A. is a Swiss corporation and is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as the “Adecco Group” unless the context indicates otherwise. The Adecco Group’s Consolidated Financial Statements included in Item 18 — “Financial Statements” in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles, referred to as “U.S. GAAP”.

Corporate governance disclosure reflects the requirements of the Directive on Information Relating to Corporate Governance, issued by the Swiss Stock Exchange and entered into force on July 1, 2002 and the Adecco Group’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance of March 2002. In this report the Adecco Group discloses its corporate governance numbers as of December 31, 2003. However, all financial information of the Adecco Group’s Consolidated Financial Statements is presented for the years ended December 28, 2003, December 29, 2002 and December 30, 2001. Unless otherwise indicated, all information provided in this Annual Report is reported as of December 28, 2003.

All financial amounts are stated in millions, except share and per share amounts, or as indicated otherwise.

In 2003 the Adecco Group changed its reporting currency from Swiss franc to Euro and recast prior periods for comparative purposes. The change in reporting currency reflects the significance of the Adecco Group operations in Euro. For the year ended December 28, 2003, 51% of the Adecco Group revenues were generated in the Euro zone countries.

Adecco S.A.’s share capital is denominated in Swiss francs, and the Adecco Group will continue to declare and pay dividends in Swiss francs. The Swiss franc will also remain the currency of stock option grants since it is the functional currency of the issuing entity.

PRESENTATION OF MARKET SHARE INFORMATION

The Adecco Group uses certain market share information within “Item 4. Information on the Company” of this Annual Report which is drawn from independent third party sources. Our estimates of market share and market size in this Annual Report are derived from public disclosure, industry and trade publications and reports prepared by third parties, which we believe to be reliable but have not independently verified; in certain cases, adjustments are made based on management’s industry and other experience.

These sources are set forth below:

Division or Geographical Segment	Source of Market Information
Staffing Services Division	ING Financial Markets report, March 2004
France	SETT – Syndicat des Entreprises du Travail Temporaire
United Kingdom	Recruitment International, December 2003
Italy	Italian newspaper “24-Ore” of January 22, 2004
Spain	Asociación de Grandes Empresas de Trabajo Temporal (Association of Main Temporary Staffing Companies in Spain)
Switzerland	Secrétariat d’Etat à l’Economie (State Secretariat for Economic Affairs in Switzerland)
The Netherlands	ABU (Federation of Dutch Staffing companies)
Germany	Führende Zeitarbeits und Personaldienstleistungs-Unternehmen in Deutschland 2004
Belgium	Fédération des Partenaires de l’Emploi (Federation of Temporary Staffing Companies in Belgium)
North America	ASA (American Staffing Association) and Statistic Canada data
Australia	Australian Bureau of Statistics
Japan	Yano Research Institute Ltd

DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements and information relating to the Adecco Group that are based on information available to management of the Adecco Group as of the date of the release of this Annual Report. These statements reflect the current views of management of the Adecco Group with respect to future events and are not a guarantee of future performance. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Adecco Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Various factors could cause actual results or performance to differ materially from the expectations reflected in these forward-looking statements. These factors include, among others:

•	the outcome of investigations by governmental agencies or stock exchanges;

•	the impact and result of any litigation (including private class action litigation);

•	any adverse developments in existing commercial relationships, disputes or legal proceedings;

•	volatility of Adecco S.A.’s stock price;

•	intense competition in the markets in which the Adecco Group competes;

•	the Adecco Group’s ability to successfully implement its growth and operating strategies;

•	changes in the Adecco Group’s ability to attract and retain qualified temporary personnel;

•	the pace of economic recovery in various regions and changes in economic condition and the demand for temporary staffing;

•	fluctuations in interest rates or foreign currency exchange rates;

•	changes in the law or governing regulations in the countries in which the Adecco Group operates;

•	instability in domestic and foreign financial markets;

•	changes in the corporate rating or the rating of the Adecco Group’s debt;

•	ability to obtain commercial credit or access the capital markets;

•	failure or inability to comply with any of the covenants contained in the Adecco Group’s debt instruments;

•	changes in general political, economic and business conditions in the countries or regions in which the Adecco Group operates; and,

•	negative reactions from the Adecco Group’s stockholders, creditors, customers or vendors with respect to any of the foregoing matters.

Terms and phrases such as “expect”, “anticipate”, “intend”, “plan”, “predict”, “may”, “project”, “could”, “will”, “believe”, “seek”, “estimate”, and similar expressions identify forward-looking statements. Undue reliance should not be placed on these forward-looking statements. The Adecco Group assumes no obligation to update any such forward-looking statements.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

The following selected financial data are derived from consolidated financial statements of Adecco S.A. The consolidated financial statements for the years ended December 28, 2003 and December 29, 2002 have been audited by Ernst & Young Ltd., independent auditors. The financial statements for the three years ended December 30, 2001 have been audited by other independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes, Item 5 — “Operating and Financial Review and Prospects”, and other financial information included herein.

Adecco S.A.’s consolidated financial data includes the operating results of the Adecco Group. The operating results of acquisitions have been included since the date of acquisition as follows:

•	In 2002, the operating results of jobpilot have been included beginning May 2002;

•	In 2000, the operating results of Olsten have been included beginning April 2000; and,

•	In 1999, the operating results of Delphi have been included beginning April 1999 and operating results of Career Staff have been included beginning May 1999.

	2003	2002	2001	2000(5)	1999(5)
	(in millions EUR, except for share and per share amounts)
Statement of Operations Data:
Net service revenues	16,250	17,098	18,034	17,091	11,542
Operating income(1)	505	446	48	40	81
Cumulative effect of change in accounting principle(2) (3)	(3)	—	(5)	—	—
Net income (loss)	305	242	(282)	(275)	(109)
Per Share Data:
Net income (loss) per share (EUR)	1.63	1.30	(1.52)	(1.50)	(0.63)
Diluted net income (loss) per share (EUR)	1.61	1.28	(1.52)	(1.50)	(0.63)
Cash dividends declared per common share (CHF)	0.60	1.00	1.00	0.84	0.70
Cash dividends declared per common share (EUR)(4)	0.40	0.68	0.65	0.54	0.52
Balance Sheet Data (at period end):
Total assets	6,306	5,820	6,293	6,994	4,943
Net assets	1,547	1,339	1,206	1,570	1,495
Long-term debt, less current maturities	1,479	1,335	1,382	1,673	1,174
Capital stock	3,026	2,674	2,588	3,243	2,669
Basic weighted-average common shares	186,744,214	186,527,178	185,880,663	183,735,340	172,128,580
Diluted weighted-average common shares	195,777,267	193,469,123	185,880,663	183,735,340	172,128,580

(1)	Operating income in 2001, 2000 and 1999 includes amortisation of goodwill.
(2)	As of the first day of fiscal year 2001, the Adecco Group adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The adoption resulted in a cumulative transition adjustment of EUR 5 after-tax charge to earnings.
(3)	As of the first day of fiscal year 2003, the Adecco Group adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. The adoption resulted in a cumulative adjustment, of EUR 3 after-tax charge to earnings.
(4)	Cash dividends are declared in Swiss franc and translated to Euro at the approximate rate applicable at the time of the transaction.
(5)	For convenience, the fiscal years 2000 and 1999 assets and liabilities were translated from Swiss francs into Euros at the year end rates of CHF 1.52 to EUR 1, and CHF 1.61 to EUR 1, respectively, and for revenues and expenses at year average exchange rates of CHF 1.56 to EUR 1, and CHF 1.60 to EUR 1.

Exchange Rates

The table below sets forth the average, high, low and period-end noon buying rate in New York for cable transfers payable in foreign currencies for Euros expressed in U.S. dollars per Euro:

	Period End	Average(1)	Low	High
	(USD per EUR 1.00)
Year
1999	1.01	1.06	1.00	1.18
2000	0.94	0.92	0.83	1.03
2001	0.89	0.89	0.84	0.95
2002	1.05	0.95	0.86	1.05
2003	1.26	1.14	1.04	1.26
Months
2003
July	1.12		1.12	1.16
August	1.10		1.09	1.14
September	1.17		1.08	1.17
October	1.16		1.16	1.18
November	1.20		1.14	1.20
December	1.26		1.20	1.26
2004
January	1.25		1.24	1.29
February	1.24		1.24	1.28
March	1.23		1.21	1.24
April	1.20		1.18	1.24
May	1.22		1.18	1.23

(1)	Represents the average of the noon buying rate in New York for cable transfers payable in foreign currencies for Euro on the last business day of each month during the relevant year.

The noon buying rate in New York for cable transfers payable in foreign currencies for EUR expressed in U.S. dollars on June 18, 2004 was 1.21 per Euro.

Risk Factors

Risks Relating to Recent Developments

There are certain material weaknesses and significant deficiencies in the internal controls of the Adecco Group and the failure to remedy these matters in a timely manner could adversely affect it.

Certain material weaknesses and significant deficiencies in the internal controls of the Adecco Group have been identified. The Adecco Group is committed to, and is actively engaged in, remedying these matters. See Item 15 — “Controls and Procedures”, in this Annual Report. The failure to implement, or delays in implementing, the improvements necessary to remedy these matters could adversely affect the timeliness and cost of future audits of the consolidated financial statements of the Adecco Group or the ability of the Adecco Group to provide reliable financial information to the market on a timely basis and to comply with the financial reporting requirements under applicable governmental and stock exchange rules and debt instruments.

Results of pending class action lawsuits and regulatory investigations could have a material adverse effect on the Adecco Group’s financial condition, results of operations and cash flows.

Following the Adecco Group’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, eight class action lawsuits were commenced in the United States against Adecco S.A. and certain of its current and former directors and officers alleging violations of Sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934 (the “Exchange Act”) in connection with public disclosures made by the Adecco Group between March 2000 and January 2004 regarding its earnings and operating results. The class action lawsuits, which have been consolidated, seek an unspecified amount of damages on behalf of purchasers of Adecco S.A.’s securities. In addition, following the announcement, the United States Securities and Exchange Commission (the “SEC”), the United States Department of Justice, the SWX Swiss Stock Exchange and the Swiss Federal Banking Commission commenced investigations into various matters. See Item 8 — “Financial Information—Legal Proceedings”, in this Annual Report.

The Adecco Group is cooperating fully with these investigations and intends to defend vigorously the class action lawsuits (in which there has been little activity to date). The Adecco Group cannot predict when these investigations or class action lawsuits will be completed or the likely outcome of any of these matters. It is possible that they could lead to civil enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees against the Adecco Group, and that, as a result, the Adecco Group could be required to pay fines, damages or other payments, consent to injunctions, lose the ability to conduct business with government instrumentalities, indemnify various current and former directors and officers and other parties, or suffer other penalties, certain of which could have a material adverse effect on the Adecco Group’s financial condition, results of operations or cash flows. The Adecco Group will expense the cost of the investigations and defending the class action lawsuits as incurred as required under U.S. GAAP; accordingly, there is no provision for these matters in the 2003 consolidated financial statements.

Further downgrading of the Adecco Group’s credit ratings could make it more difficult and expensive for the Adecco Group to finance its operations and its future operating income could be diminished as a result.

The Adecco Group has had a credit rating from Moody’s and Standard & Poor’s (“S&P”) since November 1999. As of December 28, 2003, the Adecco Group had an S&P rating of BBB+ and a Moody’s rating of Baa2. Following the Adecco Group’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, S&P and Moody’s downgraded the credit ratings to BBB- and Baa3, respectively. In April 2004, S&P and Moody’s again downgraded the credit ratings to BB+ and Ba1, respectively.

These downgrades, as well as the issues announced by the Adecco Group on January 12, 2004, and the related events, may have significantly restricted the Adecco Group’s access to the capital markets. While none of the Adecco Group’s credit facilities or other debt instruments contain direct events of default that are triggered by such credit downgrades, additional downgrades by a rating agency could exacerbate liquidity concerns, increase the Adecco Group’s costs of borrowing, result in its being unable to secure new financing or affect its ability to make payments on outstanding debt instruments and comply with other existing obligations, which could have a material adverse effect on the Adecco Group’s financial condition, results of operations and liquidity.

Risks Relating to the Business of the Adecco Group

In an economic downturn, companies may use fewer temporary employees, which could materially adversely affect the Adecco Group.

Demand for personnel services is sensitive to changes in the level of economic activity. For example, when economic activity begins to increase, temporary employees are often added before full-time employees are hired. During expansions, there is also increased competition among temporary services firms for qualified temporary personnel. As economic activity slows down, companies tend to reduce their use of temporary employees before undertaking layoffs of their regular employees, resulting in decreased demand for temporary personnel. A significant economic downturn, particularly in France or North America where the Adecco Group collectively derived 59% of its 2003 revenues, could have a material adverse effect on the Adecco Group’s results of operations, financial condition and liquidity.

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

The Adecco Group’s success depends upon its ability to attract and retain qualified temporary personnel.

The Adecco Group depends upon its ability to attract and retain temporary personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. The Adecco Group must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional skills or special industry know-how may be expected in periods of high demands for these individuals. There can be no assurance that qualified personnel will continue to be available to the Adecco Group in sufficient numbers and on terms of employment acceptable to the Adecco Group. The Adecco Group’s success will depend on its ability to recruit qualified temporary personnel and retain them.

If the Adecco Group loses its key personnel, its business may suffer.

The Adecco Group’s operations are dependent on the continued efforts all of its executive officers and senior management. In addition, the Adecco Group is dependent on the performance and productivity of its local managers and field personnel. The Adecco Group’s ability to attract and retain business is significantly affected by local relationships and the quality of service rendered. The loss of those key executive officers and senior management who have acquired experience in operating a staffing service company on an international level may cause a significant disruption to the Adecco Group’s business. Moreover, the loss of the Adecco Group’s key local managers and field personnel may jeopardise existing customer relationships with businesses that continue to use the Adecco Group’s staffing services based upon past direct relationships with these local managers and field personnel. Either of these types of losses could adversely affect the Adecco Group’s operations, including its ability to establish and maintain customer relationships.

The Adecco Group may be exposed to employment-related claims and costs that could materially adversely affect its business.

The Adecco Group is in the business of employing people and placing them in the workplace of other businesses. Attendant risks of these activities include possible claims by customers or third parties of employee misconduct or negligence, claims by employees of discrimination or harassment (including claims relating to actions of the Adecco Group’s customers), claims related to the inadvertent employment of illegal aliens or unlicensed personnel, payment of workers’ compensation claims and other similar claims. These risks are especially prevalent in the United States where the legal systems favour class actions and claims for substantial damages. The Adecco Group has policies and guidelines in place to help reduce its exposure to these risks and has purchased insurance policies against certain risks in amounts that it believes to be adequate. However, there can be no assurances that the Adecco Group will not experience these problems in the future, that the insurance will cover all claims that may be asserted against the Adecco Group or that the Adecco Group may not incur fines or other losses or negative publicity with respect to these problems that could have a material adverse effect on the Adecco Group’s business.

The cost of unemployment insurance premiums and workers’ compensation costs for the Adecco Group’s temporary employees may rise and reduce the Adecco Group’s margins.

Businesses use temporary staffing in part to shift certain employment costs and risks to personnel services companies. For example, the Adecco Group is responsible for and pays unemployment insurance premiums and workers’ compensation for its temporary employees. In the United States these costs have risen substantially as a result of increased claims and governmental regulation. There can be no assurance that the Adecco Group will be able to increase the fees charged to its clients in the future to keep pace with increased costs. Price competition in the personnel services industry is intense. There can be no assurance that the Adecco Group will maintain its margins, and if it does not, its results of operations, financial condition, and liquidity could be adversely affected.

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may adversely affect the Adecco Group’s business and results of operations.

In many jurisdictions in which the Adecco Group operates, the temporary employment industry is heavily regulated. For a discussion of certain of these regulations, see “Item 4 “—Regulation”. There can be no assurance that the countries in which the Adecco Group operates will not:

•	create additional regulations that prohibit or restrict types of employment services the Adecco Group currently provides;

•	require the Adecco Group to obtain additional licensing to provide staffing services; or

•	increase taxes payable by the providers of staffing services.

The Adecco Group does not believe that any of the pending regulatory changes relating to the temporary employment industry will have a material adverse effect on the Adecco Group’s business, However, future changes in regulations may make it more difficult or expensive for the Adecco Group to continue to provide its staffing services and may have an adverse effect on the Adecco Group’s financial condition, results of operations and liquidity.

Failure to maintain and renew required guarantees related to regulatory license obligations in certain countries may adversely affect the Adecco Group’s business and results of operations.

The Adecco Group has entered into certain guarantee contracts predominantly with France, Italy and Spain relating to government regulations in for operating a temporary staffing business, and these guarantee contracts are generally renewed annually. Pursuant to the relevant government regulations, these guarantees are required to be in place, otherwise, the relevant licenses granted by government regulators to the Adecco Group to conduct its temporary staffing business would be withdrawn. The withdrawal of these required operating licenses would have a material adverse effect on the Adecco Group’s ability to conduct its business. Additionally, in the event that do not renew these guarantee contracts with the Adecco Group annually, the Adecco Group will be required to fund these guarantees itself which may have an adverse effect on the Adecco Group’s financial condition, results of operations and liquidity.

Business risks associated with the Adecco Group’s international operations including currency fluctuations may adversely affect the Adecco Group’s operating results when translating foreign currency into Euro.

The Adecco Group’s operations are conducted around the world. Operations in the Adecco Group’s markets are subject to risks inherent in international business activities, including, but not limited to:

•	foreign currency fluctuation;

•	varying economic and political conditions;

•	cultures and business practices in different regions;

•	overlapping or different tax structures;

•	accounting and reporting requirement compliance;

•	changing and, in some cases, complex or ambiguous laws and regulations; and

•	litigation claims and judgments.

Beginning in 2003 the Adecco Group changed its reporting currency from the Swiss franc to the Euro. The Adecco Group’s local operations are reported in the applicable foreign currencies and then translated into Euro at the applicable foreign currency exchange rates for inclusion in the Adecco Group’s Consolidated Financial Statements. Exchange rates for currencies of these countries may fluctuate in relation to the Euro and these fluctuations may have an adverse effect on the Adecco Group’s operating results when translating foreign currency into Euro.

Adecco S.A.’s common shares are listed and traded on the SWX Swiss Exchange and Euronext Premier Marché. The prices for Adecco S.A. common shares on the SWX Swiss Exchange are expressed in Swiss francs, and the prices for Adecco S.A. common shares on Euronext are expressed in Euro, but dividends on Adecco S.A. common shares, if any, are only paid in Swiss francs. Fluctuations in the exchange rate between the Swiss franc or Euro and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of Adecco S.A. common shares on the SWX Swiss Exchange and the Euro price on the Euronext Premier Marché. These fluctuations are also likely to affect the market prices of Adecco S.A. American Depository Shares (ADSs) and may negatively affect the U.S. dollar value of any dividend payments holders of Adecco S.A. ADSs may receive in the future.

The Adecco Group’s acquisition strategy may have an adverse effect on the Adecco Group’s business.

The Adecco Group has acquired the following personnel services businesses in recent periods:

•	Delphi Group in April 1999 for a purchase price of EUR 248;

•	Career Staff in May 1999 for a purchase price of EUR 79;

•	Olsten Corporation in March 2000 for a purchase price of approximately EUR 940. In March 2001, the Adecco Group acquired the shares it did not already own of Olsten Norway AS, a subsidiary of Olsten Corporation, for approximately EUR 120; and

•	jobpilot in May 2002, for approximately EUR 70 in cash. In October 2002, the Adecco Group acquired the shares it did not already own for approximately EUR 2. jobpilot was subsequently sold by the Adecco Group in April 2004.

All other acquisitions since 1999 were immaterial. The Adecco Group may make material acquisitions in the future. Acquisitions may involve significant risks, including but not limited to:

•	difficulties in the assimilation of the operations, services and corporate culture of the acquired companies;

•	over-valuation by the Adecco Group of the acquired companies;

•	insufficient indemnification from the selling parties for legal liabilities incurred by the acquired companies prior to the acquisitions; and

•	diversion of management’s attention from other business concerns.

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

Risks Relating to Adecco S.A.’s Shares and Shareholders

KJ Jacobs AG and Philippe Foriel-Destezet together own and control about 30.0% of Adecco S.A.’s common shares, and therefore have the ability to make decisions that may adversely affect the market price of Adecco S.A. common shares and ADSs.

On June 1, 2004, KJ Jacobs AG owned about 11.7%, and Philippe Foriel-Destezet, a director of Adecco S.A., owned, directly or indirectly, about 18.3% of the 186,699,272 outstanding Adecco S.A. common shares. See Item 7 — “Major Shareholders and Related Party Transactions.”

The direct and indirect ownership of a substantial percentage of the outstanding Adecco S.A. common shares by KJ Jacobs AG and Mr. Foriel-Destezet provides them with the power to make decisions for the Adecco Group that may be detrimental to the interests of an individual stockholder. For example, they may vote to delay, defer or prevent a change in control of the Adecco Group, which may discourage bids for Adecco S.A. common shares or otherwise adversely affect the market price of Adecco S.A. common shares.

Shareholders may have a limited ability to participate in rights offerings.

Swiss law generally requires a corporation to offer its shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage whenever a Swiss corporation issues new shares, a concept known as “pre-emptive rights.” If by the terms of a rights offering or for any other reason it is impracticable to make the rights or net proceeds available to any holder of Adecco S.A. ADSs, Morgan Guaranty Trust Company of New York, as the depository of Adecco S.A. common shares represented by the ADSs and as the issuer of the ADSs, may allow the rights to lapse pursuant to the deposit agreement among Adecco S.A., Morgan Guaranty Trust Company of New York and, by virtue of ownership of the ADSs, the holders of Adecco S.A. ADSs. In addition, holders of Adecco S.A. ADSs in the United States may not be able to exercise pre-emptive rights through Morgan Guaranty Trust Company of New York unless a registration statement under the United States Securities Act of 1933 (the “Securities Act”) is effective with respect to these rights or an exemption from the registration requirements thereunder is available. The Adecco Group intends to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement, any benefits to it of enabling the holders of Adecco S.A. ADSs to exercise these rights and any other factors the Adecco Group considers appropriate at the time and then will make a decision as to whether to file any registration statement. Therefore, no assurance can be given that any registration statement would be filed. Similar restrictions apply to United States holders of Adecco S.A. common shares. To the extent holders of Adecco S.A. ADSs are unable to exercise their rights because a registration statement has not been filed and no exemption from the registration requirements under the Securities Act is available, Morgan Guaranty Trust Company of New York may attempt to sell the holders’ pre-emptive rights and distribute the net proceeds thereof, if any, to the holders of Adecco S.A. ADSs. In any of these cases, the holders’ equity interest in the Adecco Group would be diluted proportionately. Morgan Guaranty Trust Company of New York, after consultation with the Adecco Group, will have discretion as to the procedure for making pre-emptive rights available to holders of Adecco S.A. ADSs, or if the rights have value, which they frequently do not, in disposing of these rights and making the net proceeds available to these holders.

Limitations on shareholders voting rights may render Adecco S.A. unattractive for a take-over.

Article 4 of Adecco S.A.’s articles of incorporation limits the right of any shareholder to vote for more than 5% of the issued and outstanding share capital. This restriction may render Adecco S.A. unattractive for a take-over by third parties. The Board of Directors of the Adecco Group (the “Board”) has proposed that the shareholders vote to abolish this restriction at the Annual General Meeting of shareholders to be held on June 29, 2004.

The price of Adecco S.A.’s ordinary shares and ADSs and shares may fluctuate significantly, which may result in losses for investors.

The market price for Adecco S.A. ordinary shares and ADSs has been and may continue to be volatile. For example, during the fiscal year ended December 28, 2003, the price of Adecco S.A.’s ADSs as reported on the New York Stock Exchange ranged from a high of $16.11 to a low of $6.60; the price of Adecco S.A.’s ordinary shares as reported on the SWX Swiss Exchange ranged from a high of CHF 82.95 to a low of CHF 34.70; and the price of Adecco S.A.’s common shares as reported on the Euronext Premier Marché ranged from a high of EUR 53.50 to a low of EUR 23.65. Adecco S.A.’s share and ADS price can fluctuate as a result of a variety of factors, including factors listed in these “Risk Factors” and others, many of which are beyond the control of the Adecco Group. These factors include:

•	actual or anticipated variations in quarterly or annual operating results;

•	announcement of new services by competitors of the Adecco Group;

•	announcements relating to strategic relationships or acquisitions;

•	changes in financial estimates or other statements by securities analysts; and

•	changes in general economic conditions.

Because of this uncertainty, the Adecco Group may fail to meet the expectations of its shareholders or of securities analysts, and its share price could decline as a result.

Risks Relating to Liquidity

The Adecco Group’s failure to comply with restrictive covenants in loan agreements or debt securities could trigger repayment obligations.

The Adecco Group’s finance arrangements with banks and third parties contain certain covenants. These covenants require, among other things, the maintenance of financial ratios such as (i) the ratio of EBITDA to Consolidated Interest Expenses shall not be less than 5:1, in respect of any four consecutive quarters, and (ii) the ratio of Net Consolidated Financial Debt at the end of any financial quarter to EBITDA for the four consecutive quarters ending at the end of such first mentioned quarter shall be equal to or less than 3:1. Additionally, covenants require the Adecco Group to provide audited consolidated financial statements of the Adecco Group within 120 days from fiscal year end. Not complying with these covenants might result in the Adecco Group being required to repay all borrowings before their due date. Such repayment obligations may have a materially adverse effect on the Adecco Group’s financial condition, results of operations and liquidity.

Risks Relating to Arthur Andersen

There may be risks related to the Adecco Group’s use of Arthur Andersen S.A. as its independent auditors in the past.

Arthur Andersen S.A., an affiliate of Arthur Andersen LLP (“Arthur Andersen”), the former independent auditors of the Adecco Group, ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants during 2002. Although the Adecco Group has replaced Arthur Andersen LLP with Ernst & Young Ltd. as a principal independent public accountant, Ernst & Young has not been engaged to re-audit our consolidated financial statements for the fiscal year ended December 31, 2001 which were audited by Arthur Andersen.

Arthur Andersen did not participate in the preparation of this Annual Report, nor did it reissue its audit report with respect to the consolidated financial statements for the year 2001 included in this Annual Report, or consent to the inclusion in this Annual Report of its audit report. As a result, investors in Adecco Group may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in those financial statements. In addition, even if such investors were able to assert such a claim, Arthur Andersen may fail to satisfy claims made by investors that might arise under United States Federal securities laws or otherwise with respect to its audit report.

There may be risks related to Arthur Andersen that may impede the Adecco Group’s ability to access the capital markets.

SEC rules and regulations require the Adecco Group to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen’s consent to inclusion of its audit report in those filings. If the SEC ceased accepting financial statements audited by Arthur Andersen LLP and its affiliates, the Adecco Group would be unable to access the public capital markets unless another independent auditor is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in any future offerings made by the Adecco Group for which Arthur Andersen audit reports are used will not be entitled to recovery against Arthur Andersen under Section 11 of the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the “due diligence” process that would customarily be performed by potential investors in the Adecco Group’s securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on the Adecco Group’s audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, the Adecco Group may not be able to bring to the market successfully an offering of the Adecco Group’s securities. Consequently, financing costs may increase or attractive market opportunities may be missed.

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Adecco Group resulted from the August 1996 merger of Adia S.A. (“Adia”) and Ecco S.A. (“Ecco”), pursuant to which each Ecco stockholder received Adia common shares or cash for each share of Ecco common stock they held. In connection with the merger with Ecco, Adia changed its name to Adecco.

Henri F. Lavanchy founded Adia in 1957 in Lausanne, Switzerland to provide temporary personnel to businesses in that country. Beginning in the 1960s and continuing through 1996, Adia expanded throughout Europe, the United States, Mexico, Japan and Southeast Asia.

Philippe Foriel-Destezet founded Ecco in 1964 in Lyon, France. By the early 1980s, Ecco had become the largest supplier of temporary personnel in France and continued to develop its business in Europe, the United States, South America and Asia Pacific through to 1996.

Adecco S.A. is a société anonyme, first registered on May 18, 1967, and organised under the laws of Switzerland, at 1275 Chéserex, Switzerland. Adecco S.A.’s principal corporate office is operated by its wholly owned subsidiary, Adecco management & consulting S.A., located at Sägereistrasse 10, 8152, Glattbrugg, Switzerland. Adecco management & consulting’s telephone number is +41 1 878 8888.

Acquisitions and Disposals

jobpilot In May 2002, the Adecco Group acquired 92.9% of the outstanding voting common shares of jobpilot AG (“jobpilot”), a leading supplier of on-line staffing recruitment services in Europe, for approximately EUR 58 in cash, net of EUR 12 cash acquired. The remaining outstanding voting common shares were acquired in October 2002 for approximately EUR 2, following the approval of a mandatory sale at the jobpilot Annual General Meeting in August 2002. The purchase price was funded with existing credit facilities and internal resources. jobpilot provides an internet platform for on-line staffing and recruiting. The acquisition was accounted for as a purchase and the assets, liabilities and results of operations of jobpilot have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. Marketing, IT and customer-related intangibles have been valued at an estimated fair value of EUR 13. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of EUR 42 at the date of acquisition was allocated to goodwill and is not tax deductible. Goodwill represents the Adecco Group’s cost to access the market, acquire industry expertise and to rapidly establish it’s e-HR Services Division.

On April 14, 2004 the Adecco Group formally committed to a plan to sell its jobpilot operations. On April 23, 2004 the Adecco Group entered into a contract to sell its holding in jobpilot to a subsidiary of Monster Worldwide Inc. The total sales price for jobpilot is estimated to be EUR 75. Management of the Adecco Group determined to sell jobpilot as it was no longer considered to be strategically relevant to the core business.

Business Overview by Operating Division

The Adecco Group is a global leader in Human Resources Solutions. The Adecco Group network connects up to 650,000 associates (temporary workers) with up to 150,000 business clients each day through its network of 28,000 colleagues (employees) and 5,800 branches in 70 territories around the world. Adecco S.A. is registered in Switzerland and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers a broad range of flexible staffing and career resources to corporate clients and qualified associates.

The staffing industry is quite fragmented and is highly competitive. Customer demand is very dependent upon the overall strength of the labour market as well as an established trend towards greater workforce flexibility. The business is also strongly influenced by the macro economic cycle which typically results in growing demand for employment services during periods of economic expansion and, conversely, contraction of demand during periods of economic weakness.

Forecasting demand for staffing services is difficult because of the sensitivity of demand to the economic cycle. Typically customers are not able to provide much advance notice of changes in their staffing needs. Responding to such fluctuating demands of customers for staff in a flexible way is a key element of the Adecco Group’s service offering. Anticipating such trends is an important aspect of managing the internal cost structure and the ability to do so efficiently is a key component of maintaining profitability.

The Adecco Group in 2003 was comprised of four divisions: Adecco Staffing Division, Ajilon Professional Division, LHH Career Services Division and e-HR Services & Others Division. The Adecco Group’s total net service revenues in these four operating segments are set forth below. See also Note 17 to the accompanying Consolidated Financial Statements.

	Net Service Revenues by Operating Segment Fiscal Year Ended (in millions)
	2003		2002		2001
Adecco Staffing	EUR	14,423	EUR	14,938	EUR	15,394
Ajilon Professional		1,590		1,864		2,378
LHH Career Services		212		282		261
e-HR Services & Others		25		14		1

Total net service revenues	EUR	16,250	EUR	17,098	EUR	18,034

During 2003, the Adecco Group generated 89% of its revenues from the Adecco Staffing Division, 10% from the Ajilon Professional Division, 1% from the LHH Career Services Division and less than 1% from the e-HR Services & Others Division. For 2002, the comparable percentages were 87%, 11%, 2% and less than 1% respectively. The Adecco Group ceased providing e-HR Services in 2004 upon the sale of jobpilot.

Adecco Staffing Division focuses on providing flexible staffing solutions to a broad range of businesses and industries, including the automotive, banking, electronics, logistics and telecommunications sectors. Ajilon Professional Division offers a range of specialised staffing and consulting businesses, with particular emphasis on the provision of information technology services, finance and accounting and high-end clerical support. LHH Career Services Division provides outplacement and counselling to employees in transition, together with leadership development and organisational consulting. e-HR Services & Others Division provides online recruitment advertising. In April 2004 the jobpilot operations of this division were sold.

Within the divisions, management is principally organised along geographic lines, defined as North America (United States and Canada), Europe (primarily France, the United Kingdom, Belgium, Germany, Italy, the Netherlands, Spain and Switzerland), Asia Pacific (primarily Japan and Australia) and the Rest of the World (primarily Latin America).

The Adecco Group generates revenues from sales of services through its branch office network. In 2003, 94% of revenues were generated from selling staffing services where billings are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed each week or month according to the agreed upon terms. The temporary associate is paid the net hourly amount after statutory deductions on a daily, weekly or monthly basis. Certain other employer payroll related costs are incurred and the net difference between the amounts billed and payroll costs incurred is reported as gross profit. In 2003, the Adecco Group also generated 6% of its revenues from permanent placement of staff and other consulting services where the placement fee is directly negotiated with the client.

Adecco Staffing Division

At December 28, 2003, the Adecco Staffing Division operated in 70 territories across Europe, the Middle East, Africa, Asia Pacific and North and South America from a network of approximately 5,250 branches.

As of the date of this Annual Report, the Adecco Group believes Adecco Staffing Services is Number 1 or 2 in 11 of the largest 13 staffing markets in the world.

The Adecco Staffing Division network has international coverage and focuses on flexible staffing solutions for both global industries including automotive, banking, electronics, logistics and telecommunications and local customers of all services and sectors. Under the Adecco brand (in France also the Adia brand), the Adecco Staffing Division provides the services of temporary and full-time clerical, industrial and technical temporary employees in 70 territories. Many branches specialise in a specific activity: Adecco Technical, Adecco Clerical, Adecco Light Industrial, Adecco Construction and Adecco Call Centres Solutions.

Ajilon Professional Division

At December 28, 2003, the Ajilon Professional Division operated in 16 countries across North America, Europe and Australia from a network of approximately 450 branches.

The Ajilon Professional Division operates with business lines specialised by industry, serving customers with temporary associates, contractors and permanent placement. The major focus is on information technology. Additional sectors include finance and accounting, clerical and engineering. The Ajilon Professional Division operates primarily under the Ajilon brand name worldwide. In selected markets, the Division’s business lines also include Computer People, Icon, Office Angels and Roevin.

Ajilon Professional Division is one of the largest technology employers in the industry. Ajilon’s clients range from large multinationals, to mid-size corporations, to public employers and include a variety of industries such as manufacturing, finance, communications, health, transportation and insurance. In addition to supplemental staffing, Ajilon offers several managed services, where the Ajilon team takes responsibility for a complete project. Managed services include systems transformation, functional outsourcing, systems capacity, and software testing. From its strong base in the United States, Ajilon has expanded its operations to Canada, the United Kingdom, continental Europe and Australia.

LHH Career Services Division

At December 28, 2003, the LHH Career Services Division operated from over 100 branches worldwide.

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

e-HR Services & Others Division

At December 28, 2003, the e-HR Services & Others Division operated mainly through jobpilot in 11 countries across Europe. The Adecco Group acquired jobpilot during 2002 and disposed of it in April 2004.

Revenue Overview by Geographic Area

	Net Services Revenue by Geographic Area Fiscal Year Ended (in millions)
	2003		2002		2001
Europe	EUR	10,358	EUR	10,471	EUR	10,901
North America		3,849		4,534		5,002
Asia Pacific		1,653		1,630		1,605
Rest of the World		390		463		526

Total net service revenues	EUR	16,250	EUR	17,098	EUR	18,034

Europe

At December 28, 2003, the Adecco Group operated in Europe in 3,763 branches, producing 64% of the Adecco Group’s consolidated revenues in 2003. The eight largest countries by revenues are described below:

France

At December 28, 2003, the Adecco Group operated in France in 1,643 branches, producing 36% of the Adecco Group’s consolidated revenues in 2003. According to market statistics published by the Syndicate of Temporary Staffing Companies in France, in 2003 the Adecco Group ranked first in personnel services revenues in France. In 2003 the market share of Adecco Staffing in France was about 32%. Price competition in the French temporary personnel market is intense.

United Kingdom

At December 28, 2003, the Adecco Group operated in the United Kingdom through 458 branches offering temporary personnel and permanent placement services. According to the December 2003 edition of the Top 100 Report, the Adecco Group is the number 1 personnel services company in terms of revenues in the United Kingdom. In 2003 the market share of Adecco Staffing and other mainstream staffing operations in the UK was 7%.

The Adecco Group operates several speciality brands in the United Kingdom: Jonathan Wren supplies high-level permanent personnel to the banking and finance industry and technical personnel; Computer People supplies personnel who have skills in information technology and data processing and provides training in these areas; and Lee Hecht Harrison specialises in outplacement, career development, executive coaching, leadership development, retention and workforce consulting services.

Italy

At December 28, 2003, the Adecco Group operated in Italy through a network of 471 branches. Based on market statistics provided by the Italian Ministry of Labour and competitor information, in 2003 the Adecco Group ranked first in temporary personnel services in Italy. The market share of Adecco Staffing in Italy was about 31% in 2003. In Italy, the Adecco Group also offers full-time employment services and outplacement counselling services. Temporary work was legalised in Italy in June 1997, and has expanded rapidly. Although the environment is liberal, under government regulations, barriers to entry and to serving certain sectors remain.

Spain

At December 28, 2003, the Adecco Group operated in Spain through a network of 305 branches. According to market statistics published by the Association of Main Temporary Staffing Companies in Spain, in 2003 the Adecco Group ranked first in personnel services revenues in Spain. The market share of Adecco Stafffing in Spain was about 31%. The Adecco Group entered the Spanish market in 1994, following deregulation.

Switzerland

At December 28, 2003, the Adecco Group operated in Switzerland through a network of 94 branches. According to market data published by the State Secretariat for Economic Affairs in Switzerland, in 2003 the Adecco Group ranked first in personnel services revenues in Switzerland. The market share of Adecco Staffing in Switzerland was about 28%. In addition to the temporary and full-time employment business, the Adecco Group offers outplacement counselling services, including assistance in résumé preparation, development of contact lists, interview skill-building, career planning and administrative and office support.

The Netherlands

At December 28, 2003, the Adecco Group operated 186 branches in the Netherlands, primarily under the Adecco brand, providing temporary personnel and permanent placement services. According to the statistics provided by the ABU (the Federation of the Dutch Staffing companies), in 2003 the Adecco Group ranked fifth in personnel services revenues in the Netherlands.

Germany

At December 28, 2003, the Adecco Group operated in Germany in 170 branches. According to data recently published in the Lünendonk Study, the Adecco Group ranked third in Germany based on 2003 personnel services revenues. The Adecco Group provides personnel to government entities and businesses seeking to outsource certain functions.

Belgium

At December 28, 2003, the Adecco Group operated in Belgium in 160 branches. According to information published by the Federgon (the Federation of Temporary Staffing Companies in Belgium), in 2003 the Adecco Group ranked second in personnel services revenues in Belgium.

North America

At December 28, 2003, the Adecco Group operated in North America in 1,588 branches throughout the United States and Canada. According to the information published by the ASA (American Staffing Association) and Canadian market estimates based on Statistic Canada data, in 2003 the Adecco Group ranked first in personnel services revenues in North America, where it provides temporary personnel, places permanent staff, provides outplacement counselling services and outsourcing and provides training and testing of temporary and permanent workers. The Adecco Group’s North American operations produced 23% of its consolidated revenues in 2003. In the United States, the Adecco Group operates through company-owned, franchise and licensed branches.

Asia Pacific

At December 28, 2003, the Adecco Group operated in Asia Pacific in 255 branches, producing 10% of the Adecco Group’s consolidated revenues in 2003. The Adecco Group’s principal markets in Asia Pacific are Japan and Australia.

Japan

At December 28, 2003, the Adecco Group operated in Japan in 89 branches, principally in the Tokyo area. According to market statistics published by the Yano Research Institute Ltd in Japan, in 2003 the Adecco Group ranked first in personnel services revenues in Japan. The Adecco Group anticipates that demand for its temporary personnel will remain strong in Japan, given that temporary staffing companies are now allowed to operate in the manufacturing sector, which was previously served exclusively by outsourcing companies. A change in the competitive landscape is also expected as large outsourcing companies that formerly operated in the manufacturing sector now share the expanded market with temporary staffing companies.

Australia

At December 28, 2003, the Adecco Group operated in Australia in 90 branches, providing personnel services, outsourcing services, engineering services and information technology staffing. According to statistics provided by the Australian Bureau of Statistics, in 2003 the Adecco Group ranked first in personnel services revenues in Australia. The market share of Adecco Staffing in Australia was approximately 9%.

Strategy

The Adecco Group’s strategy includes:

•	Growing faster than market competitors through a combination of organic and external growth;

•	Striving for market leadership with at least a 20% market share and number one or two position in all key markets where the Adecco Group operates;

•	Optimising the business mix and profitability by expanding into speciality and other high-margin segments;

•	Evolving from staffing to HR services;

•	Managing through a diversified multi-national team; and

•	Using technology and web-based resources, both in the field and back office, to enhance service quality, to achieve cost efficiencies and to broaden the range of services provided.

Information Technology

During the past year, the Adecco Group continued its integrated people, bricks and clicks webcentric concept — AdeccoWeb — revolving around a central database, accessible to various levels via the web to colleagues, clients and candidates. It was already established in Italy and Spain by the end of 2001. By the end of 2003, AdeccoWeb was in rollout phase in 12 more European countries. Further expansion outside of Europe is planned for 2004.

Xpert® Online, the Adecco Group web assessment system, integrated with front office, is used in more than 20 countries, including the United States, Canada, United Kingdom, Italy, Spain, Benelux, Switzerland and Australia.

Adecco Club, a web-based staffing solution that automates transactions between clients and the Adecco Group, was implemented in the United States with more than 1,500 clients by the end of 2003.

In the financial systems area, the Adecco Group continued its rollout of PeopleSoft, including small and medium-sized business units, all over the globe.

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

In the personnel services industry, competition is generally limited to firms with branches located within a customer’s particular local market because temporary employees are generally unwilling to travel long distances. In most major markets, competitors generally include large publicly-traded companies and numerous regional and local competitors, some of which may operate in only a single market. Competition may also be provided by governmental entities, such as state employment branches and job centres, in many European countries.

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

Personnel service firms compete in the local market and the Adecco Group branches are an important point of sales for local clients and to attract local candidates. The extensive branch network and the flexibility to open and close branches in response to market changes is a clear advantage not only to serve local business but also to best serve national and global clients that are managed centrally but resourced through local branches.

The Adecco Group’s integrated “people, bricks and clicks” webcentric concept, is based on a central database that offers:

•	Sharing of candidate information amongst branches, meaning better matching and faster placement capability.

•	Sharing of client information between branches produces improved cross-selling opportunities and co-ordination of services to multi-site clients; and

•	Ease, speed and consistency of analysis plus control for colleagues, clients and candidates.

Internet access to the database provides the following benefits:

•	Clients and candidates can gain direct access to data, increasing the speed and reach of candidate or assignment searches. Clients and candidates can decide the level of support they require from the database. At base level, Internet access operates as an information exchange between client and candidate. More frequently, the database is used to check availability and interviewing. At a higher level of service, the database may be used to manage the complete recruitment process.

•	Clients and candidates can also perform via the internet portals most interactions and exchanges of information with the Adecco Group, such as signing and extending contracts, inserting and validating time sheets, reviewing billing and payroll information, analysing historical data and statistics on the provided services, and more.

•	New functionalities, such as automatic notification of new candidates or assignments, are possible as is linking with other communications channels, such as mobile phones.

By the end of 2003, the central database had reached more than six million unique candidates from 14 countries using AdeccoWeb.

In France the introduction of the centralised candidate database allowed 500,000 placements of candidates exchanged across branches during 2003, and received more than 20,000 new candidates each month from the internet. In Italy, during 2003, the combined effect of the advanced features of the platform was used to generate 27% of the total sales.

Regulation

Personnel services firms are generally subject to one or more of the following types of government regulation:

•	Regulation of the employer/employee relationship between a firm and its temporary personnel;

•	Registration, licensing, record keeping and reporting requirements; and

•	Substantive limitations on operations or the use of temporary employees by customers.

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

The personnel services industry is closely regulated in all of the major markets in which the Adecco Group operates, except the United States, Canada and the United Kingdom. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services. These restrictions include regulations:

•	Affecting the type of work permitted; for example, Germany prohibits the use of temporary workers in construction work, and Norway limits temporary work to certain defined categories of workers, which exclude, among other categories, industrial workers;

•	Restricting the maximum length of a temporary assignment, varying from 3 to 36 months; for example, in the Netherlands, a temporary employee who has worked for one customer for 18 months or one agency for 36 months, automatically qualifies for a long-term contract;

•	Imposing requirements as to wage levels; for example, in France, Austria and Spain, wages paid to temporary workers must be the same as those paid to permanent workers;

•	Restricting the circumstances under which temporary personnel may be employed; for example, in France the government is not permitted to use temporary personnel services; and

•	Imposing bank guarantee requirements to temporary employment agencies in order to ensure the payment of salaries to temporary employees and the payment of social charges to national authorities mainly in France, Italy and Spain.

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

In October 2001, a joint declaration was made between Euro-CIETT (Confédération Internationale des Entreprises de Travail Temporaire) of which the Adecco Group is a leading member, and UNI-Europa, representing the staffing industry and unions respectively. It proposed a framework for the new EU Directive on Private Agency Work that will guide positive regulation in the years ahead. The Joint Declaration called upon the European Commission to ensure that the Directive:

1. Recognised the use of agency employment as a means to enhance job opportunities and integration in the labour market in particular for special and/or disadvantaged groups.

2. Established the principle of equal treatment at two levels:

•	Obligations which arise from the employment relationship that exists between the agency and the agency worker (for example, terms and conditions for the agency workers should be equal for the same job with one client); and

•	Obligations which arise from the fact that agency workers are assigned to work for and under the control of clients at their premises (for example, health and safety responsibility of the client should be the same for agency and non-agency workers)

3. Asked Member States to periodically identify and review obstacles that may prevent agency work from playing a positive role in the labour market and eliminate them if appropriate.

The proposed European Directive on Agency work has stalled primarily because of the lack of agreement in finding a common position and definition on many fundamental concepts affecting the agency worker. However, there have been more positive signs from many governments regarding the ongoing trend towards deregulation. The European Employment task force concluded in its report in November 2003 (the Kok report) that agency work is a source of flexibility for both companies and workers. It called on member states to better utilise the potential of temporary agency work and to eliminate unjustified restrictions such as limits on the use of agency workers and restrictions on the length of assignment. This was echoed in the proposed European Directive on Services in the Internal market that effectively called for the removal of unjustified restrictions on staffing companies. This mood in Europe is reflected all around the globe as governments struggle to find a solution to the enduring problem of unemployment and recognise staffing companies as playing a positive and key role in helping people into work.

In December 2002, the German Parliament passed a new temporary worker’s act, fundamentally reforming existing regulation. From the beginning of 2004, agencies must apply equal working conditions including remuneration to temporary workers. In addition, the maximum length of assignment restrictions will be lifted.

On June 1, 2002, the bilateral treaty between Switzerland and the EU entered into force. Over a period of 12 years, it will introduce freedom of movement for EU and Swiss citizens. From June 1, 2004, the priority given to indigenous workers in Switzerland will be abolished.

Trademarks

The Adecco Group maintains a number of trademarks, trade names, service marks and other intangible rights. The principal marks are the Adecco service mark and logo and the speciality brand service marks and logos, including Adia, Olsten, Office Angels, Ajilon, Computer People, Icon, AOC, Jonathan Wren, TAD Telecom, Roevin and Lee Hecht Harrison. The Adecco Group has filed applications to register and/or has registered these trademarks and service marks in the major markets and countries where the Adecco Group operates and where such marks are used, as appropriate. The Adecco Group has taken reasonable steps to protect these trademarks and service marks in the major markets and countries where the Adecco Group operates and where such marks are used, as it deems appropriate. The Adecco Group is not currently aware of any infringing uses that would be likely to substantially injure the Adecco Group’s rights in such marks in the major markets and countries where such marks are used.

Organisational Structure

Adecco S.A. is the ultimate parent company within the Adecco Group. Its shares are listed and principally traded on the SWX Swiss Exchange. In addition, Adecco S.A. shares are listed on Euronext, Premier Marché and its ADRs trade on the New York Stock Exchange. See Item 9 — “The Offer and Listing”.

See Exhibit 8.1 for a listing of the Adecco Group’s major subsidiaries.

Property, Plant & Equipment

The Adecco Group leases and owns properties in the regions in which it does business. The majority of the Adecco Group’s offices are leased, usually under short or long term leases containing commercially reasonable terms. Leasing of office space ensures higher flexibility to adapt to market requirements and manage liquidity. See Note 18 in the accompanying Consolidated Financial Statements for further information on future lease commitments. The facilities owned and leased by the Adecco Group are well-maintained and sufficient for its business, currently and for the foreseeable future. None of the properties owned or leased by the Adecco Group are individually material to its operations.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The information in this discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes thereto that are prepared in accordance with U.S. GAAP and are included elsewhere in this Annual Report, “Item 3. Key Information” (including “Risk Factors”) and the Disclosure Concerning Forward-Looking Statements.

Currency trends

The financial results of each reporting unit are translated into Euro, which was adopted as the Adecco Group’s reporting currency beginning in 2003. The change in reporting currency reflects the significance of the Adecco Group operations in Euro. For the year ended December 28, 2003, 51% of the Adecco Group’s revenues were generated in the Euro zone countries. The Adecco Group operates in 70 territories worldwide and therefore is subject to currency translation adjustments. Accounts shown in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows are translated using average exchange rates for the period. For the second consecutive year in 2003, the average exchange rate of all major currencies (U.S. dollar, Pound Sterling, Swiss franc and Japanese yen) to which the Adecco Group is exposed weakened significantly against the Euro. Also for the second consecutive year in 2003, year-end currency exchange rates for all of the major currencies used in translating the Adecco Group’s Consolidated Balance Sheet also weakened against the Euro.

Non-U.S. GAAP information

Management supplements the U.S. GAAP results with certain non-GAAP financial measures. The principal non-GAAP financial measures used by the Adecco Group are information that excludes the impact of changes in foreign currency (i.e., the change in revenue measured in local currency) and net debt. Local currency information is used in addition to and in conjunction with results presented in accordance with U.S. GAAP.

Local currency information is calculated by multiplying the prior year original amount in the functional currency by the current year’s foreign currency exchange rate. Management believes that local currency information is important supplemental information for investors because it excludes the impacts of changes in foreign currency exchange rates which are outside the control of the Adecco Group and therefore focuses on the underlying growth and performance of the Adecco Group.

Local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures, but reflect an additional measure of comparability and means of viewing aspects of the Adecco Group’s operations that, when viewed together with the U.S. GAAP results and the Adecco Group’s reconciliations, provide a more complete understanding of factors and trends affecting the business.

Because local currency information is not standardised, it may not be possible to compare with other companies’ non-GAAP financial measures having the same or a similar name. Management strongly encourages investors to review the Adecco Group’s financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Management of the Adecco Group monitors outstanding debt obligations by calculating net debt. Net debt is defined as short-term debt, long-term debt and off-balance sheet debt from accounts receivable securitisation of EUR 36 and EUR 59 in 2003 and 2002, respectively, net of long-term proceeds not yet received less cash and cash equivalents, and short-term investments. The most comparable U.S. GAAP measure to net debt is the sum of long-term and short-term debt.

Financial Reporting Delay

In January 2004, the Adecco Group announced a delay in the scheduled release of its consolidated financial statements for 2003 due to the identification of material weaknesses in internal controls at its North American staffing operations and the need to investigate accounting, control and compliance issues in the United States and certain other countries, including accusations made by “whistleblowers.” The Adecco Group announced that the Audit and Finance Committee of the Board had appointed a United States law firm to conduct an independent investigation into these matters and an Independent Monitor to assure the independence of that investigation. The Adecco Group also announced the initiation of steps to improve its internal controls and the appointments of a new interim Chief Financial Officer for the Adecco Group and a new Chief Executive Officer for the Adecco Group’s North American operations. The Adecco Group subsequently announced the appointment of a new Chief Financial Officer taking office on June 1, 2004.

On April 30, 2004, the Adecco Group announced that it had negotiated an extension until June 18, 2004 of its obligation to deliver its 2003 audited financial statements to the lenders under its syndicated loan facility.

Following the Adecco Group’s announcement of the financial reporting delay, class action litigation was commenced in the United States against Adecco S.A. and certain of its current and former directors and officers alleging violations of Sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934 in connection with public disclosures made by the Adecco Group between March 2000 and January 2004 regarding its earnings and operating results. The class actions, which have been consolidated, seek an unspecified amount of damages on behalf of purchasers of Adecco S.A.’s securities. To date, there has been little activity in the cases. The Adecco Group intends to defend these actions vigorously.

The United States Securities and Exchange Commission, the United States Department of Justice, the SWX Swiss Stock Exchange and the Swiss Federal Banking Commission have commenced investigations into matters related to the financial reporting delay and trading in Adecco S.A.’s securities in advance of the announcement. The Adecco Group is cooperating fully with these investigations.

At this stage, the Adecco Group is unable to predict the timing or resolution of the class actions or regulatory investigations. The resolution of certain of these matters could have a material adverse effect on the Adecco Group’s consolidated financial condition, results of operations or cash flows. For more information regarding these proceedings, see Item 8 — “Legal Proceedings”.

The Adecco Group is continuing to study and implement measures to improve its internal controls, including with respect to certain additional matters identified in the course of the 2003 audit. For more information on these measures, see Item 15 — “Controls and Procedures”.

The Adecco Group expenses the costs associated with the audit work, litigation and investigations as incurred; accordingly, there is no provision for costs incurred subsequent to December 28, 2003 related to these matters in the 2003 consolidated financial statements. Total costs related to the additional audit fees and fees for other advisors in connection with the investigations and related matters are expected to be approximately EUR 100, of which EUR 6 was charged in 2003. The remainder will be charged in 2004, approximately EUR 36 of which in the first quarter. For a further discussion of the financial reporting delay, see Item 8 — “Legal Proceedings” and Item 15 “Controls and Procedures”.

Critical Accounting Policies, Judgements and Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Adecco Group has set up a review process to monitor the application of new accounting policies and the appropriateness of estimates. Change in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements and are material to the Adecco Group’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board, the Audit and Finance Committee and the independent auditors. The Adecco Group’s significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements.

Accruals and provisions

Various accruals and provisions are set up for sales and income taxes, pension and health liabilities, workers’ compensation, profit sharing and other similar items taking into account local legal and industry requirements. The estimates to establish accruals and provisions are based on historical experience, information from external professionals such as actuaries and other facts and reasonable assumptions under the circumstances. If the historical data the Adecco Group uses to establish its accruals and provisions does not reflect the Adecco Group’s ultimate exposure, accruals and provisions may need to be increased or decreased and future results of operations could be materially affected.

The French government has authorised various social programs related to payroll tax subsidies, including the 35-hour workweek agreement that was introduced in 2000. Compliance with the provisions of these programs result in reduced French social program charges. Compliance with social program rules are subject to audit by the authorities for a defined period of years. Experience in complying with these rules and the results of audits by local authorities may require revision to management estimates and may materially impact the Consolidated Financial Statements of the Adecco Group.

In most states of the United States, the Adecco Group is self insured for workers’ compensation claims by temporary workers. The provision recognised is determined by actuarial valuations that are performed periodically and is based on historical claim experience, and workers’ demographic and market components. Workers’ compensation expense is included in direct cost of services. Worsening claim experience, often in connection with weak economic conditions, changes in actuarial assumptions and increase of claims or changes in laws may require additional workers’ compensation expense. Improved claim experience may result in lower workers compensation premiums.

Allowance for doubtful accounts

The Adecco Group management makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based on the age of the receivable. In determining these percentages, the Adecco Group management analyses its historical collection experience and current economic trends. If the historical data the Adecco Group use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Income taxes

The Adecco Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not.

The determination of deferred tax assets and liabilities, and any valuation allowances requires management’s judgements and interpretations. The net deferred tax assets may need to be adjusted in the event of changes in tax rates, and/or changes in estimates of future taxable income. A considerable portion of existing deferred tax assets are in the United States and France. Any future changes in the income tax rate of these countries may significantly impact future financial results. The net deferred tax asset is also dependent on the execution of certain transactions approved by the Board. In addition, valuation allowances may need to be adjusted in the event that estimates of future taxable income change from the amounts currently estimated. While management of the Adecco Group believes that its judgements and interpretations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Adecco Group’s future financial results.

Furthermore, the Adecco Group operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution and can potentially result in additional payments. Although the Adecco Group believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made. Management of the Adecco Group believes adequate provisions for income taxes have been made to reflect these risks.

Impairment of goodwill

The Adecco Group reviews goodwill annually during the fourth quarter for impairment under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. In the case of newly acquired companies or the occurrence of significant events between impairment testing periods, the carrying value of goodwill is monitored. If necessary, additional analysis and tests would be performed and any resulting impairment losses recognised in earnings. The impairment testing compares the carrying value of goodwill with the reporting unit fair values determined using a combination of comparable market multiples, additional market information and discounted cash flow valuation models. To determine the amount of impairment and the fair value of assets and liabilities, judgements and estimates are required based on external market and industry data, and forecasts of operational performance. Differences between the estimates used by management in its assessment and the Adecco Group’s actual performance, as well as market and industry developments, changes in the business strategy that may lead to the reorganisation of internal structures, change of resources and the disposal of business could all result in an impairment of goodwill.

The Adecco Group performed the transitional goodwill impairment testing for fiscal year 2001 and the annual goodwill impairment testing for fiscal years 2003 and 2002. No impairments were indicated by these tests.

Contingencies

In the ordinary course of business conducted around the world, the Adecco Group faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses the risks based on information available and assessment from external professionals.

The Adecco Group is currently involved in various claims and legal proceedings. Periodically, the status of each significant matter is reviewed to assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, an accrued liability for the estimated loss is recorded. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the potential liability related to pending claims and litigation is reassessed and estimates are revised. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial condition. No accruals have been made for the class action litigation lawsuits.

Operating Results

The table below includes a summary of consolidated financial data for the three fiscal years 2003, 2002 and 2001:

	For the Fiscal Years Ended
	EUR			Percentage
	2003	2002	2001	2003	2002	2001
Net service revenues	16,250	17,098	18,034	100%	100%	100%
Direct costs of services	(13,470)	(14,048)	(14,647)	(82.9)	(82.2)	(81.2)

Gross margin	2,780	3,050	3,387	17.1	17.8	18.8
Selling, general and administrative expenses	(2,266)	(2,599)	(2,608)	(13.9)	(15.2)	(14.5)
Amortisation of goodwill and other intangibles	(9)	(5)	(731)	(0.1)	(0.0)	(4.0)

Operating income(1)	505	446	48	3.1	2.6	0.3
Interest expense	(70)	(100)	(146)	(0.4)	(0.6)	(0.8)
Interest income and other non-operating expense, net	—	(8)	(11)	(0.0)	(0.0)	(0.1)

Income (loss) before income taxes and cumulative effect of change in accounting principle	435	338	(109)	2.7	2.0	(0.6)
Provision for income taxes	(127)	(96)	(168)	(0.8)	(0.6)	(0.9)

Net income (loss) before cumulative effect of change in accounting principle	308	242	(277)	1.9	1.4	(1.5)
Cumulative effect of change in accounting principle	(3)	—	(5)	(0.0)	—	(0.1)

Net income (loss)	305	242	(282)	1.9	1.4	(1.6)

Adjusted net income(2)	305	242	369	1.9%	1.4%	2.0%

Per share data in EUR:
Basic net income	1.63	1.30	(1.52)	—	—	—
Diluted net income	1.61	1.28	(1.52)	—	—	—
Basic adjusted net income	1.63	1.30	1.99	—	—	—
Diluted adjusted net income	1.61	1.28	1.94	—	—	—

(1)	Operating income in 2001 includes the amortisation of goodwill.
(2)	Net adjusted income represents income had the Adecco Group applied the non-amortisation provisions of SFAS No. 142 to all years disclosed.

Overview

The Adecco Group reported an increase in net income of 26% or EUR 63, to EUR 305 in 2003 from EUR 242 in 2002. Operating income increased EUR 59 or 14% in 2003 to EUR 505 from EUR 446 in 2002. This represented an increase of 51 basis points (bp) in return on net service revenues, to 3.1% in 2003 from 2.6% in 2002. For 2003, consolidated net service revenues decreased by EUR 848 or 5%, to EUR 16,250 in 2003 from EUR 17,098 in 2002. The Adecco Group generated EUR 455 of cash from operating activities in 2003, compared to EUR 445 in 2002, an increase of EUR 10. Net debt, including off-balance sheet debt of EUR 36 and EUR 59 in 2003 and 2002, respectively, associated with the securitisation of accounts receivable, was reduced by EUR 491 to EUR 918 at December 28, 2003 compared to EUR 1,409 at December 29, 2002.

Excluding the impacts of currency fluctuations, in 2003 the Adecco Group demonstrated its ability to achieve operating gearing through an increase in sales of 2% and an increase in operating income of 21%. The 2003 results were characterised by a focus on profitable volume growth and increased operating efficiency. In a year of modest economic recovery, management of the Adecco Group continued to focus on prudent operating cost management and productivity improvements. These improvements helped to mitigate the impact of gross margin deterioration and unfavourable currency impact. Management of the Adecco Group worked on emphasising organic growth through development of transactional retail business to reduce dependency on national account business, which typically generates higher volumes and lower margins. This was achieved by expanding the customer base in small to medium size enterprises. Productivity enhancements were achieved through the deployment of technology, including AdeccoWeb, Xpert® Online—the Adecco Group’s candidate testing and matching system, and PeopleSoft financial systems.

Results of Operations—Year Ended December 28, 2003 compared to Year Ended December 29, 2002

Net service revenues

Revenues decreased EUR 848 or 5%, to EUR 16,250 in 2003 from EUR 17,098 in 2002, due primarily to negative currency fluctuations, offset primarily by favourable pricing in the Adecco Staffing Division. Volume was flat in 2003 compared to 2002.

The Adecco Group’s primary markets are France, the United States, Japan, Italy, the United Kingdom, and Spain. Of these primary markets, the Adecco Group’s most significant currency exposures are in the United States, the United Kingdom and Japan as the Adecco Group adopted the Euro as its reporting currency in 2003. Negative currency fluctuations caused reductions in net service revenues of 7%. On a constant exchange rate basis, revenues increased by 2% in 2003 from 2002. The negative impact on currency fluctuations was most notable in the United States, where revenues declined by 15% to EUR 3,578 in 2003 from EUR 4,224 in 2002 due to the deterioration of the United States dollar in comparison to the Euro. On a local currency basis, revenues increased by USD 54 or 1%.

In the Adecco Staffing Division, which represents 89% of the Adecco Group net service revenues in 2003, sales growth was up 2% in local currency but down 3% in Euro. Sales in Europe were unchanged for the year with flat sales in France, and growth in Spain, Italy and the United Kingdom offset by declines in the Netherlands, Belgium, Germany and Switzerland. In North America, sales in local currency were up 4%, principally due to the United States where sales also grew by 5%. In Euro, sales for North America decreased by 12% in 2003 compared to 2002. In Asia Pacific sales in local currency were up 11%, with an 11% increase in Japan. This compares to a 1% increase in Asia Pacific in 2003 compared to 2002 in Euro. Billable hours for the Adecco Staffing Division, which represents the total number of hours charged to customers, increased by 6 million hours or 1% to 982 million hours in 2003 from 976 million hours in 2002. At the same time, bill rates for the Adecco Staffing Division on a constant currency basis increased by 2% to an average of EUR 14.23 in 2003 from EUR 13.96 in 2002. These positive developments were attributable to the strategic pursuit of higher growth industry segments and an increased presence in retail clients.

In the Ajilon Professional Division, which represents 10% of the Adecco Group net service revenues in 2003, sales were down 4% in local currency compared to 15% in Euro. Sales in local currency in Europe decreased by 3% and in North America by 7%, but increased by 1% in Asia Pacific.

In the Career Services Division, which represents 1% of Adecco Group net service revenues in 2003, sales were down by 11% in local currency compared to 25% in Euro. This reflects the reduction in demand for outplacement services during a period of economic recovery.

Gross profit

Overall gross profit for the full year was down 2% in local currency. In Euro, gross profit decreased to EUR 2,780 or 9% in 2003 compared to EUR 3,050 in 2002. Gross margin as a percent of sales was 17.1% in 2003 compared with 17.8% in 2002, a reduction of 73 bp. This decline is explained by: negative currency mix changes (18 bp), unfavourable change in the business mix (11 bp), lower average placement fees (12 bp) and lower temporary staffing margins (32 bp). This 32 bp decrease is attributable to Adecco U.S. (47 bp), mainly due to an increase in provisions, workers compensation and state unemployment insurance, offset by Adecco France (32 bp) due to a reduction in overestimated liability related to payroll tax subsidies, and the remaining decline (17 bp) is due to all other changes, including the mix of higher and lower margin business.

Selling, General and administrative Expense

Selling, general and administrative expenses decreased by EUR 333 or 13%, to EUR 2,266 in 2003 from EUR 2,599 in 2002 due to cost reduction strategies that the Adecco Group implemented in 2003 and 2002 and favourable impacts of currency fluctuations. On a local currency basis, selling, general and administrative expenses decreased by 6% in 2003 compared to 2002. Productivity improvements for the year were achieved through a decrease in the number of full time equivalents by approximately 2,400 or 8% on average for the year despite billing slightly more hours and reducing the branch network by only 3%. Bad debt expense decreased by EUR 45 or 50%, from EUR 89 to EUR 44. On a local currency basis, allowance for doubtful accounts decreased EUR 35 in 2003. This decrease is mainly attributable to a general improvement in the operations of customers. Additionally, bad debt expense in 2002 reflected increased write-offs experienced in 2002 due to weaker financial performance of certain customers.

The management of the Adecco Group expects operating efficiencies gained in 2003 will be enhanced by investment in technologies. In 2003 the Adecco Group expanded AdeccoWeb, Xpert® Online and PeopleSoft financial systems. One significant determinant of a temporary staffing company’s success is its ability to match its staff’s skills with its customers’ needs. Additionally, in 2003, the Adecco Group continued to implement PeopleSoft for its accounting and human resources functions. Implementation of PeopleSoft allows the Adecco Group to more effectively manage its business and allocate its resources.

Amortisation of intangibles

Amortisation of intangibles for the full year amounted to EUR 9 in 2003 compared to EUR 5 in 2002.

Interest expense

Interest expense decreased by EUR 30 to EUR 70 in 2003 compared to EUR 100 in 2002, mainly due to a decrease in interest rates and changes in the mix of outstanding debt.

Interest income and other non-operating expenses, net

Interest income and other non-operating expenses, net, which include interest income, foreign exchange gains and losses and other non-operating expense, net, for the full year decreased by EUR 8 to a net zero in 2003 compared with EUR 8 in 2002. Interest income of EUR 11 was similar to that earned last year of EUR 12. Net foreign exchange gains and losses were EUR 9 in 2003 and EUR 12 in 2002. Non-operating expenses decreased by EUR 6 to EUR 2 in 2003.

Provision for income taxes

The provision for income taxes increased by EUR 31 to EUR 127 in 2003 compared to EUR 96 in 2002, mainly due to higher taxable income, the change in income mix, and the addition of valuation allowances, partly offset by the reduction of tax risk reserves. Included in the 2003 provision for income taxes is the reduction of tax risk reserves of EUR 52. The reduction of these tax risks was mainly due to the successful resolution during the year of prior years tax audits, settlement with tax authorities outside tax audits, changes in events during the year which resulted in the reassessment of tax risks and the closing of the statutes of limitations in certain countries, partly offset by an increase for current year tax risks. The valuation allowance charge increased by EUR 33 to EUR 73 in 2003 compared to EUR 40 in 2002 due to recurring losses mainly in the United States operations, partly offset by the utilisation in other countries of prior year losses on which a valuation allowance had previously been set up. The effective tax rate for the year was 29% compared with 28% in 2002.

It is expected that the effective tax rate for 2004 will increase mainly due to certain additional expenses being benefited at lower tax rates and certain income streams being taxed at higher rates.

Net income

Net income for 2003 increased by 26% to EUR 305, compared to EUR 242 for 2002 after charging EUR 3 for the cumulative effect of change in accounting principle, net of tax (SFAS No. 143, “Asset Retirement Obligations”).

Divisional performance

Net service revenues:

	For the Fiscal Years Ended
	EUR (in millions)
	2003		2002		2001
Adecco Staffing	EUR	14,423	EUR	14,938	EUR	15,394
Ajilon Professional		1,590		1,864		2,378
LHH Career Services		212		282		261
e-HR Services & Others		25		14		1
	EUR	16,250	EUR	17,098	EUR	18,034

Operating income:

	For the Fiscal Years Ended
	EUR (in millions)
	2003		2002		2001
Adecco Staffing	EUR	511	EUR	431	EUR	650
Ajilon Professional		51		45		144
LHH Career Services		67		94		87
e-HR Services & Others		(5)		(12)		(3)
Corporate		(110)		(107)		(99)
Amortisation of intangibles		(9)		(5)		(731)
Operating income	EUR	505	EUR	446	EUR	48

Adecco Staffing Division

Net service revenues of the Adecco Staffing Division contributed 89% to total net service revenues in 2003 compared to 87% in 2002. Net service revenues declined EUR 515 or 3% to EUR 14,423 in 2003 from EUR 14,938 in 2002. However, on a local currency basis, revenues increased by 2%. This negative currency impact was offset by improved pricing and increased volume of 1%. In 2003 the Adecco Staffing Division began increasing its focus on client profitability. As a result, Adecco Staffing’s bill rate increased by 2% measured in local currency. Increases in bill rates were primarily driven by increases in Spain, Italy, the United Kingdom, Belgium, the Netherlands, and France. In addition to the increase in rates, temporary hours sold increased by 6 million hours to 982 million hours in 2003 from 976 million hours in 2002. The increase in temporary hours sold was chiefly due to increases in Japan and the United States but was partially offset by decreases in France and the Netherlands. The slower than expected growth in temporary hours sold was mainly impacted by the “jobless recovery” in the world economies.

Revenues in France were flat in a declining market at EUR 5,675 in 2003 compared to EUR 5,658 in 2002. The French market has yet to see even the mild recovery that has been observed in other economies. As a result, companies have continued to trim their workforce and with it the use of temporary services. Temporary hours sold have decreased by 3% to 312 million hours in 2003 from 321 million hours in 2002. This was offset by an increase in bill rates of 3% due to an increased focus on client profitability. At the same time, French wages have continued to climb. Adecco Staffing has seen an increase in wages in France of 3%. In this climate, Adecco Staffing has focused on maintaining revenues by focusing on clients that are able to accept the slight increase in bill rates.

The French government has instituted various social programs related to payroll tax subsidies, including the 35-hour workweek agreement that was introduced in 2000. The adoption of this agreement resulted in the recognition of reduced social security charges. The Adecco Group established provisions to cover the risk of non-compliance with this agreement during the transition period. Events in 2003 led to a change in estimate that resulted in a reduction of provisions of EUR 94, which has been included in the determination of 2003 operating income in the Consolidated Statement of Operations.

Revenues in the United States declined by EUR 401 or 13% to EUR 2,798 in 2003 from EUR 3,199 in 2002. In local currency, revenues increased by 5%. This increase was primarily due to an increase in temporary hours sold of 8 million hours or 4%.

In Japan, Adecco Staffing has seen a reduction of regulation. The Japanese government has further removed barriers to temporary employment in 2003. Competition has substantially increased in all sectors in Japan and is fierce in the newly opened sectors. In response, Adecco Staffing Japan has focused on growth in market share and achieved an increase in temporary hours of 12% in 2003. A reduction in bill rates of 2% in local currency has been accepted, allowing the building of relationships for the future.

Operating income before amortisation increased by EUR 80 or 19% to EUR 511 in 2003 from EUR 431 in 2002. Operating income before amortisation in local currency showed a stronger increase of 22%. The increase in operating income before amortisation is due to improved operating efficiency from reductions in general and administrative costs. This efficiency was mainly achieved by reducing the number of full time equivalents by 7% in 2003 compared to 2002.

Ajilon Professional Division

Net service revenues of the Ajilon Professional Division contributed 10% and 11% to total net service revenues in 2003 and 2002, respectively. Revenue declined by EUR 274 or 15% to EUR 1,590 in 2003 from EUR 1,864 in 2002. In local currency the decline was 4%.

Revenues are primarily generated in Europe and North America and declined in 2003 compared to 2002 by 10% and 21%, respectively. However, when measured in local currency the year on year declines in Europe and North America were 3% and 7%, respectively. Revenues in North America are derived mainly from the United States and revenues in Europe are primarily derived from the United Kingdom.

Ajilon focuses on temporary placement in the information technology, clerical, engineering, and finance sectors, accounting for 53%, 14%, 14%, and 13% of the divisions net service revenues in 2003, respectively. Information technology continues to suffer from the fall out of the collapse of the stock market bubble in 2000 with a decline in net service revenues of 4% measured in local currency. The finance sector has also shown significant weakness with a decline in net service revenues of 13% measured in local currency.

Operating income before amortisation increased by EUR 6 or 14% to EUR 51 in 2003 from EUR 45 in 2002. In local currency the increase was 35% with the greatest improvement being achieved in Europe.

Despite the reduced volume, operating income before amortisation increased due to the effect of further improvements to the cost structure. This was achieved through a 12% reduction of headcount. Additionally, branch offices were consolidated, resulting in a 7% reduction in the number of branches.

LHH Career Services Division

Net service revenues of the LHH Career Services Division contributed 1% to total net service revenues in 2003 down from 2% in 2002. Top-line growth in the LHH Career Services Division is counter-cyclical —revenues tend to increase as the world economy declines. Net service revenues declined by EUR 70 or 25% to EUR 212 in 2003 from EUR 282 in 2002. In local currency revenues decreased by 11% primarily due to the downturn in demand for outplacement services in the United States as the economy there slowly recovered throughout the year.

Operating income before amortisation decreased by EUR 27 or 29% to EUR 67 in 2003 from EUR 94 in 2002. In local currency, operating income decreased by 15% as the opportunity to reduce cost in line with such a significant revenues reduction is limited during a period of sluggish economic recovery.

e-HR Services & Others Division

The e-HR Services & Others Division has only been presented as a separate division since 2002 and earns its revenues in Europe. jobpilot provided the most significant contribution to the net service revenues of the e-HR Services & Others Division since acquisition in May 2002. Net service revenues of the e-HR Services & Others Division was EUR 25 in 2003, an increase of EUR 11 due to the inclusion of a full year’s revenues for jobpilot in 2003. The operating loss before amortisation was EUR 5 in 2003 versus a loss of EUR 12 in 2002. The jobpilot operations were sold in April 2004.

Information by geographical areas

During 2003, the Adecco Group generated 64% of its net service revenues in Europe, 24% in North America, 10% in Asia Pacific and 2% in the Rest of the World. For 2002, the comparable percentages were 61%, 26%, 10% and 3%.

The Adecco Group saw revenues decline in its two largest regions, Europe and North America, mainly due to negative currency fluctuations. Revenues in Europe decreased by 1%; in North America revenues decreased by 15%. However, in local currencies, revenues were flat in Europe and increased in North America by 1%. In Asia Pacific revenues increased by 1%, but increased by 10% measured in local currency. In the Rest of the World revenues decreased by 16%, but in local currency increased by 9%.

Outlook

2003 saw an inflection point in the global economy. Labour markets began to improve and the management of the Adecco Group anticipates that this trend will continue. Further, as the economy improves, a greater demand for more flexible labour is anticipated. In the shorter term it is expected that the increased demand for more flexible labour will result in increased hours sold in the primary markets. In the longer-term, this additional demand for flexible labour should provide the impetus needed for several countries to relax their temporary labour laws. In this environment of increased demand, management believes the Adecco Group will be able to recover increased wages through corresponding increases in billing rates.

It is expected that the cyclical nature of the temporary staffing markets will continue. However, management of the Adecco Group also believes the trend of increased reliance on temporary labour will continue. In the short-term, management of the Adecco Group believes there will be increased demand for temporary staffing in the finance, information technology and general staffing markets, but there will likely be a decrease in the demand for outplacement services. In the long-term, management of the Adecco Group believes that the need for outplacement services will increase due to anticipated increases in merger and acquisition activities in the marketplace. Management of the Adecco Group is striving for long-term revenue growth through increased penetration of labour markets and market share gains.

Management of the Adecco Group believes that gross margin levels will stabilise, as anticipated increases in wages and costs of temporary labour will be passed on to customers given the growing demand for temporary labour. The increase of operating expenses is anticipated to be at a slower rate of growth than the expected increases in net service revenues. There will be an increase in operating expenses due to investments in improvement of internal controls, ongoing costs of current investigations, and increased auditing fees related to the 2003 audit. In the long-term, management of the Adecco Group anticipates operating income margins will continue to improve towards its overall objective of 5% of operating income as a percentage of net service revenues.

Results of Operations—Year Ended December 29, 2002 compared to Year Ended December 30, 2001

        Net service revenues

Net service revenues for the Adecco Group was EUR 17,098 in 2002, representing a decrease of EUR 936 or 5% from consolidated net service revenues of EUR 18,034 in 2001. In local currency, consolidated net service revenues decreased 3%. The revenue reduction is mainly due to a decrease in service hours provided to customers, pricing pressure and the weakening of foreign currencies offset by growth in the LHH Career Services Division. The decrease in revenues was partially offset by the acquisition of jobpilot in May 2002, which added approximately EUR 14 to net service revenues in 2002.

The Adecco Staffing Division, Ajilon Professional Division, and LHH Career Services Division accounted for 87%, 11%, and 2% of total net service revenues in 2002, respectively. This compares to 85%, 13% and 1% for these divisions in 2001, respectively. The e-HR Services & Others Division contributed less than 1% to net service revenues for both years.

The Adecco Staffing Division incurred a 2% decrease in temporary hours sold which resulted in a 1% decrease in total net service revenues on a local currency basis. In Euro, net service revenues decreased by 3% for the Adecco Staffing Division. This decrease was mainly due to a weak temporary staffing market in Europe, partially offset by improvements in the Asia Pacific and the Rest of World operations.

Net service revenues for the Ajilon Professional Division decreased in Euro by 22% in 2002 compared to 2001. In local currency, net service revenues decreased 20%. The decrease was most significant in the information technology and finance markets, where net service revenues decreased in Euro by 21% and 40%, respectively. These decreases are reflective of the global weakening of the information technology and finance markets in 2002 compared to 2001.

        Gross profit

Gross profit decreased by 10% or EUR 337 to EUR 3,050 from EUR 3,387 in 2001. In local currency, gross profit decreased 8% in 2002. Gross margin as a percentage of consolidated net service revenues decreased to 17.8% in 2002 from 18.8% in 2001. This reduction primarily resulted from a combination of lower prices, mainly in the temporary placement business, greater slowdown in the higher margin professional services and lower volume from permanent placement activities offset by the growth in the LHH Career Services Division benefiting from the economic environment. The decrease reflects an adverse general trend in the staffing industry, mainly as a result of price pressure and aggressive competition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, which consists primarily of personnel costs, office administration, rent and marketing expenses and bad debt expense, decreased EUR 9 or 0.3% in 2002 to EUR 2,599 from EUR 2,608 in 2001. When measured in local currency these expenses increased by 2%. The increase in selling, general and administrative expenses on a local currency basis is mainly attributable to an increase in bad debt expense of EUR 51 to EUR 89 in 2002 compared to EUR 38 in 2001, an increase in litigation claims with former employees in Latin America, and an increase in system integration costs in Germany. These increases were partially offset by decreases in personnel expenses obtained through a 3% reduction in headcount. Bad debt expense increased in 2002 due to weaker economic conditions, which resulted in a greater number of bankruptcies and the deteriorating experience in collecting from selected customers. The increase in bad debt expense was primarily in the United States and Latin America. During 2002, the Adecco Group continued to adjust the size of the branch network to market conditions resulting in an overall 2% reduction of branches, primarily in the United States and the Netherlands.

Amortisation of intangibles

Amortisation of intangibles in 2002 amounted to EUR 5 compared to EUR 731 in 2001. Effective on the first day of fiscal year 2002, the Adecco Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, which no longer requires the amortisation of goodwill to earnings. In 2001, amortisation of goodwill before any tax effect was EUR 724. Prior to 2002, goodwill was amortised over five years.

Interest expense

Interest expense was EUR 100 in 2002 compared to EUR 146 in 2001, a decrease of EUR 46. This decrease was primarily due to the net repayment of debt of EUR 397 during the year and the decrease of interest rates on a global basis.

Interest income and other non-operating expenses, net

Interest income and other non-operating expenses, net, which include interest income, foreign exchange gains and losses, and other non-operating expenses, net, decreased by EUR 3 in 2002 to EUR 8 compared to EUR 11 in 2001. The decrease was mainly attributable to a decrease in other non-operating expenses, net of EUR 10 to EUR 8 in 2002 compared to EUR 18 in 2001 and a decrease in foreign exchange loss of EUR 2 to EUR 12 in 2002 compared to EUR 14 in 2001, offset by a decrease in interest income of EUR 9 to EUR 12 for 2002 compared to EUR 21 for 2001.

Provision for income taxes

In 2002 the provision for income taxes decreased by EUR 72 to EUR 96 compared to EUR 168 in 2001 mainly due to lower taxable income and a change in the geographical income mix. The effective tax rate was 28%. The pre-tax losses in 2001 included amortisation of goodwill amounting to EUR 724, of which EUR 536 was non-tax deductible. The evolution in the effective rate resulted, in part, from goodwill not being amortised for financial reporting purposes, in accordance with the Adecco Group’s adoption of SFAS No. 142, “Goodwill and Other Intangibles Assets”, as a considerable portion of the Adecco Group’s goodwill was non-deductible for tax purposes.

Net income

Net income for 2002 increased to EUR 242 compared to a net loss of EUR 282 in 2001. Fiscal year 2001 includes the cumulative effect of change in accounting principle, net of tax for the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, of EUR 5.

Divisional performance

Adecco Staffing Division

Net service revenues of the Adecco Staffing Division contributed 87% and 85% to total net service revenues in 2002 and 2001, respectively. Net service revenues of the Adecco Staffing Division decreased EUR 456 or 3% to EUR 14,938 in 2002 from EUR 15,394 in 2001. In local currency the decline was 1%. The decrease was mainly impacted by the global weak economy, which resulted in lower volume in 2002 compared with 2001. Net service revenues increased in Asia Pacific by 3%, but declined in Europe by 3%, North America by 4%, and in the Rest of the World declined by 12%. Net service revenues measured in local currency declined in Europe by 3%, remained unchanged in North America and increased in Asia Pacific and the Rest of the World each by 10%. Temporary hours sold decreased in 2002 to 976 million hours from 995 million hours in 2001. This decrease was primarily in France, partially offset by increases in the United States and Japan.

The largest operations for the Adecco Staffing Division in 2002 are in France, the United States, and Japan, which account for 38%, 21%, and 8% of the net service revenues of the division, respectively. Net service revenues in France was EUR 5,658 in 2002, compared to EUR 5,944 in 2001. This decrease of EUR 286 is generally due to a weak economy where companies have continued to trim their workforce and along with the use of temporary services. Temporary hours sold in France have decreased by 8% to 321 million hours in 2002 compared to 348 million hours in 2001. Offsetting this decrease is a 3% increase in bill rates in 2002 for the French operations, which corresponds with a 3% increase in wages.

Revenues in the United States declined EUR 106 or 3% to EUR 3,199 in 2002 from EUR 3,304 in 2001. In local currency, revenues increased by 1%. This increase was primarily due to a 2% increase in temporary hours sold offset by a 1% decrease in bill rates in local currency.

In Japan, net service revenues were relatively flat at EUR 1,140 for 2002 compared to EUR 1,136 in 2001. On a local currency basis, revenues increased by 9% in 2002. This increase is primarily due to an 8% increase in temporary hours sold and a 1% increase in bill rates on a local currency basis.

Operating income before amortisation declined by EUR 219 or 34% to EUR 431 in 2002 from EUR 650 in 2001. In local currency the decrease was 33%, led by decreases in North America and the Rest of the World and partially offset by the increase in the Asia Pacific area. The decrease in operating income before amortisation is due to the lower volumes, lower margin and the semi-fixed nature of the cost basis, given the extensive branch network. In 2002, the result was also affected by a significant increase of workers’ compensation expense in North America due to the worsening of the market and an increase of claims and the higher than expected bad debt expense.

Ajilon Professional Division

Net service revenues of the Ajilon Professional Division contributed 11% and 13% to total net service revenues in 2002 and 2001 respectively. Revenue of the Ajilon Professional Division declined EUR 514 or 22% to EUR 1,864 in 2002 from EUR 2,378 in 2001. In local currency the decline was 20%. Revenues are primarily generated in Europe and North America and declined in 2002 compared to 2001 by 16% and 27% respectively. Measured in local currency the year on year declines in Europe and North America were 16% and 25% respectively.

Operating income before amortisation declined by EUR 99 or 69% to EUR 45 in 2002 from EUR 144 in 2001. In local currency the decrease was 68%.

In 2002, net service revenues declined due to the decrease of both the number and average price per permanent placement and also the weak information technology and finance markets, which account for 53% and 15% of the division’s net service revenues in 2002, respectively. The information technology market was particularly weak in the United Kingdom and the United States. The decline in operating income before amortisation is due to the significant decrease in revenues partially offset by cost cutting measures initiated in 2001 that involved both a reduction in headcount and branches.

LHH Career Services Division

Net service revenues of the LHH Career Services Division contributed 2% and 1% to total net service revenues in 2002 and 2001 respectively. Net service revenues of the LHH Career Services Division increased slightly by EUR 21 or 8% to EUR 282 in 2002 from EUR 261 in 2001. In local currency revenues increased by 13%, achieved by growth in the United States where the majority of business is derived from. Top-line growth in the LHH Career Services Division is counter-cyclical, as revenues tend to increase as the world economy declines.

Operating income before amortisation increased by EUR 7 or 9% to EUR 94 in 2002 from EUR 87 in 2001. In local currency, operating income increased by 15%.

e-HR Services & Others Division

The e-HR Services & Others Division has only been presented as a separate division beginning in 2002 and earns its revenues mainly in Europe. jobpilot provides the most significant contribution to the net service revenues of the e-HR Services & Others Division since acquisition in May 2002. Net service revenues of the e-HR Services & Others Division were EUR 14 in 2002. The operating loss before amortisation was EUR 12 in 2002.

Information by geographical areas

During 2002, the Adecco Group generated 61% of its net service revenues from Europe, 26% in North America, 10% in Asia Pacific and 3% in the Rest of the World. For 2001, the comparable percentages were 60%, 28%, 9% and 3%.

The Adecco Group saw revenues decline in its two largest regions namely Europe and North America. Revenues in Europe decreased by 4%; in North America revenues decreased by 9%; in Asia Pacific revenues increased by 2% and in the Rest of the World revenues decreased by 12%.

In Europe revenues measured in local currency declined by 4%, in North America revenues in local currency declined by 5%. In the Asia Pacific region revenues in local currency increased by 8% and in the Rest of the World revenues in local currency increased by 10%.

Liquidity and Capital Resources

Cash needed to finance the Adecco Group’s operations has primarily been generated through operating activities and existing multicurrency credit facilities, credit line facilities, bank overdrafts and the issuance of bonds. Barring unforeseen events, the Adecco Group’s management believes that the ability to generate cash from operations and additional liquidity resources available are sufficient to support business expansion and to meet financial commitments, as discussed in the debt and credit facility covenants section below.

Year Ended December 28, 2003 compared to Year Ended December 29, 2002

In the ordinary course of business, the principal funding requirements of the business are to finance working capital and capital expenditures. Additionally, the Adecco Group may utilise available cash resources for acquisitions including the repurchase of franchise businesses. As of December 28, 2003, the Adecco Group had cash and cash equivalents of EUR 571 compared to EUR 212 as of December 29, 2002, an increase of EUR 359. The Adecco Group also had short-term investments of EUR 403 at December 28, 2003 compared to EUR 1 at December 29, 2002, an increase of EUR 402. These increases were primarily due to additional long-term borrowings net of issuance costs of EUR 580 and cash flow from operations of EUR 455 in 2003, offset by repayments of long-term borrowings of EUR 74 and net decrease in short-term debt of EUR 167. The additional borrowings were entered into to strengthen the overall financial condition and support the long-term growth strategy of the Adecco Group.

Cash flows from operating activities increased slightly to EUR 455 in 2003 from EUR 445 in 2002. Cash flows used in investing activities increased to EUR 440 in 2003 from EUR 182 in 2002. Cash flows from financing activities were a net inflow of EUR 365 in 2003 compared to a net outflow of EUR 398 in 2002.

Cash flows from operating activities

Cash flows from operations are derived from receipts of cash from customers, net of payments to temporary personnel, regulatory authorities, employees and other operating disbursements. Cash receipts are dependent on general business trends, foreign currency fluctuations and cash collections measured by accounts receivables turnover (“DSO”). DSO varies significantly based on market practices in different countries. In general, an improvement of DSO reduces the balance of accounts receivables resulting in cash inflows from operating activities. Conversely, collection or related accounts receivable from customers may be considerably delayed, resulting in rising working capital requirements during periods of growth or worsening of collection terms. Cash disbursement activity is predominantly associated with scheduled payroll payments to the temporary personnel, and the Adecco Group has limited flexibility to adjust its disbursement schedule.

While net income increased by EUR 63 in 2003 to EUR 305 from EUR 242 in 2002, cash flows from operations increased by only EUR 10 to EUR 455 in 2003 compared to EUR 445 in 2002. This was mainly attributable to an increase in trade accounts receivable of EUR 199 in 2003 compared to a decrease in 2002 of EUR 28. This was offset by an increase in accounts payable and accrued expenses of EUR 90 in 2003 compared to a decrease of EUR 1 in 2002 and a non-cash add back to income for deferred income taxes of EUR 68 in 2003 compared to a reduction of EUR 33 in 2002.

The primary reasons for the change in trade accounts receivable of an increase of EUR 199 in 2003 compared to a decrease of EUR 28 in 2002 were an increase in business and the worsening DSO to 60 days in 2003, compared to 59 days in 2002, which was an improvement over 2001.

Accounts payable and accrued expenses changed to an increase of EUR 90 in 2003 from a decrease of EUR 1 in 2002. Due to the early Adecco Group fiscal year end as of December 28, 2003, significant amounts of periodic payments to vendors and authorities were executed subsequent to the year end.

The non-cash reconciling items for deferred income taxes changed to an add back of EUR 68 in 2003 from a reduction of EUR 33 in 2002 primarily due to an increase in the valuation allowance against deferred tax assets in the U.S and the reversal of temporary differences in France.

Cash flows used in investing activities

Net cash used in investing activities for 2003 was EUR 440 compared to EUR 182 in 2002. In 2003 this cash outflow was related primarily to the purchase of available-for-sale securities of EUR 178 and term deposits of EUR 225. This compares to purchases of available-for-sale securities of EUR 1 in 2002. Additionally, the Adecco Group had net capital expenditures of EUR 52 in 2003 compared to EUR 101 in 2002. Capital expenditures were mainly for the purchase of computer equipment and furniture, capitalised software and cost for leasehold improvements related to branch openings and refurbishment in both 2003 and 2002. The Adecco Group had cash inflows of EUR 23 in 2003 relating to the settlement of non-hedge qualifying derivative instruments. In 2002 there was an additional cash outflow for the acquisition of jobpilot AG, for a purchase price of EUR 60 net of EUR 12 cash acquired.

Cash flows from financing activities

Net cash provided by financing activities for 2003 was EUR 365 compared to a net outflow of EUR 398 in 2002. This fluctuation is primarily related to an increase in long-term debt net of issuance costs of EUR 580 in 2003 compared to an increase of EUR 393 in 2002. Repayments of long-term debt were EUR 74 in 2003 versus EUR 365 in 2002. Additionally net short-term debt repayments decreased to EUR 167 in 2003 from EUR 425 in 2002. The Adecco Group also paid dividends of EUR 75 in 2003 as compared to EUR 128 in 2002. Finally, cash flows from financing also include cash flows related to qualifying hedge instruments of EUR 84 in 2003 and EUR 105 in 2002 and the change in the long-term portion of accounts receivables securitisation.

Year Ended December 29, 2002 compared to Year Ended December 30, 2001

As of December 29, 2002, the Adecco Group had cash and cash equivalents of EUR 212 compared to EUR 373 respectively as of December 30, 2001.

Cash flows from operating activities

Net cash flow from operating activities decreased EUR 484 to EUR 445 in 2002 compared to EUR 929 in 2001. The decrease reflects principally the decrease of business and profit in 2002 as evidences by the EUR 337 decrease in gross profit to EUR 3,050 in 2002 compared to EUR 3,387 in 2001. Additionally, in 2002 the operating assets and liabilities generated a cash outflow of EUR 19 while in 2001 they generated an inflow of EUR 333. This difference is mainly attributable to trade accounts receivable, including sold receivables, amounts advanced (paid) under the securitisation facilities and accounts payable and other accrued expenses.

The net change in accounts receivable, including receivables sold plus amounts advances (paid) under securitisation facilities was EUR 3 in 2002 compared to EUR 334 in 2001. This change is mainly due to the impact of increased business on the balance of fourth quarter 2002 receivables. This was partially offset by an improvement in DSO, which was 59 days as of December 29, 2002 compared to 63 days as of December 30, 2001.

Cash disbursement activity is predominantly associated with scheduled payroll payments for its temporary personnel, and the Adecco Group has limited flexibility to adjust its disbursement schedule. Accounts payable and accrued expenses changed to a decrease of EUR 1 in 2002 compared to a decrease of EUR 25 in 2001. Depending on the date of the fiscal year end, certain payments may occur prior to year-end in one period and subsequent to year-end in other periods.

Cash flows used in investing activities

Net cash expended in investing activities for 2002 was EUR 182, related primarily to fixed assets additions of EUR 105 and the acquisition of jobpilot AG, for a purchase price of EUR 60 net of EUR 12 cash acquired. Cash flows used in investing activities during 2001 of EUR 348 included expenditures for fixed assets of EUR 197 and the purchase price of EUR 120 to acquire the minority interest of Olsten Norway. Investments in fixed assets mainly comprise the purchase of computer equipment and furniture, capitalised software and cost for leasehold improvements related to branch openings and refurbishment.

Cash flows from financing activities

Net cash used in financing activities for 2002 was EUR 398, primarily related to net decreases in short-term debt of EUR 425 and the annual payment of dividends of EUR 128. For 2001, net cash used in financing activities was EUR 526. In 2002 there was a net decrease in short-term debt of EUR 151. On a net basis, long-term debt decreased by EUR 293 and the annual payment of dividends was EUR 121. Other financing activities include the change in the long-term portion of accounts receivables securitisation. Cash flows related to certain hedging transactions amounted to EUR 105.

Capital resources

As of December 28, 2003, the Adecco Group’s total capital resources amounted to EUR 3,408, comprising EUR 1,856 in debt and EUR 1,552 in equity, excluding treasury stock. Consolidated short-term debt as of December 28, 2003 was EUR 377 and EUR 228 as of December 29, 2002. The carrying amount of long-term debt was EUR 1,479 as of December 28, 2003 and EUR 1,335 as of December 29, 2002 and includes long-term notes, convertible notes, convertible bonds and straight bonds. The borrowings are unsubordinated, unsecured and denominated in Swiss francs, U.S. dollars or Euros and the maturity dates range from 2004 to 2013. For additional information see Note 7 to the Consolidated Financial Statements.

Net debt, including off-balance sheet debt from accounts receivable securitisation of EUR 36 and EUR 59 in 2003 and 2002, respectively, net of long-term proceeds not yet received, was reduced by EUR 491 to EUR 918 as of December 28, 2003, primarily through cash flow generated from operations. Total long-term debt and short-term debt was EUR 1,856 at December 28, 2003 compared to EUR 1,563 at December 29, 2002.

As of the end of March 2003, the Adecco Group refinanced the then existing CHF 1,000 multi-currency revolving credit facility (“existing facility”). The new multicurrency revolving credit facility (“new facility”) issued by a syndicate of banks permits the borrowings up to a maximum of EUR 580. The new five-year facility has been used for general corporate purposes including refinancing of advances and letters of credit outstanding under the existing facility. The interest rate is based on LIBOR plus a margin, which varies depending on the debt-to-EBITDA ratio. As of December 28, 2003 EUR 162 had been drawn from the new facility in the form of letters of credit. See “—Debt and credit facility covenants” below for a discussion of the recent waiver obtained from the lenders under the new facility.

On August 26, 2003 Adecco Financial Services (Bermuda) Ltd., a fully owned subsidiary of the Adecco Group, issued CHF 900 (EUR 582) unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The proceeds of these bonds are for use outside of Switzerland for general corporate purposes to further strengthen the Adecco Group’s financial condition and support its long-term strategy. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on August 26, 2010, at the accreted principal amount. The Adecco Group may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds will be convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S.A. would issue an additional 9,523,809 shares, if not converted, the Adecco Group would pay a redemption price of up to 116.05% of the principal amount of the bonds.

On May 24, 2004 the Adecco Group repaid all outstanding principal and interest on guaranteed notes due 2004-2007. These notes had an outstanding principal balance at December 28, 2003 of EUR 28.

Debt and credit facility covenants

The multicurrency revolving credit facility entered into in March 2003 contains certain covenants including, but not limited to certain covenants to maintain debt-to-EBITDA ratios as well as to provide audited consolidated financial statements of the Adecco Group within 120 days from fiscal year-end. Due to the reasons discussed in the Financial Reporting Delay section, the Adecco Group was not able to issue audited consolidated financial statements within 120 days from the fiscal year-end. On April 30, 2004, the Adecco Group entered into a waiver agreement with the syndicate of banks issuing the credit facility extending the deadline to June 18, 2004. The audited consolidated financial statements were released on June 1, 2004.

Income taxes

The Adecco Group has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Adecco Group is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes could, in a future period, have a significant impact on cash flows.

Credit ratings

The Adecco Group has had long-term credit ratings from Moody’s and Standard & Poor’s since November 1999. At December 28, 2003, the Adecco Group had a Standard & Poor’s rating of BBB+ and a Moody’s rating of Baa2. In January 2004, Standard & Poor’s and Moody’s downgraded the long-term credit ratings to BBB- and Baa3, respectively. In April 2004 Standard & Poor’s and Moody’s again downgraded the long-term credit ratings to BB+ and Ba1, respectively. On June 14, 2004, Standard & Poor’s changed the Adecco Group’s watch implications to positive from negative.

Contractual Obligations

Contractual cash obligations are as follows:

	Payments Due By Period
EUR Millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations	43	43	—	—	—
Long-term debt obligations	1,813	334	772	125	582
Operating leases	534	144	199	113	78

Total	2,390	521	971	238	660

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

Foreign Currencies and Derivative Financial Instruments

The Adecco Group is exposed to market risk, primarily related to foreign exchange, interest rates and equity market risk. These exposures are actively managed by the Adecco Group’s treasury function in accordance with written policies approved by the Board. The Adecco Group’s objective is to minimise, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Adecco Group’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures.

The Adecco Group uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. An additional discussion of these interest rate swaps is located in Note 12 to the Consolidated Financial Statements.

Given the global nature of the Adecco Group’s business, this results in exposure to foreign exchange movements, primarily in the currencies of the United States, United Kingdom, Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Adecco Group enters into various contracts, such as foreign currency contracts and cross currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets and commitments. An additional discussion of the forward contracts is located in Note 12 to the Consolidated Financial Statements.

Research and Development

The Adecco Group’s research and development efforts are concentrated on developing and updating its training systems and employee selection programs. Expenditures for research and development are not material.

Off-Balance Sheet Arrangements

In March 2000, the Adecco Group entered into a securitisation agreement with a multi-seller conduit administered by an independent financial institution. This represents the Adecco Group’s only off-balance sheet arrangement. The terms of the agreement allow periodic transfers of undivided percentage ownership interests in a revolving pool of the Adecco United Kingdom trade receivables. Under the terms of the agreement, which expires at the end of June 2004, the Adecco Group may transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit must purchase from the SPE an undivided ownership interest of up to GBP 65 (EUR 93), of those receivables. The SPE has been structured to be separate from the Adecco Group, but is wholly owned and consolidated by the Adecco Group. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE’s receivables. The Adecco Group services the receivables transferred to the SPE and receives a servicing fee. Under the terms of the agreement, the conduit pays the SPE the face amount of the undivided interest at the time of purchase and on a monthly basis, this sales price is adjusted, resulting in payments by the SPE to the conduit of an amount that varies based on the underlying commercial paper rate and the length of time the sold receivables remain outstanding.

The Adecco Group accounts for the SPE’s sale of undivided interests in SPE’s receivables to the conduit, as sales under SFAS No. 140. The Adecco Group had transferred receivables to SPE of GBP 85 (EUR 121) and GBP 71 (EUR 110) as of December 28, 2003 and December 29, 2002, respectively, in which the SPE had sold GBP 36 (EUR 51) and GBP 53 (EUR 82) of undivided interests to the conduit. As of December 28, 2003 and December 29, 2002, the Adecco Group’s retained interest in the SPE’s receivables are classified in trade accounts receivable in the Adecco Group’s consolidated financial statements at its face amount of GBP 49 (EUR 70) and GBP 18 (EUR 28) respectively, net of the Adecco Group’s allowance for doubtful accounts of GBP 3 (EUR 5) and GBP 1 (EUR 1), respectively, on the receivables transferred to the conduit. In addition, SPE has a long-term receivable of GBP 11 (EUR 16) and GBP 15 (EUR 23) as of December 28, 2003 and December 29, 2002, respectively, from the conduit representing the portion of the sold receivables for which the Adecco Group has not yet received cash. The Adecco Group recorded an expense of GBP 1 (EUR 2) and GBP 2 (EUR 3) on sale of the receivables to the conduit during 2003 and 2002, respectively. As of December 28, 2003, the Adecco Group was in compliance with all financial covenants concerning the United Kingdom securitisation. The securitisation agreement has been terminated and on May 13, 2004 the Adecco Group repaid the outstanding balance.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Adecco S.A.’s articles of incorporation provide that the Board may consist of at least five and no more than nine members at any time. As approved at the annual Shareholders Meeting on April 17, 2002 each director is elected for a term of office of one year and may be re-elected. A director may be appointed or removed only by a resolution of the shareholders of Adecco S.A. at a general meeting. The Board currently consists of nine members, each of whom has been elected by the shareholders of Adecco S.A.

Under Swiss law, a majority of the members of the Board of a Swiss company must be citizens of Switzerland or an EU or EFTA country and be domiciled in Switzerland. Adecco S.A. has been granted exemption from this requirement.

The Board is ultimately responsible for the management and policies of the Adecco Group and establishes the principles of strategy, accounting, organisation and financing to be used by the Adecco Group. The Board also appoints the senior management of the Adecco Group.

The members of the Board as of the date of this Annual Report are as follows:

Name	Position	Term	Service since
John Bowmer	Chairman and Director (Executive Chairman since January 15, 2004)	2004	April 2002
Philippe Foriel-Destezet	Director	2004	August 1996
Yves Perben	Director	2004	August 1996
Andreas Schmid	Director	2004	April 1999
Ernst Tanner	Director	2004	April 2000
Conrad Meyer	Director	2004	May 2001
Christian Jacobs	Director	2004	April 2002
Philippe Marcel	Director	2004	April 2002
Miguel Alfageme	Director	2004	April 2002

John Bowmer [1] (1944)	• Chairman of the Board; member of the Board since April 2002; term of office ends at the day of the General Meeting of Shareholders 2004.

•	British nationality.

•	Studied at Keele University, England, and graduated with a degree in Economics and Politics; holds a Masters degree from the London Graduate School of Business Studies.

•	Chief Executive Officer of the Adecco Group from August 1996 to April 2002, when he became Chairman of the Board. Chief Executive Officer of Adia from January 1992 to August 1996. Zone Manager for Adia’s Asia Pacific operations from 1989 to 1991.

•	Board memberships: CP Ships, Canada (Member)[3].

•	Other functions: Regional Advisory Board of London Business School (Member).

Miguel Alfageme [1] (1963)	• Member of the Board since April 2002; term of office ends at the day of the General Meeting of Shareholders 2004.

•	Spanish nationality.

•	Degree in Business Administration from ICADE (Universidad Pontificia Comillas), Spain.

•	Until his Board appointment in 2002, Mr Alfageme had been a member of the Executive Committee for the Adecco Group since 1998 as General Manager Southern Europe and Latin America. Before he had been General Manager Spain since 1990. Mr Alfageme was previously with the BNP Group.

•	Board memberships: Adecco Foundation for Labour Integration (Member); Adecco Iberia S.A. (President of Honour).

Philippe Foriel-Destezet [2](1935)	• Member of the Board since August 1996; term of office ends at the day of the General Meeting of Shareholders 2004.

•	French nationality.

•	Graduated from HEC Paris; Chevalier de la Légion d’Honneur.

[1]	Executive member of the Board.
[2]	Non-executive member of the Board; has not been a member of the management of the Adecco Group in the three financial years preceding fiscal year 2003 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.
[3]	Listed Company.

[1]	Executive member of the Board.
[2]	Non-executive member of the Board; has not been a member of the management of the Adecco Group in the three financial years preceding fiscal year 2003 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.
[3]	Listed Company.

•	Founder of Ecco S.A. in France in 1964. Joint Chairman of the Board of Adecco S.A. from August 1996 to April 2002.

•	Board memberships: Akila Finance S.A., Luxembourg (Chairman); Securitas AB, Sweden (Member until April 2004)[3], Carrefour S.A., France (Member until April 2004)[3].

Christian Jacobs [2] (1962)	• Member of the Board since April 2002; term of office ends at the day of the General Meeting of Shareholders 2004.

•	German nationality.

•	PhD in Law; Studied Law and Business Administration at the Universities of Freiburg in Breisgau and Munich, Germany and Aix-en-Provence, France.

•	Partner in the law firm White & Case, Hamburg; previously a partner with attorneys Huth Dietrich Hahn in Hamburg. Practised corporate, capital markets, antitrust and European law with Büsing, Müffelmann & Theye in Bremen.

•	Board memberships: KJ Jacobs AG, Zurich (until March 31st, 2004: Chairman); Barry Callebaut AG, Zurich (Member)[3]; Stollwerck AG, Germany (Chairman)[3]; Stiftung der Deutschen Kakao- und Schokoladenwirtschaft, Germany (Member); Berlin Co. KG AA, Germany (Vice Chairman); Jacobs Foundation, Zurich (since April 1st, 2004: Chairman); INFRONT Sports & Media AG, Zug (Vice Chairman until June 2004); Banco Continental, Panama (Member until April 2004).

Philippe Marcel [1] (1953)	• Member of the Board since April 2002 ; term of office ends at the day of the General Meeting of Shareholders 2004.

•	French nationality.

•	Graduated from EM Lyon France.

•	Until his board appointment in 2002, Mr. Marcel was a member of the Senior Management Team of the Adecco Group. In the Executive Committee he was Zone Manager for France, Morocco and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

•	Board memberships: Adecco France (Chairman), Adecco Germany (Chairman), April Group, France (Member)[3], GL Events, France (Member)[3].

Conrad Meyer [2] (1949)	• Member of the Board since May 2001; term of office ends at the day of the General Meeting of Shareholders 2004.

•	Swiss nationality.

•	Graduated in Business Administration from the University of Zurich. Full Professor of Accounting, Control and Risk Management and Director of the Institute of Accounting and Control at the University of Zurich.

•	Board memberships: Neue Zürcher Zeitung AG, Zurich (Chairman); ATAG Asset Management, Basel (Chairman); KJ Jacobs AG, Zurich (Member); The Swiss Accountancy Academy, Zurich (Member); Board of the Prince of Liechtenstein Foundation, Liechtenstein (Member).

•	Other functions: President of the Commission of the Swiss Accounting and Reporting Recommendations (ARR); President of the Panel of Experts for Reporting Requirements at SWX Swiss Exchange.

Yves Perben [2] (1940)	• Member of the Board since August 1996; term of office ends at the day of the General Meeting of Shareholders 2004.

•	Swiss and French nationality.

•	Graduated in Business Administration from the HEC, Paris (MBA). Graduated in Political Sciences and International Relations at the IEP Paris (MA). Qualified as a Chartered Public Accountant at the D.E.C.S.

•	Chairman and CEO of Corpofina-Geneva. Previously, Mr Perben worked with Corpofina-Paris, Indosuez (Corporate Banking), Paribas (Corporate Banking) and Unilever Group.

•	Board memberships: UEB—United European Bank (Switzerland), Geneva (Member of the Board and Member of the Audit Committee); Qualis SCA, Paris (Member of the Supervisory Board).

Andreas Schmid [2] (1957)	• Member of the Board since April 1999; term of office ends at the day of the General Meeting of Shareholders 2004.

•	Swiss nationality.

•	Masters degree in Law from the University of Zurich, Switzerland.

•	CEO of Barry Callebaut AG from 1999 to 2002, having previously been CEO of Jacobs AG and before that the President of the Mövenpick Consumer Goods Division.

•	Board memberships: Barry Callebaut AG, Zurich (Chairman)[3]; Kuoni Reisen Holding AG, Zurich (Chairman)[3]; Unique Flughafen Zurich AG (Chairman)[3]; Stollwerck AG, Germany (Member)[3].

Ernst Tanner [2] (1946)	• Member of the Board since April 2000; term of office ends at the day of the General Meeting of Shareholders 2004.

•	Swiss nationality.

•	Graduated from business school in Switzerland; completed studies at Columbia University, New York, and Harvard University, Cambridge, United States.

•	Since 1993, CEO of Chocoladefabriken Lindt & Sprüngli AG, Kilchberg, Switzerland, and since 1994 Chairman of the Board and CEO of Lindt & Sprüngli[3]. Before 1993 Mr. Tanner was with Johnson & Johnson for 25 years.

•	Board memberships: The Swatch Group AG, Biel (Member)[3]; Credit Suisse Group, Zurich (Member)[3]; Zürcher Handelskammer, Zurich (Member).

[1]	Executive member of the Board.
[2]	Non-executive member of the Board; has not been a member of the management of the Adecco Group in the three financial years preceding fiscal year 2003 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.
[3]	Listed Company.

The senior management of the Adecco Group is as follows:

Jérôme Caille (1967)	• French nationality.

•	Graduated from EM Lyon France.

•	CEO of the Adecco Group since April 2002 and President of the Adecco Staffing Division since October 2001. General Manager of Adecco Italy and Adecco Greece from 1997 to October 2001. Management positions with Adecco Spain from 1991 to 1997.

Jim Fredholm (1952)

(from June 2004)	• United States nationality.

•	Graduated from the University of Texas in the United States with a Bachelor of Business Administration in Accounting and Finance. Certified Public Accountant U.S. since 1981.

•	Mr Fredholm joins the Adecco Group in June 2004 from Deutsche Post World Net (“DPWN”), where he served for seven years, most recently as Managing Director of the STAR Program, and Global Integration Officer of DHL. Mr Fredholm was Chief Financial Officer of the Swiss listed global logistics group DANZAS from 1997 until 2002. Between 1987 and 1997, he worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield. Prior to 1987 Mr Fredholm worked in the high-tech industry in several international finance roles based in Germany, the United Kingdom and the United States.

Andres Cano (1962)

(January to May 2004)	• Spanish nationality.

•	Graduated from ICADE (Universidad Pontificia Cornillas), Spain in 1986 with a Bachelor in Economic Sciences and Business Administration; holds a Masters in Business Administration from Madrid Business School, Spain/University of Houston, United States.

•	Chief Financial Officer ad interim of the Adecco Group from January to May 2004, prior to this Mr Cano was Senior Vice President Controller Adecco Group. Before this he held positions as Finance Director of Adecco Staffing, Finance Director for Southern Europe and Latin America and Finance Director of Adecco T.T. (Spain) 1994 to 2003.

Felix A. Weber (1950)

(until January 2004)	• Swiss nationality.

•	Graduated from the University of St Gallen in Switzerland in Finance and with a PhD in Marketing.

•	Chief Financial Officer of the Adecco Group from February 1998 to January 2004, President of the e-HR Services Division since December 2002, Mr. Weber held Associate and Partner positions with McKinsey & Company, Switzerland from 1986 to 1998. Before 1986 CEO Swiss Aluminium South Africa and previously head of Sales and Marketing with Swiss Aluminium Limited. Mr Weber commenced his career with Asea Brown Boveri AG.

•	Board membership: Syngenta AG, Basel (Member); Glacier AG (Cablecom Group), Zurich (Member).

Stephen G. Harrison

(1939)	• United States nationality.

•	MBA with honours from the University of Cincinnati, United States.

•	In addition to his current role as Adecco Group Chief HR Officer, Steve Harrison has been named Chief Compliance Officer of the Adecco Group, reporting directly to the Audit and Finance Committee of the Board of Adecco S.A.

•	Until February 2004: CEO of the LHH Career Services Division of the Adecco Group (since November 2001), and president of Lee Hecht Harrison (since 1986). Previously, Mr Harrison was a partner with the Center for Diagnostic Medicine in New York and spent 14 years at Tenneco, specialising in labour relations and HR management.

•	Board membership: Jobs for America’s Graduates (Member Executive Committee).

Luis Sánchez de León (1963) (until June 30, 2004)	• Spanish nationality	• Graduated in Economic Science from the University Complutense, Madrid.

•	Chief Sales, Marketing and Business Development Officer of the Adecco Group since November 2001. Sales and Marketing Director of Southern Europe and Latin America from 1995 to 2001. Sales and Marketing Director of Adecco Spain from 1993 to 1995. Regional Manager of Adecco Spain from 1990 to 1993.

•	Prior to 1990, Mr Sánchez de León was a Regional Controller for Southern Europe and Latin America with Rhône-Poulenc, Paris.

Ray Roe (1945)	• United States nationality.

•	Bachelor of Science from United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, U.S.

•	Ray Roe has been appointed in January 2004 as Chief Executive Officer of the Adecco Group’s North American operations, including Adecco Staffing, Ajilon and Lee Hecht Harrison, reporting to Jérôme Caille. Prior to this he was the President and Chief Executive Officer of Ajilon, responsible for all facets of Ajilon world-wide, including both the Professional Staffing and Managed Service business lines in North America, United Kingdom, Continental Europe and Asia Pacific.

•	Chief Executive Officer Adecco Asia Pacific from July 1998 to May 2002. Chief Operating Officer Lee Hecht Harrison U.S. from 1993 to July 1998.

•	Mr Roe commenced his career with the U.S. Army, retiring as a Brigadier General in 1993 after 26 years.

The Adecco Group is not aware of any family relationship between any of the members of the Executive Management.

Changes to Senior Management

In 2003 there were no changes to senior management of the Adecco Group. In the course of 2004, changes to senior management occurred as described in the above table.

Following Felix Weber’s resignation as the Adecco Group’s CFO in January 2004, Andres Cano, until then Controller of the Adecco Group, acted as CFO ad interim. Since June 2004, Jim Fredholm has been CFO of the Adecco Group.

Compensation

The aggregate amount of compensation recognised by the Adecco Group during 2003 for its nine directors and the five members of senior management as a group was EUR 8.5. Annual bonuses are based on corporate performance, primarily in relation to profitability and business performance which are established at the beginning of the year. Bonuses are expressed as a percentage of base salary. During 2003, members of the Board were granted 285,000 options at an exercise price of CHF 60.00 and with a duration until expiry of six to ten years.

Swiss law requires the Adecco Group to disclose the highest total sum of compensation and stock option allotments conferred to a member of the Board. The highest total compensation expense relating to a member of the Board during 2003 was a salary paid of EUR 1.2. The highest stock option allotment conferred to a member of the Board during 2003 was 100,000 options (granted to two members of the Board).

See Note 11 in the accompanying Consolidated Financial Statements for further information on total amounts set aside or accrued by the Adecco Group to provide pension and similar benefits.

One executive member of the Board, in the case of not being re-elected as a Board member, is entitled to continue as an advisor to the Adecco Group until December 31, 2005 and to receive until this date, remuneration equal to the current amount paid to him in his role as Director immediately prior to his not being re-elected.

One executive member of the Board, in the case of not being re-elected as a Board member, is entitled to receive until June 30, 2005 continued remuneration, equal to 50% of the current amounts and, in the case of being terminated as an employee other than for cause, is entitled to receive a severance payment equal to six months base salary.

One executive member of the Board, in the case of not being re-elected as a Board member, is entitled to receive until April 30, 2005 continued remuneration, equal to current amounts.

In case their functions within the Adecco Group cease, the above-mentioned executive members of the Board are entitled to hold and vest stock options beyond the dates foreseen in the applicable stock option plan.

Board Practices

The Audit and Finance Committee of the Board of Directors consists of Conrad Meyer as Chairman, Philippe Foriel-Destezet, and Andreas Schmid. The Audit and Finance Committee’s primary responsibility under its terms of reference is to assist the Board in carrying out its responsibilities as they relate to the Adecco Group’s accounting policies, internal controls and financial reporting practice. It is primarily responsible for the adequacy of the following functions:

•	timely financial reporting and fair presentation of the Adecco Group’s financial condition, results of operations, cash flows as well as future commitments

•	compliance with pertinent laws and regulations and internal policies

•	active oversight role with respect to the internal audit function

•	monitoring the corporate control processes through internal auditing

•	liaising authority on behalf of the Board with the external auditors

•	financial planning, including finance strategy and treasury policy.

The Nomination and Compensation Committee of the Board consists of Yves Perben as Chairman, Philippe Foriel-Destezet, Christian Jacobs and Ernst Tanner. The Nomination and Compensation Committee, under its terms of reference, is primarily responsible for the adequacy of the following functions:

•	establishing a compensation policy for the Adecco Group

•	reviewing and approving the goals and objectives relevant to Senior Executives’ compensation

•	evaluating Senior Executives’ performance

•	providing recommendations to the Board with respect to incentive compensation plans and equity based plans

•	establishing principles for the selection of candidates for election or re-election to the Board.

The NYSE requires Adecco S.A., which under the applicable SEC rules qualifies as foreign private issuer, to disclose the elements of significant differences between home country corporate governance practices and of material non-compliance with United States rules on corporate governance. This information is published on the Internet at: <http://nyse.adecco.com>.

Employees

The Adecco Group’s employees worldwide totalled 28,081 at December 28, 2003, 29,603 at December 29, 2002, and 30,383 at December 30, 2001. The following table shows the number of employees by geographical segments for the three years December 28, 2003, December 29, 2002, and December 30, 2001 :

Geographical Segment	2003	2002	2001
Europe	18,017	18,621	19,027
North America	5,948	6,585	6,830
Asia Pacific	2,705	2,816	2,927
Rest of World	1,412	1,581	1,599

Total	28,081	29,603	30,383

During 2003, the Adecco Group had up to 650,000 temporary workers employed at worldwide client locations each day. The Adecco Group believes that relations with its employees are good.

Share Ownership

The common shares owned indirectly by Philippe Foriel-Destezet are disclosed in “Item 7. Major Shareholders and Related Party Transactions”. The remaining members of the Board and the senior management of the Adecco Group, beneficially owns less than 1% of the ordinary shares as of December 28, 2003. As of December 28, 2003, the Board and the senior management of the Adecco Group held a total of 5,908,416 options over the common shares of Adecco S.A. These options were granted under several existing plans.

Stock Option Plans

The Adecco Group has several stock option plans whereby employees and directors receive the option to purchase shares. There are global and country specific plans in place, or country specific needs and circumstances may amend the global plans. Some stock options granted under the plans are non-tradable and some are tradable on the SWX Swiss Exchange. Tradable options are granted to employees or directors of the Adecco Group and give the optionee a choice of selling the option on the SWX Swiss Exchange or exercising the option to receive common stock of Adecco S.A. If the option holder chooses to sell the option on the open market, options may be held by persons who are not employees or directors of the Adecco Group. The trading of the tradable options is managed by a Swiss bank.

The Board determines who shall be granted options and the size of the option grant for each option holder. Additionally, the Board or a delegate of the Board issues an option grant certificate that sets out the numbers of shares comprising the option, the exercise price and conditions as well as the date of granting. The exercise price for one share is fixed at the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods and are subsequently exercisable over a number of years. Options may be exercised at any time within the exercise period except for limitations set forth in the Adecco Group Insider Trading Statement of Policy or by regulatory authorities.

All un-vested options granted under the plans shall lapse and be void immediately upon giving or being given notice of termination on employment contract, withdrawing or being withdrawn from the Board or ceasing to be an employee or a director for any other reason except certain cases such as death, injury, sickness or disability, sale, merger or reorganisation (other than an Adecco Group internal transaction) or in case of country specific legal obligations. Any non-exercised options vest immediately in the event Adecco S.A. is no longer listed on any stock exchange and its common stock is not publicly traded. There are no rights in respect to dividends to the option holder. The Board may modify, amend, suspend or discontinue the plans. During 2002, certain employees and members of the Board had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment is terminated. 1,004,916 options were modified and a compensation cost of EUR 5 was recorded in selling, general and administrative expenses. No options were modified in 2003. The Adecco Group changed to the fair value method of accounting for stock-based employee compensation in 2003.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of June 1, 2004, and December 31, 2003, 18.3% and 11.7% of the outstanding Adecco S.A. shares were held by Akila Finance S.A. (Luxembourg) (which is owned by Mr. Foriel-Destezet) and KJ Jacobs AG, Switzerland, respectively. Akila Finance S.A. held the following percentage of Adecco S.A. shares: End of 2002: 18.3%, end of 2001: 18.3% and end of 2000: 19.3%. KJ Jacobs AG held the following percentage of Adecco S.A. shares: End of 2002: 15.2%, end of 2001: 18.5% and end of 2000: 20.1%. Through his beneficial ownership in shares of Adecco S.A. and through his position on the Board, Mr. Foriel-Destezet has substantial influence over the management and operations of the Adecco Group and participates in the formulation, determination and direction of business policies. All of KJ Jacobs AG’s and Akila Finance S.A.’s shares are entitled to vote in the general meetings of shareholders with one vote per share.

Adecco S.A. has been notified that as of May 14, 2004, Capital Group Companies, Inc., Los Angeles, USA, held 9,536,196 shares or 5.1% of the issued shares, with voting rights limited to 5 % of the issued shares.

The Adecco Group is not aware of any other person who beneficially owns more than 5% of Adecco S.A. shares. Adecco S.A.’s articles of incorporation limit the voting rights of acquirers to no more than 5% of Adecco S.A. shares. The abolishment of such limitation is being submitted to the upcoming General Meeting of Shareholders of Adecco S.A.

The Adecco Group is not aware of any voting agreements between its major shareholders.

Item 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 — “Financial Statements”.

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

Legal Proceedings

From time to time, the Adecco Group is subject to litigation. With the exception noted below, all litigation pending against the Adecco Group relates to matters that have arisen in the ordinary course of business. The Adecco Group believes that this litigation will not have a materially adverse effect on its consolidated financial condition or results of operations.

Following the Adecco Group’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, eight class action lawsuits were commenced in the United States against Adecco S.A. and certain of its current and former directors and officers alleging violations of Sections 10(b) and

20(c) of the Exchange Act in connection with public disclosures made by the Adecco Group between March 2000 and January 2004 regarding its earnings and operating results. The class action lawsuits, which have been consolidated under In re Adecco S.A. Securities Litigation, No. 04-CV-0129-L(JFS) pending in the United States District Court for the Southern District of California, seek an unspecified amount of damages on behalf of purchasers of Adecco S.A.’s securities. To date, there has been little activity in these cases. The Adecco Group intends to defend these actions vigorously.

The SEC is conducting an informal inquiry concerning the events leading up to the Adecco Group’s January 2004 announcement. The Adecco Group is cooperating fully with the SEC.

The United States Department of Justice issued a grand jury subpoena for a variety of the Adecco Group’s books and records. The Adecco Group’s response to that subpoena has been delayed by agreement while the Adecco Group provides information to the SEC. The Adecco Group intends to cooperate fully with the Department of Justice.

The Swiss Stock Exchange (the “SWX”) instituted two preliminary investigations concerning possible violations of its rules on ad hoc publicity in connection with the Adecco Group’s January 2004 announcement and the Adecco Group’s compliance with applicable accounting and regular financial reporting requirements. The SWX subsequently instituted a formal investigation relating to its rules on ad hoc publicity as the preliminary investigation indicated that a violation of such rules could not be excluded. The Adecco Group is cooperating fully with the SWX.

The Swiss Federal Banking Commission (the “FBC”) has instituted an investigation into trading in securities of the Adecco Group in advance of the Adecco Group’s January 2004 announcement. The Adecco Group is cooperating fully with the FBC.

At this stage, the Adecco Group is unable to predict the timing or resolution of these class action lawsuits and regulatory investigations. The resolution of certain of these matters could have a material adverse effect on the Adecco Group’s consolidated financial condition, results of operations or cash flows.

Significant Changes

Other than the matters set forth in Note 19 to the Consolidated Financial Statements (“Subsequent Events”), there have been no significant changes since December 28, 2003.

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

On March 16, 2000, Adecco S.A. ADSs began trading on the New York Stock Exchange (“NYSE”) under the symbol “ADO.” In connection with the stock split in May 2001, the deposit agreement among Adecco S.A., the depository, and the holders of American Depository Receipts issued thereunder (the “ADRs”) evidencing ADSs was amended such that, following the split, each ADS represented one-fourth of one Adecco S.A. post-split share deposited with Morgan Guaranty Trust Company of New York.

The information presented in the table below represents, for the periods indicated, (i) the reported high and low sales prices quoted in Swiss francs for Adecco S.A. shares on the Swiss Exchange, (ii) the reported high and low sales prices quoted in Euros in for Adecco S.A. shares on the Euronext Premier Marché, and (iii) the high and low sales prices for the ADSs in U.S. dollars on the NYSE. Fluctuations in the exchange rate between the Swiss franc, the Euro and the U.S. dollar affect the U.S. dollar equivalent of the Swiss franc and the Euro price of Adecco S.A. shares on the Swiss and Paris Stock Exchanges and, as a result, affect the market price of the ADSs.

	Price per Adecco S.A. share in(1)
	CHF		USD		EUR
Year	High	Low	High	Low	High	Low
1999	125.30	59.90	19.70	10.80	78.00	37.50
2000	150.00	95.70	25.91	14.19	94.90	63.00
2001	116.00	49.60	17.78	11.90	76.70	34.00
2002	110.50	35.60	16.80	5.98	75.00	23.50
2003	82.95	34.70	16.11	6.60	53.50	23.65

2002
First Quarter	110.25	86.90	16.45	13.05	73.90	58.65
Second Quarter	110.50	85.50	16.80	14.10	75.00	58.10
Third Quarter	88.00	47.80	14.55	8.14	60.15	32.00
Fourth Quarter	69.00	35.60	10.90	5.98	46.81	23.50

2003
First Quarter	57.00	34.70	10.25	6.60	39.11	23.65
Second Quarter	60.55	38.40	11.62	7.15	39.22	26.04
Third Quarter	77.65	55.00	13.60	10.40	49.77	35.53
Fourth Quarter	82.95	65.50	16.11	12.56	53.50	42.45

Most Recent Six Months
December 2003	82.30	77.00	16.11	15.39	53.50	49.30
January 2004	83.05	52.80	17.03	10.35	52.75	33.79
February 2004	67.60	62.00	13.69	12.43	42.87	39.40
March 2004	70.90	64.30	13.90	12.57	45.16	40.99
April 2004	73.35	57.95	14.36	11.12	46.70	37.45
May 2004	61.25	55.80	12.21	10.84	40.07	36.43

(1)	The per share data is historic and has been adjusted for the 10 for 1 common share stock split and ADS ratio change of 5 to 1 in May 2001.

Item 10. ADDITIONAL INFORMATION

Purpose of the Company

Adecco S.A. is registered with the trade register of the Canton of Vaud, Switzerland, under number CH-550-1005691-8. Adecco S.A.’s objective and purposes are stipulated in article 2 of its articles of incorporation, which reads in its English translation:

The objective and purpose of the corporation is the acquisition and management of financial holdings of whatever form in service, commercial, financial and industrial enterprises and companies in Switzerland and abroad and, in particular, in enterprises and companies supplying employees, or providing supervision, inspection or consulting services. The Adecco Group may grant loans to such enterprises and companies and conduct all such operations as have a bearing on the above mentioned purpose, including borrowing money and acquiring real estate.

Conflict of Interest

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation have a specific provision on conflict of interests. However, the Swiss Code of Obligations contains a provision, which requires directors to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care. Breach of this provision may result in the personal liability of the directors towards the corporation. The directors’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care require that a director abstain from voting in case of a conflict of interest. In addition Swiss law provides that payments made to shareholders, directors or any person(s) affiliated with any of them, other than at arm’s length must be repaid to Adecco S.A. if the person(s) has/have acted in bad faith.

Directors

Pursuant to Article 21 of the articles of incorporation, the Board is authorised to pass resolutions concerning all matters, which are not reserved by law or by the articles of incorporation to other governing bodies. The members of the Adecco S.A. Board are elected for one year and may be re-elected.

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation contain a specific provision regarding the compensation to be paid to the directors. However, Swiss law recognises the right of the directors to receive compensation fixed by the Board itself. The compensation must adequately reflect the time spent, contribution made and responsibility of each director. Swiss law does not require that the compensation of each director be disclosed to the public. For disclosure of total sum and highest individual sum of compensation, see Item 6 — “Compensation”.

Within the Boards’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care, the Board is free to borrow money on behalf of Adecco S.A.

Adecco S.A.’s articles of incorporation do not contain any age limits for directors.

Swiss law requires that any director of a Swiss corporation must be a shareholder of such corporation. Holding of a single share complies with this requirement.

Capital Structure

Adecco S.A.’s capital structure as of the dates indicated below was as follows:

CHF in millions	Issued Shares		Issued Participation Certificates		Authorised Capital		Conditional Capital
	Shares	Amount	Certificates	Amount	Shares	Amount	Shares	Amount
December 31, 2000	185,513,430	185.5	49,000	—	—	—	12,267,760	12.3
Changes	785,268	0.8	—	—	19,000,000	19.0	214,732	0.2
December 30, 2001	186,298,698	186.3	49,000	—	19,000,000	19.0	12,482,492	12.5
Changes	571,282	0.6	(49,000)	—	—	—	9,477,838	9.5
December 29, 2002	186,869,980	186.9	—	—	19,000,000	19.0	21,960,330	22.0
Changes	288,420	0.3	—	—	—	—	(288,420)	(0.3)
December 28, 2003	187,158,400	187.2	—	—	19,000,000	19.0	21,671,910	21.7

Shareholders Rights and Shareholders Meetings

There is no provision in the articles of incorporation or under Swiss law requiring a quorum for the holding of a shareholders’ meeting. Holders of at least a majority of Adecco S.A. common shares represented in the general meeting must vote in favour of a resolution in order for such resolution to be adopted. In addition, in order to adopt resolutions regarding:

•	Changes to Adecco S.A.’s corporate purposes;

•	The creation or rescission of provisions in the Adecco S.A. articles of incorporation requiring a qualified quorum or majority for resolutions at the general meeting;

•	The creation of shares with privileged voting rights;

•	Restrictions on the transferability of registered shares;

•	An authorised or conditional increase in Adecco S.A.’s equity capital;

•	An increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;

•	Restriction or elimination of subscription rights;

•	Relocation of Adecco S.A.’s domicile; or

•	Dissolution of Adecco S.A. without liquidation,

holders of at least two-thirds of Adecco S.A. common shares represented and the absolute majority of the par value of the common shares represented at such general meeting must vote in favour of such resolution.

In addition to the powers described above, the general meeting has the power to vote on amendments to Adecco S.A.’s articles of incorporation (including to convert registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the annual report, including the statutory financial statements and the annual group accounts, and to set the annual dividend, and to grant discharge to the members of the Board from liability. In addition, the general meeting has competence in connection with the special inspection and the liquidation of Adecco S.A.

Swiss law allows any shareholder to seek information from the Board during the general meeting of shareholders provided no preponderant interests of the corporation including business secrets, are at stake and the information requested is required for the exercise of shareholders rights. Shareholders may only obtain access to the books and records of the corporation if authorised by the Board or the general meeting of shareholders. Should the corporation refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholder’s inspection and information rights prove to be insufficient, each shareholder may petition the general meeting to appoint a special commissioner who shall examine certain specific transactions or any other facts in a so-called special inspection. If the general meeting approves such a request, the corporation or any shareholder may within 30 days ask the court of competent jurisdiction at the corporation’s registered office to appoint a special commissioner. Should the general meeting deny such a request, one or more shareholders who hold at least 10% of the share capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition a court of competent jurisdiction to order the appointment of a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the Board breached the law or did not act in accordance with the corporation’s articles of incorporation. The costs of the investigation are generally allocated to the corporation and only in exceptional cases to the petitioner(s).

Under Swiss corporate law, an ordinary general meeting of the shareholders shall be held within six months after the end of each fiscal year. Extraordinary general meetings of the shareholders may be called by the Board or, if necessary, by Adecco S.A.’s statutory auditors. In addition, an extraordinary general meeting of the shareholders may be called by a resolution of the shareholders adopted during any prior general meeting of the shareholders or, at any time, by holders of common shares representing at least 10% of the share capital. Holders of Adecco S.A. common shares with an aggregate nominal value of at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next general meeting. Notice of a general meeting must be provided to the shareholders by publishing notice of such meeting in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days before the meeting. Admission to the general meeting is granted to any shareholder being registered in Adecco S.A.’s share register at the relevant record date.

The Shares and Transfer of Shares

Each Adecco S.A. common share carries one vote. A shareholder may be represented by (i) the shareholder’s legal representative, (ii) a third person who need to be a shareholder with written proxy, (iii) a corporate body of Adecco S.A., (iv) an independent proxy or (v) a depository. At a general meeting, votes are taken on a poll.

Upon request, the acquirers of registered Adecco S.A. shares are recorded in the share register as shareholders with the right to vote, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account. No person or entity including those who hold beneficial ownership through a nominee, is permitted to be registered with the right to vote for more than 5% of the registered share capital except those persons or entities who already held such shares prior to April 20, 1999. The Board of the Adecco Group has proposed that the shareholders vote to abolish this restriction at the Annual General Meeting of shareholders to be held on June 29, 2004.

The Board may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital. Registered shares held by a nominee that exceeds this limit may be registered in the share register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the share for their own account or with whom the Board has entered into a corresponding agreement. Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise, as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees, are be treated as one single person or nominee. The limitation for registration in the share register also applies to Adecco S.A. shares acquired or subscribed by the exercise of subscription, option or conversion rights.

Adecco S.A.’s articles of incorporation do not contain any provision other than the ones mentioned herein in this Item 10 which would have an effect of delaying, deferring or preventing a change in control of the company.

Liquidation and Dissolution

The articles of incorporation do not limit Adecco S.A.’s duration. Swiss law requires that any net proceeds from a liquidation of Adecco S.A., after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco S.A. Thereafter, any remaining proceeds are to be distributed to holders of Adecco S.A. common shares in proportion to the nominal value of those Adecco S.A. common shares.

The Adecco Group may be dissolved at any time by a resolution of a general meeting taken by at least two-thirds of the votes allocated to all issued shares. Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A. The court may also grant other relief. The court may at all times upon request of a shareholder or obligee decree the dissolution of Adecco S.A. if the required corporate bodies are missing. Adecco S.A. may also be dissolved by adjudication of bankruptcy.

Redemption of Share Capital

Adecco S.A.’s articles of incorporation do not contain any provision regarding the redemption of share capital. However, Swiss corporate law allows the shareholders to vote in favour of a redemption, or reduction, of share capital provided the minimal share capital required by law in the amount of CHF 100,000 is respected. Swiss law limits the amount of own shares that Adecco S.A. may hold or repurchase. Adecco S.A. may only repurchase own shares if it has freely distributable reserves to cover the purchase price and if the nominal value of the common shares to be repurchased does not exceed 10% of Adecco S.A.’s share capital. In addition, Adecco S.A. common shares repurchased by Adecco S.A. may not be voted in a general meeting. Furthermore, a special reserve must be created on the balance sheet in the amount of the purchase price of the acquired shares. Moreover, free reserves corresponding to the purchase price of the acquired shares.

Further Capital Calls by the Company

Adecco S.A.’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to the company.

Sinking Fund Provision

If the liabilities exceed the assets, the Board must notify the competent court at the registered office of Adecco S.A. thereof.

Pre-emptive Rights

Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe for any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. Any new issuance of Adecco S.A. shares or, whether for a cash or non-cash consideration, must be authorised by the shareholders in a general meeting. A resolution adopted at a general meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only. Pre-emptive rights may also be excluded or limited in accordance with Adecco S.A.’s articles of incorporation.

Mandatory Bid Rules

Pursuant to the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading, if any person acquires shares of Adecco S.A., whether directly or indirectly or acting in concert with another person, and which, added to the shares already owned exceed the threshold of 33 1/3% of the voting rights of Adecco S.A., irrespective of whether the voting rights are exercisable or not, that person must make an offer to acquire all of the listed equity securities of Adecco S.A. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a donation, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings or if an exeption is granted.

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

Results of Shareholders’ Meeting

The 2003 annual meeting of shareholders of Adecco S.A. will take place on June 29, 2004 in Lausanne, Switzerland, and the agenda items are summarised below:

1.	Presentation of the Business Report 2003, consisting of the Annual Report, the Financial Statements of Adecco S.A. and the Consolidated Financial Statements for the Business Year 2003;

2.	Presentation of the Reports of the Statutory Auditors and the Group Auditors;

3.	Approval of the Business Report 2003;

4.	Appropriation of Retained Earnings;

5.	Granting of Discharge to the Members of the Board of Directors

6.	Elections

6.1.	Board of Directors;

6.2	Re-election of Ernst & Young AG Zurich as Statutory Auditors of Adecco S.A. and Group Auditors for one year;

6.3	OBT AG, Zurich, as special auditor pursuant to Article 23, Paragraph 2 of the Articles of Incorporation for one year; and

7.	Abolishment of 5% restriction of transferability/registration and connected provisions in Article 4 of the Articles of Incorporation.

With respect to the election of new members of the Board (item 6.1 above), the Board proposes that Mr. Philippe Foriel-Destezet and Mr. Philippe Marcel be re-elected as members of the Board for a new tenure of one year ending at the next Annual General Meeting of shareholders.

The Board also proposes that Mr. Jakob Baer (as of October 1, 2004), Mr. Jürgen Dormann, Mr. Klaus J. Jacobs, Mr. Francis Mer, Mr. Thomas O’Neill, Mr. David Prince and Mr. Peter Ueberroth be elected as members of the Board for a tenure of one year ending at the next Annual General Meeting of shareholders.

Depository Agreement

ADRs evidencing ADSs are issuable by the Depository pursuant to the terms of an amended and restated deposit agreement. Only persons in whose names ADRs are registered will be treated by Morgan Guaranty Trust Company of New York, as depository, and Adecco S.A. as ADS owners and ADR holders.

An ADR holder may at any time surrender an ADR in form satisfactory to the depository for the purpose of withdrawing the whole number of deposited securities then represented by the ADSs. Upon surrender at the transfer office of the depository of an ADR, and upon payment of the fees, governmental charges and taxes provided in the deposit agreement and upon the terms and subject to the conditions of the deposit agreement and the deposited securities, an ADR holder shall be entitled to the delivery of the amount of deposited securities at the time represented by the ADSs. The depository will not accept for surrender an ADR evidencing a number of ADSs that represent rights attributable to less than a whole Adecco S.A. share.

Upon receipt of notice of any general meeting or solicitation of consents or proxies of holders of Adecco S.A. shares or other deposited securities, if requested in writing by the Adecco Group, the depository shall, as soon as practicable thereafter, mail to all ADR holders a notice containing the information included in the notice of general meeting and an explanation as to how each ADR holder may instruct the depository to exercise any right to vote held by the ADR holder. Each ADR holder at the close of business on a specified record date is entitled under the deposit agreement (subject to any applicable provisions of Swiss law, the deposited securities and the Adecco S.A. articles of incorporation) to instruct the depository as to the exercise of the voting rights, if any, pertaining to the number of Adecco S.A. shares or other deposited securities represented by the ADSs that are evidenced by the ADRs held by the ADR holder. Upon the written request of an ADR holder on the record date, received on or before the date established by the depository for this purpose, the depository has agreed that it will endeavour insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted Adecco S.A. shares so represented in accordance with these instructions. The depository has agreed not to vote Adecco S.A. shares so represented, except in accordance with these instructions. All voting rights with respect to Adecco S.A. shares will be subject to Swiss law.

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

The payment and amount of dividends on Adecco S.A. shares are subject to the recommendation of the Board and to the approval of holders of Adecco S.A. shares at the general meeting. The amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves are fixed in accordance with Swiss law and not United States generally accepted accounting principles. Under Swiss law, Adecco S.A. is required to hold its annual general meeting no later than six months after the close of its fiscal year.

Dividends paid to holders of ADSs who are United States holders generally will be subject to Swiss withholding tax. These holders may be entitled to a refund of a portion of these taxes from Swiss taxing authorities, as well as a tax credit for United States income tax liability.

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

Taxation

The following is a summary of the material Swiss tax and United States federal income tax considerations relating to the ownership and disposition of Adecco ADSs or Adecco shares.

The following is not a comprehensive discussion of all Swiss and United States tax consequences that may be relevant for United States Holders. Therefore, each United States Holder is strongly urged to consult his or her own tax advisers regarding the United States federal income and Swiss tax consequences of the purchase, ownership and disposition of Adecco ADSs or shares in light of his or her particular circumstances, including the effect of any state, local, or other foreign or domestic laws.

Swiss Taxation

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

The current income tax treaty between Switzerland and the United States, which became effective as of February 1, 1998, for withholding taxes and the regulations thereunder provide for a mechanism whereby Swiss withholding tax on dividend payments may be partially or fully refunded if certain conditions are met. An individual or corporation residing in the United States may obtain a refund of the Swiss Anticipatory Tax withheld from dividends in respect of Adecco S.A. shares, to the extent that 15% of the gross dividend is withheld as final tax (i.e. 20% of the gross dividend may generally be refunded). United States companies owning over 10% of the voting stock of Adecco S.A. may receive a refund of the Swiss Anticipatory Tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e. 30% of the gross dividend may be refunded). The full withholding will be refunded if the recipient is a recognised pension fund. The recipient of the dividend has a right to claim the refund rates described above if he (i) has a usufructuary right to Adecco S.A. shares at the time the dividend is due, (ii) is registered or has his domicile in the United States according to Article 4 of the tax treaty and (iii) proves that he is entitled to treaty benefits according to Article 22 of the tax treaty.

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

United States Taxation

Subject to the limitations described below, the following discussion describes certain material United States federal income tax consequences of the purchase, ownership and disposition of our shares to a “United States Holder.” For purposes of this discussion, a “United States Holder” is a beneficial owner of our shares or ADSs who is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as defined for United States federal income tax purposes);

•	a corporation (or other entity taxed as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election under applicable United States Treasury Regulations to be treated as a United States person.

Ownership of ADSs is treated for United States federal income tax purposes as ownership of the underlying shares represented by the ADS. Consequently, an exchange of ADSs for shares, and vice versa, is not a taxable event for United States federal income tax purposes. Unless otherwise indicated, references to shares includes ADSs, and vice versa.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to holders that are subject to special treatment, including:

•	broker-dealers or insurance companies;

•	holders who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	financial institutions or “financial services entities”;

•	holders who hold shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” with other investments;

•	holders who own or owned, directly, indirectly or by attribution, at least 10% of our voting power;

•	United States holders whose functional currency is not the dollar; and

•	holders who received shares as compensation for the performance of services.

This discussion does not consider the tax treatment of holders that are partnerships or other pass-through entities or persons who hold our shares through a partnership or other pass-through entity, nor does it consider the tax treatment of non-US holders other than to the limited extent provided under “—United States Information Reporting and Backup Withholding”. In addition, this discussion does not address any aspect of state, local or non- United States tax laws, or the possible application of United States federal gift or estate tax.

Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, owning or disposing of our shares.

Dividends. A United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our shares, including the amount of Swiss taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the United States Holder’s tax basis in the shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares. See the discussion below under “—Sale or Exchange.” Cash distributions paid by us in Swiss francs, including the amount of any taxes withheld from such distributions, will be included in the income of United States Holders at a United States dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the United States Holder, and United States Holders will have a tax basis in such Swiss francs for United States federal income tax purposes equal to such U.S. dollar value. If the United States Holder converts distributions paid in Swiss francs into U.S. dollars on the day the dividend is includible in the income of the United States Holder, the United States Holder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If the United States Holder subsequently converts the Swiss francs, any subsequent gain or loss in respect of such Swiss francs arising from exchange rate fluctuations will be United States source ordinary exchange income or loss.

Dividends paid prior to January 1, 2009 to non-corporate United States Holders who meet certain eligibility requirements (as discussed below) qualify for a reduced rate of taxation of 15% or lower if (a) our ADSs shares are readily tradable on an established securities market in the United States, or (b) we qualify for benefits under an income tax treaty, such as the United States-Switzerland Tax Treaty. Adecco S.A.’s ADSs are readily tradable on the New York Stock Exchange. Accordingly, dividends paid on our shares should qualify for the reduced rate of taxation.

A United States Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements, including certain holding period and at risk requirements. In addition, dividends paid with respect to our shares will not qualify for the reduced rate if we are a foreign investment company, a foreign personal holding company, or a passive foreign investment company, as these terms are defined for United States federal income tax purposes. Due to the nature of our activities, income and/or ownership, we do not believe we are a foreign investment company, a foreign personal holding company, or a passive foreign investment company. United States Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions of our current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

United States Holders will have the option of claiming the amount of any Swiss income taxes withheld at source or paid with respect to dividends either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Swiss income taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their United States federal income tax liability subject to limitations and restrictions discussed below.

The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the regular United States tax liability for the year attributable to foreign source taxable income. The amount of any foreign income tax which may be refunded to a United States Holder may not be claimed as a foreign tax credit. See “—Swiss Taxation.” Special rules apply to foreign tax credits associated with dividends which qualify for reduced rates of taxation as discussed above. In addition, United States Holders must meet certain holding period and at risk requirements in order to claim a credit for foreign taxes. The rules relating to the determination of the foreign tax credit are complex, and United States Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Sale or Exchange. Upon the sale, exchange or other disposition of our shares, a United States Holder generally will recognize capital gain or loss in an amount equal to the difference between such United States Holder’s tax basis in the shares, which is usually the dollar cost of such shares, and the amount realized on the sale, exchange or other disposition. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders (such rate is scheduled to increase in 2009). Gain realized by a United States Holder on a sale, exchange or other disposition of shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss realized by a United States Holder on the sale, exchange or other disposition of shares is generally allocated to United States source income. The deductibility of a loss realized on the sale, exchange or other disposition of shares is subject to limitations. A United States Holder that receives Swiss francs on the sale or other disposition of the shares will realize an amount equal to the U.S. dollar value of the Swiss francs on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A United States Holder will have a tax basis in the Swiss francs received equal to the U.S. dollar amount realized and any gain or loss realized on a subsequent conversion into U.S. dollars will be United States source ordinary income or loss.

United States Information Reporting and Backup Withholding. A United States Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on our shares and proceeds paid from the sale, exchange, redemption or other disposition of our shares. In addition, a United States Holder is subject to backup withholding (currently at a rate of 28%) on dividends paid in the United States on shares and proceeds paid from the sale, exchange, redemption or other disposition of our shares unless the United States Holder is a corporation, provides a properly completed IRS Form W-9 or otherwise establishes a basis for exemption.

A Non-United States Holder generally is not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the sale, exchange, redemption or other disposition of our shares, provided such Non-United States Holder certifies to its foreign status or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a United States Holder’s or Non-United States Holder’s United States federal income tax liability, and a United States Holder or Non-United States Holder may obtain a refund of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS.

Documents on Display

The Adecco Group is subject to the informational requirements of the United States Securities Exchange Act of 1934. In accordance with these requirements, Adecco S.A. files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which the Adecco Group is exposed are changes in foreign currency exchange rates and interest rates.

Foreign currency exchange rate risk

The table below summarises the foreign currency forward contracts outstanding at December 28, 2003 and December 29, 2002. The table presents the notional amounts (at contract exchange rates) purchased or (sold) and the weighted-average contractual foreign currency exchange rates. All forward contracts mature in less than twelve months. See Note 12 in the accompanying Consolidated Financial Statements.

To receive Swiss francs and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount CHF	Average Contract Rate	Notional Amount CHF	Average Contract Rate
U.S. Dollar	805	0.7362	770	0.6875
Euro	204	0.6467	117	0.6845
Canadian Dollar	144	1.0424	55	1.0741
Australian Dollar	76	1.0693	91	1.2380
Norwegian Kroner	40	5.3915	27	5.0244
British Pound Sterling	20	0.4614	162	0.4386
Mexican Peso	12	8.5667	12	6.8835
Danish Kroner	7	4.8284	8	5.0277
Hong Kong Dollar	6	5.6562	5	5.3676
South African Rand	6	5.1394	—	—
Israeli New Shekel	3	2.9050	3	3.2415
Thai Baht	2	33.4800	1	29.8507
Hungarian Forint	2	171.7046	2	163.9344
Czech Koruna	1	20.7900	1	21.1416
Swedish Kroner	1	5.8123	4	6.2211
Polish Zloty	1	3.0170	—	—
Slovenian Tolar	1	156.2500	—	—

To receive Euro and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount EUR	Average Contract Rate	Notional Amount EUR	Average Contract Rate
Swiss Franc	311	1.5243	64	1.4594
U.S. Dollar	231	1.1752	523	0.9994
British Pound Sterling	93	0.7030	—	—
Slovenian Tolar	—	—	1	228.4000
South African Rand	—	—	1	9.3500

To receive Australian Dollars and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount AUD	Average Contract Rate	Notional Amount AUD	Average Contract Rate
Swiss Franc	—	—	35	0.8019
Hong Kong Dollar	—	—	1	4.39

To receive U.S. Dollars and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount USD	Average Contract Rate	Notional Amount USD	Average Contract Rate
Chilean Peso	7	596.7500	6	699.0000
Euro	4	1.2032	15	1.0058
South Korean Won	2	1204.8844	1	1215.0000
Taiwan Dollar	2	34.1534	3	34.7600
Chinese Yuan Renminbi	1	8.2062	1	8.2833
Brazilian Real	1	3.0290	21	4.0012
Colombian Peso	1	2892.0000	1	2750.0000
Peruvian Nuevo Sol	1	3.5010	1	3.5270
South African Rand	1	7.315	1	9.4420
Argentine Peso	1	3.0080	—	—
Swiss Franc	—	—	8	1.4247

To receive British Pound Sterling and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount GBP	Average Contract Rate	Notional Amount GBP	Average Contract Rate
U.S. Dollar	4	1.6970	—	—
Swiss Franc	1	2.1939	—	—
Euro	—	—	5	1.5569

To receive Norwegian Kroner and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount NOK	Average Contract Rate	Notional Amount NOK	Average Contract Rate
Swiss Franc	—	—	14	0.1995

To receive New Zealand Dollars and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount NZD	Average Contract Rate	Notional Amount NZD	Average Contract Rate
Swiss Franc	2	0.7874	1	0.7310

To receive Swedish Kroner and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount SEK	Average Contract Rate	Notional Amount SEK	Average Contract Rate
Swiss Franc	—	—	3	0.1608

To receive Taiwan Dollars and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount TWD	Average Contract Rate	Notional Amount TWD	Average Contract Rate
U.S. Dollar	—	—	19	0.0286

To receive South African Rands and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount ZAR	Average Contract Rate	Notional Amount ZAR	Average Contract Rate
U.S. Dollar	—	—	9	0.1122

To receive Mexican Pesos and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount MXP	Average Contract Rate	Notional Amount MXP	Average Contract Rate
Swiss Franc	99	0.1234	—	—

To receive Singapore Dollars and pay various currencies:

	December 28, 2003		December 29, 2002
Currency (in millions)	Notional Amount SGD	Average Contract Rate	Notional Amount SGD	Average Contract Rate
Swiss Franc	5	0.7770	—	—

At December 28, 2003, the Adecco Group had short-term foreign exchange contracts outstanding with an aggregate notional amount of EUR 1,523 and an aggregate fair value asset of EUR 59. At December 28, 2003, at closing the contract position the Adecco Group would receive EUR 59. These contracts primarily hedge subsidiary financing activity with the respective gains and losses being included in interest income and other non-operating expenses, net.

Interest rate risk

The Adecco Group manages its exposure to changes in interest rates through the use of fixed and variable rate debt in a number of currencies and by utilising interest rate swaps and interest rate and cross currency swaps to hedge certain underlying debt obligations.

The information below summarises the Adecco Group’s market risks associated with debt obligations at December 28, 2003 and December 29, 2002, and should be read in conjunction with Notes 7 and 12 in the accompanying Consolidated Financial Statements. For debt obligations, the table below presents principal cash flows and related interest rates by fiscal year of maturity.

	December 28, 2003
	(EUR equivalents, in millions)
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Debt
Fixed rate	334	201	571	3	122	582	1,813	1,903
Average interest rate	1.6%	4.1%	6.3%	7.1%	6.0%	1.5%	5.0%	—
Variable rate	43	—	—	—	—	—	43	43
Average interest rate	4.5%	—	—	—	—	—	4.5%	—

	December 29, 2002
	(EUR equivalents, in millions)
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Debt
Fixed rate	14	373	219	612	9	122	1,349	1,368
Average interest rate	6.0%	1.7%	4.1%	6.3%	7.1%	6.0%	4.7%	—
Variable rate	214	—	—	—	—	—	214	214
Average interest rate	3.6%						3.6%	—

The information below summarises the Adecco Group’s market risks associated with interest rate swaps and interest rate and cross currency swaps at December 28, 2003 and December 29, 2002, and should be read in conjunction with Notes 7 and 12 in the accompanying Consolidated Financial Statements. For interest rate swaps and interest rate and cross currency swaps, the table presents the notional amounts and related interest rates by fiscal year of maturity. Weighted-average variable rates are based on current rates as of December 28, 2003 and December 29, 2002.

Interest Rate Swaps at December 28, 2003

(EUR equivalents, in millions)

	2004	2005	2006	2007	2008	Thereafter	Total
U.S. Dollar(1)
Payer swap	1.3	1.3	1.3	1.3	—	—	5.4
Pay rate (variable)	1.88%	1.88%	1.88%	1.88%	—	—	—
Receive rate (fixed)	7.14%	7.14%	7.14%	7.14%	—	—	—
U.S. Dollar
Payer swap	—	—	—	77.1	—	—	77.1
Pay rate (fixed)	—	—	—	7.07%	—	—	—
Receive rate (variable)	—	—	—	1.23%	—	—	—
U.S. Dollar
Payer swap	—	—	160.7	—	—	—	160.7
Pay rate (variable)	—	—	4.78%	—	—	—	—
Receive rate (fixed)	—	—	7.00%	—	—	—	—

	2004	2005	2006	2007	2008	Thereafter	Total
Euro
Payer swap	—	—	—	100.0	—	—	100.0
Pay rate (fixed)	—	—	—	7.32%	—	—	—
Receive rate (variable)	—	—	—	0.33%	—	—	—
Euro
Payer swap	5.5	5.9	6.4	7.0	—	—	24.8
Pay rate (variable)	2.58%	2.58%	2.58%	2.58%	—	—	—
Receive rate (variable)	1.17%	1.17%	1.17%	1.17%	—	—	—
Euro
Payer swap	60.0	—	—	—	—	—	50.0
Pay rate (fixed)	1.50%	—	—	—	—	—	—
Receive rate (variable)	2.63%	—	—	—	—	—	—
Swiss Franc
Payer swap	—	19.29	—	—	—	—	19.29
Pay rate (fixed)	—	5.30%	—	—	—	—	—
Receive rate (variable)	—	0.51%	—	—	—	—	—

Interest Rate Swaps at December 29, 2002

(EUR equivalents, in millions)

	2003	2004	2005	2006	2007	Thereafter	Total
U.S. Dollar(1)
Payer swap	1.6	1.6	1.6	1.6	1.6	—	8.0
Pay rate (variable)	2.02%	2.02%	2.02%	2.02%	2.02%	—	—
Receive rate (fixed)	7.14%	7.14%	7.14%	7.14%	7.14%	—	—
U.S. Dollar
Payer swap	—	—	—	—	92.5	—	92.5
Pay rate (fixed)	—	—	—	—	7.07%	—	—
Receive rate (variable)	—	—	—	—	1.37%	—	—

	2003	2004	2005	2006	2007	Thereafter	Total
Euro
Payer swap	—	—	—	—	100.0	—	100.0
Pay rate (fixed)	—	—	—	—	7.32%	—	—
Receive rate (variable)	—	—	—	—	1.19%	—	—
Euro
Payer swap	5.4	5.9	6.4	6.9	7.7	—	32.3
Pay rate (variable)	2.95%	2.95%	2.95%	2.95%	2.95%	—	—
Receive rate (variable)	1.39%	1.39%	1.39%	1.39%	1.39%	—	—
Euro
Payer swap	50.0	—	—	—	—	—	50.0
Pay rate (fixed)	1.50%	—	—	—	—	—	—
Receive rate (variable)	2.63%	—	—	—	—	—	—

Interest Rate and Cross Currency Swaps at December 28, 2003

(EUR equivalents, in millions)

	2004	2005	2006	2007	2008	Thereafter	Total
British Pound (GBP)/ U.S. Dollar (USD)(1)
Amount payable (GBP)	2.8	2.8	2.8	2.8	—	—	11.2
Amount receivable (USD)	2.7	2.7	2.7	2.7	—	—	10.7
Pay rate (variable, GBP)	4.85	4.85%	4.85%	4.85%	—	—	—
Receive rate (fixed, USD)	7.14%	7.14%	7.14%	7.14%	—	—	—
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	—	—	—	100.0	—	—	100.0
Amount receivable (USD)	—	—	—	75.7	—	—	75.7
Pay rate (variable, EUR)	—	—	—	0.33%	—	—	—
Receive rate (fixed, USD)	—	—	—	7.06%	—	—	—
Euro (EUR)/ U.S. Dollar (USD)(1)
Amount payable (EUR)	6.2	6.7	7.3	7.9	4.2	—	32.2
Amount receivable (USD)	4.8	5.2	5.6	6.1	3.2	—	24.8
Pay rate (variable, EUR)	1.17%	1.17%	1.17%	1.17%	1.17%	—	—
Receive rate (variable, USD)	1.23%	1.23%	1.23%	1.23%	1.23%	—	—

Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	185.1	—	—	—	185.1
Amount receivable (EUR)	—	—	187.5	—	—	—	187.5
Pay rate (fixed, CHF)	—	—	4.65%	—	—	—	—
Receive rate (fixed, EUR)	—	—	6.00%	—	—	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	209.6	—	—	—	209.6
Amount receivable (EUR)	—	—	212.5	—	—	—	212.
Pay rate (variable, CHF)	—	—	1.56%	—	—	—	—
Receive rate (fixed, EUR)	—	—	6.00%	—	—	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	158.9	—	—	—	158.9
Amount receivable (CHF)	—	—	209.6	—	—	—	209.6
Pay rate (variable, USD)	—	—	2.55%	—	—	—	—
Receive rate (variable, CHF)	—	—	1.56%	—	—	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	140.2	—	—	—	140.2
Amount receivable (CHF)	—	—	185.1	—	—	—	185.1
Pay rate (fixed, USD)	—	—	6.86%	—	—	—	—
Receive rate (fixed, CHF)	—	—	4.65%	—	—	—	—
Euro (EUR) /Swiss Franc (CHF)
Amount payable (EUR)	—	48.4	—	—	—	—	48.4
Amount receivable (CHF)	—	48.2	—	—	—	—	48.2
Pay rate (variable, EUR)	—	2.18%	—	—	—	—	—
Receive rate (fixed, CHF)	—	0.76%	—	—	—	—	—

(1)	The Swaps’ notional amounts reduces every 6 months. The maturing amount shown in the table represents this reduction.

Interest Rate and Cross Currency Swaps at December 29, 2002

(EUR equivalents, in millions)

	2003	2004	2005	2006	2007	Thereafter	Total
British Pound (GBP)/ U.S. Dollar (USD)(1)
Amount payable (GBP)	3.0	3.0	3.0	3.0	3.0	—	15.0
Amount receivable (USD)	3.2	3.2	3.2	3.2	3.2	—	16.0
Pay rate (variable, GBP)	4.67%	4.67%	4.67%	4.67%	4.67%	—	—
Receive rate (fixed, USD)	7.14%	7.14%	7.14%	7.14%	7.14%	—	—
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	—	—	—	—	100.0	—	100.0
Amount receivable (USD)	—	—	—	—	90.8	—	90.8
Pay rate (variable, EUR)	—	—	—	—	1.19%	—	—
Receive rate (fixed, USD)	—	—	—	—	7.06%	—	—
Euro (EUR)/ U.S. Dollar (USD)(1)
Amount payable (EUR)	6.2	6.7	7.3	7.9	4.2	—	32.3
Amount receivable (USD)	5.7	6.2	6.7	7.3	3.9	—	29.8
Pay rate (variable, EUR)	1.39%	1.39%	1.39%	1.39%	1.39%	—	—
Receive rate (variable, USD)	1.37%	1.37%	1.37%	1.37%	1.37%	—	—

	2003	2004	2005	2006	2007	Thereafter	Total
Euro (EUR) /Swiss Franc (CHF)
Amount payable (CHF)	—	—	—	198.1	—	—	198.1
Amount receivable (EUR)	—	—	—	187.5	—	—	187.5
Pay rate (fixed, CHF)	—	—	—	4.65%	—	—	—
Receive rate (fixed, EUR)	—	—	—	6.00%	—	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	—	224.3	—	—	224.3
Amount receivable (EUR)	—	—	—	212.5	—	—	212.5
Pay rate (variable, CHF)	—	—	—	1.93%	—	—	—
Receive rate (fixed, EUR)	—	—	—	6.00%	—	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	—	190.8	—	—	190.8
Amount receivable (CHF)	—	—	—	224.3	—	—	224.3
Pay rate (variable, USD)	—	—	—	2.76%	—	—	—
Receive rate (variable, CHF)	—	—	—	1.93%	—	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	—	168.3	—	—	168.3
Amount receivable (CHF)	—	—	—	198.1	—	—	198.1
Pay rate (fixed, USD)	—	—	—	6.86%	—	—	—
Receive rate (fixed, CHF)	—	—	—	4.65%	—	—	—

(1)	The swaps’ notional amounts reduces every 6 months. The maturing amount shown in the table represents this reduction.

At December 28, 2003 and December 29, 2002, the Adecco Group had interest rate swaps and interest rate and cross currency swaps with aggregate fair value of EUR 81 and EUR 11.

At December 28, 2003, the Adecco Group had U.S. dollar denominated interest rate caps with an aggregate nominal value of USD 200 (EUR 159). All interest rate caps mature during 2006 and have an interest rate cap at 7.75%. The fair value of the interest rate caps was not significant at December 28, 2003.

For information concerning the Adecco Group’s indebtedness, see also Note 7 in the accompanying Consolidated Financial Statements.

Credit default swaps

In connection with certain credit linked notes, the Adecco Group records credit swap derivatives whereby the Adecco Group has accepted the credit risk of a portfolio of third parties in return for a higher interest rate on certain available-for-sale securities. The credit swap derivatives are structured as first-to-default swaps whereby although the Adecco Group has accepted the credit risk of a pool of third parties, the Adecco Group would be responsible to cover the losses of the first third party to default. The notional amount of the credit derivatives is CHF 75 (EUR 48) and all of the underlying parties to which the Adecco Group has accepted the credit risk are international banks with investment grade credit quality between AA and A.

In addition, the Adecco Group has entered into a stand-alone credit default swap having a notional amount of CHF 50 (EUR 32). Similar to the swap described above, the credit default swap is structured as a first-to-default swap. The underlying parties to which the Adecco Group has accepted the credit risk are international banks with investment grade credit quality between AA and A.

At December 28, 2003, the fair value of these credit default swaps was not significant.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15. CONTROLS AND PROCEDURES

In January 2004, the Adecco Group announced a delay in the scheduled release of its consolidated financial statements for 2003 due to the identification of material weaknesses in internal controls at its North American staffing operations and the need to investigate accounting, control and compliance issues in the United States and certain other countries, including accusations made by “whistleblowers”. The Audit and Finance Committee of the Adecco Group’s Board of Directors appointed a U.S. law firm to conduct an independent investigation into the matters referred to above, and an Independent Monitor to assure the independence of the investigation. The Audit and Finance Committee subsequently appointed an independent Swiss law firm and Swiss-based accounting advisors to review certain information to which the U.S. law firm could not have access under Swiss law. The independent investigation relating to matters affecting the audit was concluded in late May 2004. No evidence demonstrating misappropriations or irregularities that would be financially significant to the Adecco Group was discovered.

Based upon its observations in the course of its audit work, Ernst & Young identified to the Audit and Finance Committee (i) certain material weaknesses relating to the financial statement close process and financial reporting, IT controls including system security, reconciliation and analysis procedures, cash application and revenue recognition in the North American staffing operations and (ii) a significant deficiency relating to the process of estimating social program liabilities in the French operations. Ernst & Young, the Adecco Group’s internal auditors and an external accounting firm appointed by the Audit and Finance Committee have identified in some other countries certain other internal control issues that are not considered material at the group level. Ernst & Young has advised the Audit and Finance Committee that some of these constitute material weaknesses or significant deficiencies at the local level.

The Adecco Group is committed to improving its internal controls and, in particular, to remedying the matters referred to above. Accordingly, the Adecco Group has taken or is currently taking the following actions and is considering whether additional actions may be appropriate:

•	The Adecco Group senior management team has been strengthened with the addition of a new Chief Financial Officer (who took office on June 1, 2004) and a Senior Vice President with responsibility for the Adecco Group’s compliance on a timely basis with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

•	The North American senior management team has been strengthened with the addition of a new President of Group Operations, a new Chief Financial Officer, a new Chief Information Officer and, for the staffing operations, a new Vice President Finance/Operations.

•	Project teams have been set up and are working, with the assistance of an external accounting firm, to improve internal controls and, in particular, remedy the matters that have been identified.

•	An internal project team has been set up and is working, with the assistance of another external accounting firm, to ensure the Adecco Group’s compliance on a timely basis with the requirements of Section 404 of Sarbanes-Oxley.

•	Global software solutions to address systems issues are continuing to be rolled-out.

•	A code of ethics for the Chief Executive Officer, Chief Financial Officer and other senior financial officers under Section 406 of Sarbanes-Oxley has been adopted, and new “whistleblower” procedures have been implemented.

•	The size of the internal audit team has been increased.

The Adecco Group’s management, with the participation of the Chief Executive Officer and new Chief Financial Officer, evaluated the effectiveness of the Adecco Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 28, 2003 (the end of the period covered by this Annual Report). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, in light of the matters referred to above, the Adecco Group’s disclosure controls and procedures are not completely effective to provide reasonable assurance that information required to be disclosed in reports the Adecco Group files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Adecco Group’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Adecco Group performed additional procedures in the preparation of its 2003 consolidated financial statements to compensate for the potential effect of such matters on its reporting. In addition, as indicated above, the Adecco Group is committed to, and is actively engaged in, remedying the matters referred to above as quickly as possible and ensuring that its disclosure controls and procedures are completely effective and additional procedures are not required.

Except as discussed above, there has been no change in the Adecco Group’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report, that has materially affected, or is reasonably likely to materially affect, the Adecco Group’s internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

The Board has determined that the chairman of the Audit and Finance Committee, Conrad Meyer, is the Audit Committee Financial Expert and meets the required criteria for this position. Since Mr. Meyer will not be continuing as a director following the June 29, 2004 Annual General Meeting of shareholders, the Adecco Group will reconstitute the Audit and Finance Committee with some new members of the Board elected at the Annual General Meeting, and the Board will assess the qualifications of the reconstituted Audit and Finance Committee in order to determine the appropriate person to serve as the new Audit Committee Financial Expert.

Item 16B. Code of Ethics

The Audit and Finance Committee adopted on April 15, 2004 a Code of Ethics that applies to the Chief Executive Officer, Chief Financial Officer and other senior financial officers. A copy of the Code of Ethics is available upon request and may be requested from the Adecco Group Secretary by means of a written request to:

Company Secretary

Adecco S.A.

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

Item 16C. Principal Accountant Fees and Services

For the fiscal year 2003, the total fee estimated as of June 15, 2004 for the Group audit of Adecco and for the statutory audits of the Adecco Group companies amounted to EUR 46. The increase in audit fees is due to additional work related to the items discussed in Item 15 — “Controls and Procedures”.

For the fiscal year 2003, additional fees of EUR 0.7 were charged for:

•	audit related services EUR 0.3, such as consultation on accounting issues and financial due diligence on potential acquisitions;

•	tax services EUR 0.3, such as tax compliance, tax advice and tax planning services; and,

•	other services EUR 0.1.

For the fiscal year 2002, the total fee for the Group audit of Adecco S.A. and for the statutory audits of the Adecco Group companies amounted to EUR 3.2.

For the fiscal year 2002, additional fees of EUR 1.1 were charged for:

•	audit related services EUR 0.6, such as consultation on accounting issues and financial due diligence on potential acquisitions;

•	tax consultations EUR 0.2, and

•	other services EUR 0.3.

The Audit and Finance Committee has adopted an audit and non-audit services pre-approval policy, which applies to the Adecco Group’s primary external auditors and any other firm serving as an auditor to any entities in the Adecco Group. This policy allows for the delegation of the pre-approval of non-audit services to be performed by the principal external auditor to a member of the Audit and Finance Committee, however, decisions made pursuant to such delegation must be presented to the full Audit and Finance Committee for approval. The policy permits the auditors to be engaged for other services provided the engagement meets the criteria of pre-approved activities and is notified to the Audit and Finance Committee or is separately pre-approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not Applicable.

Item 18. FINANCIAL STATEMENTS

(a) See pages 67, 68 and F-1 through F-36 incorporated herein by reference.

(b) Schedule II—Valuation and qualifying accounts

Item 19. EXHIBITS

EXHIBIT No.	Description

1.1(a)*	Statutes of Adecco S.A. (in French), as amended on April 16, 2003 (incorporated herein by reference to Exhibit 1.1(a) to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 24, 2003 (File No. 0-25004)).

1.1(b)*	Unofficial translation of the (Statutes) Articles of Incorporation of Adecco S.A. (in English), as amended on April 16, 2003 (incorporated herein by reference to Exhibit 1.1(b) to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 24, 2003 (File No. 0-25004)).

2.1*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.2*	Specimen of certificates representing Adecco S.A. ADSs (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)). .

2.3*	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999 (incorporated herein by reference to the Company’s Amendment No. 4 to Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 9, 2000 (File No. 33-88597)).

2.3.1*	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999 (incorporated herein by reference to Exhibit (a)(2) to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6, as filed with the Securities and Exchange Commission on April 12, 2001 (File No. 33-85256)).

2.4	Bond Purchase Agreement for CHF 900 million Zero Coupon Convertible Bonds due 2013, dated August 19, 2003, between Adecco Financial Services (Bermuda) Ltd. (as issuer), Adecco S.A. (as guarantor), and Credit Suisse First Boston, Goldman, Sachs & Co. Bank, Société Générale and BNP Paribas (as managers).

EXHIBIT No.	Description

4.1*	Paying and Conversion Agency Agreement, dated November 25, 1999, between Meridian B.V., as Issuer, and Adecco S.A., as Guarantor, of 360,000,000 1.50% Guaranteed Convertible Notes due 2004 (incorporated herein by reference to Exhibit 3.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. File No. 0-25004)).

4.2*	Indenture dated March 15, 1996 between Olsten Corporation and First Union National Bank, as Trustee, relating to Olsten’s 7% Senior Notes due 2006 (incorporated herein by reference to Exhibit 3.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. File No. 0-25004)).

4.3*	Bond Purchase and Paying Agency Agreement for 4% Bonds 1997-2005 of CHF 300 million, dated June 27, 1997, between Adecco S.A., as Borrower, and Swiss Bank Corporation acting through SBC Warburg, acting on behalf of syndicate bank underwriters (incorporated herein by reference to Exhibit 3.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 1998 (File No. File No. 0-25004)).

4.4*	Offering Circular, dated March 13, 2001, of Adecco Financial Services (Bermuda) Ltd., for EUR 400,000,000 6% Guaranteed Notes due 2006 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 25, 2001 (File No. 0-25004)).

4.5*	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, among Adecco S.A. and Adecco Coordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000 (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 24, 2003 (File No. 0-25004)).

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Jérôme Caille

12.2	Section 302 Certification of James Fredholm

13.1	Certification of Jérôme Caille pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of James Fredholm pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Ernst & Young Ltd.

*	Previously filed and incorporated herein by reference.

The total amount of long-term debt securities of the Adecco Group authorised under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of the Adecco Group on a consolidated basis. The Adecco Group agrees to furnish copies of any and all of these instruments to the Commission upon request.

ADECCO S.A.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in EUR millions)

Description	Balance at Beginning of Year	Provisions Charged to Earnings	Write- Offs	Currency Translation Adjustments	Balance at End of Year
Allowance for doubtful accounts:
Fiscal year ended:
December 28, 2003	114	44	(28)	(5)	125
December 29, 2002	114	89	(95)	6	114

Report of Independent Registered Public Accounting Firm

To the Board and Shareholders of Adecco S.A.

We have audited the accompanying consolidated balance sheets of Adecco S.A. as of December 28, 2003 and December 29, 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fiscal years then ended. Our audits also included the financial statement schedule for the two fiscal years in the period ended December 28, 2003, listed in the Index at Item 18(b). These financial statements and schedule are the responsibility of Adecco S.A.’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The consolidated financial statements of Adecco S.A. as of December 30, 2001, and for the fiscal year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 5, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adecco S.A. at December 28, 2003 and December 29, 2002, and the consolidated results of its operations and its cash flows for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the two fiscal years in the period ended December 28, 2003, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in 2003 Adecco S.A. changed its method of accounting for stock-based employee compensation. As discussed in Note 8 to the financial statements, in 2003 Adecco S.A. changed its method of accounting for asset retirement obligations.

As discussed above, the consolidated financial statements of Adecco S.A. for the fiscal year ended December 30, 2001 were audited by other auditors who have ceased operations. As described in Note 1, Adecco S.A. changed its reporting currency from the Swiss franc to the Euro in 2003 and recast its historical financial information in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”. We audited the exchange rates applied, and the arithmetic accuracy of their application, to recast fiscal 2001 amounts presented in the accompanying consolidated financial statements to Euros. In our opinion, the exchange rates used were appropriate and have been properly applied. As described in Note 17, Adecco S.A. changed the composition of its reportable segments in 2003, and, in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the 2001 disclosures in the notes to the consolidated financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 consolidated financial statements. In our opinion, such adjustments were appropriate and have been properly applied. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was adopted by Adecco S.A. as of December 31, 2001. In our opinion, the disclosures for fiscal 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of Adecco S.A. other than with respect to the aforementioned matters and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Zurich, May 28, 2004

ERNST & YOUNG LTD.

/s/ MIKE SILLS	/s/ ANCILLO CANEPA
Mike Sills Chartered Accountant (in charge of the audit)	Ancillo Canepa Swiss Certified Accountant

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

ARTHUR ANDERSEN SA

{Mike Sills} {Jane Moverley}
Mike Sills Jane Moverley

Lausanne, February 5, 2002

The Adecco Group

Consolidated Balance Sheets

In millions, except share and per share amounts

	December 28, 2003		December 29, 2002
Assets
Current assets:
- Cash and cash equivalents	EUR	571	EUR	212
- Short-term investments		403		1
- Trade accounts receivable, net		2,955		2,906
- Other current assets		308		333
Total current assets		4,237		3,452
Property, equipment and leasehold improvements, net		334		435
Other assets		440		456
Intangibles, net		11		15
Goodwill		1,284		1,462
Total assets	EUR	6,306	EUR	5,820
Liabilities and Shareholders’ Equity
Liabilities
Current liabilities:
- Accounts payable and accrued expenses:
- Accounts payable	EUR	131	EUR	130
- Accrued salaries and wages		715		689
- Accrued payroll taxes and employee benefits		633		552
- Accrued sales and value added taxes		435		415
- Accrued income taxes		289		368
- Other accrued expenses		571		661
- Total accounts payable and accrued expenses		2,774		2,815
- Short-term debt and current maturities of long-term debt		377		228
Total current liabilities		3,151		3,043
Long-term debt, less current maturities		1,479		1,335
Other liabilities		129		103
Total liabilities		4,759		4,481
Commitments and contingencies (see note 18)
Shareholders’ Equity
Common shares[1]		116		116
Additional paid-in capital		1,993		1,978
Accumulated deficit		(602)		(832)
Accumulated other comprehensive income		45		83
Less: Treasury stock, at cost		(5)		(6)
Total shareholders’ equity		1,547		1,339
Total liabilities and shareholders’ equity	EUR	6,306	EUR	5,820

[1]	Par value CHF 1 per share.

Authorised shares: 227,830,310 as of December 28, 2003 and December 29, 2002.

Issued shares: 187,158,400 and 186,869,980 as of December 28, 2003 and December 29, 2002 respectively.

Outstanding shares: 186,989,728 and 186,697,162 as of December 28, 2003 and December 29, 2002 respectively.

Treasury shares: 168,672 and 172,818 as of December 28, 2003, and December 29, 2002, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

The Adecco Group

Consolidated Statements of Operations

In millions, except share and per share amounts

	for the fiscal years ended
	December 28, 2003 (52 weeks)		December 29, 2002 (52 weeks)		December 30, 2001 (52 weeks)
Net service revenues	EUR	16,250	EUR	17,098	EUR	18,034
Direct costs of services		(13,470)		(14,048)		(14,647)
		2,780		3,050		3,387
Selling, general and administrative expenses		(2,266)		(2,599)		(2,608)
Amortisation of intangibles		(9)		(5)		(731)
Operating income		505		446		48
Interest expense		(70)		(100)		(146)
Interest income and other non-operating expenses, net		—		(8)		(11)
Income (loss) before income taxes and cumulative effect of change in accounting principle		435		338		(109)
Provision for income taxes		(127)		(96)		(168)
Net income (loss) before cumulative effect of change in accounting principle		308		242		(277)
Cumulative effect of change in accounting principle, net of tax		(3)		—		(5)
Net income (loss)	EUR	305	EUR	242	EUR	(282)
Earnings (loss) per share
- Basic	EUR	1.63	EUR	1.30	EUR	(1.52)
- Diluted		1.61		1.28		(1.52)
Earnings (loss) per share before cumulative effect of change in accounting principle
- Basic		1.65		1.30		(1.49)
- Diluted		1.62		1.28		(1.49)
Weighted-average common shares
- Basic		186,744,214		186,527,178		185,880,663
- Diluted		195,777,267		193,469,123		185,880,663

The accompanying notes are an integral part of these consolidated financial statements.

The Adecco Group

Consolidated Statements of Cash Flows

In millions, except share and per share amounts

	for the fiscal years ended
	December 28, 2003 (52 weeks)		December 29, 2002 (52 weeks)		December 30, 2001 (52 weeks)
Cash flows from operating activities
Net income (loss)	EUR	305	EUR	242	EUR	(282)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
- Depreciation		139		146		129
- Amortisation of intangibles		9		5		731
- Change in accounting principle, net of tax		3		—		5
- Allowance for doubtful accounts		44		89		38
- Stock-based compensation		6		5		—
- Investment write-downs		—		5		10
- Deferred income tax		68		(33)		(57)
- Other charges		23		5		22
Net changes in operating assets and liabilities, net of acquisitions:
- Amounts advanced (paid) under securitisation facilities		(21)		(25)		28
- Trade accounts receivable, including sold receivables		(199)		28		306
- Accounts payable and accrued expenses		90		(1)		(25)
- Other current assets		18		2		28
- Non-current assets and liabilities		(30)		(23)		(4)
Cash flows from operating activities		455		445		929
Cash flows from investing activities
Capital expenditures		(54)		(105)		(197)
Proceeds from sale of property and equipment		2		4		5
Cash purchase price for acquisitions:
- jobpilot, net of cash acquired of EUR 12		—		(60)		—
- Olsten		—		—		(120)
Purchase of available-for-sale securities		(178)		(1)		(1)
Purchase of term deposits		(225)		—		—
Cash settlements on derivative instruments		23		—		—
Other acquisitions and investing activities, net		(8)		(20)		(35)
Cash flows used in investing activities		(440)		(182)		(348)
Cash flows from financing activities
Net decrease in short-term debt		(167)		(425)		(151)
Long-term borrowings, net of issuance costs		580		393		687
Repayment of long-term debt		(74)		(365)		(980)
Dividends paid to shareholders		(75)		(128)		(121)
Common stock options exercised		9		15		21
Cash settlement on derivative instruments		84		105		35
Other financing activities		8		7		(17)
Cash flows from (used in) financing activities		365		(398)		(526)
Effect of exchange rate changes on cash		(21)		(26)		(2)
Net increase (decrease) in cash and cash equivalents		359		(161)		53
Cash and cash equivalents
- Beginning of year		212		373		320
- End of year	EUR	571	EUR	212	EUR	373
Cash paid for interest	EUR	63	EUR	78	EUR	122
Cash paid for income taxes	EUR	134	EUR	166	EUR	172
Supplemental disclosure of non-cash investing activities:
Asset retirement obligation related to implementation of SFAS No. 143	EUR	12	EUR	—	EUR	—

The accompanying notes are an integral part of these consolidated financial statements.

The Adecco Group

Consolidated Statement of Changes in Shareholders’ Equity

In millions, except share and per share amounts

	for the fiscal years ended
	Common Shares and Participation Certificates			Additional Paid-in Capital		Treasury Stock			Accumulated Deficit		Accumulated Other Comprehen- sive Income		Total Shareholders’ Equity
	Shares	Amount				Shares	Amount
January 1, 2001	185,562,430	EUR	114	EUR	1,939	(175,430)	EUR	(6)	EUR	(543)	EUR	66	EUR	1,570
Comprehensive loss:
Net loss										(282)				(282)
Other comprehensive loss, net of tax:
- Currency translation adjustment												13		13
- Unrealised gain on cash flow hedging activities												7		7
Other												(2)		(2)
Total comprehensive loss														(264)
Common stock options exercised	785,268		1		20									21
Treasury stock transactions						2,612		—						—
Cash dividends, CHF 1.00 per share										(121)				(121)
December 30, 2001	186,347,698	EUR	115	EUR	1,959	(172,818)	EUR	(6)	EUR	(946)	EUR	84	EUR	1,206
Comprehensive income:
Net income										242				242
Other comprehensive income, net of tax:
- Currency translation adjustment												16		16
- Unrealised loss on cash flow hedging activities												(10)		(10)
- Minimum pension liability adjustment												(7)		(7)
Total comprehensive income														241
Stock-based compensation					5									5
Common stock options exercised	522,282		1		14									15
Cash dividends, CHF 1.00 per share										(128)				(128)
December 29, 2002	186,869,980	EUR	116	EUR	1,978	(172,818)	EUR	(6)	EUR	(832)	EUR	83	EUR	1,339
Comprehensive income
Net income										305				305
Other comprehensive income, net of tax:
- Currency translation adjustment												(41)		(41)
- Unrealised gain on cash flow hedging activities												3		3
- Minimum pension liability adjustment												(2)		(2)
- Changes in available-for-sale securities												2		2
Total comprehensive income														267
Stock-based compensation					6									6
Common stock options exercised	288,420		—		9									9
Treasury stock transactions						4,146		1						1
Cash dividends, CHF 0.60 per share										(75)				(75)
December 28, 2003	187,158,400	EUR	116	EUR	1,993	(168,672)	EUR	(5)	EUR	(602)	EUR	45	EUR	1,547

The accompanying notes are an integral part of these consolidated financial statements.

The Adecco Group

Notes to Consolidated Financial Statements

as of December 28, 2003

In millions, except share and per share amounts

Note 1—The Business and Summary of Significant Accounting Policies

Business

The Adecco Group’s principal business is providing personnel services to companies and industry worldwide. The Adecco Group provides its services through its four Divisions: Adecco Staffing, Ajilon Professional, LHH Career Services and e-HR Services & Others.

The Adecco Staffing division focuses on providing flexible staffing solutions to a broad range of business and industry, including the automotive, banking, electronics, logistics and telecommunications sectors. Ajilon Professional division offers a range of specialised staffing and consulting businesses, with particular emphasis on the provision of information technology services, finance and accounting and high-end clerical support. LHH Career Services division provides outplacement and counselling to employees in transition, together with leadership development and organisational consulting. The e-HR Services division provides online recruitment advertising. In April 2004, from the e-HR Services division, the jobpilot operations were sold.

The Adecco Group provides these services to businesses located throughout North America, Europe, Asia Pacific, Latin America and Africa.

Basis of presentation

The consolidaled financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the provisions of Swiss law. The Adecco Group’s fiscal year ends on the Sunday nearest to December 31. For 2003, 2002 and 2001, the fiscal years each contained 52 weeks and ended on December 28, 2003, December 29, 2002 and December 30, 2001, respectively.

Change of reporting currency

In 2003 the Adecco Group changed its reporting currency from Swiss franc to Euro and recast prior periods for comparative purposes. The change in reporting currency reflects the significance of the Adecco Group operations in Euro. For the year ended December 28, 2003, 51 % of the Adecco Group revenues were generated in the Euro zone countries.

The prior periods have been recast into Euro using methodology in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” For the periods starting after January 1, 1999, monthly revenues, expenses and cash flows denominated in other currencies have been recast to Euro using average rates for the month.

Assets and liabilities denominated in other currencies have been recast to Euro using year-end exchange rates. The resulting translation adjustments of EUR 154 for 2002 and EUR 128 for 2001 have been included in shareholders’ equity as a component of other comprehensive income.

The table below describes the year-end exchange rates used to recast the financial statements from Swiss franc to Euro, expressed in Euro per Swiss franc:

	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000	Jan. 2, 2000	Jan. 1, 1999
EUR per CHF l	0.69	0.68	0.66	0.62	0.62

Adecco S.A.’s share capital is denominated in Swiss francs, and the Adecco Group will continue to declare and pay dividends in Swiss francs. The Swiss franc will also remain the currency of stock option grants since it is the functional currency of the issuing entity.

Comparative financial statements reported in Euro depict the same general trends as would have been presented if the Adecco Group had continued to present consolidated financial statements in Swiss francs.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Foreign currency translation

The Adecco Group’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information of the Adecco Group’s activities is translated from their functional currency to the Euro, the reporting currency, for inclusion into the Adecco Group’s consolidated financial statements. Income, expenses and cash flows are translated at average exchange rates during the period and assets and liabilities are translated at period-end exchange rates. Translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity.

Business transactions in foreign currencies are recorded in the statements of operations at the approximate rate applicable at the time of the transaction or the monthly average rate. Net foreign exchange losses and net hedging expenses of EUR 9, EUR 12 and EUR 14 in 2003, 2002 and 2001, respectively, have been recorded. The functional currency of the parent company, Adecco S.A., is the Swiss franc.

Principles of consolidation

The consolidated financial statements include the accounts of Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities in which Adecco S.A. has a controlling financial interest (collectively, “the Adecco Group”). The equity and net income attributable to minority shareholders’ interests, if material, are shown separately in the consolidated financial statements. All intercompany accounts and transactions have been eliminated.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51”.

As revised in December 2003, FIN 46 (R) requires an enterprise to determine whether entities in which an enterprise has an interest are variable interest entities. FIN 46 (R) requires variable interest entities to be consolidated by their primary beneficiary. Accordingly, pursuant to FIN 46 (R) entities are consolidated when the Adecco Group is considered to be the primary beneficiary in accordance with FIN 46 (R)’s transition provisions.

Investments in affiliated entities which are 50% or less owned and where the Adecco Group exercises significant influence over operations are accounted for using the equity method. Investments in which the Adecco Group is unable to exercise significant influence are accounted for under the cost method and are included in other assets.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, management evaluates its estimates, including those related to allowance for doubtful accounts, accruals and provisions, impairment of goodwill, contingencies and income taxes. The Adecco Group bases its estimates on historical experience and on various other market specific assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

The French government has instituted various social programs, including the 35-hour workweek agreement that was introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Adecco Group established provisions to cover the risk of non-compliance with this agreement during the transition period. Events in 2003 led to a change in estimate that resulted in a reduction of provisions of EUR 94, which has been included in the determination of 2003 operating income in the accompanying Consolidated Statements of Operations. This decrease resulted in an increase to basic and diluted earnings per share of EUR 0.32 and EUR 0.31, respectively.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Recognition of revenue

The Adecco Group recognises revenue from temporary personnel services, outsourcing, outplacement and other personnel services when there is persuasive evidence that an arrangement exists, services are rendered, the price is fixed and determinable and collectibility is reasonably assured. Allowances are established for estimated discounts and other adjustments. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established for non-fulfilment of permanent placement obligations. Revenues are deferred to the extent the Adecco Group has been paid for services yet to be performed.

The Adecco Group presents revenues and direct costs of services in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue as a Principal Versus Net as an Agent”. EITF Issue No. 99-19 requires the Adecco Group to record the gross amounts of its revenues and direct costs of services for arrangements whereby the Adecco Group acts as a principal in the transaction and has risks and rewards of ownership (such as the liability for the cost of temporary personnel and the risk of loss for collection and performance or pricing adjustments). Under arrangements where the Adecco Group subcontracts to others, only the fees are reported as revenues.

Marketing costs

Advertising and marketing costs totalled EUR 84, EUR 105 and EUR 172, in 2003, 2002 and 2001, respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Stock-based compensation

At the beginning of fiscal year 2003, the Adecco Group adopted the fair value method of accounting for employee stock options in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. The Adecco Group elected to use the prospective method to recognise stock-based compensation expense in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. Accordingly, the Adecco Group will continue to use the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for employee stock options granted prior to fiscal year 2003. Stock options are generally awarded to employees with exercise prices that are equal to the market price of the Adecco Group’s stock on the date of grant. For employee stock options issued under APB No. 25 prior to the adoption of the fair value method for employee stock options, the Adecco Group generally did not record compensation expense for such options except, for example, for circumstances when a modification to the outstanding option was made which required a new measurement date.

Had compensation cost for the Adecco Group’s stock-based compensation plans accounted for in accordance with APB No. 25 been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, the Adecco Group’s pro forma net income (loss) and earnings (loss) per share would have changed as follows:

	2003		2002		2001
Net income (loss):
- As reported	EUR	305	EUR	242	EUR	(282)
Add: Stock-based employee compensation expense included in reported net income (loss)		6		5
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards		(59)		(63)		(34)
- Pro forma		252		184		(316)
Basic earnings (loss) per share:
- As reported		1.63		1.30		(1.52)
- Pro forma		1.35		0.98		(1.69)
Diluted earnings (loss) per share:
- As reported		1.61		1.28		(1.52)
- Pro forma		1.34		0.98		(1.69)

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2003	2002	2001
Expected lives (in years)	5.7	5.5	3.9
Risk-free interest rate	2.05%	2.00%	3.40%
Expected volatility	49%	46%	39%
Expected dividend	CHF 0.76	CHF 1.00	CHF 1.00

The weighted-average fair value per option granted in 2003, 2002 and 2001 was CHF 33 (EUR 22), CHF 22 (EUR 15) and CHF 29 (EUR 19) per share, respectively. In 2003 the weighted-average per option value of stock options granted above the market price was CHF 18 (EUR 12), and of those stock options granted below the market price was CHF 35 (EUR 23). In prior years all stock options were granted at the market price on the date of grant.

The Black-Scholes valuation model is used to determine the fair value of options in accordance with U.S. GAAP. Management of the Adecco Group believes that this model appropriately approximates the fair value of the stock option. The fair value of the option award as calculated using the Black-Scholes model is expensed in the above pro forma disclosure on a straight-line basis over the service period, which is consistent with the vesting period.

Cash equivalents

All highly liquid instruments with an original maturity of three months or less when purchased are considered to be cash equivalents.

Short-term investments

Short-term investments consist mainly of short and medium-term bank deposits and investments in debt and equity securities. Investments with readily determined fair values are classified as available-for-sale securities and are carried at fair value. Gains and losses on available-for-sale securities are recorded as components of other comprehensive income in the accompanying Consolidated Statements of Changes in Shareholders’ Equity. However, for the portion of the security that is being hedged under a fair value hedge, the gains and losses are recorded as a component of interest and other expenses in the accompanying Consolidated Statements of Operations. Impairment is recorded when there is a decline that is other-than-temporary in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realised in the near term at a value in excess of its current market price. The Adecco Group judges whether a decline in value is temporary based on the length of time that market value has been below original cost. In 2003, the Adecco Group recorded an impairment relating to other-than-temporary declines in market value of EUR 1.

Accounts receivable

Accounts receivable are recorded at their net realisable value after deducting an allowance for doubtful accounts. Such deductions reflect specific cases and estimates based on historical evidence of collectibility. The Adecco Group accounts for the securitisation of trade accounts receivable in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The gross amount of accounts receivable sold was EUR 51 and EUR 82 as of December 28, 2003 and December 29, 2002, respectively.

Capitalised cost for internal use software

The Adecco Group capitalises internal-use software development costs in accordance with the provisions of SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

the application development stage are capitalised. Application development stage costs generally include software configuration, coding, installation and testing. Costs incurred for maintenance, testing minor upgrades and enhancements are expensed as incurred. Capitalised internal-use software development costs are included in property and equipment. Amortisation of capitalised costs commences at the time the software is placed into service on a straight-line basis over its estimated life, typically ranging from three to five years.

Property, equipment and leasehold improvements

Property and equipment are carried at historical cost and are depreciated on a straight-line basis over their estimated useful lives (three to five years for furniture fixtures and office equipment, computer equipment and software, and twenty to forty years for buildings). Leasehold improvements are stated at cost and amortised over the shorter of the lease term or the useful life of the improvement. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and intangibles

Effective the first day of fiscal year 2002, the Adecco Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill no longer be amortised to earnings, but instead, be reviewed annually for impairment. Other identifiable intangibles with finite lives continue to be amortised to earnings over their estimated useful lives. Upon the adoption of SFAS No. 142, the Adecco Group completed an initial impairment test of goodwill and found no impairment. During 2003 and 2002, the Adecco Group performed the annual impairment test and no impairment was identified.

The carrying value of goodwill is reviewed annually for impairment on a reporting unit level using a two-step impairment test. In the first step, the carrying value of the net assets (all assets including goodwill and intangibles less current liabilities) of the reporting unit is compared with the fair value of the reporting unit. If the fair value of net assets exceeds their carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of its net assets, step two needs to be performed to measure the amount of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is compared with the fair value of the reporting unit with the excess, if any, considered to be the implied goodwill of the reporting unit.

If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income.

Had the Adecco Group applied the non-amortisation provisions of SFAS No. 142 for the fiscal year ended December 30, 2001, the reported net loss of EUR (282) would have been increased to net income of EUR 369 after adding reported amortisation expense of EUR 724 and the related tax impact of EUR (73). Reported basic and diluted loss per share of EUR (1.52) would have been increased to pro forma basic and diluted earnings per share of EUR 1.99 and EUR 1.94, respectively.

Goodwill that was acquired prior to June 30, 2001, representing the excess of the purchase price over the fair value of net assets acquired, had been amortised on a straight-line basis over five years. The impairment of goodwill was assessed periodically and was based on estimated future undiscounted cash flows. Impairment of goodwill would have been recorded to the extent that the un-amortised carrying value of such goodwill exceeded the related future discounted cash flows.

In accordance with SFAS No. 142, purchased identifiable intangible assets are capitalised at acquisition cost. Intangible assets with definite lives are amortised on a straight-line basis over the estimated periods to be benefited, which is the period that the intangible asset can contribute to the cash flow of the Adecco Group. Intangible assets are amortised on a straight-line basis, generally over a period of five years.

Impairment of long-lived assets and intangible assets

The Adecco Group evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

recoverable. In such circumstances, the Adecco Group calculates the undiscounted future cash flows expected to be generated by the asset and compares that amount to the asset’s carrying amount. If the undiscounted cash flows are less than the asset’s carrying amount the asset is written down to its fair value and an impairment charge is recorded in current year earnings from operations.

Income taxes

The Adecco Group uses the liability method to account for income taxes as required by SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rules and laws that will be in effect when differences are expected to reverse. The Adecco Group records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realised. Significant estimates are required in determining income tax expense and benefits. Various internal and external factors may have favourable or unfavourable effects on the future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits, future levels of capital expenditures, and changes in overall levels of pre-tax earnings.

Earnings per share

Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities such as stock options or convertible debt were exercised or converted into common shares or resulted in issuance of common shares and would then share in the net income.

Financial instruments

The Adecco Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” in the first quarter of fiscal year 2001. The adoption resulted in a cumulative transition adjustment of EUR 5 net of tax charge to earnings, which was reported separately as a cumulative effect of change in accounting principle. The adoption did not have any effect on accumulated other comprehensive income.

In accordance with SFAS No. 133, all derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently re-measured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognising the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The Adecco Group designates derivatives, which qualify as hedges for accounting purposes as either a) a hedge of the fair value of a recognised asset or liability (fair value hedge), or b) a hedge of a forecasted transaction or firm commitment (cash flow hedge). When a derivative is designated as a hedging instrument, the Adecco Group formally documents the relationship between the derivative and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. A hedge is considered effective if at inception and during its life, the Adecco Group can expect the derivative to offset changes in either the fair value or cash flows on the hedged item within a range of 80-125%, which is supported by actual results. The amount by which the derivative does not fully offset either the changes in cash flows or fair value on the hedged item is called hedge ineffectiveness and recognised immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Adecco Group terminates hedge accounting if it is determined that the hedge is no longer effective, the derivative is sold or exercised, or the hedged item is sold or repaid.

For derivative financial instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative financial instrument as well as the changes in the fair value of the hedged item attributable to the hedged risk are recognised within the same line item in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet. If a fair value hedge is terminated, the

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

changes in fair value booked as an adjustment to the carrying amount of the hedge item are amortised to earnings over the remaining life of the instrument unless it has been sold in which case the adjustment is recognised immediately in earnings.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in shareholders’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from shareholders’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognised in earnings within foreign exchange gains and losses. If a cash flow hedge is terminated and the originally hedged items is still considered probable of occurring, the gains and losses initially recognised in shareholders’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item. If the hedged items are no longer probable of occurring, amounts recognised in shareholders’ equity are immediately transferred to earnings.

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

Asset retirement obligations

The Adecco Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” as of the first day of fiscal year 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. In subsequent periods accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised, and original asset costs are allocated to expenses over the asset’s useful life. The adoption of the standard resulted in a cumulative adjustment, net of tax of EUR 3, recorded as cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Operations. See Note 8.

Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognised and measured initially at fair value only when the liability is incurred. Furthermore, SFAS No. 146 requires that if a benefit arrangement requires employees render future services beyond a “minimum retention period”, a liability should be recognised as employees render service over the future service period. The Adecco Group adopted SFAS No. 146 as of the first day of fiscal year 2003. The adoption of the new standard did not have a material impact on the Adecco Group’s consolidated results, financial position or cash flows.

New accounting standards

During November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the required disclosures in interim and annual financial statements about obligations under certain guarantees. It also requires the recognition, at the date of inception of a guarantee, of a liability for the fair value of the obligation. The initial recognition and measurement provisions of this Interpretation were effective for guarantees issued or modified after December 31, 2002. The adoption of the initial recognition provisions of this Interpretation did not have an impact on our consolidated results and financial position.

In January 2003, the FASB issued FIN 46, which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may involve activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first reporting period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46 (R)”). The revised provisions are applicable, except for special purpose entities, no later than the first reporting period ending after March 15, 2004. The Adecco Group has completed the process of identifying all related variable interest entities. The following variable interest entities were identified:

In December 2003, the Adecco Group entered into certain credit-linked note agreements. Credit-linked notes are issued by a variable interest entity (the “Issuer”), and are secured and collateralised by corporate debt securities, held by the Issuer. The coupon on the notes is linked to the credit quality of obligations of third parties, through an embedded credit default swap, and to the movement in interest and currency exchange rates, through an embedded cross currency interest rate swap (see Note 12). The Adecco Group has determined that it is the primary beneficiary of a portion, sometimes referred to as a “silo”, of the Issuer. As a result, the assets and liabilities of the silo are fully consolidated by the Adecco Group. As of December 28, 2003 the value of the available-for-sale securities underlying the credit-linked notes reported in the accompanying Consolidated Balance Sheet was CHF 75 (EUR 48). The values of the liabilities related to credit derivatives and cross currency interest rate swaps entered into by the silo were not significant. The silo’s only obligations other then the valuation of these derivatives are to pay back the Adecco Group for the credit-linked notes, which are eliminated in consolidation. The creditors of the Issuer have no recourse to the Adecco Group.

Prior to January 2003, the Adecco Group established several Rabbi trusts held on behalf of certain former and current senior executives. It was determined that these trusts are variable interest entities, in which the Adecco Group is the primary beneficiary, and are therefore subject to consolidation by the Adecco Group. The adoption of FIN 46 (R) for entities created before January 2003 on March 15, 2004 will not materially change the current accounting treatment for these trusts. The Adecco Group’s exposure to loss is considered to be immaterial as a result of its involvement with these trusts.

The Adecco Group does not hold a significant interest in, nor is it a primary beneficiary in, any other entities that are considered to be variable interest entities under provisions of FIN 46 (R).

In connection with the above identification process the Adecco Group has concluded that the adoption of FIN 46(R) has no significant impact on the 2003 consolidated results and financial position, and no significant impact is expected on the consolidated results and financial position of fiscal year 2004.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both, liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this accounting pronouncement did not have a material effect on the Adecco Group’s results of operations, cash flows or financial position.

In December 2003, the FASB revised SFAS No. 132 (R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This Statement establishes standards on additional disclosures to those in the original Statement No. 132 about the assets, obligations, cash flows, and net periodic costs of defined benefit pension plans and other postretirement benefit plans separately for pension plans and other postretirement benefit plans. SFAS No. 132 (R) is effective for financial statements with fiscal years ending after December 15, 2003. The adoption of this standard did not have a material impact on the Adecco Group’s disclosures.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Presentation and reclassifications

In fiscal year 2003, corporate administrative expenses and assets have been shown separately from operating segment results in the disclosure by segment in Note 17 consistent with the manner in which such information is provided to management, whereas in prior years such amounts were allocated to individual segments.

Short-term investments have been separately shown in the accompanying Consolidated Balance Sheet, whereas in prior years they were included in other current assets.

In 2003, interest and other expenses are presented as one line item, while in prior years the amounts have been separately presented in the face of the accompanying Consolidated Statements of Operations. Details are disclosed in Note 13.

Other disclosures required by Swiss law

Balance sheet data	Dec. 28, 2003		Dec. 29, 2002
Prepayments and accrued income	EUR	41	EUR	45
Total non-current assets		2,069		2,368
Total accruals and deferred income		2,494		2,686
Total pension liabilities, non-current		22		25

Statements of operations data	2003		2002
Personnel expenses	EUR	1,438	EUR	1,589

The fire insurance value of the property, equipment and leasehold improvements amounts to EUR 697 and EUR 843 as of December 28, 2003 and December 29, 2002, respectively.

Note 2—Acquisitions

jobpilot acquisition

In May 2002, the Adecco Group acquired 92.9% of outstanding voting common shares of jobpilot AG (“jobpilot”), a leading supplier of on-line staffing recruitment services in Europe, for approximately EUR 58 in cash, net of EUR 12 cash acquired. The remaining outstanding voting common shares were acquired in October 2002 for approximately EUR 2, following the approval of a mandatory sale at the jobpilot Annual General Meeting in August 2002. The purchase price was funded with existing credit facilities and internal resources.

jobpilot provides an internet platform for on-line staffing and recruiting services and was acquired to expand the Adecco Group’s e-HR Services Division and provide synergies through the industry expertise acquired. The acquisition was accounted for as a purchase and the assets, liabilities and results of operations of jobpilot have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. Marketing, IT and customer-related intangibles have been valued at an estimated fair value of EUR 13. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of EUR 42 at the date of acquisition was allocated to goodwill and is not tax deductible.

Goodwill represents the Adecco Group’s cost to access the market, acquire industry expertise and to rapidly establish its e-HR Services Division.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	2002
Cash acquired	EUR		12
Current assets			10
Tangible assets			12
Other intangible assets
- Marketing (Trademarks)		3
- Customer base		9
- Technology base		1
			13
Goodwill			42
Liabilities			(17)
Total	EUR		72

Amortisable intangible assets acquired have estimated useful lives as follows: trademarks—five years, customer contracts—five years and systems technology—five years.

The results of operations of jobpilot have been included in the financial statements since the date of acquisition. The following unaudited pro forma information shows consolidated operating results as if the acquisition of jobpilot had occurred at the beginning of the fiscal year 2002 and at the beginning of the fiscal year 2001:

	2002		2001
Net service revenues	EUR	17,110	EUR	18,038
Net income (loss) from operations		233		(316)
Cumulative effect of change in accounting principle		—		(5)
Net income (loss)		233		(321)
Basic net income (loss) per share		1.25		(1.73)
Diluted net income (loss) per share		1.24		(1.73)
Basic net income (loss) per share before cumulative effect of change in accounting principle		1.25		(1.70)
Diluted net income (loss) per share before cumulative effect of change in accounting principle		1.24		(1.70)

The pro forma results include adjustments for deferred revenue, amortisation of goodwill in 2001 and intangibles, and interest expense. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

In April 2004, the jobpilot operations were sold (see Note 19).

Olsten acquisition

Subsequent to the acquisition of Olsten Corporation (“Olsten”) in March 2001, the Adecco Group acquired all the remaining shares of Olsten Personal Norden AS, a subsidiary of Olsten Corporation, that it did not already own. The purchase price was approximately EUR 120 in cash and was funded with existing credit facilities and internal resources. The goodwill recorded on purchase was EUR 127.

In connection with the Olsten acquisition, tax contingencies of EUR 7 have been resolved and recorded as a reduction of goodwill during 2001 and 2003.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Note 3—Short-Term Investments

At December 28, 2003, the Adecco Group held investments in available-for-sale securities of EUR 178 and in term deposits of EUR 225. The available-for-sale securities consist of debt securities of EUR 68, which have a maturity of between one and five years, and equity securities of EUR 110, which consist of amounts placed in funds that hold short and medium-term bonds. At December 29, 2002, the Adecco Group held investments in available-for-sale securities of EUR 1. The cost of these investments was not materially different from their fair values at December 28, 2003 and December 29, 2002.

Note 4—Trade Accounts Receivable

	Dec. 28, 2003	Dec. 29, 2002
Trade accounts receivable	EUR3,080	EUR3,020
Allowance for doubtful accounts	(125)	(114)
Trade accounts receivable, net	EUR2,955	EUR2,906

In March 2000, the Adecco Group entered into a securitisation agreement with a multi-seller conduit administered by an independent financial institution. The terms of the agreement allow periodic transfers of undivided percentage ownership interests in a revolving pool of the Adecco United Kingdom trade receivables. Under the terms of the agreement, which expires at the end of June 2004, the Adecco Group may transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit must purchase from the SPE an undivided ownership interest of up to GBP 65 (EUR 93), of those receivables. The SPE has been structured to be separate from the Adecco Group, but is wholly owned and consolidated by the Adecco Group. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE’s receivables. The Adecco Group services the receivables transferred to the SPE and receives a servicing fee. Under the terms of the agreement, the conduit pays SPE the face amount of the undivided interest at the time of purchase and on a monthly basis, this sales price is adjusted, resulting in payments by SPE to the conduit of an amount that varies based on the underlying commercial paper rate and the length of time the sold receivables remain outstanding.

The Adecco Group accounts for the SPE’s sale of undivided interests in SPE’s receivables to the conduit, as sales under SFAS No. 140. The Adecco Group had transferred receivables to SPE of GBP 85 (EUR 121) and GBP 71 (EUR 110) as of December 28, 2003 and December 29, 2002, respectively, in which the SPE had sold GBP 36 (EUR 51) and GBP 53 (EUR 82) of undivided interests to the conduit. As of December 28, 2003 and December 29, 2002, the Adecco Group’s retained interest in the SPE’s receivables are classified in trade accounts receivable in the Adecco Group’s consolidated financial statements at its face amount of GBP 49 (EUR 70) and GBP 18 (EUR 28) respectively, net of the Adecco Group’s allowance for doubtful accounts of GBP 3 (EUR 5) and GBP 1 (EUR 1), respectively, on the receivables transferred to the conduit. In addition, SPE has a long-term receivable of GBP 11 (EUR 16) and GBP 15 (EUR 23) as of December 28, 2003 and December 29, 2002, respectively, from the conduit representing the portion of the sold receivables for which the Adecco Group has not yet received cash. The Adecco Group recorded an expense of GBP 1 (EUR 2) and GBP 2 (EUR 3) on sale of the receivables to the conduit during 2003 and 2002, respectively. As of December 28, 2003, the Adecco Group was in compliance with all financial covenants concerning the UK securitisation. On May 13, 2004 the Adecco Group repaid the outstanding balance.

In October 2000, the Adecco Group entered into an agreement to borrow from external sources, on an ongoing basis, an amount secured by certain receivables of United States subsidiaries. The agreement was amended as of the end of April 2002 to replace the external financing with the Adecco Group internal financing. The agreement was accounted for as a secured borrowing with a pledge of collateral under the provisions of SFAS No. 140.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Note 5—Property, Equipment and Leasehold Improvements

	Dec. 28, 2003	Dec. 29, 2002
Land and buildings	EUR50	EUR59
Furniture, fixtures and office equipment	132	149
Computer equipment and software	514	545
Leasehold improvements	185	178
	881	931
Accumulated depreciation	(547)	(496)
	EUR334	EUR435

Depreciation expense was EUR 139, EUR 146 and EUR 129 for 2003, 2002 and 2001, respectively.

Note 6—Goodwill and Intangibles

Effective the first day of the fiscal year 2002, The Adecco Group adopted SFAS No. 142, and ceased amortisation of goodwill. Under the standard, amounts of goodwill attributable to each of the reporting units were tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined either using a discounted cash flow model or by comparison to similar assets. Based on the impairment test performed in the fourth quarter of 2003 and 2002, no impairment has been identified.

The changes in the carrying amount of goodwill for the two fiscal years ended December 28, 2003, and December 29, 2002 are as follows:

	Staffing Services		Professional Staffing and Services		LHH Career Services		e-HR Services		Total
December 31, 2001	EUR	1,013	EUR	510	EUR	21	EUR	—	EUR	1,544
Goodwill acquired during year		12		7		2		42		63
Other changes		10		—		—		—		10
Currency translation adjustment		(130)		(22)		(3)		—		(155)
December 29, 2002	EUR	905	EUR	495	EUR	20	EUR	42	EUR	1,462
Goodwill acquired during year		—		4		—		—		4
Other changes		(11)		—		—		1		(10)
Currency translation adjustment		(121)		(48)		(3)		—		(172)
December 28, 2003	EUR	773	EUR	451	EUR	17	EUR	43	EUR	1,284

The changes in the carrying amount of intangible assets for the year ended December 28, 2003 and December 29, 2002 are:

	December 28, 2003				December 29, 2002
	Gross Carrying Amount		Accumulated Amortisation		Gross Carrying Amount		Accumulated Amortisation
Intangibles:
Marketing (Trademarks)	EUR	17	EUR	(14)	EUR	16	EUR	(11)
Customer base		11		(6)		14		(7)
Technology		1		—		1		—
Other		4		(2)		6		(4)
Total intangibles	EUR	33	EUR	(22)	EUR	37	EUR	(22)

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

The estimated aggregate amortisation expense for the following five years are as follows:

2004	EUR3
2005	3
2006	2
2007	1
2008	—

None of the intangible assets have a residual value. The weighted-average amortisation period is between two and five years for each class of intangibles.

Note 7—Financing Arrangements

Short-term debt

To support short-term working capital and borrowing requirements, the Adecco Group had available in certain countries in which it operates bank lines of credit of EUR 1,054 and EUR 696, and borrowings outstanding of EUR 43 and EUR 214 as of December 28, 2003 and December 29, 2002, respectively. The lines of credit are in various currencies and have various interest rates. The average interest rate was 2.7% and 3.0%, as of December 28, 2003 and December 29, 2002, respectively.

Long-term debt

	Principal at maturity		Maturity	Fixed interest rate	December 28, 2003		December 29, 2002
Guaranteed zero coupon convertible bond	CHF	1,044	2013	—	EUR	582	EUR	—
Multicurrency revolving credit facility	EUR	580	2008	—		—		—
Guaranteed notes	EUR	400	2006	6.0%		408		409
Guaranteed convertible notes	EUR	297	2004	1.5%		297		357
Bonds	CHF	300	2005	4.0%		194		206
Guaranteed notes	USD	200	2006	7.0%		161		193
Olsten guaranteed notes	EUR	122	2008	6.0%		122		122
Guaranteed notes	USD	33	2004-2007	7.1%		27		40
Other						22		22
						1,813		1,349
Less current maturities						(334)		(14)
Long-term portion					EUR	1,479	EUR	1,335

Guaranteed zero coupon convertible bond

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly owned subsidiary of the Adecco Group, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on August 26, 2010 at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds will be convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S. A. would issue an additional 9,523,809 shares, if not converted, the Adecco Group would pay a redemption price of up to 116.05% of the principal amount of the bonds.

Multicurrency revolving credit facility

In January 2000, the Adecco Group entered into unsecured multicurrency revolving credit facilities totalling CHF 1,500 consisting of a CHF 1,000 revolving credit facility due in 2003 and a one year CHF 500 revolving credit facility. Interest was at LIBOR plus a maximum margin of 0.375% (including a maximum utilisation fee of

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

0.025%), with a maximum annual commitment fee of 0.1875% and 0.15% on the 3 1/2 year and one-year facilities, respectively, payable on the un-drawn portion of each facility. As of the end of March 2003, the Adecco Group has refinanced the existing CHF 1,000 facility. The new multicurrency revolving credit facility (“new facility”) issued by a syndicate of banks allows the borrowings of a maximum of EUR 580. The new five year facility will be used for general corporate purposes including refinancing of advances and letters of credit outstanding under the existing facility. The interest rate is currently based on LIBOR plus a margin between 0.45% and 0.6% and an utilisation fee between 0.025% and 0.075% depending on certain debt-to-EBITDA ratios. As of December 28, 2003, the Adecco Group had EUR 418 available under the credit facility after drawing down EUR 162 in the form of letters of credit.

Guaranteed notes due 2006

In March 2001, the Adecco Financial Services Ltd, a wholly-owned subsidiary of the Adecco Group issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by Adecco S.A. on an unsecured and unsubordinated basis.

Guaranteed convertible notes due 2004

In November 1999, Adecco Finance BV (formerly Meridian BV), a wholly-owned subsidiary of the Adecco Group issued EUR 360 convertible notes. The notes were redeemable for the principal amount together with accrued interest at the option of the note holder only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totaling EUR 3. The notes are convertible into the Adecco Group shares assuming a share price of CHF 107.24 and an exchange rate of CHF 1.6084 per Euro. The remaining balance of the notes is convertible into 5,361,150 shares of Adecco S.A. In December 2003, the Adecco Group repurchased convertible bonds with a par value of EUR 60. The seller retained the right to repurchase the bonds at par value. The Adecco Group considers the bond purchase as an extinguishments of debt. The remaining balance of EUR 297 has been classified as current portion of short-term debt at December 28, 2003. For information regarding the fair value of the call option and the interest rate swap at December 28, 2003 refer to Note 12.

Bonds

In July 1997, the Adecco Group issued CHF 300 unsecured bonds due 2005 for general corporate purposes. The bonds pay interest at 4% which is payable annually in July.

Olsten guaranteed notes

In connection with the March 2000 Olsten acquisition, the Adecco Group assumed Olsten’s outstanding USD 200 senior notes. Additionally, the Adecco Group assumed Olsten’s outstanding EUR 122 guaranteed notes.

Guaranteed senior notes due 2004 - 2007

In connection with the acquisition of the Delphi Group plc in 1999, the Adecco Group assumed Delphi’s outstanding USD 50 guaranteed senior notes. Interest on the notes is payable semi-annually and the principal amount of the note became repayable in six equal annual instalments from June 2002. On May 24, 2004 the Adecco Group repaid the outstanding balance of the guaranteed senior notes.

Under the terms of the various short and long-term credit agreements, the Adecco Group is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. See Note 19 for discussion of the Adecco Group’s compliance with the financial covenants.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Payments of long-term debt are due as follows:

2004	EUR	334
2005		201
2006		571
2007		3
2008		122
Thereafter		582
	EUR	1,813

Note 8—Assets Retirement Obligations

As of the first day of fiscal year 2003, the Adecco Group adopted SFAS No. 143. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets. SFAS No. 143 requires the Adecco Group to recognise a liability for an asset retirement obligation in the period in which it is incurred, at its estimated fair value. The associated retirement costs are capitalised as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. Upon the adoption of SFAS No. 143, the Adecco Group recorded an initial asset retirement obligation of EUR 12, and capitalised the same amount by increasing the carrying cost of the related asset, relating to the restoration and refurbishment of leasehold improvements for leased properties. Additionally, the Adecco Group recorded a cumulative effect of adoption that reduced 2003 net earnings by EUR 3, net of a deferred tax benefit of EUR 1 and increased the asset retirement obligation by EUR 2. For the year ended December 28, 2003, EUR 1 of accretion expense was recorded to increase the asset retirement obligation to its present value, and the capitalised costs were depreciated by EUR 1. The balance of the Adecco Group’s asset retirement obligation as of December 28, 2003 of EUR 14 is included in other liabilities in the accompanying Consolidated Balance Sheet.

Note 9—Shareholders’ Equity

Share capital and appropriation of retained earnings

Until April 25, 2002, the Adecco Group’s shareholders’ equity consisted of common shares and participation certificates, each with par value CHF 1.00. Participation certificates entitled the holder to receive dividends, other distributions and liquidation proceeds to the extent such payments were made to the holders of common stock, and were non-voting. As of April 25, 2002, all participation certificates have been converted into common shares on a one-to-one basis.

Included in treasury stock are common shares of 168,672 and 172,818 as of December 28, 2003 and December 29, 2002, respectively. Treasury stock is generally reserved to support option exercises under stock option plans.

As of December 28, 2003 and December 29, 2002, 19,000,000 common shares were reserved for issuance in case of special capital market transactions, such as acquisitions.

The Adecco Group had 6,271,910 and 6,560,330 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 28, 2003 and December 29, 2002, respectively. Additionally, 15,400,000 common shares were reserved for issuance of financial instruments, such as convertible bonds as of December 28, 2003 and December 29, 2002.

In May 2003, cash dividends for 2002 of CHF 0.60 per share, totalling EUR 75, were paid. The Adecco Group may only pay dividends out of unappropriated retained earnings disclosed in the annual financial statements of Adecco S.A. (“Holding Company”), prepared in accordance with Swiss law and as approved at the annual general meeting of shareholders. For 2003, the Board of Directors of Adecco S.A. will propose a dividend of CHF 0.70 per share for the approval of shareholders at the Annual General Meeting of Shareholders.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Under Swiss law, a minimum of 5% of the net income for the year must be transferred to a general reserve until this reserve equals 20% of the issued share capital. Other allocations to this reserve are also mandatory. The general reserve of EUR 1,987 in 2003 and EUR 1,972 in 2002 is an appropriation of retained earnings and is not available for distribution.

The components of Authorised Shares at December 28, 2003 and December 29, 2002 are as follows:

	Issued Shares				Conditional Capital[1]
	Outstanding	In Treasury	Total	Authorised Capital’	Stock Options	Convertible Bonds	Total	Authorised Shares
December 29, 2002	186,697,162	172,818	186,869,980	19,000,000	6,560,330	15,400,000	21,960,330	227,830,310
Change	292,566	(4,146)	288,420	—	(288,420)	—	(288,420)	—

December 28, 2003	186,989,728	168,672	187,158,400	19,000,000	6,271,910	15,400,000	21,671,910	227,830,310

[1]	As Defined by Swiss Law

Accumulated other comprehensive income

The components of accumulated other comprehensive income, net of tax are as follows:

	December 28, 2003		December 29, 2002
Currency translation adjustment	EUR	54	EUR	95
Unrealised gain (loss) on cash flow hedging activities		(1)		(4)
Minimum pension liability adjustment		(9)		(7)
Unrealised gain (loss) on available-for-sale securities		1		(1)
Total	EUR	45	EUR	83

Note 10—Stock-Based Compensation

As of December 28, 2003, the Adecco Group had options and tradable options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a ratable basis over zero to four years beginning on the day of the grant or one year after the date of grant, and have a contractual life of three to ten years.

Certain options granted under the plans are tradable on the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Adecco Group and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the open market, the options may be held by a non-employee or director of the Adecco Group. As of December 28, 2003 and December 29, 2002, 411,658 and 83,334 stock options had been sold to the market, respectively. The trading and valuation of the tradable options is managed by a Swiss bank.

During 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment is terminated. 1,004,916 options were modified and a compensation cost of EUR 5 was recorded in selling, general and administrative expenses. No options were modified in 2003.

Options outstanding are:				Options exercisable are:

Exercise Price per Share		Number	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price per Share		Number	Weighted-Average Exercise Price per Share
CHF	17-53	1,475,330	3.6	CHF	51	1,445,330	CHF	51
	54-78	3,863,155	7.4		60	1,249,533		60
	79-84	2,041,400	7.5		79	190,550		79
	85-107	6,804,230	5.4		92	4,485,959		95
	108-169	1,383,795	6.0		108	1,032,481		108
	170-298	58,990	3.6		205	58,990		205
CHF	17-298	15,626,900	6.0	CHF	80	8,462,843	CHF	84

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Options exercisable were 6,468,776 and 4,389,598 as of December 29, 2002 and December 30, 2001, respectively.

A summary of the status of the Adecco Group’s stock option plans as of December 28, 2003, December 29, 2002 and December 30, 2001, and changes during those years are presented below.

	Number of Shares	Exercise Price per Share		Weighted-Average Exercise Price per Share
January 1, 2001	7,675,692	CHF	6 - 315	CHF	84
Granted	4,693,000		80 - 112		86
Exercised	(786,641)		6 - 315		41
Forfeited	(186,218)		6 - 315		139
December 30, 2001	11,395,833	CHF	8 - 298	CHF	86
Granted	4,041,250		60 - 110		65
Exercised	(522,282)		8 - 102		41
Forfeited	(736,126)		17 - 298		101
Expired	(104,107)		21 - 102		101
December 29, 2002	14,074,568	CHF	17 - 298	CHF	80
Granted	2,208,400		60 - 79		76
Exercised	(288,420)		17 - 65		51
Forfeited	(350,018)		43 - 298		86
Expired	(17,630)		17 - 60		43
December 28, 2003	15,626,900	CHF	17 - 298	CHF	80
Exercisable, December 28, 2003	8,462,843	CHF	17 - 298	CHF	84

Certain former and current senior executives have Rabbi trust deferred compensation plans. Stock options have been placed into a plan and these options have been accounted for under EITF 97-14 with a charge being taken in 2003 of EUR 6 as compensation expense in the accompanying Consolidated Statement of Operations. As the terms of the trust allow for diversification of the assets, the value of the option is recorded as a liability with changes in the value of the liability being recorded as compensation expense.

Note 11—Employee Benefit Plans

According to local regulations and practices, the Adecco Group has various employee benefit plans, including defined contribution and both contributory and non-contributory defined benefit plans. Prior to 2002, defined benefit plans were deemed not material and have not been disclosed.

Defined contribution plans

The Adecco Group recorded an expense of EUR 31, EUR 28 and EUR 23 in connection with defined contribution plans in 2003, 2002 and 2001, respectively.

Defined benefit plans

The Adecco Group sponsors defined benefit plans principally in Norway, the Netherlands, Switzerland, United Kingdom and the United States. These plans provide benefits primarily based on years of service, level of compensation and are in accordance with local regulations and practices. Plan assets consist primarily of marketable equity securities, fixed income instruments and real estate.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Effective from October 1, 2003, the defined benefit pension plan in Japan was transferred to a defined contribution plan. The loss recognised on curtailment of the defined benefit plan was not significant to the operations of the Adecco Group. The components of net pension expense for the defined benefit plans are:

	2003		2002
Service cost	EUR	14	EUR	11
Interest cost		5		5
Expected return on plan assets		(6)		(4)
Amortisation of net (gain) loss		1		(1)
Net periodic benefit cost (major plans)		14		11
Other plans		1		1
Net periodic benefit cost	EUR	15	EUR	12

The following table provides a reconciliation of the changes in the benefit obligations, the change in fair value of assets and the funded status as of December 28, 2003:

	Dec. 28, 2003		Dec. 29, 2002
Projected benefit obligation, beginning of year	EUR	119	EUR	109
Service cost		14		11
Interest cost		5		5
Participant contributions		6		6
Plan amendments		—		1
Benefits paid		(12)		(14)
Curtailments		(6)		—
Foreign currency translation		(7)		1
Projected benefit obligation, end of year	EUR	119	EUR	119

	Dec. 28, 2003		Dec. 29, 2002
Plan assets, beginning of year	EUR	101	EUR	106
Actual return of assets		5		(9)
Employer contributions		10		11
Participant contributions		6		6
Benefits paid		(12)		(14)
Foreign currency translation		(5)		1
Plan assets, end of year	EUR	105	EUR	101
Funded status of the plan	EUR	(14)	EUR	(18)
Unrecognised actuarial loss		21		20
Unamortised prior service cost		—		1
Unrecognised transition amount		(5)		(5)
Net amount recognised	EUR	2	EUR	(2)

The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The total PBO for plans with a PBO in excess of the fair value of plans assets as of December 28, 2003 and December 29, 2002 was EUR 119 and EUR 84, respectively, and the fair value of the plan assets were EUR 105 and EUR 66, respectively.

The measure of whether a pension plan is under funded for financial accounting purposes is based on a comparison of the accumulated benefit obligation (“ABO”) to the fair value of plan assets and amounts accrued for such benefits in the balance sheet. The ABO is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases. Certain of the Adecco Group’s pension plans have ABO that exceed the fair value of plan assets. The aggregated ABO of those plans as of December 28, 2003 and December 29, 2002 was EUR 52 and EUR 81, respectively, and the fair value of the plan assets of those plans was EUR 47 and EUR 66, respectively.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

The amounts recognised in the consolidated balance sheet as of December 28, 2003 and December 29, 2002 were:

	Dec. 28, 2003		Dec. 29, 2002
Prepaid benefit cost	EUR	6	EUR	6
Accrued benefit liability		(4)		(8)
Accumulated other comprehensive loss		9		7
Minimum pension liability		(9)		(7)
Total net amount recognised	EUR	2	EUR	(2)

The assumptions used for the defined benefit plans reflect the different economic requirements in the various countries. The weighted-average actuarial assumptions are:

	2003	2002
Discount rate	4.9%	4.3%
Rate of increase in compensation levels	2.1%	1.3%
Expected long-term rate of return on plan assets	4.8%	4.4%

The overall expected long-term rate of return on plan assets for the Adecco Group’s defined benefit plans is based on inflation rates, inflation-adjusted interest rates and risk premium of equity investments above risk free rates of return. Long-term historical rates of return are adjusted where appropriate to reflect recent developments.

Additional disclosures relating to the Adecco Group’s domestic defined benefit plan

In December 2003, the FASB issued SFAS No. 132 (R), which requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans. As permitted by SFAS No. 132 (R), the Adecco Group has adopted the revised standard in 2003 for the domestic pension plan in Switzerland and will fully adopt the revised standard from 2004.

The following additional disclosures are provided for Adecco Switzerland only.

The pension plan weighted-average asset allocations at December 28, 2003 and December 29, 2002, by asset category are as follows:

	Dec. 28, 2003	Dec. 29, 2002
	%	%
Equity securities	41	49
Debt securities	32	35
Real estate	16	10
Other	11	6
Total	100	100

The pension plan range of weighted-average target plan asset allocation percentages as at December 28, 2003 and December 29, 2002, by asset category are as follows:

	Target allocation	Limits
		Minimum	Maximum
	%	%	%
Cash	—	—	20
Swiss bonds	32	20	50
Foreign bonds	6	—	10
Real estate	15	11	21
Swiss shares	18	15	23
Foreign shares	20	15	25
Hedge funds	9	—	10

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

The investment policy and strategy for the assets held by the Swiss domestic pension plan is directed towards the over-riding target of achieving a long-term return. Factors included in the investment strategy are the achievement of consistent year-over-year results, an effective and appropriate risk management and an effective cash flow management. For this purpose, an investment committee proposes an asset allocation to the pension fund’s board, supervises the activities of the mandated asset managers, and reports to the board on an ongoing basis.

The ABO of the Adecco Group’s defined benefit plan in Switzerland was EUR 61 and EUR 59 as of December 28, 2003 and December 29, 2002, respectively.

Adecco Switzerland expects to contribute EUR 10 to its pension plan in 2004.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2004	EUR18
2005	17
2006	17
2007	16
2008	15
Years 2009-2013	64

Note 12—Financial Instruments and Derivatives

Risk and use of derivative instruments

The Adecco Group conducts business and funds its subsidiaries in various countries and currencies and is therefore exposed to the effects of changes in foreign currency exchange rates, mainly the U.S. dollar, the British pound, the Japanese yen and the Euro. The Adecco Group also issues bonds, medium and long-term notes in various currencies. In order to mitigate the impact of currency exchange rate fluctuations, the Adecco Group assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. In connection with interest rate management, the Adecco Group enters into interest rate swap agreements. The main objective of holding derivative instruments is to minimise volatility of earnings. The responsibility of assessing exposures as well as of entering into and managing derivative instruments is centralised in the Adecco Group treasury department.

The activities of the Adecco Group treasury department are covered by corporate policies and procedures approved by the Board, which specifically limits the use of derivative instruments for trading and speculative purposes. Senior management approves the hedging strategy and monitors the underlying market risks.

The adoption of SFAS No. 133 in 2001 resulted in the recognition of a loss of EUR 5 after tax, which was recorded as a cumulative effect of change in accounting principle.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Fair value of financial instruments

The following table shows the carrying amount and the fair value of financial instruments:

	December 28, 2003				December 29, 2002
	Carrying value		Fair value		Carrying value		Fair value
Financial instruments other than derivative instruments
Assets:
Cash and cash equivalents	EUR	571	EUR	571	EUR	212	EUR	212
Term deposits		225		225		—		—
Available-for-sale securities		178		178		1		1
Trade accounts receivable, net		2,955		2,955		2,906		2,906
Current liabilities:
Accounts payable		131		131		130		130
Short-term debt		43		43		214		214
Current portion of long-term debt		334		330		14		14
Non-current liabilities:
Long-term debt		1,479		1,569		1,335		1,354
Derivative instruments
Current assets:
Foreign currency contracts		59		59		41		41
Non-current assets:
Swaps (interest rate and cross currency interest rate)		109		109		46		46
Current liabilities:
Swaps (interest rate and cross currency interest rate)		8		8		—		—
Other		2		2		3		3
Non-current liabilities:
Swaps (interest rate and cross currency interest rate)		20		20		35		35

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

Current portion of long-term debt

The fair value of the Adecco Group’s current portion of long-term debt is estimated using quoted market prices. The carrying amount for the other current portion of long-term debt approximates the fair value because of the short maturity of those instruments.

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

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Foreign currency contracts

The fair value is calculated by using the present value of future cash obtained upon quoted market information.

Other instruments

The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges

The Adecco Group has entered into various interest rate swaps and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt. The main currency exposures being hedged are the Euro and the U.S. dollar.

Cross-currency interest rate swap agreements which contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts have original contract periods ranging from one to ten years and expire on various dates ending in 2007. Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as interest expense in the accompanying Consolidated Statements of Operations. There was no significant net gain or loss recognised during 2003, 2002 or 2001, respectively, due to ineffectiveness in fair value hedge relationships. There was no gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

Upon adoption of SFAS No. 133 in 2001, the Adecco Group recognised a gain of EUR 3 after tax as a cumulative effect of change in accounting principle relating to previously unrecognised fair value hedges.

Cash flow hedges

The Adecco Group has entered into cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposures being hedged are the Euro and U.S. dollar exposures against the Swiss Franc.

Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency, as well as certain foreign currency contracts in place to hedge the funding of foreign subsidiaries, are designated as cash flow hedges. The contracts outstanding have an original contract period of up to five years and expire by 2006.

Net gains and losses on the derivative instruments that are designated and qualifying as cash flow hedges, are reported in a separate component of accumulated other comprehensive income (loss) in the accompanying Consolidated Statements of Changes in Shareholders’ Equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings, in the same period as the hedged items affect earnings.

In connection with the cash flow hedging activities, during 2003 the Adecco Group recorded a net gain of EUR 4, in 2002 a net loss of EUR 12 and in 2001 a net gain of EUR 7 due to hedge ineffectiveness. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges. No reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income are expected within the next 12 months.

Non-hedge activities

The Adecco Group has entered into certain derivative contracts that are not designated or do not qualify as hedges under SFAS No. 133. These are mainly forward foreign currency contracts used to hedge the net exposure of short-term subsidiary funding advanced in the local operations functional currency. In addition Adecco has

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

also entered into various interest rate swaps and options. These contracts are entered into in accordance with the written treasury policies and procedures. Gains and losses on these contracts are recognised in earnings, as foreign exchange gain (loss), in the accompanying Consolidated Statements of Operations. In connection with these activities, during 2003 the Adecco Group recorded no significant gain or loss, in 2002 a net loss of EUR 1. In 2001 there was no gain or loss recognised.

In connection with its repurchase of EUR 60 of guaranteed convertible bonds issued by Adecco Finance BV, the Adecco Group entered into an agreement containing an interest rate swap and a right (the “Right”) which gave the seller of the bonds the right to require the Adecco Group to reissue the bonds for their nominal value. The swap and the Right are considered derivatives under SFAS No. 133 and are recorded at fair value in earnings. During 2003, Adecco recorded a net loss of EUR 2 in connection with these derivatives.

In 1992, a subsidiary of the Adecco Group issued a perpetual debt that was subsequently restructured under a Structured Finance Agreement (“the arrangement”). To reduce foreign currency exchange and interest rate exposures relating to the payments under the arrangement, various interest rate and cross-currency interest rate swaps were entered into. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement, which calls for periodic variable payments to a third party, was considered as debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative and as such, the value of the payments under the arrangement and the related swap transactions, have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis to earnings, as interest expense. The fair value of the arrangement as of December 28, 2003 and as of December 29, 2002 was EUR 28 and EUR 35, respectively. The arrangement calls for the Adecco Group to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary.

During 2003, 2002 and 2001 the Adecco Group recorded a net loss of EUR 1 in each fiscal year in connection with this arrangement.

Credit derivatives

In connection with the credit linked notes (see Note 1) the Adecco Group records credit swap derivatives whereby the Adecco Group has accepted the credit risk of a portfolio of third parties in return for a higher interest rate on certain available-for-sale securities. The credit swap derivatives are structured as first-to-default swaps whereby although the Adecco Group has accepted the credit risk of a pool of third parties, the Adecco Group would be responsible to cover the losses of the first third party to default. The notional amount of the credit derivatives is CHF 75 (EUR 48) and all of the underlying parties to which the Adecco Group has accepted the credit risk are international banks with investment grade credit quality between AA and A.

In addition, the Adecco Group has entered into a stand-alone credit default swap having a notional amount of CHF 50 (EUR 32).

Similar to the swap described above, the credit default swap is structured as a first-to-default swap. The underlying parties to which the Adecco Group has accepted the credit risk are international banks with investment grade credit quality between AA and A.

At December 28, 2003, the fair value of these credit default swaps was not significant.

Credit risk concentration

Financial instruments that potentially expose the Adecco Group to concentrations of credit risk consist principally of cash investments, available-for-sale securities, trade accounts receivable and derivative financial instruments. The Adecco Group places its cash and short-term investments in major financial institutions throughout the world, which management assesses to be of high credit quality. Credit risk, with respect to trade accounts receivable, is dispersed due to the international nature of the business, the large number of customers and the diversity of industries serviced. The Adecco Group’s receivables are well diversified and management

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

performs credit evaluations of its customers and, where available and cost effective, utilises credit insurance. To minimise counterparty exposure on derivative instruments, the Adecco Group enters into derivative contracts with several large multinational banks and limits the exposure with each counterparty.

Note 13—Interest and Other Non-Operating Expenses, net

For the fiscal years 2003, 2002 and 2001 interest and other expenses consisted of the following:

	2003		2002		2001
Interest expenses	EUR	(70)	EUR	(100)	EUR	(146)
Interest income and other non-operating expenses, net:
- Foreign exchange loss		(9)		(12)		(14)
- Interest income		11		12		21
- Other non-operating expenses, net		(2)		18		(18)

		0		(8)		(11)
Total Interest and Other Non-Operating Expenses, net	EUR	(70)	EUR	(108)	EUR	(157)

Note 14—Income Taxes

Adecco S.A. is incorporated in Switzerland but the Adecco Group operates in various countries with differing tax laws and rates. A substantial portion of the Adecco Group’s operations are outside of Switzerland. Since the Adecco Group operates worldwide, the weighted-average effective tax rate will vary from year to year according to the source of earnings by country. In 2003, net income before income tax and cumulative effect of change in accounting principle in Switzerland totalled EUR 191 and foreign source income amounted to EUR 244. In 2002, net income before income tax and cumulative effect of change in accounting principle in Switzerland totalled EUR 314 and foreign source income amounted to EUR 24. The provision for income taxes on continuing operations consists of the following for the fiscal years:

	2003		2002		2001
Current provision
- Domestic	EUR	(3)	EUR	16	EUR	16
- Foreign		62		113		209
		59		129		225
Deferred provision (benefit)
- Domestic		5		3		7
- Foreign		63		(36)		(64)
		68		(33)		(57)
Total	EUR	127	EUR	96	EUR	168

The deferred tax benefit includes the tax effected benefit of current period losses of EUR 1. EUR 51 and EUR 27 in 2003, 2002 and 2001, respectively.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

	December 28, 2003		December 29, 2002
Net operating loss carry forwards.	EUR	224	EUR	208
Tax credits		99		120
Depreciation		7		10
Deferred compensation and accrued employee benefits		52		55
Accrued expenses		37		65
Financial amortisation in excess of tax amortisation		85		128
Other		46		35
Gross deferred tax assets		550		621
Valuation allowance		(235)		(182)
Deferred tax assets, net		315		439
Depreciation		(12)		(19)
Deferred compensation and accrued employee benefits		(2)		(7)
Accrued expenses		(1)		(5)
Financial amortisation in excess of tax amortisation		(14)		(10)
Other		(19)		(14)
Deferred tax liabilities		(48)		(55)
Deferred tax assets, net of deferred tax liabilities	EUR	267	EUR	384

Management’s assessment of the realisation of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is used to reduce deferred tax assets to a level, which, more likely than not, will be realised.

Valuation allowances on deferred tax assets of foreign and domestic operations increased by EUR 53 and EUR 73 in 2003 and 2002, respectively. The increase in 2003 is attributable to the creation of a valuation allowance on current year losses for a total of EUR 48 and the valuation allowance created for previously recognised deferred tax assets in the amount of EUR 47 partly offset by the utilisation of prior years losses on which a valuation allowance had previously been set up of EUR 22, the elimination of certain tax credits and deferred tax assets on which a full valuation allowance had been established of EUR 5 and the result of fluctuations in exchange rates of EUR 15. The increase in 2002 was attributable to current year losses of EUR 40, losses and assets acquired with jobpilot of EUR 30, and prior years’ losses and assets recorded for the first time of EUR 20, partly offset by a decrease of EUR 17 as a result of fluctuations in exchange rates. In future periods, depending on financial statements results, management’s estimate of the amount of the deferred tax assets considered realisable may change, and hence the valuation allowances may increase or decrease.

As of December 28, 2003 and December 28, 2002, the valuation allowance related to deferred tax assets acquired in business combinations was EUR 69 and EUR 74, respectively. In the event that a change in circumstances supports the reversal of that portion of the valuation allowance, the goodwill recorded at the time of the acquisitions would be reduced.

Other current assets include current deferred tax assets of EUR 106 and EUR 111 as of December 28, 2003 and December 29, 2002, respectively. Other long-term assets include EUR 190 and EUR 292 of net deferred tax assets as of December 28, 2003 and December 29, 2002, respectively. Other accrued expenses include current deferred tax liabilities of EUR 7 and EUR 3 as of December 28, 2003 and December 29, 2002, respectively. Other liabilities include EUR 22 and EUR 16 of non-current deferred tax liabilities as of December 28, 2003 and December 29, 2002, respectively.

As of December 28, 2003 and December 29, 2002, the Adecco Group had approximately EUR 637 and EUR 588, respectively, in net operating loss carry forwards. These losses will expire as follows: 2004—EUR 1, 2005—EUR 6, 2006—EUR 16, 2007—EUR 12, 2008—EUR 23, 2009 and thereafter EUR 373, no expiration

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

date EUR 206. The largest tax losses are in the United States and Germany and total EUR 426 and EUR 379 as of December 28, 2003 and December 29, 2002, respectively. Those losses begin to expire in 2012. Tax credits are predominately related to the United States operations and begin to expire in 2004.

The difference between the provision for income taxes and the weighted-average tax rate is reconciled as follows for the fiscal years:

	2003		2002		2001
Income at weighted-average tax rate	EUR	172	EUR	117	EUR	(41)
Items taxed at other than weighted-average tax rate		(137)		(70)		(38)
Non-deductible goodwill amortisation		1		—		153
Non-deductible expenses		14		13		2
Net change in valuation allowance		73		40		52
Adjustment to deferred tax assets due to rate changes		—		(4)		32
Other, net		4		—		8
Total provision for income taxes	EUR	127	EUR	96	EUR	168

The weighted-average tax rate was calculated by aggregating the products of pre-tax operating income (loss) in each country in which the Adecco Group operates multiplied by the country’s statutory income tax rate. The current year tax provision includes non-refundable withholding taxes on cross-border inter company transactions. Due to the introduction of SFAS 142 in 2002, the tax expense in the years presented before 2002 is not comparable.

In 2003, the reconciling item “items taxed at other than weighted-average tax rate” includes EUR 52 for the reduction of tax provisions. The reduction of these tax provisions was mainly due to the successful resolution during the year of prior years tax audits, settlements with tax authorities outside tax audits, changes in events during the year which resulted in the reassessments of tax risks, and the closing of the statues of limitations in certain countries, partly offset by an increase for current year tax risks.

A total of EUR 5 of deferred taxes have been provided for a portion of the undistributed earnings of Adecco subsidiaries. No other deferred income tax liabilities have been provided on the remaining un-remitted earnings of foreign subsidiaries as they are considered to be permanently reinvested. It is not practicable to estimate the amount of unrecognised deferred tax liabilities for these undistributed foreign earnings.

Note 15—Restructuring

Olsten acquisition

During 2001, restructuring reserves of EUR 18, including EUR 10 for employee termination, and EUR 8 for remaining lease commitments and other costs, were accrued as a purchase price adjustment in connection with acquisitions in 2000, primarily Olsten, and recorded against goodwill.

As part of the Olsten acquisition restructuring plans, the Adecco Group reduced its workforce, primarily administrative and sales and marketing personnel.

	Employee reductions		Remaining lease commitments on abandoned facilities, and other costs		Total restructuring reserve
January 1, 2001	EUR	11	EUR	37	EUR	48
Net additions to restructuring reserve charged to goodwill		10		8		18
Cash payments		(18)		(29)		(47)
December 30, 2001	EUR	3	EUR	16	EUR	19
Cash payments		(2)		(5)		(7)
December 29, 2002	EUR	1	EUR	11	EUR	12
Cash payments		—		(7)		(7)
December 28, 2003	EUR	1	EUR	4	EUR	5

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

The components of the remaining restructuring reserve as of December 28, 2003 are as follows:

	Employee reductions		Remaining lease commitments on abandoned facilities, and other costs		Total restructuring reserve
Closing balance Olsten acquisition	EUR	—	EUR	2	EUR	2
Closing balance other acquisitions		—		2		2
Closing balance other		1		—		1
Total closing balance	EUR	1	EUR	4	EUR	5

Other acquisition restructuring reserves of EUR 2 relate to the Delphi and Career Staff acquisitions prior to 2001. Other restructuring reserves of EUR 1 relate to minor reorganisations during fiscal year 2003.

Note 16—Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share.

	Net income (loss)		Weighted-average shares	Earnings per share
2001:
Basic and Diluted	EUR	(282)	185,880,663	EUR	(1.52)
2002:
Basic	EUR	242	186,527,178	EUR	1.30
Convertible debt interest		5	5,361,150
Effect of dilutive options		—	1,580,795
Diluted	EUR	247	193,469,123	EUR	1.28
2003:
Basic	EUR	305	186,744,214	EUR	1.63
Convertible debt interest		10	8,570,530
Effect of dilutive options		—	462,523
Diluted	EUR	315	195,777,267	EUR	1.61

In 2001 there was no difference between the basic and diluted weighted-average number of common shares as the Adecco Group had a net loss and all potentially dilutive securities were anti-dilutive. Incremental shares of 12,521,469; 8,607,016 and 12,829,700 in 2003, 2002 and 2001, respectively were excluded from the computation of diluted net income per share as the effect would have been anti-dilutive.

Note 17—Segment Reporting

In October 2001, the Adecco Group announced a change in its organisational and management structure, creating three operating segments (divisions) based on line of business and which are managed separately. Subsequently during 2002, management presents four divisions. Since 2003, corporate expenses and corporate assets are presented separately from the operating divisions. In accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” the Adecco Group changed its reporting segments to be in alignment with its internal reporting structure. Segment information for prior periods has been restated to conform to the new presentation.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

The Adecco Group evaluates the performance of its reportable segments based on operating income before amortisation which is defined as the amount of net income (loss) before cumulative effect of change in accounting principle, interest, income taxes, amortisation and impairment of goodwill and intangibles, restructuring and other non-operating expenses, net. Operating income before amortisation is a non-U.S. GAAP supplementary financial measure that management views as key performance information for the business. The reconciliation between income before amortisation and net income (loss) is presented below.

The Adecco Group’s four reportable segments are:

Adecco Staffing, Ajilon Professional, LHH Career Services and e-HR Services & Others.

•	The Adecco Staffing Division focuses on providing flexible staffing solutions to a broad range of business and industry, including the automotive, banking, electronics, logistics and telecommunications sectors;

•	The Ajilon Professional Division offers a range of specialised staffing and consulting businesses, with particular emphasis on the provision of information technology services, finance and accounting and high-end clerical support;

•	LHH Career Services Division provides outplacement and counselling to employees in transition, together with leadership development and organisational consulting;

•	e-HR Services Division provides on online recruitment advertising. In April 2004 these operations were sold (see Note 19).

Corporate items consist of certain assets and expenses which are separately managed at the corporate level. Corporate expenses comprise stock compensation charges and certain non-recurring items. Corporate assets include mainly capitalised software costs, derivative financial instruments and deferred income tax assets.

Approximately 94.0%, 93.8% and 93.7% of the Adecco Group’s net service revenues in 2003, 2002 and 2001, respectively, were related to temporary staffing. The remaining portion relates to permanent placements and other services.

The accounting principles used for the segment reporting are those used by the Adecco Group. Intersegment net service revenues are not material.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

	Adecco Staffing		Ajilon Professional		LHH Career Services		e-HR Services & Others[1]		Corporate		Total Consolidated
2001
Net services revenues	EUR	15,394	EUR	2,378	EUR	261	EUR	1	EUR	—	EUR	18,034
Depreciation		(83)		(21)		(3)		—		(22)		(129)
Operating income before amortisation		650		144		87		(3)		(99)		779
Amortisation of intangibles										(731)		(731)
Operating income												48
Interest and other expenses										(157)		(157)
Provision for income taxes										(168)		(168)
Cumulative effect of change in accounting principle										(5)		(5)
Net loss												(282)
Capital expenditures		(144)		(30)		(5)		—		(18)		(197)
Segment assets		4,849		1,026		102		1		315		6,293
Long-lived assets[2]		437		58		9		1		136		641

2002
Net services revenues	EUR	14,938	EUR	1,864	EUR	282	EUR	14	EUR	—	EUR	17,098
Depreciation		(98)		(18)		(4)		(2)		(24)		(146)
Operating income before amortisation		431		45		94		(12)		(107)		451
Amortisation of intangibles										(5)		(5)
Operating income												446
Interest and other expenses										(108)		(108)
Provision for income taxes										(96)		(96)
Net income												242
Capital expenditures		(67)		(11)		(4)		(1)		(22)		(105)
Segment assets		4,392		884		76		80		388		5,820
Long-lived assets[2]		378		46		9		13		106		552

2003
Net services revenues	EUR	14,423	EUR	1,590	EUR	212	EUR	25	EUR	—	EUR	16,250
Depreciation		(90)		(14)		(3)		(3)		(29)		(139)
Operating income before amortisation		511		51		67		(5)		(110)		514
Amortisation of intangibles										(9)		(9)
Operating income												505
Interest and other expenses										(70)		(70)
Provision for income taxes										(127)		(127)
Cumulative effect of change in accounting principle										(3)		(3)
Net income												305
Capital expenditures		(37)		(10)		(3)		—		(4)		(54)
Segment assets		4.121		799		58		75		1,253		6,306
Long-lived assets[2]		343		35		8		10		80		476

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Segment information by geographical areas is as follows:

	North America[3]		Europe[4,5]		Asia Pacific		Rest of World[6]		Total
Net service revenues
2001	EUR	5,002	EUR	10,901	EUR	1,605	EUR	526	EUR	18,034
2002		4,534		10,471		1,630		463		17,098
2003		3,849		10,358		1,653		390		16,250
Long-lived assets[2]
2001	EUR	214	EUR	368	EUR	52	EUR	7	EUR	641
2002		153		341		53		5		552
2003		114		307		50		5		476

[1]	Prior to the acquisition of jobpilot AC (May 2002), there were only three segments presented.
[2]	Long-lived assets include all non-current assets except deferred taxes, goodwill, intangibles, net, and derivative financial instruments.
[3]	Consists primarily of operations in the United States.
[4]	Consists primarily of operations in France, United Kingdom, Belgium, Germany, Italy, The Netherlands, Spain and Switzerland.
[5]	Includes France net service revenues of EUR 5,773, EUR 5,742 and EUR 6,024 and long-lived assets of EUR 105, EUR 119 and EUR 109 in 2003, 2002 and 2001 respectively.
[6]	Consists of operations in Latin America and Other.

Note 18—Commitments and Contingencies

Commitments

The Adecco Group leases facilities under operating leases, certain of which require payment of property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Adecco Group’s option and usually include escalation clauses linked to inflation.

Total rent expense under operating leases amounted to EUR 173, EUR 175 and EUR 153 during 2003, 2002 and 2001, respectively. Future minimum annual lease payments are as follows:

2004	EUR 144
2005	115
2006	84
2007	62
2008	51
Thereafter	78
EUR 534

Contingencies

In the ordinary course of business, the Adecco Group is involved in various legal actions and claims. Further information on legal actions and claims filed subsequent to the Adecco Group’s announcement on January 12, 2004 of identified material weaknesses in internal controls are disclosed in Note 19.

The Adecco Group is exposed to various tax and labour claims relating to operations in various jurisdictions. As of December 28, 2003, the Adecco Group has made adequate provisions relating to the settlement of such claims.

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Guarantees

The Adecco Group entered into certain guarantee contracts and standby letters of credit. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the United States.

Note 19—Subsequent Events

Class action lawsuits and investigations

Following the Adecco Group’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, class action lawsuits were commenced in the U.S. against Adecco S.A. and certain of its current and former directors and officers alleging violations of Sections l0(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Adecco Group between March 2000 and January 2004 regarding its earnings and operating results. The class action lawsuits, which have been consolidated, seek an unspecified amount of damages on behalf of purchasers of Adecco S.A.’s securities. To date, there has been little activity in the cases. The Adecco Group intends to defend these actions vigorously. To date, the Adecco Group has not incurred significant expenses related to defending these actions.

The U.S. Securities and Exchange Commission, the U.S. Department of Justice, the SWX Swiss Stock Exchange and the Swiss Federal Banking Commission have commenced investigations into various matters. The Adecco Group is cooperating fully with these investigations. To date, the Adecco Group has incurred significant fees relating to these regulatory investigations.

At this stage, the Adecco Group is unable to predict when the class action litigation and regulatory investigations will be resolved nor whether the ultimate resolution of certain of these matters will have a material adverse effect on the Adecco Group’s consolidated financial position, results of operations or cash flows. Furthermore, the Adecco Group is presently unable to estimate the total expenses that it will ultimately incur in defense of the class action litigation and cooperation with the on-going investigations.

Sale of jobpilot group

On April 14, 2004, the Adecco Group formally committed to a plan to sell its jobpilot operations (“jobpilot”). On April 23, 2004 the Adecco Group entered into a contract to sell its holding in jobpilot to a subsidiary of Monster Worldwide Inc. The total sales price for jobpilot is estimated to be EUR 75. Management of the Adecco Group has opted to sell jobpilot as it was no longer considered to be strategically relevant to the core business.

For the fiscal years ended December 28, 2003 and December 29, 2002, jobpilot had revenues of EUR 24 and EUR 14, and pre-tax net loss of EUR 7 and EUR 6, respectively. The jobpilot operations are included in the Adecco Group’s e-HR Services segment.

Major classes of assets and liabilities of jobpilot as at December 28, 2003 and December 29, 2002 were as follows:

	2003	2002
Current assets	15	12
Non-current assets	61	64
Current liabilities	12	13
Long-term liabilities	4	5

The Adecco Group

Notes to Consolidated Financial Statements—(Continued)

as of December 28, 2003

In millions, except share and per share amounts

Compliance with debt covenants

The multicurrency revolving credit facility entered into in March 2003 contains certain covenants requiring that the Adecco Group provide audited consolidated financial statements of the Adecco Group and of each obligor within 120 days from year-end. On April 30, 2004, the Adecco Group entered into a waiver agreement with the syndicate of banks issuing the credit facility to extend the deadline for providing audited consolidated financial statements to June 18, 2004.

Repayment of debt

On May 24, 2004 the Adecco Group repaid all outstanding principle and interest on guaranteed notes due 2004-2007. These notes had an outstanding principle balance at December 28, 2003 of EUR 27.

On May 13, 2004, the Adecco Group elected to repay the outstanding balance of the securitisation agreement due June 30, 2004. The amount paid to settle the agreement was GBP 25 (EUR 37).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ADECCO S.A.
(Registrant)

	By:	/s/ JÉRÔME CAILLE
	Name:	Jérôme Caille
	Title:	Chief Executive Officer

Date: June 28, 2004
	By:	/s/ JIM FREDHOLM
	Name:	Jim Fredholm
	Title:	Chief Financial Officer
Date: June 28, 2004

EXHIBIT INDEX

EXHIBIT No.	Description

1.1(a)*	Status of Adecco S.A. (in French), as amended to April 16, 2003 (incorporated herein by reference to Exhibit 1.1(a) to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 24, 2003 (File No. 0-25004)).

1.1(b)*	(Statutes) Articles of Incorporation of Adecco S.A. (in English), as amended to April 16, 2003 (incorporated herein by reference to Exhibit 1.1(b) to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 24, 2003 (File No. 0-25004)).

2.1*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.2*	Specimen of certificates representing Adecco S.A. ADSs (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.3*	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999 (incorporated herein by reference to the Company’s Amendment No. 4 to Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 9, 2000 (File No. 33-88597)).

2.3.1*	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999 (incorporated herein by reference to Exhibit (a)(2) to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6, as filed with the Securities and Exchange Commission on April 12, 2001 (File No. 33-85256)).

2.4	Bond Purchase Agreement for CHF 900 million Zero Coupon Convertible Bonds due 2013, dated August 19, 2003, between Adecco Financial Services (Bermuda) Ltd. (as issuer), Adecco S.A. (as guarantor), and Credit Suisse First Boston, Goldman, Sachs & Co. Bank, Société Générale and BNP Paribas (as managers).

4.1*	Paying and Conversion Agency Agreement, dated November 25, 1999, between Meridian B.V., as Issuer, and Adecco S.A., as Guarantor, of 360,000,000 1.50% Guaranteed Convertible Notes due 2004 (incorporated herein by reference to Exhibit 3.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. File No. 0-25004)).

4.2*	Indenture dated March 15, 1996 between Olsten Corporation and First Union National Bank, as Trustee, relating to Olsten’s 7% Senior Notes due 2006 (incorporated herein by reference to Exhibit 3.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. File No. 0-25004)).

4.3*	Bond Purchase and Paying Agency Agreement for 4% Bonds 1997-2005 of CHF 300 million, dated June 27, 1997, between Adecco S.A., as Borrower, and Swiss Bank Corporation acting through SBC Warburg, acting on behalf of syndicate bank underwriters (incorporated herein by reference to Exhibit 3.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 1998 (File No. File No. 0-25004)).

4.4*	Offering Circular, dated March 13, 2001, of Adecco Financial Services (Bermuda) Ltd., for EUR 400,000,000 6% Guaranteed Notes due 2006 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 25, 2001 (File No. 0-25004)).

4.5*	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, among Adecco S.A. and Adecco Coordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000 (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 24, 2003 (File No. 0-25004)).

EXHIBIT No.	Description

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Jérôme Caille

12.2	Section 302 Certification of Jim Fredholm

13.1	Certification of Jérôme Caille pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Jim Fredholm pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Ernst & Young Ltd.

*	Previously filed and incorporated herein by reference.

The total amount of long-term debt securities of the Adecco Group authorised under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of the Adecco Group on a consolidated basis. The Adecco Group agrees to furnish copies of any and all of these instruments to the Commission upon request.