Form 20-F
period 2005-01-02
ADECCO SA
filed 2005-05-23
CIK 931496

As filed with the Securities and Exchange Commission on May 23, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended January 2, 2005.

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

Title of Class	Outstanding at January 2, 2005
Common Shares, par value CHF 1.00 per share	187,330,240

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

Item 17   ☐    Item 18   ☒

CERTAIN DEFINITIONS AND CONVENTIONS

Adecco S.A. is a Swiss corporation and is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as the “Company” unless the context indicates otherwise. The Company’s consolidated financial statements included in Item 18. “Financial Statements” in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles, referred to as “U.S. GAAP”.

Corporate governance disclosure reflects the requirements of the Directive on Information Relating to Corporate Governance, issued by the Swiss Stock Exchange and entered into force on July 1, 2002, and the Company’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance of March 2002. In this report the Company discloses its corporate governance information as of December 31, 2004. However, all financial information set forth in the Company’s Consolidated Financial Statements is presented for the fiscal years ended January 2, 2005, December 28, 2003 and December 29, 2002. Unless otherwise indicated, all financial information provided in this Annual Report is reported as of January 2, 2005.

All financial amounts are stated in millions, except share and per share amounts, or as indicated otherwise.

Adecco S.A.’s share capital is denominated in Swiss francs, and the cash dividends are declared and paid in Swiss francs. The Swiss franc is also the currency of stock option grants because it is the functional currency of the issuing entity.

DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS

Information in this Annual Report may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. Terms and phrases such as “expect”, “anticipate”, “intend”, “plan”, “predict”, “may”, “project”, “could”, “will”, “believe”, “seek”, “estimate”, and similar expressions identify forward-looking statements. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this Annual Report are based on information available to the Company as of the date of this Annual Report, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things:

•	global GDP trends and the demand for temporary work;

•	changes in regulation of temporary work;

•	intense competition in the markets in which the Company competes;

•	changes in the Company’s ability to attract and retain qualified temporary personnel;

•	the resolution of U.S. state unemployment tax reviews;

•	the resolution of a French anti-trust investigation;

•	the resolution of the U.S. class action litigation and remaining regulatory inquiries relating to the 2003 financial reporting delay; and

•	any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this Annual Report are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Risk Factors section of this Annual Report and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for further discussion of the factors and risks associated with our business.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Selected Financial Data

The following selected financial data are derived from the Company’s consolidated financial statements. The consolidated financial statements for the years ended January 2, 2005, December 28, 2003 and December 29, 2002 have been audited by Ernst & Young AG, independent auditors. The financial statements for the two years ended December 30, 2001 have been audited by other independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes, Item 5. “Operating and Financial Review and Prospects”, and other financial information included herein.

The Company’s consolidated financial data include the operating results of significant acquisitions and reclassifications relating to discontinued operations as follows:

•	In 2000, the operating results of Olsten were included, beginning April 2000, the date of the acquisition; and

•	Due to the disposal of jobpilot in April 2004, the related operating results since the date of acquisition, beginning in May 2002, have been reclassified to discontinued operations for 2004, 2003, and 2002.

In EUR unless otherwise noted	2004	2003	2002	2001	2000
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Statement of Operations Data:
Revenues	17,239	16,226	17,085	18,034	17,091
Operating income(1)	530	509	454	48	40
Cumulative effect of change in accounting principle, net of tax(2) (3)	—	(3)	—	(5)	—
Income / (loss) from continuing operations	302	308	250	(282)	(275)
Income / (loss) from discontinued operations	30	(3)	(8)	—	—
Net income / (loss)	332	305	242	(282)	(275)
Per Share Data:
Income / (loss) from continuing operations per share	1.61	1.66	1.34	(1.52)	(1.50)
Diluted income (loss) from continuing operations per share	1.54	1.63	1.32	(1.52)	(1.50)
Net income / (loss) per share	1.77	1.63	1.30	(1.52)	(1.50)
Diluted net income (loss) per share	1.69	1.61	1.28	(1.52)	(1.50)
Dividends Declared Data:
Cash dividends declared per common share (CHF)	0.70	0.60	1.00	1.00	0.84
Cash dividends declared per common share (EUR)(4)	0.46	0.40	0.68	0.65	0.54
Cash dividends declared per common share (USD)(4)	0.56	0.43	0.60	0.58	0.50
Balance Sheet Data (at period end):
Total assets	6,441	6,316	5,826	6,297	6,994
Net assets	1,773	1,547	1,339	1,206	1,570
Long-term debt, less current maturities	1,272	1,479	1,334	1,382	1,673
Common stock and additional paid-in capital	2,142	2,109	2,094	2,074	2,053
Basic weighted-average common shares	187,074,416	186,744,214	186,527,178	185,880,663	183,735,340
Diluted weighted-average common shares	201,328,174	195,777,267	193,469,123	185,880,663	183,735,340

(1)	Operating income in 2001 and 2000 includes amortisation of goodwill of EUR 724 and EUR 708, respectively.

(2)	As of the first day of fiscal year 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The adoption resulted in a cumulative transition adjustment of EUR 5 after-tax charge to earnings.

(3)	As of the first day of fiscal year 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. The adoption resulted in a cumulative adjustment of EUR 3 after-tax charge to earnings.

(4)	Cash dividends are declared in Swiss francs and translated to Euros and to U.S. dollars at the approximate rate applicable at the time of the transaction.

Exchange Rates

The table below sets forth the average, high, low and period-end noon buying rate in New York for cable transfers payable in foreign currencies for Euros expressed in U.S. dollars per Euro:

	Period End	Average(1)	Low	High
	(USD per EUR 1.00)
Year
2000	0.94	0.92	0.83	1.03
2001	0.89	0.89	0.84	0.95
2002	1.05	0.95	0.86	1.05
2003	1.26	1.14	1.04	1.26
2004	1.35	1.25	1.18	1.36
Months
2004
November	1.33		1.27	1.33
December	1.35		1.32	1.36
2005
January	1.30		1.30	1.35
February	1.33		1.28	1.33
March	1.30		1.29	1.35
April	1.29		1.28	1.31
May (through May 10)	1.29		1.28	1.29

(1)	Represents the average of the noon buying rate in New York for cable transfers payable in foreign currencies for Euros on the last business day of each month during the relevant year.

The noon buying rate in New York for cable transfers payable in foreign currencies for Euros expressed in U.S. dollars on May 10, 2005 was 1.29 per Euro.

Risk Factors

In an economic downturn, companies may use fewer temporary employees, which could materially adversely affect the Company.

Demand for personnel services is sensitive to changes in the level of economic activity. For example, when economic activity begins to increase, temporary employees are often added before full-time employees are hired. During expansions, there is also increased competition among temporary services firms for qualified temporary personnel. As economic activity slows, companies tend to reduce their use of temporary employees before undertaking layoffs of their regular employees, resulting in decreased demand for temporary personnel. A significant economic downturn, particularly in France or North America where the Company collectively derived 57% of its 2004 revenues, could have a material adverse effect on the Company’s results of operations, financial condition or liquidity.

The worldwide staffing services market is highly competitive with few barriers to entry, potentially limiting the Company’s ability to maintain or increase its market share or margins.

The worldwide staffing services market is highly fragmented and competitive with few barriers to entry. The Company competes on a local and national basis in markets throughout North America, Europe, Australia, Asia and Latin America with full-service and specialised temporary service agencies. Moreover, competition from internet-based sources has increased, and seeks to displace the traditional staffing services businesses of the Company and its competitors by replacing them with new business models.

While the majority of the Company’s competitors are significantly smaller than the Company, several competitors, including Manpower Inc. (United States), Vedior N.V. (Netherlands), Randstad Holding N.V. (Netherlands) and Kelly Services, Inc. (United States) have substantial marketing and financial resources. The Company expects that the level of competition will remain high in the future, which could limit the Company’s ability to maintain or increase its market share or margins.

The Company’s success depends upon its ability to attract and retain qualified temporary personnel.

The Company depends upon its ability to attract and retain temporary personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. The Company must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional skills or special industry know-how may be expected in periods of high demands for these individuals. There can be no assurance that qualified personnel will continue to be available to the Company in sufficient numbers and on terms of employment acceptable to the Company and its clients. The Company’s success will depend on its ability to recruit qualified temporary personnel and retain them.

If the Company loses its key personnel, its business may suffer.

The Company’s operations are dependent on the continued efforts of its executive officers and senior management. In addition, the Company is dependent on the performance and productivity of its local managers and field personnel. The Company’s ability to attract and retain business is significantly affected by local relationships and the quality of service rendered. The loss of those key executive officers and senior management who have acquired experience in operating a staffing service company on an international level may cause a significant disruption to the Company’s business. Moreover, the loss of the Company’s key local managers and field personnel may jeopardise existing customer relationships with businesses that continue to use the Company’s staffing services based upon past direct relationships with these local managers and field personnel. Either of these types of losses could adversely affect the Company’s operations, including its ability to establish and maintain customer relationships.

The Company may be exposed to employment-related claims and costs that could materially adversely affect its business.

The Company is in the business of employing people and placing them in the workplace of other businesses. Attendant risks of these activities include possible claims by customers or third parties of employee misconduct or negligence, claims by employees of discrimination or harassment (including claims relating to actions of the Company’s customers), claims related to the inadvertent employment of illegal aliens or unlicensed personnel, payment of workers’ compensation claims and other similar claims. These risks are especially prevalent in the United States where the legal systems favour class actions and claims for substantial damages. The Company has policies and guidelines in place to help reduce its exposure to these risks and has purchased insurance policies against certain risks in amounts that it believes to be adequate. However, there can be no assurance that the Company will not experience these problems in the future, that the insurance will cover all claims that may be asserted against the Company or that the Company may not incur fines or other losses or negative publicity with respect to these problems that could have a material adverse effect on the Company’s business.

The cost of unemployment insurance taxes and workers’ compensation costs for the Company’s temporary employees may rise and reduce the Company’s margin, and the Company’s tax rates are under review in various U.S. states.

Businesses use temporary staffing in part to shift certain employment costs and risks to personnel services companies. For example, the Company is responsible for and pays unemployment insurance taxes and workers’ compensation for its temporary employees. For example, in the United States these costs have risen substantially as a result of increased claims and governmental regulation. There can be no assurance that the Company will be able to increase the fees charged to its clients in the future to keep pace with increased costs. Price competition in the personnel services industry is intense. There can be no assurance that the Company will maintain its margins, and if it does not, its results of operations, financial condition, and liquidity could be adversely affected.

In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of the date of this Annual Report, we have not received any assessments from these states, but we anticipate that we will receive such assessments in due course.

It is possible that other states will initiate similar reviews. As of January 2, 2005, the Company has reserved EUR 8 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations or cash flows. The Company intends to evaluate and, as appropriate, contest any such assessment.

A subsidiary of the Company is the subject of a French antitrust investigation, the outcome of which cannot be predicted.

In November 2004, the French competition authority, Direction Générale de la Consommation de la Concurrence et de la Répression des Fraudes (DGCCRF), commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. At this stage, the Company is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may adversely affect the Company’s business and results of operations.

In many jurisdictions in which the Company operates, the temporary employment industry is heavily regulated. For a discussion of certain aspects of these regulations, see Item 4. “Information on the Company — Regulation”. There can be no assurance that the countries in which the Company operates will not:

•	create additional regulations that prohibit or restrict types of employment services the Company currently provides;

•	require the Company to obtain additional licensing to provide staffing services; or

•	increase taxes payable by the providers of staffing services.

The Company does not believe that any of the pending regulatory changes relating to the temporary employment industry will have a material adverse effect on the Company’s business. However, future changes in regulations may make it more difficult or expensive for the Company to continue to provide its staffing services and may have an adverse effect on the Company’s financial condition, results of operations and liquidity.

Failure to maintain and renew required guarantees related to regulatory license obligations in certain countries may adversely affect the Company’s business and results of operations.

The Company has entered into certain guarantee contracts predominantly with France, Italy and Spain relating to government regulations for operating a temporary staffing business, and these guarantee contracts are generally renewed annually. Pursuant to the relevant government regulations, these guarantees are required to be in place; otherwise the relevant licenses granted by government regulators to the Company to conduct its temporary staffing business would be withdrawn. The withdrawal of these required operating licenses would have a material adverse effect on the Company’s ability to conduct its business. Additionally, in the event that these guarantee contracts with the Company are not renewed annually, the Company will be required to fund these guarantees itself which may have an adverse effect on the Company’s financial condition, results of operations or liquidity.

Risks associated with the Company’s international operations, including currency fluctuations, may adversely affect the Company’s business, operating results or share price.

The Company’s operations are conducted around the world. Operations in the Company’s markets are subject to risks inherent in international business activities, including, but not limited to:

•	foreign currency fluctuation;

•	varying economic and political conditions;

•	cultures and business practices in different regions;

•	overlapping or different tax structures;

•	accounting and reporting requirement compliance;

•	changing and, in some cases, complex or ambiguous laws and regulations; and

•	litigation claims and judgments.

The Company’s local operations are reported in the applicable foreign currencies and then translated into Euro at the applicable foreign currency exchange rates for inclusion in the Company’s consolidated financial statements. Exchange rates for currencies of these countries may fluctuate in relation to the Euro and these fluctuations may have an adverse effect on the Company’s operating results when translating foreign currencies into Euro.

Adecco S.A.’s common shares are listed and traded on the SWX Swiss Exchange, Euronext Premier Marché and the New York Stock Exchange. The prices for Adecco S.A. common shares on the SWX Swiss Exchange are expressed in Swiss francs, and the prices for Adecco S.A. common shares on Euronext are expressed in Euro, but dividends on Adecco S.A. common shares, if any, are only paid in Swiss francs. Fluctuations in the exchange rate between the Swiss franc or Euro and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of Adecco S.A. common shares on the SWX Swiss Exchange and the Euro price on the Euronext Premier Marché. These fluctuations are also likely to affect the market prices of Adecco S.A. American Depository Shares (ADSs) and may negatively affect the U.S. dollar value of any dividend payments holders of Adecco S.A. ADSs may receive in the future.

The Company’s acquisition strategy may have an adverse effect on the Company’s business.

The Company has a strategy of growing in part by acquisition and may make material acquisitions in the future. Acquisitions may involve significant risks, including but not limited to:

•	difficulties in the assimilation or integration of the operations, services and corporate culture of the acquired companies;

•	failure to achieve expected synergies and other benefits;

•	insufficient indemnification from the selling parties for legal liabilities incurred by the acquired companies prior to the acquisitions; and

•	diversion of management’s attention from other business concerns.

In addition, further acquisitions would likely result in the incurrence of debt or, if stock is issued, potential dilution, and contingent liabilities and an increase in interest expense and amortisation expense related to intangible assets, which could have a material adverse effect on the Company’s results of operations, financial condition or liquidity.

The resolution of the U.S. class action litigation and remaining regulatory inquiries relating to the 2003 financial reporting delay could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Following the Company’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, the U.S. Securities and Exchange Commission, the U.S. Department of Justice and the SWX Swiss Stock Exchange commenced regulatory investigations. In March 2005, the staff of the U.S. Securities and Exchange Commission notified the Company that its investigation has been terminated and that no enforcement action has been recommended. The Company has not had any recent contact with the U.S. Department of Justice in connection with its investigation. The SWX Swiss Stock Exchange closed its preliminary investigation into the Company’s compliance with applicable accounting and regular reporting requirements without any sanctions, while the Company has appealed a reprimand, the lowest level of sanction without monetary penalty, issued in relation to the SWX Swiss Stock Exchange ad hoc publicity rules.

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, were commenced following the Company’s January 2004 announcement. The lawsuits, which were consolidated, alleged violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. On May 16, 2005, an order was entered in the United States District Court for Southern District of California dismissing the consolidated class action complaint. The order dismisses the complaint without prejudice and grants plaintiffs leave to replead within 45 days.

There can be no assurance that the resolution of any of these remaining matters will not have a material adverse effect on Adecco S.A.’s financial position, results of operations or cash flows.

The Company has two major shareholders who together own and control approximately 30.0% of Adecco S.A.’s common shares, and therefore together could have a significant impact on decisions taken by the shareholders.

On April 30, 2005, Akila Finance S.A. (Luxembourg), which is owned by Philippe Foriel-Destezet, a director and Co-Chairman of Adecco S.A., owned, directly or indirectly, approximately 18.2%, and KJ Jacobs AG (now Jacobs Holding AG) owned approximately 11.7%, of the 187,374,415 outstanding Adecco S.A. common shares. See Item 7 — “Major Shareholders and Related Party Transactions.” The direct and indirect ownership of a substantial percentage of the outstanding Adecco S.A. common shares by these two shareholders provides them with significant voting power at a meeting of shareholders. In addition, the two holdings could discourage an unsolicited bid for Adecco S.A. common shares. The Company is not aware of any voting agreement relating to the Adecco S.A. common shares between Akila Finance S.A. and Jacobs Holding AG.

Holders of Adecco S.A. ADSs and U.S. shareholders may have a limited ability to participate in rights offerings.

Swiss law generally requires a corporation to offer its shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage whenever a Swiss corporation issues new shares, a concept known as “pre-emptive rights.” If by the terms of a rights offering or for any other reason it is impracticable to make the rights or net proceeds available to any holder of Adecco S.A. ADSs, Morgan Guaranty Trust Company of New York, as the depository of Adecco S.A. common shares represented by the ADSs and as the issuer of the ADSs, may allow the rights to lapse pursuant to the deposit agreement among Adecco S.A., Morgan Guaranty Trust Company of New York and, by virtue of ownership of the ADSs, the holders of Adecco S.A. ADSs. In addition, holders of Adecco S.A. ADSs in the United States may not be able to exercise pre-emptive rights through Morgan Guaranty Trust Company of New York unless a registration statement under the United States Securities Act of 1933 (the “Securities Act”) is effective with respect to these rights or an exemption from the registration requirements thereunder is available. The Company intends to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement, any benefits to it of enabling the holders of Adecco S.A. ADSs to exercise these rights and any other factors the Company considers appropriate at the time and then will make a decision as to whether to file any registration statement. Therefore, no assurance can be given that any registration statement would be filed. Similar restrictions apply to U.S. holders of Adecco S.A. common shares. To the extent holders of Adecco S.A. ADSs are unable to exercise their rights because a registration statement has not been filed and no exemption from the registration requirements under the Securities Act is available, Morgan Guaranty Trust Company of New York may attempt to sell the holders’ pre-emptive rights and distribute the net proceeds thereof, if any, to the holders of Adecco S.A. ADSs. In any of these cases, the holders’ equity interest in the Company would be diluted proportionately. Morgan Guaranty Trust Company of New York, after consultation with the Company, will have discretion as to the procedure for making pre-emptive rights available to holders of Adecco S.A. ADSs, or if the rights have value, which they frequently do not, in disposing of these rights and making the net proceeds available to these holders.

Item 4.	INFORMATION ON THE COMPANY

History and Development of the Company

The Company resulted from the August 1996 merger of Adia S.A. (“Adia”) and Ecco S.A. (“Ecco”), pursuant to which each Ecco stockholder received Adia common shares or cash for each share of Ecco common stock they held. In connection with the merger with Ecco, Adia changed its name to Adecco S.A.

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

Adecco S.A. is a société anonyme, first registered on May 18, 1967 (under the name Adia), renamed to Adecco S.A. in 1996, and organised under the laws of Switzerland, at 1275 Chéserex, Switzerland. Adecco S.A.’s principal corporate office is operated by its wholly owned subsidiary, Adecco management & consulting S.A., located at Sägereistrasse 10, 8152, Glattbrugg, Switzerland. Adecco management & consulting’s telephone number is +41 1 878 8888.

Acquisitions and Disposals

Since its formation, the Company has pursued a strategy of growing in part through acquisitions of other personnel services businesses. These acquisitions included Delphi Group and Career Staff in 1999 and the acquisition of the significant operations of Olsten Corporation in 2000. More recent acquisitions have been:

jobpilot. Between May and October 2002, the Company acquired 100% of the outstanding voting common shares of jobpilot AG (“jobpilot”), a leading supplier of on-line staffing recruitment services in Europe, for approximately EUR 60 in cash, net of EUR 12 cash acquired. jobpilot provided an internet platform for on-line staffing and recruiting. The acquisition was accounted for as a purchase. Marketing, IT and customer-related intangibles were valued at an estimated fair value of EUR 13 and goodwill amounted to EUR 42 at the date of acquisition and was not tax deductible. Goodwill represented the Company’s cost to access the market, acquire industry expertise and to rapidly establish its e-HR Services Division. In December 2003, jobpilot AG was converted into jobpilot GmbH.

In April 2004, the Company sold its holding in jobpilot GmbH to a subsidiary of Monster Worldwide Inc. (“Monster”) for a sales price of EUR 88. The sales price was paid partially in cash amounting to EUR 64 and partially through the issuance of one million shares of Monster stock, which had a fair value on the date of sale of EUR 24. Management decided to sell jobpilot as it was no longer considered strategically relevant to the core business. The jobpilot operations were included in the Company’s e–HR Services & Other operating segment. Income from discontinued operations recorded in 2004 consists of an after-tax gain on disposal of EUR 31, before deducting transaction costs and the loss for the four months ended April 2004 of EUR 1.

2004 Acquisitions. During the second half of 2004, the Company acquired a 100% interest in Sydelis, an information technology consulting business in France, and the majority holding in Peopleone, a leading human resource services provider in India.

Altedia. In March 2005, the Company acquired, through a newly created 70% owned subsidiary (“Adecia”), 50.5% (and 49.0% voting rights) of the outstanding share capital of Altedia from its founders. For its holding in Adecia, the Company paid EUR 40. Adecia launched a public tender offer on April 12, 2005 to purchase the remaining shares of Altedia for EUR 19 a share. Assuming full acceptance of the tender offer, the Company expects to pay an additional EUR 60 thereby increasing its ownership in Adecia to 85%. Altedia is a human resources consulting company in France operating in the fields of: reorganizations, career transition and social engineering, human capital (recruitment, evaluation and management of skills, coaching, training, compensation and benefits, employee shareholding, stock options, retirement, change management), and external communications.

Humangroup. In April 2005, the Company entered into a definitive agreement to acquire Humangroup for a cash purchase price of EUR 57 plus assumed debt of EUR 9. Humangroup is a Spanish human resources company offering staffing services under the AltaGestión brand and outsourcing solutions under the Eurocen, Extel and Eurovendex brands. The acquisition is subject to approval by Spanish antitrust authorities.

Business Overview

The Company is the global leader in human resource solutions including temporary staffing and permanent placement, specialist and professional staffing, and career services consulting and outplacement. The Company’s network of over 6,000 branches and 30,000 employees in 70 countries and territories at the end of 2004 connects up to 700,000 associates with over 145,000 clients. Adecco S.A. is registered in Switzerland and managed by a multinational team with expertise in markets worldwide. The Company delivers a broad range of human resource services to meet the needs of small and large business clients and qualified associates.

The staffing industry is fragmented and highly competitive. Customer demand is dependent upon the overall strength of the labour market as well as an established trend towards greater workforce flexibility. The business is also strongly influenced by the macroeconomic cycle which typically results in growing demand for employment services during periods of economic expansion and, conversely, contraction of demand during periods of economic downturn. Due to the sensitivity to the economic cycle, forecasting for staffing and human resource services is challenging. Typically customers are not able to provide much advance notice of changes in their staffing needs.

Responding to each customer’s fluctuating staffing requirements in a flexible way is a key element of the Company’s strategy and the underlying basis for its diverse staffing and human resource services network.

Anticipating trends in demand is an important part of managing our internal cost structure. The ability to maximise our overall resources and to enhance competitive advantage through our wide variety of services and locations while maintaining standards of quality to both our clients and associates are key components to achieving profitability targets during any part of the economic cycle.

Overview by Division

To efficiently respond to our clients’ staffing and human resource needs, we manage our operations through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services.

•	Adecco Staffing provides flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical and telecommunications sectors. At January 2, 2005, the Adecco Staffing Division operated in 70 countries and territories across Europe, the Middle East, Africa, Asia Pacific and North and South America from a network of approximately 5,600 branches;

•	Ajilon Professional offers specialised temporary staffing, permanent placement and consulting services, with particular emphasis in the areas of information technology, finance and accounting, engineering, and high-end clerical support. At January 2, 2005, the Ajilon Professional Division operated in 17 countries and territories across North America, Europe and Asia from a network of approximately 480 branches; and

•	LHH Career Services provides outplacement and career counselling to employees in transition, together with leadership development and organisational consulting. At January 2, 2005, the LHH Career Services Division operated approximately 110 branches across North America and Europe.

	Revenues by Division Fiscal Year Ended (in millions)
	2004		2003		2002
Adecco Staffing	EUR	15,287	EUR	14,336	EUR	14,853
Ajilon Professional		1,797		1,678		1,950
LHH Career Services		155		212		282

Total revenues	EUR	17,239	EUR	16,226	EUR	17,085

For both 2004 and 2003, the Adecco Staffing, Ajilon Professional and LHH Career Services divisions generated 89%, 10% and 1%, respectively, of the Company’s total revenues. For 2002, the Adecco Staffing, Ajilon Professional and LHH Career Services divisions contributed 87%, 11% and 2%, respectively, of the Company’s total revenues.

Within the divisions, management is principally organised by region, defined as North America (United States and Canada), Europe (primarily France, the United Kingdom, Belgium, Germany, Italy, the Netherlands, Spain and Switzerland), Asia Pacific (primarily Japan and Australia) and the Rest of World (primarily Latin America).

In 2003 and 2002, the Company reported a fourth division, e-HR Services & Others, which was formed following the acquisition of jobpilot and its subsidiaries, an online recruitment service provider, in May 2002. In April 2004, jobpilot was sold and the operating results, assets and liabilities, and cash flows related to the business sold have been reclassified as discontinued operations.

Strategy

The Company’s strategy includes:

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

Seasonality

Our quarterly operating results are affected by the seasonality of our customers’ businesses. Demand for staffing services historically has been highest during the third quarter and lowest during the first quarter of the year.

Business lines

In 2004, 2003 and 2002, 94% of total revenues were generated from temporary staffing. Temporary staffing billings are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service. The temporary associate is paid the net hourly amount after statutory deductions on a daily, weekly or monthly basis. Certain other employer payroll-related costs are incurred and the net difference between the amounts billed and payroll costs incurred is reported as gross margin. Temporary associates’ salaries and wages comprised 76%, 75% and 76% of total direct costs of services in 2004, 2003 and 2002, respectively. Social charges and benefits for the Company’s associates accounted for 21% of direct costs of services in 2004, 2003 and 2002.

Revenues derived from outsourcing, outplacement, and permanent placement services totalled 6% in 2004, 2003 and 2002. The terms of the outsourcing and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service. For permanent placement services, the placement fee is directly negotiated with the client. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established, based on historical information, for any non-fulfilment of permanent placement obligations. Outplacement and permanent placement services provide significantly higher gross margin, and thus one of the Company’s strategic goals is to increase revenues from these services in the coming years.

Key performance indicators

We monitor operational results through a number of key performance indicators and use these measures of current operational performance along with qualitative information and economic trend data to direct the Company’s strategic focus.

These indicators include the following:

•	Business mix – the revenue split between temporary staffing, permanent placement and other services.

•	Bill rate – an average hourly billing rate for temporary staffing services indicating current price levels within this service line.

•	Pay rate – an average hourly payroll rate including social charges for temporary staffing services indicating current costs within this service line.

•	Temporary hours sold – the volume, reported on an hourly basis, of temporary staffing services sold.

•	Temporary associates – the yearly average of the weekly number of associates placed in temporary staffing positions.

•	Client base – the yearly average of the weekly number of active clients with whom the Company is working.

•	Permanent placements – the number of candidates placed in permanent job positions.

•	Average fee per placement – the average amount received for job placement services.

•	Days sales outstanding (“DSO”) – accounts receivable turnover.

•	Full time equivalent (“FTE”) employees – the number of full time employees.

•	Branches – the number of locations where the Company performs human resource services.

Overview by Region

	Revenues by Region (in millions)						2004 vs 2003 % variance		2003 vs 2002 % variance
	2004		2003		2002		EUR	Constant Currency	EUR	Constant Currency
	(53 weeks)		(52 weeks)		(52 weeks)
Europe	EUR	11,298	EUR	10,334	EUR	10,458	9	9	(1)	0
North America		3,698		3,849		4,534	(4)	6	(15)	1
Asia Pacific		1,845		1,653		1,630	12	13	1	10
Rest of World		398		390		463	2	12	(16)	9

Total revenues	EUR	17,239	EUR	16,226	EUR	17,085	6	9	(5)	2

Information by regions

During 2004, the Company generated 66% of its revenues in Europe, 21% in North America, 11% in Asia Pacific and 2% in the Rest of the World. During 2003, the Company generated 64% of its revenues in Europe, 24% in North America, 10% in Asia Pacific and 2% in the Rest of the World. For 2002, the comparable percentages were 61%, 26%, 10% and 3%.

Revenues in 2004 in Europe increased by 9% to EUR 11,298. In North America, revenues decreased by 4% to EUR 3,698 in 2004 largely due to the weakening of the U.S. dollar against the Euro. In constant currency, North American revenues increased by 6%. In Asia Pacific, revenues increased by 12% and 13% in constant currency to EUR 1,845 in 2004. In the Rest of the World revenues increased by 2% and by 12% in constant currency.

The Company saw 2003 revenues decline compared to 2002 in its two largest regions, Europe and North America, as well as in the Rest of World. This decrease was mainly due to negative currency fluctuations. Revenues decreased by 1% in Europe and by 15% in North America. However, in constant currencies, revenues were flat in Europe and increased in North America by 1%. In Asia Pacific revenues increased by 1%, but increased by 10% measured in constant currency. In the Rest of the World revenues decreased by 16%, but in constant currency increased by 9%.

For further discussion, see Item 5. “Operating and Financial Review and Prospects” of this Annual Report.

Europe

At January 2, 2005, the Company operated in Europe in 3,991 branches, producing 66% of the Company’s consolidated revenues in 2004. The eight largest markets by revenues are described below:

France

At January 2, 2005, the Company operated in France in 1,703 branches, producing 36% of the Company’s consolidated revenues in 2004. In France, the Company offers temporary staffing, permanent placement, specialty staffing and consulting services and operates under the main brands: Adecco, Adia, Alexandre TIC, Quick Medical Services, Novitec, Ajilon, Districom, Adectec, Cenergys, Phonecco, Setsys, and Lee Hecht Harrison. Additional brands include Adom, Ordinter, France Interim, Cefope, Movadis, Oberthur, RH Facilities, Systel, Magnetic.

United Kingdom

At January 2, 2005, the Company operated in the United Kingdom through 554 branches offering temporary personnel and permanent placement services producing 8% of the Company’s consolidated revenues in 2004.

In the United Kingdom, the Company provides temporary staffing and permanent placement and other human resources solutions and consulting services through the Adecco, Ajilon, Computer People, Jonathan Wren, Office Angels, Roevin, and Adecco Alfred Marks.

Italy

At January 2, 2005, the Company operated in Italy through a network of 466 branches. Italy made up 6% of the Company’s consolidated revenues in 2004 and the Company offers full-time employment services and outplacement counselling services through the Adecco, Horecca, Adecco Formazione, Ajilon, and Adecco Paywise Systems brands. Temporary work was legalised in Italy in June 1997, and has expanded rapidly. Although the environment is liberal, under government regulations, barriers to entry and to serving certain sectors remain.

Benelux

At January 2, 2005, the Company operated 366 branches in the Benelux countries comprising 5% of the Company’s consolidated revenues in 2004. The Company offers full-time employment services and outplacement counselling services through the Adecco, Ajilon, and Lee Hecht Harrison brands.

Iberia

At January 2, 2005, the Company operated in Spain through a network of 305 branches and in Portugal through a network of 38 branches. The two countries made up 4% of the Company’s consolidated revenues. The Company entered the Spanish market in 1985 and, following deregulation in 1994, has expanded considerably. Within the Iberian region, the Company operates under the Adecco, Horecca, Adecco Formacion, Preventium, Adecco Paywise Systems, Atlas, Ajilon, Ajilon Accountants, and Lee Hecht Harrison brands.

North America

At January 2, 2005, the Company operated in North America in 1,609 branches throughout the United States and Canada and produced 21% of the Company’s consolidated revenues. Within North America, the Company provides general and specialty temporary staffing, permanent staff placements, outplacement counselling services and outsourcing under the Adecco, Adecco Technical, Ajilon, Ajilon Communications, Ajilon Finance, Co-counsel, Millenium Staffing, and Lee Hecht Harrison brands. In the United States, the Company operates through company-owned, franchise and licensed branches.

Asia Pacific

At January 2, 2005, the Company operated in Asia Pacific in 327 branches, producing 11% of the Company’s consolidated revenues in 2004. The Company’s principal market in Asia Pacific is Japan.

Japan

At January 2, 2005, the Company operated in Japan in 137 branches which produced 7% of the Company’s consolidated revenues, principally in the Tokyo area. The Company anticipates that demand for its temporary personnel will remain strong in Japan, given that temporary staffing companies are now allowed to operate in the manufacturing sector, which was previously served exclusively by outsourcing companies. A change in the competitive landscape is also expected as large outsourcing companies that formerly operated in the manufacturing sector now share the expanded market with temporary staffing companies.

Information Technology

During the past year, the Company continued its integrated people, bricks and clicks webcentric concept – AdeccoWeb – revolving around a central database, accessible to various levels via the web to colleagues, clients and candidates. It was established in Italy and Spain by the end of 2001. By the end of 2004, AdeccoWeb was in rollout phase in 18 additional European countries. Further expansion outside of Europe is planned for 2005.

Xpert® Online, the Company’s web assessment system, integrated with front office, is used in more than 30 countries, including the United States, Canada, United Kingdom, Italy, Spain, Benelux, Switzerland and Australia.

Adecco Club, a web-based staffing solution that automates transactions between clients and the Company, was implemented in the United States with more than 2,700 clients by the end of 2004.

Competition

The personnel services market is intensely competitive and highly fragmented, with few barriers to entry by potential competitors at the local level. In addition to the Company, the largest publicly-owned companies specialising in personnel services are Manpower Inc. (United States), Vedior N.V. (Netherlands), Randstad Holding N.V. (Netherlands) and Kelly Services, Inc. (United States). Only Adecco S.A. and Manpower Inc., however, have significant market shares in all the major personnel services markets in the world.

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

Because many customers contract for their personnel services locally, competition varies from market to market. Many customers use more than one personnel services company and it is common for a major customer to use several personnel services companies at the same time. However, in recent years, there has been a significant increase in the number of large customers consolidating their temporary personnel hiring with a single supplier or with a small number of firms. The Company’s customer base is large and diverse, with no customer accounting for a significant portion of revenues.

The Internet is also changing the way staffing companies do business. The Internet allows staffing companies to increase their revenues by providing improved services at a lower cost (through, for example, lower recruitment advertising costs, fewer branches and fewer internal staff members). Competition could intensify from on-line recruiters (e.g. Monster.com, careerbuilder.com), resume distribution companies (e.g. resumeblaster.com, resumexpress.com) and employer websites.

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

Depending on the economy of a particular market at any point in time, it may be necessary to place greater emphasis either on recruitment and retention of employment candidates or on marketing to customers. The Company recruits employment candidates through a wide variety of means, such as personal referrals, advertisements and an attractive compensation package that includes vacation and holiday pay, incentive plans and recognition programs.

Methods used to market personnel services to customers vary depending on the customers’ perceived need for workers, the skill levels required and the local labour supply. Depending on these factors, the Company competes by means of quality of service provided, scope of service offered and price. Indications of quality include promptness in filling an assignment, the ability to effectively match an individual worker to a specific assignment, the performance of the worker in that assignment and the management tools offered to customers to help them control their use of personnel services. Success in these areas is a function of employing a highly-motivated permanent staff, properly training the staff on the methods of recruiting and matching candidates to assignments and effectively using the systems that have been developed to support these processes.

Personnel service firms compete in the local market and the Company’s branches are an important point of sales for local clients and to attract local candidates. The extensive branch network and the flexibility to open and close branches in response to market changes is a clear advantage not only to serve local business but also to best serve national and global clients that are managed centrally but resourced through local branches.

The Company’s integrated “people, bricks and clicks” webcentric concept, is based on a central database that offers:

•	sharing of candidate information amongst branches, providing better matching and faster placement capability.

•	sharing of client information between branches which produces improved cross-selling opportunities and co-ordination of services to multi-site clients; and

•	ease, speed and consistency of analysis plus control for colleagues, clients and candidates.

Internet access to the database provides the following benefits:

•	clients and candidates can gain direct access to data, increasing the speed and reach of candidate or assignment searches. Clients and candidates can decide the level of support they require from the database. At base level, Internet access operates as an information exchange between client and candidate. More frequently, the database is used to check availability and interviewing. At a higher level of service, the database may be used to manage the complete recruitment process.

•	clients and candidates can also perform via the internet portals most interactions and exchanges of information with the Company, such as signing and extending contracts, inserting and validating time sheets, reviewing billing and payroll information, analysing historical data and statistics on the provided services, and more.

•	new functionalities, such as automatic notification of new candidates or assignments, are possible as is linking with other communications channels, such as mobile phones.

By the end of 2004, the central database had reached more than eight million unique candidates from 20 countries using AdeccoWeb.

In France, the centralized candidate database, introduced in 2003, allowed 600,000 placements of candidates exchanged across branches during 2004, an increase of 20% compared to 2003, in addition to a tripled volume of candidates sourced through the internet.

Regulation

Personnel services firms are generally subject to one or more of the following types of government regulation:

•	regulation of the employer/employee relationship between a firm and its temporary personnel;

•	registration, licensing, record keeping, data protection, and reporting requirements; and

•	substantive limitations on operations or the use of temporary employees by customers.

In addition, collective service agreements may address, complete, or modify certain areas that are subject to government regulation.

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

The personnel services industry is closely regulated in all of the major markets in which the Company operates, except the United States, Canada and the United Kingdom. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services. These restrictions include regulations:

•	affecting the type of work permitted; for example, Germany prohibits the use of temporary workers in construction work;

•	restricting the maximum length of a temporary assignment, varying from 3 to 42 months; for example, in Japan, a temporary employee cannot work in a single manufacturing position for more than one year; in the Netherlands, a temporary employee who has worked for Adecco for 42 months automatically qualifies for a long-term contract (for an indefinite time);

•	imposing requirements as to wage levels; for example, in France, Austria and Spain, wages paid to temporary workers must be the same as those paid to permanent workers;

•	restricting the circumstances under which temporary personnel may be employed; for example, in France the government is not permitted to use temporary personnel services; and

•	imposing bank guarantee requirements on temporary employment agencies in order to ensure the payment of salaries to temporary employees and the payment of social charges to national authorities mainly in France, Italy and Spain.

In some countries, special taxes, fees or costs are imposed in connection with the use of temporary personnel. For example, in France, to compensate for the precarious nature of their employment, temporary personnel are entitled to a 10% allowance of the temporary employee’s annual salary, pro-rated for the period of assignment, unless a new assignment is offered to them within three days. In some countries, the placement by private companies of permanent workers for a fee is prohibited.

In October 2001, a joint declaration was made between Euro-CIETT (Confédération Internationale des Entreprises de Travail Temporaire) of which the Company is a leading member, and UNI-Europa, representing the staffing industry and unions respectively. It proposed a framework for the new EU Directive on Private Agency Work that will guide positive regulation in the years ahead. The Joint Declaration called upon the European Commission to ensure that the Directive:

1.	recognised the use of agency employment as a means to enhance job opportunities and integration in the labour market in particular for special and/or disadvantaged groups.

2.	established the principle of equal treatment at two levels:

•	Obligations which arise from the employment relationship existing between the agency and the agency worker (for example, terms and conditions for the agency workers should be equal for the same job with one client); and

•	Obligations which arise from the fact that agency workers are assigned to work for and under the control of clients at their premises (for example, health and safety responsibility of the client should be the same for agency and non-agency workers).

3.	asked member states to periodically identify and review obstacles that may prevent agency work from playing a positive role in the labour market and eliminate them if appropriate.

The proposed European Directive on Private Agency Work has stalled primarily because of the lack of agreement in finding a common position and definition on many fundamental concepts affecting the agency worker. However, there have been more positive signs from many governments regarding the ongoing trend towards deregulation. The European Employment Task Force concluded in its report in November 2003 (the Kok report) that agency work is a source of flexibility for both companies and workers. It called on member states to better utilise the potential of temporary agency work and to eliminate unjustified restrictions such as limits on the use of agency workers and restrictions on the length of assignment. This was echoed in the proposed European Directive on Services in the internal market that effectively called for the removal of unjustified restrictions on staffing companies. This trend in Europe is reflected globally as governments struggle to find a solution to the enduring problem of unemployment and recognise staffing companies as playing a positive and key role in helping people into work.

On June 1, 2002, a bilateral treaty between Switzerland and the EU entered into force. Over a period of 12 years, it will introduce freedom of movement for EU and Swiss citizens. As of June 1, 2004, the priority given to indigenous workers in Switzerland vis-à-vis workers from the EU member states (excluding new accession states) was abolished.

In December 2002, the German Parliament passed a new temporary worker’s act, fundamentally reforming existing regulation. From the beginning of 2004, agencies must apply progressively equal working conditions agreed on through a collective agreement between trade unions and the sectoral trade association, including remuneration to temporary workers. In addition, the maximum length of assignment restrictions will be lifted.

In 2003, the Japanese Parliament modified the legislation for temporary work making it possible to provide temporary staffing services to the industrial and manufacturing sectors. The limit of a temporary assignment is a maximum of one year. The legislation has a trial period of three years before it is fully enacted.

In 2003, the Italian Parliament reformed the Labour Market legislation aiming to reduce unemployment. The traditional public employment intermediation was opened to private agencies and the Company is now authorised to provide not only temporary staffing services but also permanent placement and outplacement services as well.

Beginning in January 2005 in France, temporary staffing companies are now authorised to provide permanent placement services in addition to temporary staffing services. This new legislation further opens the opportunities for temporary staffing companies.

Trademarks

The Company and its subsidiaries maintain a number of trademarks, trade names, service marks and other intangible rights. The principal marks are the Adecco service mark and logo and the speciality brand service marks and logos, including Ajilon, Lee Hecht Harrison, Adia, Olsten, Office Angels, Computer People, Icon, AOC, Jonathan Wren, TAD Telecom, and Roevin. The Company or its subsidiaries have filed applications to register and/or have registered these trademarks and service marks in the major markets and countries where the Company operates and where such marks are used, as appropriate. The Company has taken reasonable steps to protect these trademarks and service marks in the major markets and countries where the Company operates and where such marks are used, as it deems appropriate. The Company is not currently aware of any infringements that would be likely to substantially injure the Company’s rights in such marks in the major markets and countries where such trademarks are used.

Organisational Structure

Adecco S.A. is the ultimate parent company within the Company. Adecco S.A. shares are listed and principally traded on the SWX Swiss Exchange. Adecco S.A. shares are also listed on Euronext Premier Marché and Adecco S.A. ADSs trade on the New York Stock Exchange. See Item 9 — “The Offer and Listing”.

See Exhibit 8.1 for a listing of the Company’s major subsidiaries.

Property, Plant & Equipment

The Company leases and owns properties in the regions in which it does business. The majority of the Company’s offices are leased, usually under short- or long-term leases containing commercially reasonable terms. Leasing of office space ensures higher flexibility to adapt to market requirements and manage liquidity. See Note 19 in the accompanying Consolidated Financial Statements for further information on future lease commitments. The facilities owned and leased by the Company are well-maintained and sufficient for its business, currently and for the foreseeable future. None of the properties owned or leased by the Company are individually material to its operations.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The information in this discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the notes thereto that are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are included elsewhere in this Annual Report, Item 3. ”Key Information (including “Risk Factors”)” and with the “Disclosure Concerning Forward-Looking Statements” at the beginning of this Annual Report.

Statements throughout this discussion and analysis using the term “the Company” refer to the Company which comprises Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities.

Currency

The financial results of foreign subsidiaries are translated into Euro, which the Company adopted as its reporting currency in 2003 in recognition of the significance of the Euro to the Company’s operations. In 2004, 52% of total revenues were generated in the Euro zone. Amounts shown in the consolidated statements of operations and consolidated statements of cash flows are translated using average exchange rates for the period. In 2004, the average exchange rate for the U.S. dollar and Japanese yen which comprised 20% and 7% of total revenues, respectively, weakened against the Euro. With the exception of the Swiss franc, the year end currency exchange rates, including the U.S. dollar, Japanese yen, British pound, Canadian dollar, and Australian dollar, used in translating the Company’s consolidated balance sheet, also weakened against the Euro.

Non-U.S. GAAP information and financial measures

The Company uses non-U.S. GAAP financial measures for management purposes. The principal non-U.S. GAAP financial measures are constant currency comparisons and net debt. These measures are used in addition to and in conjunction with results presented in accordance with U.S. GAAP.

Constant currency comparisons and net debt measures should not be relied upon to the exclusion of U.S. GAAP financial measures, but rather reflect an additional measure of comparability and means of viewing aspects of the Company’s operations that, when viewed together with the U.S. GAAP results, provide a more complete understanding of factors and trends affecting our business.

Because constant currency comparisons and net debt are not standardised, it may not be possible to compare our measures with other companies’ non-U.S. GAAP financial measures having the same or a similar name. Management encourages investors to review the Company’s financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Constant currency

Constant currency comparisons are calculated by multiplying the prior year functional currency amount by the current year’s foreign currency exchange rate. Management believes that constant currency comparisons are important supplemental information for investors because these comparisons exclude the impact of changes in foreign currency exchange rates, which are outside the Company’s control, and focus on the underlying growth and performance of the Company and it local operations.

Net debt

Management monitors outstanding debt obligations by calculating net debt. Net debt comprises short-term and long-term debt (and off-balance sheet debt in 2003 and 2002 relating to the external debt financing of the U.K. securitisation program) less cash and cash equivalents and short-term investments. Management believes that net debt is important supplemental information for investors because it provides a measure of the Company’s ability to pay back its debt at a given point in time.

The components of net debt are illustrated in the following table:

Net debt (in EUR)	2.1.2005	28.12.2003	29.12.2002
Short-term debt and current maturities of long-term debt	230	377	227
Off-balance sheet debt	0	36	59
Long-term debt	1,272	1,479	1,334
	1,502	1,892	1,620

Less:
Cash and cash equivalents	879	565	208
Short-term investments	324	403	1
Net debt	299	924	1,411

Critical Accounting Policies, Judgements and Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Company has established a review process to monitor the application of new accounting policies and the appropriateness of estimates. Changes in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements and are material to the Company’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors, the Audit Committee, and the independent auditors. The Company’s significant accounting policies are disclosed in Note 1 to consolidated financial statements.

Accruals and provisions

Various accruals and provisions are recorded for sales and income taxes, payroll related taxes, pension and health liabilities, workers’ compensation, profit sharing and other similar items taking into account local legal and industry requirements. The estimates used to establish accruals and provisions are based on historical experience, information from external professionals, including actuaries and other facts and reasonable assumptions under the circumstances. If the historical data the Company uses to establish its accruals and provisions does not reflect the Company’s ultimate exposure, accruals and provisions may need to be increased or decreased and future results of operations could be materially affected.

The French government has authorised various social programs, including the 35 hour work week agreement that was introduced in 2000. The Company adopted the complex rules associated with this agreement, which was aimed at the recognition of a lower social security charge. In France, compliance with social security rules is subject to governmental audits for a defined period of years. A provision must be created not only for the amounts due to customers, but also to cover the risk of non-compliance findings of governmental audits. Estimates of provisions are based on historical experience. Expenses are included in direct costs of services, as well as in selling, general and administrative expenses (SG&A). Experience in complying with these rules, expiration of the statutes of limitation and the results of audits by local authorities, as well as changes in the laws governing these social programs may require revision to management estimates and may materially impact the consolidated financial statements of the Company. Provisions for social security charges of EUR 51 and EUR 94 in 2004 and 2003, respectively, were released to the consolidated statements of operations.

In most U.S. states, the Company is self-insured for workers’ compensation claims by temporary workers. The provision recognised is determined by actuarial valuations that are performed periodically and is based on historical claim experience, and workers’ demographic and market components. Workers’ compensation expense is included in direct costs of services. Significant weakening of the U.S. market, changes in actuarial assumptions, increase of claims or changes in laws may require additional workers’ compensation expense. Improved claim experience may result in lower workers’ compensation premiums.

In the U.S., the Company incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. The Company has been advised by certain states that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. The Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of January 2, 2005, the Company has reserved EUR 8 for potential assessments.

Allowance for doubtful accounts

The Company makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. Bad debt expense of EUR 25, EUR 44 and EUR 89 was recorded in 2004, 2003 and 2002, respectively.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not. While management believes that its judgements and estimations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

In addition, significant judgement is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of intercompany transactions and arrangements. Although management believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different from amounts reflected in the income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made.

Interim reporting for income taxes is based on an estimated annual tax rate. In determining this rate, management makes estimates about taxable income for each subsidiary within the Company and the tax rate in effect in each jurisdiction. In addition, discrete events are reported in the quarter in which they occur. To the extent these estimates change during the year, the actual results will differ from these estimates. In addition, should discrete events take place during a particular quarter, the estimated annual tax rate may change between quarterly periods and may differ from the actual tax rate for the year.

Impairment of goodwill

The carrying value of goodwill is reviewed annually for impairment (or on an interim basis if required), at a reporting unit level. The annual impairment test is performed during the fourth quarter based on financial information as of November 1. In step one, the impairment test compares the carrying value of each reporting unit with the reporting unit fair value determined using a combination of comparable market multiples, additional market information and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of the impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is compared with the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income. In the case of newly acquired companies or the occurrence of significant events between impairment testing periods, the carrying value of goodwill is monitored. If necessary, additional analysis and tests would be performed and impairment losses recognised in earnings.

To determine the amount of impairment and the fair value of assets and liabilities, judgements and estimates are required based on external market and industry data, and forecasts of operational performance. In 2004, 2003 and 2002, no impairment loss was recognised.

Differences between the estimates used by management in its assessment and the Company’s actual performance, as well as market and industry developments, changes in the business strategy that may lead to the reorganisation of internal structures, change of resources and the disposal of businesses could all result in an impairment of goodwill.

Contingencies

In the ordinary course of business conducted around the world, the Company faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses these risks based on information available and assessments from external professionals.

The Company is currently involved in various claims and legal proceedings. Periodically, the status of each significant loss contingency is reviewed to assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, an accrued liability for the estimated loss is recorded. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the potential liability related to pending claims and litigation is reassessed and estimates are revised. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial position.

Operating Results

The table below includes a summary of consolidated financial data for the three fiscal years 2004, 2003 and 2002:

	For the Fiscal Years Ended
	EUR			Percentage
	2004	2003	2002	2004	2003	2002
	(53 weeks)	(52 weeks)	(52 weeks)
Revenues	17,239	16,226	17,085	100%	100%	100%
Direct costs of services	(14,365)	(13,469)	(14,046)	(83.3)	(83.0)	(82.2)

Gross margin	2,874	2,757	3,039	16.7	17.0	17.8
Selling, general and administrative expenses	(2,343)	(2,242)	(2,581)	(13.6)	(13.8)	(15.1)
Amortisation of intangibles	(1)	(6)	(4)	(0.0)	(0.1)	(0.0)

Operating income	530	509	454	3.1	3.1	2.7
Interest expense	(62)	(70)	(100)	(0.4)	(0.4)	(0.6)
Interest income and other non-operating expense, net	8	—	(7)	0.1	(0.0)	(0.1)

Income before income taxes, discontinued operations, and cumulative effect of change in accounting principle	476	439	347	2.8	2.7	2.0
Provision for income taxes	(174)	(128)	(97)	(1.1)	(0.8)	(0.6)

Income from continuing operations and before cumulative effect of change in accounting principle	302	311	250	1.7	1.9	1.4
Income/(loss) from discontinued operations	30	(3)	(8)	0.2	(0.0)	(0.0)
Cumulative effect of change in accounting principle, net of tax	—	(3)	—	—	(0.0)	—

Net income	332	305	242	1.9	1.9	1.4

Per share data in EUR:
Basic net income	1.77	1.63	1.30	—	—	—
Diluted net income	1.69	1.61	1.28	—	—	—

Overview

2004 saw a recovery of the overall business environment and continued growth in demand for staffing and human resource services. Countries undergoing favourable regulatory changes, such as Germany and Japan, experienced strong growth. Demand for outplacement services declined during 2004 as demand for these services weakens during a period of economic recovery.

The Company’s strategic focus during 2004 was on organic growth through the strengthening of current operations and expansion of the branch network while maintaining tight cost control. In January 2004, the Company announced a delay in the scheduled completion of the audit of its 2003 consolidated financial statements due to the identification of material weaknesses in its North American staffing operations and the need to investigate accounting, control and compliance issues in the U.S. and certain other countries. The Company’s Audit Committee commissioned an independent investigation by U.S. and Swiss counsel overseen by an independent monitor. This investigation is fully complete and did not find anything financially material to the Company. During 2004, the Company has remediated the material weaknesses identified in the 2003 audit.

The Company overcame the challenge that certain customers may have reduced their use of the Company’s staffing services as a result of the reporting delay and, in fact, grew both its client base and the number of temporary associates placed during the year. This enabled the Company to bring 2004 to a successful conclusion as illustrated by the following highlights:

•	revenues grew 6% to EUR 17,239;

•	gross margin stabilised in the Adecco Staffing and Ajilon Professional divisions;

•	net income increased 9% to EUR 332;

•	Adecco Staffing North America returned to profit in 2004; and

•	net debt was reduced by EUR 625 to EUR 299

During the second half of 2004, we made strategic acquisitions in an effort to expand our service offerings and to gain market share in existing markets and to develop new markets. This strategy is illustrated by the 2004 acquisition of a 100% interest in Sydelis, an information technology consulting business in France, and the majority holding of PeopleOne, a leading human resource services provider in India. In the first half of 2005, the Company announced its investment in Altedia, a leading human resources consulting company in France, which will further strengthen the LHH Career Services operations and its acquisition of Humangroup, a staffing and outsourcing solutions company in Spain, which will expand the Company’s human resources services offering in Spain.

Results of Operations – Year Ended January 2, 2005 compared to Year Ended December 28, 2003

Revenues

Revenues increased 6% to EUR 17,239 in 2004. This growth was driven primarily by temporary staffing volume increase as temporary hours sold rose 7% to 1,093 million. The 2004 revenues reflected a service mix change towards permanent placement services and away from outplacement services, underscoring the general economic upswing.

Currency fluctuations reduced 2004 revenues compared to 2003 by 3%, largely due to the U.S. dollar weakening against the Euro. Excluding the impact of currency fluctuations, revenues increased by 9% in constant currency compared to 2003.

The fiscal year 2004 included 53 weeks compared to 52 weeks in 2003. The additional week added approximately EUR 214 or 1% to revenues. Excluding the impact of the additional week reported in 2004, the Company recognised an increase in revenues of 5%, and 8% in constant currency.

The divisional breakdown of revenues is illustrated below:

	2004 (53 weeks)	2003 (52 weeks)	% variance		% variance (2004 52 weeks)
Divisional breakdown of revenues (in EUR)			EUR	Constant currency	EUR	Constant currency
Adecco Staffing	15,287	14,336	7	9	5	8
Ajilon Professional	1,797	1,678	7	10	6	9
LHH Career Services	155	212	(27)	(20)	(27)	(20)
Adecco Group	17,239	16,226	6	9	5	8

Adecco Staffing division

Within the Adecco Staffing division, revenue distribution is illustrated below:

	2004 (53 weeks)	2003 (52 weeks)	% variance		% variance (2004 52 weeks)
Adecco Staffing division revenues (in EUR)			EUR	Constant currency	EUR	Constant currency
France	6,066	5,675	7	7	6	6
Italy	965	837	15	15	14	14
Benelux	744	657	13	13	12	12
United Kingdom	742	693	7	6	6	5
Iberia	668	623	7	7	5	5
Other Europe	1,214	1,044	16	18	14	16
Europe	10,399	9,529	9	9	8	8

United States	2,701	2,800	(4)	7	(5)	5
Other North America	170	164	4	6	3	5
North America	2,871	2,964	(3)	7	(4)	5

Japan	1,187	1,071	11	14	9	12
Other Asia Pacific	432	382	13	13	12	12
Asia Pacific	1,619	1,453	11	13	10	12

Rest of World	398	390	2	12	1	10

Total Adecco Staffing	15,287	14,336	7	9	5	8

Adecco Staffing Europe

Europe’s revenues rose 9% to EUR 10,399 in 2004. This overall growth was primarily due to a temporary staffing volume increase as temporary hours sold rose 7% to 582 million. Temporary staffing services bill rates increased by 2%.

In France, revenues increased 7% to EUR 6,066 in 2004 driven by a 4% increase in temporary hours sold and a 3% bill rate increase. Focused marketing initiatives in France helped maintain the year on year client base. Italy recorded revenue growth of 15% and revenues of EUR 965 in 2004 as temporary hours sold increased 15% to 58 million in 2004. In the Benelux countries, revenues increased by 13% to EUR 744 in 2004 resulting from a temporary hours sold increase of 13% to 37 million in 2004. U.K. revenues grew 7% to EUR 742 in 2004, mainly due to an increased client base of 6%. In Iberia, revenues continued a steady growth for the second consecutive year with revenues increasing 7% to EUR 668 in 2004. This growth in Iberia was achieved by an increase in our client base of 4% and an increase in temporary hours sold of 6% to 50 million in 2004. In the other European countries, Germany achieved strong revenue growth of 16% to EUR 322 in 2004 due to a 7% growth in temporary hours sold and a 9% increase in average bill rates. Revenue growth in the Nordic countries was 15%, and 18% in constant currency, due to an increase in temporary hours sold of 19%. In Switzerland, an increase in temporary hours sold of 11% led to an increase of revenues of 10%, or 11% in constant currency.

Adecco Staffing North America

Revenues in North America decreased by 3% to EUR 2,871 in 2004. However, excluding the negative currency effect of 10%, caused primarily by the weakening of the U.S. dollar against the Euro and the offsetting positive effect of the extra week in 2004, North America revenues rose by 5%. North America increased its client base by 5% in 2004 and temporary hours sold increased by 3% to 222 million. Average bill rates increased 4% reflecting a shift in mix towards small and medium enterprise businesses and rate increases in national accounts.

Adecco Staffing Asia Pacific

Asia Pacific achieved revenue growth of 11%, or 13% in constant currency, to EUR 1,619 in 2004. In Japan, the relaxation of regulation has further removed barriers to temporary employment. In response, Japan has focused on growth in market share with an average increase in branches in 2004 of 21% and an expanded marketing campaign at the beginning of the year resulting in a revenue increase of 14% in constant currency.

Ajilon Professional division

Within the Ajilon Professional division, the revenue distribution is illustrated below:

	2004	2003	% variance		% variance (2004 52 weeks)
Ajilon Professional division revenues (in EUR)	(53 weeks)	(52 weeks)	EUR	Constant currency	EUR	Constant currency
United Kingdom	681	599	14	12	12	11
Other Europe	192	175	10	11	8	9
Europe	873	774	13	12	11	10

United States	591	597	(1)	10	(2)	8
Other North America	107	107	1	3	(1)	1
North America	698	704	(1)	8	(2)	7

Asia Pacific	226	200	13	12	12	10

Total Ajilon Professional	1,797	1,678	7	10	6	9

Ajilon Professional Europe

Europe’s revenues grew 13% to EUR 873. Temporary staffing price increases of 8% drove overall revenue growth. Permanent placement revenues increased 30%, mainly within the U.K. These increases were mainly achieved in the areas of IT and engineering.

Ajilon Professional North America

Revenues in North America decreased 1% to EUR 698. In constant currency, the revenues increased 8%. The average client base grew by 4% contributing to an increase in temporary hours sold of 9% in 2004. These increases were partially offset by a 4% decrease in the bill rate. Permanent placement revenues increased by 58% in constant currency.

Ajilon Professional Asia Pacific

Asia Pacific achieved a 13% revenue increase to EUR 226 mainly due to a 9% client base increase in Japan.

LHH Career Services division

Within the LHH Career Services division, revenue distribution is illustrated below:

	2004	2003	% variance		% variance (2004 52 weeks)
LHH Career Services division revenues (in EUR)	(53 weeks)	(52 weeks)	EUR	Constant currency	EUR	Constant currency
Europe	26	31	(17)	(17)	(19)	(18)
North America	129	181	(28)	(20)	(29)	(21)

Total LHH Career Services	155	212	(27)	(20)	(27)	(20)

LHH Career Services experienced a decrease in activity of 27%, and 20% in constant currency, to EUR 155 in 2004. This decrease is due to lower merger and acquisition activity in 2004 and the counter-cyclical effect of economic recovery on outplacement services – as the economy strengthens, fewer layoffs occur and the demand for outplacement services decreases.

Gross margin

Gross margin increased by 4%, and 7% in constant currency, to EUR 2,874 in 2004. Gross margin percentage was 16.7% in 2004 compared with 17.0% in 2003, a reduction of 30 basis points (“bp”). The breakdown of the contributors to gross margin percentage by business line shows that the contribution of the temporary staffing services to the total gross margin percentage of 14.6% was unchanged in 2004 compared to 2003. In 2004, permanent placement activity added 100 bp to the Company’s gross margin percentage, an increase of 10 bp compared to 2003. However, because the gross margin percentage of outplacement services is over 95%, a revenue decline in this business line significantly affects the Company’s overall gross margin and, accordingly, the decrease in outplacement services revenues reduced the Company’s gross margin percentage by 40 bp.

The contributors to the Company’s gross margin percentage by business lines are as follows:

Gross margin % contributors by business lines	2004	2003
– Temporary Staffing	14.6%	14.6%
– Adecco	14.2%	14.2%
– Ajilon	0.4%	0.4%
– Permanent Placement	1.0%	0.9%
Temporary Staffing & Permanent Placement	15.6%	15.5%
Other	0.3%	0.3%
Outplacement	0.8%	1.2%
Adecco Group	16.7%	17.0%

Gross margin was also affected by changes in social legislation in France, including the 35 hour work week agreement introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Company established provisions to cover the risk of non-compliance with this agreement. The results of audits by local authorities, the expiration of the statutes of limitation and better historical information led to a change in estimate that resulted in a reduction of provisions affecting the gross margin of EUR 38 in 2004 and EUR 61 in 2003. These changes in estimate had a positive impact of 20 bp in 2004 and of 40 bp in 2003.

Finally, in 2003, the U.S. increased provisions by EUR 34 which negatively impacted the 2003 gross margin percentage by 20 bp.

Selling, general and administrative expenses

During 2004, the Company focused on expansion in key markets and, at the same time, maintained its emphasis on cost control. SG&A decreased as a percentage of revenues by 20 bp to 13.6% in 2004 from 13.8% in 2003. However, SG&A increased by 5%, or 8% in constant currency, to EUR 2,343 in 2004.

This increase was due primarily to the additional costs associated with the 2003 financial reporting delay, including additional audit work, litigation, and investigations, which were incurred in 2004. These costs totalled EUR 83 in 2004 and EUR 6 in 2003.

Excluding the impact of the costs associated with the 2003 financial reporting delay, SG&A increased by 4% in constant currency but decreased as a percentage of revenues by 70 bp to 13.1% in 2004.

Compensation expenses, which comprised 62% of total SG&A, increased to EUR 1,446 in 2004, or 2% and 5% in constant currency. This increase was partially due to the increase in stock-based compensation expense which was EUR 20 in 2004 and EUR 6 in 2003 resulting from the adoption of the fair value method of accounting for employee stock options in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, in 2003. The remaining increase in compensation expense was mainly due to the Company’s expansion of its branch network and the resulting increase in FTE employees. The average branches and the average FTE employees during 2004 increased 3% to 6,012 and 3% to 28,681, respectively. At year end, actual branches exceeded 6,000 and actual FTE employees approximated 30,000.

The following table shows the change in the yearly average FTE employees and branches by division:

Divisional breakdown (yearly average)	FTE employees			Branches
	2004	2003	% variance	2004	2003	% variance
Adecco Staffing	23,831	23,004	4	5,433	5,248	4
Ajilon Professional	3,627	3,530	3	468	461	2
LHH Career Services	825	956	(14)	111	114	(3)
Corporate	398	384	4
Adecco Group	28,681	27,874	3	6,012	5,823	3

The following table shows the yearly average FTE employees and branches by region:

Regional breakdown (yearly average)	FTE employees			Branches
	2004	2003	% variance	2004	2003	% variance
Europe	18,280	17,807	3	3,904	3,739	4
North America	5,848	5,948	(2)	1,593	1,614	(1)
Asia Pacific	3,102	2,707	15	292	253	15
Rest of World	1,451	1,412	3	223	217	3
Adecco Group	28,681	27,874	3	6,012	5,823	3

Marketing expenses increased to EUR 92 in 2004, or 13% and 16% in constant currency, in conjunction with the Company’s market expansion, principally in Japan and France. Bad debt expense decreased by EUR 19 to EUR 25 which reflects the positive effects of the continued focus on collections and of improvements in customer operations.

In 2004, SG&A was reduced by a change in estimate of French payroll liability provisions of EUR 13. In 2003, SG&A was reduced by a change in estimate of French payroll liability provisions of EUR 33 partially offset by an increase in provisions in the U.S. of EUR 13.

Operating income

Operating income increased 4% and 5% in constant currency, to EUR 530 in 2004. Operating income as a percentage of revenues held steady at 3.1% in 2004 and in 2003. The costs associated with the 2003 financial reporting delay reduced operating income margin in 2004 by 50 bp. Excluding these costs, operating income increased by 19% and 20% in constant currency.

The breakdown of operating income is presented in the following table:

				% of revenues	% variance
Operating income (in EUR)	2004	% of revenues	2003		EUR	Constant currency
Adecco Staffing	622	4.1	502	3.5	24	23
Ajilon Professional	86	4.8	57	3.4	51	57
LHH Career Services	26	17.0	68	31.9	(61)	(57)

Total divisions	734	4.3	627	3.9	17	18

Costs associated with 2003 financial reporting delay	(83)		(6)
Stock-based compensation expense	(20)		(6)
Corporate expenses	(100)		(100)
Amortisation of intangibles	(1)		(6)
Adecco Group	530	3.1	509	3.1	4	5

Adecco Staffing

Adecco Staffing’s operating income increased 23% in constant currency to EUR 622 in 2004. Gross margin percentage remained steady at 15.0% in 2004 and 2003. Although SG&A increased by 4% in constant currency, SG&A as a percentage of revenues decreased by 50 bp to 10.9% in 2004. In constant currency, these two increases translated a 9% revenue increase into a 23% operating income increase.

Within Europe, operating income increased 3% to EUR 513 in 2004. Excluding the effect of the release of French payroll provisions of EUR 51 in 2004 and EUR 94 in 2003, operating income increased 14%. In France, excluding the impact of the release of the French payroll provisions, the return on revenues (operating income as a portion of revenues) declined by 30 bp to 3.8% in 2004. Expanded operations and a general increase in wages were the primary factors driving this decrease. Most of the other major markets, including Italy, Iberia, Benelux, U.K. and Germany, achieved operating income growth that was higher than revenue growth.

North America returned to profit in 2004 with an increase in operating income of EUR 96 to EUR 43 in 2004. This improvement was driven by a focus on the high margin small and medium enterprise business with a 5% client base expansion as well as the increase in provisions in 2003 of EUR 47.

Operating income for Asia Pacific showed a small improvement of EUR 1 to EUR 59 in 2004 principally due to higher social charges and investment in branch openings in Japan.

Ajilon Professional

Ajilon Professional’s operating income increased by 57% in constant currency to EUR 86 in 2004. Improvement in return on revenues was achieved in all regions of the division. The gross margin percentage increase of 50 bp to 24.2% was led by a shift in business mix towards the higher margin permanent placement services in the IT, finance and accounting, and high-end clerical support sectors.

LHH Career Services

LHH Career Services’ operating income decreased 57% in constant currency to EUR 26 in 2004. LHH Career Services responded to the 20% revenue decline in constant currency, resulting from the counter-cyclical nature of the outplacement industry by decreasing average FTE employees by 14%, average branches by 3% and total SG&A by 7% in constant currency. The division continued to have the highest return on revenues, with a 17.0% return on revenues in 2004 compared to 31.9 % in 2003. In the first quarter of 2005, the Company announced an investment in Altedia, a leading human resources consulting company in France, which will significantly expand the division’s consulting capabilities in Continental Europe.

Interest expense

Interest expense decreased by EUR 8 to EUR 62 in 2004 compared to EUR 70 in 2003, mainly due to a decrease in interest rates, a reduction in debt occurring mainly in the fourth quarter, and a change in the debt mix.

Interest income and other non-operating expenses, net

Interest income and other non-operating expenses, net, which includes interest income, foreign exchange gains and losses, and other non-operating expenses, net, increased by EUR 8 in 2004 compared to 2003. Net foreign exchange losses, including hedging costs, decreased by EUR 2 to EUR 7 in 2004. Interest income increased by EUR 4 to EUR 15 in 2004. Non-operating expenses decreased by EUR 2 in 2004 compared to 2003.

Provision for income taxes

The provision for income taxes increased by EUR 46 to EUR 174 in 2004 compared to EUR 128 in 2003. The effective tax rate for the year was 36.5% compared with 29.2% in 2003. The increase is mainly due to expenses associated with the 2003 financial reporting delay receiving a lower tax benefit, changes in the mix of income being taxed at higher tax rates, the change in tax risk reserves and the change in valuation allowances recorded against deferred tax assets.

Included in the 2004 provision for income taxes is an increase of EUR 34 reflecting the net change in tax risk reserves. In 2003, the income tax provision included a reduction in tax reserves of EUR 48. The 2003 reduction was mainly due to the successful resolution during 2003 of prior years’ tax audits, settlement of disputes with tax authorities, changes in events during the year which resulted in the reassessment of tax risks and the expiration of the statutes of limitations in certain countries. These decreases were partially offset by an increase in tax risk reserves related to risks originating in 2003.

The valuation allowance increase of EUR 5 in 2004 is significantly lower than the 2003 valuation allowance increase of EUR 63. This difference mainly relates to additional valuation allowances recorded against deferred tax assets in the U.S. in 2003. During 2004, no additional valuation allowances were recorded with respect to the U.S. operations.

Net income

Net income for 2004 increased for the full year by 9% to EUR 332, compared to EUR 305 in 2003. In April 2004, the sale of jobpilot was completed. This has been accounted for as discontinued operations and resulted in income of EUR 30 in 2004 and a loss of EUR 3 in 2003. A cumulative effect of change in accounting principle, net of tax (SFAS No. 143, “Asset Retirement Obligations”) of EUR 3 was expensed in 2003.

Outlook

The key drivers for our industry are global GDP trends in developed and emerging markets and labour market flexibility resulting from more favourable regulation. These indicators remain broadly positive for the staffing services market in 2005.

Demand for more flexible staffing and human resource solutions is expected as the global economy improves. While it is anticipated that the cyclical nature of the temporary staffing markets will continue, we believe that usage of temporary general and speciality staffing services will increase. Demand for permanent placement is also expected to increase with the continued economic upturn and outplacement services demand is expected to improve due to an anticipated increase in merger and acquisition activity.

The trend towards more favourable regulation of labour markets is established. Recent evidence of further relaxation of regulation can be seen in Italy and France where permanent placement activity can now be combined with temporary staffing activity. In Germany and Japan, a more favourable regulatory environment is likely to sustain an increased demand for temporary staffing services in 2005.

With our continuing focus on profitable revenue growth through the expansion of our branch network and extension of our service lines, we look for further organic revenue growth and margin improvements at or above market levels in 2005.

Results of Operations – Year Ended December 28, 2003 compared to Year Ended December 29, 2002

Revenues

Revenues decreased by 5% to 16,226 in 2003. Currency fluctuations reduced 2003 revenues compared to 2002 by 7%, largely due to the U.S. dollar weakening against the Euro. In constant currency, revenues increased by 2%. The increase was due to a rise in temporary staffing price as bill rates rose by 2%. Temporary staffing volume increased slightly in 2003 compared to 2002. Volumes remained flat for permanent placement services and outsourcing services revenues grew by 1% at constant currency. Outplacement revenues decreased primarily due to the downturn in demand for such services in the United States as the economy there slowly recovered throughout the year.

The divisional breakdown of revenues is illustrated below:

	2003	2002	% variance
Divisional breakdown of revenues (in EUR)			EUR	Constant currency
Adecco Staffing	14,336	14,853	(3)	2
Ajilon Professional	1,678	1,950	(14)	(4)
LHH Career Services	212	282	(25)	(11)
Adecco Group	16,226	17,085	(5)	2

Adecco Staffing division

Within the Adecco Staffing division, revenue distribution is illustrated below:

	2003	2002	% variance
Adecco Staffing division revenues (in EUR)			EUR	Constant currency
France	5,675	5,658	0	0
Italy	837	814	3	3
Benelux	657	747	(12)	(12)
United Kingdom	693	727	(5)	5
Iberia	623	582	7	7
Other Europe	1,044	1,047	0	2
Europe	9,529	9,575	0	0

United States	2,800	3,199	(12)	5
Other North America	164	184	(11)	(4)
North America	2,964	3,383	(12)	4

Japan	1,071	1,066	0	12
Other Asia Pacific	382	366	4	9
Asia Pacific	1,453	1,432	1	11

Rest of World	390	463	(16)	9

Total Adecco Staffing	14,336	14,853	(3)	2

Adecco Staffing Europe

Europe’s 2003 revenues totalling EUR 9,529 remained flat compared to 2002 resulting primarily from slower than expected job growth in the “jobless” economic recovery in 2003. The decrease in temporary staffing volume of 2% to temporary hours sold of 542 million was offset however by a rise in temporary staffing bill rates of 3% in constant currency.

In France, revenues were flat in a declining market as a 3% increase in temporary staffing bill rate was offset by a 3% decrease in temporary hours sold. Italy achieved revenue growth of 3% to EUR 837 in 2003 driven by a 1% increase in temporary hours sold and a 2% increase in temporary staffing bill rate. The Benelux revenues declined 12% to EUR 657 in 2003 due to a decrease in temporary hours sold of 15%. UK revenues declined by 5% to EUR 693 in 2003 but increased by 5% in constant currency. This constant currency increase was achieved by a 5% increase temporary staffing bill rate. Iberia achieved 7% revenue growth to EUR 623 in 2003 as temporary staffing bill rate increased by 9% partially offset by a decline in temporary staffing hours sold of 3%. In the other European countries, revenues remained flat as increases in temporary staffing volume of 7% were offset by declines in temporary staffing bill rates of 5% in constant currency.

Adecco Staffing North America

Revenues in North America declined by 12% to EUR 2,964 but increased by 4% in constant currency. The 16% currency impact was due to the weakening of the U.S. dollar against the Euro. The constant currency increase was driven by a 5% increase in temporary hours sold to 216 million in 2003.

Adecco Staffing Asia Pacific

Asia Pacific achieved 1% revenue growth, 11% in constant currency, to EUR 1,453. In Japan, Adecco Staffing saw a reduction in regulation in 2003 resulting in a rise in temporary hours sold of approximately 12% to 56 million in 2003.

Ajilon Professional division

Within the Ajilon Professional division, the revenue distribution is illustrated below:

	2003	2002	% variance
Ajilon Professional division revenues (in EUR)			EUR	Constant currency
United Kingdom	599	672	(11)	(2)
Other Europe	175	186	(6)	(5)
Europe	774	858	(10)	(3)

United States	597	769	(22)	(7)
Other North America	107	125	(15)	(8)

North America	704	894	(21)	(7)

Asia Pacific	200	198	1	1

Total Ajilon Professional	1,678	1,950	(14)	(4)

Ajilon Professional Europe

Revenues in Ajilon Europe declined by 10% to EUR 774 in 2003 due to a decline of 8% in temporary staffing hours to 21 million. The UK, which comprised 77% of Ajilon Professional Europe revenues in 2003, also saw a revenue decline of 11% to 599 in 2003 due to a 3% reduction in temporary staffing hours combined with a 9% currency impact. In constant currency, the UK revenues declined by 2%.

Ajilon Professional North America

Revenues in North America declined by 21%, or 7% in constant currency, to EUR 704 in 2003. The majority of the revenue decrease resulted from a decline of 9% in temporary staffing hours sold.

LHH Career Services division

Within the LHH Career Services division, the revenue distribution is illustrated below:

	2003	2002	% variance
LHH Career Services division revenues (in EUR)			EUR	Constant currency
Europe	31	25	23	25
North America	181	257	(30)	(16)

Total LHH Career Services	212	282	(25)	(11)

Revenues decreased by 25% or 11% in constant currency to EUR 212 in 2003. This decrease was primarily due to the downturn in demand for outplacement services in the United States as the economy there slowly recovered throughout the year.

Gross margin

Gross margin decreased by 9%, or 2% in constant currency, to EUR 2,757 in 2003. Gross margin percentage decreased 80 bp to 17.0% in 2003 from 17.8% in 2002.

The breakdown of the contributors to gross margin percentage by business line shows that the contribution of temporary staffing services to the total gross margin percentage declined 50 bp to 14.6%. This 50 bp decrease in temporary staffing services gross margin percentage is primarily attributable to an increase in provisions, workers’ compensation and state unemployment insurance in the U.S. partially offset by a reduction in the estimate related to payroll tax subsidies in France.

The additional 30 bp of the overall 80 bp decline in gross margin percentage in 2003 compared to 2002 is related to the revenue decline in the outplacement business line. Because the gross margin percentage of outplacement services is over 95%, a revenue decline in outplacement services revenues significantly affects the Company’s overall gross margin.

The contributors to the Company’s gross margin percentage by business lines are as follows:

Gross margin % contributors by business lines	2003	2002
– Temporary Staffing	14.6%	15.1%
– Adecco	14.2%	14.5%
– Ajilon	0.4%	0.6%
– Permanent Placement	0.9%	1.0%
Temporary Staffing & Permanent Placement	15.5%	16.1%
Other	0.3%	0.2%
Outplacement	1.2%	1.5%
Adecco Group	17.0%	17.8%

Gross margin was also affected by changes in social legislation in France, including the 35 hour work week agreement introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Company established provisions to cover the risk of non-compliance with this agreement. The results of audits by local authorities, the expiration of the statutes of limitation and better historical information led to a change in estimate that resulted in a reduction of provisions affecting the gross margin in 2003 by EUR 61. These changes in estimate had a positive impact on the Company’s gross margin percentage of 40 bp in 2003.

Additionally, the U.S. increased provisions by EUR 34 in 2003 negatively impacting the 2003 gross margin percentage by 20 bp.

Selling, general and administrative expenses

Selling, general, and administrative expenses decreased by 13% to EUR 2,242 in 2003 as a result of cost reduction strategies that the Company implemented in 2003 and 2002 and favourable impacts of currency fluctuations.

Compensation expenses, which were 64% of total SG&A expenses, decreased by EUR 155 or 3% in constant currency to EUR 1,424. This decrease was a result of productivity improvements in 2003 as FTE employees decreased by approximately 2,400 or 8% on average despite billing slightly more hours and reducing the average branch network for 2003 by only 3%.

The following table shows the decrease of yearly average FTE employees and branches by division:

Divisional breakdown (Yearly average)	FTE employees			Branches
	2003	2002	% variance	2003	2002	% variance
Adecco Staffing	23,004	24,818	(7)	5,248	5,379	(2)
Ajilon Professional	3,530	4,007	(12)	461	498	(7)
LHH Career Services	956	1,038	(8)	114	113	1
Corporate	384	427	(10)
Adecco Group	27,874	30,290	(8)	5,823	5,990	(3)

The following table shows yearly average FTE employees and branches by region:

Regional breakdown (Yearly average)	FTE employees			Branches
	2003	2002	% variance	2003	2002	% variance
Europe	17,807	19,152	(7)	3,739	3,776	(1)
North America	5,948	6,676	(11)	1,614	1,755	(8)
Asia Pacific	2,707	2,866	(6)	253	241	5
Rest of World	1,412	1,596	(12)	217	218	0
Adecco Group	27,874	30,290	(8)	5,823	5,990	(3)

Bad debt expense decreased by EUR 45 or 51%, to EUR 44 in 2003. This decrease is mainly attributable to general improvement in the financial stability of customers. Additionally, bad debt expense in 2002 reflected increased write-offs experienced in 2002 due to weaker financial performance of certain customers.

In 2003, SG&A was reduced by a change in estimate of French payroll liability provisions of EUR 33 partially offset by an increase in provisions in the U.S. of EUR 13.

Operating income

Operating income increased by 12% and 19% in constant currency to EUR 509 in 2003. As a percentage of revenues, operating income increased 40 bp to 3.1% in 2003.

The breakdown of operating income is presented in the following table:

Operating income (in EUR)	2003	% of revenues	2002	% of revenues	% variance
					EUR	Constant currency
Adecco Staffing	502	3.5	424	2.9	19	22
Ajilon Professional	57	3.4	50	2.6	14	33
LHH Career Services	68	31.9	94	33.5	(29)	(15)

Total divisions	627	3.9	568	3.3	10	17

Costs associated with 2003 financial reporting delay	(6)		0
Stock-based compensation expense	(6)		0
Corporate expenses	(100)		(110)
Amortisation of intangibles	(6)		(4)
Adecco Group	509	3.1	454	2.7	12	19

Adecco Staffing

Adecco Staffing achieved an operating income increase of 22% in constant currency to EUR 502 in 2003 and a 60 bp increase in operating income as a percentage of revenues to 3.5% in 2003. These increases were achieved through improved operating efficiency from reductions in SG&A costs as average FTE employees decreased by 7% while branches decreased by only 2%.

Operating income in Europe increased 35% to EUR 497 in 2003. Excluding the impact of the release of French payroll provisions of EUR 94 in 2003, operating income increased by 9%. The increase reflected productivity improvements of 5% as FTE employees decreased by 7% while temporary hours sold decreased by only 2%. Operating income in France increased by 23% to EUR 326 in 2003. Excluding the release of French payroll provisions, operating income decreased by 13%. The French market did not see the mild recovery in 2003 that was observed in other economies. As a result, companies continued to trim their workforce and, with it, the use of temporary services. At the same time, French wages continued to climb. During this year, France focused on maintaining revenues by focusing on clients that are able to accept the slight increase in bill rates. In the rest of Europe, markets including the U.K., Iberia, Benelux, and the Nordic countries achieved strong operational efficiencies.

Operating income in North America decreased EUR 53 to a loss of EUR 53 in 2003. This decrease resulted from an increase in provisions, workers’ compensation and state unemployment tax in the U.S. which decreased North America gross margin by 14% in constant currency.

In Asia Pacific, operating income increased 10% in constant currency to EUR 58 in 2003. This increase primarily stemmed from the 12% constant currency revenue growth in Japan driven by the removal of further barriers to temporary employment in Japan in 2003 and market share gains.

Ajilon Professional

Ajilon Professional’s operating income increased by 33% in constant currency to EUR 57 in 2003 in spite of the reduction in revenues due to a decline in temporary hours sold. This increase was achieved through further improvements to the division’s cost structure in 2003 as productivity rose 9% while FTE employees was reduced by 12%.

LHH Career Services

LHH Career Services’ operating income declined by 15% in constant currency to EUR 68 in 2003. The decline is attributable to the revenue decline of 11% in constant currency. Additionally, while SG&A decreased by 10% in constant currency, SG&A as a percentage of revenues increased 160 bp to 68.1% in 2003 as the opportunity to reduce cost in line with such a significant revenue reduction is limited.

Interest expense

Interest expense decreased by EUR 30 to EUR 70 in 2003 compared to EUR 100 in 2002, mainly due to a decrease in interest rates and changes in the mix of outstanding debt.

Interest income and other non-operating expenses, net

Interest income and other non-operating expenses, net, which include interest income, foreign exchange gains and losses and other non-operating expense, net, for the full year increased by EUR 7 to a net zero in 2003 compared with a EUR 7 loss in 2002. Interest income of EUR 11 in 2003 was similar to that earned in 2002 of EUR 12. Net foreign exchange gains and losses were EUR 9 in 2003 and EUR 11 in 2002. Non-operating expenses decreased by EUR 6 to EUR 2 in 2003.

Provision for income taxes

The provision for income taxes increased by EUR 31 to EUR 128 in 2003 compared to EUR 97 in 2002, mainly due to higher taxable income, the change in income mix, and the addition of valuation allowances, partly offset by the reduction of tax risk reserves. Included in the 2003 provision for income taxes is the reduction of tax risk reserves of EUR 48. The reduction of these tax risks was mainly due to the successful resolution during the year of prior years’ tax audits, settlement with tax authorities of outside tax audits, changes in events during the year which resulted in the reassessment of tax risks and the closing of the statutes of limitations in certain countries, partly offset by an increase for current year tax risks. The valuation allowance charge increased by EUR 25 to EUR 63 in 2003 compared to EUR 38 in 2002 due to recurring losses mainly in the United States operations, partly offset by the utilisation in other countries of prior year losses on which a valuation allowance had previously been established. The effective tax rate for the year was 29% compared with 28% in 2002.

Net income

Net income for 2003 increased by 26% to EUR 305, compared to EUR 242 for 2002 after charging EUR 3 for the cumulative effect of change in accounting principle, net of tax (SFAS No. 143, “Asset Retirement Obligations”).

Liquidity and Capital Resources

Cash needed to finance the Company’s operations is primarily generated through operating activities, bank overdrafts, existing multicurrency credit facilities, and the issuance of bonds. Management believes that the ability to generate cash from operations and the additional resources available are sufficient to support planned business expansion and to meet short- and medium-term financial commitments. Additionally, the Company may utilise available cash resources to repay debt or to make acquisitions.

The principal funding requirements of our business include financing working capital and capital expenditures. Capital expenditures mainly consist of the purchase of computer equipment, capitalised software, and cost of leasehold improvements. Within the Company’s working capital, the main components are trade accounts receivable, net, accrued salaries and wages, payroll taxes and employee benefits. Working capital financing needs increase as business increases.

The Company manages its cash position to ensure that contractual commitments are met and reviews cash positions against existing obligations and budgeted cash expenditures. Cash, cash equivalents and short-term investments are mainly held in or hedged to the currencies Euro and Swiss franc. The Company’s policy is to invest excess funds primarily in investments with original maturities of 12 months or less. See Note 4 to consolidated financial statements for a further discussion of investments.

Cash flows from operations are generally derived from receipt of cash from customers less payments to temporary personnel, regulatory authorities, employees and other operating disbursements.

Cash receipts are dependent on general business trends, foreign currency fluctuations and cash collection trends measured by accounts receivable turnover DSO. DSO varies significantly within the various countries in which the Company has operations, due to the various market practices within these countries. In general, an improvement of DSO reduces the balance of accounts receivable resulting in cash inflows from operating activities.

Cash disbursement activity is predominantly associated with scheduled payroll payments to the temporary personnel. Given the nature of these liabilities, the Company has limited flexibility to adjust its disbursement schedule. Therefore, there is typically not a direct relationship between the timing of cash receipts and disbursements.

Year Ended January 2, 2005 compared to Year Ended December 28, 2003

The net increase in cash and cash equivalents and short-term investments in 2004 was EUR 235 to EUR 1,203. The increase was primarily due to cash flows from operations of EUR 542, cash proceeds from the sale of jobpilot of EUR 64 and inflows from cash settlements of financial derivatives of EUR 107 and was offset by repayments of long-term debt of EUR 336, dividend payments of EUR 86 and capital expenditures of EUR 68. The Company’s current cash and cash equivalents and short-term investments are invested primarily within Switzerland (52%), the rest of Europe (28%) and Bermuda (8%). There are no restrictions on the transferability of these funds among entities within the Company.

To support short-term working capital and borrowing requirements, as of January 2, 2005, the Company had lines of credit amounting to EUR 900 on which there were borrowings outstanding amounting to EUR 28.

The Company maintains a multicurrency revolving credit facility (which was issued in March 2003) by a syndicate of banks which permits borrowings up to a maximum of EUR 580. The credit facility was entered into for general corporate purposes including refinancing of advances and letters of credit outstanding under the previous facility. The interest rate is based on LIBOR plus a margin, which varies depending on the Company’s debt-to-EBITDA ratio. During 2004, there was no activity and as of January 2, 2005, there were no outstanding borrowings under the credit facility. As of January 2, 2005, the Company had EUR 406 available under the credit facility after drawing down EUR 174 in the form of letters of credit.

The Company plans for approximately EUR 112 to be invested in fixed assets for existing operations, including planned branch openings in 2005.

In March 2005, the Company acquired, through a newly created 70% owned subsidiary (“Adecia”), 50.5% (and 49.0% voting rights) of the outstanding share capital of Altedia from its founders. For its holding in Adecia, the Company paid EUR 40. Adecia launched a public tender offer on April 12, 2005 to purchase the remaining shares of Altedia for EUR 19 a share. Assuming full acceptance of the tender offer, the Company expects to pay an additional EUR 60 thereby increasing its ownership in Adecia to 85%. Additionally, in April 2005, the Company entered into a definitive agreement to acquire Humangroup for a cash purchase price of EUR 57 plus assumed debt of EUR 9. Humangroup is a Spanish human resources company offering staffing services under the AltaGestión brand and outsourcing solutions under the Eurocen, Extel and Eurovendex brands. The Humangroup acquisition is subject to approval by Spanish antitrust authorities.

As of January 2, 2005, the Company’s total capital resources amounted to EUR 3,276, comprising EUR 1,502 in debt and EUR 1,774 in equity, excluding treasury stock. The long-term debt was EUR 1,272 as of January 2, 2005, and EUR 1,479 as of December 28, 2003 and includes long-term notes, convertible notes, convertible bonds and bonds. The borrowings, which are unsubordinated and unsecured, are denominated in Swiss francs, U.S. dollars and Euros and have maturity dates ranging from 2005 to 2013. During 2004, the Company reduced its short and long-term debt including foreign currency effect by EUR 354.

Net debt was reduced by EUR 625 to EUR 299 as of January 2, 2005, primarily through cash flows generated from operating activities, the proceeds from the sale of jobpilot and settlements of certain hedging instruments. For further information on the components of net debt, please see Item 5. “Operating and Financial Review and Prospects — Introduction — Non U.S. GAAP Information and Financial Measures.”

Long-term debt obligations consist primarily of EUR 595 of guaranteed convertible debt due 2013 and EUR 406 of guaranteed notes due 2006. These debt instruments were issued in part to refinance existing debt, optimise available interest rates, and increase the flexibility of cash management.

During the first quarter of 2005, the Company repurchased CHF 77 of its CHF 300, 4% bond maturing in July 2005 and USD 10 of its USD 200, 7% guaranteed notes maturing in March 2006.

Analysis of statements of cash flows

The following table illustrates the cash from or used in operating, investing and financing activities:

Summary of cash flows information (in EUR)	2004	2003
Net cash from operating activities of continuing operations	542	453
Net cash from/(used in) investing activities of continuing operations	113	(432)
Net cash from/(used in) financing activities of continuing operations	(407)	357

During 2004, cash flows from operating activities of continuing operations increased by EUR 89. This increase is primarily attributable to the net impact of an increase in accounts receivable and an increase of accounts payable and accrued expenses. The significant movements in accounts receivable and accounts payable and accrued expenses balances between 2004 and 2003 are primarily attributable to the following factors:

•	an increase in business during the last two months (the approximate period of time in which accounts receivable turnover) of 2004 compared to 2003; and

•	the addition of an extra week included in fiscal year 2004 and, because fiscal year 2004 ended on January 2, 2005, compared to December 28, 2003, the timing of cash collections from our clients and timing of payments varied.

DSO, as of January 2, 2005, improved to 59 days compared to 60 days as of December 28, 2003.

The Company’s capital expenditures amounted to EUR 68 and EUR 54 in 2004 and 2003, respectively. In 2004, the net proceeds from short-term investments were EUR 110. In 2003, purchases of short-term investments amounted to EUR 403. There were no sales or maturities of investments in 2003.

During 2004, long-term debt of EUR 336 was repaid. In 2003, long-term debt of EUR 74 was repaid and EUR 580 was issued.

The total inflows from cash settlements of derivative instruments amounted to EUR 107 in 2004 and 2003, respectively.

Year Ended December 28, 2003 compared to Year Ended December 29, 2002

As of December 28, 2003, the Company had cash and cash equivalents and short-term investments of EUR 968, an increase of EUR 759. These increases were primarily due to additional long-term borrowings net of issuance costs of EUR 580 and cash flows from operations of EUR 453, inflows from settlements of financial derivatives of EUR 107, offset by repayments of short-term and long-term borrowings of EUR 224, dividend payments of EUR 75 and capital expenditure of EUR 54.

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. For further discussion of the Company’s financing arrangements, please see Note 8 to consolidated financial statements.

The additional borrowings were entered into to strengthen the overall financial condition and support the long-term growth strategy of the Company.

Analysis of statements of cash flows

The following table illustrates the cash from or used in operating, investing and financing activities:

Summary of cash flows information (in EUR)	2003	2002
Net cash from operating activities of continuing operations	453	442
Net cash used in investing activities of continuing operations	(432)	(181)
Net cash from/(used in) financing activities of continuing operations	357	(407)

While net income increased by EUR 63 in 2003 to EUR 305, cash flows from operations increased by EUR 11 to EUR 453 in 2003. This was mainly attributable to an increase in trade accounts receivable of EUR 219 in 2003 compared to a decrease in 2002 of EUR 1. This was offset by an increase in accounts payable and accrued expenses of EUR 94 in 2003 compared to a decrease of EUR 3.

The primary reasons for the change in trade accounts receivable of an increase of EUR 219 in 2003 were an increase in business and the worsening DSO to 60 days in 2003, compared to 59 days in 2002, which was an improvement over 2001.

Accounts payable and accrued expenses changed to an increase of EUR 94 in 2003 due to the early Company’s early fiscal year end as of December 28, 2003 whereby significant amounts of periodic payments to vendors and authorities were executed subsequent to the year end.

The Company’s net capital expenditures of EUR 52 were significantly reduced compared with EUR 100 in 2002.

As a result of the issuance of the convertible bond, part of the excess cash was invested in available-for-sale securities and term deposits amounting to EUR 403. There were no significant short-term investment activities during 2002.

In 2003, long-term debt of EUR 74 was repaid and EUR 580 was issued, compared to the repayment of long-term debt of EUR 365 and the issuance of long-term debt of EUR 393.

The total inflows from cash settlements of derivative instruments increased slightly to EUR 107 in 2003 compared to EUR 97 in 2002.

Income Taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes could, in a future period, have a significant impact on cash flows.

Based upon currently available information, the Company is not able to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

Credit Ratings

The Company’s most current credit rating from Moody’s is Baa3 with stable outlook and from Standard & Poor’s is BBB- with positive outlook. Both ratings are investment grade.

Inflation

The effects of inflation and changing prices have not been significant to the Company’s overall operating results in recent years. The Company has been able to mitigate the effects of inflation and changing prices by increasing selling prices sufficiently to offset cost increases in those countries that have experienced significant inflation.

Foreign Currencies and Derivative Financial Instruments

The Company is exposed to market risk, primarily related to foreign exchange, interest rates and equity market risk. These exposures are actively managed by the Company in accordance with written policies approved by the Board of Directors. The Company’s objective is to minimise, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Company’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures.

The Company uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. Additional discussion of these interest rate swaps is located in Note 13 to consolidated financial statements.

Depending on the amount of outstanding foreign currency forward contract hedges and the fluctuation of exchange rates, in particular the U.S. dollar against the Swiss franc, the settlement of these contracts may result in significant cash inflows or cash outflows.

Given the global nature of the Company’s business, the Company is exposed to foreign exchange movements, primarily in the currencies of the United States, the United Kingdom, Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Company enters into various contracts, such as foreign currency forward contracts and cross-currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets, equity, and commitments. During 2004, the Company restructured the financing of its investments in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. Additional discussion of forward contracts is located in Note 13 to consolidated financial statements.

Research and Development

The Company’s research and development efforts are concentrated on developing and updating its training systems and employee selection programs. Expenditures for research and development are not material.

Off-Balance Sheet Arrangements

In March 2000, the Company entered into a securitisation agreement with a multi-seller conduit (the “conduit”) administered by an independent financial institution. The terms of the agreement allowed periodic transfers of undivided percentage ownership interests in a revolving pool of the U.K. trade receivables. Under the terms of the agreement, the Company could transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit had to purchase from the SPE an undivided ownership interest of up to British pounds (or “GBP”) 65 (EUR 93), of those receivables. The SPE was structured to be separate from the Company, but was wholly-owned and consolidated by the Company. The percentage ownership interest in receivables purchased by the conduit could increase or decrease over time, depending on the characteristics of the SPE’s receivables. The Company serviced the receivables transferred to the conduit and received a servicing fee. In May 2004, the Company repaid the outstanding balance of accounts receivable of EUR 37 and terminated the external financing of the securitisation agreement.

Until May 2004, the Company accounted for its sale of undivided interests in receivables to the conduit as sales under SFAS No. 140. As of December 28, 2003, the Company, through the consolidated SPE sold GBP 36 (EUR 51) of undivided interest to the conduit. Retained interest of GBP 11 (EUR 16) is recorded as a long-term receivable as of December 28, 2003. These retained interests represent the portion of the sold receivables for which the Company has not yet received cash from the conduit. Retained interests were initially measured at fair value, which the Company believes approximates historical carrying value, and subsequently measured based on periodic evaluation of collections and delinquencies. Given the short-term, lower-risk nature of the securitised assets, market movements in foreign currency rates would not significantly impact the carrying value of the Company’s retained interests. The Company recorded an expense in selling, general, and administrative expenses, which represents a loss on sale and various securitisation fees, of GBP 1 (EUR 1), GBP 1 (EUR 2), and GBP 2 (EUR 3) on sale of the receivables to the conduit during 2004, 2003, and 2002, respectively.

During 2004, 2003, and 2002, the cash flows between the Company and the conduit were EUR 51, EUR 26, and EUR 25, respectively.

Contractual Obligations

The Company’s contractual obligations are presented in the following table:

Payments due by period (in EUR)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Short-term debt obligations	28	28
Long-term debt obligations	1,474	202	555	122	595
Operating leases	474	125	169	106	74

Total	1,976	355	724	228	669

Future minimum rental commitments under non-cancellable leases comprise the majority of the operating lease obligations presented above. The Company expects to fund these commitments with existing cash and cash flows from operations. Operating leases are employed by the Company to maintain the flexible nature of the branch network.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Adecco S.A.’s articles of incorporation provide that the Board of Directors may consist of at least five and no more than nine members at any time. As approved at the annual Shareholders Meeting on April 17, 2002, each director is elected for a term of office of one year and may be re-elected. A director may be appointed or removed only by a resolution of the shareholders of Adecco S.A. at a general meeting. The Board of Directors currently consists of nine members, each of whom has been elected by the shareholders of Adecco S.A.

Under Swiss law, a majority of the members of the Board of Directors of a Swiss company must be citizens of Switzerland or an EU or EFTA country and be domiciled in Switzerland. Adecco S.A. has been granted exemption from this requirement.

The Board of Directors is ultimately responsible for the management and policies of the Company and establishes the principles of strategy, accounting, organisation and financing to be used by the Company. The Board of Directors also appoints the senior management of the Company.

The members of the Board of Directors as of the date of this Annual Report are as follows:

Jakob Baer[2] (1944)

•      Member of the Board of Directors, Chairman of the Audit Committee, and member of the Corporate Governance Committee (all since October 1, 2004); term of office ends on the day of the General Meeting of Shareholders 2005.

• Swiss nationality.

• Graduated Dr. iur. from the University of Berne, Switzerland.

•      Mr. Baer was member of the KPMG Switzerland executive team from 1992 until 1994, from then until September 30, 2004, KPMG Switzerland’s Chief Executive and member of KPMG’s European and International Leadership Board. Non-executive Board member of Emmentalische Mobiliar-Versicherungs-Gesellschaft, Switzerland, and of IFBC – Integrated Financial Business Consulting AG, Switzerland. A member of the Board of ALLREAL AG, as of April 8, 2005, and Swiss Re, as of May 9, 2005.

Jürgen Dormann[2] (1940)

• Member of the Board of Directors and member of the Nomination & Compensation Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.

• German nationality.

• Masters degree in Economics from the University of Heidelberg, Germany.

•      Mr. Dormann held a series of positions with Hoechst AG and held the position of Chief Executive Officer from 1994 until 1999. In 1999, Mr. Dorman was appointed Chairman of the Management Board of Aventis and in May 2002, was elected Chairman of the Supervisory Board of Aventis. With the creation of Sanofi-Aventis in 2004 he was elected Vice-Chairman of Sanofi-Aventis[3]. A member of the Board of ABB Ltd[3] since 1998, he became ABB’s President in September 2002 and, until December 31, 2004, served as Chief Executive Officer.

Philippe Foriel-Destezet[2] (1935)

• Member of the Board of Directors since August 1996; Co-Chairman of the Board of Directors since June 2004; term of office ends on the day of the General Meeting of Shareholders 2005.

• French nationality.

• Graduated from HEC Paris; Chevalier de la Légion d’Honneur.

• Founder of Ecco S.A. in France in 1964. Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

• Board memberships: Akila Finance S.A., Luxembourg (Chairman); Securitas AB, Sweden (member until April 2004)[3], Carrefour S.A., France (Member until April 2004)[3].

Klaus J. Jacobs[2] (1936)

• Member of the Board of Directors and Co-Chairman of the Board of Directors since June 2004; term of office ends on the day of the General Meeting of Shareholders 2005.

• Swiss nationality.

• Graduated from University of Hamburg (Bachelor Degree in Economics), Stanford University (SEP); received Austrian awards for Business & Society and for Arts & Sciences.

•      Chairman and CEO of Jacobs Suchard from 1974 to 1990, Founder and Chairman of Barry Callebaut (1990 to 1996), Chairman of ADIA from 1992 to 1996, Member and Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

• Board memberships: Jacobs Foundation, World Scout Foundation, National Park of Hohe Tauern, Zurich Opera.

Philippe Marcel[1] (1953)

• Member of the Board of Directors since April 2002; term of office ends on the day of the General Meeting of Shareholders 2005.

• French nationality.

• Graduated from EM Lyon (Ecole de Management) in France.

•      Until his appointment to the Board of Directors in 2002, Mr. Marcel was a member of the Senior Management team of the Company. In the Executive Committee he was Zone Manager for France, Morocco and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

• Board memberships: Adecco France (Chairman), Adecco Germany (Chairman), April Group, France (member)[3], GL Events, France (member)[3].

Francis Mer[2] (1939)

•      Member of the Board of Directors, Chairman of the Corporate Governance Committee, and member of the Nomination & Compensation Committee (all since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.

• French nationality.

• Graduated from the Ecole Polytechnique; Commandeur de la Légion d’Honneur.

• Mr. Mer joined St. Gobain Group in 1970 and was appointed Chairman and Chief executive Officer of Pont-au-Mousson S.A. in 1982.

• Chairman of the steel group Usinor Sacilor from 1986 until 2002 and Chairman of Eurofer from 1990 until 1997. From 1997 to 1998, Chairman of the International Iron and Steel Institute.

• Board memberships: Co-Chairman of the Board of Arcelor[3] in 2002. Rhodia SA3, France, member of the Supervisory Board from 2004.

• French Minister of Economy, Finance and Industry from May 2002 until March 2004.

• Fondation pour l’Innovation Politique, France, Chairman of the Supervisory Board.

Thomas O’Neill[2] (1945)

• Member of the Board of Directors and member of the Audit Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.

• Canadian nationality.

• Graduated from Queen’s University in Kingston, Ontario, with a Bachelor of Commerce degree in 1967 and received his Chartered Accountant designation in 1970, FCA designation in 1987.

•      In 1967, Mr. O’Neill joined the audit staff of Price Waterhouse in Toronto and became a partner of Price Waterhouse in 1978. From 1990 to 1996, Mr. O’Neill acted as Chief Operating Officer, and from 1996 to 1998 as Chief Executive Officer for Price Waterhouse, Canada. From 1998 to 2000, he was CEO of the new PricewaterhouseCoopers LLP in Canada. In 2000, he assumed the role of Chief Operating Officer of the PricewaterhouseCoopers LLP global organisation and served as a member of PwC’s Global Oversight Board. He assumed the role of Chief Executive Officer of PwC Consulting (global) in January 2002. In May 2002, Mr. O’Neill was appointed Chairman of PwC Consulting (global), a role that he held until October 2002, when the business was acquired by IBM.

• Board memberships: BCE Inc., Canada[3] Dofasco Inc.[3] Loblaw Companies Ltd., Canada[3] Nexen Inc.[3] Ontario Teachers’ Pension Plan.

• Not-for-profit board memberships include: Queen’s University Kingston, Canada (Vice-Chairman) and St. Michael’s Hospital, Canada (member).

David Prince[2] (1951)

•      Member of the Board of Directors, member of the Audit Committee, and member of the Corporate Governance Committee (all since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.

• British nationality.

• Associate member of the CIMA.

•      Early career included four years at Cable & Wireless in both general management and group marketing roles before going on to spend some 12 years working in the Hong Kong telecommunications market, where Mr. Prince held a variety of Senior Management and public company board positions.

• From 1994 to 2000, he was Group Finance Director and later Deputy CEO of Hong Kong Telecom.

• In 2000, Mr. Prince went on to join PCCW plc as Group CFO before becoming Group Finance Director of Cable & Wireless in 2002.

• Board memberships: Chairman of the Audit Committee for ARK Therapeutics[3] (United Kingdom).

Peter V. Ueberroth[2] (1937)

• Member of the Board of Directors and Chairman of the Nomination & Compensation Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.

• U.S. nationality.

• Graduated from San Jose University, California. Awarded the French Légion d’Honneur and received the Olympic Order-Gold from the International Olympic Committee.

• In 1962, founded First Travel Corporation.

• From 1980 to 1984, Mr. Ueberroth served as President of the Los Angeles Olympic Organizing Committee (LAOOC).

• He served as the sixth Commissioner of Major League Baseball from 1984.

• Mr. Ueberroth served as Co-Chairman of Doubletree Corporation from 1993 to 2000 and since 1999 has served as owner and Co-Chairman of the Pebble Beach Company.

• Since 1990, he has acted as the Managing Director of Contrarian Group, Inc. (investments in small and medium-size companies, taking management roles and providing strategic guidance).

•       Board memberships: Chairman of the Board of Ambassadors International (AMIE), USA[3]; member of the Board of Directors of The Coca-Cola Company, USA[3], Hilton Hotels Corporation, USA[3], and of McLeod USA Inc. [3]

• Chairman 2004 United States Olympic Committee.

1	Non-executive member of the Board of Directors as of the date of this Annual Report. Performed executive functions until September 2004.

2	Non-executive member of the Board of Directors; has not been a member of the management of the Company in the three financial years preceeding fiscal year 2004 and does not have important business connections with the Company or with any of its subsidiaries or affiliates.

3	Listed company.

The members of Senior Management of the Company as of December 31, 2004, as well as those who joined through April 2005, are as follows:

Jérôme Caille (1967)

• Chief Executive Officer of the Company since April 2002.

• French nationality.

• Graduated from EM Lyon (Ecole de Management) France.

•       President of the Adecco Staffing division from October 2001 to December 2004. General Manager of Adecco Italy and Adecco Greece from 1997 to October 2001. Management positions with Adecco Spain from 1991 to 1997.

Jim Fredholm (1952)

• Chief Financial Officer of the Company since June 2004.

• U.S. nationality.

• Graduated from the University of Texas in the U.S. with a Bachelor of Business Administration in Accounting and Finance. A U.S. Certified Public Accountant since 1981.

•       Previously with Deutsche Post World Net (“DPWN”), Mr. Fredholm served for seven years, most recently as Managing Director of the STAR Program, and Global Integration Officer of DHL. Chief Financial Officer of the Swiss listed global logistics group DANZAS from 1997 until 2002. Between 1987 and 1997, Mr. Fredholm worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield. Prior to 1987, Mr. Fredholm worked in the high-tech industry in several international finance roles based in Germany, the U.K. and the U.S.

Sergio Picarelli (1967)

• President and Chief Operating Officer of Adecco Staffing division since December 2004.

• Italian nationality.

• Graduated with a degree in Business Administration from Bocconi University in Milan.

•       From 2001 to 2004, Head of Adecco Staffing Operations Central Europe; from 1997 to 2001 Chief Sales & Marketing Director, Adecco Italy, and from 1993 to 1997 Chief Operating Officer of the Company’s subsidiary “Career Italia”.

Jean-Manuel Bullukian (1964)

• President and Chief Operating Officer of the Ajilon Professional division since January 2005.

• French nationality.

• Holds a Master degree in Business Administration from ESSEC, France.

• From 2002 to 2004, Global Head of Transformation Consulting Capgemini; from 2001 to 2002, European Head of Supply Chain Capgemini.

Ekkehard Kuppel (1962)

• President and Chief Operating Officer of LHH Career Services division since February 2005.

• German nationality.

• Dr. oec. (University of St. Gallen), DEA (Paris Dauphine), Master in Engineering (University of Karlsruhe).

• From 2002 to 2004, Managing Director, Jacobs Holding AG, Zurich; from 2000 to 2002, CEO 20 Minuten Holding, Zurich; and from 1992 to 2000, Principal at McKinsey & Company, Buenos Aires and Munich.

Ray Roe (1945)

• Chief Operating Officer of the Ajilon Staffing division from 2002 until January 2005 and Zone Manager North America since January 2004.

• U.S. nationality.

• Bachelor of Science degree from the United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, U.S.

•      From 2002 until January 2005, Mr. Roe was President of the Ajilon Professional division. He was appointed in January 2004 as Chief Operating Officer of the Company’s North American operations, then comprising the Adecco Staffing, Ajilon Professional and LHH Career Services divisions. From 1998 to 2002, Chief Operating Officer, Adecco Asia Pacific. From 1996 to 1998, Chief Operating Officer of LHH Career Services division. From 1993 to 1995, various executive functions in the USA LHH Career Services division.

• Mr. Roe commenced his career with the U.S. Army, retiring as a Brigadier General in 1993 after 26 years. He is a Board member of JAG – Jobs for America’s Graduates.

The Company is not aware of any family relationship between any of the members of the Senior Management and any members of the Board of Directors.

Changes to Senior Management

The following previous members of Senior Management relinquished their function during the fiscal year 2004 and up to the date of this Annual Report: Mr. Felix Weber (CFO of the Company), Mr. Andres Cano (Interim Chief Financial Officer of the Company), Mr. Luis Sanchez de Leon (Chief Sales, Marketing and Business Development Officer of the Company), Mr. Stephen G. Harrison (CEO of the LHH Career Services Division) and Mr. Ray Roe (President of Ajilon Professional division).

Compensation

The total of all compensation for fiscal year 2004 to the executive members of the Board of Directors (“Board”) and to Senior Management amounted to EUR 9.8. This amount includes honorariums (fees), salaries, credits, bonuses and benefits in kind (according to market value at time of conferral). The compensation of members of the Board of Directors is based on a resolution by the Board of Directors. The Board of Directors decided to pay to its members newly appointed in 2004 a full year’s compensation for the six months served during 2004, and the amount to be paid to the non-executive members of the Board of Directors amounted to EUR 1.6. Bonus payments due in 2005 for the fiscal year 2004 are included.

No additional payments were conferred during the fiscal year 2004 to members of the Board of Directors or to members of the Senior Management who gave up their position during the fiscal year 2004 or before.

Individual actual compensation information as of the date of this Annual Report is presented in the table below.

Name and position (unrounded, in EUR)	Term of office in 2004	Base salary	Bonus	Other	Total
Current members of the Board of Directors:
Philippe Foriel-Destezet Board member, Co-Chairman	Full year 2004				0
Klaus J. Jacobs Board member, Co-Chairman	Since June 29, 2004				0
Jürgen Dormann Board member	Since June 29, 2004	194,365			194,365
Philippe Marcel[1] Board member	Full year 2004	310,984		3,239	314,223
Francis Mer Board member	Since June 29, 2004	291,547			291,547
Thomas O’Neill Board member	Since June 29, 2004	194,365			194,365
David Prince Board member	Since June 29, 2004	194,365			194,365
Peter V. Ueberroth Board member	Since June 29, 2004	291,547			291,547
Jakob Baer Board member	Since October 1, 2004	291,547			291,547
Former members of the Board of Directors:
Miguel Alfageme[2] Executive Board member	Until June 29, 2004	100,422		24,231	124,653
John Bowmer[3] Executive Board member	Until June 29, 2004	1,212,680	2,021,143	25,874	3,259,697
Christian Jacobs[4] Board member	Until June 29, 2004	24,566			24,566
Conrad Meyer[5] Board member	Until June 29, 2004	34,014			34,014
Yves Perben[5] Board member	Until June 29, 2004	34,014			34,014
Andreas Schmid[4] Board member	Until June 29, 2004	24,566			24,566
Ernst Tanner[4] Board member	Until June 29, 2004	24,566			24,566
Members of Senior Management:
Jérôme Caille CEO and COO Adecco Staffing	Full year 2004 Until December 2, 2004	971,824	1,406,939	165,858	2,544,621
Jim Fredholm CFO	Since June 1, 2004	205,973	128,462	50,146	384,581
Sergio Picarelli[6] COO Adecco Staffing	Since December 2, 2004	29,047	19,660	648	49,355
Andres Cano[6] Interim CFO	February to May 2004	99,342	173,762	26,848	299,952
Steve Harrison[6] COO LHH Career Services	Until February 2004	46,486	13,474	5,291	65,251
Ray Roe COO Ajilon Professional	Until December 2004	424,438	1,436,047	58,209	1,918,694
Luis Sanchez de Leon[6] Chief Sales, Marketing and Business Development Officer	Until July 2004	186,266			186,266
Felix Weber[7] CFO	Until January 2004	534,503		90,315	624,818

1	Non-executive member of the Board of Directors as of the date of this Annual Report. Performed executive functions until September 2004.

2	Miguel Alfageme, as a former Board member is receiving, according to his contractual entitlement, continued remuneration until June 30, 2005, equal to 50% of the amounts applied immediately prior to his non re-election as a Board member. In addition, he is continuing to serve as an employee of the Company and is receiving an annual salary of CHF 100,000 under the employment agreement. He is entitled to hold and vest stock options beyond the date upon which his function within the Company ceases (which is the date foreseen in the applicable stock option plan).

3	In addition, John Bowmer as a former Board member has received, according to his contractual entitlement, continued remuneration for the months of January to April 2005 in the total amount of USD 500,000. He is entitled to hold and vest stock options beyond the date upon which his function within the Company ceases (which is the date foreseen in the applicable stock option plan).

4	Compensation for fiscal year 2004; total individual remuneration for the office period from Annual General Meeting of Shareholders April 16, 2003 to Annual General Meeting of Shareholders June 29, 2004 amounted to EUR 84,224.

5	Compensation for fiscal year 2004; total individual remuneration for the office period from Annual General Meeting of Shareholders April 16, 2003 to Annual General Meeting of Shareholders June 29, 2004 amounted to EUR 116,618.

6	Compensation received in fiscal year 2004 for activities as a member of the Senior Management only, i.e. excluding compensation received in relation to other positions prior to or after such activity as member of the Senior Management.

7	Felix Weber, the CFO of the Company until January 2004, continues to be available as an advisor to the Company and receives a monthly salary in the gross amount of CHF 68,750 until December 31, 2005.

Approximately EUR 0.5 million of the bonus due to CEO Jérôme Caille was granted in Adecco S.A. shares (totalling 8,489 shares). Such amount is included in the above table.

Swiss law requires the Company to disclose the highest total sum of compensation and stock option allotments conferred to a member of the Board. The highest total compensation amount conferred relating to a member of the Board during 2004 was EUR 3.3. No shares or stock options were allotted to any member of the Board during 2004.

See Note 12 in the accompanying Consolidated Financial Statements for further information on total amounts set aside or accrued by the Company to provide pension and similar benefits.

Philippe Marcel, a member of the Board, in the case of not being re-elected as a Board member, is entitled to continue as an advisor to the Company until December 31, 2005 and to receive until this date remuneration equal to the amount paid to him in his role as Director immediately prior to his not being re-elected. He is entitled to hold and vest stock options beyond the date upon which his function within the Company ceases (which is the date foreseen in the applicable stock option plan).

With respect to the non-executive members of the Board, there are no agreements contemplating continuing payments beyond the end of their service term.

Board Practices

For information regarding function, date of expiration of current term of office, and period a Board member has served, see table below:

Name	Position	Term	Service since
Jakob Baer	Director	2005	October 2004
Juergen Dormann	Director	2005	June 2004
Philippe Foriel-Destezet	Co-Chairman (since 29 June 2004) and Director	2005	August 1996
Klaus J. Jacobs	Co-Chairman (since 29 June 2004) and Director	2005	June 2004 (and 1996 to 2002)
Philippe Marcel	Director	2005	April 2002
Francis Mer	Director	2005	June 2004
Tom O’Neill	Director	2005	June 2004
David Prince	Director	2005	June 2004
Peter V. Ueberroth	Director	2005	June 2004

For information regarding remuneration of Board members, see table on individual compensation.

Audit Committee (“AC”, previously Audit and Finance Committee)

The AC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s accounting policies, internal controls, and financial reporting practice, thus overseeing the management regarding the:

•	integrity of the Company’s financial statements and other financial reporting and disclosure to any governmental or regulatory body and to the public and other users thereof;

•	systems of internal accounting and financial and disclosure controls;

•	performance of the Company’s internal audit function;

•	qualifications, engagement, compensation, independence, and performance of the Company’s independent auditors, their conduct of the annual audit and interim reviews, and their engagement for any other services; and

•	the Company’s compliance with legal and regulatory requirements relating to accounting, auditing, financial reporting and disclosure, or other financial matters.

The AC held more than a dozen meetings and phone conferences during the full year 2004. For specific subjects, members of Senior Management are present, in particular the CEO and the CFO. The head of Internal Audit and the lead partner of the external auditors typically participate in the meetings.

As of the date of this Annual Report, the members of the AC were:

Name	Position
Jakob Baer	Chairman of the AC (since October 1, 2004)
Tom O’Neill	Member
David Prince	Member (Chairman ad interim of the AC from June 29 to September 30, 2004)

Corporate Governance Committee (“CGC”)

The CGC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to Corporate Governance principles. The CGC is charged with developing and recommending appropriate Corporate Governance principles and independence rules to the Company as well as reviewing and reassessing such principles and rules to ensure that they remain relevant and in line with legal and stock exchange requirements. Recommendations as to best practice are also reviewed to ensure compliance. The CGC, which was established after the General Meeting of Shareholders of June 29, 2004, held two meetings in 2004. For specific subjects, members of Senior Management are present, in particular the CEO and the CFO.

As of the date of this Annual Report, the members of the CGC were:

Name	Position
Francis Mer	Chairman of the CGC
Jakob Baer	Member
David Prince	Member

Nomination & Compensation Committee (“NCC”)

The NCC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s nomination and compensation matters. The NCC is primarily responsible for the adequacy of the following functions:

•	providing recommendations to the Board of Directors regarding the general compensation policy for the Company, including incentive compensation plans and equity-based plans;

•	providing recommendations to the Board of Directors regarding the selection of candidates for certain management positions, the terms of their employment and the evaluation of their performance;

•	reviewing and approving the goals and objectives relevant to Senior Management’s compensation; and

•	establishing principles for the selection of candidates for election or re-election to the Board of Directors, including candidates for committees of the Board of Directors, and including recommendations on compensation of the members of the Board of Directors.

The NCC held three meetings and phone conferences in 2004. For specific subjects, members of Senior Management are present, in particular the CEO and the CFO.

As of the date of this Annual Report, the members of the NCC were:

Name	Position
Peter V. Ueberroth	Chairman of the NCC
Juergen Dormann	Member
Francis Mer	Member

The NYSE requires Adecco S.A., which under the applicable SEC rules qualifies as a foreign private issuer, to disclose the significant differences between its corporate governance practices and those followed by United States domestic companies under NYSE listing standards. This information is published on the Internet at: http://nyse.adecco.com.

Employees

The Company’s employees worldwide totalled 29,635 at January 2, 2005, 27,765 at December 28, 2003, and 29,387 at December 29, 2002. The following table shows the number of employees by geographic location for the three years January 2, 2005, December 28, 2003, and December 29, 2002:

Geographical Segment	2004	2003	2002
Europe	18,882	17,797	18,570
North America	6,103	5,788	6,461
Asia Pacific	3,194	2,806	2,782
Rest of World	1,456	1,374	1,574

Total	29,635	27,765	29,387

During 2004, the Company had up to 700,000 temporary workers employed at worldwide client locations each day. The Company believes that relations with its employees are good.

Share Ownership

The shares owned indirectly by Philippe Foriel-Destezet are disclosed in “Item 7. Major Shareholders and Related Party Transactions”. As of December 31, 2004, the remaining members of the Board and the Senior Management of the Company (including closely linked parties, as defined by Swiss law, i.e. including children and spouses) owned (directly or through closely linked parties) 8,755,137 shares. Other than Philippe Foriel-Destezet, no member of the Board of Directors or member of Senior Management owns more than 1% of the Company’s shares. As of December 31, 2004, members of the family of Klaus J. Jacobs held 8,616,781 shares representing approximately 5% of the outstanding Adecco S.A. shares.

The table below presents information relating to stock options held as of April 30, 2005 by individuals who were members of the Board of Directors or Senior Management as of either December 31, 2004 or as of the date of this Annual Report. These options were granted under several existing plans.

Name	Position	Grant Date	Strike Price CHF	Expiry	Options Granted[1]	Options Exercisable[1]
Philippe Marcel	Member of Board of Directors	November 1998 December 1999 November 2001 April 2003	53.30 102.20 85.27 60.00	November 2008 December 2007 November 2009 April 2011	175,000 143,800 250,000 100,000 668,800	140,000 143,800 250,000 66,667 600,467

Jérôme Caille	CEO	November 1998 December 1999 December 1999 November 2000 November 2001 April 2002 December 2002	53.30 102.20 102.20 108.00 85.27 109.50 60.00	November 2007 December 2008 December 2007 November 2009 November 2009 April 2010 December 2010	10,000 6,000 5,000 10,000 300,000 200,000 250,000 781,000	6,000 4,800 5,000 10,000 230,000 200,000 70,334 526,134

Sergio Picarelli	COO Adecco Staffing	November 1997 November 1998 December 1999 November 2000 November 2001 December 2002	43.00 53.30 102.20 108.00 85.27 60.00	November 2006 November 2007 December 2008 November 2009 November 2009 December 2010	1,200 1,000 500 1,000 175,000 87,500 266,200	460 500 400 1,000 175,000 29,167 206,527

Ray Roe	COO Ajilon Professional	July 1998 November 1998 December 1999 November 2001 June 2002 December 2002	66.70 53.30 102.20 85.27 88.20 60.00	July 2007 November 2008 December 2007 November 2009 November 2009 December 2010	10,000 125,000 100,000 30,000 100,000 65,000 430,000	2,000 50,000 100,000 30,000 100,000 21,667 303,667

Total					2,146,000	1,636,795

1	Each option relates to one share of Adecco S.A. stock.

Stock Option Plans and Share Based Compensation

The Company has several stock option plans whereby employees and directors receive the option to purchase shares. There are global and country specific plans in place, or country specific needs and circumstances may amend the global plans. Some stock options granted under the plans are non-tradable and some are tradable on the SWX Swiss Exchange. Tradable options are granted to employees or directors of the Company and give the optionee a choice of selling the option on the SWX Swiss Exchange or exercising the option to receive common stock of Adecco S.A. If the option holder chooses to sell the option on the open market, options may be held by persons who are not employees or directors of the Company. The trading of the tradable options is managed by a Swiss bank.

The Board determines who shall be granted options and the size of the option grant for each option holder. Additionally, the Board or a delegate of the Board issues an option grant certificate that sets out the numbers of shares comprising the option, the exercise price and conditions as well as the date of granting. The exercise price for one share is fixed at the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods and are subsequently exercisable over a number of years. Options may be exercised at any time within the exercise period except for limitations set forth in the Company’s Insider Trading Statement of Policy or by regulatory authorities.

All un-vested options granted under the plans shall lapse and be void immediately upon giving or being given notice of termination on employment contract, withdrawing or being withdrawn from the Board or ceasing to be an employee or a director for any other reason except certain cases such as death, injury, sickness or disability, sale, merger or reorganisation (other than an Adecco Group internal transaction) or in case of country specific legal obligations. Any non-exercised options vest immediately in the event Adecco S.A. is no longer listed on any stock exchange and its common stock is not publicly traded. There are no rights in respect to dividends or voting to the option holder. The Board may modify, amend, suspend or discontinue the plans. During 2004 and 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment was terminated. In 2004 and 2002, 461,634 and 1,004,916 options were modified, respectively, and compensation expense of EUR 2 and EUR 5, respectively, was recorded in selling, general and administrative expenses. In 2003, no options were modified. The Company changed to the fair value method of accounting for stock-based employee compensation in 2003.

A share-based long-term incentive program for 2005 through 2007 is being introduced for a limited number of members of the management team. The key objective is to ensure loyalty and to reward excellent performance over the defined three year period. If certain profit targets, measured on an annual basis, are exceeded, the managers will participate in the incremental profits. The payout will be in Adecco S.A. shares at the end of the three year period provided that the participants are employed by the Company at the end of the term.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of April 30, 2005, and December 31, 2004, 18.2%, or 34,188,580, of the outstanding Adecco S.A. shares were held by Akila Finance S.A. (Luxembourg),which is owned by Mr. Foriel-Destezet, a director and Co-Chairman of the Board. Akila Finance S.A. held the following percentage of Adecco S.A. shares: End of 2003: 18.3%, end of 2002: 18.3%, and end of 2001: 18.3%. Through his beneficial ownership in shares of Adecco S.A. and through his position on the Board, Mr. Foriel-Destezet has substantial influence over the management and operations of the Company and participates in the formulation, determination and direction of business policies.

As of April 30, 2005, and December 31, 2004, 11.7% or 21,957,710 of the outstanding Adecco S.A. shares were held by KJ Jacobs AG (now Jacobs Holding AG), Switzerland. KJ Jacobs AG held the following percentage of Adecco S.A. shares: End of 2003: 11.7%, end of 2002: 15.2%, and end of 2001: 18.5%.

In Amendment No. 7 to its Statement on Schedule 13D filed with the SEC (the “Schedule 13D”), KJ Jacobs AG stated that, as of June 29, 2004, it beneficially owned 21,961,710 shares of Adecco, S.A., as to which it had sole voting and sole dispositive power. The Schedule 13D provided the following information about the ownership of shares of KJ Jacobs AG: The share capital of KJ Jacobs AG is comprised of two classes of shares: (i) ”Partizipationsscheine”, which carry all dividend and other economic rights in KJ Jacobs AG, including, but not limited to, any proceeds from the dissolution of KJ Jacobs AG, and (ii) “Namenaktien”, which carry all the voting rights in KJ Jacobs AG and no economic rights. All “Partizipationsscheine” are held by the “Jacobs Foundation”, a charitable foundation organized under the laws of Switzerland. The Jacobs Familienrat, a non-profit association organized under the laws of Switzerland, holds 89.9% of the voting rights attached to the “Namenaktien” and the “Jacobs Foundation” holds the remaining 10.1%. The president of the Jacobs Familienrat is, at present, Klaus J. Jacobs who was also elected co-chairman of the Board of the Company on June 29, 2004. KJ Jacobs AG considers the Jacobs Familienrat a control person under the General Instruction C to Schedule 13D. However, KJ Jacobs AG believes that the Jacobs Familienrat has no control over investment and/or voting decisions of KJ Jacobs AG with respect to the Adecco S.A. shares owned by it and the Jacobs Familienrat is not considered by KJ Jacobs AG as a beneficial owner of the shares. Neither the Jacobs Foundation nor the Jacobs Familienrat has any other, direct or indirect, interest in the shares.

Adecco S.A. has been notified that as of December 31, 2004, 11,145,560 shares representing 5.9% of the total Adecco S.A. issued shares were held under discretionary management by The Capital Group Companies, Inc., Los Angeles, USA, on behalf of funds managed by Capital Research and Management Company, and clients managed by Capital Guardian Trust Company, Capital International Limited, Capital International Inc. and Capital International S.A.

The Company is not aware of any other person who beneficially owns more than 5% of Adecco S.A. shares.

The Company is not aware of any voting agreements between its major shareholders.

The Company’s major shareholders have the same voting rights as all other shareholders in general meetings of shareholders (one vote per share).

As of April 30, 2005, 70 shareholders, listed in the shareholders’ register (holding 15,510,594 registered shares), were domiciled in the U.S. The number of outstanding ADSs, as of April 30, 2005, was 7,770,936 and represented 1,942,734 shares of Adecco, S.A. or approximately 1% of total outstanding shares and were held by approximately 292 holders. Since certain of these securities are held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of holders or of where the holders are resident.

Item 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 – “Financial Statements”.

Other Financial Information

Dividend Distribution

The amount of dividends to be paid by Adecco S.A. to its shareholders depends on general business conditions, the Company’s financial performance and other relevant factors. Under Swiss law, dividends are paid out only if approved by the shareholders. The Board may propose that a dividend be paid out. In practice, the shareholders usually approve the dividend proposal of the Board. At the Annual General Shareholders’ Meeting, the Board of Directors proposes to declare a dividend of CHF 1.00 per registered share with a par value of CHF 1.00 per registered share out of the retained earnings.

Legal Proceedings

From time to time, the Company is subject to litigation. With the exception noted below, all litigation pending against the Company relates to matters that have arisen in the ordinary course of business. The Company believes that this litigation will not have a materially adverse effect on its consolidated financial condition or results of operations.

Regulatory investigations and class action lawsuits

Following the Company’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, regulatory investigations were commenced by the U.S. Securities and Exchange Commission, the U.S. Department of Justice and the SWX Swiss Stock Exchange. The staff of the U.S. Securities and Exchange Commission recently notified the Company that its investigation has been terminated and that no enforcement action has been recommended. The Company has not had any recent contacts from the U.S. Department of Justice in connection with its investigation. The SWX Swiss Stock Exchange closed its preliminary investigation into the Company’s compliance with applicable accounting and regular reporting requirements without any sanctions, while the Company has appealed a reprimand, the lowest level of sanction without monetary penalty, issued in relation to the ad hoc publicity rules.

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers were commenced following the Company’s January 2004 announcement. The lawsuits, which were consolidated, alleged violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. On May 16, 2005, an order was entered in the United States District Court for the Southern District of California dismissing the consolidated class action complaint. The order dismisses the complaint without prejudice and grants plaintiffs leave to replead within 45 days.

There can be no assurance that the resolution of any of these remaining matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

U.S. state unemployment tax reviews

In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of the date of this Annual Report, the Company has not received any assessments from these states but anticipates that it will receive assessments in due course. It is possible that other states will initiate similar reviews. As of January 2, 2005, the Company has reserved EUR 8 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations or cash flows. The Company intends to evaluate and, as appropriate, contest any such assessment.

French antitrust investigation

In November 2004, the French competition authority, Direction Générale de la Consommation de la Concurrence et de la Répression des Fraudes (DGCCRF), commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. At this stage, the Company is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Significant Changes

Please refer to the matters set forth in Notes 20 and 21 to the Consolidated Financial Statements (“Subsequent Events” and “Events (unaudited) subsequent to the date of the independent auditor’s report”).

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

On March 16, 2000, Adecco S.A. ADSs began trading on the New York Stock Exchange (“NYSE”) under the symbol “ADO”. In connection with the stock split in May 2001, the deposit agreement among Adecco S.A., the depository, and the holders of American Depository Receipts issued thereunder (the “ADRs”) evidencing ADSs was amended such that, following the split, each ADS represented one-fourth of one Adecco S.A. post-split share deposited with Morgan Guaranty Trust Company of New York.

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

	Price per Adecco S.A. share in(1)
	CHF		USD		EUR
Year	High	Low	High	Low	High	Low
2000	150.00	95.70	25.91	14.19	94.90	63.00
2001	116.00	49.60	17.78	11.90	76.70	34.00
2002	110.50	35.60	16.80	5.98	75.00	23.50
2003	82.95	34.70	16.11	6.60	53.50	23.65
2004	83.05	52.80	17.03	10.35	52.75	33.79

2003
First Quarter	57.00	34.70	10.25	6.60	39.11	23.65
Second Quarter	60.55	38.40	11.62	7.15	39.22	26.04
Third Quarter	77.65	55.00	13.60	10.40	49.77	35.53
Fourth Quarter	82.95	65.50	16.11	12.56	53.50	42.45

2004
First Quarter	83.05	52.80	17.03	10.35	52.75	33.79
Second Quarter	73.35	55.80	14.36	10.84	46.70	36.43
Third Quarter	63.35	56.75	12.70	11.20	41.90	37.10
Fourth Quarter	64.60	55.65	13.34	11.43	41.24	36.06

	Price per Adecco S.A. share in(1)
	CHF		USD		EUR
Year	High	Low	High	Low	High	Low
Most Recent Six Months
November 2004	61.90	57.50	13.34	11.99	40.66	37.37
December 2004	58.95	55.65	12.75	12.07	39.40	36.06
January 2005	62.40	57.00	13.19	12.14	40.40	36.83
February 2005	64.65	61.45	13.64	12.96	41.75	39.45
March 2005	67.80	63.30	14.59	13.60	43.67	40.99
April 2005	67.00	57.40	13.92	12.07	43.10	37.22

1	The per share data is historic and has been adjusted for the 10 for 1 common share stock split and ADS ratio change of 5 to 1 in May 2001.

Item 10.	ADDITIONAL INFORMATION

Purpose of the Company

Adecco S.A. is registered with the trade register of the Canton of Vaud, Switzerland, under number CH-550-1005691-8. Adecco S.A.’s objective and purposes are stipulated in article 2 of its articles of incorporation, which reads in its English translation:

The purpose of the Company is the acquisition and management of financial holdings of whatever form in service, commercial, financial and industrial enterprises and companies in Switzerland and abroad and, in particular, in enterprises and companies supplying employees, or providing supervision, inspection or consulting services. The Company may grant loans to such enterprises and companies and conduct all such operations as have a bearing on the above mentioned purpose, including borrowing money and acquiring real estate.

Conflict of Interest

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation have a specific provisions on conflicts of interests. However, the Swiss Code of Obligations contains a provision which requires directors to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care. Breach of this provision may result in the personal liability of the directors towards the corporation. The directors’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care require that a director abstain from voting in case of a conflict of interest. In addition, Swiss law provides that payments made to shareholders, directors or any person(s) affiliated with any of them, other than at arm’s length must be repaid to Adecco S.A. if the person(s) has/have acted in bad faith.

Directors

Pursuant to Article 21 of the articles of incorporation, the Board is authorised to pass resolutions concerning all matters, which are not reserved by law or by the articles of incorporation to other governing bodies. The members of the Adecco S.A. Board are elected for one year and may be re-elected.

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation contain a specific provision regarding the compensation to be paid to the directors. However, Swiss law recognises the right of the directors to receive compensation fixed by the Board itself. The compensation must adequately reflect the time spent, contribution made and responsibility of each director. Swiss law does not require that the compensation of each director be disclosed to the public. The SWX Directive on Information relating to Corporate Governance requires that (i) the principles and elements of compensation, (ii) the authority and procedure for determining the compensation and (iii) the total of all compensations paid for (a) the executive members of the Board and the senior management and (b) the non-executive members of the Board be disclosed. For disclosure of total sum and highest individual sum of compensation, see Item 6. “Directors, Senior Management and Employees — Competition”.

Adecco S.A.’s articles of incorporation do not contain any age limits for directors.

Swiss law requires that any director of a Swiss corporation must be a shareholder of such corporation. Holding of a single share complies with this requirement.

Within the Boards’ legal obligation to safeguard the interests of the Company and to adhere to a duty of loyalty and a duty of care, the Board is free to borrow money on behalf of Adecco S.A.

Capital Structure

Adecco S.A.’s capital structure as presented in the accounts of the parent company as of the dates indicated below was as follows:

In CHF millions, except shares	Issued shares		Authorised capital		Conditional capital		Reserves[1]	Retained earnings
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
30.12.2001	186,347,698	186.3	19,000,000	19.0	12,482,492	12.5	1,960	1,433
Changes	522,282	0.6	—	—	9,477,838	9.5	21	111
29.12.2002	186,869,980	186.9	19,000,000	19.0	21,960,330	22.0	1,981	1,544
Changes	288,420	0.3	—	—	(288,420)	(0.3)	15	969
28.12.2003	187,158,400	187.2	19,000,000	19.0	21,671,910	21.7	1,996	2,513
Changes	190,715	0.2	—	—	(190,715)	(0.2)	1	352
2.1.2005	187,349,115	187.4	19,000,000	19.0	21,481,195	21.5	1,997	2,865

1	Reserves includes both the general reserve and the reserve for treasury shares.

As of December 30, 2001, there were 49,000 participation certificates outstanding that were included in issued shares. During 2002, such certificates were exchanged for common stock and, accordingly, there were no participation certificates outstanding as of December 29, 2002, December 28, 2003 and January 2, 2005.

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

holders of at least two-thirds of Adecco S.A. common shares represented and the absolute majority of the par value of the common shares represented at such general meeting must vote in favour of such resolution. Furthermore, Swiss law may require a special voting quorum to pass certain other resolutions.

In addition to the powers described above, the general meeting has the power to vote on amendments to Adecco S.A.’s articles of incorporation (including to convert registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the annual report, including the statutory financial statements and the annual group accounts, to set the annual dividend, and to grant discharge to the members of the Board from liability . In addition, the general meeting has competence in connection with the special inspection and the liquidation of Adecco S.A.

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

The Shares and Transfer of Shares

Each Adecco S.A. common share carries one vote. A shareholder may be represented by (i) the shareholder’s legal representative, (ii) a third person who needs not to be a shareholder with written proxy, (iii) a corporate body of Adecco S.A, (iv) an independent proxy or (v) a depository. At a general meeting, votes are taken by poll.

Upon request, the acquirers of registered Adecco S.A., shares are recorded in the share register as shareholders with the right to vote, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account.

The Board may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital. Registered shares held by a nominee that exceed this limit may be registered in the share register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the share for their own account or with whom the Board has entered into a corresponding agreement. Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise, as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees, are treated as one single person or nominee. The limitation for registration in the share register also applies to Adecco S.A. shares acquired upon the exercise of subscription, option or conversion rights.

Adecco S.A.’s articles of incorporation do not contain any provision other than the ones mentioned herein which would have an effect of delaying, deferring or preventing a change in control of the company.

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

The Company may be dissolved at any time by a resolution of a general meeting taken by at least two-thirds of the votes allocated to all issued shares. Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A. The court may also grant other relief. The court may at all times, upon request of a shareholder or obligee, decree the dissolution of Adecco S.A. if the required corporate bodies are missing. Adecco S.A. may also be dissolved by adjudication of bankruptcy.

Redemption of Share Capital

Adecco S.A.’s articles of incorporation do not contain any provision regarding the redemption of share capital. However, Swiss corporate law allows the shareholders to vote in favour of redemption, or reduction, of share capital provided the minimal share capital required by law in the amount of CHF 100,000 is respected. Swiss law limits the amount of own shares that Adecco S.A. may hold or repurchase. Adecco S.A. may only repurchase own shares if it has freely distributable reserves to cover the purchase price and if the nominal value of the common shares to be repurchased does not exceed 10% of Adecco S.A.’s share capital. In addition, Adecco S.A. common shares repurchased by Adecco S.A. may not be voted in a general meeting. Furthermore, a special reserve must be created on the balance sheet in the amount of the purchase price of the acquired shares.

Further Capital Calls by the Company

Adecco S.A.’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to the Company.

Sinking Fund Provision

If the liabilities exceed the assets, the Board must notify the competent court at the registered office of Adecco S.A. thereof.

Pre-emptive Rights

Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe for any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. Any new issuance of Adecco S.A. shares, whether for cash or non-cash consideration, must be authorised by the shareholders in a general meeting. A resolution adopted at a general meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only. Pre-emptive rights may also be excluded or limited in accordance with Adecco S.A.’s articles of incorporation.

Mandatory Bid Rules

Pursuant to the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading, if any person acquires shares of Adecco S.A., whether directly or indirectly or acting in concert with another person, and which, added to the shares already owned exceed the threshold of 33 1/3% of the voting rights of Adecco S.A., irrespective of whether the voting rights are exercisable or not, that person must make an offer to acquire all of the listed equity securities of Adecco S.A. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a donation, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings or if an exception is granted.

Disclosure of Principal Shareholders

Any investor who directly, indirectly or together with another person, acquires, holds or disposes of Adecco S.A. shares, for his own account, and thereby attains, falls below or exceeds the thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights, whether or not such rights may be exercised, must notify Adecco S.A. and the Disclosure Office of the SWX Swiss Exchange.

Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco S.A. is also under an obligation to publish the disclosure no later than two trading days after receipt.

Shareholders’ Meeting

The 2004 annual meeting of shareholders of Adecco S.A. will take place on May 26, 2005 in Lausanne, Switzerland, and the agenda items are summarised below:

1.	Presentation of the Business Report 2004, consisting of the Annual Report, the Financial Statements of Adecco S.A. and the Consolidated Financial Statements for the Business Year 2004;

2.	Presentation of the Reports of the Statutory Auditors and the Group Auditors;

3.	Approval of the Business Report 2004;

4.	Appropriation of Retained Earnings;

5.	Granting of Discharge to the Members of the Board of directors;

6.	Re-elections;

6.1.	Board of directors;

6.2	Auditors;

6.2.1	Re-election of Ernst & Young AG Zurich as statutory auditors of Adecco S.A. and group auditors for the business year 2005; and

6.2.2	Re-election of OBT AG, Zurich, as special auditor pursuant to Article 23, Paragraph 2 of the articles of incorporation, until the next annual general meeting of shareholders.

The Board proposes that each member of the Board be re-elected individually for a new tenure of one year ending at the next annual general meeting of shareholders.

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

Upon receipt of notice of any general meeting or solicitation of consents or proxies of holders of Adecco S.A. shares or other deposited securities, if requested in writing by the Company, the depository shall, as soon as practicable thereafter, mail to all ADR holders a notice containing the information included in the notice of general meeting and an explanation as to how each ADR holder may instruct the depository to exercise any right to vote held by the ADR holder. Each ADR holder at the close of business on a specified record date is entitled under the deposit agreement (subject to any applicable provisions of Swiss law, the deposited securities and the Adecco S.A. articles of incorporation) to instruct the depository as to the exercise of the voting rights, if any, pertaining to the number of Adecco S.A. shares or other deposited securities represented by the ADSs that are evidenced by the ADRs held by the ADR holder. Upon the written request of an ADR holder on the record date, received on or before the date established by the depository for this purpose, the depository has agreed that it will endeavour insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted Adecco S.A. shares so represented in accordance with these instructions. The depository has agreed not to vote Adecco S.A. shares so represented, except in accordance with these instructions. All voting rights with respect to Adecco S.A. shares will be subject to Swiss law.

If any tax or other governmental charge shall become payable by or on behalf of the depository with respect to any ADR, any deposited securities represented by the ADSs evidenced by the ADR or any distribution thereon, the tax or other governmental charge shall be paid by the ADR holder to the depository. The depository may refuse to affect any registration, registration of transfer, split-up or combination of the ADR or, subject to the terms and conditions of the deposit agreement, any withdrawal of deposited securities underlying the ADR until this payment is made. Additionally, the depository may withhold from any dividends or other distributions on or in respect of deposited securities or may sell by public or private sale for the account of the ADR holder any part or all of the deposited securities underlying the ADR and may apply these dividends, distributions or proceeds of any sale to pay any tax or other governmental charge, the ADR holder remaining liable for any deficiency.

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

(a)	Swiss laws and regulations affecting dividends, interest or other payments to non-resident holders of Adecco S.A. shares or ADSs

Swiss law requires that Adecco S.A. retains at least 5% of its annual net profits as general reserves as long as such reserves amount to less than twenty percent of Adecco S.A.’s nominal paid-in share capital. Any remaining net profits may be distributed as dividends, pursuant to a shareholders resolution. A claim for payment of dividends declared is time-barred after a period of 5 years after which the unclaimed dividends revert to the Company. Pursuant to Swiss law, Adecco S.A. is permitted to make only one dividend payment, if any, per fiscal year. Interim dividends may only be paid with shareholder approval.

The payment and amount of dividends on Adecco S.A. shares are subject to the recommendation of the Board and to the approval of holders of Adecco S.A. shares at the general meeting. The amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves are fixed in accordance with Swiss law and not U.S. generally accepted accounting principles. Under Swiss law, Adecco S.A. is required to hold its annual general meeting no later than six months after the close of its fiscal year.

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

United States Taxation

Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a “United States Holder” of the purchase, ownership and disposition of our shares. For purposes of this discussion, a “United States Holder” is a beneficial owner of our shares or ADSs that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as defined for United States federal income tax purposes);

•	a corporation (or other entity taxed as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Ownership of ADSs generally is treated for United States federal income tax purposes as ownership of the underlying shares represented by the ADSs. Consequently, an exchange of ADSs for shares, and vice versa, is not a taxable event for United States federal income tax purposes. Unless otherwise indicated, references to shares includes ADSs, and vice versa.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to holders that are subject to special treatment, including:

•	broker-dealers or insurance companies;

•	holders who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	financial institutions or “financial services entities”;

•	holders who hold shares with other investments as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction”;

•	holders who own or owned, directly, indirectly or by attribution, at least 10% of our voting power;

•	certain expatriates or former long-term residents of the United States;

•	certain foreign corporations treated as domestic corporations pursuant to section 269B or 7874 of the Code;

•	United States holders whose functional currency is not the U.S. dollar; and

•	holders who received shares as compensation for the performance of services;

This discussion does not consider the tax treatment of holders that are partnerships or other pass-through entities or persons that hold our shares through a partnership or other pass-through entity, nor does it consider the tax treatment of non-United States holders other than to the limited extent provided under “— United States Information Reporting and Backup Withholding.” In addition, this discussion does not address any aspect of state, local or non-United States tax laws, or the possible application of United States federal gift or estate tax.

Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, owning or disposing of our shares.

Dividends. A United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our shares, including the amount of Swiss taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the United States Holder’s tax basis in the shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares. See the discussion below under “— Sale or Exchange.” Cash distributions paid by us in Swiss francs, including the amount of any taxes withheld from such distributions, will be included in the income of United States Holders at a U.S. dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the United States Holders, and United States Holders will have a tax basis in such Swiss francs for United States federal income tax purposes equal to such U.S. dollar value. If a United States Holder converts a distribution paid in Swiss francs into U.S. dollars on the day the dividend is includible in the income of the United States Holder, the United States Holder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If a United States Holder subsequently converts the Swiss francs, any subsequent gain or loss in respect of such Swiss francs arising from exchange rate fluctuations will be United States source ordinary exchange income or loss.

Dividends paid prior to January 1, 2009 to non-corporate United States Holders who meet certain eligibility requirements (as discussed below) qualify for a reduced rate of taxation of 15% or lower if (a) our ADSs or shares are readily tradable on an established securities market in the United States, or (b) we qualify for benefits under an income tax treaty such as the United States-Switzerland Tax Treaty. The Company’s ADSs are readily tradable on the New York Stock Exchange. Accordingly, dividends paid on our shares should qualify for the reduced rate of taxation.

A United States Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements, including certain holding period and at risk requirements. In addition, dividends paid with respect to our shares will not qualify for the reduced rate if we are a passive foreign investment company (“PFIC”), as this term is defined for United States federal income tax purposes. Due to the nature of our income and assets, we do not believe we are a PFIC and do not anticipate becoming a PFIC in the future. United States Holders should consult their own tax advisors concerning their eligibility for reduced rates of taxation with respect to any dividends paid by us.

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

The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The amount of any foreign income tax which may be refunded to a United States Holder may not be claimed as a foreign tax credit. See “— Swiss Taxation.” Special rules apply to foreign tax credits associated with dividends which qualify for reduced rates of taxation, as discussed above. In addition, United States Holders must meet certain holding period and at risk requirements in order to claim a credit for foreign taxes. The rules relating to the determination of the foreign tax credit are complex, and United States Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit and whether, if they are individuals whose gross income from sources outside the United States consists entirely of “qualified passive income,” they may be eligible, pursuant to section 904(k) of the Code, to elect not to have the limitation of Code section 904 (a) applied to them.

Sale or Exchange. Upon the sale, exchange or other taxable disposition of our shares, a United States Holder generally will recognize capital gain or loss in an amount equal to the difference between such United States Holder’s tax basis in the shares, which is usually the U.S. dollar cost of such shares, and the amount realized on the sale, exchange or other disposition. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders (such rate is scheduled to increase in 2009). Gain realized by a United States Holder on a sale, exchange or other disposition of shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss realized by a United States Holder on the sale, exchange or other disposition of shares is generally allocated to United States source income. The deductibility of a loss realized on the sale, exchange or other disposition of shares is subject to limitations. A United States Holder that receives Swiss francs on the sale or other disposition of the shares will realize an amount equal to the U.S. dollar value of the Swiss francs on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A United States Holder will have a tax basis in the Swiss francs received equal to the U.S. dollar amount realized, and any gain or loss realized on a subsequent conversion into U.S. dollars will be United States source ordinary income or loss.

United States Information Reporting and Backup Withholding. A United States Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on our shares and proceeds paid from the sale, exchange, redemption or other taxable disposition of our shares. In addition, a United States Holder is subject to backup withholding (currently at a rate of 28%) on dividends paid in the United States on shares and proceeds paid from the sale, exchange, redemption or other taxable disposition of our shares unless the United States Holder is a corporation, provides a properly completed IRS Form W-9 or otherwise establishes a basis for exemption.

A non-United States holder generally is not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the sale, exchange, redemption or other taxable disposition of our shares, provided such non-United States holder certifies to its foreign status or otherwise establishes an exemption and neither we nor our paying agent have actual knowledge, or reason to know, that the holder is a United States person or that the conditions of any other exemption are in fact not satisfied.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a holder’s United States federal income tax liability, and a holder may obtain a refund of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS.

Documents on Display

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934. In accordance with these requirements, Adecco S.A. files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which the Company is exposed are changes in foreign currency exchange rates and interest rates.

Foreign Currency Exchange Rate Risk

The table below summarises the foreign currency forward contracts outstanding at January 2, 2005 and December 28, 2003. The table presents the notional amounts (at contract exchange rates) purchased or (sold) and the weighted-average contractual foreign currency exchange rates. All forward contracts mature in less than twelve months. See Note 13 in the accompanying Consolidated Financial Statements.

To receive Swiss francs and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount CHF	Weighted Average Contract Rate	Notional Amount CHF	Weighted Average Contract Rate
U.S. Dollar	607	0.8706	805	0.7362
Euro	153	0.6507	204	0.6467
Canadian Dollar	153	1.0343	144	1.0424
Australian Dollar	79	1.1314	76	1.0693
Norwegian Kroner	48	5.5320	40	5.3915
British Pound Sterling	45	0.4566	20	0.4614
Mexican Peso	8	9.9661	12	8.5667
South African Rand	8	5.0761	6	5.1394
Hong Kong Dollar	6	6.4187	6	5.6562
New Zealand Dollar	3	1.2346	—	—
Danish Krone	2	4.8812	7	4.8284
Hungarian Forint	2	166.7664	2	171.7046
Israeli New Shekel	4	3.8314	3	3.4423
Thai Baht	1	34.4828	2	33.4800
Czech Koruna	1	20.1613	1	20.7900
Swedish Krona	1	5.8938	1	5.8123
Slovenian Tolar	1	156.7398	1	156.2500
Polish Zloty	—	2.8736	1	3.0170
Japanese Yen	—	88.0437	—	—

To receive Euro and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount EUR	Weighted Average Contract Rate	Notional Amount EUR	Weighted Average Contract Rate
Swiss Franc	212	1.5245	311	1.5243
U.S. Dollar	—	—	231	1.1752
British Pound Sterling	—	—	93	0.7030

To receive Australian Dollars and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount AUD	Weighted Average Contract Rate	Notional Amount AUD	Weighted Average Contract Rate
Swiss Franc	5	0.8690	—	—

To receive U.S. Dollars and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount USD	Weighted Average Contract Rate	Notional Amount USD	Weighted Average Contract Rate
Chilean Peso	9	591.8126	7	596.7500
Swiss Franc	7	1.1359	—	—
Euro	—	—	4	1.2032
Canadian Dollar	4	1.2267	—	—
South Korean Won	3	1097.5000	2	1204.8844
Taiwan Dollar	3	33.4648	2	34.1534
Brazilian Real	2	3.1192	1	3.0290
Argentine Peso	2	3.0025	1	3.0080
Chinese Yuan Renminbi	1	8.2210	1	8.2062
Colombian Peso	1	2575.5000	1	2892.0000
Peruvian Nuevo Sol	1	3.2770	1	3.5010
Russian Rouble	—	27.9300	—	—
South African Rand	—	—	1	7.3150

To receive British Pound Sterling and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount GBP	Weighted Average Contract Rate	Notional Amount GBP	Weighted Average Contract Rate
Swiss Franc	1	2.1970	1	2.1939
U.S. Dollar	—	—	4	1.6970

To receive Hong Kong Dollars and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount HKD	Weighted Average Contract Rate	Notional Amount HKD	Weighted Average Contract Rate
Swiss Franc	1	0.1516	—	—

To receive Danish Krone and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount DKK	Weighted Average Contract Rate	Notional Amount DKK	Weighted Average Contract Rate
Swiss Franc	2	0.2063	—	—

To receive Canadian Dollars and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount CAD	Weighted Average Contract Rate	Notional Amount CAD	Weighted Average Contract Rate
U.S. Dollar	1	0.8059	—	—

To receive Japanese Yen and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount JPY	Weighted Average Contract Rate	Notional Amount JPY	Weighted Average Contract Rate
U.S. Dollar	11	0.0113	—	—

To receive Mexican Pesos and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount MXP	Weighted Average Contract Rate	Notional Amount MXP	Weighted Average Contract Rate
Swiss Franc	8	0.1000	99	0.1234

To receive Singapore Dollars and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount SGD	Weighted Average Contract Rate	Notional Amount SGD	Weighted Average Contract Rate
Swiss Franc	10	0.7108	5	0.7770

To receive Thai Baht and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount THB	Weighted Average Contract Rate	Notional Amount THB	Weighted Average Contract Rate
Swiss Franc	13	0.0294	—	—

To receive Chinese Yuan and pay various currencies:

	January 2, 2005		December 28, 2003
Currency (in millions)	Notional Amount CNY	Average Contract Rate	Notional Amount CNY	Average Contract Rate
U.S. Dollar	8	5.0761	—	—

At January 2, 2005, the Company had short-term foreign exchange contracts outstanding with an aggregate notional amount of EUR 975 and an aggregate fair value asset of EUR 11. At January 2, 2005, at closing the contract position the Company would receive amounts to EUR 11. These contracts primarily hedge subsidiary financing activity with the respective gains and losses being included in interest income and other non-operating expenses, net.

Interest Rate Risk

The Company manages its exposure to changes in interest rates through the use of fixed and variable rate debt in a number of currencies and by utilising interest rate swaps and interest rate and cross currency swaps to hedge certain underlying debt obligations.

The information below summarises the Company’s market risks associated with debt obligations at January 2, 2005 and December 28, 2003, and should be read in conjunction with Notes 8 and 13 in the accompanying Consolidated Financial Statements. For debt obligations, the table below presents principal cash flows and related interest rates by fiscal year of maturity.

January 2, 2005

(EUR equivalents, in millions)

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Debt
Fixed rate	202	554	1	122	—	595	1,474	1,484
Average interest rate	4.1%	6.3%	7.1%	6.0%	—	1.5%	4.0%	—
Variable rate	28	—	—	—	—	—	28	28
Average interest rate	3.5%	—	—	—	—	—	3.5%	—

December 28, 2003

(EUR equivalents, in millions)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Debt
Fixed rate	334	201	571	3	122	582	1,813	1,899
Average interest rate	1.6%	4.1%	6.3%	7.1%	6.0%	1.5%	5.0%	—
Variable rate	43	—	—	—	—	—	43	43
Average interest rate	4.5%	—	—	—	—	—	4.5%	—

The information below summarises the Company’s market risks associated with interest rate swaps and interest rate and cross currency swaps at January 2, 2005 and December 28, 2003, and should be read in conjunction with Notes 8 and 13 in the accompanying Consolidated Financial Statements. For interest rate swaps and interest rate and cross currency swaps, the table presents the notional amounts and related interest rates by fiscal year of maturity. Weighted-average variable rates are based on current rates as of January 2, 2005 and December 28, 2003.

Interest Rate Swaps at January 2, 2005

(EUR equivalents, in millions)

	2005	2006	2007	2008	2009	Thereafter	Total
U.S. Dollar
Payer swap	—	—	70.4	—	—	—	70.4
Pay rate (fixed)	—	—	7.07%	—	—	—	—
Receive rate (variable)	—	—	2.78%	—	—	—	—

U.S. Dollar
Payer swap	—	146.7	—	—	—	—	146.7
Pay rate (variable)	—	6.33%	—	—	—	—	—
Receive rate (fixed)	—	7.00%	—	—	—	—	—

	2005	2006	2007	2008	2009	Thereafter	Total
Euro
Payer swap	—	—	100.0	—		—	100.0
Pay rate (fixed)	—	—	7.32%	—		—	—
Receive rate (variable)	—	—	1.39%	—		—	—

Euro
Payer swap	5.9	6.4	7.0	—		—	19.3
Pay rate (variable)	3.04%	3.04%	3.04%	—		—	—
Receive rate (variable)	2.56%	2.56%	2.56%	—		—	—

Interest Rate Swaps at December 28, 2003

(EUR equivalents, in millions)

	2004	2005	2006	2007	2008	Thereafter	Total
U.S. Dollar(1)
Payer swap	1.3	1.3	1.3	1.3	—	—	5.4
Pay rate (variable)	1.88%	1.88%	1.88%	1.88%	—	—	—
Receive rate (fixed)	7.14%	7.14%	7.14%	7.14%	—	—	—
U.S. Dollar
Payer swap	—	—	—	77.1	—	—	77.1
Pay rate (fixed)	—	—	—	7.07%	—	—	—
Receive rate (variable)	—	—	—	1.23%	—	—	—
U.S. Dollar
Payer swap	—	—	160.7	—	—	—	160.7
Pay rate (variable)	—	—	4.78%	—	—	—	—
Receive rate (fixed)	—	—	7.00%	—	—	—	—

	2004	2005	2006	2007	2008	Thereafter	Total
Euro
Payer swap	—	—	—	100.0	—	—	100.0
Pay rate (fixed)	—	—	—	7.32%	—	—	—
Receive rate (variable)	—	—	—	0.33%	—	—	—
Euro
Payer swap	5.5	5.9	6.4	7.0	—	—	24.8
Pay rate (variable)	2.58%	2.58%	2.58%	2.58%	—	—	—
Receive rate (variable)	1.17%	1.17%	1.17%	1.17%	—	—	—
Euro
Payer swap	60.0	—	—	—	—	—	60.0
Pay rate (fixed)	1.50%	—	—	—	—	—	—
Receive rate (variable)	2.63%	—	—	—	—	—	—
Swiss Franc
Payer swap	—	19.29	—	—	—	—	19.29
Pay rate (fixed)	—	5.30%	—	—	—	—	—
Receive rate (variable)	—	0.51%	—	—	—	—	—

Interest Rate and Cross Currency Swaps at January 2, 2005

(EUR equivalents, in millions)

	2005	2006	2007	2008	2009	Thereafter	Total
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	—	—	100.0	—		—	100.0
Amount receivable (USD)	—	—	69.1	—		—	69.1
Pay rate (variable, EUR)	—	—	1.39%	—		—	—
Receive rate (fixed, USD)	—	—	7.06%	—		—	—
Euro (EUR)/ U.S. Dollar (USD)(1)
Amount payable (EUR)	6.7	7.3	7.9	—		—	21.9
Amount receivable (USD)	4.7	5.1	5.6	—		—	15.4
Pay rate (variable, EUR)	2.56%	2.56%	2.56%	—		—	—
Receive rate (variable, USD)	2.78%	2.78%	2.78%	—		—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	186.8	—	—		—	186.8
Amount receivable (EUR)	—	187.6	—	—		—	187.6
Pay rate (fixed, CHF)	—	4.65%	—	—		—	—
Receive rate (fixed, EUR)	—	6.00%	—	—		—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	211.4	—	—		—	211.4
Amount receivable (EUR)	—	212.5	—	—		—	212.5
Pay rate (fixed, CHF)	—	2.02%	—	—		—	—
Receive rate (fixed, EUR)	—	6.00%	—	—		—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	128.0	—	—		—	128.0
Amount receivable (CHF)	—	186.7	—	—		—	186.7
Pay rate (fixed, USD)	—	6.86%	—	—		—	—
Receive rate (fixed, CHF)	—	4.65%	—	—		—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (EUR)	48.4	—	—	—		—	48.4
Amount receivable (CHF)	48.6	—	—	—		—	48.6
Pay rate (variable, EUR)	2.22%	—	—	—		—	—
Receive rate (fixed, CHF)	0.76%	—	—	—		—	—

Interest Rate and Cross Currency Swaps at December 28, 2003

(EUR equivalents, in millions)

	2004	2005	2006	2007	2008	Thereafter	Total
British Pound (GBP)/ U.S. Dollar (USD)(1)
Amount payable (GBP)	2.8	2.8	2.8	2.8	—	—	11.2
Amount receivable (USD)	2.7	2.7	2.7	2.7	—	—	10.7
Pay rate (variable, GBP)	4.85	4.85%	4.85%	4.85%	—	—	—
Receive rate (fixed, USD)	7.14%	7.14%	7.14%	7.14%	—	—	—
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	—	—	—	100.0	—	—	100.0
Amount receivable (USD)	—	—	—	75.7	—	—	75.7
Pay rate (variable, EUR)	—	—	—	0.33%	—	—	—
Receive rate (fixed, USD)	—	—	—	7.06%	—	—	—
Euro (EUR)/ U.S. Dollar (USD)(1)
Amount payable (EUR)	6.2	6.7	7.3	7.9	4.2	—	32.2
Amount receivable (USD)	4.8	5.2	5.6	6.1	3.2	—	24.8
Pay rate (variable, EUR)	1.17%	1.17%	1.17%	1.17%	1.17%	—	—
Receive rate (variable, USD)	1.23%	1.23%	1.23%	1.23%	1.23%	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	185.1	—	—	—	185.1
Amount receivable (EUR)	—	—	187.5	—	—	—	187.5
Pay rate (fixed, CHF)	—	—	4.65%	—	—	—	—
Receive rate (fixed, EUR)	—	—	6.00%	—	—	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	209.6	—	—	—	209.6
Amount receivable (EUR)	—	—	212.5	—	—	—	212.5
Pay rate (variable, CHF)	—	—	1.56%	—	—	—	—
Receive rate (fixed, EUR)	—	—	6.00%	—	—	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	158.9	—	—	—	158.9
Amount receivable (CHF)	—	—	209.6	—	—	—	209.6
Pay rate (variable, USD)	—	—	2.55%	—	—	—	—
Receive rate (variable, CHF)	—	—	1.56%	—	—	—	—
U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	—	140.2	—	—	—	140.2
Amount receivable (CHF)	—	—	185.1	—	—	—	185.1
Pay rate (fixed, USD)	—	—	6.86%	—	—	—	—
Receive rate (fixed, CHF)	—	—	4.65%	—	—	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (EUR)	—	48.4	—	—	—	—	48.4
Amount receivable (CHF)	—	48.2	—	—	—	—	48.2
Pay rate (variable, EUR)	—	2.18%	—	—	—	—	—
Receive rate (fixed, CHF)	—	0.76%	—	—	—	—	—

1	The Swaps’ notional amounts reduce every 6 months. The maturing amount shown in the table represents this reduction.

At January 2, 2005 and December 28, 2003, the Company had interest rate swaps and interest rate and cross currency swaps with aggregate fair value of EUR 90 and EUR 139.

At January 2, 2005, the Company had U.S. dollar denominated interest rate caps with an aggregate nominal value of USD 200 (EUR 146). All interest rate caps mature during 2006 and have an interest rate cap at 7.75%. The fair value of the interest rate caps was not significant at January 2, 2005.

For information concerning the Company’s indebtedness, see also Note 8 in the accompanying Consolidated Financial Statements.

Credit Default Swaps

In connection with certain credit linked notes, the Company records credit swap derivatives whereby the Company has accepted the credit risk of a portfolio of third parties in return for a higher interest rate on certain available-for-sale securities. The credit swap derivatives are structured as first-to-default swaps whereby although the Company has accepted the credit risk of a pool of third parties, the Company would be responsible to cover the losses of the first third party to default. The notional amount of the credit derivatives is CHF 75 (EUR 48) and all of the underlying parties to which the Company has accepted the credit risk are international banks with investment grade credit quality between AA and A.

In addition, the Company has entered into a stand-alone credit default swap having a notional amount of CHF 50 (EUR 32). Similar to the swap described above, the credit default swap is structured as a first-to-default swap. The underlying parties to which the Company has accepted the credit risk are international banks with investment grade credit quality between AA and A.

At January 2, 2005, the fair value of these credit default swaps was not significant.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.	CONTROLS AND PROCEDURES

(a) The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of January 2, 2005 (the end of the period covered by this Annual Report). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in reports the Company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) In January 2004, the Company announced a delay in the scheduled completion of the audit of its 2003 consolidated financial statements due to the identification of material weaknesses in its North American staffing operations and the need to investigate accounting, control and compliance issues in the U.S. and certain other countries. The Company’s Audit Committee commissioned an independent investigation by U.S. and Swiss counsel overseen by an independent monitor. This investigation is fully complete and did not find anything financially material to the Company.

During 2004, the Company made the following changes to remediate the material weaknesses identified in the 2003 audit and to further strengthen its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act):

•	The Company’s senior management team was strengthened with a new Chief Financial Officer, and the addition of a Senior Vice President with responsibility for overseeing compliance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and of a Chief Compliance and Business Ethics Officer reporting to the Board of Directors.

•	The North American senior management team was strengthened with a new North American Zone Manager, a new Chief Financial Officer, a new Chief Information Officer and the addition of a new Vice President Finance/Operations.

•	A CFO Council, led by the Chief Financial Officer, comprising the finance heads of the major business units worldwide and corporate heads of finance related functions, was formed for the purpose of identifying and resolving financial reporting and compliance issues in a timely manner.

•	The Company’s Audit Committee initiated additional monitoring projects and held periodic meetings to monitor the progress of the 2004 audit.

•	The Company hired additional employees for its internal audit department.

•	An internal project team was set up to work, with the assistance of an external accounting firm, on implementation of the requirements of Section 404 of Sarbanes-Oxley.

•	Enhanced “whistleblower” and fraud reporting procedures overseen by the Audit Committee and the Corporate Governance Committee, were implemented.

•	In North America, the Company remedied material weaknesses identified in the 2003 audit by improving internal controls in the field (including time entry, the system for payment and billing, and contract compliance) and in the back office (including IT security, cash application and bank reconciliations). In addition, the North American operations improved compliance through the setting of new, clear policies and a process for monitoring compliance with these policies.

•	In France, the Company remediated a significant deficiency identified in the 2003 audit relating to the process of estimating social program liabilities by adopting a process of systematic sampling at branch offices to value the potential liabilities.

Except as discussed above, there has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report, which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As a result of Section 404 of Sarbanes-Oxley and the rules issued thereunder, the Company will be required to include in its Annual Report on Form 20-F for its 2006 fiscal year a report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. The Company’s independent auditors will also be required to attest to and report on management’s assessment.

Item 16.	[RESERVED]

Item 16A.	Audit Committee Financial Expert

The Board has determined that, Thomas O’Neill is the Audit Committee Financial Expert and meets the required criteria for this position.

Item 16B.	Code of Ethics

The Audit Committee adopted a Code of Ethics on April 15, 2004 that applies to the Chief Executive Officer, Chief Financial Officer and other senior financial officers. A copy of the Code of Ethics is available upon request and may be requested from the Corporate Secretary by means of a written request to:

Corporate Secretary of Adecco SA

c/o Adecco management & consulting SA

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

Item 16C.	Principal Accountant Fees and Services

For the fiscal year 2004, the total fee estimated as of April 30, 2005 for the Group audit of the Company and for the statutory audits of the Company’s subsidiaries amounted to EUR 18.7.

For the fiscal year 2004, additional fees of EUR 0.7 were charged for:

•	audit related services EUR 0.6, such as consultation on accounting issues and financial due diligence on potential acquisitions;

•	tax consultations EUR 0.1, as tax compliance, tax advice, and tax planning services; and,

•	other services were not significant.

For the fiscal year 2003, the total fee for the Group audit of the Company and for the statutory audits of the Company’s subsidiaries amounted to EUR 43.

For the fiscal year 2003, additional fees of EUR 0.7 were charged for:

•	audit related services EUR 0.3, such as consultation on accounting issues and financial due diligence on potential acquisitions;

•	tax consultations EUR 0.3, as tax compliance, tax advice, and tax planning services; and,

•	other services EUR 0.1.

The Audit Committee has adopted an audit and non-audit services pre-approval policy, which applies to the Company’s primary external auditors and any other firm serving as an auditor to any entities in the Company. The Audit Committee is required to approve in advance (“pre-approve”) the audit and non-audit services performed by the Company’s independent auditor in order to assure that the provision of such services does not impair the auditor’s independence from the Company. The Chairman of the Audit Committee shall have pre-approval authority in urgent cases. The Audit Committee may delegate pre-approval authority to one or more of its other members. The Chairman or any other such member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Afiliated Purchasers

Period	Number of Shares Purchased[1]	Average Price Paid
		CHF	EUR[2]
December 1 – December 31, 2004	11,564	56.73	36.69

1	There were no publicly announced share buy back plans or programs during fiscal year 2004. During 2004, the Company bought back shares only during the month of December 2004. These shares were purchased in open-market transactions.

2	Shares are purchased in Swiss francs and translated to Euros at the average applicable rate.

Shares purchased but not cancelled are held as treasury stock and may be sold back to the market.

PART III

Item 17.	FINANCIAL STATEMENTS

Not Applicable.

Item 18.	FINANCIAL STATEMENTS

(a)	See pages 75 and F-1 through F-33 incorporated herein by reference.

(b)	Schedule II – Valuation and qualifying accounts page F-34.

Item 19.	EXHIBITS

EXHIBIT No.	Description

1.1(a)	Statutes of Adecco S.A. (in French), as amended on June 29, 2004 (share information updated as of March 29, 2005).

1.1(b)	Unofficial translation of the (Statutes) Articles of Incorporation of Adecco S.A. (in English), as amended on June 29, 2004 (share information updated as of March 29, 2005).

2.1*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.2*	Specimen of certificates representing Adecco S.A. ADSs (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.3*	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999 (incorporated herein by reference to the Company’s Amendment No. 4 to Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 9, 2000 (File No. 33-88597)).

2.3.1*	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999 (incorporated herein by reference to Exhibit (a)(2) to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6, as filed with the Securities and Exchange Commission on April 12, 2001 (File No. 33-85256)).

4.1*	Paying and Conversion Agency Agreement, dated November 25, 1999, between Meridian B.V., as Issuer, and Adecco S.A., as Guarantor, of 360,000,000 1.50% Guaranteed Convertible Notes due 2004 (incorporated herein by reference to Exhibit 3.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

4.2*	Indenture dated March 15, 1996 between Olsten Corporation and First Union National Bank, as Trustee, relating to Olsten’s 7% Senior Notes due 2006 (incorporated herein by reference to Exhibit 3.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

4.3*	Bond Purchase and Paying Agency Agreement for 4% Bonds 1997-2005 of CHF 300 million, dated June 27, 1997, between Adecco S.A., as Borrower, and Swiss Bank Corporation acting through SBC Warburg, acting on behalf of syndicate bank underwriters (incorporated herein by reference to Exhibit 3.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 1998 (File No. 0-25004)).

4.4*	Offering Circular, dated March 13, 2001, of Adecco Financial Services (Bermuda) Ltd., for EUR 400,000,000 6% Guaranteed Notes due 2006 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 25, 2001 (File No. 0-25004)).

4.5*	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, among Adecco S.A. and Adecco Coordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000 (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 24, 2003 (File No. 0-25004)).

EXHIBIT No.	Description

4.6*	Bond Purchase Agreement for CHF 900 million Zero Coupon Convertible Bonds due 2013, dated August 19, 2003, between Adecco Financial Services (Bermuda) Ltd. (as issuer), Adecco S.A. (as guarantor), and Credit Suisse First Boston, Goldman, Sachs & Co. Bank, Société Générale and BNP Paribas (as managers). (incorporated herein by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 0-25004)).

4.7	Employment Agreement between Adecco management & consulting SA and Jérôme Caille, Chief Executive Officer, dated October 18, 2002.

4.8	Employment Agreement between Adecco management & consulting SA and James (Jim) W. Fredholm, Chief Financial Officer, dated April 6, 2004.

4.9	Employment Agreement between Adecco management & consulting SA and Jean-Manuel Bullukian, President Ajilon worldwide, dated December 20, 2004.

4.10	Employment Agreement between Adecco management & consulting SA and Ekkehard Kuppel, President and COO of Career Services division (LHH worldwide), dated January 28, 2005.

4.11	Summary of Key Employment Terms between Adecco management & consulting SA and Sergio Picarelli, President of Adecco Staffing division, commencing January 1, 2005.

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Jérôme Caille

12.2	Section 302 Certification of Jim Fredholm

13.1	Certification of Jérôme Caille pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Jim Fredholm pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Ernst & Young AG

*	Previously filed and incorporated herein by reference.

The total amount of long-term debt securities of the Company authorised under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of the Company on a consolidated basis. The Company agrees to furnish copies of any and all of these instruments to the Commission upon request.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Adecco S.A.

We have audited the accompanying consolidated balance sheets of Adecco S.A. (“Adecco Group”) as of January 2, 2005 and December 28, 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 2, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adecco S.A. at January 2, 2005 and December 28, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 2, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2003 Adecco S.A. changed its method of accounting for stock-based employee compensation and its method of accounting for asset retirement obligations.

/s/ ERNST & YOUNG AG

Zurich, Switzerland

April 11, 2005

Adecco Group – Consolidated balance sheets

In millions, except share and per share information

As of (in EUR)	2. 1. 2005	28. 12. 2003
Assets
Current assets:
– Cash and cash equivalents	879	565
– Short-term investments	324	403
– Trade accounts receivable, net	3,149	2,947
– Other current assets	260	308
– Current assets from discontinued operations		14

Total current assets	4,612	4,237

Property, equipment, and leasehold improvements, net	261	327
Other assets	364	448
Intangibles, net	8	3
Goodwill	1,196	1,241
Other assets from discontinued operations		60

Total assets	6,441	6,316

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses:
– Accounts payable	152	131
– Accrued salaries and wages	758	714
– Accrued payroll taxes and employee benefits	764	632
– Accrued sales and value added taxes	487	435
– Accrued income taxes	341	299
– Other accrued expenses	523	561
– Total accounts payable and accrued expenses	3,025	2,772
– Short-term debt and current maturities of long-term debt	230	377
– Current liabilities from discontinued operations		12

Total current liabilities	3,255	3,161

Long-term debt, less current maturities	1,272	1,479
Other liabilities	139	125
Other liabilities from discontinued operations		4

Total liabilities	4,666	4,769

Minority interests	2

Shareholders’ equity
Common shares	116	116
Additional paid-in capital	2,026	1,993
Treasury stock, at cost	(1)	(5)
Accumulated deficit	(356)	(602)
Accumulated other comprehensive income/(loss), net	(12)	45

Total shareholders’ equity	1,773	1,547

Total liabilities and shareholders’ equity	6,441	6,316

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group – Consolidated statements of operations

In millions, except share and per share information

For the fiscal years (in EUR)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
Revenues	17,239	16,226	17,085
Direct costs of services	(14,365)	(13,469)	(14,046)

Gross margin	2,874	2,757	3,039
Selling, general and administrative expenses	(2,343)	(2,242)	(2,581)
Amortisation of intangibles	(1)	(6)	(4)

Operating income	530	509	454

Interest expense	(62)	(70)	(100)
Interest income and other non-operating expenses, net	8		(7)

Income before income taxes, discontinued operations, and cumulative effect of change in accounting principle	476	439	347
Provision for income taxes	(174)	(128)	(97)

Income from continuing operations and before cumulative effect of change in accounting principle	302	311	250
Income/(loss) from discontinued operations	30	(3)	(8)
Cumulative effect of change in accounting principle, net of tax		(3)

Net income	332	305	242

Basic earnings per share data:
– Continuing operations	1.61	1.66	1.34
– Discontinued operations	0.16	(0.01)	(0.04)
– Cumulative effect of change in accounting principle		(0.02)

Basic earnings per share	1.77	1.63	1.30
Basic weighted-average shares	187,074,416	186,744,214	186,527,178

Diluted earnings per share data:
– Continuing operations	1.54	1.63	1.32
– Discontinued operations	0.15	(0.01)	(0.04)
– Cumulative effect of change in accounting principle		(0.01)

Diluted earnings per share	1.69	1.61	1.28
Diluted weighted-average shares	201,328,174	195,777,267	193,469,123

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group – Consolidated statements of changes in shareholders’ equity

In millions, except share and per share information

In EUR	Common shares	Additional paid-in capital	Treasury stock, at cost	Accumulated deficit	Accumulated other comprehensive income/ (loss), net	Total shareholders’ equity
December 31, 2001	115	1,959	(6)	(946)	84	1,206

Comprehensive income:
Net income				242		242
Other comprehensive income/(loss), net of tax:
– Currency translation adjustment					16	16
– Unrealised gain/(loss) on cash flow hedging activities					(10)	(10)
– Minimum pension liability adjustment					(7)	(7)
Total comprehensive income						241
Stock-based compensation		5				5
Common stock options exercised	1	14				15
Cash dividends, CHF 1.00 per share				(128)		(128)

December 29, 2002	116	1,978	(6)	(832)	83	1,339

Comprehensive income:
Net income				305		305
Other comprehensive income/(loss), net of tax:
– Currency translation adjustment					(41)	(41)
– Unrealised gain/(loss) on cash flow hedging activities					3	3
– Minimum pension liability adjustment					(2)	(2)
– Changes in available-for-sale securities					2	2
Total comprehensive income						267
Stock-based compensation		6				6
Common stock options exercised		9				9
Treasury stock transactions			1			1
Cash dividends, CHF 0.60 per share				(75)		(75)

December 28, 2003	116	1,993	(5)	(602)	45	1,547

Comprehensive income:
Net income				332		332
Other comprehensive income/(loss), net of tax:
– Currency translation adjustment					(57)	(57)
– Unrealised gain/(loss) on cash flow hedging activities					3	3
– Minimum pension liability adjustment					(5)	(5)
– Changes in available-for-sale securities					2	2
Total comprehensive income						275
Stock-based compensation		25				25
Common stock options exercised		7				7
Treasury stock transactions		1	4			5
Cash dividends, CHF 0.70 per share				(86)		(86)

January 2, 2005	116	2,026	(1)	(356)	(12)	1,773

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group – Consolidated statements of cash flows

In millions, except share and per share information

For the fiscal years (in EUR)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
Cash flows from operating activities of continuing operations
Net income	332	305	242

Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
– (Income)/loss from discontinued operations	(30)	3	8
– Depreciation and amortisation	120	142	148
– Bad debt expense	25	44	89
– Stock-based compensation	20	6	5
– Deferred tax provision/(benefit)	(3)	65	(34)
– Other charges	14	25	7

Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable, including sold receivables	(281)	(219)	1
– Accounts payable and accrued expenses	318	94	(3)
– Other assets and liabilities	27	(12)	(21)

Cash flows from operating activities of continuing operations	542	453	442

Cash flows from investing activities of continuing operations
Capital expenditures	(68)	(54)	(104)
Proceeds from sale of property and equipment	1	2	4
Purchase of jobpilot, net of cash acquired of EUR 12			(60)
Purchase of available-for-sale securities	(84)	(178)	(1)
Purchase of term deposits	(84)	(225)
Proceeds from sale of available-for-sale securities	82
Proceeds from sale of term deposits	196
Cash settlements on derivative instruments	93	31
Other acquisition and investing activities, net	(23)	(8)	(20)

Cash flows from/(used in) investing activities of continuing operations	113	(432)	(181)

Cash flows from financing activities of continuing operations
Net increase/(decrease) in short-term debt	(11)	(167)	(425)
Borrowings on long-term debt, net of issuance costs		580	393
Repayment of long-term debt	(336)	(74)	(365)
Dividends paid to shareholders	(86)	(75)	(128)
Common stock options exercised	7	9	15
Cash settlements on derivative instruments	14	76	97
Other financing activities	5	8	6

Cash flows from/(used in) financing activities of continuing operations	(407)	357	(407)

Net proceeds from sale of discontinued operations	64

Effect of exchange rate changes on cash	2	(21)	(19)

Net increase/(decrease) in cash and cash equivalents	314	357	(165)

Cash and cash equivalents:
– Beginning of year	565	208	373
– End of year	879	565	208

Supplemental disclosures of cash paid
Cash paid for interest	49	63	78
Cash paid for income taxes	117	134	166

Supplemental disclosures of non-cash investing activities
Stock received in the sale of jobpilot	24
Asset retirement obligations	(3)	12

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 1 – The business and summary of significant accounting policies

Business

The consolidated financial statements include Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities (collectively, the “Company”). The Company’s principal business is providing personnel services to companies and industries worldwide. The Company currently provides its services through its three divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. The Adecco Staffing division provides flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical, and telecommunications sectors. The Ajilon Professional division offers specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance and accounting, engineering, and high-end clerical support. The LHH Career Services division provides outplacement and career counselling to employees in transition, together with leadership development and organisational consulting. The Company provides these services to businesses located throughout North America, Europe, Asia Pacific, Latin America, and Africa.

Prior to the sale of jobpilot GmbH and subsidiaries (“jobpilot”), the Company provided services through a fourth division: e-HR Services & Others, which provided online recruitment advertising. On April 22, 2004, the jobpilot operations were sold, and, accordingly the operating results, assets and liabilities and cash flows related to jobpilot have been reclassified as discontinued operations in the consolidated financial statements.

Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the provisions of Swiss law. The Company’s fiscal year ends on the Sunday nearest to December 31. For 2004, the Company’s fiscal year contained 53 weeks and ended on January 2, 2005, whereas for 2003 and 2002 it contained 52 weeks each and ended on December 28, 2003, and December 29, 2002, respectively.

Reporting currency

The reporting currency of the Company is the Euro, which reflects the significance of the Company’s Euro-denominated operations. Adecco S.A.’s share capital is denominated in Swiss francs, and the Company declares and pays dividends in Swiss francs. The Swiss franc is the currency of stock option grants since it is the functional currency of the parent company, Adecco S.A.

Foreign currency translation

The Company’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information is translated from the applicable functional currency to the Euro, the reporting currency, for inclusion in the Company’s consolidated financial statements. Income, expenses and cash flows are translated at average exchange rates prevailing during the fiscal year and assets and liabilities are translated at fiscal year-end exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity. Business transactions denominated in foreign currencies are recorded in the statements of operations at the approximate rate applicable on the date of the transaction or the monthly average rate. The functional currency of the parent company, Adecco S.A., is the Swiss franc.

Principles of consolidation

The consolidated financial statements represent the consolidation of the accounts of Adecco S.A. and its majority-owned subsidiaries and entities where the Company has been determined to be the primary beneficiary under the Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities an interpretation of ARB No. 51”. The Company records investments in affiliates in which it is able to exercise significant influence using the equity method of accounting. Other investments in which the Company is not able to exercise significant influence, generally representing an ownership of less than 20%, are recorded at cost. The accounting policy for other investments is also described within short-term investments. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, assumptions, and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to allowance for doubtful accounts, accruals and provisions, impairment of goodwill, contingencies, and income taxes. The Company bases its estimates on historical experience and on various other market specific assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from those estimates.

The French government has instituted various social programs, including the 35-hour work week agreement that was introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Company establishes provisions to cover the risk of non-compliance with this agreement. The results of audits by local authorities, expiration of the statutes of limitation, and better historical information led to a change in estimate that resulted in a reduction of provisions of EUR 51 in 2004 and EUR 94 in 2003, which has been included in the determination of 2004 and 2003 operating income in the accompanying consolidated statements of operations. These decreases resulted in an increase to 2004 basic and diluted earnings per share, net of tax, of EUR 0.18 and EUR 0.17, respectively, and an increase to 2003 basic and diluted earnings per share, net of tax, of EUR 0.32 and EUR 0.31, respectively.

Recognition of revenues

The Company generates revenues from sales of temporary staffing services, permanent placement services, outsourcing services, outplacement services, and other personnel services. Revenues are recognised on the accrual basis. Allowances are established for estimated discounts, rebates, and other adjustments.

Revenues related to temporary staffing services are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service.

Revenues related to permanent placement services are recognised at the time the candidate begins full-time employment, and an allowance is established for non-fulfilment of permanent placement obligations.

Revenues related to outsourcing services and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service.

The Company presents revenues and the related direct costs of services in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”(“EITF Issue No. 99-19”). EITF Issue No. 99-19 requires the Company to present gross revenues and gross direct costs for sales arrangements in which the Company acts as a principal in the transaction and has risks and rewards of ownership (such as the obligation to pay temporary personnel and the risk of loss for collection and performance or pricing adjustments). Under arrangements where the Company subcontracts to others, the revenues are reported on a net basis.

Marketing costs

Advertising and marketing costs totalled EUR 92, EUR 82 and EUR 102, in 2004, 2003 and 2002, respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Stock-based compensation

The Company utilises the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Com-pensation”(“SFAS No. 123”). Upon adoption of SFAS No. 123 at the beginning of 2003, the Company elected to use the prospective method to recognise stock-based compensation expense in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure”. Accordingly, the Company will continue to use the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for employee stock options granted prior to 2003 until the adoption of the revised SFAS No. 123, “Share-Based Payment” (“SFAS No. 123(R)”). Stock options are generally awarded to employees with exercise prices that are equal to the market price of the Company’s stock on the date of grant. For employee stock options issued under APB No. 25 prior to the adoption of SFAS No. 123, the Company generally did not record compensation expense for such options except, for example, in circumstances when a modification to the outstanding option was made which required a new measurement date.

Had compensation expense for the Company’s stock-based compensation plans, which were accounted for in accordance with APB No. 25, been determined based on the fair value method at the grant dates for awards under those plans consistent with SFAS No. 123, the Company’s pro forma net income and earnings per share would have changed as follows:

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

In EUR	2004	2003	2002
Net income, as reported	332	305	242
Stock-based employee compensation expense included in reported net income, net of tax	20	6	5
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(54)	(59)	(63)
Pro forma net income	298	252	184
Basic earnings per share:
– As reported	1.77	1.63	1.30
– Pro forma	1.59	1.35	0.98
Diluted earnings per share:
– As reported	1.69	1.61	1.28
– Pro forma	1.52	1.34	0.98

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2004	2003	2002
Expected lives (in years)	6.5	5.7	5.5
Risk-free interest rate	2.48%	2.05%	2.00%
Expected volatility	48%	49%	46%
Expected dividend yields	1%	1%	1%

The weighted-average fair value of options granted in 2004, 2003, and 2002, was CHF 26 (EUR 17), CHF 33 (EUR 22) and CHF 22 (EUR 15) per share, respectively. In 2004, all options granted were granted above the market price. In 2003 and 2002, all stock options were granted at the market price on the date of grant.

The Black-Scholes valuation model is used to determine the fair value of options in accordance with U.S. GAAP. Management believes that this model appropriately approximates the fair value of the stock option. The fair value of the option award as calculated using the Black-Scholes model is expensed for non-tradable stock options on a straight-line basis and for tradable stock options on an accelerated basis over the service period, which is consistent with the vesting period.

Cash equivalents

Cash equivalents consist of highly liquid instruments having an original maturity, at the date of purchase, of three months or less.

Short-term investments

Short-term investments consist mainly of short and medium-term bank deposits, investments in debt and equity securities, and investment funds. The Company classifies its investments in debt securities, equity securities with quoted market prices, and investment funds as available-for-sale securities. Available-for-sale securities are carried at fair value with unrealised gains and losses reported as components of accumulated other comprehensive income/(loss), net, in shareholders’ equity. However, for the portion of the security that is being hedged under a fair value hedge, the unrealised gains and losses are reported as a component of interest income and other non-operating expense, net, in the accompanying consolidated statements of operations. Impairment is recorded for declines in fair value below the original cost of an individual investment that are deemed to be other-than-temporary. The Company judges whether a decline in value is temporary based on the length of time that fair market value has been below original cost combined with the severity of the decline.

Trade accounts receivable

Trade accounts receivable are recorded at net realisable value after deducting an allowance for doubtful accounts. The Company determines the allowance for doubtful accounts based upon historical write-off experience, the current aging of accounts receivable, and customer specific credit risk factors. Where available and when cost effective, the Company utilises credit insurance. Accounts receivable balances are written off when the Company determines that it is unlikely that future remittances will be received, or as permitted by local law. The Company accounts for the securitisation of trade accounts receivable in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”(“SFAS No. 140”). As further described in Note 5, there were no securitised receivables as of January 2, 2005.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Capitalised costs for internal-use software

The Company capitalises internal-use software development costs in accordance with the provisions of the AICPA’s Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”(“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalised. Application development stage costs generally include software configuration, coding, installation, and testing. Costs incurred for maintenance, testing minor upgrades, and enhancements are expensed as incurred. Capitalised internal-use software development costs are included in property, equipment, and leasehold improvements. Capitalised costs are amortised on a straight-line basis over their estimated life commencing when the software is placed into service, typically ranging from three to five years.

Property, equipment, and leasehold improvements

Property and equipment are carried at historical cost and are depreciated on a straight-line basis over the estimated useful lives (three to ten years for furniture, fixtures, and office equipment; three to five years for computer equipment and software; and twenty to forty years for buildings). Leasehold improvements are stated at cost and amortised over the shorter of the lease term or the useful life of the improvement. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired less liabilities assumed. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”(“SFAS No. 142”) at the beginning of fiscal year 2002, goodwill and indefinite-lived intangible assets are no longer amortised; rather the carrying value of goodwill and indefinite-lived intangible assets is reviewed annually for impairment on a reporting unit level using a two-step impairment test. In the first step, the carrying value of the net assets related to the reporting unit is compared with the fair value of the reporting unit. Fair value is determined using either a discounted cash flow model or by comparison to market multiples. If the fair value of net assets exceeds their carrying value, goodwill and indefinite-lived intangible assets are not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of the net assets, step two of the impairment test is performed to measure the amount of impairment. In step two, the fair value of all assets and liabilities related to the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is compared with the fair value of the reporting unit and the excess, if any, is considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, the excess is recorded as an impairment loss in operating income. The Company performed its annual impairment testing in 2004, 2003, and 2002, and determined there to be no impairment.

Definite-lived intangible assets

In accordance with SFAS No. 142, purchased identifiable intangible assets are capitalised at fair value as of the acquisition date. Intangible assets with definite lives are amortised on a straight-line basis over the estimated period in which benefits will be received, which range from two to five years.

Impairment of long-lived assets including definite-lived intangible assets

The Company evaluates long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In such circumstances, the Company calculates the undiscounted future cash flows expected to be generated by the asset and compares that amount to the asset’s carrying amount. If the undiscounted cash flows are less than the asset’s carrying amount the asset is written down to its fair value and an impairment charge is recorded in operating income. In 2004, 2003, and 2002, no significant impairment charges related to long-lived assets, including definite-lived intangible assets, were recorded.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Current liabilities and assets are recognised for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including the future tax benefit of existing net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law. While management believes that its judgments and estimates regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Significant estimates are required in determining income tax expense and benefits. Various internal and external factors may have favourable or unfavourable effects on the future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits, and changes in overall levels of pre-tax earnings.

Furthermore, the Company operates within multiple tax jurisdictions and has exposures related to tax filings in the ordinary course of business within those jurisdictions. At any given time, the Company is undergoing tax audits in several tax jurisdictions covering multiple years. The Company periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Company has recorded its best estimate of the tax liability, including related interest charges, in its consolidated financial statements. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws, both legislated and concluded through the various jurisdictions’ court systems. While management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. The Company expects the completion of certain tax audits in the near term. However, based on current available information, it is not possible at this time to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax liabilities. The Company has recorded certain tax liabilities in conjunction with business combinations, increasing the excess purchase price, and thus goodwill, by the same amount. Subsequent changes to these liabilities are recorded as an adjustment to goodwill.

Earnings per share

In accordance with SFAS No. 128, “Earnings Per Share”(“SFAS No. 128”), basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average common shares outstanding for the fiscal year. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities, such as stock options or convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that would share in net income.

Financial instruments

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), all derivative instruments are initially recorded at cost as either other current assets or other assets or other accrued expenses or other liabilities in the accompanying consolidated balance sheets and subsequently re-measured to fair value, regardless of the purpose or intent for holding the derivative instruments. The method of recognising the resulting gain or loss is dependent on whether the derivative instruments contract is designated to hedge a specific risk and qualifies for hedge accounting. The Company designates derivative instruments, which qualify as hedges for accounting purposes, as (a) a hedge of the fair value of a recognised asset or liability (fair value hedge), (b) a hedge of a forecasted transaction, firm commitment, or recognised liability (cash flow hedge), or (c) a hedge of a net investment. When a derivative instrument is designated as a hedging instrument, the Company formally documents the relationship between the derivative instrument and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the method that will be used to measure and assess the effectiveness of the hedge. A hedge is considered effective if, at inception and during its life, the Company can expect the derivative instrument to offset changes in the fair value, cash flows, or net investment on the hedged item within a range of 80–125%, and this is supported by actual results. The amount by which the derivative instrument does not fully offset either the changes in cash flows or fair value on the hedged item is called hedge ineffectiveness and recognised immediately in earnings, as are any gains and losses on the derivative instrument that are excluded from the assessment of hedge effectiveness. The Company terminates hedge accounting if it is determined that the hedge is no longer effective, the derivative is sold or exercised, or the hedged item is sold or repaid.

For derivative instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative instruments as well as the changes in the fair value of the hedged item attributable to the hedged risk, are recognised within the same line item in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheets. If a fair value hedge is terminated, the changes in fair value booked as an adjustment to the carrying amount of the hedge item are amortised to earnings over the remaining life of the derivative instrument, unless it has been sold, in which case the adjustment is recognised immediately in earnings.

For derivative instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative instruments are initially recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. In the fiscal years when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from shareholders’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative instruments is immediately recognised in earnings within foreign exchange gains and losses. If a cash flow hedge is terminated and the originally hedged items are still considered probable of occurring, the gains and losses initially recognised in shareholders’ equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items are no longer probable of occurring, amounts recognised in shareholders’ equity are immediately transferred to earnings.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

For derivative instruments designated and qualifying as net investment hedges, changes in the fair value of the derivative instruments are recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity to the extent they are considered effective. These gains or losses will remain in equity until the related net investment is sold or otherwise disposed.

The Company has designated certain foreign currency contracts related to subsidiary funding and external debt as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flows from financing activities.

For derivative instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative instruments are recognised in interest income and other non-operating expenses, net, within the accompanying statements of operations. Any cash flow impact on settlement of these contracts is classified as cash flows from investing activities.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of Accounting Research Bulletin No. 51” (the “Interpretation” or “FIN 46”). FIN 46 requires the consolidation of variable interest entities (“VIE”) in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities were generally consolidated by an enterprise that had a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued a revision of the Interpretation (“FIN 46R”), which codifies both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supersedes the original Interpretation to include: (1) deferring the effective date of the Interpretation’s provisions for certain variable interests, (2) providing additional scope exceptions for certain other variable interests, (3) clarifying the impact of troubled debt restructurings on the requirement to reconsider (a) whether an entity is a VIE or (b) which party is the primary beneficiary of a VIE, and (4) revising Appendix B of the original Interpretation to provide additional guidance on what constitutes a variable interest. FIN 46R was required to be applied in the preparation of financial statements of public entities that have interests in special purpose entities for periods ending after December 15, 2003, and for all other types of variable interest entities in financial statements for periods ending after March 15, 2004.

In December 2003, the Company entered into certain credit-linked note agreements. Such credit-linked notes were issued by a variable interest entity (“the issuer”), and are secured and collateralised by corporate debt securities held by the issuer. The coupon on the notes is linked to the credit quality of obligations of third parties, through an embedded credit default swap, and to the interest rates (see Note 13). The Company has determined that it is the primary beneficiary of a portion, sometimes referred to as a “silo”, of the issuer. As a result, the assets and liabilities of the silo are fully consolidated by the Company. As of January 2, 2005, and December 28, 2003, the value of the available-for-sale securities underlying the credit-linked notes reported in the accompanying consolidated balance sheets was EUR 48, for both years. The values of the liabilities related to credit derivatives and cross-currency interest rate swaps entered into by the silo were not significant. The silo’s only obligations, other than the valuation of these derivatives, are to pay the Company for the credit-linked notes, which are eliminated in consolidation. The creditors of the issuer have no recourse to the Company. In January 2005 at maturity, these credit-linked notes were repaid by the issuer with no significant impact on the results of operations of the Company.

Prior to January 2003, the Company established several Rabbi trusts held on behalf of three former executives. It was determined that these trusts are variable interest entities, in which the Company is the primary beneficiary, and are therefore subject to consolidation by the Company. The adoption of FIN 46R for entities created before January 2003 on March 15, 2004, did not materially change the accounting treatment for these trusts.

Asset retirement obligations

The Company accounts for asset retirement obligations (“ARO”) in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Accordingly, AROs associated with the retirement of a tangible long-lived asset are recorded as liabilities in the earlier of the period when incurred or the period in which the amount of obligation is reasonably estimable, with an associated increase in the carrying amount of the long-lived asset. The cost of the tangible asset, which in the case of the Company, is typically a leasehold improvement, along with the initially recognised asset retirement cost, is depreciated over the estimated life of the asset. The ARO is recorded at fair value, and accretion expense is recognised over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The adoption of SFAS No. 143, as of the first day of 2003, resulted in a cumulative adjustment, net of tax of EUR 3, recorded as cumulative effect of change in accounting principle in the accompanying consolidated statements of operations.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Accounting for costs associated with exit or disposal activities

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). When termination arrangements require employees to render services beyond a “minimum retention period”, liabilities associated with employee termination benefits are recorded as employees render services over the future service period. Otherwise, liabilities associated with employee termination benefits are recorded at the point when management has taken a decision to terminate a specific group of employees, the employees have been notified of the decision, and the type and amount of benefits to be received by the employees is known. Liabilities for contract termination and other exit costs are recognised and measured initially at fair value but only recorded when a contract is formally terminated in accordance with the contract term, or the Company ceases using the right conveyed by the contract. The Company adopted SFAS No. 146 as of the first day of fiscal year 2003. The adoption of the new standard did not have a material impact on the Company’s consolidated results, financial position, or cash flows.

New accounting standards

In December 2004, the FASB issued a revision to SFAS No. 123, which will become effective for the Company in the third quarter of 2005. The Company adopted the fair-value-based method of accounting for stock-based compensation effective the first day of 2003, using the “prospective method” described in FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS No. 123(R). The Company plans to adopt SFAS No. 123(R) using the “modified prospective method”. The Company expects this method to increase compensation expense related to stock options granted prior to 2003 and estimates the impact to be EUR 7 for the second half of 2005 and EUR 3 for 2006. SFAS No. 123(R) also requires that the benefits of tax deductions in excess of recognised compensation expense be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate those amounts in the future (because they depend on, among other things, when employees exercise stock options), no significant amounts of operating cash flows from tax benefits were recognised in 2004, 2003 and 2002, respectively. On March 29, 2005, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”), to address the application of SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the Securities and Exchange Commission staff’s views about the valuation of share-based payment arrangements and other specific areas.

Presentation and reclassifications

Certain reclassifications have been made to prior year amounts or balances in order to conform to the current year presentation primarily related to income taxes.

Other disclosures required by Swiss law

In EUR	2. 1. 2005	28. 12. 2003
Balance sheets
Prepayments and accrued income	35	41
Non-current assets	1,829	2,018
Accruals and deferred income	2,863	2,623
Pension liabilities, non-current	30	22

In EUR	2004	2003
Statements of operations
Personnel expenses	1,446	1,424

The fire insurance value of the property, equipment and leasehold improvements amounts to EUR 690 and EUR 706 as of January 2, 2005, and December 28, 2003, respectively.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 2 – Acquisitions

During 2004, the Company completed several minor acquisitions for aggregate consideration of EUR 28, of which EUR 23 was paid in cash and the remaining EUR 5 was contingent consideration for which the amount of payment was known beyond a reasonable doubt as of January 2, 2005. No common stock was issued in any of the transactions. The Company does not consider these acquisition transactions to be material, individually or in the aggregate, to its consolidated balance sheets or results of operations. The following table illustrates the aggregate impact of the acquisitions:

In EUR	2004
Net tangible assets acquired	7
Identified intangibles	6
Goodwill	17
Deferred tax liability	(2)

Total consideration	28

There were no significant acquisitions completed during 2003.

Note 3 – Discontinued operations

Discontinued operations are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. On April 22, 2004, the Company sold its holding in jobpilot to a subsidiary of Monster Worldwide Inc.(“Monster”) for a sales price of EUR 88. The sales price was paid partially in cash amounting to EUR 64 and partially through the issuance of one million shares of Monster stock, which had a fair value on the date of sale of EUR 24. Management decided to sell jobpilot as it was no longer considered strategically relevant to the core business. The jobpilot operations were included in the Company’s e-HR Services & Others operating segment.

Income from discontinued operations recorded in 2004 consists of an after-tax gain on disposal of EUR 31, before deducting transaction costs and the loss for the four months ended April 2004 of EUR 1. Goodwill of EUR 42 was included in the computation of the gain on disposal. The Company allocates interest to discontinued operations based on actual debt held by the discontinued operations. Based on this criteria, no interest expense was allocated to jobpilot.

Revenues from discontinued operations were EUR 9, EUR 24 and EUR 13 for the four months ended April 2004, the twelve months ended December 2003, and the eight months ended December 2002, respectively.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 4 – Short-term investments

The fair values of the Company’s short-term investments, by classification, as of January 2, 2005, and December 28, 2003, are as follows:

In EUR	2. 1. 2005			28. 12. 2003
	Cost	Gross unrealised gains	Estimated fair value	Cost	Gross unrealised gains	Estimated fair value
Funds	132	2	134	108		108
Debt Securities	48		48	68	1	69
Equity Securities	25	1	26	1		1

Total available-for-sale securities	205	3	208	177	1	178
Total term deposits	116		116	225		225

Total short-term investments	321	3	324	402	1	403

Funds consist of investments in shares of publicly traded investment funds, which have primarily debt securities as their underlying assets. As of January 2, 2005, debt securities consist primarily of investments in corporate bonds and all mature within 12 months. Equity securities are primarily investments in common shares of public companies.

The estimated fair values are based on quoted market prices. These estimated fair values may not be representative of actual values of the financial instruments that will be realised in the future. There were no significant investments in an unrealised loss position as of January 2, 2005 and December 28, 2003.

Proceeds from sales or maturities of available-for-sale and other securities were EUR 278 in 2004. The gross realised gains totalled EUR 2 and realised losses were not significant in 2004. The specific identification method is used to account for gains and losses on available-for-sale securities.

No significant impairment charges relating to other-than-temporary declines in market value were recorded in 2004. In 2003, the Company recorded an impairment relating to other-than-temporary declines in market value of EUR 1.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 5 – Trade accounts receivable

In EUR	2. 1. 2005	28. 12. 2003
Trade accounts receivable	3,284	3,072
Allowance for doubtful accounts	(135)	(125)

Trade accounts receivable, net	3,149	2,947

In March 2000, the Company entered into a securitisation agreement with a multi-seller conduit (the “conduit”) administered by an independent financial institution. The terms of the agreement allowed periodic transfers of undivided percentage ownership interests in a revolving pool of the U.K. trade receivables. Under the terms of the agreement, the Company could transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit had to purchase from the SPE an undivided ownership interest of up to British pounds (or “GBP”) 65 (EUR 93), of those receivables. The SPE was structured to be separate from the Company, but was wholly-owned and consolidated by the Company. The percentage ownership interest in receivables purchased by the conduit could increase or decrease over time, depending on the characteristics of the SPE’s receivables. The Company serviced the receivables transferred to the conduit and received a servicing fee. In May 2004, the Company repaid the outstanding balance of accounts receivable of EUR 37 and terminated the external financing of the securitisation agreement.

Until May 2004, the Company accounted for its sale of undivided interests in receivables to the conduit as sales under SFAS No. 140. As of December 28, 2003, the Company, through the consolidated SPE sold GBP 36 (EUR 51) of undivided interest to the conduit. Retained interest of GBP 11 (EUR 16) is recorded as a long-term receivable as of December 28, 2003. These retained interests represent the portion of the sold receivables for which the Company has not yet received cash from the conduit. Retained interests were initially measured at fair value, which the Company believes approximates historical carrying value, and subsequently measured based on periodic evaluation of collections and delinquencies. Given the short-term, lower-risk nature of the securitised assets, market movements in foreign currency rates would not significantly impact the carrying value of the Company’s retained interests. The Company recorded an expense in selling, general, and administrative expenses, which represents a loss on sale and various securitisation fees, of GBP 1 (EUR 1), GBP 1 (EUR 2), and GBP 2 (EUR 3) on sale of the receivables to the conduit during 2004, 2003, and 2002, respectively.

During 2004, 2003, and 2002, the cash flows between the Company and the conduit were EUR 51, EUR 26, and EUR 25, respectively.

Note 6 – Property, equipment, and leasehold improvements

In EUR	2. 1. 2005	28. 12. 2003
Land and buildings	48	50
Furniture, fixtures and office equipment	125	130
Computer equipment and software	525	500
Leasehold improvements	188	185

Property, equipment, and leasehold improvements, gross	886	865
Accumulated depreciation	(625)	(538)

Property, equipment, and leasehold improvements, net	261	327

Depreciation expense was EUR 119, EUR 136, and EUR 144 for 2004, 2003, and 2002, respectively.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 7 – Goodwill and intangibles

The changes in the carrying amount of goodwill for the years ended January 2, 2005, and December 28, 2003, are as follows:

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Total
December 30, 2002	894	506	20	1,420
Goodwill acquired during year		4	1	5
Other changes	(13)			(13)
Currency translation adjustment	(119)	(49)	(3)	(171)

December 28, 2003	762	461	18	1,241

Goodwill acquired during year	10	7		17
Other changes		(1)		(1)
Currency translation adjustment	(50)	(9)	(2)	(61)

January 2, 2005	722	458	16	1,196

The carrying amount of other intangible assets at January 2, 2005, and December 28, 2003, are as follows:

	2. 1. 2005		28. 12. 2003
In EUR	Gross carrying amount	Accumulated amortisation	Gross carrying amount	Accumulated amortisation
Intangibles:
Marketing (Trademarks)	14	(13)	13	(12)
Customer base	8	(4)	5	(4)
Contract	2
Other	3	(2)	3	(2)

Total intangibles	27	(19)	21	(18)

None of the intangible assets have a residual value. The estimated aggregate amortisation expense related to definite-lived intangible assets for the next five years are EUR 2 in 2005 and EUR 1 for each of the subsequent four years.

The carrying amount of indefinite-lived intangible assets was EUR 2 and EUR 1 as of January 2, 2005, and December 28, 2003, respectively.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 8 – Financing arrangements

Short-term debt

To support short-term working capital and borrowing requirements, the Company had available, in certain countries in which it operates, lines of credit amounting to EUR 900 and EUR 1,054, of which borrowings outstanding amounted to EUR 28 and EUR 43 as of January 2, 2005, and December 28, 2003, respectively. The lines of credit are in various currencies and have various interest rates. The average interest rate on borrowings outstanding was 3.5% and 4%, as of January 2, 2005, and December 28, 2003, respectively.

Long-term debt

In EUR	Principal at maturity	Maturity	Fixed interest rate	2. 1. 2005	28. 12. 2003
Guaranteed zero-coupon convertible bond	CHF 1,044	2013		595	582
Multicurrency revolving credit facility	EUR 580	2008
Guaranteed notes	EUR 400	2006	6.0%	406	408
Bonds	CHF 300	2005	4.0%	195	194
USD Olsten guaranteed notes	USD 200	2006	7.0%	146	161
EUR Olsten guaranteed notes	EUR 122	2008	6.0%	122	122
Guaranteed convertible notes	EUR 297	2004	1.5%		297
Guaranteed senior notes	USD 33	2004–2007	7.1%		27
Other				10	22

				1,474	1,813
Less current maturities				(202)	(334)

Long-term debt, less current maturities				1,272	1,479

Guaranteed zero-coupon convertible bond

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on October 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted or repurchased. At any time from October 6, 2003, to August 12, 2013, at the option of the bondholder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S.A. would issue an additional 9,523,810 shares. If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.

Multicurrency revolving credit facility

In January 2000, the Company entered into unsecured multicurrency revolving credit facilities totalling CHF 1,500, consisting of a CHF 1,000 revolving credit facility due in 2003 and a one year CHF 500 revolving credit facility. Interest was at LIBOR plus a maximum margin of 0.375% (including a maximum utilisation fee of 0.025%), with a maximum annual commitment fee of 0.1875% and 0.15% on the 3 1/2 year and one year facilities, respectively, payable on the unused portion of each facility.

At the end of March 2003, the Company refinanced the existing CHF 1,000 facility. The new multicurrency revolving credit facility (“new facility”) issued by a syndicate of banks allows the borrowings of a maximum of EUR 580. The new five year facility is used for general corporate purposes including refinancing of advances and letters of credit outstanding. The interest rate is based on LIBOR, or EURIBOR for drawings denominated in Euro, plus a margin between 0.6% and 1.25% depending on the rating attributed to the Company’s unsecured indebtedness by the rating agencies and an utilisation fee between 0.025% and 0.075% depending on certain debt-to-EBITDA ratios. Utilisation fees only apply if the drawings exceed 50% of the facility. As of January 2, 2005, and December 28, 2003, the Company had EUR 406 and EUR 418, respectively, available under the new facility after drawing down EUR 174 and EUR 162, respectively, in the form of letters of credit.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Guaranteed notes

In March 2001, Adecco Financial Services (Bermuda) Ltd. issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by Adecco S.A. on an unsecured and unsubordinated basis. Interest is paid annually on the nominal amount.

Bonds

In July 1997, the Company issued, for general corporate purposes, CHF 300 (EUR 195) unsecured bonds due in 2005. The bonds pay interest at 4% annually in July.

Olsten guaranteed notes

In connection with the March 2000 Olsten acquisition, the Company assumed Olsten’s outstanding U.S. dollar (“USD”) 200 or EUR 146 senior notes on which interest is paid semi-annually on the principal amount. Additionally, the Company assumed Olsten’s outstanding EUR 122 guaranteed notes on which interest is paid annually on the principal amount.

Guaranteed convertible notes

In November 1999, Adecco Finance BV (formerly Meridian BV), a wholly-owned subsidiary of the Company, issued EUR 360 of convertible notes. The notes were redeemable for the principal amounts of notes together with accrued interest at the option of the note holder only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totalling EUR 3. In December 2003, the Company repurchased convertible bonds with a par value of EUR 60. The seller retained the right to repurchase the bonds at par value. The remaining principal balance of EUR 297 as of December 28, 2003, became due and was repaid during November 2004.

Guaranteed senior notes

In connection with the acquisition of the Delphi Group plc in 1999, the Company assumed Delphi’s outstanding USD 50 guaranteed senior notes. Interest on the notes was payable semi-annually, and the principal amount of the notes became repayable in six equal annual instalments from June 2002. On May 24, 2004, the Company repaid the outstanding balance of the guaranteed senior notes, principal and interest, amounting to EUR 29.

Under the terms of the various short and long-term credit agreements, the Company is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of January 2, 2005, the Company was in compliance with all financial covenants.

Payments of long-term debt are due as follows:

In EUR	2005	2006	2007	2008	2009	Thereafter	Total
	202	554	1	122		595	1,474

Note 9 – Asset retirement obligations

For the years ended January 2, 2005, and December 28, 2003, changes to the aggregate carrying amount of asset retirement obligations were as follows:

In EUR	2. 1. 2005	28. 12. 2003
ARO, beginning of year	14	12
Transition adjustments		2
Liabilities incurred	1
Liabilities settled	(1)
Accretion expense
Revisions in the estimated cash flows	(3)

ARO, end of year	11	14

Revisions made in 2004 to the estimated cash flows relate mainly to downward revisions of cost estimates for restoration and refurbishment of leased properties. The Company’s asset retirement obligation is presented within other liabilities in the accompanying consolidated balance sheets.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 10 – Shareholders’ equity

The components of authorised shares at January 2, 2005, and December 28, 2003, are as follows:

	Outstanding shares	Treasury shares	Issued shares		Authorised capital	Conditional capital	Authorised shares
December 31, 2001	186,174,880	172,818	186,347,698	[1]	19,000,000	22,482,612	227,830,310
Common stock options exercised	522,282		522,282			(522,282)
Treasury stock transactions

December 29, 2002	186,697,162	172,818	186,869,980		19,000,000	21,960,330	227,830,310

Common stock options exercised	288,420		288,420			(288,420)
Treasury stock transactions	4,146	(4,146)

December 28, 2003	186,989,728	168,672	187,158,400		19,000,000	21,671,910	227,830,310

Common stock options exercised	190,715		190,715			(190,715)
Treasury stock transactions	149,797	(149,797)

January 2, 2005	187,330,240	18,875	187,349,115		19,000,000	21,481,195	227,830,310

[1]	Included in issued shares as of December 31, 2001, were 49,000 participation certificates outstanding that were exchanged for common stock during 2002.

Authorised shares and appropriation of available earnings

Prior to April 25, 2002, the Company’s shareholders’ equity consisted of common shares and participation certificates, each with par value CHF 1.00. Participation certificates entitled the holder to receive dividends, other distributions and liquidation proceeds to the extent such payments were made to the holders of common stock, and were non-voting. As of April 25, 2002, all participation certificates were converted into common shares on a one-to-one basis.

Included in treasury stock are common shares of 18,875 and 168,672 as of January 2, 2005, and December 28, 2003, respectively. Treasury stock is generally reserved to support option exercises under stock option plans. During 2004, the Company sold 161,361 treasury shares and purchased 11,564 shares.

On April 16, 2003, the Annual General Meeting of Shareholders extended the Board of Directors’ authorisation to increase the share capital in one or more steps up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. In accordance with Swiss statutory law, such authorisation will cease on April 16, 2005.

The Company had 6,081,195 and 6,271,910 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of January 2, 2005, and December 28, 2003, respectively. Additionally, 15,400,000 common shares were reserved for issuance of financial instruments, such as convertible bonds as of January 2, 2005, and December 28, 2003.

In July 2004, cash dividends for 2003 of CHF 0.70 per share, totalling EUR 86, were paid. The Company may only pay dividends from unappropriated available earnings disclosed in the annual financial statements of the parent, Adecco S.A., prepared in accordance with Swiss law and as approved at the Annual General Meeting of Shareholders. For 2004, the Board of Directors of Adecco S.A. will propose a dividend of CHF 1.00 per share outstanding for the approval of shareholders at the Annual General Meeting of Shareholders.

Under Swiss law, a minimum of 5% of the net income of Adecco S.A. for the year must be transferred to a general reserve until this reserve reaches 20% of the paid-in share capital. Other allocations to this reserve are also mandatory. The general reserve was CHF 1,996 and CHF 1,987 at January 2, 2005 and December 28, 2003, respectively, and is not available for distribution.

Accumulated other comprehensive income/(loss), net

The components of accumulated other comprehensive income/(loss), net of tax, are as follows:

In EUR	2. 1. 2005	28. 12. 2003
Currency translation adjustment	(3)	54
Unrealised gain/(loss) on cash flow hedging activities	2	(1)
Minimum pension liability adjustment	(14)	(9)
Unrealised gain/(loss) on available-for-sale securities	3	1

Accumulated other comprehensive income/(loss), net	(12)	45

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 11 – Stock-based compensation

As of January 2, 2005, the Company had options and tradable options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a rateable basis up to four years beginning on the date of the grant or one year after the date of grant, and have a contractual life of three to ten years.

Certain options granted under the plans are tradable on the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Company and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the public market, the options may be held by a non-employee or non-director of the Company. As of January 2, 2005, December 28, 2003, and December 29, 2002, the number of stock options sold to the market were 674,862, 411,658 and 83,334, respectively. The trading and valuation of the tradable options is managed by a Swiss bank.

During 2004 and 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment was terminated. In 2004 and 2002, 461,634 and 1,004,916 options were modified, respectively, and compensation expense of EUR 2 and EUR 5, respectively, was recorded in selling, general and administrative expenses. In 2003, no options were modified.

		Options outstanding at January 2, 2005 (in CHF)		Options exercisable at January 2, 2005 (in CHF)
Exercise price per share	Number of shares	Weighted-average remaining life (in years)	Weighted-average exercise price per share	Number of shares	Weighted-average exercise price per Share
43 – 53	1,251,050	2.0	51	1,251,050	51
54 – 84	5,415,201	5.4	66	2,411,139	65
85 – 107	5,986,773	3.5	91	5,771,983	91
108 – 169	1,164,173	3.3	109	1,030,840	109
170 – 298	49,022	2.7	210	49,022	210

43 – 298	13,866,219	4.1	80	10,514,034	83

Options exercisable were 8,462,843 and 6,468,776 as of December 28, 2003, and December 29, 2002, respectively.

A summary of the status of the Company’s stock option plans as of January 2, 2005, December 28, 2003, and December 29, 2002, and changes during those years are presented below.

In CHF	Number of shares	Exercise price per share	Weighted-average exercise price per share
December 31, 2001	11,395,833	8 – 298	86
Granted	4,041,250	60 – 110	65
Exercised	(522,282)	8 – 102	41
Forfeited	(736,126)	17 – 298	101
Expired	(104,107)	21 – 102	101

December 29, 2002	14,074,568	17 – 298	80

Granted	2,208,400	60 – 79	76
Exercised	(288,420)	17 – 65	51
Forfeited	(350,018)	43 – 298	86
Expired	(17,630)	17 – 60	43

December 28, 2003	15,626,900	17 – 298	80

Granted	10,000	79	79
Exercised	(190,715)	17 – 60	51
Forfeited	(1,290,227)	43 – 298	88
Expired	(289,739)	17 – 248	40

January 2, 2005	13,866,219	43 – 298	80

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

During 2003, a member of the Company’s Board of Directors placed stock options into a Rabbi trust. In accordance with EITF Issue No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested”, and as the terms of the trust allow for diversification of the assets, the value of the options were initially recorded as a liability and changes in the fair value of the options are recorded as an increase or reduction to compensation expense. In 2004, the value of the options decreased, resulting in a reduction to compensation expense amounting to EUR 1 and these options were removed from the trust and the liability of EUR 5 was reclassified to equity. In 2003, the modification allowing the options to be placed in the trust resulted in the recognition of additional compensation expense amounting to EUR 6.

Note 12 – Employee benefit plans

In accordance with local regulations and practices, the Company has various employee benefit plans, including defined contribution and both contributory and non-contributory defined benefit plans.

Defined contribution plans

The Company recorded an expense of EUR 33, EUR 31, and EUR 28 in connection with defined contribution plans in 2004, 2003, and 2002, respectively.

Defined benefit plans

The Company sponsors defined benefit plans principally in Switzerland, the Netherlands, the U.K., and the U.S. These plans provide benefits primarily based on years of service and level of compensation, and are in accordance with local regulations and practices. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries using a measurement date of December 31. Plan assets are recorded at fair value, and consist primarily of marketable equity securities, fixed income instruments, and real estate.

Effective from October 1, 2003, the defined benefit pension plan in Japan was converted to a defined contribution plan. The loss recognised on curtailment of the defined benefit plan was not significant to the operations of the Company. Effective December 31, 2004, a defined benefit plan in Norway was discontinued and replaced by a defined contribution plan for all non-retired employees. The loss recognised on this curtailment and partial settlement was not significant to the operations of the Company.

The components of pension expense, net, for the defined benefit plans are:

	Swiss plan			Non-Swiss plans
In EUR	2004	2003	2002	2004	2003	2002
Service cost	7	6	7	3	8	5
Interest cost	2	2	2	4	3	3
Expected return on plan assets	(3)	(2)	(3)	(4)	(3)	(1)
Amortisation of net gain/(loss)				1	1	(1)

Pension expense, net	6	6	6	4	9	6

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

The following table provides a reconciliation of the changes in the benefit obligations, the change in fair value of assets, and the funded status as of January 2, 2005, and December 28, 2003:

	Swiss plan		Non-Swiss plans
In EUR	2. 1. 2005	28. 12. 2003	2. 1. 2005	28. 12. 2003
Projected benefit obligation, beginning of year	60	61	69	67
Service cost	7	6	3	8
Interest cost	2	2	4	3
Participant contributions	6	5	1	1
Actuarial loss	1	1	14	1
Plan amendments			(4)
Benefits paid	(9)	(11)	(2)	(2)
Curtailments and settlements			(3)	(6)
Foreign currency translation	(1)	(4)	(1)	(3)

Projected benefit obligation, end of year	66	60	81	69

Plan assets, beginning of year	58	56	52	50

Actual return of assets	3	6	6
Employer contributions	7	6	5	5
Participant contributions	6	5	1	1
Benefit paid	(9)	(11)	(2)	(2)
Curtailments and settlements			(3)
Foreign currency translation		(4)		(2)

Plan assets, end of year	65	58	59	52

Funded status of the plan	(1)	(2)	(22)	(18)
Unrecognised actuarial loss	2	2	20	14

Amount recognised, net	1		(2)	(4)

Accumulated benefit obligation, end of year	66	57	73	65

The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The total PBO for plans with a PBO in excess of the fair value of plan assets as of January 2, 2005, and December 28, 2003, was EUR 147 and EUR 127, respectively, and the fair value of the plan assets was EUR 124 and EUR 108, respectively.

The measure of whether a pension plan is underfunded for financial accounting purposes is based on a comparison of the accumulated benefit obligation (“ABO”) to the fair value of plan assets and amounts accrued for such benefits in the balance sheets. The ABO is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases. Certain of the Company’s pension plans have an ABO that exceeds the fair value of plan assets. The aggregated ABO of those plans as of January 2, 2005, and December 28, 2003, was EUR 139 and EUR 59, respectively, and the fair value of the plan assets of those plans was EUR 123 and EUR 51, respectively.

The amounts recognised in the consolidated balance sheets as of January 2, 2005 and December 28, 2003, were:

	Swiss plan		Non-Swiss plans
In EUR	2. 1. 2005	28. 12. 2003	2. 1. 2005	28. 12. 2003
Prepaid benefit cost	1		6	4
Pension liabilities	(2)		(20)	(17)
Accumulated other comprehensive loss	2		12	9
Amount recognised, net	1		(2)	(4)

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

The assumptions used for the defined benefit plans reflect the different economic conditions in the various countries. The weighted-average actuarial assumptions are:

	Swiss plan			Non-Swiss plans
	2004	2003	2002	2004	2003	2002
Discount rate	3.5%	3.5%	3.5%	4.9%	5.8%	5.7%
Rate of increase in compensation levels	1.5%	1.0%	1.0%	2.7%	3.5%	3.9%
Expected long-term rate of return on plan assets	4.8%	4.8%	5.0%	6.0%	6.5%	6.6%

The overall expected long-term rate of return on plan assets for the Company’s defined benefit plans is based on inflation rates, inflation-adjusted interest rates, and risk premium of equity investments above risk-free rates of return. Long-term historical rates of return are adjusted when appropriate to reflect recent developments.

The Swiss and Non-Swiss pension plans’ actual and target weighted-average asset allocations at January 2, 2005, and the actual weighted-average asset allocations at December 28, 2003, by asset category, are as follows:

	Swiss plan			Non-Swiss plans
	Target allocation range	Actual allocation		Target allocation range	Actual allocation
		2. 1. 2005	28. 12. 2003		2. 1. 2005	28. 12. 2003
Equity securities	30–50%	40%	41%	25–50%	38%	38%
Debt securities	20–60%	32%	32%	20–70%	58%	57%
Real estate	11–21%	15%	16%	0–10%	3%	4%
Other	0–15%	13%	11%	0–5%	1%	1%

Total		100%	100%		100%	100%

The investment policy and strategy for the assets held by the Company’s pension plans is directed at achieving a long-term return. Factors included in the investment strategy are the achievement of consistent year-over-year results, effective and appropriate risk management, and effective cash flow management.

The Company expects to contribute EUR 7 to its pension plan in Switzerland and EUR 3 to its non-Swiss plans in 2005.

The following estimated benefit payments reflect expected future service, and for the Swiss pension plan, reflect benefit payments, net of expected transfers into the plan resulting from the transferability of Swiss pension accounts. The following estimated future benefits are expected to be paid:

In EUR	Swiss plan	Non-Swiss plans
2005	7	2
2006	7	2
2007	7	2
2008	7	2
2009	7	3
Years 2010–2014	33	14

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 13 – Financial instruments

Risk and use of derivative instruments

The Company conducts business and funds its subsidiaries in various countries and currencies and is therefore exposed to the effects of changes in foreign currency exchange rates, mainly the U.S. dollar, the British pound, the Japanese yen and the Euro. In order to mitigate the impact of currency exchange rate fluctuations, the Company assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. The Company also issues bonds and medium and long-term notes in various currencies and manages exposure to fixed and floating interest rates through the use of derivative instruments.

The main objective of holding derivative instruments is to minimise volatility of earnings. The responsibility for assessing exposures as well as entering into and managing derivative instruments is centralised in the Company’s treasury department. The activities of the treasury department are covered by corporate policies and procedures approved by the Board of Directors, which generally limits the use of derivative instruments for trading and speculative purposes. Senior Management approves the hedging strategy and monitors the underlying market risks.

Fair value of financial instruments

The following table shows the carrying value and the fair value of financial instruments:

	2. 1. 2005		28. 12. 2003
In EUR	Carrying value	Fair value	Carrying value	Fair value
Financial instruments other than derivative instruments
Assets
Cash and cash equivalents	879	879	565	565
Available-for-sale securities	208	208	178	178
Term deposits	116	116	225	225
Trade accounts receivable, net	3,149	3,149	2,947	2,947
Current liabilities
Accounts payable	152	152	131	131
Short-term debt	28	28	43	43
Current maturities of long-term debt	202	205	334	330
Non-current liabilities
Long-term debt	1,272	1,279	1,479	1,569

Derivative instruments
Current assets
Foreign currency contracts	11	11	59	59
Non-current assets
Swaps (interest rate and cross-currency interest rate)	69	69	109	109
Current liabilities
Swaps (interest rate and cross-currency interest rate)	6	6	8	8
Other			2	2
Non-current liabilities
Swaps (interest rate and cross-currency interest rate)	15	15	20	20

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

•	Cash equivalents

The carrying amount approximates the fair value given the short maturity of such instruments.

•	Short-term debt

The carrying amount approximates the fair value given the short maturity of such instruments.

•	Current maturities of long-term debt

The fair value of the Company’s current maturities of publicly traded long-term debt is estimated using quoted market prices. The carrying amount for the other current maturities of long-term debt approximates the fair value given the short maturity of those instruments.

•	Long-term debt

The fair value of the Company’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. See Note 8 for details on debt instruments.

•	Interest rate and cross-currency interest rate swaps

The fair value for interest rate and cross-currency interest rate swaps is calculated using the present value of future cash flows based on quoted market information.

•	Foreign currency contracts

The fair value is calculated by using the present value of future cash flows based on quoted market information.

•	Other instruments

The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges

The Company has entered into various interest rate swap and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt as well as forward foreign currency contracts on specific available-for-sale securities. The main currency exposures being hedged are the Euro and the U.S. dollar against the Swiss franc.

Cross-currency interest rate swap agreements that contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts have original contract periods ranging from one to ten years and expire on various dates ending in 2007. Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as interest expense in the accompanying consolidated statements of operations. There was no significant net gain or loss recognised during 2004, 2003, or 2002 due to ineffectiveness in fair value hedge relationships. There was no gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

Cash flow hedges

The Company has entered into cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposure being hedged is the Euro and U.S. dollar exposure against the Swiss franc.

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

Net gains and losses on the derivative instruments that are designated and qualify as cash flow hedges are reported in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

In connection with the cash flow hedging activities, during 2004 the Company recorded a net gain of EUR 3, in 2003 a net gain of EUR 4 and in 2002 a net loss of EUR 12 due to ineffectiveness in cash flow hedge relationships. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges. No reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income/(loss), net, are expected within the next 12 months.

Net investment hedges

During 2004, the Company restructured the financing of its investment in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. Net gains and losses on the derivative instruments are recorded in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings in the same period as the investment is disposed.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

During 2004, the net loss recognised due to ineffectiveness was not significant. During 2004, the net gain related to these hedges included as a component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity is EUR 10. No reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income/(loss), net, are expected within the next 12 months.

Other hedge activities

The Company has entered into certain derivative contracts that are not designated or do not qualify as hedges under SFAS No. 133. These are mainly forward foreign currency contracts used to hedge the net exposure of short-term subsidiary funding advanced in the local operations functional currency. In addition, the Company has also entered into various cross-currency interest rate swaps and interest rate options. These contracts are entered into in accordance with the written treasury policies and procedures and represent economic hedges. Gains and losses on these contracts are recognised in earnings, as foreign exchange gain (loss), in the accompanying consolidated statements of operations. In connection with these activities, the Company recorded a net loss of EUR 1 in 2004, no significant gain or loss in 2003 and a net loss of EUR 1 in 2002.

During 2003, in connection with its repurchase of EUR 60 of guaranteed convertible bonds issued by Adecco Finance BV, the Company entered into an agreement containing an interest rate swap and a right (the “right”) which gave the seller of the bonds the right to require the Company to reissue the bonds for their nominal value. The right and the interest rate swap matured in 2004. The interest rate swap and the right were considered derivative instruments under SFAS No. 133 and were recorded at fair value in earnings. During 2004, the Company recorded a net gain of EUR 2 and during 2003, a net loss of EUR 2 in connection with these derivative instruments.

In 1992, a subsidiary of the Company issued U.S. dollar denominated perpetual debt that was subsequently restructured under a structured finance agreement (the “arrangement”). Under this arrangement, the Company is committed to pay to investors interest on the perpetual debt nominal value (USD 100) at LIBOR plus 1% until 2007. The Company entered into various interest rate and cross-currency interest rate swaps to reduce foreign currency exchange and interest rate exposure relating to the payments under the arrangement. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement was considered debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative instrument and as such, the value of the payments under the arrangement and the related swap transactions have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis in earnings as interest expense. The fair value of the arrangement as of January 2, 2005, and as of December 28, 2003, was EUR 20 and EUR 28, respectively. The arrangement requires the Company to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary, which the Company has assessed the likelihood as remote.

During 2004, 2003 and 2002, the Company recorded a net loss of EUR 1 in each respective year in connection with the arrangement.

Credit derivative instruments

In connection with the credit-linked notes (see Note 1) the Company recorded credit swap derivative instruments whereby the Company has accepted the credit risk of a portfolio of third parties in return for a higher interest rate on certain available-for-sale securities. The credit swap derivative instruments are structured as first-to-default swaps whereby the Company has accepted the credit risk of a pool of third parties, and the Company would be responsible to cover the losses of the first third party to default. The notional amount of the credit derivative instruments is CHF 75 (EUR 48), and all of the underlying parties to which the Company has accepted the credit risk are international banks with investment grade credit quality between AA and A. In addition, the Company has entered into a stand-alone credit default swap having a notional amount of CHF 50 (EUR 32) and expiring in March 2005. Similar to the swap described above, the credit default swap is structured as a first-to-default swap. The underlying parties to which the Company has accepted the credit risk are international banks with investment grade credit quality between AA and A. At January 2, 2005, the fair value of these credit default swaps was not significant. As discussed in Note 1 under “Variable interest entities”, the credit-linked notes expired in January 2005 with no significant impact on the results of operations of the Company.

Credit risk concentration

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash investments, available-for-sale securities, trade accounts receivable, and derivative financial instruments. The Company places its cash and short-term investments in major financial institutions throughout the world, which management assesses to be of high credit quality, in order to limit the exposure of each investment. Credit risk with respect to trade accounts receivable is dispersed due to the international nature of the business, the large number of customers and the diversity of industries serviced. The Company’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost effective, utilises credit insurance. To minimise counterparty exposure on derivative instruments, the Company enters into derivative contracts with several large multinational banks and limits the exposure in combinations with the short-term investments with each counterparty.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 14 – Interest income and other non-operating expenses, net

For the years 2004, 2003, and 2002, interest income and other non-operating expenses, net, consists of the following:

In EUR	2004	2003	2002
Foreign exchange loss	(7)	(9)	(11)
Interest income	15	11	12
Other non-operating expenses, net		(2)	(8)

Interest income and other non-operating expenses, net	8		(7)

Note 15 – Income taxes

Adecco S.A. is incorporated in Switzerland but the Company operates in various countries with differing tax laws and rates. A substantial portion of the Company’s operations are outside of Switzerland. Since the Company operates worldwide, the weighted-average effective tax rate will vary from year to year according to the earnings by country. The weighted-average tax rate is calculated by aggregating pre-tax operating income or loss in each country in which the Company operates multiplied by the country’s statutory income tax rate. In 2004, income from continuing operations before income tax in Switzerland totalled EUR 156 and foreign source income amounted to EUR 320. In 2003, income from continuing operations before income tax in Switzerland totalled EUR 192 and foreign source income amounted to EUR 247.

The provision for income taxes consists of the following for the fiscal years:

In EUR	2004	2003	2002
Current tax provision/(benefit):
Domestic	20	(3)	16
Foreign	157	66	115

Total current tax provision	177	63	131

Deferred tax provision/(benefit):
Domestic	7	5	3
Foreign	(10)	60	(37)

Total deferred tax provision/(benefit)	(3)	65	(34)

Total provision for income taxes	174	128	97

The tax benefit reported in discontinued operations totalled EUR 1 in both 2003 and 2002. There was no significant income tax provision or benefit recorded with respect to discontinued operations in 2004. The deferred tax benefit includes the tax affected benefit of current period losses of EUR 2, EUR 1, and EUR 51 in 2004, 2003, and 2002, respectively.

The difference between the provision for income taxes for income from continuing operations and the weighted-average tax rate is reconciled as follows for the fiscal years:

In EUR	2004	2003	2002
Income taxed at weighted-average tax rate	114	108	45
Items taxed at other than weighted-average tax rate	42	(56)	2
Non-deductible expenses	10	18	13
Net change in valuation allowance	5	63	38
Other, net	3	(5)	(1)

Total provision for income taxes	174	128	97

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

In 2004, the reconciling item “items taxed at other than weighted-average tax rate” above includes EUR 34 for the increase of tax provisions. The majority of these provisions relate to tax risks in the U.S. and France. In 2003, this item included EUR 48 for the net reduction of tax provisions. The 2003 reduction of tax provisions was mainly due to the successful resolution during the year of prior years’ tax audits, settlements of disputes with tax authorities, changes in events during the year which resulted in the reassessments of tax risks, and the expiration of the statutes of limitations in certain countries, partially offset by the increase related to current year tax risks.

In addition, the reconciling item “items taxed at other than weighted-average tax rate” above includes EUR 8 and EUR 11 in 2004 and 2003, respectively, for the non-refundable withholding taxes on cross-border intercompany transactions.

As of January 2, 2005, and December 28, 2003, a deferred tax liability of EUR 11 and EUR 5 has been provided for non-Swiss withholding taxes and additional Swiss taxes due upon the future dividend payment of cumulative undistributed earnings. No deferred income tax liabilities have been provided on EUR 6 of unremitted earnings of foreign subsidiaries considered to be permanently reinvested as of January 2, 2005.

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

In EUR	2. 1. 2005	28. 12. 2003
Net operating loss carry forwards	148	191
Tax credits	57	99
Depreciation	7	7
Deferred compensation and accrued employee benefits	77	52
Accrued expenses	47	37
Financial amortisation in excess of tax amortisation	51	85
Intercompany transactions	66
Other	35	46

Gross deferred tax assets	488	517
Valuation allowance	(148)	(192)

Deferred tax assets, net	340	325

Depreciation	(10)	(12)
Deferred compensation and accrued employee benefits		(2)
Accrued expenses	(13)	(1)
Tax amortisation in excess of financial amortisation	(12)	(10)
Undistributed earnings of foreign subsidiaries	(11)	(5)
Other	(8)	(14)

Deferred tax liabilities	(54)	(44)

Deferred tax assets, net of deferred tax liabilities	286	281

Management’s assessment of the realisation of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of all available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is recorded to reduce deferred tax assets to a level which, more likely than not, will be realised.

Valuation allowances on deferred tax assets of foreign and domestic operations decreased by EUR 44 in 2004. In 2003, the valuation allowance increased by EUR 43. The majority of the decrease in 2004 is attributable to expiration of capital loss carry forwards and the reversal of other deferred tax assets for which a full valuation allowance had previously been recorded of EUR 39. The majority of the increase in 2003 is attributable to the creation of a valuation allowance on current year losses for a total of EUR 37 and the valuation allowance created for previously recognised deferred tax assets in the amount of EUR 45 partially offset by the utilisation of prior years losses on which a valuation allowance had previously been established of EUR 19. Included in the change of the valuation allowance is a decrease of EUR 10 and EUR 15 in 2004 and 2003, respectively, as a result of fluctuations in foreign exchange rates.

As of January 2, 2005, and December 28, 2003, the valuation allowance related to deferred tax assets acquired in business combinations was EUR 42 and EUR 45, respectively. In the event that a change in circumstances supports the reversal of that portion of the valuation allowance, the goodwill recorded at the time of the acquisitions would be reduced.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Other current assets include current deferred tax assets of EUR 119 and EUR 106 as of January 2, 2005 and December 28, 2003, respectively. Other long-term assets include EUR 210 and EUR 200 of net deferred tax assets as of January 2, 2005, and December 28, 2003, respectively. Other accrued expenses include current deferred tax liabilities of EUR 4 and EUR 7 as of January 2, 2005, and December 28, 2003, respectively. Other liabilities include EUR 39 and EUR 18 of non-current deferred tax liabilities as of January 2, 2005, and December 28, 2003, respectively.

As of January 2, 2005, the Company had approximately EUR 426 of net operating loss carry forwards. These losses will expire as follows:

In EUR	2005	2006	2007	2008	2009	Thereafter	No expiry	Total
	1	4	11	17	9	241	143	426

The largest net operating loss carry forwards are in the U.S. and Germany and total EUR 254 as of January 2, 2005. The losses in the U.S. begin to expire in 2021. Tax credits are predominately related to the U.S. operations and begin to expire in 2009.

In 2004, the U.S. government enacted the American Jobs Creation Act of 2004 (“Jobs Act”), which provides a special one-time tax deduction of 85 percent of certain earnings of non-U.S. subsidiaries that are repatriated to the U.S., provided certain criteria are met. The Company has evaluated the implications of the Jobs Act on its U.S. operations and concluded that this provision of the Jobs Act will not have an impact on the Company’s global tax position.

Note 16 – Restructuring

The Company’s restructuring reserves relate to restructurings conducted in connection with acquisitions prior to 2002 as well as minor reorganisations. The balances relate to employee reductions, lease commitments on abandoned facilities, branch closures, and other costs.

The restructuring reserves for the years 2004, 2003 and 2002 were as follows:

In EUR	Employee reductions	Remaining lease commitments on abandoned facilities and other costs	Total restructuring reserve
December 31, 2001	3	16	19
Cash payments	(2)	(5)	(7)

December 29, 2002	1	11	12

Cash payments		(7)	(7)

December 28, 2003	1	4	5

Net additions to restructuring reserves	2		2
Cash payments	(2)	(2)	(4)
Other		(1)	(1)

January 2, 2005	1	1	2

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 17 – Earnings per share

The following table sets forth the computation of basic and diluted earnings/(loss) per share.

	2004		2003		2002
In EUR (except number of shares)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator
Income from continuing operations and before cumulative effect of accounting change	302	302	311	311	250	250
Effect of assumed conversion of convertible debt		9		10		5

Income from continuing operations and before cumulative effect of accounting change for earnings per share calculation	302	311	311	321	250	255
Income/(loss) from discontinued operations	30	30	(3)	(3)	(8)	(8)
Cumulative effect of accounting change			(3)	(3)

Net income available for earnings per share calculation	332	341	305	315	242	247

Denominator
Weighted-average shares	187,074,416	187,074,416	186,744,214	186,744,214	186,527,178	186,527,178
Incremental shares for assumed conversions:
– Guaranteed convertible bonds and notes		13,503,774		8,570,530		5,361,150
– Employee compensation related shares, including options		749,984		462,523		1,580,795

Total average equivalent shares	187,074,416	201,328,174	186,744,214	195,777,267	186,527,178	193,469,123

Per share amounts
Income from continuing operations and before cumulative effect of accounting change	1.61	1.54	1.66	1.63	1.34	1.32
Income/(loss) from discontinued operations	0.16	0.15	(0.01)	(0.01)	(0.04)	(0.04)
Cumulative effect of accounting change			(0.02)	(0.01)

Net earnings per share	1.77	1.69	1.63	1.61	1.30	1.28

Incremental shares relating to stock options of 10,730,261, 12,521,469, and 8,607,016 in 2004, 2003 and, 2002, respectively, were excluded from the computation of diluted, net income per share as the effect would have been anti-dilutive.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Note 18 – Segment reporting

The Company manages its operations based on three separate lines of business: the Adecco Staffing division, the Ajilon Professional division and the LHH Career Services division. With the acquisition of jobpilot in May 2002, management added a fourth division, e-HR Services & Others. In April 2004, the Company completed the sale of jobpilot and the operating results, assets and liabilities, and cash flows related to the sold business have been classified as discontinued operations as discussed in Note 1. As a result of the sale of jobpilot, the e-HR Services & Others segment was eliminated.

The Company evaluates the performance of its reportable segments based on operating income before amortisation, which is defined as the amount of income or loss before cumulative effect of change in accounting principle, interest, income taxes, amortisation of intangibles, restructuring and other non-operating expenses, net. The reconciliation between operating income before amortisation and net income is presented below.

The Company’s three reportable segments are:

•	The Adecco Staffing division, which provides flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical and telecommunications sectors;

•	The Ajilon Professional division, which offers specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance and accounting, engineering, and high-end clerical support; and

•	The LHH Career Services division, which provides outplacement and career counselling to employees in transition, together with leadership development and organisational consulting.

Corporate items consist of certain assets and expenses which are separately managed at the corporate level.

Approximately 94% of the Company’s revenues in 2004, 2003, and 2002 was related to temporary staffing. The remaining portion relates to permanent placements and other services.

The accounting principles used for the segment reporting are those used by the Company. Intersegmental revenues are not material in any of the years presented.

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total
2002
Revenues	14,853	1,950	282		17,085
Depreciation	(98)	(18)	(4)	(24)	(144)
Operating income before amortisation	424	50	94	(110)	458
Amortisation of intangibles				(4)	(4)
Operating income					454
Interest expense, interest income, and other non-operating expenses				(107)	(107)
Provision for income taxes				(97)	(97)
Income from continuing operations					250
Income/(loss) from discontinued operations					(8)

Net income					242

Capital expenditures[1]	(67)	(11)	(4)	(22)	(104)
Segment assets from continuing operations	4,425	894	77	348	5,744
Segment assets from discontinued operations					76
Long-lived assets[2]	402	46	9	83	540

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total
2003
Revenues	14,336	1,678	212		16,226
Depreciation	(90)	(14)	(3)	(29)	(136)
Operating income before amortisation	502	57	68	(112)	515
Amortisation of intangibles				(6)	(6)
Operating income					509
Interest expense, interest income, and other non-operating expenses				(70)	(70)
Provision for income taxes				(128)	(128)
Income from continuing operations					311
Income/(loss) from discontinued operations					(3)
Cumulative effect of change in accounting principle				(3)	(3)

Net income					305

Capital expenditures[1]	(37)	(10)	(3)	(4)	(54)
Segment assets from continuing operations	4,145	807	58	1,232	6,242
Segment assets from discontinued operations					74
Long-lived assets[2]	359	35	8	64	466

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total
2004
Revenues	15,287	1,797	155		17,239
Depreciation	(79)	(12)	(3)	(25)	(119)
Operating income before amortisation	622	86	26	(203)	531
Amortisation of intangibles				(1)	(1)
Operating income					530
Interest expense, interest income, and other non-operating expenses				(54)	(54)
Provision for income taxes				(174)	(174)
Income from continuing operations					302
Income/(loss) from discontinued operations					30

Net income					332

Capital expenditures[1]	(43)	(18)	(3)	(4)	(68)
Segment assets from continuing operations	4,352	840	47	1,202	6,441
Segment assets from discontinued operations
Long-lived assets[2]	270	39	6	31	346

[1]	Capital expenditures presented exclude discontinued operations, which were not significant.
[2]	Long-lived assets include fixed assets, and other non-current assets. Long-lived assets from discontinuing operations were EUR 10 and EUR 13 in 2003 and 2002, respectively.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

Segment information by geographical areas is as follows:

In EUR	North America [2]	Europe [3,4]	Asia Pacific	Rest of world [5]	Total
Revenues
2002	4,534	10,458	1,630	463	17,085
2003	3,849	10,334	1,653	390	16,226
2004	3,698	11,298	1,845	398	17,239
Long-lived assets [1]
2002	153	328	54	5	540
2003	114	297	50	5	466
2004	99	192	50	5	346

[1]	Long-lived assets include fixed assets, and other non-current assets. Long-lived assets from discontinued operations were EUR 10 and EUR 13 in 2003 and 2002, respectively.
[2]	Consists primarily of operations in the U.S.
[3]	Consists primarily of operations in France, U.K., Belgium, Germany, Italy, the Netherlands, Spain, and Switzerland.
[4]	Includes France revenues of EUR 6,172, EUR 5,771, and EUR 5,741 and long-lived assets of EUR 90, EUR 105, and EUR 119 in 2004, 2003, and 2002, respectively.
[5]	Consists of operations in Latin America and Other.

Note 19 – Commitments and contingencies

Commitments

The Company leases facilities under operating leases, certain of which require payment of property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Company’s option and usually include escalation clauses linked to inflation.

Total rent expense under operating leases amounted to EUR 157, EUR 169, and EUR 175 during 2004, 2003, and 2002, respectively.

Future minimum annual lease payments under operating leases are as follows:

In EUR	2005	2006	2007	2008	2009	Thereafter	Total
	125	96	73	58	48	74	474

The Company’s commitments to acquire equipment amount to EUR 7, and commitments under various marketing sponsorship agreements amount to EUR 9 as of January 2, 2005.

Guarantees

The Company has entered into certain guarantee contracts and standby letters of credit. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the U.S.

Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims.

Regulatory investigations and class action lawsuits

Following the Company’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, regulatory investigations were commenced by the U.S. Securities and Exchange Commission, the U.S. Department of Justice and the SWX Swiss Stock Exchange. The staff of the U.S. Securities and Exchange Commission recently notified the Company that its investigation has been terminated and that no enforcement action has been recommended. The Company has not had any recent contacts from the U.S. Department of Justice in connection with its investigation. The SWX Swiss Stock Exchange closed its preliminary investigation into the Company’s compliance with applicable accounting and regular reporting requirements without any sanctions, while the Company has appealed a reprimand, the lowest level of sanction without monetary penalty, issued in relation to the ad hoc publicity rules.

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. The Company believes that there is no merit to the allegations, has moved to dismiss the case and has recently argued the motion, and will continue to defend itself vigorously.

Adecco Group – Notes to consolidated financial statements

In millions, except share and per share information

There can be no assurance that the resolution of any of these remaining matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

U.S. state unemployment tax reviews

In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff ) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of this date, the Company has not received any assessments from these states. However, the Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of January 2, 2005, the Company has reserved EUR 8 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations or cash flows. The Company intends to evaluate and, as appropriate, contest any such assessment.

French antitrust investigation

In November 2004, the French competition authority (DGCCRF) commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. At this stage, the Company is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Note 20 – Subsequent events

Investment in Altedia

On March 18, 2005, the Company acquired, through a 70% owned subsidiary (“the subsidiary”), 50.5% (3,025,055) of the outstanding shares and 49.0% of the outstanding voting rights in Altedia from its founders for EUR 19 per share. The subsidiary launched a public tender offer in April 2005 for the remaining 49.5% and 51.0% of the Altedia shares and voting rights, respectively. Assuming full acceptance of the tender offer, the subsidiary will own 100% of Altedia and the Company’s ownership in the subsidiary will increase from 70% to 85%. Depending on the success of the tender offer, the purchase price is estimated at approximately EUR 100.

Altedia’s founding partners owned 30% of the subsidiary as of March 18, 2005, and subsequent to full acceptance of the tender offer, will own 15% of the subsidiary. The Company will have the option to acquire Altedia’s founders’ ownership in the subsidiary after March 2008.

Altedia is a human resources consulting company with operations in France, Belgium, Spain, and Portugal that specialises in the fields of reorganisation, career transition and social engineering, human capital, and external communication.

Note 21 – Events (unaudited) subsequent to the date of the independent auditor’s report

Regulatory investigations and class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers were commenced following the Company’s January 2004 announcement. The lawsuits, which were consolidated, alleged violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. On May 16, 2005, an order was entered in the United States District Court for the Southern District of California dismissing the consolidated class action complaint. The order dismisses the complaint without prejudice and grants plaintiffs leave to replead within 45 days.

Acquisitions

On April 28, 2005, the Company entered into a definitive agreement to acquire Humangroup for a cash purchase price of EUR 57 and assumed debt of EUR 9. Humangroup is a Spanish human resources company offering staffing services under the AltaGestión brand and outsourcing services under the Eurocen, Extel and Eurovendex brands. The acquisition is subject to approval by Spanish antitrust authorities.

New accounting standards

On April 15, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS No. 123(R) “Share-Based Payment”. The SEC requires that registrants that are not small business issuers adopt SFAS No. 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. As a result, Adecco is required to adopt SFAS No. 123(R) as of the beginning of fiscal year 2006 and not as previously stated in the second half of 2005. The Company expects that the implementation of this pronouncement will not have a material impact on its results of operations, cash flows or financial position. See also Note 1 to the consolidated financial statements.

ADECCO S.A.

Item 18(b) SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(in EUR millions)

Allowance for Doubtful Accounts:

Fiscal year ended:	January 2, 2005	December 28, 2003	December 29, 2002
Balance at Beginning of Year	125	114	114
Additions	25	44	89
Deductions	(15)	(33)	(89)
Balance at End of Year	135	125	114

Deferred Income Tax Valuation Allowance:

Fiscal year ended:	January 2, 2005	December 28, 2003	December 29, 2002
Balance at Beginning of Year	192	149	109
Additions	10	74	58
Deductions	(54)	(31)	(18)
Balance at End of Year	148	192	149

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ADECCO S.A.
(Registrant)

By:	/s/ Jérôme Caille
Name:	Jérôme Caille
Title:	Chief Executive Officer

Date: May 23, 2005

By:	/s/ Jim Fredholm
Name:	Jim Fredholm
Title:	Chief Financial Officer

Date: May 23, 2005

EXHIBIT INDEX

EXHIBIT No.	Description

1.1(a)	Statutes of Adecco S.A. (in French), as amended on June 29, 2004 (share information updated as of March 29, 2005).

1.1(b)	Unofficial translation of the (Statutes) Articles of Incorporation of Adecco S.A. (in English), as amended on June 29, 2004 (share information updated as of March 29, 2005).

2.1*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.2*	Specimen of certificates representing Adecco S.A. ADSs (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.3*	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999 (incorporated herein by reference to the Company’s Amendment No. 4 to Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 9, 2000 (File No. 33-88597)).

2.3.1*	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999 (incorporated herein by reference to Exhibit (a)(2) to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6, as filed with the Securities and Exchange Commission on April 12, 2001 (File No. 33-85256)).

4.1*	Paying and Conversion Agency Agreement, dated November 25, 1999, between Meridian B.V., as Issuer, and Adecco S.A., as Guarantor, of 360,000,000 1.50% Guaranteed Convertible Notes due 2004 (incorporated herein by reference to Exhibit 3.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

4.2*	Indenture dated March 15, 1996 between Olsten Corporation and First Union National Bank, as Trustee, relating to Olsten’s 7% Senior Notes due 2006 (incorporated herein by reference to Exhibit 3.5 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

4.3*	Bond Purchase and Paying Agency Agreement for 4% Bonds 1997-2005 of CHF 300 million, dated June 27, 1997, between Adecco S.A., as Borrower, and Swiss Bank Corporation acting through SBC Warburg, acting on behalf of syndicate bank underwriters (incorporated herein by reference to Exhibit 3.6 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 1998 (File No. 0-25004)).

4.4*	Offering Circular, dated March 13, 2001, of Adecco Financial Services (Bermuda) Ltd., for EUR 400,000,000 6% Guaranteed Notes due 2006 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 25, 2001 (File No. 0-25004)).

4.5*	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, among Adecco S.A. and Adecco Coordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000 (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 24, 2003 (File No. 0-25004)).

4.6*	Bond Purchase Agreement for CHF 900 million Zero Coupon Convertible Bonds due 2013, dated August 19, 2003, between Adecco Financial Services (Bermuda) Ltd. (as issuer), Adecco S.A. (as guarantor), and Credit Suisse First Boston, Goldman, Sachs & Co. Bank, Société Générale and BNP Paribas (as managers). (incorporated herein by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 0-25004)).

EXHIBIT No.	Description

4.7	Employment Agreement between Adecco management & consulting SA and Jérôme Caille, Chief Executive Officer, dated October 18, 2002.

4.8	Employment Agreement between Adecco management & consulting SA and James (Jim) W. Fredholm, Chief Financial Officer, dated April 6, 2004.

4.9	Employment Agreement between Adecco management & consulting SA and Jean-Manuel Bullukian, President Ajilon worldwide, dated December 20, 2004.

4.10	Employment Agreement between Adecco management & consulting SA and Ekkehard Kuppel, President and COO of Career Services division (LHH worldwide), dated January 28, 2005.

4.11	Summary of Key Employment Terms between Adecco management & consulting SA and Sergio Picarelli, President of Adecco Staffing division, commencing January 1, 2005.

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Jérôme Caille

12.2	Section 302 Certification of Jim Fredholm

13.1	Certification of Jérôme Caille pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Jim Fredholm pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Ernst & Young AG

*	Previously filed and incorporated herein by reference.

The total amount of long-term debt securities of the Company authorised under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of the Company on a consolidated basis. The Company agrees to furnish copies of any and all of these instruments to the Commission upon request.