Form 20-F
period 2005-12-31
ADECCO SA
filed 2006-04-12
CIK 931496

As filed with the Securities and Exchange Commission on April 12, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Title of Class	Outstanding at December 31, 2005
Common Shares, par value CHF 1.00 per share	186,097,645

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

  Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is the annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

CERTAIN DEFINITIONS AND CONVENTIONS

Adecco S.A. is a Swiss corporation and is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as the “Company” unless the context indicates otherwise. The Company’s consolidated financial statements included in Item 18. “Financial Statements” in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles, referred to as “U.S. GAAP” and are expressed in Euros (“EUR”).

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

Adecco S.A.’s share capital is denominated in Swiss francs, and cash dividends are declared and paid in Swiss francs. The Swiss franc is also the currency of stock option grants because it is the functional currency of the issuing entity.

DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS

Information in this Annual Report may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. Terms and phrases such as “expect”, “anticipate”, “intend”, “plan”, “predict”, “may”, “project”, “could”, “will”, “believe”, “seek”, “estimate”, and similar expressions identify forward-looking statements. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this Annual Report are based on information available to the Company as of the date of this Annual Report, and we assume no duty to update any such forward-looking statements. The forward-looking statements in this Annual Report are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Factors that could affect the Company’s forward-looking statements include, among other things:

•	global GDP trends and the demand for temporary work;

•	changes in regulation of temporary work;

•	intense competition in the markets in which the Company competes;

•	changes in the Company’s ability to attract and retain qualified temporary personnel;

•	the resolution of U.S. unemployment tax reviews, the resolution of the French anti-trust investigation, and the resolution of the U.S. class action; and

•	any adverse developments in existing commercial relationships, disputes or legal proceedings.

Please refer to the Risk Factors section of this Annual Report and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for further discussion of the factors and risks associated with our business.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

The following selected financial data are derived from the Company’s consolidated financial statements for the periods indicated. The consolidated financial statements for the years ended December 31, 2005, January 2, 2005, December 28, 2003 and December 29, 2002 have been audited by Ernst & Young AG, independent auditors. The financial statements for the year ended December 30, 2001 have been audited by other independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes, Item 5. “Operating and Financial Review and Prospects”, and other financial information included herein.

In EUR unless otherwise noted	2005	2004 (1)	2003 (1)	2002 (1)	2001
	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Statement of Operations Data:
Revenues	18,303	17,239	16,226	17,085	18,034
Operating income(2)	614	530	509	454	48
Cumulative effect of change in accounting principle, net of tax(3) (4)	—	—	(3)	—	(5)
Income / (loss) from continuing operations	453	302	308	250	(282)
Income / (loss) from discontinued operations	—	30	(3)	(8)	—
Net income / (loss)	453	332	305	242	(282)
Per Share Data:
Income / (loss) from continuing operations per share	2.43	1.61	1.66	1.34	(1.52)
Diluted income / (loss) from continuing operations per share	2.34	1.54	1.63	1.32	(1.52)
Net income / (loss) per share	2.43	1.77	1.63	1.30	(1.52)
Diluted net income / (loss) per share	2.34	1.69	1.61	1.28	(1.52)
Dividends Declared Data:
Cash dividends declared per common share (CHF)	1.00	0.70	0.60	1.00	1.00
Cash dividends declared per common share (EUR) (5)	0.65	0.46	0.40	0.68	0.65
Cash dividends declared per common share (USD) (5)	0.82	0.56	0.43	0.60	0.58
Balance Sheet Data (at period end):
Total assets	6,839	6,441	6,316	5,826	6,297
Net assets	2,117	1,773	1,547	1,339	1,206
Long-term debt, less current maturities	722	1,272	1,479	1,334	1,382
Common stock and additional paid in capital	2,162	2,142	2,109	2,094	2,074
Basic weighted-average common shares	186,599,019	187,074,416	186,744,214	186,527,178	185,880,663
Diluted weighted-average common shares	196,546,937	201,328,174	195,777,267	193,469,123	185,880,663

(1)	The Company’s consolidated financial data include reclassifications relating to the disposal of jobpilot in April 2004. The jobpilot operating results since the date of acquisition, beginning in May 2002, have been reclassified to discontinued operations for 2004, 2003, and 2002.
(2)	Operating income in 2001 includes amortisation of goodwill of EUR 724.
(3)	As of the first day of fiscal year 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The adoption resulted in a cumulative transition adjustment of EUR 5 after-tax charge to income / (loss) from continuing operations.
(4)	As of the first day of fiscal year 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. The adoption resulted in a cumulative adjustment of EUR 3 after-tax charge to income / (loss) from continuing operations.
(5)	Cash dividends are declared in Swiss francs and translated to Euros and to U.S. dollars at the approximate rate applicable at the time of the declaration.

Exchange Rates

The table below sets forth the average, high, low and period end noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for Euros expressed in U.S. dollars per Euro:

	Period End	Average(1)	Low	High
	(USD per EUR 1.00)
Year
2001	0.89	0.89	0.84	0.95
2002	1.05	0.95	0.86	1.05
2003	1.26	1.14	1.04	1.26
2004	1.35	1.25	1.18	1.36
2005	1.18	1.24	1.17	1.35
Months
2005
October	1.20		1.19	1.21
November	1.18		1.17	1.21
December	1.18		1.17	1.20
2006
January	1.22		1.20	1.23
February	1.19		1.19	1.21
March	1.21		1.19	1.22
April (through 5)	1.23		1.21	1.23

(1)	Represents the average of the Noon Buying Rate for Euros expressed in U.S. dollars on the last business day of each month during the relevant year.

The Noon Buying Rate for Euros expressed in U.S. dollars on April 5, 2006 was 1.23 per Euro.

Risk Factors

In an economic downturn, companies may use fewer temporary employees, which could materially adversely affect the Company.

Demand for personnel services is sensitive to changes in the level of economic activity. For example, when economic activity begins to increase, temporary employees are often added before full-time employees are hired. During expansions, there is also increased competition among temporary services firms for qualified temporary personnel. As economic activity slows, companies tend to reduce their use of temporary employees before undertaking layoffs of their regular employees, resulting in decreased demand for temporary personnel. A significant economic downturn, particularly in France or North America where the Company collectively derived 54% of its 2005 revenues, could have a material adverse effect on the Company’s results of operations, financial condition or liquidity.

The worldwide staffing services market is highly competitive with few barriers to entry, potentially limiting the Company’s ability to maintain or increase its market share or margins.

The worldwide staffing services market is highly fragmented and competitive with few barriers to entry. The Company competes on a local and national basis in markets throughout North America, Europe, Australia, Asia and Latin America with full-service and specialised temporary service agencies. Moreover, there is also some competition from internet-based sources. While the majority of the Company’s competitors are significantly smaller than the Company, several competitors have substantial marketing and financial resources. Price competition in the staffing industry is significant, for the provision of office clerical and light industrial personnel in particular, and pricing pressure from competitors and customers is increasing. The Company expects that the level of competition will remain high in the future, which could limit the Company’s ability to maintain or increase its market share or margins.

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

Litigation and regulatory investigations and audits to which the Company is currently, or may become, subject could materially adversely affect its business, financial condition, results of operations or cash flows.

In the ordinary course of business, the Company is involved in various legal actions and claims, including those related to social security charges, unemployment taxes, other payroll related charges and various employment related matters. In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of the date of this Annual Report, the Company has not received any assessments from these states, but it anticipates that it will receive such assessments in due course. It is possible that other states will initiate similar reviews. As of December 31, 2005, the Company has reserved EUR 9 for potential assessments. Liability, if any, will depend on resolution of future assessments. The Company intends to evaluate and, as appropriate, contest any such assessments.

Also in the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of intercompany transactions and arrangements as well as operations within multiple tax jurisdictions. At any given time, the Company is undergoing tax audits in several tax jurisdictions covering multiple years.

In November 2004, the French competition authority, Direction Générale de la Consommation de la Concurrence et de la Répression des Fraudes (DGCCRF), commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company.

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers were commenced following the Company’s January 2004 announcement that the release of its 2003 consolidated financial statements would be delayed. The lawsuits, which were consolidated, alleged violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. The U.S. District Court for the Southern District of California dismissed the plaintiffs’ amended consolidated complaint with prejudice on March 29, 2006. An appeal can be brought forward within 30 days of the entry of judgement.

There can be no assurance that the resolution of any of these matters or other litigation or investigations will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Government regulations may result in the prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may adversely affect the Company’s business and results of operations.

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

The Company’s failure to comply with restrictive covenants under its credit facilities or debt could trigger default.

The Company’s failure to comply with restrictive covenants under its credit facilities or debt could result in a situation of default, that, if not cured, could lead the Company to be required to repay such borrowings before their due date. The need to refinance these borrowings on less favourable terms could adversely affect the Company’s results of operations and financial condition. The same applies for financing agreements that require the Company to maintain a certain credit rating.

Risks associated with the Company’s international operations, including currency fluctuations, may adversely affect the Company’s business or operating results.

The Company’s operations are conducted around the world. Operations in the Company’s markets are subject to risks inherent in international business activities, including, but not limited to:

•	foreign currency fluctuation;

•	varying economic and political conditions;

•	cultures and business practices in different regions;

•	overlapping of different tax structures;

•	accounting and reporting requirement compliance;

•	changing and, in some cases, complex or ambiguous laws and regulations; and

•	litigation claims and judgments.

The Company’s local operations are reported in the applicable foreign currencies and then translated into Euro at the applicable foreign currency exchange rates for inclusion in the Company’s consolidated financial statements. Exchange rates for currencies of these countries may fluctuate in relation to the Euro and these fluctuations may have an adverse effect on the Company’s operating results when foreign currencies are translated into Euro.

Adecco S.A.’s common shares are listed and traded on the SWX Swiss Exchange, the Euronext Premier Marché and, in the form of American Depository Shares (“ADSs”) on the New York Stock Exchange. The prices for Adecco S.A. common shares on the SWX Swiss Exchange are expressed in Swiss francs, the prices for Adecco S.A. common shares on Euronext are expressed in Euro, and the prices for ADSs on the New York Stock Exchange are expressed in U.S. dollars, but dividends on Adecco S.A. common shares, if any, are paid in Swiss francs. Fluctuations in the exchange rate between the Swiss franc or Euro and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of Adecco S.A. common shares on the SWX Swiss Exchange and the Euro price on the Euronext Premier Marché. These fluctuations are also likely to affect the market prices of Adecco S.A. ADSs and may negatively affect the U.S. dollar value of any dividend payments holders of Adecco S.A. ADRs may receive in the future.

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

In addition, further acquisitions would likely result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortisation expense related to intangible assets, which could have a material adverse effect on the Company’s results of operations, financial condition or liquidity.

The Company’s major shareholders, which include the Company’s Chairman and CEO, could have a significant impact on decisions taken by a meeting of shareholders.

As of December 31, 2005, 42,804,180 shares representing 22.8% of the total Adecco S.A. registered share capital were held by a group (the “Jacobs Group”) consisting of Jacobs Holding AG (formerly KJ Jacobs AG), Zurich, Switzerland - which represents the Jacobs Group and whose own shares and participation certificates are held by Jacobs Foundation and by the association Jacobs Familienrat (both Zurich, Switzerland) - Jacobs Venture AG, Baar, Switzerland, Triventura AG, Baar, Switzerland, Klaus J. Jacobs (the Company’s Chairman and CEO), and the following members of his family: Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs, and Nathalie Jacobs. The members of the Jacobs Group have entered into a voting trust agreement. In addition, the above mentioned Jacobs Group represented by Jacobs Holding AG is entitled and obliged, subject to certain conditions precedent, to acquire additional 12,000,000 shares representing 6.4% of the total Adecco S.A. shares issued at the date hereof by June 30, 2007. The direct and indirect ownership of a substantial percentage of the outstanding Adecco S.A. common shares by these shareholders provides them with significant voting power at a meeting of shareholders.

Holders of Adecco S.A. ADRs and U.S. shareholders may have a limited ability to participate in rights offerings.

Swiss law generally requires a corporation to offer its shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage whenever a Swiss corporation issues new shares, a concept known as “pre-emptive rights.” If by the terms of a rights offering or for any other reason it is impracticable to make the rights or net proceeds available to any holder of Adecco S.A. ADRs, Morgan Guaranty Trust Company of New York, as the depository of Adecco S.A. common shares represented by the ADSs and as the issuer of the ADSs, may allow the rights to lapse pursuant to the deposit agreement among Adecco S.A., Morgan Guaranty Trust Company of New York and, by virtue of ownership of the ADSs, the holders of Adecco S.A. ADRs. In addition, holders of Adecco S.A. ADRs in the United States may not be able to exercise pre-emptive rights through Morgan Guaranty Trust Company of New York unless a registration statement under the United States Securities Act of 1933 (the “Securities Act”) is effective with respect to these rights or an exemption from the registration requirements thereunder is available. The Company intends to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement, any benefits to it of enabling the holders of Adecco S.A. ADRs to exercise these rights and any other factors the Company considers appropriate at the time and then will make a decision as to whether to file any registration statement. Therefore, no assurance can be given that any registration statement would be filed. Similar restrictions apply to U.S. holders of Adecco S.A. common shares. To the extent holders of Adecco S.A. ADRs are unable to exercise their rights because a registration statement has not been filed and no exemption from the registration requirements under the Securities Act is available, Morgan Guaranty Trust Company of New York may attempt to sell the holders’ pre-emptive rights and distribute the net proceeds thereof, if any, to the holders of Adecco S.A. ADRs. In any of these cases, the holders’ equity interest in the Company would be diluted proportionately. Morgan Guaranty Trust Company of New York, after consultation with the Company, will have discretion as to the procedure for making pre-emptive rights available to holders of Adecco S.A. ADRs, or if the rights have value, which they frequently do not, in disposing of these rights and making the net proceeds available to these holders.

The Company is evaluating the possibility of deregistering its shares in the U.S.

The Company is evaluating the possibility of deregistering its shares under the U.S. Securities Exchange Act of 1934, in which event the Company would not be required, among other things, to file Annual Reports on Form 20-F or furnish Current Reports on Form 6-K with the U.S. Securities and Exchange Commission or comply with the U.S. Sarbanes-Oxley Act of 2002. Should the Company ultimately decide to seek deregistration of its shares in the U.S., it would terminate its ADR program and delist its ADSs from NYSE. In that case, the Company’s ADSs would not be traded on any stock exchange in the U.S.

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Company was formed as a result of the August 1996 merger of Adia S.A. (“Adia”) and Ecco S.A. (“Ecco”), pursuant to which each Ecco stockholder received Adia common shares or cash for each share of Ecco common stock they held. In connection with the merger with Ecco, Adia changed its name to Adecco S.A.

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

Adecco S.A. is a société anonyme, first registered on May 18, 1967 (under the name Adia), renamed Adecco S.A. in 1996, and organised under the laws of Switzerland, at 1275 Chéserex, Switzerland. Adecco S.A.’s principal corporate office is operated by its wholly owned subsidiary, Adecco management & consulting S.A., located at Sägereistrasse 10, 8152 Glattbrugg, Switzerland. Adecco management & consulting’s telephone number is +41 44 878 8888.

Corporate Structure

Adecco S.A. is the ultimate parent company within the Company. Adecco S.A. shares are listed and principally traded on the SWX Swiss Exchange. Adecco S.A. shares are also listed on Euronext Premier Marché and Adecco S.A. ADSs trade on the New York Stock Exchange. See Item 9 — “The Offer and Listing”.

See Exhibit 8.1 for a listing of the Company’s significant subsidiaries.

Acquisitions and Disposals

Since its formation, the Company has pursued a strategy of growing in part through acquisitions of other personnel services businesses. These acquisitions included Delphi Group and Career Staff in 1999 and the significant operations of Olsten Corporation in 2000.

In 2005 and 2006 to date, the Company completed the following three acquisitions:

Altedia. In March 2005, the Company acquired, through a 70 % owned subsidiary (“Adecia”), 50.5% of the outstanding share capital (49.0 % of the voting rights) of Altedia from its founders at a cash purchase price of EUR 19 per share. Adecia then launched a tender offer to purchase the remaining shares of Altedia at a cash purchase price of EUR 19 per share. The tender offer was financed by a loan from the Company in the amount of EUR 57. By July 2005, Adecia had acquired 100% of Altedia as a result of the completed tender offer for a purchase price of EUR 91, net of EUR 8 cash acquired. In November 2005, the Company increased its shareholding in Adecia to 85 % via conversion of the EUR 57 loan to equity. As a result of the acquisition approximately EUR 87 and EUR 27 of goodwill and intangible assets, respectively, were recorded. Altedia is a human resources consulting company with operations in Europe that specialises in the fields of reorganisation, career transition and social engineering, human capital, and external communication. The terms of the Adecia shareholder arrangement give the Company the right to purchase from the founders and the founders the right to sell to the Company the 15 % minority interest in Adecia at a price based on the three-year average EBITDA beginning in 2008.

Humangroup. In June 2005, the Company acquired 100% of the outstanding share capital of Humangroup, a Spanish human resources services company, for a cash purchase price of EUR 57, net of cash acquired. As a result of the acquisition, approximately EUR 51 and EUR 11, of goodwill and intangible assets, respectively, were recorded. Humangroup offers staffing services and outsourcing solutions in Spain.

DIS. On January 9, 2006, the Company announced that it had entered into an agreement to acquire approximately 29 % of DIS Deutscher Industrie Service AG (“DIS”) total shares outstanding at a price per share of EUR 54.50, subject to regulatory approval. At the same time, the Company also announced its intention to launch a voluntary public tender offer for the remaining shares at the same price. The tender offer was launched on February 6, 2006. On February 13, 2006, an agreement was reached with certain shareholders to purchase an additional 38% of DIS shares (some of which were subject to regulatory approval) at a price of EUR 58.50 per share, thereby increasing the tender offer price to EUR 58.50 per share. Regulatory approval was obtained from the European Union on March 3, 2006 and on March 8, 2006 the tender offer was concluded. As a result of the various agreements, purchase of shares on the open market, and the tender offer, the Company’s total shareholding in DIS amounts to approximately 83% as of the date of this Annual Report. Total acquisition costs for the 83% shareholding are estimated to be EUR 580. To finance the acquisition of DIS and fulfill payment of the net purchase price in connection with the voluntary public offer, the Company entered into an agreement on January 13, 2006 for a EUR 695 term loan facility under which the Company is entitled to request credit lines with terms of up to 6 months within 180 days after signing of the credit agreement. Interest on the facility is charged at EURIBOR plus a margin of 0.275%. The Company has an option to extend the 180 day period by 12 months. To refinance the EUR 695 term loan facility, the Company is in the process of issuing a Eurobond. The Eurobonds have not been and will not be registered under the Securities Act of 1933 and may not be offered and sold in the U.S. absent an applicable exemption from the registration requirements of the Act.

Business Overview

The Company is the global leader in human resource services including temporary staffing and permanent placement, specialist and professional staffing, and career services consulting and outplacement. The Company’s network of 6,600 branches and over 33,000 full-time equivalent employees in over 70 countries and territories at the end of 2005 connects over 700,000 associates with over 150,000 clients. Registered in Switzerland and managed by a multinational team with expertise in markets worldwide, the Company delivers a broad range of human resource services to meet both the needs of small and large business clients as well as those of qualified associates.

The staffing industry is fragmented and highly competitive. Customer demand is dependent upon the overall strength of the labour market as well as an established trend towards greater workforce flexibility. More liberal labour market laws, particularly for temporary staffing, are beneficial for the industry and have been a driver for greater workforce flexibility. The business is also strongly influenced by the macroeconomic cycle, which typically results in growing demand for employment services during periods of economic expansion and, conversely, contraction of demand during periods of economic downturn. Due to the sensitivity to the economic cycle, forecasting demand for staffing and human resource services is difficult. Typically, customers are not able to provide much advance notice of changes in their staffing needs. Responding to the customer’s fluctuating staffing requirements in a flexible way is a key element of the Company’s strategy and the underlying basis for its diverse staffing and human resource services network.

Anticipating trends in demand is also important to managing internal cost structure. This coupled with our ability to maximise our overall resources and to enhance competitive advantage through our wide variety of services and locations while maintaining standards of quality to both our clients and associates are key components to achieving profitability targets during any part of the economic cycle.

Organisation and Strategy

In January 2006, the division structure was replaced by a geographical structure combined with newly introduced global business lines through which the Company’s main professional services will now be marketed and managed: Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events; and Adecco Human Capital Solutions. The Company’s country heads continue to manage directly the industrial and office staffing business, while supporting the expansion of and driving efficiency across the global professional business lines at the country level.

The Company’s strategy includes:

•	Optimising the business mix and profitability by further expanding into professional staffing, HR consulting and other higher-margin segments;

•	Focusing on key geographies to strengthen operational excellence and investing in key developing regions;

•	Managing through a diversified multi-national team; and

•	Consolidating back offices to one per country and focusing investments on the Adecco brand in order to achieve cost efficiencies.

Overview by 2005 division

During 2005, the Company’s services were marketed and managed through three divisions:

•	Adecco Staffing provided flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical, manufacturing and telecommunications sectors. At December 31, 2005, the Adecco Staffing Division operated in over 50 countries across Europe, North and South America, Asia Pacific, the Middle East and Africa from a network of approximately 5,900 branches;

•	Ajilon Professional offered specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance, accounting and legal, engineering, and high-end clerical support. At December 31, 2005, the Ajilon Professional Division operated in 15 countries across North America, Europe and Asia from a network of approximately 520 branches; and

•	LHH Career Services provided outplacement, restructuring, and talent solutions services. At December 31, 2005, the LHH Career Services Division operated approximately 160 branches across North America and Europe.

From May 2002, when jobpilot was acquired, until April 2004, when jobpilot was disposed of, the Company had a fourth division, e-HR Services & Others. The operating results, assets and liabilities, and cash flows related to the sold business have been classified as discontinued operations.

	Revenues by Division Fiscal Year Ended
	2005	2004	2003
Adecco Staffing	EUR 16,085	EUR 15,287	EUR 14,336
Ajilon Professional	2,026	1,797	1,678
LHH Career Services	192	155	212

Total revenues	EUR 18,303	EUR 17,239	EUR 16,226

In 2005, the Adecco Staffing, Ajilon Professional and LHH Career Services divisions generated 88%, 11% and 1% of total revenues, respectively. In 2004 and 2003, the Adecco Staffing, Ajilon Professional and LHH Career Services divisions contributed 89%, 10% and 1%, respectively, of total revenues.

Within the divisions during 2005, management was principally organised by region, defined as North America (United States and Canada), Europe (primarily France, the United Kingdom, Belgium, Germany, Italy, the Netherlands, Spain and Switzerland), Asia Pacific (primarily Japan and Australia), and the Rest of World (primarily Latin America).

Overview by 2005 service lines

Revenues and gross profits derived from temporary staffing totalled 94% and 81% in 2005, respectively, compared to 94% and 83% in 2004, respectively. In 2003, revenues and gross profits from temporary staffing totalled 94% and 81%, respectively. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service. The temporary associate is paid the net hourly amount after statutory deductions on a daily, weekly or monthly basis. Certain other employer payroll-related costs are incurred and the net difference between the amounts billed and payroll costs incurred is reported as gross profit. Temporary associates’ salaries and wages comprised 77%, 76% and 75% of total temporary staffing direct costs of services in 2005, 2004 and 2003, respectively. Social charges and benefits for the Company’s associates accounted for 20%, 21% and 21% of total temporary staffing direct costs of services in 2005, 2004 and 2003 respectively.

Revenues and gross profits derived from outsourcing, outplacement, and permanent placement services totalled 6% and 19% in 2005, respectively, compared to 6% and 17% in 2004, respectively and to 6% and 19% in 2003, respectively. The terms of outsourcing and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service. For permanent placement services, the placement fee is directly negotiated with the client. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established, based on historical information, for any non-fulfilment of permanent placement obligations. Outplacement and permanent placement services provide significantly higher gross margins.

Overview by region

	Revenues by Region			2005 vs 2004 % variance		2004 vs 2003 % variance
	2005	2004	2003	EUR	Constant Currency	EUR	Constant Currency
	(52 weeks)	(53 weeks)	(52 weeks)
Europe	EUR 12,174	EUR 11,298	EUR 10,334	8	8	9	9
North America	3,614	3,698	3,849	(2)	(2)	(4)	6
Asia Pacific	2,020	1,845	1,653	9	10	12	13
Rest of World	495	398	390	24	21	2	12

Total revenues	EUR 18,303	EUR 17,239	EUR 16,226	6	6	6	9

During 2005, the Company generated 66% of its revenues in Europe, 20% in North America, 11% in Asia Pacific and 3% in the Rest of the World. During 2004, the Company generated 66% of its revenues in Europe, 21% in North America, 11% in Asia Pacific and 2% in the Rest of the World. For 2003, the comparable percentages were 64%, 24%, 10% and 2%, respectively.

Revenues in 2005 in Europe increased by 8% to EUR 12,174. In North America, revenues decreased by 2% to EUR 3,614 in 2005. In Asia Pacific, revenues increased by 9% and by 10% in constant currency to EUR 2,020 in 2005. In the Rest of the World revenues increased by 24% and by 21% in constant currency.

Revenues in 2004 in Europe increased by 9% to EUR 11,298. In North America, revenues decreased by 4% to EUR 3,698 in 2004 largely due to the weakening of the U.S. dollar against the Euro. In constant currency, North American revenues increased by 6%. In Asia Pacific, revenues increased by 12% and by 13% in constant currency to EUR 1,845 in 2004. In the Rest of the World revenues increased by 2% and by 12% in constant currency.

For further discussion, see Item 5. “Operating and Financial Review and Prospects” of this Annual Report.

Europe

At December 31, 2005, the Company operated in Europe in 4,405 branches, producing 66% of the Company’s consolidated revenues in 2005. The largest European markets by revenues are described below:

•	France

At December 31, 2005, the Company operated in France in 1,839 branches, producing 34% of the Company’s consolidated revenues in 2005. In France, the Company offers temporary staffing services, permanent placement services, and other human resources solutions and operates under the main brands: Adecco, Adia, Altedia, Alexandre TIC, Quick Medical Services, Novitec, Ajilon, Districom, Adectec, Cenergys, Phonecco, Setsys, and Lee Hecht Harrison. Additional brands include Adhom, Sydelis, Ordinter, France Interim, Cefope, Movadis, Oberthur, RH Facilities, Systel, and Magnetic.

•	United Kingdom

At December 31, 2005, the Company operated in the United Kingdom through 524 branches producing 9% of the Company’s consolidated revenues in 2005.

In the United Kingdom, the Company provides temporary staffing services, permanent placement services, and other human resources solutions through the following brands: Adecco, Ajilon, Computer People, Jonathan Wren, Office Angels, Roevin, and Adecco Alfred Marks.

•	Italy

At December 31, 2005, the Company operated in Italy through a network of 478 branches. Italy made up 6% of the Company’s consolidated revenues in 2005 and the Company offers temporary staffing services, permanent placement services, and other human resource solutions through the Adecco, Horecca, Adecco Formazione, Ajilon, and Adecco Paywise Systems brands. Temporary work was legalised in Italy in June 1997, and has expanded rapidly. Although the environment is liberal, under government regulations, barriers to entry and to serving certain sectors remain.

•	Benelux

At December 31, 2005, the Company operated 373 branches in the Benelux countries comprising 5% of the Company’s consolidated revenues in 2005. The Company offers temporary staffing services, permanent placement services, and other human resource solutions through the Adecco, Ajilon, and Lee Hecht Harrison brands.

•	Iberia

At December 31, 2005, the Company operated in Spain through a network of 461 branches and in Portugal through a network of 47 branches. The two countries made up 5% of the Company’s consolidated revenues. The Company entered the Spanish market in 1985 and, following deregulation in 1994, has expanded considerably, including through the 2005 acquisition of Humangroup. Within the Iberian region, the Company operates under the Adecco, Horecca, Adecco Formacion, Preventium, Adecco Paywise Systems, Atlas, Ajilon, Ajilon Accountants, AltaGestión, Eurocen, Extel, Eurovendex, Altedia, and Lee Hecht Harrison brands.

North America

At December 31, 2005, the Company operated in North America in 1,598 branches throughout the United States and Canada and produced 20% of the Company’s consolidated revenues. Within North America, the Company provides general and specialty temporary staffing services, permanent placement services, and other human resources solutions under the Adecco, Adecco Technical, Ajilon, Ajilon Communications, Ajilon Finance, Co-counsel, Millenium Staffing, Staffwise Legal and Lee Hecht Harrison brands. In the United States, the Company operates through company-owned, franchise and licensed branches.

Asia Pacific

At December 31, 2005, the Company operated in Asia Pacific in 347 branches, producing 11% of the Company’s consolidated revenues in 2005. The Company’s principal market in Asia Pacific is Japan.

•	Japan

At December 31, 2005, the Company operated in Japan in 153 branches which produced 8% of the Company’s consolidated revenues, principally in the Tokyo area. The Company anticipates that demand for its temporary personnel will remain strong in Japan, given that temporary staffing companies are now allowed to operate in the manufacturing sector, which was previously served exclusively by outsourcing companies. A change in the competitive landscape is also expected as large outsourcing companies that formerly operated in the manufacturing sector now share the expanded market with temporary staffing companies.

Seasonality

Our quarterly operating results are affected by the seasonality of our customers’ businesses. Demand for temporary staffing services historically has been lowest during the first quarter of the year.

Sources of Competition

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

In the personnel services industry, competition is generally limited to firms with branches located within a customer’s particular local market because temporary employees are generally unwilling to travel long distances. In most major markets, competitors generally include large publicly-traded companies and numerous regional and local competitors, some of which may operate in only that market. Competition may also be provided by governmental entities, such as state employment branches and job centres, in many European countries.

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

The internet is also changing the way staffing companies do business. The internet allows staffing companies to increase their revenues by providing improved services at a lower cost (through, for example, lower recruitment advertising costs, fewer branches and fewer internal staff members). Competition could intensify from on-line recruiters, resume distribution companies, and employer websites.

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

Personnel service firms compete in the local market and the Company’s branches are an important point of sales for local clients and to attract local candidates. The extensive branch network and the flexibility to open and close branches in response to market changes is a clear advantage not only to serve local businesses but also to best serve national and global clients that are managed centrally but resourced through local branches.

During the past year, the Company continued the deployment of its integrated IT concept revolving around central databases accessible to various levels via the web to colleagues (defined as permanent employees), clients and candidates. Web interfaces to the IT system enable:

•	Specialisation strategy according to candidates skills;

•	Cost reductions through process optimisation and economies of scale;

•	Sharing of candidate information amongst branches, providing better matching and faster placement capability;

•	Sharing of client information between branches providing improved cross-selling opportunities and coordination of services to multi-site clients; and

•	Ease, speed and consistency of analysis plus control for colleagues, clients and candidates.

By the end of 2005, Adecco had reached nine million unique candidates through its various candidate databases. In France alone, the candidate database, introduced in 2003, allowed 600,000 placements of candidates exchanged across branches during 2005; in addition, 350,000 candidates were sourced through the internet.

Xpert® Online, the Company’s web assessment system, is used in more than 48 countries, including the United States, Canada, United Kingdom, Italy, Spain, Benelux, Switzerland and Australia. More than seven million tests have been administered so far with this tool.

Trademarks

The Company and its subsidiaries maintain a number of trademarks, trade names, service marks and other intangible rights. The principal marks are the Adecco service mark and logo and the specialty brand service marks and logos, including Ajilon, Lee Hecht Harrison, Adia, Altedia, AltaGestión, Olsten, Office Angels, Computer People, Icon, AOC, Jonathan Wren, TAD Telecom, and Roevin. The Company believes it has taken reasonable steps to protect these trademarks and service marks in the major markets and countries where the Company operates and where such marks are used, as it deems appropriate. The Company is not currently aware of any infringements that would be likely to substantially impair the Company’s rights in such marks in the major markets and countries where such trademarks are used. Going forward the Company plans to focus investments on the Adecco brand.

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

In addition, collective bargaining agreements may address, complete, or modify certain areas that are subject to government regulation.

In most countries, including the United States, France and the United Kingdom, personnel services firms are considered the legal employers of their temporary personnel. Therefore, these firms are governed by laws regulating the employer/employee relationship, such as those on tax withholding or reporting, social security or retirement benefits, non-discrimination, workers’ compensation and compliance with immigration laws. In other countries, personnel services firms, while not the direct legal employers of temporary personnel, are still responsible for collecting taxes and social security deductions and transmitting these amounts to the taxing authorities.

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

The personnel services industry is closely regulated in all of the major markets in which the Company operates, except the United States, Canada and the United Kingdom. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services. These restrictions include regulations:

•	Affecting the type of work permitted; for example, Germany prohibits the use of temporary workers in construction work;

•	Restricting the maximum length of a temporary assignment, varying from 3 to 42 months; for example, in Japan, a temporary employee cannot work in a single manufacturing position for more than one year (it is expected this will change in 2007); in the Netherlands, a temporary employee who has worked for Adecco for 42 months automatically qualifies for a long-term contract (for an indefinite time);

•	Imposing requirements as to wage levels; for example, in France, Austria and Spain, wages paid to temporary workers must be the same as those paid to permanent workers;

•	Restricting the circumstances under which temporary personnel may be employed; for example, in France the government is not permitted to use temporary personnel services; and

•	Imposing bank guarantee requirements on temporary employment agencies in order to ensure the payment of salaries to temporary employees and the payment of social charges to national authorities mainly in France, Italy and Spain.

In some countries, special taxes, fees or costs are imposed in connection with the use of temporary personnel. For example, in France, to compensate for the non-continuous nature of their employment, temporary personnel are entitled to a 10% allowance of the temporary employee’s annual salary, pro-rated for the period of assignment, unless a new assignment is offered to them within three days. In some countries, the placement by private companies of permanent workers for a fee is prohibited.

The proposed European Directive on Services in the internal market contemplates the removal of certain restrictions on staffing companies, such as restrictions on length of assignments, and attracted support in the staffing industry. In the attempt to prevent the directive from stalling in the European Parliament a compromise was reached on February 16, 2006 that excluded temporary work from the ambit of the directive. However, this is not the end of the legislative and political process in this matter, as the current proposal still has to be ratified by the Commission and Council of Ministers. In any case, the global trend towards deregulation continues as governments seek to resolve the enduring problem of unemployment and recognise that staffing companies may play a positive and key role in helping people obtain employment.

2005 was a year of consolidation in relation to changes that had been effected in regulations in countries such as Germany, France and Italy. Some of the changes envisaged for the future include:

•	Further modification of the Japanese legislation for temporary work that will make it possible starting March 1, 2007 to extend the period of contract for industrial staffing from one year to three years.

•	Confirmation in France for the addition of two new reasons for the use of temporary workers.

•	Approval for the reform of the labour contracts law in China containing specific provisions on “labour dispatch” (term used to denote the activities of private employment agencies). The draft law was published in March 2006 for public consultation in the wake of political controversy over the “labour dispatch” provisions and related provisions concerning the use of fixed term contracts.

Property, Plant & Equipment

The majority of the Company’s offices are leased, usually under short- or long-term leases containing commercially reasonable terms. Leasing of office space ensures higher flexibility to adapt to market requirements and manage liquidity. See Note 18 to the consolidated financial statements for further information on future lease commitments. The facilities owned and leased by the Company are well-maintained and sufficient for its business, currently and for the foreseeable future. None of the properties owned or leased by the Company is individually material to its operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The information in this discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the notes thereto that are prepared in accordance with U.S. GAAP and are included elsewhere in this Annual Report, Item 3. “Key Information” (including “Risk Factors”) and with the “Disclosure Concerning Forward-Looking Statements” at the beginning of this Annual Report.

Key performance indicators

We monitor operational results through a number of key performance indicators and use these measures of current operational performance along with qualitative information and economic trend data to direct the Company’s strategic focus.

These indicators include the following:

•	Business mix – the revenue split between temporary staffing, permanent placement and other services.

•	Bill rate – an average hourly billing rate for temporary staffing services indicating current price levels within a service line.

•	Pay rate – an average hourly payroll rate including social charges for temporary staffing services indicating current costs within a service line.

•	Temporary hours sold – the volume, reported on an hourly basis, of temporary staffing services sold.

•	Temporary associates – the yearly average of the weekly number of associates placed in temporary staffing positions.

•	Client base – the yearly average of the weekly number of active clients with whom the Company is working.

•	Permanent placements – the number of candidates placed in permanent job positions.

•	Average fee per placement – the average amount received for job placement services.

•	Days sales outstanding (“DSO”) – accounts receivable turnover.

•	Full time equivalent (“FTE”) employees – the number of full-time employees.

•	Branches – the number of locations where the Company performs human resource services.

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

Constant currency

Constant currency comparisons are calculated by multiplying the prior year functional currency amount by the current year’s foreign currency exchange rate. Management believes that constant currency comparisons are important supplemental information for investors because these comparisons exclude the impact of changes in foreign currency exchange rates, which are outside the Company’s control, and focus on the underlying growth and performance.

Net debt

Management monitors outstanding debt obligations by calculating net debt. Net debt comprises short-term and long-term debt (and off balance sheet debt in 2003 relating to the external debt financing in the U.K. securitisation program) less cash and cash equivalents and short-term investments.

The following table reconciles net debt to the most directly comparable financial measures calculated in accordance with U.S. GAAP:

Net debt (in EUR)	31.12.2005	2.1.2005	28.12.2003
Short-term debt and current maturities of long-term debt	550	230	377
Off-balance sheet debt	0	0	36
Long-term debt, less current maturities	722	1,272	1,479
	1,272	1,502	1,892
Less:
Cash and cash equivalents	468	879	565
Short-term investments	380	324	403
Net debt	424	299	924

Operating Results

The table below includes a summary of consolidated financial data for the three fiscal years 2005, 2004 and 2003:

	For the Fiscal Years Ended
	EUR			Percentage
	2005	2004	2003	2005	2004	2003
	(52 weeks)	(53 weeks)	(52 weeks)
Revenues	18,303	17,239	16,226	100%	100%	100%
Direct costs of services	(15,217)	(14,365)	(13,469)	(83.1)	(83.3)	(83.0)

Gross profit	3,086	2,874	2,757	16.9	16.7	17.0
Selling, general and administrative expenses	(2,469)	(2,343)	(2,242)	(13.5)	(13.6)	(13.8)
Amortisation of intangible assets	(3)	(1)	(6)	(0.0)	(0.0)	(0.1)

Operating income	614	530	509	3.4	3.1	3.1
Interest expense	(52)	(62)	(70)	(0.3)	(0.4)	(0.4)
Other income/(expense), net	43	8	0	0.2	0.1	0.0
Income applicable to minority interests	(2)	0	0	0.0	0.0	0.0

Income before income taxes, discontinued operations, and cumulative effect of change in accounting principle	603	476	439	3.3	2.8	2.7
Provision for income taxes	(150)	(174)	(128)	(0.8)	(1.1)	(0.8)

Income from continuing operations and before cumulative effect of change in accounting principle	453	302	311	2.5	1.7	1.9
Income/(loss) from discontinued operations	—	30	(3)	—	0.2	—
Cumulative effect of change in accounting principle, net of tax	—	—	(3)	—	—	—

Net income	453	332	305	2.5	1.9	1.9

Per share data in EUR:
Basic net income	2.43	1.77	1.63	—	—	—
Diluted net income	2.34	1.69	1.61	—	—	—

Overview

2005 saw a strengthening of the overall business environment and continued growth in demand for staffing and human resource services. Countries undergoing favourable regulatory changes, such as Germany and Japan, experienced strong growth. Demand for outplacement services declined during 2005 as demand for these services weakens during a period of economic strength.

The Company’s strategic focus during 2005 was on organic growth through the strengthening of current operations and expansion of the branch network while maintaining tight cost control. The Company concluded 2005 with the following financial highlights:

•	revenue grew 6% to EUR 18,303;

•	operating income increased 16% to EUR 614;

•	net income increased 37% to EUR 453.

During 2005, the Company made strategic acquisitions in an effort to expand its service offering and to gain market share in existing markets and to develop new markets. This strategy was illustrated in the first quarter of 2005, when the Company announced its investment in Altedia, a leading human resources consulting company in France, which strengthens the LHH Career Services operations. In the second quarter, the Company acquired the Spanish human resources service company, Humangroup, which clearly secured the number one temporary staffing market position in Iberia. The addition of Staffwise Legal in the third quarter in the U.S. further strengthens the Company’s professional expertise in the legal market.

Results of Operations – Year Ended December 31, 2005 compared to Year Ended January 2, 2005

Revenues

Revenues increased 6% to EUR 18,303 in 2005. This growth was driven primarily by a temporary staffing volume increase as temporary hours sold rose 6% to 1,162 million. During 2005, permanent placement and outsourcing revenues grew at a significantly faster rate than outsourcing revenues thus underscoring the general economic upswing. Permanent placement revenues grew 24% to EUR 256.

Currency fluctuations had a minimal impact on 2005 revenues.

The fiscal year 2005 included 52 weeks compared to 53 weeks in 2004. In 2005, the Company recognised an increase in revenues of 8%, excluding the impact of the additional week reported in 2004. The additional week in 2004 added approximately EUR 214 or 1% to revenues.

The divisional breakdown of revenues is presented below:

Divisional breakdown of revenues (in EUR)	2005	2004	% variance		% variance (2004 52 weeks)
	(52 weeks)	(53 weeks)	EUR	Constant Currency	EUR	Constant Currency
Adecco Staffing	16,085	15,287	5	5	7	7
Ajilon Professional	2,026	1,797	13	13	14	15
LHH Career Services	192	155	24	26	25	27
Adecco Group	18,303	17,239	6	6	8	8

Adecco Staffing division

Within the Adecco Staffing division, 5% revenue growth was driven by an increase of 6% in temporary hours sold. Permanent placement revenues increased by 32% to EUR 132. The geographical distribution of total Adecco Staffing division revenues is illustrated below:

Adecco Staffing division revenues (in EUR)	2005	2004	% variance		% variance (2004 52 weeks)
	(52 weeks)	(53 weeks)	EUR	Constant Currency	EUR	Constant Currency
France	6,113	6,066	1	1	2	2
Italy	1,034	965	7	7	8	8
Iberia	874	668	31	31	33	33
Benelux	815	744	10	10	11	11
United Kingdom	804	742	8	9	9	10
Other Europe	1,466	1,214	21	20	23	21
Europe	11,106	10,399	7	7	8	8

United States	2,536	2,701	(6)	(5)	(5)	(4)
Other North America	180	170	6		7	1
North America	2,716	2,871	(5)	(5)	(4)	(4)

Japan	1,305	1,187	10	13	11	14
Other Asia Pacific	463	432	7	4	8	5
Asia Pacific	1,768	1,619	9	10	10	12

Rest of World	495	398	24	21	26	23

Total Adecco Staffing	16,085	15,287	5	5	7	7

Adecco Staffing Europe

Europe’s revenues rose 7% to EUR 11,106 in 2005. This overall growth was primarily due to a temporary staffing volume increase as temporary hours sold rose 4% to 605 million. Additionally temporary staffing services bill rates increased by 2%.

In France, revenues increased 1% to EUR 6,113 in 2005. Temporary hours sold decreased by 2% and bill rates increased by 3%. Year on year the client base also increased by 3%. Italy recorded revenue growth of 7% to EUR 1,034 in 2005 as temporary hours sold increased 5%. In Iberia, revenues grew 31% boosted by the acquisition of Humangroup to EUR 874 in 2005. Excluding the acquisition, Iberia’s revenues increased 8%. In the Benelux countries, revenues increased by 10% to EUR 815 in 2005 resulting from a temporary hours sold increase of 10%. U.K. revenues grew 8%, or 9% in constant currency, to EUR 804 in 2005 as temporary hours sold increased 5% and bill rates grew 4%. In the other European countries, Germany achieved strong revenue growth of 13% to EUR 365 in 2005, reflecting a 16% growth in temporary hours sold and a 3% decrease in average bill rates. Revenue growth in the Nordic countries was 33%, and 31% in constant currency due to an increase in temporary hours sold of 25% and a bill rate growth of 6%. In Switzerland, an increase in temporary hours sold of 12% led to an increase of revenues of 12%, or 13% in constant currency.

Adecco Staffing North America

Revenues in North America decreased by 5% to EUR 2,716 in 2005. Due to its focus on profitable clients, North America decreased its client base by 5% in 2005 and temporary hours sold fell by 9% accordingly. Average bill rates increased 4% reflecting a shift in mix towards more profitable accounts.

Adecco Staffing Asia Pacific

Asia Pacific achieved revenue growth of 9%, or 10% in constant currency, to EUR 1,768 in 2005. In Japan, deregulation has further removed barriers to temporary employment. Combined with the improved economic environment Japanese revenues grew 10%, or 13% in constant currency, to EUR 1,305.

Ajilon Professional division

Within the Ajilon Professional division, revenue growth of 13% was driven by a 9% increase in temporary hours sold. Revenues from permanent placement grew 15% to EUR 121. The geographical revenue distribution is illustrated below:

Ajilon Professional division revenues (in EUR)	2005	2004	% variance		% variance (2004 52 weeks)
	(52 weeks)	(53 weeks)	EUR	Constant Currency	EUR	Constant Currency
United Kingdom	766	681	13	14	14	15
Other Europe	221	192	15	15	17	17
Europe	987	873	13	14	15	15

United States	658	591	11	12	13	14
Other North America	129	107	20	13	23	15
North America	787	698	13	12	14	14

Asia Pacific	252	226	11	10	13	12

Total Ajilon Professional	2,026	1,797	13	13	14	15

Ajilon Professional Europe

Europe’s revenues grew 13%, or 14% in constant currency, to EUR 987 mainly due to temporary staffing. Temporary hours sold increases of 5% drove overall revenue growth, together with bill rate increases of 5%.

Ajilon Professional North America

Revenues in North America increased 13% to EUR 787. In constant currency, revenues increased 12%. The client base grew by 20% contributing to an increase in temporary hours sold of 13% in 2005. These increases were partially offset by a 1% decrease in bill rates. Permanent placement revenues increased by 41%.

Ajilon Professional Asia Pacific

Asia Pacific achieved an 11% revenue increase, or 10% in constant currency to EUR 252. Temporary hours sold rose 9% mainly because of Japan.

LHH Career Services division

Within the LHH Career Services division, revenue distribution is illustrated below:

LHH Career Services division revenues (in EUR)	2005	2004	% variance		% variance (2004 52 weeks)
	(52 weeks)	(53 weeks)	EUR	Constant Currency	EUR	Constant Currency
Europe	81	26	218	218	222	223
North America	111	129	(14)	(13)	(14)	(12)
Total LHH Career Services	192	155	24	26	25	27

LHH Career Services experienced an increase in revenues of 24%, and 26% in constant currency, to EUR 192 in 2005. This increase is due to the acquisition of Altedia. Excluding Altedia, revenues decreased by 12% in constant currency reflecting the counter-cyclical effect of economic recovery on outplacement services – as the economy strengthens, fewer layoffs occur and the demand for outplacement services decreases.

Gross profit

Gross profit increased 7%, and 8% in constant currency, to EUR 3,086 in 2005. Gross margin improved 20 basis points (“bp”) to 16.9% versus 2004.

The gross margin percentages by service line shows that the temporary staffing gross margin of 14.5% decreased by 10 bp from 2004 to 2005. In 2005, permanent placement activity contributed 130 bp to the Company’s gross margin, an increase of 30 bp compared to 2004. The contribution of outplacement to the Company’s gross margin remained stable at 80 bp. Altedia compensated for the continued difficult trading conditions in the outplacement market.

The contributors to the Company’s gross margin by service lines are as follows:

Gross margin contributors by service lines	2005	2004
– Temporary Staffing	14.5%	14.6%
– Adecco	14.1%	14.2%
– Ajilon	0.4%	0.4%
– Permanent Placement	1.3%	1.0%
Temporary Staffing & Permanent Placement	15.8%	15.6%
Other	0.3%	0.3%
Outplacement	0.8%	0.8%
Adecco Group	16.9%	16.7%

Gross profit was also affected by past changes in social legislation in France, the adoption of which resulted in the lower social security charges. The Company established provisions to cover the risk of non-compliance with the various legislation. The results of audits by local governments, the expiration of the statutes of limitation and better historical information led to a change in estimate that resulted in a reduction of provisions. This provision reduction amounted to EUR 11 and EUR 38 in 2005 and 2004, respectively.

Selling, general and administrative expenses

During 2005, the Company focused on expansion in key markets and, at the same time, maintained an emphasis on cost control. Although selling, general and administrative expenses (“SG&A”) decreased as a percentage of revenues by 10 bp to 13.5% in 2005 from 13.6% in 2004. SG&A increased 5%, or 6% in constant currency, to EUR 2,469 in 2005.

In 2004, SG&A costs included additional costs of EUR 83 associated with the 2003 financial reporting delay, including additional audit work, litigation, and investigations, which were incurred in 2004. Excluding the impact of the costs associated with the 2003 financial reporting delay, SG&A increased by 9% and increased as a percentage of revenues by 40 bp from 13.1% in 2004.

Compensation expenses, which comprised 67% of total SG&A, increased to EUR 1,649 in 2005, or 14%. The increase was mainly due to the Company’s expansion of its branch network and the resulting increase in FTE employees. The average branches and the average FTE employees during 2005 increased 8% to 6,463 and 13% to 32,426, respectively. At year-end, actual branches exceeded 6,600 and actual FTE employees approximated 33,000.

The following table shows the increase in the average of FTE employees and the average of branches by division:

Divisional breakdown (Yearly average)	FTE employees			Branches
	2005	2004	% variance	2005	2004	% variance
Adecco Staffing	26,577	23,831	12	5,823	5,433	7
Ajilon Professional	4,069	3,627	12	493	468	5
LHH Career Services	1,209	825	47	147	111	33
Corporate	571	398	44
Adecco Group	32,426	28,681	13	6,463	6,012	8

The following table shows the average FTE employees and the average branches by region:

Regional breakdown (Yearly average)	FTE employees			Branches
	2005	2004	% variance	2005	2004	% variance
Europe	20,717	18,280	13	4,267	3,904	9
North America	6,388	5,848	9	1,591	1,593	0
Asia Pacific	3,365	3,102	9	343	292	17
Rest of World	1,956	1,451	35	262	223	18
Adecco Group	32,426	28,681	13	6,463	6,012	8

Marketing expenses increased 1% to EUR 93 in 2005. Bad debt expense decreased by EUR 13 to EUR 12 which reflects the positive effects of the continued focus on collections and of improvements in customer operations.

In 2004, SG&A was reduced by a change in estimate of French payroll liability provisions of EUR 13. In 2005 there was no such reduction.

Operating income

Operating income increased 16%, to EUR 614 in 2005. Operating income margin improved 30 bp to 3.4% in 2005 compared to 2004. The costs associated with the 2003 financial reporting delay reduced operating income margin in 2004 by 50 bp. Excluding these costs, operating income in 2004 was EUR 613.

The breakdown of operating income is presented in the following table:

					% variance
Operating income (in EUR)	2005	% of revenues	2004	% of revenues	EUR	Constant Currency
Adecco Staffing	626	3.9	622	4.1	1	1
Ajilon Professional	107	5.3	86	4.8	25	25
LHH Career Services	18	9.3	26	17.0	(32)	(30)
Total divisions	751	4.1	734	4.3	2	2
Costs associated with 2003 financial reporting delay			(83)
Stock-based compensation expense	(11)		(20)
Corporate expenses	(123)		(100)
Amortisation of intangible assets	(3)		(1)
Adecco Group	614	3.4	530	3.1	16	16

Adecco Staffing

Adecco Staffing’s operating income increased 1% to EUR 626 in 2005. Gross margin remained stable at 15.0% in 2005 compared to 2004. SG&A increased by 8% and as a percentage of revenues increased 30 bp to 11.2% in 2005.

Within Europe, operating income decreased 7% to EUR 479 in 2005. In France, excluding the impact of changes in estimates of French payroll provisions of EUR 11 in 2005 and EUR 51 in 2004, the return on revenues was 3.6% in 2005 compared to 3.8% in 2004. Expanded operations and a general increase in wages were the primary factors driving this decrease. Other major markets including Benelux, Nordics, Switzerland and Germany, achieved operating income growth of at least revenue growth. In Italy, the Company suffered during the year from price pressure. In the U.K. changes to business and customer mix, in particular the negative trend in the permanent placement business, combined with higher costs, eroded profitability.

North America further improved the profit situation in 2005 with an increase in operating income of 69%, or 65% in constant currency, to EUR 73 in 2005. This improvement was driven by a focus on profitable accounts, lower workers compensation charges and lower bad debt provisions.

Operating income for Asia Pacific showed a 21%, or 23% in constant currency, improvement to EUR 72 in 2005, principally due to both a gross margin increase and SG&A percentage of revenue decline.

Ajilon Professional

Ajilon Professional’s operating income increased by 25% to EUR 107 in 2005. Improvement in return on revenues was achieved in Europe and North America. Gross profit increased 13%, with a 10 bp increase in gross margin to 24.3% in 2005. SG&A increased 10% and SG&A as a percentage of revenue decreased by 40 bp to 19.1% in 2005.

LHH Career Services

LHH Career Services’ operating income decreased 32%, or 30% in constant currency to EUR 18 in 2005. LHH Career Services responded to the 12% revenue decline in constant currency when excluding Altedia, resulting from the counter-cyclical nature of the outplacement industry by decreasing average FTE employees by 3%, average branches by 5% and total SG&A by 5% in constant currency. The division continued to have the highest return on revenues, with a 9.3% return on revenues in 2005 compared to 17% in 2004.

Interest expense

Interest expense decreased by EUR 10 to EUR 52 in 2005 compared to EUR 62 in 2004, mainly due to a reduction in debt occurring primarily during the third quarter, and a change in the debt mix.

Other income/(expenses), net

Other income/(expenses), net, which includes interest income, foreign exchange gains and losses, and other non-operating income/(expenses), net, were EUR 43 in 2005 compared to EUR 8 in 2004. In the fourth quarter 2005, the Company realised a EUR 42 gain on the divestment of a minority holding in Professional Services Industries Holding, Inc. (“PSI”). The Company incurred EUR 13 of hedging costs in 2005, which was EUR 7 higher than in 2004.

Provision for income taxes

The provision for income taxes decreased by EUR 24 to EUR 150 in 2005 compared to EUR 174 in 2004. The effective tax rate for the fiscal year 2005 was 24.8% compared with 36.5% last year. The main contributing elements supporting this improvement are: the absence of expenses associated with the 2003 financial reporting delay, which received a lower tax benefit; the successful resolution of a number of prior years’ tax audits; and changes in tax legislation. The benefits from these favourable events during 2005 amounted to EUR 32.

Net income

Net income for 2005 increased by 37% to EUR 453, compared to EUR 332 in 2004. Basic EPS was EUR 2.43 for 2005 compared with EUR 1.77 for 2004. In the fourth quarter of 2005, the sale of a minority holding in PSI was completed, which added EUR 31, net of taxes, to the 2005 net income in addition to the EUR 32 income tax benefits from favourable events during 2005. In 2004 a gain on the sale of jobpilot of EUR 30 and the costs associated with the financial reporting delay of EUR 83, or EUR 76, net of tax, is included in the 2004 net income.

Outlook

The key drivers for our industry are global GDP trends in developed and emerging markets; increased demand for temporary labour generally but particularly across professional segments as skill shortages rise; and more favourable regulation. These indicators remain broadly positive for the staffing services market in 2006.

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

The trend towards more favourable regulation of labour markets is continuing.

The Company therefore remains committed to its objective of growth, at or above market rates. At the same time management is confident that the focus on key geographical regions combined with the global professional business line organisations will allow the Company to improve profitability. Further, the Company plans to intensify efforts to enhance its return on invested capital by further emphasising its value-based management incentives system.

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

The divisional breakdown of revenues is illustrated below:

Divisional breakdown of revenues (in EUR)	2004	2003	% variance		% variance (2004 52 weeks)
	(53 weeks)	(52 weeks)	EUR	Constant Currency	EUR	Constant Currency
Adecco Staffing	15,287	14,336	7	9	5	8
Ajilon Professional	1,797	1,678	7	10	6	9
LHH Career Services	155	212	(27)	(20)	(27)	(20)
Adecco Group	17,239	16,226	6	9	5	8

Adecco Staffing division

Within the Adecco Staffing division, revenue distribution is illustrated below:

Adecco Staffing division revenues (in EUR)	2004	2003	% variance		% variance (2004 52 weeks)
	(53 weeks)	(52 weeks)	EUR	Constant Currency	EUR	Constant Currency
France	6,066	5,675	7	7	6	6
Italy	965	837	15	15	14	14
Benelux	744	657	13	13	12	12
United Kingdom	742	693	7	6	6	5
Iberia	668	623	7	7	5	5
Other Europe	1,214	1,044	16	18	14	16
Europe	10,399	9,529	9	9	8	8

United States	2,701	2,800	(4)	7	(5)	5
Other North America	170	164	4	6	3	5
North America	2,871	2,964	(3)	7	(4)	5

Japan	1,187	1,071	11	14	9	12
Other Asia Pacific	432	382	13	13	12	12
Asia Pacific	1,619	1,453	11	13	10	12

Rest of World	398	390	2	12	1	10

Total Adecco Staffing	15,287	14,336	7	9	5	8

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

Ajilon Professional division

Within the Ajilon Professional division, the revenue distribution is illustrated below:

Ajilon Professional division revenues (in EUR)	2004	2003	% variance		% variance (2004 52 weeks)
	(53 weeks)	(52 weeks)	EUR	Constant Currency	EUR	Constant Currency
United Kingdom	681	599	14	12	12	11
Other Europe	192	175	10	11	8	9
Europe	873	774	13	12	11	10

United States	591	597	(1)	10	(2)	8
Other North America	107	107	1	3	(1)	1
North America	698	704	(1)	8	(2)	7

Asia Pacific	226	200	13	12	12	10

Total Ajilon Professional	1,797	1,678	7	10	6	9

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

Ajilon Professional Asia Pacific

Asia Pacific achieved a 13% revenue increase to EUR 226 mainly due to a 9% client base increase in Japan.

LHH Career Services division

Within the LHH Career Services division, the revenue distribution is illustrated below:

LHH Career Services division revenues (in EUR)	2004	2003	% variance		% variance (2004 52 weeks)
	(53 weeks)	(52 weeks)	EUR	Constant Currency	EUR	Constant Currency
Europe	26	31	(17)	(17)	(19)	(18)
North America	129	181	(28)	(20)	(29)	(21)
Total LHH Career Services	155	212	(27)	(20)	(27)	(20)

LHH Career Services experienced a decrease in activity of 27%, and 20% in constant currency, to EUR 155 in 2004. This decrease is due to lower merger and acquisition activity in 2004 and the counter-cyclical effect of economic recovery on outplacement services – as the economy strengthens, fewer layoffs occur and the demand for outplacement services decreases.

Gross profit

Gross profit increased by 4%, and 7% in constant currency, to EUR 2,874 in 2004. Gross margin was 16.7% in 2004 compared with 17.0% in 2003, a reduction of 30 bp. The breakdown of the contributors to gross margin by service line shows that the contribution of the temporary staffing services to the total gross margin of 14.6% was unchanged in 2004 compared to 2003. In 2004, permanent placement activity added 100 bp to the Company’s gross margin, an increase of 10 bp compared to 2003. However, because the gross margin of outplacement services is over 95%, a revenue decline in this service line significantly affects the Company’s overall gross profit and, accordingly, the decrease in outplacement services revenues reduced the Company’s gross margin by 40 bp.

The contributors to the Company’s gross margin by service lines are as follows:

Gross margin % contributors by service lines	2004	2003
Temporary Staffing	14.6%	14.6%
Adecco	14.2%	14.2%
Ajilon	0.4%	0.4%
Permanent Placement	1.0%	0.9%
Temporary Staffing & Permanent Placement	15.6%	15.5%
Other	0.3%	0.3%
Outplacement	0.8%	1.2%
Adecco Group	16.7%	17.0%

Gross profit was also affected by changes in social legislation in France, including the 35 hour work week agreement introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Company established provisions to cover the risk of non-compliance with this agreement. The results of audits by local authorities, the expiration of the statutes of limitation and better historical information led to a change in estimate that resulted in a reduction of provisions affecting the gross profit of EUR 38 in 2004 and EUR 61 in 2003. These changes in estimate had a positive impact of 20 bp in 2004 and of 40 bp in 2003.

Finally, in 2003, the U.S. increased provisions by EUR 34 which negatively impacted the 2003 gross margin by 20 bp.

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

The following table shows the change in yearly average FTE employees and branches by division:

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

The breakdown of operating income is presented in the following table:

					%variance
Operating income (in EUR)	2004	% of revenues	2003	% of revenues	EUR	Constant currency
Adecco Staffing	622	4.1	502	3.5	24	23
Ajilon Professional	86	4.8	57	3.4	51	57
LHH Career Services	26	17.0	68	31.9	(61)	(57)
Total divisions	734	4.3	627	3.9	17	18
Costs associated with 2003 financial reporting delay	(83)		(6)
Stock-based compensation expense	(20)		(6)
Corporate expenses	(100)		(100)
Amortisation of intangible assets	(1)		(6)
Adecco Group	530	3.1	509	3.1	4	5

Adecco Staffing

Adecco Staffing’s operating income increased 23% in constant currency to EUR 622 in 2004. Gross margin remained steady at 15.0% in 2004 and 2003. Although SG&A increased by 4% in constant currency, SG&A as a percentage of revenues decreased by 50 bp to 10.9% in 2004. In constant currency, these two increases translated a 9% revenue increase into a 23% operating income increase.

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

Ajilon Professional

Ajilon Professional’s operating income increased by 57% in constant currency to EUR 86 in 2004. Improvement in return on revenues was achieved in all regions of the division. The gross margin increase of 50 bp to 24.2% was led by a shift in business mix towards the higher margin permanent placement services in the IT, finance and accounting, and high-end clerical support sectors.

LHH Career Services

LHH Career Services’ operating income decreased 57% in constant currency to EUR 26 in 2004. LHH Career Services responded to the 20% revenue decline in constant currency, resulting from the counter-cyclical nature of the outplacement industry by decreasing average FTE employees by 14%, average branches by 3% and total SG&A by 7% in constant currency. The division continued to have the highest return on revenues, with a 17.0% return on revenues in 2004 compared to 31.9 % in 2003. In the first quarter of 2005, the Company announced an investment in Altedia, a leading human resources consulting company in France, which significantly expanded the division’s consulting capabilities in Continental Europe.

Interest expense

Interest expense decreased by EUR 8 to EUR 62 in 2004 compared to EUR 70 in 2003, mainly due to a decrease in interest rates, a reduction in debt occurring mainly in the fourth quarter, and a change in the debt mix.

Other income/(expense), net

Other income/(expense), net, which includes interest income, foreign exchange gains and losses, and other non-operating expenses, net, increased by EUR 8 in 2004 compared to 2003. Net foreign exchange losses, including hedging costs, decreased by EUR 2 to EUR 7 in 2004. Interest income increased by EUR 4 to EUR 15 in 2004. Non-operating expenses decreased by EUR 2 in 2004 compared to 2003.

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

Other factors impacting results of operations

The performance of the Company can be significantly influenced by, among other things, economic cycles; its ability to attract and retain qualified temporary personnel; governmental regulations; as well as foreign exchange and interest rate risk. For further discussion refer to Item 3 – “Key Information - Risk Factors”. Also see Item 4 – “Information on the Company - Regulation” and Item 5 – “Operating and Financial Review and Prospects - Foreign Currencies and Derivative Financial Instruments”.

Liquidity and Capital Resources

Liquidity is the ability to generate sufficient cash flows from operating activities to meet our obligations and commitments. In addition liquidity includes the ability to obtain appropriate financing. Currently, cash needed to finance the Company’s operations is primarily generated through operating activities, bank overdrafts, and the existing multicurrency credit facility. In 2003 and prior years, the Company also issued bonds to finance operations.

The principal funding requirements of the Company’s business include financing working capital and capital expenditures. Capital expenditures mainly comprise the purchase of computer equipment, capitalised software, and cost of leasehold improvements.

Within the Company’s working capital, trade accounts receivable, net of allowance for doubtful accounts, comprises approximately 76% of total current assets. Accrued salaries and wages, payroll taxes and employee benefits and sales and value added taxes comprise 57% of total current liabilities. Working capital financing needs increase as business increases.

Management believes that the ability to generate cash from operations combined with additional capital resources available are sufficient to support expansion of existing business activities and to meet short- and medium-term financial commitments. Additionally, the Company may utilise available cash resources to repay debt. For acquisitions, the Company may choose to utilise available cash resources or secure additional financing.

Analysis of cash flow statements

Cash flows from operations are generally derived from receipt of cash from customers less payments to temporary personnel, regulatory authorities, employees, and other operating disbursements. Cash receipts are dependent on general business trends, foreign currency fluctuations, and cash collection trends measured by DSO. DSO varies significantly within the various countries in which the Company has operations, due to the various market practices within these countries. In general, an improvement of DSO reduces the balance of accounts receivable resulting in cash inflows from operating activities. Cash disbursement activity is predominantly associated with scheduled payroll payments to the temporary personnel. Given the nature of these liabilities, the Company has limited flexibility to adjust its disbursement schedule. Therefore, there is typically not a direct relationship between the timing of cash receipts and disbursements.

For further information on the components of net debt, please see Item 5 - “Operating and Financial Review and Prospects Introduction – Non-U.S. GAAP information and financial measures”.

Year-Ended December 31, 2005 compared with Year-Ended January 2, 2005

Cash and cash equivalents and short-term investments decreased by a total of EUR 355 to EUR 848 at the end of 2005. The decrease was mainly due to the repayment of debt, cost of acquisitions, payment of dividends, purchase of treasury shares, and capital expenditures.

The following table illustrates the cash from or used in operating, investing and financing activities:

Summary of cash flows information (in EUR)	2005	2004
Net cash from operating activities of continuing operations	298	542
Net cash from/(used in) investing activities of continuing operations	(241)	113
Net cash used in financing activities of continuing operations	(478)	(407)

In 2005, cash flows from operating activities of continuing operations decreased by EUR 244 compared to 2004. This decrease is primarily attributable to the overall net increase in accounts receivable exceeding the overall net increase in accounts payable and accrued expenses. The additional week in 2004, which affected the timing of cash collections from our clients and timing of payments, had a positive impact on 2004 cash flows but consequently negatively impacted 2005. DSO remained at 60 days for the full year 2005.

The Company’s capital expenditures amounted to EUR 68 in both 2005 and 2004. Additionally, during 2005, the Company made several acquisitions. 100% of the total Altedia shares outstanding was acquired through an 85% owned subsidiary, for a total purchase price, net of cash acquired, of EUR 91 while the Humangroup was acquired for a total purchase price, net of cash acquired, of EUR 57. During 2005, the Company invested EUR 41, on a net basis, in short-term investments whereas in 2004 net proceeds amounted to EUR 110.

During 2005 and 2004, the Company repaid EUR 249 and EUR 336 of long-term debt, respectively. Further, in 2005 and 2004 dividend payments to shareholders were EUR 122 and EUR 86 respectively.

Cash settlements of derivative instruments resulted in a net outflow of EUR 44 in 2005 and a net inflow of EUR 107 in 2004.

Year-Ended January 2, 2005 compared with Year-Ended December 28, 2003

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

During 2004, cash flows from operating activities of continuing operations increased by EUR 89. This increase is primarily attributable to the net impact of an increase in accounts receivable and an increase of accounts payable and accrued expenses. The significant movements in accounts receivable and accounts payable and accrued expenses balances between 2004 and 2003 are primarily attributable to the following factors:

•	an increase in business during the last two months (the approximate period of time in which accounts receivable turn over) of 2004 compared to 2003; and

•	the addition of an extra week included in fiscal year 2004 and, because fiscal year 2004 ended on January 2, 2005, compared to December 28, 2003, the timing of cash collections from our clients and timing of payments varied.

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

Additional capital resources

As of December 31, 2005, the Company’s total capital resources amounted to EUR 3,448, comprising EUR 1,272 in debt and EUR 2,176 in equity, excluding treasury stock. Long-term debt was EUR 722 as of December 31, 2005 and EUR 1,272 as of January 2, 2005 and includes long-term notes, convertible notes, convertible bonds, and bonds. The borrowings, which are unsubordinated and unsecured, are denominated in Swiss francs, U.S. dollars, and Euros and have maturity dates ranging from 2006 to 2013. During 2005, the Company reduced its short and long-term debt including foreign currency effect by EUR 230.

Net debt increased by EUR 125 to EUR 424 as of December 31, 2005. This increase was mainly due to the following: the purchase of Altedia and Humangroup combined with dividend payments, the purchase of treasury shares, and capital expenditures offset by operating cash flow of EUR 298. Net debt is defined as short-term and long-term debt, off balance sheet debt less cash and cash equivalents and short-term investments. There was no off balance sheet debt as of year end 2005 and 2004.

To support short-term working capital and borrowing requirements, as of December 31, 2005, the Company had lines of credit amounting to EUR 316 of which EUR 26 was used.

In addition, the Company maintains a multicurrency revolving credit facility issued by a syndicate of banks which permits borrowings up to a maximum of EUR 580. The credit facility was entered into for general corporate purposes including refinancing of advances and letters of credit. The interest rate is based on LIBOR, or EURIBOR (for drawings denominated in Euro), plus a margin, which varies depending on the Company’s debt-to-EBITDA ratio. As of December 31, 2005 and January 2, 2005, there were no outstanding borrowings under the credit facility. As of December 31, 2005, the Company had EUR 416 available under the credit facility after utilising EUR 164 in the form of letters of credit.

Under the terms of the various short and long-term credit agreements, the Company is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 31, 2005, the Company was in compliance with all financial covenants.

See Note 8 to the consolidated financial statements for further information on financing arrangements.

The Company manages its cash position to ensure that contractual commitments are met and reviews cash positions against existing obligations and budgeted cash expenditures. The Company’s policy is to invest excess funds primarily in investments with original maturities of 12 months or less. The Company’s current cash and cash equivalents and short-term investments are invested primarily within Europe, with 16% invested in Switzerland and 70% invested in other European countries. There are no restrictions on the transferability of these funds among entities within the Company. See Note 4 to the consolidated financial statements for further information on short-term investments.

Contractual Obligations

The Company’s contractual obligations are presented in the following table:

Payments due by period (in EUR)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Short-term debt obligations	26	26
Long-term debt obligations	1,246	524	123		599
Interest on long-term debt obligations	124	37	14		73
Operating leases	496	136	192	112	56
Total	1,892	723	329	112	728

Short-term debt obligations consist of bank overdrafts and borrowings outstanding under the lines of credit. Long-term debt obligations consist primarily of EUR 363 and USD 190 of guaranteed notes both due and paid in March 2006 as well as EUR 599 of guaranteed convertible debt due 2013. These debt instruments were issued in part to refinance existing debt, optimise available interest rates, and increase the flexibility of cash management.

Future minimum rental commitments under non-cancellable leases comprise the majority of the operating lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations. Operating leases are employed by the Company to maintain the flexible nature of the branch network.

As of December 31, 2005, the Company’s commitments to acquire equipment amounted to EUR 2 while commitments under various marketing arrangements amounted to EUR 7 and other vendor arrangements amounted to EUR 5.

Additional funding requirements

On January 9, 2006, the Company announced that it had entered into an agreement to acquire approximately 29% of DIS total shares outstanding at a price per share of EUR 54.50, subject to regulatory approval. At the same time, the Company also announced its intention to launch a voluntary public tender offer for the remaining shares at the same price. The tender offer was launched on February 6, 2006. On February 13, 2006, an agreement was reached with certain shareholders to purchase an additional 38 % of DIS shares (some of which were subject to regulatory approval) at a price of EUR 58.50 per share, thereby increasing the tender offer price to EUR 58.50 per share. Regulatory approval was obtained from the European Union on March 3, 2006 and on March 8, 2006 the tender offer was concluded. As a result of the various agreements, purchase of shares on the open market and the tender offer, the Company’s total shareholding in DIS amounts to approximately 83% as of March 22, 2006. Total acquisition costs for the 83% shareholding are estimated to be EUR 580.

To finance the acquisition of DIS and fulfill payment of the net purchase price in connection with the voluntary public tender offer, the Company entered into an agreement on January 13, 2006 for a EUR 695 term loan facility under which the Company is entitled to request credit lines with terms of up to 6 months within 180 days after signing of the credit agreement. Interest on the facility is charged at EURIBOR plus a margin of 0.275%. The Company has an option to extend the 180 day period by 12 months. To refinance the EUR 695 term loan facility, the Company is in the process of issuing a Eurobond. The Eurobonds have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the U.S. absent an applicable exemption from the registration requirements of the Act.

The Company plans for approximately EUR 90 to be invested in fixed assets for existing operations including planned branch openings in 2006.

Further planned cash outflows include payment of contractual obligations disclosed in the above table and distribution of dividends for 2005 in the amount of CHF 1.00 per share to shareholders of record on the date of payment. The maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 186,097,645 and conditional shares of 21,222,915 is CHF 207. Payment of dividends is subject to approval by the Annual General Meeting of shareholders.

The Company has entered into certain guarantee contracts and standby letters of credit that total EUR 874, including those letters of credit issued under the multicurrency revolving credit facility. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the U.S. If the Company is not able to obtain and maintain letters of credit and/or guarantees from third parties then the Company would be required to collateralise its obligations with cash. Due to the nature of these arrangements and historical experience, the Company does not expect to be required to collateralise its obligations with cash.

Credit ratings

The Company’s most current credit rating from Moody’s is Baa3 with positive outlook and from Standard & Poor’s is BBB- with positive outlook. Both ratings are investment grade.

Currency

The financial results of foreign subsidiaries are translated into Euro, which the Company adopted as its reporting currency in 2003 in recognition of the significance of the Euro to the Company’s operations. In 2005, 52 % of total revenues were generated in the Euro zone. Amounts shown in the consolidated statements of operations and consolidated statements of cash flows are translated using average exchange rates for the period. In 2005, the average exchange rate for the U.S. dollar, British pound, Japanese yen, and Swiss franc, which comprised 18%, 9%, 8% and 2% of total revenues, respectively, weakened against the Euro. On the contrary, the average exchange rate for the Australian dollar and Canadian dollar, which each comprised 2 % of total revenues, strengthened against the Euro. With the exception of the Swiss franc, the year-end currency exchange rates for currencies used in translating the Company’s consolidated balance sheet, including the U.S. dollar, Japanese yen, British pound, Canadian dollar, and Australian dollar, strengthened against the Euro. For further discussion, see Item 11 — “Quantitative and Qualitative Disclosures about Market Risk”.

Foreign Currencies and Derivative Financial Instruments

The Company is exposed to market risk, primarily related to foreign exchange, interest rates, and equity market risk. Except for the equity market risk, these exposures are actively managed by the Company in accordance with written policies approved by the Board of Directors. The Company’s objective is to minimise, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Company’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures in the absence of natural hedges. For further discussion, see Item 11 — “Quantitative and Qualitative Disclosures about Market Risk”.

The Company uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. See Note 13 to the consolidated financial statements for further information on these interest rate swaps.

Depending on the amount of outstanding foreign currency forward contract hedges and the fluctuation of exchange rates, the settlement of these contracts may result in significant cash inflows or cash outflows.

Given the global nature of the Company’s business, the Company is exposed to foreign exchange movements, primarily in the currencies of the United States, the United Kingdom, Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Company enters into various contracts, such as foreign currency forward contracts and cross-currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets, equity, and commitments. During 2004, the Company restructured the financing of its investments in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. These contracts were closed during the course of 2005. See Note 13 to the consolidated financial statements for further information on these forward contracts.

Income Taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits in different tax jurisdictions and covering multiple years. Ultimate outcomes of these audits could, in a future period, have a significant impact on cash flows.

Research and Development

The Company’s research and development efforts are concentrated on developing and updating its training systems and employee selection programs. Expenditures for research and development are not material.

Off Balance Sheet Arrangements

The Company formerly maintained a securitisation agreement for certain U.K. receivables. On May 13, 2004, the Company elected to repay the outstanding balance of EUR 37, and the external debt financing of the U.K. securitisation agreement was terminated.

Accordingly, as of December 31, 2005 and January 2, 2005, there were no off balance sheet arrangements. Until May 2004, the Company accounted for its sales of individual interest in receivables to the multi-seller conduit (the “conduit”) as sales under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). As of December 28, 2003, the Company had sold GBP 36 (EUR 51) of undivided interests in receivables to the conduit.

Critical Accounting Policies, Judgements and Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Company has established a review process to monitor the application of new accounting policies and the appropriateness of estimates. Changes in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements or are material to the Company’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors, the Audit Committee, and the independent auditors. See Note 1 to the consolidated financial statements for further information on the Company’s significant accounting policies.

Accruals and provisions

Various accruals and provisions are recorded for sales and income taxes, payroll related taxes, pension and health liabilities, workers’ compensation, profit sharing, and other similar items taking into account local legal and industry requirements. The estimates used to establish accruals and provisions are based on historical experience, information from external professionals, including actuaries, and other facts and reasonable assumptions under the circumstances. If the historical data the Company uses to establish its accruals and provisions does not reflect the Company’s ultimate exposure, accruals and provisions may need to be increased or decreased and future results of operations could be materially affected.

On a routine basis, governmental agencies in some of the countries in which we operate will audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people employed, and the complexity of some payroll tax regulations, the Company may have some adjustments to the payroll tax remittances as a result of these audits. We make an estimate of the additional remittances that may be required and record the estimate as a component of direct costs of services or SG&A, as appropriate. The estimate is based on the results of past audits, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that actual experience differs from the estimates, the Company will increase or decrease the reserve balance.

The French government has instituted various social programmes, the adoption of which resulted in the recognition of a lower social security charge. In France, compliance with social security rules is subject to governmental audits for a defined period of years. A provision must be created not only for the amounts due to customers, but also to cover the risk of non-compliance findings of governmental audits. Estimates of provisions are based on historical experience. Expenses are included in direct costs of services, as well as in SG&A. Experience in complying with these rules, expiration of the statutes of limitation and the results of audits by local authorities, as well as changes in the laws governing these social programmes may require revision to management estimates and may materially impact the consolidated financial statements of the Company. Such revisions to estimates resulted in the release of provisions for social security charges to the consolidated statements of operations of EUR 11 in 2005 and EUR 51 in 2004, and EUR 94 in 2003, respectively.

In most states of the U.S., the Company is self-insured for workers’ compensation claims by temporary workers. The provision recognised is based on actuarial valuations which take into consideration historical claim experience and workers’ demographic and market components. Workers’ compensation expense is included in direct costs of services. Significant weakening of the U.S. market, changes in actuarial assumptions, increase of claims or changes in laws may require additional workers’ compensation expense. Improved claim experience may result in lower workers’ compensation premiums.

In the U.S., the Company incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. The Company has been advised by certain states that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. The Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of December 31, 2005, the Company has reserved EUR 9 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations or cash flows.

Allowance for doubtful accounts

The Company makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing percentages, based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. In the event that recent history and trends indicate that a smaller or larger allowance is appropriate, the Company would record a credit or charge to selling, general and administrative expenses during the period in which such determination was made. Since the Company cannot predict with certainty future changes in the financial stability of its customers, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. As of December 31, 2005, the Company had receivables in the amount of EUR 41 due from Siciliana Servizi Emergenza S.p.A. (“Si.S.e.”), an Italian agency of the Red Cross. Of this amount EUR 34 was past due at year-end. The Company has not established an allowance for doubtful accounts as it believes the amount to be fully collectible. As of December 31, 2005, January 2, 2005 and December 28, 2003 the Company had recorded an allowance for doubtful accounts of EUR 126, EUR 135 and EUR 125, respectively. Bad debt expense of EUR 12, EUR 25 and EUR 44 was recorded in 2005, 2004 and 2003, respectively.

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

Impairment of goodwill

The carrying value of goodwill is reviewed annually for impairment, at a reporting unit level. The annual impairment test is performed during the fourth quarter based on financial information as of November 1. In interim periods, an impairment test will be performed in the instance that an event occurs or there is a change in circumstances which would indicate that the carrying value of goodwill may be impaired.

In step one of the impairment test, the carrying value of each reporting unit is compared with the reporting unit’s fair value as determined using a combination of comparable market multiples, additional market information and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a standalone basis. The fair value of the reporting unit’s assets and liabilities is then compared with the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income.

Determining the fair value of a reporting unit and, if necessary, its assets and liabilities requires that the Company make certain estimates and judgements about assumptions which include expected revenue growth rates, profit margins, working capital levels, discount rates, and capital expenditures. Estimates and assumptions are based on historical and forecasted operational performance and consider external market and industry data. In 2005 and 2004, no impairment loss was recognised.

Differences between the estimates used by management in its assessment and the Company’s actual performance, as well as market and industry developments, changes in the business strategy that may lead to reorganisation of reporting units, and the disposal of businesses could all result in an impairment of goodwill.

Contingencies

In the ordinary course of business conducted around the world, the Company faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses these risks based on information available and assessments from external professionals.

As discussed in Note 18 to the consolidated financial statements, the Company is currently involved in various claims and legal proceedings, including securities class action lawsuits in the U.S., U.S. state unemployment tax reviews, and an antitrust investigation in France. Periodically, the status of each significant loss contingency is reviewed to assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, an accrued liability for the estimated loss is recorded. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the potential liability related to pending claims and litigation is reassessed and estimates are revised. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial position.

New accounting standards

See Note 1 to the consolidated financial statements for information on new accounting standards.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Pursuant to the Articles of Incorporation, the Board of Directors consists of five to nine members (Art. 20 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Members of the Board of Directors are elected for a term of office of one year, until the date of the next General Meeting of Shareholders, and may be re-elected for successive terms (Art. 20 sec. 2 and 3 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Adecco S.A.’s Articles of Incorporation do not limit the number of terms a member may be re-elected to the Board of Directors. Candidates to be elected or re-elected to the Board of Directors are proposed by the Board of Directors to the General Meeting of Shareholders.

Under Swiss law, a majority of the members of the Board of Directors of a Swiss company must be citizens of Switzerland or an EU or EFTA country and be domiciled in Switzerland. Adecco S.A. has been granted an exemption from this requirement.

The Board of Directors holds the ultimate decision-making authority of Adecco S.A. for all matters except those reserved by law or the Articles of Incorporation to the shareholders. It determines the overall strategy of the Company and supervises Senior Management.

The members of the Board of Directors as of the date of this Annual Report are as follows:

Jakob Baer (1944)

•	Member of the Board of Directors, Chairman of the Audit Committee, and member of the Corporate Governance Committee (all since October 1, 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

•	Swiss nationality.

•	Graduated Dr. iur. from the University of Bern, Switzerland.

•	Mr. Baer was member of the KPMG Switzerland executive team from 1992 until 1994, from then until September 30, 2004, KPMG Switzerland’s Chief Executive and member of KPMG’s European and International Leadership Board. Non-executive Board member of Swiss Re1, Switzerland, Allreal Holding AG1, Switzerland, Emmentalische Mobiliar-Versicherungs-Gesellschaft, and of IFBC Integrated Financial Business Consulting AG, all Switzerland.

Jürgen Dormann (1940)

•	Vice-Chairman of the Board of Directors since November 2005, member of the Board of Directors, and member of the Nomination & Compensation Committee since June 2004; term of office ends on the day of the General Meeting of Shareholders 2006.

•	German nationality.

•	Masters degree in Economics from the University of Heidelberg, Germany.

•	Mr. Dormann held a series of positions with Hoechst AG and held the position of Chief Executive Officer from 1994 until 1999. In 1999, Mr. Dormann was appointed Chairman of the Management Board of Aventis and in May 2002, was elected Chairman of the Supervisory Board of Aventis. With the creation of Sanofi-Aventis in 2004 he was elected Vice-Chairman of Sanofi-Aventis[1]. Amember of the Board of ABB Ltd.[1], Switzerland, since 1998, he became ABB’s Chairman of the Board in 2001 and served as Chief Executive Officer from 2002 to 2004. Mr. Dormann is a member of the Board of Directors of IBM[1], USA, and of BG-Group[1], U.K.

Philippe Foriel-Destezet (1935)

•	Member of the Board of Directors since August 1996, Co-Chairman of the Board of Directors from June 2004 until November 2005; term of office ends on the day of the General Meeting of Shareholders 2006. Mr. Foriel-Destezet has informed the Company that he does not intend to stand for re-election at the General Meeting of Shareholders 2006.

•	French nationality.

•	Graduated from HEC Paris; Chevalier de la Légion d’Honneur.

•	Founder of Ecco S.A. in France in 1964. Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

•	Board memberships: Akila Finance S.A., Luxembourg (Chairman).

Klaus J. Jacobs2 (1936)

•	Chairman of the Board of Directors and Chief Executive Officer since November 2005, member and Co-Chairman of the Board of Directors from June 2004 until November 2005; term of office ends on the day of the General Meeting of Shareholders 2006.

•	Swiss nationality.

•	Dr. h.c. from the University of Basel, Switzerland.

•	Chairman of ADIA from 1992 to 1996, member and Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

•	Board memberships: member of the Board of Jacobs Foundation.

•	Member of the World Scout Foundation, co-founder and member of the National Park of Hohe Tauern.

Philippe Marcel (1953)

•	Member of the Board of Directors since April 2002; term of office ends on the day of the General Meeting of Shareholders 2006.

•	French nationality.

•	Graduated from EM Lyon (Ecole de Management) in France.

•	As a member of the Board of Directors, Mr. Marcel performed executive functions until September 2004. Until his appointment to the Board of Directors in 2002, he was a member of the Senior Management team of the Company. In the Executive Committee, Mr. Marcel was Zone Manager for France, Morocco and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

•	Board memberships: Adecco France (Chairman), April Group[1], France (member), GL Events[1], France (member).

Francis Mer (1939)

•	Member of the Board of Directors, Chairman of the Corporate Governance Committee, and member of the Nomination & Compensation Committee (all since June 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

•	French nationality.

•	Graduated from the Ecole Polytechnique; Commandeur de la Légion d’Honneur.

•	Mr. Mer joined St. Gobain Group in 1970 and was appointed Chairman and Chief Executive Officer of Pont-au-Mousson S.A. in 1982.

•	Chairman of the steel group Usinor Sacilor from 1986 until 2002 and Chairman of Eurofer from 1990 until 1997. Co-Chairman of the Board of Arcelor in 2002. From 1997 to 1998, Chairman of the International Iron and Steel Institute.

•	Board memberships: Alstom S.A., France (from 2005), Inco Ltd.[1], Canada (from 2005), Rhodia SA, France, member of the Supervisory Board from 2004.

•	French Minister of Economy, Finance and Industry from May 2002 until March 2004.

•	Fondation pour l’Innovation Politique, France, Member of the Supervisory Board.

Thomas O’Neill (1945)

•	Member of the Board of Directors and member of the Audit Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

•	Canadian nationality.

•	Graduated from Queen’s University in Kingston, Ontario, with a Bachelor of Commerce degree in 1967 and received his Chartered Accountant designation in 1970, FCA designation in 1987. Honorary LLD from Queen’s University Kingston, Canada in 2005.

•	In 1967, Mr. O’Neill joined the audit staff of Price Waterhouse in Toronto and became a partner of Price Waterhouse in 1978. From 1990 to 1996, Mr. O’Neill acted as Chief Operating Officer, and from 1996 to 1998 as Chief Executive Officer for Price Waterhouse, Canada. From 1998 to 2000, he was CEO of the new PricewaterhouseCoopers LLP in Canada and served as a member of PwC’s Global Oversight Board. In 2000, he assumed the role of Chief Operating Officer of the PricewaterhouseCoopers LLP global organisation. He assumed the role of Chief Executive Officer of PwC Consulting (global) in January 2002. In May 2002, Mr. O’Neill was appointed Chairman of PwC Consulting (global), a role that he held until October 2002, when the business was acquired by IBM.

•	Board memberships: BCE Inc.[1], Canada; Dofasco Inc.[1] (until February 21, 2006), Canada; Loblaw Companies Ltd.[1], Canada; Nexen Inc.[1], Canada; Ontario Teachers’ Pension Plan.

•	Not-for-profit board memberships include: Queen’s University Kingston, Canada (Vice-Chairman) and St. Michael’s Hospital, Canada (member).

David Prince (1951)

•	Member of the Board of Directors, member of the Audit Committee, and member of the Corporate Governance Committee (all since June 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

•	British nationality.

•	Awarded management trainee scholarship with British Gas and attended Business School in the U.K.

•	Associate member of CIMA.

•	Early career included four years at Cable & Wireless in both general management and group marketing roles before going on to spend some 12 years working in the Hong Kong telecommunications market, where Mr. Prince held a variety of Senior Management and public company board positions.

•	From 1994 to 2000, he was Group Finance Director and later Deputy CEO of Hong Kong Telecom.

•	In 2000, Mr. Prince went on to join PCCW plc as Group CFO before becoming Group Finance Director of Cable & Wireless in 2002.

•	Board memberships: Member of the Board of Directors and Chairman of the Audit Committee for ARK Therapeutics[1], U.K., Member of the Board of Directors of SmarTone Telecommunications Holdings Ltd.[1], Hong Kong.

Peter V. Ueberroth (1937)

•	Member of the Board of Directors and Chairman of the Nomination & Compensation Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

•	U.S. nationality.

•	Graduated San Jose University, California. Awarded the French Légion d’Honneur and received the Olympic Order-Gold from the International Olympic Committee.

•	In 1962, founded First Travel Corporation.

•	From 1980 to 1984, Mr. Ueberroth served as President of the Los Angeles Olympic Organizing Committee (LAOOC).

•	He served as the sixth Commissioner of Major League Baseball from 1984 to 1989.

•	Mr. Ueberroth served as Co-Chairman of Doubletree Corporation from 1993 to 2000 and since 1999 has served as owner and Co-Chairman of the Pebble Beach Company.

•	Since 1990, he has acted as the Managing Director of Contrarian Group, Inc. (investments in small and medium-size companies, taking management roles and providing strategic guidance).

•	Board memberships: Chairman of the Board of Ambassadors International (AMIE)[1], USA; member of the Board of Directors of The Coca-Cola Company[1], USA, and of Hilton Hotels Corporation[1], USA.

•	Chairman 2005 United States Olympic Committee.

[1]	Listed company.
[2]	Executive member of the Board of Directors since November 2005.

The members of Senior Management of the Company as of December 31, 2005, as well as those who joined through the date of this Annual Report, are as follows:

Klaus J. Jacobs (1936)

•	Chairman & Chief Executive Officer of the Company since November 2005 (before: Co-Chairman of the Board of Directors).

See short biography above.

Dominik de Daniel (1975)

•	Chief Financial Officer of the Company since April 2006.

•	German nationality.

•	Mr. de Daniel trained as a banker at Deutsche Bank AG before completing vocational studies in banking and business administration at the Bankakademie.

•	Previously, the CFO of DIS Deutscher Industrie Service AG (“DIS”) from March 2002 through March 2006 and from May 2000 to February 2002, Mr. de Daniel was responsible for Investor Relations, Strategic Controlling and Mergers & Acquisitions at DIS. Before joining DIS in May 2000, Mr. de Daniel was a senior analyst at Deutsche Bank for temporary employment companies and consumer good manufacturers.

Jim Fredholm (1952)

•	Chief Financial Officer of the Company from June 2004 through March 2006, Head of Global Business Line Adecco Finance & Legal since January 2006.

•	U.S. nationality.

•	Graduated from the University of Texas in the U.S. with a Bachelor of Business Administration in Accounting and Finance. A U.S. Certified Public Accountant since 1981.

•	Previously with Deutsche Post World Net (“DPWN”), Mr. Fredholm served for seven years, most recently as Managing Director of the STAR Program, and Global Integration Officer of DHL. Chief Financial Officer of the Swiss listed global logistics group DANZAS from 1997 until 2002. Between 1987 and 1997, Mr. Fredholm worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield. Prior to 1987, Mr. Fredholm worked in the high-tech industry in several international finance roles based in Germany, the U.K. and the U.S.

Jean-Manuel Bullukian (1964)

•	Chief Information Officer, Head of Global Business Line Adecco Information Technology and Head of Global Business Line Adecco Engineering & Technical since January 2006.

•	President and Chief Operating Officer of the Ajilon Professional division January to December 2005.

•	French nationality.

•	Holds a Master degree in Business Administration from ESSEC, France.

•	From 2002 to 2004, Global Head of Transformation Consulting Capgemini; from 2001 to 2002, European Head of Supply Chain Capgemini.

Ekkehard Kuppel (1962)

•	Head of Global Business Line Adecco Human Capital Solutions since January 2006.

•	President and Chief Operating Officer of LHH Career Services division from February to December 2005.

•	German nationality.

•	Dr. oec. (University of St. Gallen), DEA (Paris Dauphine), Master in Engineering (University of Karlsruhe).

•	From 2002 to 2004, Managing Director KJ Jacobs AG, Zurich (now Jacobs Holding AG); from 2000 to 2002, CEO 20 Minuten Holding, Zurich; and from 1992 to 2000, Principal at McKinsey & Company, Buenos Aires and Munich.

Thomas Flatt (1967)

•	Chief Human Resources Officer since October 2004 and Head of Global Business Line Adecco Medical & Science since January 2006.

•	Swiss nationality.

•	Graduated in Medicine at University of Basel (Switzerland), Doctorate in medical computer sciences, MBA INSEAD (Fontainebleau, France).

•	Resident in surgery department in two Swiss hospitals 1991 to 1995; Project Manager at the Boston Consulting Group 1995 to 2000; various senior management positions with Swisscom, member of Group Executive Committee 2000 to 2003.

•	Currently member of the board of directors of Abraxas AG, President of SwissICT (Swiss IT association).

Jan-Pieter Gommers (1966)

•	Head of Global Business Line Adecco Sales, Marketing & Events since January 2006.

•	Dutch nationality.

•	Holds a degree in Marketing from the Dutch Institute of Marketing and a degree in Communication.

•	From 1988 to 1997, with 3M in various marketing functions.

•	From 1997 to 2000, Randstad Work Solutions: Responsible for marketing and business development of the professional business division Europe. During 2000 to 2004, acting as an independent consultant. With Adecco since 2004 as sales and marketing director for Adecco Netherlands.

Gonzalo Fernandez-Castro (1973)

•	Chief Marketing & Business Development Officer since January 2006.

•	Chief Marketing Officer from March to December 2005.

•	Chief of Staff from July 2004 to March 2005.

•	Argentinean nationality.

•	MBA Harvard Business School; Industrial Engineer ITBA.

•	Previously with KJ Jacobs AG (now Jacobs Holding AG), Zurich, Switzerland, as Investment Manager overseeing its equity participation in Adecco (2002 to 2004).

•	Founding partner of LID Group (Venture Capital) in Argentina and Brazil (1999 to 2001), and consultant at McKinsey & Company (1997 to 1999).

As per the end of December 2005, Senior Management consisted of the following individuals: Klaus J. Jacobs, Jim Fredholm, Sergio Picarelli, Ekkehard Kuppel, and Jean-Manuel Bullukian. Sergio Picarelli relinquished his function as a member of Senior Management in December 2005.

Compensation

All financial amounts presented in this section are stated in EUR units unless otherwise indicated.

The total of all compensation conferred during the fiscal year 2005 to Senior Management and to the executive member of the Board of Directors amounted to EUR 8.9 million. This amount includes honorariums (fees), salaries, credits, bonuses, and benefits in kind (according to market value at time of conferral). The amount conferred to the eight non-executive members of the Board of Directors amounted to EUR 1.9 million.

Bonus payments due in 2006 for the fiscal year 2005 are included and have been calculated based on an estimate of the actual targets achieved. Not included are bonus payments due for 2004 but made during 2005. Annual bonuses are an integral part of the target compensation and are based on quantitative and qualitative objectives. The bonus schemes for the top managers are aligned with the overall group strategic objectives.

Individual actual compensation information as of the date of this Annual Report is presented in the table below.

Name and position in EUR	2005 Compensation Period	Base salary	Bonus	Other	Total
Members of the Board of Directors:
Klaus J. Jacobs, Chairman & CEO Co-Chairman	since Nov. 2005 until Nov. 2005
Jürgen Dormann Vice-Chairman Board member	since Nov. 2005 until Nov. 2005	193,842			193,842
Philippe Foriel-Destezet Board member Co-Chairman	since Nov. 2005 until Nov. 2005
Jakob Baer	since Jan. 2005	290,763			290,763
Philippe Marcel	since Jan. 2005	400,734		8,284	409,018
Francis Mer	since Jan. 2005	290,763			290,763
Thomas O’Neill	since Jan. 2005	193,842			193,842
David Prince	since Jan. 2005	193,842			193,842
Peter V. Ueberroth	since Jan. 2005	290,763			290,763
Members of Senior Management:
Klaus J. Jacobs CEO	see above
Jim Fredholm CFO[1]	since Jan. 2005	441,799	581,623	130,330	1,153,752
Sergio Picarelli COO Adecco Staffing	since Jan. 2005 until Dec. 2005	484,606	203,682	71,103	759,391
Jean-Manuel Bullukian COO Ajilon Professional	since Jan. 2005	361,955	361,955	12,183	736,093
Ekkehard Kuppel[2] COO LHH Career Services	since Feb. 2005	313,917	102,736	14,618	431,271
Jérôme Caille (CEO until November 2005)	until Nov. 2005	874,229	969,212	2,017,771	3,861,212
Ray Roe[2]	until Jan. 2005	34,901	39,472	10,388	84,761

[1]	Beginning April 2006, the CFO position was assumed by Dominik de Daniel. Jim Fredholm continues on as Head of Global Business Line Adecco Finance & Legal, a position he has held since January 2006.
[2]	Compensation received in the fiscal year 2005 for activities as member of Senior Management only, i.e. excluding compensation received in relation to other positions prior or after such activity as member of Senior Management.

A severance agreement was entered into with Jérôme Caille, who gave up his functions in 2005. Under the agreement, EUR 1,919,232 which is included in the amount indicated in the above table, was paid in 2005 and the remainder of approximately EUR 5 million will be paid in 2006.

In 2005, 8,489 Adecco S.A. shares were allocated in the form of restricted shares to Jérôme Caille, then CEO, for bonus due for 2004 and earlier. These shares have been released to Jérôme Caille. There were no other shares allocated to individuals.

Swiss law requires the Company to disclose the highest total sum of compensation and stock option allotments conferred to a member of the Board. The highest total sum of compensation conferred to a member of the Board of Directors during 2005 amounted to EUR 0.4 million. Neither shares nor stock options were allotted to members of the Board of Directors during 2005.

In 2005, compensation payments in the total amount of EUR 2 million were made to six former executive members of governing bodies. No compensation payments were made to former non-executive members of governing bodies.

See Note 12 to the consolidated financial statements for further information on total amounts set aside or accrued by the Company to provide pension and similar benefits.

Philippe Marcel, a member of the Board, in the case of not being re-elected as a Board member, is entitled to continue as an advisor to the Company until December 31, 2008, and to receive until this date remuneration equal to the amount paid to him in his role as Director immediately prior to his not being re-elected. He is entitled to hold and vest stock options beyond the date upon which his function within the Company ceases (which is the date foreseen in the applicable stock option plan).

With respect to the other members of the Board, there are no agreements contemplating continuing payments beyond the end of their service term.

Board Practices

For information regarding function, date of expiration of current term of office, and period a Board member has served, see table below:

Name	Position	Term	Service since
Jakob Baer	Director	2006	October 2004

Juergen Dormann	Vice-Chairman (since November 21, 2005) and Director	2006	June 2004

Philippe Foriel-Destezet	Director (Co-Chairman until November 21, 2005)	2006	August 1996

Klaus J. Jacobs	Chairman (since November 21, 2005) (Co-Chairman until November 21, 2005) and Director	2006	June 2004 (and 1996 to 2002)

Philippe Marcel	Director	2006	April 2002

Francis Mer	Director	2006	June 2004

Tom O’Neill	Director	2006	June 2004

David Prince	Director	2006	June 2004

Peter V. Ueberroth	Director	2006	June 2004

For information regarding remuneration of Board members, see table on individual compensation.

Audit Committee (“AC”)

The AC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s accounting policies, internal controls, and financial reporting practice, thus overseeing management regarding the:

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

The AC held 12 meetings and phone conferences during the full year 2005. For specific subjects, the CEO represents Senior Management in the meetings. The head of Internal Audit and the lead partner of the independent auditors typically participate in the meetings.

As of December 31, 2005, the members of the AC were:

Name	Position

Jakob Baer	Chairman of the AC
Thomas O’Neill	Member
David Prince	Member

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

The CGC held 4 meetings in 2005. For specific subjects, the CEO represents Senior Management in the meetings.

As of December 31, 2005, the members of the CGC were:

Name	Position

Francis Mer	Chairman of the CGC
Jakob Baer	Member
David Prince	Member

Nomination & Compensation Committee (“NCC”)

The NCC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s nomination and compensation matters. The NCC is primarily responsible for the adequacy of the following functions:

•	providing recommendations to the Board of Directors regarding the general compensation policy for the Company, including incentive compensation plans and equity-based plans;

•	providing recommendations to the Board of Directors regarding the selection of candidates for certain management positions, the terms of their employment, and the evaluation of their performance;

•	reviewing and approving the goals and objectives relevant to Senior Management’s compensation; and

•	establishing principles for the selection of candidates for election or re-election to the Board of Directors, including candidates for committees of the Board of Directors, and including recommendations on compensation of the members of the Board of Directors.

The NCC held 4 meetings and phone conferences in 2005. For specific subjects, the CEO represents Senior Management in the meetings.

As of December 31, 2005, the members of the NCC were:

Name	Position

Peter V. Ueberroth	Chairman of the NCC
Jürgen Dormann	Member
Francis Mer	Member

The NYSE requires Adecco S.A., which under the applicable SEC rules qualifies as a foreign private issuer, to disclose the significant differences between its corporate governance practices and those followed by United States domestic companies under NYSE listing standards. This information is published on the Internet at: <http://nyse.adecco.com>.

Employees

The Company’s employees worldwide totalled 35,284 at December 31, 2005, 29,635 at January 2, 2005, and 27,765 at December 28, 2003. The following table shows the number of employees by geographic location for the three years ended December 31, 2005, January 2, 2005, and December 28, 2003:

Geographical Segment	2005	2004	2003
Europe	22,591	18,882	17,797
North America	6,820	6,103	5,788
Asia Pacific	3,775	3,194	2,806
Rest of World	2,098	1,456	1,374

Total	35,284	29,635	27,765

During 2005, the Company had over 700,000 temporary workers, which it refers to as “associates”, employed at worldwide client locations each day. The Company believes that relations with its employees and associates are good.

Share Ownership

The shares owned by Klaus J. Jacobs and members of his family, and the shares owned indirectly by Philippe Foriel-Destezet are disclosed in Item 7 — “Major Shareholders and Related Party Transactions”. As of March 31, 2006, the remaining members of the Board (other than Klaus J. Jacobs and Philippe Foriel-Destezet) and Senior Management of the Company (including closely linked parties, as defined by Swiss law, i.e. including children and spouses) owned (directly or through closely linked parties) 144,317 shares. Other than Klaus J. Jacobs and Philippe Foriel-Destezet, no member of the Board of Directors or member of Senior Management owns more than 1% of the Company’s shares.

The table below presents information relating to stock options held as of March 31, 2006 by individuals who were members of the Board of Directors or Senior Management as of either December 31, 2005 or as of the date of this Annual Report. These options were granted under several existing plans.

Name	Position	Grant Date	Strike Price CHF	Expiry	Options Granted	Options Exercisable 1)
Philippe Marcel	Member of Board of Directors	November 1998 December 1999 November 2001 April 2003	53.30 102.20 85.27 60.00	November 2008 December 2007 November 2009 April 2011	105,000 95,866 250,000 100,000 550,866	105,000 95,866 250,000 66,667 517,533

Sergio Picarelli	COO Adecco Staffing	November 1998 November 2000 November 2001 December 2002	53.30 108.00 85.27 60.00	November 2007 November 2009 November 2009 December 2010	400 800 175,000 87,500 263,700	400 800 175,000 87,500 263,700

Total					814,566	718,233

1)	Each option relates to one share of Adecco S.A. stock.

Stock Option Plans and Share Based Compensation

The Company has several stock option plans whereby employees and members of the Board of Directors receive options to purchase shares. There are global and country-specific plans in place. Certain options granted under the plans are tradeable at the SWX Swiss Exchange (virt-x). The options are granted to employees or members of the Board of Directors of the Company and give the optionee a choice of selling the option in the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option in the public market, the options may be held by a non-employee or non-director of the Company. The trading of the tradeable options is managed by a Swiss bank.

The Nomination & Compensation Committee is responsible for making proposals, based upon the recommendations of Senior Management, to the Board of Directors regarding the individuals to whom options shall be granted, the size of the option grant for each optionee, the conditions, the exercise price, and the grant date. The Board of Directors must approve all the option grants as well as the conditions thereof. The exercise price for one share is generally fixed at or above the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods of up to five years and are subsequently exercisable over a number of years. All options may be exercised and tradeable options may be sold at any time within the exercise period except for limitations set forth in the Company Insider Trading Statement of Policy and by regulatory authorities. During 2005, no stock options were granted to directors, officers or employees of the Company.

Except under certain circumstances, all un-vested options granted under the plans shall lapse and be void immediately upon giving or being given notice of termination on employment contract, withdrawing or being withdrawn from the Board or ceasing to be an employee or a director for any other reason except certain cases such as death, injury, sickness or disability, sale, merger or reorganisation (other than an Adecco Group internal transaction) or in case of country-specific legal obligations. Any non-exercised options vest immediately in the event Adecco S.A. is no longer listed on any stock exchange and its common stock is not publicly traded. Option holders do not have rights to receive dividends or vote. The Board may modify, amend, suspend or discontinue the plans. During 2004, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment was terminated. In 2004, 461,634 options were modified and compensation expense of EUR 2 was recorded in selling, general and administrative expenses. In 2005 and 2003, no options were modified. The Company changed to the fair value method of accounting for stock-based employee compensation in 2003.

The key objective of long-term incentive programs is to ensure loyalty and reward excellence over a defined period. In previous years, a stock option based plan was utilised. The last stock option grant occurred in December 2004. All stock options granted will remain outstanding until the earlier of exercise or expiry. In 2006, a new cash incentive plan, focusing on retention, has been introduced. This plan rewards loyalty but nevertheless is linked to performance during the time of participation in the plan.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

According to a Schedule 13D/A filed on December 12, 2005, 42,804,170 shares, representing 22.8%, of the total Adecco S.A. registered share capital, are held by a group consisting of Jacobs Holding AG (formerly KJ Jacobs AG), Zurich, Switzerland, which represents the group and whose own shares and participation certificates are held by Jacobs Foundation and by the association Jacobs Familienrat (both Zurich, Switzerland), Jacobs Venture AG, Baar, Switzerland, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs, and Nathalie Jacobs (the “Jacobs Group”). Klaus J. Jacobs is the Company’s Chairman and Chief Executive Officer as well as President of the Jacobs Familienrat. The other individuals are members of his family. According to the Schedule 13D/A, on December 5, 2005 Jacobs Venture AG, which is owned and controlled by other members of the Jacobs Group, acquired 12,000,000 shares (the “Shares”) from Akila Finance S.A., Luxembourg (“Akila”) for an aggregate purchase price of CHF 756. In addition, on December 5, 2005, Triventura AG, Baar, Switzerland (“Triventura”), a subsidiary of Jacobs Holding AG, entered into an agreement, subject to certain conditions, to acquire an additional 12,000,000 shares (which are excluded from the 42,804,170 shares referenced above) from Akila on or before June 30, 2007. The members of the Jacobs Group have entered into a shareholders commitment agreement with respect to the voting and transfer of shares of Adecco S.A. and Jacobs Venture AG. Jacobs Holding AG does not hold any shares outside the Jacobs Group. Jacobs Holding AG held the following percentage of Adecco S.A. shares: end of 2004: 11.7%, end of 2003: 11.7%, end of 2002: 15.2%. According to a Schedule 13D/A filed by KJ Jacobs AG on December 19, 2003, on that date KJ Jacobs AG transferred by way of gift an aggregate of 6,390,670 shares to various members of the family of Klaus J. Jacobs.

On March 28, 2006, the Swiss Takeover Board held that the agreements as described above do not trigger an obligation to make a mandatory tender offer to all holders of Adecco S.A. shares according to Article 32 of the Swiss Stock Exchange Law.

Based on a Schedule 13D/A filed on December 9, 2005, 22,188,580 shares representing 11.8% of the total Adecco S.A. registered share capital, including 12,000,000 shares that are the subject of a share purchase agreement with Triventura as described above, are held by Akila, which is owned and controlled by Philippe Foriel-Destezet. Mr. Foriel-Destezet is a director of the Company. Akila held the following percentage of Adecco S.A. shares: end of 2004: 18.2%, end of 2003: 18.3%, end of 2002: 18.3%.

The acquisition of the Shares was financed with borrowings under a Bilateral Equity Linked Contract (the “BELC”), dated December 6, 2005, between Jacobs Venture AG and Deutsche Bank AG. Under the BELC, Deutsche Bank AG made a loan of CHF 756 to Jacobs Venture AG that will mature on December 9, 2010 and the Jacobs Group pledged a total of 32,170,829 Adecco S.A. shares to secure the loan. According to filings with the Swiss Stock Exchange on December 16, 2005, Deutsche Bank AG, (1) holds under the BELC a call option to acquire, upon the occurrence of certain triggering events, from Jacobs Venture AG, up to 10,294,665 shares (5.5%) during the term of the contract; (2) granted to Jacobs Venture AG a put option to sell up to 32,170,829 shares (17.2%) at the maturity of the contract and (3) held 2,492,043 shares (1.3%) in the course of its ordinary trading and asset management activities. In addition, Sonata Securities S.A., Luxembourg, (“Sonata”) reported that it intended to issue on December 30, 2005 CHF 767 principal amount of 1.5 percent collateralised equity-linked limited liability obligations bonds due 2010 exchangeable for Adecco S.A. shares. The proceeds of the bonds were to be used to acquire limited recourse notes from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the Adecco S.A. shares deliverable under the limited recourse notes, Deutsche Bank AG entered into the BELC containing the call option for 10,294,665 Adecco S.A. shares and the put option for 32,170,829 Adecco S.A. shares. The proceeds obtained by Deutsche Bank AG from the sale to Sonata of the limited recourse notes were to be loaned to Jacobs Venture AG.

According to filings with the Swiss Stock Exchange, on December 29, 2005 (1) Sonata has the right to exchange the Deutsche Bank limited recourse notes owned by it for up to 10,294,665 (5.5%) Adecco S.A. shares during the term of the notes and (2) Deutsche Bank AG has the right – in certain circumstances and subject to additional legal requirements relating to the enforcement of security interests – to deliver to Sonata up to 32,170,829 Adecco S.A. shares (17.2%) in satisfaction of Deutsche Bank AG’s obligations under the notes. Deutsche Bank would only be in a position to exercise this right if there is an event of default under the BELC.

According to quotations of the Luxembourg Stock Exchange, Sonata issued CHF 767 aggregate principal amount of 1.5 percent convertible bonds on December 30, 2005.

According to its Schedule 13G/A dated February 2, 2006, as of December 30, 2005, Capital Group International, Inc. had sole voting power over 9,120,770 Adecco shares and sole dispositive power over 11,776,610 Adecco shares (6.3% of the total number Adecco S.A. registered share capital), as to which it disclaimed beneficial ownership on the basis that the shares were held under discretionary investment management by investment management subsidiaries of which it is the parent. At the end of 2004, The Capital Group Companies, Inc. held 5.9% of the total Adecco S.A. shares. As of May 14, 2004, Adecco S.A. was notified that The Capital Group Companies, Inc. held 5.1% of Adecco S.A. issued shares, with voting rights limited to 5% of the issued shares.

Other than as described above, the Company is not aware of any other person who beneficially owns more than 5% of Adecco S.A. shares.

Other than as described above, the Company is not aware of any voting agreements between its major shareholders.

The Company’s major shareholders have the same voting rights as all other shareholders in general meetings of shareholders (one vote per share).

As of March 31, 2006, 78 shareholders, listed in the shareholders’ register (holding 19,082,329 registered shares), were domiciled in the U.S. The number of outstanding ADSs, as of March 31, 2006, was 11,124,480 and represented 2,781,120 shares of Adecco S.A. or approximately 1% of total Adecco S.A. outstanding shares and were held by approximately 276 holders. Since certain of these securities are held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of holders or of where the holders are resident.

Related party transactions

The Company provides services in the normal course of business at arm’s length terms to entities that are affiliated with certain of its officers and significant shareholders through investment or board directorship.

A family member of the Chairman & CEO, Mr. Klaus J. Jacobs, is a partner with the law firm White & Case. Adecco S.A. from time to time procures legal services from said firm. The fee charged is based on the amount of time spent by the firm.

Item 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 – “Financial Statements”.

Other Financial Information

Dividend Policy

The amount of dividends to be paid by Adecco S.A. to its shareholders depends on general business conditions, the Company’s financial performance and other relevant factors. Under Swiss law, dividends are paid out only if approved by the shareholders. The Board may propose that a dividend be paid out. In practice, the shareholders usually approve the dividend proposal of the Board. At the Annual General Shareholders’ Meeting to be held May 23, 2006, the Board of Directors proposes to declare a dividend of CHF 1.00 per registered share with a par value of CHF 1.00 per registered share out of the retained earnings.

Legal Proceedings

From time to time, the Company is involved in various legal actions and claims in the ordinary course of business, including those related to social security charges, other payroll related charges and various employment related matters. With the exception noted below, all litigation pending against the Company relates to matters that have arisen in the ordinary course of business and the Company believes that it will not have a materially adverse effect on its consolidated financial condition or results of operations.

Securities class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. The Company believes that there is no merit to the allegations and the defendants filed a motion to dismiss. On March 29, 2006, the U.S. District Court for the Southern District of California granted the defendants’ motion to dismiss and dismissed the plaintiffs’ amended consolidated complaint with prejudice. Unless the plaintiffs file an appeal within 30 days of the entry of the judgement, the judgement will become final. There can be no assurance that the resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

U.S. state unemployment tax reviews

In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of this date, the Company has not received any assessments from these states. However, the Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of December 31, 2005, the Company has reserved EUR 9 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations, or cash flows. The Company intends to evaluate and, as appropriate, contest any such assessment.

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

Significant Changes

See Notes 19 and 20 to the consolidated financial statements for further discussion on subsequent events.

Item 9. THE OFFER AND LISTING

Markets

Adecco S.A. shares are listed and principally traded on the Swiss Exchange (ADEN/trading on Virt-x: 1213860; ISIN CH001213860). In addition, Adecco S.A. shares are listed on the Euronext Premier Marché (symbol ADE, security number 12819). The prices for Adecco S.A. shares, as quoted in the official list of the Swiss Exchange, are expressed in Swiss francs. The prices for Adecco S.A. shares, as quoted in the official list of the Euronext Premier Marché, are expressed in Euros.

Adecco S.A. ADSs trade on the New York Stock Exchange (“NYSE”) under the symbol “ADO” (ISIN US0067541054). Each ADS represents one-fourth of one Adecco S.A. share deposited with Morgan Guaranty Trust Company of New York, the depository agent.

The information presented in the table below represents, for the periods indicated, (i) the reported high and low sales prices quoted in Swiss francs for Adecco S.A. shares on the Swiss Exchange, (ii) the reported high and low sales prices quoted in Euros for Adecco S.A. shares on the Euronext Premier Marché, and (iii) the high and low sales prices for the ADSs in U.S. dollars on the NYSE. Fluctuations in the exchange rate between the Swiss franc, the Euro and the U.S. dollar affect the U.S. dollar equivalent of the Swiss franc and the Euro price of Adecco S.A. shares on the Swiss and Paris Stock Exchanges and, as a result, affect the market price of the ADSs.

	Price per Adecco S.A. share in
	CHF		USD		EUR
Year	High	Low	High	Low	High	Low
2001(1)	116.00	49.60	17.78	11.90	76.70	34.00
2002	110.50	35.60	16.80	5.98	75.00	23.50
2003	82.95	34.70	16.11	6.60	53.50	23.65
2004	83.05	52.80	17.03	10.35	52.75	33.79
2005	67.80	54.35	14.59	10.49	43.67	35.01

2004
First Quarter	83.05	52.80	17.03	10.35	52.75	33.79
Second Quarter	73.35	55.80	14.36	10.84	46.70	36.43
Third Quarter	63.35	56.75	12.70	11.20	41.90	37.10
Fourth Quarter	64.60	55.65	13.34	11.43	41.24	36.06

2005
First Quarter	67.80	57.00	14.59	12.14	43.67	36.83
Second Quarter	67.00	56.95	13.92	11.36	43.10	36.79
Third Quarter	66.25	57.80	13.33	11.23	42.62	37.04
Fourth Quarter	61.15	54.35	11.62	10.49	39.60	35.01

Most Recent Six Months
October 2005	58.95	54.35	11.32	10.60	37.80	35.01
November 2005	60.50	55.35	11.52	10.49	39.07	35.75
December 2005	61.15	58.45	11.62	11.13	39.60	37.81
January 2006	73.00	62.00	14.30	12.08	47.03	38.30
February 2006	76.35	71.55	14.70	13.71	49.00	45.88
March 2006	75.80	71.40	14.53	13.65	48.55	45.22

(1)	The per share data is historic and has been adjusted for the 10 for 1 common share stock split and ADS ratio change of 5 to 1 in May 2001.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Purpose of the Company

Adecco S.A. is registered with the trade register of the Canton of Vaud, Switzerland, under number CH-550-1005691-8. Adecco S.A.’s objective and purposes are stipulated in article 2 of its articles of incorporation, which reads in its unofficial English translation:

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

Conflict of Interest

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation have specific provisions on conflicts of interests. However, the Swiss Code of Obligations contains a provision which requires directors to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care. Breach of this provision may result in the personal liability of the directors towards the corporation. The directors’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care require that a director abstain from voting in case of a conflict of interest. In addition, Swiss law provides that payments made to shareholders, directors or any person(s) affiliated with any of them, other than at arm’s length must be repaid to Adecco S.A. if the person(s) has/have acted in bad faith. The Swiss Code of Best Practice for Corporate Governance contains recommendations on the handling of conflicts of interests of members of the Board and Senior Management. Furthermore, the Company has adopted a Code of Business Conduct, which defines the principles to avoid and deal with conflicts of interests for all directors, officers and employees of the Adecco Group.

Directors

Pursuant to Article 21 of the articles of incorporation, the Board is authorised to pass resolutions concerning all matters, which are not reserved by law or by the articles of incorporation to other governing bodies. The members of the Adecco S.A. Board are elected for one year and may be re-elected.

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation contain specific provisions regarding the compensation to be paid to the directors. However, Swiss law recognises the right of the directors to receive compensation fixed by the Board itself. The compensation must adequately reflect the time spent, contribution made and responsibility of each director. Swiss law does not require that the compensation of each director be disclosed to the public. The SWX Directive on Information relating to Corporate Governance requires that (i) the principles and elements of compensation, (ii) the authority and procedure for determining the compensation and (iii) the total of all compensations paid for (a) the executive members of the Board and the Senior Management and (b) the non-executive members of the Board be disclosed. For disclosure of total sum and highest individual sum of compensation, see Item 6 “Directors, Senior Management and Employees – Compensation”.

Adecco S.A.’s articles of incorporation do not contain any age limits for directors.

Swiss law requires that any director of a Swiss corporation must be a shareholder of such corporation. Holding of a single share complies with this requirement.

Within the Board’s legal obligation to safeguard the interests of the Company and to adhere to a duty of loyalty and a duty of care, the Board is free to borrow money on behalf of Adecco S.A.

Capital Structure

Adecco S.A.’s capital structure as of the dates indicated below was as follows:

In CHF millions, except shares	Issued shares		Authorised capital		Conditional capital		Reserves[1]	Retained earnings
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
30. 12. 2002	186,869,980	186.9	19,000,000	19.0	21,960,330	22.0	1,981	1,544
Changes	288,420	0.3			(288,420)	(0.3)	15	969
28. 12. 2003	187,158,400	187.2	19,000,000	19.0	21,671,910	21.7	1,996	2,513
Changes	190,715	0.2			(190,715)	(0.2)	1	352
2. 1. 2005	187,349,115	187.4	19,000,000	19.0	21,481,195	21.5	1,997	2,865
Changes	258,280	0.3	Lapsed	Lapsed	(258,280)	(0.3)	102	909
31. 12. 2005	187,607,395	187.6	—	—	21,222,915	21.2	2,099	3,774

[1]	Reserves includes both the general reserve and the reserve for treasury shares.

Shareholders Rights and Shareholders Meetings

There is no provision either in the Articles of Incorporation or under Swiss law requiring a quorum to be present for a General Meeting of Shareholders except for the one according to Art. 27 of the Articles of Incorporation, whereby a resolution to dissolve the Company shall require a two-thirds majority of the votes allocated to all issued shares, and those implemented in the new Merger Act. The General Meeting shall constitute a quorum regardless of the number of shareholders present and regardless of the number of shares represented (Art. 18 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Holders of an absolute majority of Adecco S.A. shares represented in the General Meeting must vote in favour of a resolution in order for such a resolution to be adopted. In addition, based on the Articles of Incorporation, in order to adopt resolutions regarding:

•	changes to Adecco S.A.’s corporate purposes;

•	the creation of shares with privileged voting rights;

•	restrictions on the transferability of registered shares;

•	an authorised or conditional increase in Adecco S.A.’s equity capital;

•	an increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;

•	restriction or elimination of subscription rights;

•	relocation of Adecco S.A.’s domicile; or

•	dissolution of Adecco S.A. without liquidation

Holders of at least two-thirds of the votes represented and the absolute majority of the par value of Adecco S.A. shares represented at such General Meeting must vote in favour of such resolutions.

In addition to the powers described above, the General Meeting has the power to vote on amendments to Adecco S.A.’s Articles of Incorporation (including the conversion of registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the Annual Report, including the statutory financial statements and the annual group accounts, and to set the annual dividend. In addition, the General Meeting has competence in connection with the special inspection and the liquidation of Adecco S.A.

The rights of shareholders are defined by Swiss law and the Articles of Incorporation. Any change to the rights of shareholders in the Articles of Incorporation, if permitted by law, requires approval by the shareholders in a General Meeting as described above.

Swiss law allows any shareholder to obtain information from the Board of Directors during the General Meeting of Shareholders provided no preponderant interests of Adecco S.A., including business secrets, are at stake and the information requested is required for the exercise of shareholders’ rights. Shareholders may only obtain access to the books and records of Adecco S.A. if authorised by the Board of Directors or the General Meeting of Shareholders. Should Adecco S.A. refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholders’ inspection and information rights prove to be insufficient, each shareholder may petition the General Meeting to appoint a special commissioner who shall examine certain specific transactions or any other facts in a so-called special inspection. If the General Meeting approves such a request, Adecco S.A. or any shareholder may within 30 days ask the court of competent jurisdiction at Adecco S.A.’s registered office to appoint a special commissioner. Should the General Meeting deny such a request, one or more shareholders who hold at least 10% of the equity capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition the court of competent jurisdiction to appoint a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the Board of Directors breached the law or did not act in accordance with Adecco S.A.’s Articles of Incorporation. The costs of the investigation are generally allocated to Adecco S.A. and only in exceptional cases to the petitioner(s).

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

The Shares and Transfer of Shares

Each Adecco S.A. common share carries one vote. A shareholder may be represented by (i) the shareholder’s legal representative, (ii) a third person who need not be a shareholder with written proxy, (iii) a corporate body of Adecco S.A. (iv) an independent proxy or (v) a depository. At a general meeting, votes are taken by poll.

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

Adecco S.A.’s Articles of Incorporation do not contain any provision other than those described in this Item 10 which would have an effect of delaying, deferring or preventing a change in control of the Company.

Adecco S.A.’s Articles of Incorporation do not impose any conditions governing the changes in capital, which are more stringent than is required by law. Any change in Adecco S.A.’s share capital requires approval by the shareholders in a General Meeting as described above.

Liquidation and Dissolution

The Articles of Incorporation do not limit Adecco S.A.’s duration. Swiss law requires that any net proceeds from a liquidation of Adecco S.A., after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco S.A. Thereafter, any remaining proceeds are to be distributed to the holders of Adecco S.A. shares in proportion to the nominal value of those Adecco S.A. shares.

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

Redemption of Share Capital

Adecco S.A.’s articles of incorporation do not contain any provision regarding the redemption of share capital or establishment of a sinking fund. However, Swiss corporate law allows the shareholders to vote in favour of redemption, or reduction, of share capital provided the minimal share capital required by law in the amount of CHF 100,000 is respected. Swiss law limits the amount of own shares that Adecco S.A. may hold or repurchase. Adecco S.A. may only repurchase own shares if it has freely distributable reserves to cover the purchase price and if the nominal value of the common shares to be repurchased does not exceed 10% of Adecco S.A.’s share capital. In addition, Adecco S.A. common shares repurchased by Adecco S.A. may not be voted in a general meeting. Furthermore, a special reserve must be created on the balance sheet in the amount of the purchase price of the acquired shares.

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

Shareholders’ Meeting

The Annual General Meeting of Shareholders for the fiscal year 2005 is planned to be held on May 23, 2006, at Beaulieu Lausanne Centre de Congrès et d’Expositions, in Lausanne, Switzerland. The agenda for the meeting will be determined by the Board of Directors and the invitation including the agenda will be published in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”) at least 20 days before the meeting. The agenda is expected to include Presentation of the Business Report 2005, Presentation of the Reports of the Statutory Auditors and the Group Auditors, Approval of the Business Report 2005, Appropriation of Retained Earnings, Granting of Discharge to the Members of the Board of Directors, and Re-election/Election of Members of the Board of Directors and Auditors.

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

Exchange Controls

Dividends and similar payments to certain persons and organisations with connections to Osama Bin Laden and Al-Qaeda or to countries like Iraq, Zimbabwe, Liberia, Côte d’Ivoire, Sudan, Democratic Republic of Congo and Myanmar, as well as to certain persons from the former territory of Yugoslavia, are currently restricted pursuant to sanctions imposed by the Swiss government.

(a) Swiss laws and regulations affecting dividends, interest or other payments to non-resident holders of Adecco S.A. shares or ADSs

Swiss law requires that Adecco S.A. retains at least 5% of its annual net profits as general reserves as long as such reserves amount to less than twenty percent of Adecco S.A.’s nominal paid-in share capital. Any remaining net profits may be distributed as dividends, pursuant to a shareholders resolution. A claim for payment of dividends declared is time-barred after a period of five years after which the unclaimed dividends revert to the Company. Pursuant to Swiss law, Adecco S.A. is permitted to make only one dividend payment, if any, per fiscal year.

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

Dividends paid to holders of ADRs who are United States holders will be subject to Swiss withholding tax. These holders may be entitled to a refund of a portion of these taxes from Swiss taxing authorities, as well as a tax credit for United States income tax liability.

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

Withholding Tax Refund Procedure Applicable to US Holders. The claim for refund of the Swiss Anticipatory Tax must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland (http://www.estv.admin.ch), on the Swiss Tax Form 82 I for individuals, on the Swiss Tax Form 82 C for corporations and on the Swiss Tax Form 82 E for other U.S. entities in triplicate, with all copies duly completed and signed before a notary public in the United States. Tax Forms 82 I, 82 C and 82 E may

be obtained from any Swiss Consulate General in the United States or the Swiss Federal Tax Administration at the address above and may be filed no later than December 31 of the third year following the calendar year in which the dividend became due. If this term is not respected, the right to refund is lost. Tax Forms 82 I, 82 C and 82 E must be accompanied with suitable evidence of the deduction of Swiss Anticipatory Tax withheld at the source to the debit of the beneficial owner (bank vouchers, etc.).

United States Taxation

Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a “United States Holder” of the purchase, ownership and disposition of our shares. For purposes of this discussion, a “United States Holder” is a beneficial owner of our shares or ADSs that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as defined for United States federal income tax purposes);

•	a corporation (or other entity taxed as a corporation for United States federal income tax purposes) created or organised in or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

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

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to holders that are subject to special treatment, including:

•	broker-dealers or insurance companies;

•	holders who have elected mark-to-market accounting;

•	tax-exempt organisations;

•	regulated investment companies;

•	financial institutions or “financial services entities”;

•	holders who hold shares with other investments as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction”;

•	holders who own or owned, directly, indirectly or by attribution, at least 10% of our voting power;

•	certain expatriates or former long-term residents of the United States;

•	certain foreign corporations treated as domestic corporations pursuant to section 269B or 7874 of the Code;

•	United States holders whose functional currency is not the U.S. dollar; and

•	holders who received shares as compensation for the performance of services.

This discussion does not consider the tax treatment of holders that are partnerships or other pass-through entities or persons that hold our shares through a partnership or other pass-through entity, nor does it consider the tax treatment of non-United States holders other than to the limited extent provided under “United States Information Reporting and Backup Withholding”. In addition, this discussion does not address any aspect of state, local or non – United States tax laws, or the possible application of United States federal gift or estate tax.

Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, owning or disposing of our shares.

Dividends. A United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our shares, including the amount of Swiss taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the United States Holder’s tax basis in the shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares. See the discussion below under “Sale or Exchange.” Cash distributions paid by us in Swiss francs, including the amount of any taxes withheld from such distributions, will be included in the income of United States Holders at a U.S. dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the United States Holders, and United States Holders will have a tax basis in such Swiss francs for United States federal income tax purposes equal to such U.S. dollar value. If a United States Holder converts a distribution paid in Swiss francs into U.S. dollars on the day the dividend is includible in the income of the United States Holder, the United States Holder generally should not be required to recognise gain or loss arising from exchange rate fluctuations. If a United States Holder subsequently converts the Swiss francs, any subsequent gain or loss in respect of such Swiss francs arising from exchange rate fluctuations will be United States source ordinary exchange income or loss.

Dividends paid prior to January 1, 2009 to non-corporate United States Holders who meet certain eligibility requirements (as discussed below) qualify for a reduced rate of taxation of 15% or lower if (a) our ADSs or shares are readily tradeable on an established securities market in the United States, or (b) we qualify for benefits under an income tax treaty such as the United States-Switzerland Tax Treaty. The Company’s ADSs are readily tradeable on the New York Stock Exchange. Accordingly, dividends paid on our shares should qualify for the reduced rate of taxation.

A United States Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements, including certain holding period and at risk requirements. In addition, dividends paid with respect to our shares will not qualify for the reduced rate if we are a passive foreign investment company (PFIC), as this term is defined for United States federal income tax purposes. Due to the nature of our income and assets, we do not believe we are a PFIC and do not anticipate becoming a PFIC in the future. United States Holders should consult their own tax advisors concerning their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions of our current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

United States Holders will have the option of claiming the amount of any Swiss income taxes withheld at source or paid with respect to dividends either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemised deductions, but instead utilise the standard deduction, may not claim a deduction for the amount of the Swiss income taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their United States federal income tax liability subject to limitations and restrictions discussed below.

The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The amount of any foreign income tax which may be refunded to a United States Holder may not be claimed as a foreign tax credit. See “Swiss Taxation.” Special rules apply to foreign tax credits associated with dividends which qualify for reduced rates of taxation, as discussed above. In addition, United States Holders must meet certain holding period and at risk requirements in order to claim a credit for foreign taxes. The rules relating to the determination of the foreign tax credit are complex, and United States Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit and whether, if they are individuals whose gross income from sources outside the United States consists entirely of “qualified passive income,” they may be eligible, pursuant to section 904(k) of the Code, to elect not to have the limitation of Code section 904 (a) applied to them.

Sale or Exchange. Upon the sale, exchange or other taxable disposition of our shares, a United States Holder generally will recognise capital gain or loss in an amount equal to the difference between such United States Holder’s tax basis in the shares, which is usually the U.S. dollar cost of such shares, and the amount realised on the sale, exchange or other disposition. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders (such rate is scheduled to increase in 2009). Gain realised by a United States Holder on a sale, exchange or other disposition of shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss realised by a United States Holder on the sale, exchange or other disposition of shares is generally allocated to United States source income. The deductibility of a loss realised on the sale, exchange or other disposition of shares is subject to limitations. A United States Holder that receives Swiss francs on the sale or other disposition of the shares will realise an amount equal to the U.S. dollar value of the Swiss francs on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A United States Holder will have a tax basis in the Swiss francs received equal to the U.S. dollar amount realised, and any gain or loss realised on a subsequent conversion into U.S. dollars will be United States source ordinary income or loss.

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

Documents on Display

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, Adecco S.A. files an Annual Report on Form 20-F with and furnishes other information to the U.S. Securities and Exchange Commission (“SEC”). Copies of the Company’s reports and other information may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-SEC-0330. The SEC maintains an internet site that contains other reports and other information regarding the Company and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

The documents referred to herein can be obtained from the Corporate Secretary at the Company’s principal corporate office which is the office of its management company, Adecco management & consulting S.A., at Sägereistrasse 10, 8152 Glattbrugg, Switzerland. Certain documents are posted also on the Company’s website www.adecco.com.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange, interest rates, and equity market risk. Except for the equity market risk, these exposures are actively managed by the Company in accordance with written policies approved by the

Board of Directors. The Company’s objective is to minimise, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Company’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures in the absence of natural hedges.

The Company uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. See Note 13 to the consolidated financial statements for further information on these interest rate swaps.

Depending on the amount of outstanding foreign currency forward contract hedges and the fluctuation of exchange rates, the settlement of these contracts may result in significant cash inflows or cash outflows.

Given the global nature of the Company’s business, the Company is exposed to foreign exchange movements, primarily in the currencies of the United States, the United Kingdom, Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Company enters into various contracts, such as foreign currency forward contracts and cross-currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets, equity, and commitments. During 2004, the Company restructured the financing of its investments in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. These contracts were closed during the course of 2005.

Foreign currency exchange rate risk

The table below summarises the foreign currency forward contracts outstanding at December 31, 2005 and January 2, 2005. The table presents the notional amounts (at contract exchange rates) purchased (or sold) and the weighted-average contractual foreign currency exchange rates. All forward contracts mature in less than twelve months. See Note 13 to the consolidated financial statements for further information.

To receive Swiss francs and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount CHF	Weighted Average Contract Rate	Notional Amount CHF	Weighted Average Contract Rate
Euro	344	0.6501	153	0.6507
U.S. Dollar	151	0.7852	607	0.8706
Canadian Dollar	106	0.9017	153	1.0343
Australian Dollar	73	1.1233	79	1.1314
Norwegian Kroner	52	5.1324	48	5.5320
British Pound Sterling	46	0.4433	45	0.4566
Hong Kong Dollar	6	6.2800	6	6.4187
Mexican Peso	3	8.4854	8	9.9661
Hungarian Forint	3	166.6523	2	166.7664
Czech Koruna	2	18.8608	1	20.1613
Japanese Yen	2	88.9363	—	88.0437
South African Rand	1	5.0327	8	5.0761
Danish Krone	1	4.8747	2	4.8812
Thai Baht	1	31.5259	1	34.4828
Swedish Krona	1	6.1200	1	5.8938
Israeli New Shekel	—	—	4	3.8314
New Zealand Dollar	—	1.1067	3	1.2346
Slovenian Tolar	—	156.0062	1	156.7398
Polish Zloty	—	—	—	2.8736

To receive Euro and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount EUR	Weighted Average Contract Rate	Notional Amount EUR	Weighted Average Contract Rate
Swiss Franc	175	1.5424	212	1.5245

To receive Australian Dollars and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount AUD	Weighted Average Contract Rate	Notional Amount AUD	Weighted Average Contract Rate
Swiss Franc	60	0.9555	5	0.8690

To receive U.S. Dollars and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount USD	Weighted Average Contract Rate	Notional Amount USD	Weighted Average Contract Rate
Swiss Franc	30	1.2695	7	1.1359
Chilean Peso	10	527.3000	9	591.8126
Taiwan Dollar	4	31.4900	3	33.4648
Argentinean Peso	3	2.985	2	3.0025
Brazilian Real	3	2.8953	2	3.1192
South Korean Won	2	1016.0000	3	1097.5000
Colombian Peso	1	2298.0000	1	2575.5000
Peruvian Nuevo Sol	1	3.4267	1	3.2770
Russian Rouble	1	28.4300	—	27.9300
Canadian Dollar	—	—	4	1.2267
Chinese Yuan Renminbi	—	—	1	8.2210

To receive British Pounds Sterling and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount GBP	Weighted Average Contract Rate	Notional Amount GBP	Weighted Average Contract Rate
Swiss Franc	—	2.2620	1	2.1970

To receive Hong Kong Dollars and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount HKD	Weighted Average Contract Rate	Notional Amount HKD	Weighted Average Contract Rate
Swiss Franc	2	0.1626	1	0.1516

To receive Danish Krone and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount DKK	Weighted Average Contract Rate	Notional Amount DKK	Weighted Average Contract Rate
Swiss Franc	—	—	2	0.2063

To receive Canadian Dollars and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount CAD	Weighted Average Contract Rate	Notional Amount CAD	Weighted Average Contract Rate
U.S. Dollar	1	0.8536	1	0.8059

To receive Japanese Yen and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount JPY	Weighted Average Contract Rate	Notional Amount JPY	Weighted Average Contract Rate
Swiss Franc	166	0.0109	—	—
U.S. Dollar	—	—	11	0.0113

To receive Mexican Pesos and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount MXP	Weighted Average Contract Rate	Notional Amount MXP	Weighted Average Contract Rate
Swiss Franc	—	—	8	0.1000

To receive Singapore Dollars and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount SGD	Weighted Average Contract Rate	Notional Amount SGD	Weighted Average Contract Rate
Swiss Franc	10	0.7700	10	0.7108

To receive Thai Baht and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount THB	Weighted Average Contract Rate	Notional Amount THB	Weighted Average Contract Rate
Swiss Franc	—	—	13	0.0294

To receive Chinese Yuan Renminbi and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount CNY	Weighted Average Contract Rate	Notional Amount CNY	Weighted Average Contract Rate
U.S. Dollar	—	—	8	0.1224

To receive Czech Koruna and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount CZK	Weighted Average Contract Rate	Notional Amount CZK	Weighted Average Contract Rate
Swiss Franc	3	0.0537	—	—

To receive Hungarian Forint and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount HUF	Weighted Average Contract Rate	Notional Amount HUF	Weighted Average Contract Rate
Swiss Franc	17	0.0061	—	—

To receive Indian Rupees and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount INR	Weighted Average Contract Rate	Notional Amount INR	Weighted Average Contract Rate
U.S. Dollar	119	0.0225	—	—

To receive Norwegian Kroner and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount NOK	Weighted Average Contract Rate	Notional Amount NOK	Weighted Average Contract Rate
Swiss Franc	30	0.1930	—	—

To receive New Zealand Dollars and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount NZD	Weighted Average Contract Rate	Notional Amount NZD	Weighted Average Contract Rate
Swiss Franc	—	0.8755	—	—

To receive Polish Zloty and pay various currencies:

	December 31, 2005		January 2, 2005
Currency (in millions)	Notional Amount PLN	Weighted Average Contract Rate	Notional Amount PLN	Weighted Average Contract Rate
Swiss Franc	—	0.402	—	—

At December 31, 2005, the Company had short-term foreign exchange contracts outstanding with an aggregate notional amount of EUR 780 and an aggregate fair value liability of EUR 6 consisting of unrealised gains of EUR 3 and unrealised losses of EUR 9. These contracts primarily hedge subsidiary financing activity and available-for-sale securities with the respective gains and losses being included in other income/(expense), net.

Interest rate risk

The Company manages its exposure to changes in interest rates through the use of fixed and variable rate debt in a number of currencies and by utilising interest rate swaps and interest rate and cross-currency swaps to hedge certain underlying debt obligations.

The information below summarises the Company’s market risks associated with debt obligations at December 31, 2005 and January 2, 2005, and should be read in conjunction with Notes 8 and 13 to the consolidated financial statements. For debt obligations, the table below presents principal cash flows and related interest rates by fiscal year of maturity.

December 31, 2005

(EUR equivalents, in millions)

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Debt
Fixed rate	524	1	122	—	—	599	1,246	1,259
Average interest rate	6.3%	7.1%	6.0%	—	—	1.5%	3.97%	—

January 2, 2005

(EUR equivalents, in millions)

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Debt
Fixed rate	202	554	1	122	—	595	1,474	1,484
Average interest rate	4.1%	6.3%	7.1%	6.0%	—	1.5%	4.0%	—
Variable rate	28	—	—	—	—	—	28	28
Average interest rate	3.5%	—	—	—	—	—	3.5%	—

The information below summarises the Company’s market risks associated with interest rate swaps and interest rate and cross-currency swaps at December 31, 2005 and January 2, 2005, and should be read in conjunction with Notes 8 and 13 to the consolidated financial statements. For interest rate swaps and interest rate and cross currency swaps, the table presents the notional amounts and related interest rates by fiscal year of maturity. Weighted-average variable rates are based on current rates as of December 31, 2005 and January 2, 2005.

Interest Rate Swaps at December 31, 2005

(EUR equivalents, in millions)

	2006	2007	2008	2009	2010	Thereafter	Total
U.S. Dollar
Payer swap	—	80.7	—	—	—	—	80.7
Pay rate (fixed)	—	7.07%	—	—	—	—	—
Receive rate (variable)	—	4.70%	—	—	—	—	—

	2006	2007	2008	2009	2010	Thereafter	Total
Euro
Payer swap	—	100.0	—	—	—	—	100.0
Pay rate (fixed)	—	7.32%	—	—	—	—	—
Receive rate (variable)	—	2.07%	—	—	—	—	—

Euro(1)
Payer swap	6.4	7.0	—	—	—	—	13.4
Pay rate (variable)	3.33%	3.33%	—	—	—	—	—
Receive rate (variable)	4.54%	4.54%	—	—	—	—	—

Interest Rate Swaps at January 2, 2005

(EUR equivalents, in millions)

	2005	2006	2007	2008	2009	Thereafter	Total
U.S. Dollar
Payer swap	—	—	70.4	—	—	—	70.4
Pay rate (fixed)	—	—	7.07%	—	—	—	—
Receive rate (variable)	—	—	2.78%	—	—	—	—
U.S. Dollar
Payer swap	—	146.7	—	—	—	—	146.7
Pay rate (variable)	—	6.33%	—	—	—	—	—
Receive rate (fixed)	—	7.00%	—	—	—	—	—

	2005	2006	2007	2008	2009	Thereafter	Total
Euro
Payer swap	—	—	100.0	—	—	—	100.0
Pay rate (fixed)	—	—	7.32%	—	—	—	—
Receive rate (variable)	—	—	1.39%	—	—	—	—

Euro(1)
Payer swap	5.9	6.4	7.0	—	—	—	19.3
Pay rate (variable)	3.04%	3.04%	3.04%	—	—	—	—
Receive rate (variable)	2.56%	2.56%	2.56%	—	—	—	—

Interest Rate and Cross Currency Swaps at December 31, 2005

(EUR equivalents, in millions)

	2006	2007	2008	2009	2010	Thereafter	Total
Euro (EUR)/U.S. Dollar (USD)
Amount payable (EUR)	—	100.0	—	—	—	—	100.0
Amount receivable (USD)	—	79.2	—	—	—	—	79.2
Pay rate (variable, EUR)	—	2.07%	—	—	—	—	—
Receive rate (fixed, USD)	—	7.06%	—	—	—	—	—

Euro (EUR)/U.S. Dollar (USD)(1)
Amount payable (EUR)	7.3	7.9	—	—	—	—	15.2
Amount receivable (USD)	5.9	6.4	—	—	—	—	12.3
Pay rate (variable, EUR)	4.54%	4.54%	—	—	—	—	—
Receive rate (variable, USD)	4.70%	4.70%	—	—	—	—	—

Euro (EUR)/Swiss Franc (CHF)
Amount payable (CHF)	185.0	—	—	—	—	—	185.0
Amount receivable (EUR)	187.6	—	—	—	—	—	187.6
Pay rate (fixed, CHF)	4.65%	—	—	—	—	—	—
Receive rate (fixed, EUR)	6.00%	—	—	—	—	—	—

Euro (EUR)/Swiss Franc (CHF)
Amount payable (CHF)	209.4	—	—	—	—	—	209.4
Amount receivable (EUR)	212.6	—	—	—	—	—	212.6
Pay rate (variable, CHF)	2.31%	—	—	—	—	—	—
Receive rate (fixed, EUR)	6.00%	—	—	—	—	—	—

Interest Rate and Cross Currency Swaps at January 2, 2005

(EUR equivalents, in millions)

	2005	2006	2007	2008	2009	Thereafter	Total
Euro (EUR)/U.S. Dollar (USD)
Amount payable (EUR)	—	—	100.0	—	—	—	100.0
Amount receivable (USD)	—	—	69.1	—	—	—	69.1
Pay rate (variable, EUR)	—	—	1.39%	—	—	—	—
Receive rate (fixed, USD)	—	—	7.06%	—	—	—	—

Euro (EUR)/U.S. Dollar (USD) (1)
Amount payable (EUR)	6.7	7.3	7.9	—	—	—	21.9
Amount receivable (USD)	4.7	5.1	5.6	—	—	—	15.4
Pay rate (variable, EUR)	2.56%	2.56%	2.56%	—	—	—	—
Receive rate (variable, USD)	2.78%	2.78%	2.78%	—	—	—	—

Euro (EUR)/Swiss Franc (CHF)
Amount payable (CHF)	—	186.8	—	—	—	—	186.8
Amount receivable (EUR)	—	187.6	—	—	—	—	187.6
Pay rate (fixed, CHF)	—	4.65%	—	—	—	—	—
Receive rate (fixed, EUR)	—	6.00%	—	—	—	—	—

Euro (EUR)/Swiss Franc (CHF)
Amount payable (CHF)	—	211.4	—	—	—	—	211.4
Amount receivable (EUR)	—	212.5	—	—	—	—	212.5
Pay rate (variable, CHF)	—	2.02%	—	—	—	—	—
Receive rate (fixed, EUR)	—	6.00%	—	—	—	—	—

U.S. Dollar (USD)/Swiss Franc (CHF)
Amount payable (USD)	—	128.0	—	—	—	—	128.0
Amount receivable (CHF)	—	186.7	—	—	—	—	186.7
Pay rate (fixed, USD)	—	6.86%	—	—	—	—	—
Receive rate (fixed, CHF)	—	4.65%	—	—	—	—	—

Euro (EUR)/Swiss Franc (CHF)
Amount payable (EUR)	48.4	—	—	—	—	—	48.4
Amount receivable (CHF)	48.6	—	—	—	—	—	48.6
Pay rate (variable, EUR)	2.22%	—	—	—	—	—	—
Receive rate (fixed, CHF)	0.76%	—	—	—	—	—	—

(1)	The Swaps’ notional amounts reduce every 6 months. The maturing amount shown in the table represents this reduction.

At December 31, 2005 and January 2, 2005, the Company had interest rate swaps and interest rate and cross currency swaps with aggregate fair value of EUR (6) and EUR 48.

At December 31, 2005, the Company had U.S. dollar denominated interest rate caps with an aggregate nominal value of USD 200 (EUR 168). All interest rate caps mature during 2006 and have an interest rate cap at 7.75%. The fair value of the interest rate caps was not significant at December 31, 2005 and January 2, 2005.

See Note 8 to the consolidated financial statements for further information on the Company’s indebtedness.

Credit default swaps

In 2004, in connection with certain credit linked notes, the Company recorded credit swap derivatives whereby the Company had accepted the credit risk of a portfolio of third parties in return for a higher interest rate on certain available-for-sale securities. The credit swap derivatives were structured as first-to-default swaps whereby, although the Company had accepted the credit risk of a pool of third parties, the Company would have been responsible to cover the losses of the first third party to default. The notional amount of the credit derivatives was CHF 75 (EUR 48) and all of the underlying parties to which the Company had accepted the credit risk were international banks with investment grade credit quality between AA and A.

In addition, in 2004 the Company entered into a stand-alone credit default swap having a notional amount of CHF 50 (EUR 32). Similar to the swap described above, the credit default swap was structured as a first-to-default swap. The underlying parties to which the Company had accepted the credit risk were international banks with investment grade credit quality between AA and A.

All above credit default swaps expired in 2005, and did not have a significant impact on the results of operations of the Company for the year 2005.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15. CONTROLS AND PROCEDURES

(a) The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005 (the end of the period covered by this Annual Report). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in reports the Company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report, which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c) As a result of Section 404 of Sarbanes-Oxley and the rules issued thereunder, the Company will be required to include in its Annual Report on Form 20-F for its 2006 fiscal year a report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. The Company’s independent auditors will also be required to attest to and report on management’s assessment.

The Company also adopted a revised and updated Code of Business Conduct, which applies to all of the Company’s employees. A copy of the Code of Business Conduct is available on http://www.adecco.com/resources/eng_code_mngmnt.pdf.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

The Board has determined that Thomas O’Neill is the Audit Committee Financial Expert and meets the required criteria for this position, including that he is independent within the meaning of the NYSE rules.

Item 16B. Code of Ethics

The Audit Committee adopted a Code of Ethics on April 15, 2004 that applies to the Chief Executive Officer, Chief Financial Officer and other senior financial officers. A copy of the Code of Ethics is available without charge upon written request of the Corporate Secretary by means of a written request to:

Corporate Secretary of Adecco S.A.

c/o Adecco management & consulting S.A.

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

The Company also adopted a revised and updated Code of Business Conduct, which applies to all of the Company’s employees. A copy of the Code of Business Conduct is available on http://www.adecco.com/resources/eng_code_mngmnt.pdf.

Item 16C. Principal Accountant Fees and Services

Fees paid by the Company to its auditors were as follows in 2005 and 2004:

	2005		2004
	Million EUR	In % of total fees	Million EUR	In % of total fees
Audit fees	11.2	79%	18.7	96%
Audit-related fees	3.0	21%	0.6	3%
Tax fees	—	—	0.1	1%
All other fees	—	—	—	—
Total Fees	14.2	100%	19.4	100%

The Audit Committee is required to, and in 2005 and 2004 did, approve in advance (“pre-approve”) all the audit and non-audit services performed by the Company’s independent auditor in order to assure that the provision of such services does not impair the auditor’s independence from the Company. The Chairman of the Audit Committee has pre-approval authority in urgent cases. The Audit Committee may delegate pre-approval authority to one or more of its other members. The Chairman or any other such member to whom such authority is delegated must report for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Number of Shares Purchased[1]	Average Price Paid
		CHF	EUR[2]
June 1- June 30	1,500,000	60.31	39.01
September 1 – September 30	70	60.04	38.85

(1)	There were no publicly announced share buyback plans or programs during fiscal year 2005. The majority of the shares bought back by the Company in 2005 were purchased in the month of June. These shares were purchased in open-market transactions.
(2)	Shares are purchased in Swiss francs and translated to Euros at the average applicable rate.

Shares purchased but not cancelled are held as treasury stock and may be sold back to the market.

PART III

Item 17. FINANCIAL STATEMENTS

Not Applicable.

Item 18. FINANCIAL STATEMENTS

(a) See pages 70 and F-1 through F-32 incorporated herein by reference.

(b) Schedule II – Valuation and qualifying accounts page F-33.

Item 19. EXHIBITS

EXHIBIT No.	Description
1.1(a)	Statutes of Adecco S.A. (in French), as amended on March 7, 2006.

1.1(b)	Unofficial translation of the (Statutes) Articles of Incorporation of Adecco S.A. (in English), as amended on March 7, 2006.

2.1*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.2*	Specimen of certificates representing Adecco S.A. ADSs (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.3*	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999 (incorporated herein by reference to the Company’s Amendment No. 4 to Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 9, 2000 (File No. 33-88597)).

2.3.1*	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999 (incorporated herein by reference to Exhibit (a)(2) to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6, as filed with the Securities and Exchange Commission on April 12, 2001 (File No. 33-85256)).

4.1	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, incorporating amendments from the Supplemental Agreement dated November 19, 2003, among Adecco S.A. and Adecco Coordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000.

4.2	Amendment to Credit Agreement (Multicurrency Loan Agreement), dated July 11, 2005.

4.3*	Bond Purchase Agreement for CHF 900 million Zero Coupon Convertible Bonds due 2013, dated August 19, 2003, between Adecco Financial Services (Bermuda) Ltd. (as issuer), Adecco S.A. (as guarantor), and Credit Suisse First Boston, Goldman, Sachs & Co. Bank, Société Générale and BNP Paribas (as managers) (incorporated herein by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 0-25004)).

4.4	Term Loan Agreement, dated January 13, 2006, among Adecco Germany Holding GmbH, as Borrower, and UBS Ltd., as Arranger, and UBS AG, London, as Agent, for a credit facility of EUR 695,000,000.

4.5*	Employment Agreement between Adecco management & consulting S.A. and Jérôme Caille, Chief Executive Officer (until November 2005), dated October 18, 2002 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

EXHIBIT No.	Description
4.6*	Employment Agreement between Adecco management & consulting S.A. and James (Jim) W. Fredholm, Chief Financial Officer (until March 2006), dated April 6, 2004 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

4.7*	Employment Agreement between Adecco management & consulting S.A. and Jean-Manuel Bullukian, President Ajilon worldwide, dated December 20, 2004 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

4.8*	Employment Agreement between Adecco management & consulting S.A. and Ekkehard Kuppel, President and COO of Career Services division (LHH worldwide), dated January 28, 2005 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

4.9*	Summary of Key Employment Terms between Adecco management & consulting S.A. and Sergio Picarelli, President of Adecco Staffing division (until December 31, 2005), commencing January 1, 2005 (incorporated herein by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Klaus J. Jacobs.

12.2	Section 302 Certification of Dominik de Daniel.

13.1	Certification of Klaus J. Jacobs pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Dominik de Daniel pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG.

*	Previously filed and incorporated herein by reference.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Adecco S.A.

We have audited the accompanying consolidated balance sheets of Adecco S.A. (the “Company”) as of December 31, 2005 and January 2, 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18(b). These financial statements and schedule are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adecco S.A. at December 31, 2005 and January 2, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG AG

/s/ Jan Birgerson	/s/ Ancillo Canepa
Jan Birgerson	Ancillo Canepa

Zurich, Switzerland

March 22, 2006

Adecco Group –

Consolidated balance sheets

In millions, except share and per share information

As of (in EUR)	31.12.2005	2.1.2005
Assets
Current assets:
– Cash and cash equivalents	468	879
– Short-term investments	380	324
– Trade accounts receivable, net	3,659	3,149
– Other current assets	298	260
Total current assets	4,805	4,612

Property, equipment, and leasehold improvements, net	240	261
Other assets	312	364
Intangible assets, net	48	8
Goodwill	1,434	1,196
Total assets	6,839	6,441

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses:
– Accounts payable	183	152
– Accrued salaries and wages	851	758
– Accrued payroll taxes and employee benefits	834	764
– Accrued sales and value added taxes	513	487
– Accrued income taxes	328	341
– Other accrued expenses	578	523
– Total accounts payable and accrued expenses	3,287	3,025
– Short-term debt and current maturities of long-term debt	550	230
Total current liabilities	3,837	3,255

Long-term debt, less current maturities	722	1,272
Other liabilities	143	139
Total liabilities	4,702	4,666

Minority interests	20	2

Shareholders’ equity
Common shares	117	116
Additional paid-in capital	2,045	2,026
Treasury stock, at cost	(59)	(1)
Accumulated deficit	(25)	(356)
Accumulated other comprehensive income/(loss), net	39	(12)
Total shareholders’ equity	2,117	1,773
Total liabilities and shareholders’ equity	6,839	6,441

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –

Consolidated statements of operations

In millions, except share and per share information

For the fiscal years (in EUR)	2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)
Revenues	18,303	17,239	16,226
Direct costs of services	(15,217)	(14,365)	(13,469)
Gross profit	3,086	2,874	2,757

Selling, general and administrative expenses	(2,469)	(2,343)	(2,242)
Amortisation of intangible assets	(3)	(1)	(6)
Operating income	614	530	509

Interest expense	(52)	(62)	(70)
Other income/(expenses), net	43	8
Income applicable to minority interests	(2)
Income before income taxes, discontinued operations, and cumulative effect of change in accounting principle	603	476	439

Provision for income taxes	(150)	(174)	(128)
Income from continuing operations and before cumulative effect of change in accounting principle	453	302	311

Income/(loss) from discontinued operations		30	(3)
Cumulative effect of change in accounting principle, net of tax			(3)
Net income	453	332	305

Basic earnings per share data:
– Continuing operations	2.43	1.61	1.66
– Discontinued operations		0.16	(0.01)
– Cumulative effect of change in accounting principle			(0.02)
Basic earnings per share	2.43	1.77	1.63

Basic weighted-average shares	186,599,019	187,074,416	186,744,214

Diluted earnings per share data:
– Continuing operations	2.34	1.54	1.63
– Discontinued operations		0.15	(0.01)
– Cumulative effect of change in accounting principle			(0.01)
Diluted earnings per share	2.34	1.69	1.61

Diluted weighted-average shares	196,546,937	201,328,174	195,777,267

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –

Consolidated statements of cash flows

In millions, except share and per share information

For the fiscal years (in EUR)	2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)
Cash flows from operating activities of continuing operations
Net income	453	332	305

Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
– (Income)/loss from discontinued operations		(30)	3
– Depreciation and amortisation	109	120	142
– Bad debt expense	12	25	44
– Stock-based compensation	11	20	6
– Deferred tax provision/(benefit)	14	(3)	65
– Other charges	(16)	14	25

Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable	(357)	(281)	(219)
– Accounts payable and accrued expenses	80	318	94
– Other assets and liabilities	(8)	27	(12)
Cash flows from operating activities of continuing operations	298	542	453

Cash flows from/(used in) investing activities of continuing operations
Capital expenditures	(68)	(68)	(54)
Proceeds from sale of property and equipment		1	2
Acquisition of Altedia, net of cash acquired	(91)
Acquisition of Humangroup, net of cash acquired	(57)
Purchase of available-for-sale securities	(164)	(84)	(178)
Purchase of term deposits	(327)	(84)	(225)
Proceeds from sale of available-for-sale securities	206	82
Proceeds from sale of term deposits	244	196
Proceeds from sale of PSI	42
Cash settlements on derivative instruments	(9)	93	31
Other acquisition and investing activities, net	(17)	(23)	(8)
Cash flows from/(used in) investing activities of continuing operations	(241)	113	(432)

For the fiscal years (in EUR)	2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)
Cash flows from/(used in) financing activities of continuing operations
Net decrease in short-term debt	(23)	(11)	(167)
Borrowings on long-term debt, net of issuance costs			580
Repayment of long-term debt	(249)	(336)	(74)
Dividends paid to shareholders	(122)	(86)	(75)
Common stock options exercised	9	7	9
Cash settlements on derivative instruments	(35)	14	76
(Purchase)/proceeds from sale of treasury shares	(58)	5	1
Other financing activities			7
Cash flows from/(used in) financing activities of continuing operations	(478)	(407)	357

Net proceeds from sale of discontinued operations		64

Effect of exchange rate changes on cash	10	2	(21)

Net increase/(decrease) in cash and cash equivalents	(411)	314	357

Cash and cash equivalents:
– Beginning of year	879	565	208
– End of year	468	879	565

Supplemental disclosures
Supplemental disclosures of cash paid
Cash paid for interest	42	49	63
Cash paid for income taxes	169	117	134

Supplemental disclosures of non-cash investing activities
Stock received in the sale of jobpilot		24
Asset retirement obligations	3	(3)	12

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –

Consolidated statements of changes in shareholders’ equity

In millions, except share and per share information

In EUR	Common shares	Additional paid-in capital	Treasury stock, at cost	Accumulated deficit	Accumulated other comprehensive income/(loss), net	Total shareholders’ equity
December 30, 2002	116	1,978	(6)	(832)	83	1,339

Comprehensive income:
Net income				305		305
Other comprehensive income/(loss), net of tax
– Currency translation adjustment					(41)	(41)
– Unrealised gain on cash flow hedging activities					3	3
– Minimum pension liability adjustment					(2)	(2)
– Changes in available-for-sale securities					2	2
Total comprehensive income						267
Stock-based compensation		6				6
Common stock options exercised		9				9
Treasury stock transactions			1			1
Cash dividends, CHF 0.60 per share				(75)		(75)

December 28, 2003	116	1,993	(5)	(602)	45	1,547

Comprehensive income:
Net income				332		332
Other comprehensive income/(loss), net of tax
– Currency translation adjustment					(57)	(57)
– Unrealised gain on cash flow hedging activities					3	3
– Minimum pension liability adjustment					(5)	(5)
– Changes in available-for-sale securities					2	2
Total comprehensive income						275
Stock-based compensation		25				25
Common stock options exercised		7				7
Treasury stock transactions		1	4			5
Cash dividends, CHF 0.70 per share				(86)		(86)

January 2, 2005	116	2,026	(1)	(356)	(12)	1,773

Comprehensive income:
Net income				453		453
Other comprehensive income/(loss), net of tax
– Currency translation adjustment					44	44
– Unrealised loss on cash flow hedging activities					(1)	(1)
– Minimum pension liability adjustment					6	6
– Changes in available-for-sale securities					2	2
Total comprehensive income						504
Stock-based compensation		11				11
Common stock options exercised	1	8				9
Treasury stock transactions			(58)			(58)
Cash dividends, CHF 1.00 per share				(122)		(122)

December 31, 2005	117	2,045	(59)	(25)	39	2,117

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –

Notes to consolidated financial statements

Note 1 – The business and summary of significant accounting policies

Business

The consolidated financial statements include Adecco S.A., a Swiss corporation, its majority owned subsidiaries and other affiliated entities (collectively, the “Company”). The Company’s principal business is providing personnel services to businesses and organisations worldwide. During 2005, the Company’s services were marketed and managed through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services. The Adecco Staffing division provided flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical, and telecommunications sectors. The Ajilon Professional division offered specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance, accounting and legal, engineering, and high-end clerical support. The LHH Career Services division provided outplacement, restructuring, and talent solutions services.

Prior to the sale of jobpilot GmbH and subsidiaries (“jobpilot”), the Company provided services through a fourth division: e-HR Services & Others, which provided online recruitment advertising. On April 22, 2004, the jobpilot operations were sold, and accordingly the operating results, assets and liabilities and cash flows related to jobpilot have been reclassified as discontinued operations in the consolidated financial statements.

In January 2006, the division structure was replaced by a geographical structure combined with newly introduced global business lines through which the Company’s main professional services will now be marketed and managed: Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events; and Adecco Human Capital Solutions. The Company’s country heads continue to manage directly the industrial and office staffing business, while supporting the expansion of and driving efficiency across the global professional business lines at the country level.

The Company provides services to businesses and organisations located throughout North America, Europe, Asia Pacific, Latin America, and Africa.

Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the provisions of Swiss law. In 2005, the Company decided to change its fiscal year-end. Instead of the Company’s fiscal year ending on the Sunday nearest to December 31, the Company now has a fiscal year that coincides with the calendar year. The change did not have a material impact on the consolidated financial statements. For 2005, the Company’s fiscal year included 52 weeks ending December 31, 2005. In 2004 and 2003, the Company’s fiscal year contained 53 weeks ending January 2, 2005 and 52 weeks ending December 28, 2003, respectively.

Reporting currency

The reporting currency of the Company is the Euro, which reflects the significance of the Company’s Euro-denominated operations. Adecco S.A.’s share capital is denominated in Swiss francs, and the Company declares and pays dividends in Swiss francs. The Swiss franc is the currency of stock option grants since it is the functional currency of the parent company, Adecco S.A.

Foreign currency translation

The Company’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information is translated from the applicable functional currency to the Euro, the reporting currency, for inclusion in the Company’s consolidated financial statements. Income, expenses, and cash flows are translated at average exchange rates prevailing during the fiscal year and assets and liabilities are translated at fiscal year-end exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity. Business transactions denominated in foreign currencies are recorded in the statements of operations at the rate applicable on the date of the transaction or the monthly average rate.

Principles of consolidation

        The consolidated financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss, and cash flows of Adecco S.A., its majority-owned subsidiaries and entities for which the Company has been determined to be the primary beneficiary under the Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”). Minority interest is calculated for entities fully consolidated butnot wholly owned.

The components of equity attributable to the minority shareholders is presented in minority interests within the consolidated balance sheets while net income attributed to the minority shareholders is included in income applicable to minority interests, within the consolidated statements of operations. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

The Company records investments in affiliates over which it is able to exercise significant influence using the equity method of accounting. The cost method of accounting is applied for investments in entities over which the Company is not able to exercise significant influence (generally investments in which the Company’s ownership is less than 20%) and for which fair market value is not readily determinable. The accounting policy for other types of investments is described within this note under short-term investments.

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

The French government has instituted various social programmes, the adoption of which resulted in the recognition of a lower social security charge. The Company establishes provisions to cover the risk of non-compliance with these programmes as well as for other French social security related risks. The results of audits by local authorities, expiration of the statutes of limitation, and availability of better historical information led to a significant change in estimate that resulted in a reduction of provisions of EUR 11 in 2005, EUR 51 in 2004, and EUR 94 in 2003, which has been included in the determination of 2005, 2004, and 2003 operating income in the accompanying consolidated statements of operations. These changes resulted in an increase to 2005 basic and diluted earnings per share, net of tax, of EUR 0.04 and EUR 0.04, respectively, an increase to 2004 basic and diluted earnings per share, net of tax, of EUR 0.18 and EUR 0.17, respectively, and an increase to 2003 basic and diluted earnings per share, net of tax, of EUR 0.32 and EUR 0.31, respectively.

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

Revenues related to permanent placement services are recognised at the time the candidate begins full-time employment, and an allowance is established for non-fulfillment of permanent placement obligations.

Revenues related to outsourcing services and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service.

The Company presents revenues and the related direct costs of services in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF Issue No. 99-19”). For sales arrangements in which the Company acts as a principal in the transaction and has risks and rewards of ownership (such as the obligation to pay temporary personnel and the risk of loss for collection and performance or pricing adjustments), the Company reports gross revenues and gross direct costs. Under arrangements where the Company acts as an agent and subcontracts to others, the revenues are reported on a net basis.

The Company provides services in the normal course of business at arm’s length terms to entities that are affiliated with certain of its officers and significant shareholders through investment or board directorship.

Marketing costs

Advertising and marketing costs totalled EUR 93, EUR 92, and EUR 82, in 2005, 2004, and 2003, respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Stock-based compensation

The Company utilises the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Upon adoption of SFAS No. 123 at the beginning of 2003, the Company elected to use the prospective method to recognise stock-based compensation expense in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”). Accordingly, the Company will continue to use the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for employee stock options granted prior to 2003 until the adoption of the revised SFAS No. 123, “Share-Based Payment” (“SFAS No. 123(R)”) on January 1, 2006. The impact of SFAS No. 123(R) is described within this note under new accounting standards. Stock options are generally awarded to employees with exercise prices that are equal to or higher than the market price of the Company’s stock on the date of grant. For employee stock options issued under APB No. 25 prior to the adoption of SFAS No. 123, the Company generally did not record compensation expense for such options except, for example, in circumstances when a modification to the outstanding option was made which required a new measurement date.

Had compensation expense for the Company’s stock-based compensation plans, which were accounted for in accordance with APB No. 25, been determined based on the fair value method at the grant dates for awards under those plans consistent with SFAS No. 123, the Company’s pro forma net income and earnings per share would have changed as follows:

In EUR	2005	2004	2003
Pro forma net income and earnings per share
Net income, as reported	453	332	305

Stock-based employee compensation expense included in reported net income, net of tax	8	20	6
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(20)	(54)	(59)
Pro forma net income	441	298	252

Basic earnings per share:
– As reported	2.43	1.77	1.63
– Pro forma	2.37	1.59	1.35
Diluted earnings per share:
– As reported	2.34	1.69	1.61
– Pro forma	2.28	1.52	1.34

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

		2004	2003
Expected lives (in years)		6.5	5.7
Risk-free interest rate		2.48%	2.05%
Expected volatility		48%	49%
Expected dividend yield		1%	1%

There were no options granted during 2005. The weighted-average fair value of options granted in 2004 and 2003 was CHF 26 (EUR 17) and CHF 33 (EUR 22) per option, respectively. In 2004, all options granted were granted above the market price while in 2003, all stock options were granted at the market price on the date of grant.

The Black-Scholes valuation model is used to determine the fair value of options in accordance with U.S. GAAP. Management believes that this model appropriately approximates the fair value of the stock option. The fair value of the option award, as calculated using the Black-Scholes model, is expensed for non-tradeable stock options on a straight-line basis and for tradeable stock options on an accelerated basis over the service period, which is consistent with the vesting period.

Cash equivalents

Cash equivalents consist of highly liquid instruments having an original maturity at the date of purchase of three months or less.

Short-term investments

Short-term investments consist mainly of short and medium-term bank deposits, investments in debt and equity securities, and investment funds. The Company classifies its investments in debt securities, equity securities with quoted market prices, and investment funds as available-for-sale securities. Available-for-sale securities are carried at fair value with unrealised gains and losses reported as components of accumulated other comprehensive income/(loss), net, in shareholders’ equity. However, for the portion of the security that is being hedged under a fair value hedge, the unrealised gains and losses are reported as a component of other income/(expenses), net, in the accompanying consolidated statements of operations. An impairment charge is recorded in the statement of operations for declines in fair value below the cost of an individual investment that are deemed to be other-than-temporary. The Company judges whether a decline in value is temporary based on the length of time that fair market value has been below cost combined with the severity of the decline.

Trade accounts receivable

Trade accounts receivable are recorded at net realisable value after deducting an allowance for doubtful accounts. The Company makes judgements on an entity-by-entity basis as to its ability to collect outstanding receivables and provides an allowance for doubtful accounts based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing percentages based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. Where available and when cost effective, the Company utilises credit insurance. Accounts receivable balances are written off when the Company determines that it is unlikely that future remittances will be received, or as permitted by local law.

Capitalised costs for internal-use software

The Company capitalises internal-use software development costs in accordance with the provisions of the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalised. Application development stage costs generally include software configuration, coding, installation, and testing. Costs incurred for maintenance, testing minor upgrades, and enhancements are expensed as incurred. Capitalised internal-use software development costs are included in property, equipment, and leasehold improvements. Capitalised costs are amortised on a straight-line basis over the estimated life commencing when the software is placed into service, typically ranging from three to five years.

Property, equipment, and leasehold improvements

Property and equipment are carried at historical cost and are depreciated on a straight-line basis over the estimated useful lives (three to five years for furniture, fixtures, and office equipment; three to five years for computer equipment and software; and twenty to forty years for buildings). Leasehold improvements are stated at cost and are amortised over the shorter of the useful life of the improvement or the remaining lease term which includes the contractual lease period and any renewal periods that are deemed to be reasonably assured. Expenditures for repairs and maintenance are charged to expense as incurred.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of the purchase price in a business combination over the value assigned to the net tangible and identifiable intangible assets of businesses acquired less liabilities assumed. Goodwill and indefinite-lived intangible assets are not amortised. Rather the carrying values of goodwill and indefinite-lived intangible assets are tested annually for impairment. Goodwill is tested on a reporting unit level using a two-step impairment test. In step one of the impairment test, the carrying value of each reporting unit is compared with the reporting unit’s fair value as determined using a combination of comparable market multiples, additional market information, and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is then compared to the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income. Indefinite-lived intangible assets are tested by comparing the fair value of the asset to the carrying value of the asset. In the event that the carrying value exceeds the fair value, an impairment loss is recorded in operating income. The Company performed its annual impairment testing in 2005, 2004, and 2003 and determined there to be no impairment.

Definite-lived intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), purchased identifiable intangible assets are capitalised at fair value as of the acquisition date. Intangible assets with definite lives are amortised on a straight-line basis over the estimated period in which benefits will be received, which ranges from two to six years.

Impairment of long-lived assets including definite-lived intangible assets

The Company evaluates long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). In such circumstances, the Company calculates the undiscounted future cash flows expected to be generated by the asset and compares that amount to the asset’s carrying amount. If the undiscounted cash flows are less than the asset’s carrying amount the asset is written down to its fair value and an impairment charge is recorded in operating income. In 2005, 2004, and 2003 no significant impairment charges related to long-lived assets including definite-lived intangible assets were recorded.

Income taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Current liabilities and assets are recognised for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including the future tax benefit of existing net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law. While management believes that its judgements and estimates regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

Earnings per share

In accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average common shares outstanding for the fiscal year. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities, such as stock options or convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that would participate in net income.

Financial instruments

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), all derivative instruments are initially recorded at cost as either other current assets, other assets, other accrued expenses or other liabilities in the accompanying consolidated balance sheets and subsequently re-measured to fair value, regardless of the purpose or intent for holding the derivative instruments. The method of recognising the resulting gain or loss is dependent on whether the derivative instruments contract is designated to hedge a specific risk and qualifies for hedge accounting. The Company designates derivative instruments, which qualify as hedges for accounting purposes, as (a) a hedge of the fair value of a recognised asset, liability, or unrecognised firm commitment (fair value hedge), (b) a hedge of a forecasted transaction or variability in expected future cash flows of recognised assets or liabilities (cash flow hedge), or (c) a hedge of a net investment. When a derivative instrument is designated as a hedging instrument, the Company formally documents the relationship between the derivative instrument and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the formal method that will be used to measure and assess the effectiveness of the hedge. A hedge is considered effective if, at inception and during its life, the Company can expect the derivative instrument to offset changes in the fair value, cash flows, or net investment on the hedged item within a range of 80–125%, and this is supported by actual results. The amount by which the derivative instrument does not fully offset either the changes in cash flows or fair value on the hedged item is called hedge ineffectiveness and recognised immediately in earnings, as are any gains and losses on the derivative instrument that are excluded from the assessment of hedge effectiveness. The Company terminates hedge accounting if it is determined that the hedge is no longer effective, the derivative is sold or exercised, or the hedged item is sold or repaid.

For derivative instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative instruments as well as the changes in the fair value of the hedged item attributable to the hedged risk, are recognised within the same line item in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the consolidated balance sheets. If a fair value hedge for monetary items is terminated, the changes in fair value booked as an adjustment to the carrying amount of the hedge item are amortised to earnings over the remaining life. For non-monetary hedged items there is no such amortisation. If the hedged item has been sold, the adjustment is recognised immediately in earnings.

For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the changes in the fair value of derivative instruments is initially recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity and reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative instruments is immediately recognised in earnings. If a cash flow hedge is terminated and the originally hedged items are still considered probable of occurring, the gains and losses initially recognised in shareholders’ equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items are no longer probable of occurring, amounts recognised in shareholders’ equity are immediately transferred to earnings.

For derivative instruments designated and qualifying as net investment hedges, changes in the fair value of the derivative instruments are recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity to the extent they are considered effective. These gains or losses will remain in equity until the related net investment is sold or otherwise disposed.

The Company has designated certain foreign currency contracts and cross-currency interest rate swaps as fair value hedges. Any cash flow impact on settlement of these contracts is classified within the consolidated statements of cash flows according to the nature of the hedged item. The Company has designated certain foreign currency contracts related to subsidiary funding and external debt as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flows from financing activities. Cash flow impact on settlement of derivative contracts designated as net investment hedges is classified as cash flows from investing activities.

For derivative instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative instruments are recognised in other income/(expenses), net, within the accompanying statements of operations. Any cash flow impact on settlement of these contracts is classified as cash flows from investing activities.

Variable interest entities

        In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (the “Interpretation” or “FIN 46”). FIN 46 requires the consolidation of variable interest entities (“VIE”) in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities were generally consolidated by an enterprise that had a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued a revision of the Interpretation (“FIN 46(R)”), which codified both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and superseded the original Interpretation to include: (1) deferring the effective date of the Interpretation’s provisions for certain variable interests, (2) providing additional scope exceptions for certain other variable interests, (3) clarifying the impact of troubled debt restructurings on the requirement to reconsider (a) whether an entity is a VIE or (b) which party is the primary beneficiary of a VIE, and (4) revising Appendix B of the original Interpretation to provide additional guidance on what constitutes a variable interest. FIN 46(R) was required to be applied in the preparation of financial statements of public entities that have interests in special purpose entities for periods ending after December 15, 2003, and for all other types of variable interest entities in financial statements for periods ending after March 15, 2004.

The Company established several Rabbi trusts. It was determined that these trusts are variable interest entities, in which the Company is the primary beneficiary, and are therefore subject to consolidation by the Company. The adoption of FIN 46(R) did not materially change the accounting treatment for these trusts.

Asset retirement obligations

The Company accounts for asset retirement obligations (“ARO”) in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Accordingly, AROs associated with the retirement of a tangible long-lived asset are recorded as liabilities in the earlier of the period when incurred or the period in which the amount of obligation is reasonably estimable, with an associated increase in the carrying amount of the long-lived asset. The cost of the tangible asset, which in the case of the Company is typically a leasehold improvement, along with the initially recognised asset retirement cost, is depreciated over the estimated life of the asset. The ARO is recorded at fair value, and accretion expense is recognised over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The adoption of SFAS No. 143, as of the first day of 2003, resulted in a cumulative adjustment, net of tax, of EUR 3, recorded as cumulative effect of change in accounting principle in the accompanying consolidated statements of operations.

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

New accounting standards

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment”, (“Statement 123(R)”), which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25, and amends FASB Statement No. 95, “Statement of Cash Flows” (“SFAS No. 95”). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognised in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative. Statement 123(R) permits public companies to adopt its requirements using one of two methods: the modified prospective method or the modified restrospective method.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005.

The Company adopted the fair-value-based method of accounting for stock-based compensation effective the first day of 2003, using the “prospective method” described in SFAS No. 148.

The Company adopted SFAS No. 123(R) on January 1, 2006 using the “modified prospective method”. Accordingly, compensation cost for awards granted to employees prior to January 1, 2006 and which remain unvested as of that date will be recorded based on the requirements of SFAS No. 123 while the compensation cost for awards granted subsequent to January 1, 2006 will be based on the requirements of SFAS 123(R). Such treatment will not have a material impact on the accounting for option grants which were granted on or after the first day of 2003 and will only result in expense being taken on unvested options granted prior to 2003. Compensation cost for awards granted subsequent to January 1, 2006 will be based on the requirements of SFAS 123(R). Currently, the Company uses the Black-Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS No. 123(R).

The Company expects this method to increase compensation expense related to stock options granted prior to 2003 and estimates the impact to be EUR 3 for 2006. SFAS No. 123(R) also requires that the benefits of tax deductions in excess of recognised compensation expense be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate those amounts in the future (because they depend on, among other things, when employees exercise stock options), no significant amounts of operating cash flows from tax benefits were recognised in 2005, 2004 and 2003, respectively.

        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognised as a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of SFAS No. 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

Other disclosures required by Swiss law:

In EUR	31.12.2005	2.1.2005
Other balance sheet disclosures
Prepayments and accrued income	41	35
Non-current assets	2,034	1,829
Accruals and deferred income	3,083	2,863
Pension liabilities, non-current	29	30

In EUR	2005	2004
Other statements of operations disclosures
Personnel expenses	1,649	1,446

The fire insurance value of the property, equipment and leasehold improvements amounts to EUR 608 and EUR 565 as of December 31, 2005 and January 2, 2005, respectively.

Note 2 – Acquisitions

In March 2005, the Company acquired, through a 70% owned subsidiary (“Adecia”), 50.5% of the outstanding share capital (49.0% of the voting rights) of Altedia from its founders at a cash purchase price of EUR 19 per share. Adecia then launched a tender offer to purchase the remaining shares of Altedia at a cash purchase price of EUR 19 per share. The tender offer was financed by a loan from the Company in the amount of EUR 57. By July 2005, Adecia had acquired 100% of Altedia as a result of the completed tender offer for a purchase price of EUR 91, net of EUR 8 cash acquired. In November 2005, the Company increased its shareholding in Adecia to 85% via conversion of the EUR 57 loan to equity. As a result of the acquisition, approximately EUR 87 and EUR 27 of goodwill and intangible assets, respectively, were recorded. Altedia is a human resources consulting company with operations in Europe that specialises in the fields of reorganisation, career transition and social engineering, human capital, and external communication. The terms of the Adecia shareholder arrangement give the Company the right to purchase from the founders and the founders the right to sell to the Company the 15% minority interest in Adecia at a price based on the three-year average EBITDA beginning in 2008.

In June 2005, the Company acquired 100% of the outstanding share capital of Humangroup, a Spanish human resources services company, for a cash purchase price of EUR 57, net of cash acquired. As a result of the acquisition, approximately EUR 51 and EUR 11, of goodwill and intangible assets, respectively, were recorded. Humangroup offers staffing services and outsourcing solutions in Spain.

In addition, during 2005, the Company completed several other minor acquisitions for aggregate cash consideration of EUR 14. During 2004, the Company completed several minor acquisitions for aggregate consideration of EUR 28.

The following table illustrates the aggregate impact of the 2005 and 2004 acquisitions:

In EUR	2005	2004
Impact of acquisitions
Net tangible assets acquired	13	7
Identified intangible assets	42	6
Goodwill	146	17
Deferred tax liability	(14)	(2)
Minority Interest	(17)
Total consideration	170	28

No common stock was issued in any of the transactions. The Company does not consider either the 2005 or 2004 acquisition transactions to be material, individually or in the aggregate, to its consolidated balance sheets or results of operations. No significant acquisitions occurred in 2003.

Note 3 – Discontinued operations

Discontinued operations are accounted for in accordance with SFAS No. 144. On April 22, 2004, the Company sold its holding in jobpilot to a subsidiary of Monster Worldwide Inc. (“Monster”) for a sales price of EUR 88. The sales price was paid partially in cash amounting to EUR 64 and partially through the issuance of one million shares of Monster stock, which had a fair value on the date of sale of EUR 24. Management decided to sell jobpilot as it was no longer considered strategically relevant to the core business. The jobpilot operations were included in the Company’s e-HR Services & Others operating segment.

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

Revenues from discontinued operations were EUR 9 for the four months ended April 2004. Operating, investing, and financing cash flows from discontinued operations for the four months ended April 2004 and the year ended December 28, 2003 were insignificant. Accordingly, the full net proceeds from the sale of discontinued operations reported on the consolidated statements of cash flows represents cash received in connection with the sale.

Note 4 – Short-term investments

The fair values of the Company’s short-term investments, by classification, as of December 31, 2005 and January 2, 2005, are as follows:

	31.12.2005			2.1.2005
In EUR	Cost	Gross unrealised gains	Estimated fair value	Cost	Gross unrealised gains	Estimated fair value
Short-term investments
Funds	159	4	163	132	2	134
Debt Securities	10		10	48		48
Equity Securities	6	2	8	25	1	26
Total available-for-sale securities	175	6	181	205	3	208

Total term bank deposits	199	—	199	116	—	116

Total short-term investments	374	6	380	321	3	324

Funds consist of investments in shares of publicly traded investment funds, which have primarily debt securities as their underlying assets. Debt securities at December 31, 2005 consist of investments in municipal auction rate securities and at January 2, 2005 consisted primarily of investments in corporate bonds maturing within 12 months. Equity securities are primarily investments in common shares of public companies. All bank term deposits held at December 31, 2005 have an original maturity between three and six months.

The estimated fair values are based on quoted market prices. These estimated fair values may not be representative of actual values of the financial instruments that will be realised in the future. There were no significant investments in an unrealised loss position as of December 31, 2005 and January 2, 2005.

Proceeds from sales or maturities of available-for-sale securities were EUR 206 and EUR 82 in 2005 and 2004, respectively. The amount of the net unrealised holding gain and loss on available-for-sale securities that has been included in other comprehensive income/(loss), net, was a gain of EUR 7 and a gain of EUR 3 for the years 2005 and 2004, respectively. The gross realised gains totalled EUR 7 and EUR 2 in 2005 and 2004, respectively, including gains of EUR 5 and EUR 2 for 2005 and 2004, which were reclassified from accumulated other comprehensive income/(loss), net, into other income/(expenses), net. Realised losses were not significant in 2005 or 2004. The specific identification method is used to account for gains and losses on available-for-sale securities.

Proceeds from maturities of term bank deposits were EUR 244 and EUR 196 in 2005 and 2004, respectively.

No significant impairment charges relating to other-than-temporary declines in market value were recorded in 2005 or 2004.

Note 5 – Trade accounts receivable

In EUR	31.12.2005	2.1.2005
Trade accounts receivable
Trade accounts receivable	3,785	3,284
Allowance for doubtful accounts	(126)	(135)
Trade accounts receivable, net	3,659	3,149

Note 6 – Property, equipment, and leasehold improvements

	31.12.2005		2.1.2005
In EUR	Gross	Accumulated depreciation	Gross	Accumulated depreciation
Property, equipment, and leasehold improvements
Land and buildings	51	16	48	14
Furniture, fixtures and office equipment	141	109	125	96
Computer equipment and software	566	452	525	386
Leasehold improvements	205	146	188	129
Total property, equipment, and leasehold improvements	963	723	886	625

Depreciation expense was EUR 106, EUR 119, and EUR 136, for 2005, 2004, and 2003, respectively.

Note 7 – Goodwill and intangible assets

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and January 2, 2005, are as follows:

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Total
Changes in goodwill
December 29, 2003	762	461	18	1,241

Goodwill acquired during year	10	7		17
Other changes		(1)		(1)
Currency translation adjustment	(50)	(9)	(2)	(61)

January 2, 2005	722	458	16	1,196

Goodwill acquired during year	54	5	87	146
Other changes	1		(1)
Currency translation adjustment	50	39	3	92

December 31, 2005	827	502	105	1,434

The carrying amount of other intangible assets at December 31, 2005 and January 2, 2005, are as follows:

	31.12.2005		2.1.2005
In EUR	Gross	Accumulated amortisation	Gross	Accumulated amortisation
Intangible assets
Marketing (Trademarks)	45	(14)	14	(13)
Customer base	22	(7)	8	(4)
Contract	2	(1)	2
Other	2	(1)	3	(2)
Total intangible assets	71	(23)	27	(19)

None of the intangible assets have a residual value. The estimated aggregate amortisation expense related to definite-lived intangible assets for the next five years is EUR 5 for 2006, EUR 4 for each of the years 2007 and 2008, EUR 3 in 2009, and EUR 2 in 2010.

The carrying amount of indefinite-lived intangible assets was EUR 30 and EUR 2 as of December 31, 2005 and January 2, 2005, respectively. Indefinite-lived intangible assets consist mainly of trademarks.

Note 8 – Financing arrangements

Short-term debt

To support short-term working capital and borrowing requirements, the Company had available, in certain countries in which it operates, lines of credit amounting to EUR 316 and EUR 320 as of December 31, 2005 and January 2, 2005, respectively, excluding the multicurrency revolving credit facility discussed below. At December 31, 2005 and January 2, 2005, bank overdrafts and borrowings outstanding under the lines of credit amounted to EUR 26 and EUR 28, respectively. The lines of credit are in various currencies, have various interest rates, and have maturities ranging from nine months to three years. The weighted-average interest rate on borrowings outstanding was 5.2% and 3.5%, as of December 31, 2005 and January 2, 2005, respectively.

Long-term debt

In EUR	Principal at maturity	Maturity	Fixed interest rate	31.12.2005	2.1.2005
Long-term debt
Guaranteed zero-coupon convertible bond	CHF 1,044	2013		599	595
Multicurrency revolving credit facility	EUR 580	2008
Guaranteed notes	EUR 363	2006	6.0%	363	406
USD Olsten guaranteed notes	USD 190	2006	7.0%	160	146
EUR Olsten guaranteed notes	EUR 122	2008	6.0%	122	122
Bonds	CHF 223	2005	4.0%		195
Other				2	10
				1,246	1,474

Less current maturities				(524)	(202)
Long-term debt, less current maturities				722	1,272

Guaranteed zero-coupon convertible bond

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on October 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted, or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S.A. would issue an additional 9,523,810 shares. If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.

Multicurrency revolving credit facility

In March 2003, the Company entered into a multicurrency revolving credit facility issued by a syndicate of banks which allows borrowings of a maximum of EUR 580. The five-year facility is available for general corporate purposes including refinancing of advances and letters of credit outstanding. Prior to July 2005 the interest rate was based on LIBOR, or EURIBOR for drawings denominated in Euro, plus a margin between 0.6% and 1.25%, depending on the rating attributed to the Company’s unsecured indebtness by the rating agencies and a utilisation fee between 0.025% and 0.075%, depending on certain debt-to-EBITDA ratios. Utilisation fees only applied if the drawings exceeded 50% of the facility. The commitment fee was 45% of the applicable margin.

The facility was renegotiated and amended as of July 2005. The new interest rate is based on LIBOR, or EURIBOR for drawings denominated in Euro, plus an amended margin between 0.275% and 0.475% depending on certain debt-to-EBITDA ratios and an amended utilisation fee of 0.05% if the drawings exceed 50% of the facility. The amended commitment fee is 35% of the applicable margin. In addition, the facility contains two one-year extension options, which are exercisable at the discretion of the lending banks. As of December 31, 2005 and January 2, 2005, the Company had EUR 416 and EUR 406, respectively, available under the facility after utilising EUR 164 and EUR 174, respectively, in the form of letters of credit.

Guaranteed notes

In March 2001, Adecco Financial Services (Bermuda) Ltd. issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by Adecco S.A. on an unsecured and unsubordinated basis. Interest is paid annually on the nominal amount. During the first half of 2005, the Company repurchased notes having a par value of EUR 37. No loss was incurred on repurchase. The remaining notes were repaid in March 2006.

Olsten guaranteed notes

In connection with the March 2000 Olsten acquisition, the Company assumed Olsten’s outstanding USD 200 (EUR 146) senior notes on which interest is paid semi-annually on the principal amount. In January 2005, the Company repurchased senior notes having a par value of USD 10 (EUR 7). The loss incurred on repurchase was insignificant. The remaining notes were repaid in March 2006.

Additionally, in connection with the Olsten acquisition, the Company assumed Olsten’s outstanding EUR 122 guaranteed notes on which interest is paid annually on the principal amount. The notes are guaranteed by Adecco S.A.

Bonds

        In July 1997, the Company issued, for general corporate purposes, CHF 300 (EUR 195) unsecured bonds due in 2005. The bonds paid interest at 4% annually in July. In January and February 2005, the Company repurchased bonds having a par value of CHF 10 (EUR 6) and CHF 67 (EUR 43), respectively. The loss incurred on the repurchase of EUR 1 due to the difference between par and market value at repurchase was included in interest expense in the consolidated statements of operations. The remaining principal balance of CHF 223 (EUR 144) became due and was repaid on July 7, 2005.

Under the terms of the various short and long-term credit agreements, the Company is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 31, 2005, the Company was in compliance with all financial covenants.

Payments of long-term debt are due as follows:

In EUR	2006	2007	2008	2009	2010	Thereafter	Total
	524	1	122			599	1,246

Note 9 – Asset retirement obligations

For the years ended December 31, 2005 and January 2, 2005, changes to the aggregate carrying amount of asset retirement obligations were as follows:

In EUR	31.12.2005	2.1.2005
Asset retirement obligations
ARO, beginning of year	11	14
Liabilities incurred	3	1
Liabilities settled	(1)	(1)
Accretion expense
Revisions in the estimated cash flows		(3)
ARO, end of year	13	11

Revisions made in 2004 to the estimated cash flows relate mainly to downward revisions of cost estimates for restoration and refurbishment of leased properties. The Company’s asset retirement obligation is included within other liabilities in the accompanying consolidated balance sheets.

Note 10 – Shareholders’ equity

The summary of the components of authorised shares at December 31, 2005, January 2, 2005, and December 28, 2003 and changes during those years are as follows:

	Outstanding shares	Treasury shares	Issued shares[1]	Authorised capital	Conditional capital	Authorised shares
Changes in components of authorised shares

December 30, 2002	186,697,162	172,818	186,869,980	19,000,000	21,960,330	227,830,310

Common stock options exercised	288,420		288,420		(288,420)
Treasury stock transactions	4,146	(4,146)

December 28, 2003	186,989,728	168,672	187,158,400	19,000,000	21,671,910	227,830,310

Common stock options exercised	190,715		190,715		(190,715)
Treasury stock transactions	149,797	(149,797)

January 2, 2005	187,330,240	18,875	187,349,115	19,000,000	21,481,195	227,830,310

Common stock options exercised	258,280		258,280		(258,280)
Treasury stock transactions	(1,490,875)	1,490,875
Expiry of authorised capital				(19,000,000)		(19,000,000)

December 31, 2005	186,097,645	1,509,750	187,607,395	—	21,222,915	208,830,310

1	shares at CHF 1 par value

Authorised shares and appropriation of available earnings

Treasury shares are generally reserved to support option exercises under stock option plans. During 2005, the Company sold 706 treasury shares and purchased 1,500,070 shares. In addition, 8,489 treasury shares were used to settle a deferred compensation arrangement.

On April 16, 2003, the Annual General Meeting of Shareholders extended the Board of Directors’ authorisation to increase the share capital in one or more steps up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. In accordance with Swiss statutory law, such authorisation ceased on April 16, 2005 and was not extended at the Annual General Meeting of Shareholders held on May 26, 2005.

The Company had 5,822,915 and 6,081,195 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 31, 2005 and January 2, 2005, respectively. Additionally, 15,400,000 common shares were reserved for issuance of financial instruments, such as convertible bonds as of December 31, 2005 and January 2, 2005.

In June 2005, cash dividends for 2004 of CHF 1.00 per share, totalling EUR 122, were paid. The Company may only pay dividends from unappropriated available earnings disclosed in the annual financial statements of the parent, Adecco S.A., prepared in accordance with Swiss law and as approved at the Annual General Meeting of Shareholders. For 2005, the Board of Directors of Adecco S.A. will propose a dividend of CHF 1.00 per share outstanding for the approval of shareholders at the Annual General Meeting of Shareholders.

Under Swiss law, a minimum of 5% of the net income of the parent, Adecco S.A., for the year must be transferred to a general reserve until this reserve reaches 20% of the paid-in share capital. Other allocations to this reserve are also mandatory. The general reserve was CHF 2,008 and CHF 1,996 at December 31, 2005 and January 2, 2005, respectively, and is generally not available for distribution.

Accumulated other comprehensive income/(loss), net

The components of accumulated other comprehensive income/(loss), net of tax, are as follows:

In EUR	31.12.2005	2.1.2005
Accumulated other comprehensive income/(loss), net
Currency translation adjustment	41	(3)
Unrealised gain/(loss) on cash flow hedging activities		1
Minimum pension liability adjustment	(5)	(11)
Unrealised gain/(loss) on available-for-sale securities	3	1
Accumulated other comprehensive income/(loss), net	39	(12)

Note 11 – Stock-based compensation

As of December 31, 2005, the Company had options and tradeable options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a rateable basis up to four years beginning on the date of the grant or one year after the date of grant, and have a contractual life of three to ten years.

Certain options granted under the plans are tradeable on the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Company and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the public market, the options may be held by a non-employee or non-director of the Company. As of December 31, 2005, January 2, 2005, and December 28, 2003, the number of stock options sold to the market were 1,086,662, 674,862, and 411,658, respectively. The trading and valuation of the tradeable options is managed by a Swiss bank.

During 2005 and 2004, respectively, the terms of 2,416 and 461,634 options to employees were modified to allow such options to continue to vest and remain exercisable until expiry in the event that the employee was terminated. As a result of these modifications compensation expense of less than EUR 1 and EUR 2 was recorded in selling, general and administrative expenses during 2005 and 2004, respectively. In 2003, no options were modified.

Options outstanding at December 31, 2005 (in CHF)				Options exercisable at December 31, 2005 (in CHF)
Exercise price per share	Number of shares	Weighted-average remaining life (in years)	Weighted-average exercise price per share	Number of shares	Weighted-average exercise price per share
43–53	904,515	1.1	51	904,515	51
54–84	4,725,333	4.4	66	3,931,855	65
85–107	4,817,232	2.7	90	4,817,232	90
108–170	588,816	2.5	109	588,816	109
171–298	9,450	2.0	176	9,450	176
43–298	11,045,346	3.3	78	10,251,868	78

Options exercisable were 10,514,034 and 8,462,843 as of January 2, 2005 and December 28, 2003, respectively.

A summary of the status of the Company’s stock option plans as of December 31, 2005, January 2, 2005, and December 28, 2003, and changes during those years are presented below.

In CHF	Number of shares	Exercise price per share	Weighted-average exercise price per share
Summary of stock option plans
December 30, 2002	14,074,568	17–298	80

Granted	2,208,400	60–79	76
Exercised	(288,420)	17–65	51
Forfeited	(350,018)	43–298	86
Expired	(17,630)	17–60	43

December 28, 2003	15,626,900	17–298	80

Granted	10,000	79	79
Exercised	(190,715)	17–60	51
Forfeited	(1,290,227)	43–298	88
Expired	(289,739)	17–248	40

January 2, 2005	13,866,219	43–298	80

Granted
Exercised	(321,480)	43–60	51
Forfeited	(1,863,294)	43–298	73
Expired	(636,099)	43–298	103

December 31, 2005	11,045,346	43–298	78

For the year ended December 31, 2005, the total stock options exercised include 63,200 stock options for which Adecco S.A. common shares were issued in January 2006 and are therefore not included in outstanding common shares at December 31, 2005.

Note 12 – Employee benefit plans

In accordance with local regulations and practices, the Company has various employee benefit plans, including defined contribution and both contributory and non-contributory defined benefit plans.

Defined contribution plans and other arrangements

The Company recorded an expense of EUR 55, EUR 46, and EUR 31 in connection with defined contribution plans in 2005, 2004, and 2003, respectively, and an expense of EUR 36, EUR 33, and EUR 26 in connection with the Italian employee termination indemnity arrangement in 2005, 2004, and 2003, respectively. As of December 31, 2005 and January 2, 2005, the provision for the termination indemnity recorded in other liabilities was EUR 24 and EUR 18, respectively.

The Company sponsors a non-qualified defined contribution plan in the U.S. for certain of its employees. This plan is partly funded through a Rabbi Trust, which is consolidated in the Company’s financial statements. At December 31, 2005 and January 2, 2005, the assets held in the Rabbi Trust amounted to EUR 36 and EUR 29, respectively. The pension liability totalled EUR 51 and EUR 41 at December 31, 2005 and January 2, 2005, respectively.

Certain employees are covered under multi-employer pension plans administered by unions. The data available from administrators of the plans is not sufficient to determine the accumulated benefit obligation or the net assets attributable to these plans. Consequently, these plans have been reported as defined contribution plans. Contributions made to those plans during 2005, 2004, and 2003 amounted to EUR 5, EUR 4, and EUR 3, respectively.

Defined benefit plans

The Company sponsors defined benefit plans principally in Switzerland, the Netherlands, the U.K., and the U.S. These plans provide benefits primarily based on years of service and level of compensation, and are in accordance with local regulations and practices. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. In 2005, the Company changed the measurement date for the Swiss defined benefit plan to September 30. The Company believes that the change of measurement date is a preferable change as it allows time for management to plan and execute its review of benefit programme results for completeness and accuracy. The measurement date for the other major defined benefit plans continues to be December 31. Plan assets are recorded at fair value, and consist primarily of marketable equity securities, fixed income instruments, and real estate.

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

The components of pension expense, net, for the defined benefit plans are:

	Swiss plan			Non-Swiss plans
In EUR	2005	2004	2003	2005	2004	2003
Components of pension expense
Service cost	8	7	6	5	4	8
Interest cost	2	2	2	5	5	3
Expected return on plan assets	(3)	(3)	(2)	(5)	(4)	(3)
Amortisation of net loss				3	1	1
Pension expense, net	7	6	6	8	6	9

The following table provides a reconciliation of the changes in the benefit obligations, the change in fair value of assets, and the funded status of the Company’s defined benefit plans as of the above described measurement dates:

	Swiss plan		Non-Swiss plans
In EUR	31.12.2005	2.1.2005	31.12.2005	2.1.2005
Pension liabilities and assets
Projected benefit obligation, beginning of period	66	60	91	77

Service cost	8	7	5	4
Interest cost	2	2	5	5
Participant contributions	7	6	1	1
Actuarial loss	8	1	2	14
Plan amendments			(5)	(4)
Benefits paid	(15)	(9)	(2)	(2)
Curtailments and settlements				(3)
Acquisitions			1
Foreign currency translation	(1)	(1)	2	(1)
Projected benefit obligation, end of period	75	66	100	91

Plan assets, beginning of period	65	58	59	52

Actual return of assets	7	3	9	6
Employer contributions	8	7	4	5
Participant contributions	7	6	1	1
Benefits paid	(15)	(9)	(2)	(2)
Curtailments and settlements				(3)
Foreign currency translation	(1)		1
Plan assets, end of period	71	65	72	59

Funded status of the plan	(4)	(1)	(28)	(32)
Contribution from measurement date to fiscal year-end	2
Unrecognised actuarial loss	4	2	9	20
Amount recognised, net	2	1	(19)	(12)

Accumulated benefit obligation, end of period	70	66	92	79

The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. For plans with a PBO in excess of the fair value of plan assets as of December 31, 2005 and January 2, 2005, the total PBO was EUR 129 and EUR 157, respectively, and the fair value of the plan assets was EUR 96 and EUR 124, respectively.

The measure of whether a pension plan is underfunded for financial accounting purposes is based on a comparison of the accumulated benefit obligation (“ABO”) to the fair value of plan assets and amounts accrued for such benefits in the balance sheets. The ABO is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases. Certain of the Company’s pension plans have an ABO that exceeds the fair value of plan assets. For plans with an ABO that exceeds the fair value of plan assets, as of December 31, 2005 and January 2, 2005, the aggregated ABO was EUR 117 and EUR 145, respectively, and the fair value of the plan assets of those plans was EUR 96 and EUR 124, respectively.

The amounts recognised in the consolidated balance sheets as of December 31, 2005 and January 2, 2005, were:

	Swiss plan		Non-Swiss plan
In EUR	31.12.2005	2.1.2005	31.12.2005	2.1.2005
Recognised pension liability
Prepaid benefit cost	2	1	3	6
Pension liabilities		(2)	(30)	(30)
Accumulated other comprehensive loss		2	8	12
Amount recognised, net	2	1	(19)	(12)

The assumptions used for the defined benefit plans reflect the different economic conditions in the various countries. The weighted-average actuarial assumptions are:

	Swiss plan			Non-Swiss plans
In %	2005	2004	2003	2005	2004	2003
Weighted-average actuarial assumptions
Discount rate	3.0	3.5	3.5	4.1	4.9	5.8
Rate of increase in compensation levels	2.0	1.5	1.0	2.4	2.7	3.5
Expected long-term rate of return on plan assets	5.0	4.8	4.8	5.8	6.0	6.5

The overall expected long-term rate of return on plan assets for the Company’s defined benefit plans is based on inflation rates, inflation-adjusted interest rates, and risk premium of equity investments above risk-free rates of return. Long-term historical rates of return are adjusted when appropriate to reflect recent developments.

The Swiss and Non-Swiss pension plans’ target weighted-average asset allocations at December 31, 2005, and the actual weighted-average asset allocations at the measurement dates, by asset category, are as follows:

	Swiss plan			Non-Swiss plans
In %	Target allocation range	Actual allocation		Target allocation range	Actual allocation
		31.12.2005	2.1.2005		31.12.2005	2.1.2005
Weighted-average asset allocations
Equity securities	30–50	39	40	25–40	39	38
Debt securities	20–60	30	32	50–70	56	58
Real estate	10–20	12	15	0–10	4	3
Other	0–35	19	13	0–5	1	1
Total		100	100		100	100

The investment policy and strategy for the assets held by the Company’s pension plans is directed at achieving a long-term return. Factors included in the investment strategy are the achievement of consistent year-over-year results, effective and appropriate risk management, and effective cash flow management.

The Company expects to contribute EUR 9 to its pension plan in Switzerland and EUR 2 to its non-Swiss plans in 2006.

Future benefits payments, which reflect expected future service, are estimated as follows:

In EUR	Swiss plan	Non-Swiss plans
Future benefits payments
2006	23	2
2007	4	2
2008	4	2
2009	3	2
2010	4	2
Years 2011–2015	17	20

Note 13 – Financial instruments

Risk and use of derivative instruments

The Company conducts business in various countries and funds its subsidiaries in various currencies, and is therefore exposed to the effects of changes in foreign currency exchange rates, including the U.S. dollar, the British pound, the Japanese yen, and the Euro, against the Swiss franc. In order to mitigate the impact of currency exchange rate fluctuations, the Company assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. The Company has also issued bonds and medium and long-term notes in various currencies as well as purchased short-term investments. Accordingly, the Company manages exposure to fixed and floating interest rates and currency fluctuations through the use of derivative instruments.

The main objective of holding derivative instruments is to minimise volatility of earnings. The responsibility for assessing exposures as well as entering into and managing derivative instruments is centralised in the Company’s treasury department. The activities of the treasury department are covered by corporate policies and procedures approved by the Board of Directors, which generally limit the use of derivative instruments for trading and speculative purposes. Senior management approves the hedging strategy and monitors the underlying market risks.

Fair value of financial instruments

The following table shows the carrying value and the fair value of financial instruments:

	31.12.2005		2.1.2005
In EUR	Carrying value	Fair value	Carrying value	Fair value
Financial instruments other than derivative instruments
Current assets:
Cash and cash equivalents	468	468	879	879
Available-for-sale securities	181	181	208	208
Term bank deposits	199	199	116	116
Trade accounts receivable, net	3,659	3,659	3,149	3,149
Current liabilities:
Accounts payable	183	183	152	152
Short-term debt	26	26	28	28
Current maturities of long-term debt	524	527	202	205
Non-current liabilities:
Long-term debt	722	732	1,272	1,279

Derivative instruments
Current assets:
Foreign currency contracts	3	3	11	11
Swaps (cross-currency interest rate)	6	6
Non-current assets:
Swaps (interest rate and cross-currency interest rate)			69	69
Current liabilities:
Foreign currency contracts	9	9
Swaps (interest rate and cross-currency interest rate)	6	6	6	6
Other	1	1
Non-current liabilities:
Swaps (interest rate and cross-currency interest rate)	6	6	15	15

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

-	Cash equivalents

The carrying amount approximates the fair value given the short maturity of such instruments.

-	Available-for-sale securities

The fair value for these instruments is based on quoted market prices.

-	Term bank deposits

The carrying amount approximates the fair value given the short maturity of such instruments.

-	Trade accounts receivable, net

The carrying amount approximates the fair value given the short maturity of such instruments.

-	Accounts payable

The carrying amount approximates the fair value given the short maturity of such instruments.

-	Short-term debt

The carrying amount approximates the fair value given the short maturity of such instruments.

-	Current maturities of long-term debt

The fair value of the Company’s current maturities of publicly traded long-term debt is estimated using quoted market prices. The carrying amount for the other current maturities of long-term debt approximates the fair value given the short maturity of those instruments.

-	Long-term debt

The fair value of the Company’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings, and remaining maturities. See Note 8 for details on debt instruments.

-	Foreign currency contracts

The fair value is calculated by using the present value of future cash flows based on quoted market information.

-	Interest rate and cross-currency interest rate swaps

The fair value for interest rate and cross-currency interest rate swaps is calculated using the present value of future cash flows based on quoted market information.

-	Other instruments

The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges

The Company has entered into various cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt. The main currency exposure being hedged is the Euro against the Swiss franc.

Cross-currency interest rate swap agreements that contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts outstanding have an original contract period of up to five years and expire in 2006.

Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as foreign exchange gain/(loss), net, in the accompanying consolidated statements of operations. There was no significant net gain or loss recognised during 2005, 2004, or 2003 due to ineffectiveness in fair value hedge relationships. There was no gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

The Company has also entered into foreign currency forward contracts to mitigate foreign currency risks on specific available-for-sale securities. The main currency exposures being hedged are the Euro and the U.S. dollar against the Swiss franc.

Foreign currency forward contracts to sell the U.S. dollar and the Euro and buy Swiss francs have been designated as fair value hedges. The contracts outstanding have an original contract period of less than one year and expire in 2006.

Net gains and losses on changes in fair values of hedged assets attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as foreign exchange gain/(loss), net. There was no significant net gain or loss recognised during 2005 and 2004 due to ineffectiveness in fair value hedge relationships. The net loss excluded from the assessment of hedge effectiveness of the fair value hedges amounted to EUR 3 in 2005 and was not significant during 2004 and 2003.

Cash flow hedges

The Company has entered into cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposure being hedged is the Euro against the Swiss franc.

Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency are designated as cash flow hedges. The contracts outstanding have an original contract period of up to five years and expire in 2006.

Net gains and losses on the derivative instruments that are designated and qualify as cash flow hedges are reported in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated balance sheets and statements of changes in shareholders’ equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings in the same period as the hedged items affect earnings. The Company recorded in 2005 a net gain of EUR 1, in 2004 a net gain of EUR 3, and in 2003 a net gain of EUR 4 in foreign exchange gain/(loss), net, due to ineffectiveness in cash flow hedge relationships. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges. No significant reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income/(loss), net, are expected within the next 12 months.

Net investment hedges

During 2004, the Company restructured the financing of its investment in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. All net investment hedges were terminated by September 2005.

Net gains and losses on the derivative instruments were recorded in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity to the extent the hedge was effective. These amounts will subsequently be reclassified into earnings in the same period as the investment is sold or otherwise disposed. During 2005, the net loss related to these hedges included as a component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated balance sheets and statements of changes in shareholders’ equity was EUR 68. During 2004, the net gain included in other comprehensive income/(loss) was EUR 10. No reclassifications of losses reported in accumulated other comprehensive income/(loss), net, into earnings are expected within the next 12 months.

There was no significant net gain or loss recognised during 2005 due to ineffectiveness in the net investment hedge relationship. During 2005, the net loss excluded from the assessment of hedge effectiveness was EUR 5 and during 2004 was not significant. Net loss excluded from the assessment of hedge effectiveness was recorded in foreign exchange gain/(loss), net.

Other hedge activities

The Company has entered into certain derivative contracts that are not designated or do not qualify as hedges under SFAS No. 133. These are mainly forward foreign currency contracts used to hedge the net exposure of short-term subsidiary funding advanced in the local operations functional currency. In addition, the Company has also entered into various cross-currency interest rate swaps and interest rate options. These contracts are entered into in accordance with the written treasury policies and procedures and represent economic hedges. Gains and losses on these contracts are recognised in earnings, as foreign exchange gain/(loss), net, in the accompanying consolidated statements of operations. In connection with these activities, the Company recorded a net loss of EUR 7, EUR 9, and EUR 12 in 2005, 2004, and 2003, respectively.

During 2003, in connection with its repurchase of EUR 60 of guaranteed convertible bonds issued by Adecco Finance BV, the Company entered into an agreement containing an interest rate swap and a right (the “right”) which gave the seller of the bonds the right to require the Company to reissue the bonds for their nominal value. The right and the interest rate swap matured in 2004. The interest rate swap and the right were considered derivative instruments under SFAS No. 133 and were recorded at fair value in earnings. During 2004, the Company recorded in other non-operating income/(expense), net, a net gain of EUR 2 and during 2003, a net loss of EUR 2 in connection with these derivative instruments.

In 1992, a subsidiary of the Company issued U.S. dollar denominated perpetual debt that was subsequently restructured under a structured finance agreement (the “arrangement”). Under this arrangement, the Company is committed to pay to investors interest on the perpetual debt nominal value (USD 100) at LIBOR plus 1% until 2007. The Company entered into various interest rate and cross-currency interest rate swaps to reduce foreign currency exchange and interest rate exposure relating to the payments under the arrangement. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement was considered debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative instrument and as such, the value of the payments under the arrangement and the related swap transactions have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis in earnings as interest expense. The fair value of the arrangement as of December 31, 2005, and as of January 2, 2005, was EUR 13 and EUR 20, respectively. The arrangement requires the Company to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary, which the Company has assessed the likelihood as remote.

During 2005, 2004, and 2003, the Company recorded a net loss of EUR 0, EUR 1, and EUR 1 in each respective year in connection with the arrangement.

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

        Credit risk with respect to trade accounts receivable is dispersed due to the international nature of the business, the large number of customers, and the diversity of industries serviced. The Company’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost-effective, utilises credit insurance. As of December 31, 2005, the Company had receivables in the amount of EUR 41 due from Siciliana Servizi Emergenza S.p.A. (“Si.s.e.”), an Italian agency of the Red Cross. Of this amount EUR 34 was past due at year-end. The Company has not established an allowance for doubtful accounts as it believes the amount to be fully collectible.

To minimise counterparty exposure on derivative instruments, the Company enters into derivative contracts with several large multinational banks and limits the exposure in combinations with the short-term investments with each counterparty.

Note 14 – Other income/(expenses), net

For the years 2005, 2004, and 2003, other income/(expenses), net, consist of the following:

In EUR	2005	2004	2003
Other income/(expenses), net
Foreign exchange gain/(loss), net	(14)	(7)	(9)
Interest income	16	15	11
Other non-operating income/(expenses), net	41		(2)
Other income/(expenses), net	43	8	—

In October 2005, the Company sold its non-controlling interest in Professional Services Industries Holding Inc. (“PSI”) for EUR 45. The investment in PSI was acquired by the Company in conjunction with its acquisition of Adia S.A. in 1996. In connection with the application of the purchase method of accounting, the Company assigned no fair value to the investment due to uncertainty in the investment’s recoverability. Accordingly, the Company recorded a gain of EUR 42 in other non-operating income/(expenses), net, as a result of the transaction. This gain resulted in an increase in basic and diluted earnings per share, net of tax, of EUR 0.17 and EUR 0.16, respectively. Recognition of EUR 3 placed in escrow pending resolution of indemnity matters and to cover purchase accounting adjustments has been deferred until receipt.

Note 15 – Income taxes

Adecco S.A. is incorporated in Switzerland but the Company operates in various countries with differing tax laws and rates. A substantial portion of the Company’s operations are outside of Switzerland. Since the Company operates worldwide, the weighted-average effective tax rate will vary from year to year according to the earnings by country. The weighted-average tax rate is calculated by aggregating pre-tax operating income or loss in each country in which the Company operates multiplied by the country’s statutory income tax rate. Income from continuing operations before income tax in Switzerland totalled EUR 219, EUR 156, and EUR 192 in 2005, 2004, and 2003, respectively. Foreign source income amounted to EUR 384, EUR 320, and EUR 247 in 2005, 2004, and 2003, respectively. The provision for income taxes consists of the following for the fiscal years:

In EUR	2005	2004	2003
Provision for income taxes
Current tax provision/(benefit):
Domestic	8	20	(3)
Foreign	128	157	66
Total current tax provision	136	177	63

Deferred tax provision/(benefit):
Domestic	16	7	5
Foreign	(2)	(10)	60
Total deferred tax provision/(benefit)	14	(3)	65

Total provision for income taxes	150	174	128

The difference between the provision for income taxes for income from continuing operations and the weighted-average tax rate is reconciled as follows for the fiscal years:

In EUR	2005	2004	2003
Tax rate reconciliation
Income taxed at weighted-average tax rate	131	114	108
Items taxed at other than weighted-average tax rate	18	42	(56)
Non-deductible expenses	4	10	18
Net change in valuation allowance	(6)	5	63
Other, net	3	3	(5)
Total provision for income taxes	150	174	128

In 2005, “items taxed at other than weighted-average tax rate” include an increase in the tax provisions for new tax risks of EUR 30 in various countries including the U.S. where the Company and its predecessors are currently under examination for the tax years 1995–2000. The latter was offset by a reduction in the tax provision of EUR 32 relating to the successful resolution during the year of the prior years’ tax audits, changes in legislation, and other changes in events, which resulted in a reassessment of tax risks primarily in Australia, the Netherlands, and France. In 2004, this item included EUR 34 for the net increase of tax provisions, mainly in the U.S. and France. In 2003, this item included EUR 48 decrease of tax provisions. The 2003 reduction of tax provisions was mainly due to the successful resolution during the year of prior years’ tax audits, settlements of disputes with tax authorities, changes in events during the year which resulted in the reassessments of tax risks, and the expiration of the statutes of limitations in certain countries, partially offset by the increase related to current year tax risks.

In addition, the reconciling item “items taxed at other than weighted-average tax rate”, above includes EUR 8, EUR 8, and EUR 11 in 2005, 2004, and 2003, respectively, for the non-refundable withholding taxes on cross-border intercompany transactions.

As of December 31, 2005 and January 2, 2005, a deferred tax liability of EUR 9 and EUR 11 has been provided for non-Swiss withholding taxes and additional Swiss taxes due upon the future dividend payment of cumulative undistributed earnings. No deferred income tax liabilities have been provided on EUR 9 and EUR 6 of unremitted earnings of foreign subsidiaries considered to be permanently reinvested as of December 31, 2005 and January 2, 2005, respectively.

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

In EUR	31.12.2005	2.1.2005
Temporary differences
Net operating loss carryforwards	163	148
Tax credits	65	57
Depreciation	12	7
Deferred compensation and accrued employee benefits	95	77
Accrued expenses	46	47
Financial amortisation in excess of tax amortisation	36	51
Intercompany transactions	50	66
Other	38	35
Gross deferred tax assets	505	488

Valuation allowance	(156)	(148)
Deferred tax assets, net	349	340

Depreciation	(5)	(10)
Intangible asset basis in excess of tax	(8)
Accrued expenses	(10)	(13)
Tax amortisation in excess of financial amortisation	(16)	(12)
Undistributed earnings of foreign subsidiaries	(9)	(11)
Other	(17)	(8)
Deferred tax liabilities	(65)	(54)

Deferred tax assets, net of deferred tax liabilities	284	286

Management’s assessment of the realisation of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of all available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is recorded to reduce deferred tax assets to a level which, more likely than not, will be realised.

Valuation allowances on deferred tax assets of foreign and domestic operations increased by EUR 8 in 2005. Included in the change of the valuation allowance is an increase of EUR 16 for fluctuations in foreign exchange rates and a net decrease of EUR 8, of which EUR 6 is attributable to operations and EUR 2 is attributable to other movements. In 2004, the valuation allowance decreased by EUR 44. The majority of the decrease in 2004 is attributable to expiration of capital loss carryforwards and the reversal of other deferred tax assets for which a full valuation allowance had previously been recorded of EUR 39.

As of December 31, 2005 and January 2, 2005, the valuation allowance related to deferred tax assets acquired in business combinations was EUR 13 and EUR 42, respectively. The decrease of EUR 29 was due to the expiry of EUR 32 of unused U.S. capital loss carryforwards and an increase of EUR 3 for new acquisitions. In the event that a change in circumstances supports the reversal of that portion of the valuation allowance, the goodwill recorded at the time of the acquisitions would be reduced.

Other current assets include current deferred tax assets of EUR 123 and EUR 119 as of December 31, 2005 and January 2, 2005, respectively. Other long-term assets include EUR 208 and EUR 210 of net deferred tax assets as of December 31, 2005 and January 2, 2005, respectively. Other accrued expenses include current deferred tax liabilities of EUR 5 and EUR 4 as of December 31, 2005 and January 2, 2005, respectively. Other liabilities include EUR 42 and EUR 39 of non-current deferred tax liabilities as of December 31, 2005 and January 2, 2005, respectively.

As of December 31, 2005, the Company had approximately EUR 467 of net operating loss carryforwards. These losses will expire as follows:

In EUR	2006	2007	2008	2009	2010	Thereafter	No expiry	Total
	2	3	16	9	9	233	195	467

The largest net operating loss carryforwards are in the U.S. and Germany and total EUR 273 as of December 31, 2005. The losses in the U.S. begin to expire in 2021. German losses do not expire. In addition, tax credits of EUR 62 are predominately related to the U.S. operations and begin to expire in 2008.

Significant estimates are required in determining income tax expense and benefits. Various internal and external factors may have favourable or unfavourable effects on the future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits, and changes in the overall level of pre-tax earnings.

Furthermore, the Company operates within multiple tax jurisdictions and has exposures related to tax filings in the ordinary course of business within those jurisdictions. At any given time, the Company is undergoing tax audits in several tax jurisdictions covering multiple years. The Company periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Company has recorded its best estimate of the tax liability, including related interest charges, in accrued income tax within its consolidated balance sheets. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws, both legislated and concluded through the various jurisdictions’ court systems. While management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. The Company expects the completion of certain tax audits in the near term. However, it is possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax liabilities. The Company has recorded certain tax liabilities in conjunction with business combinations, increasing the excess purchase price, and thus goodwill, by the same amount. Subsequent changes to these liabilities are recorded as an adjustment to goodwill.

Note 16 – Earnings per share

The following table sets forth the computation of basic and diluted earnings per share.

	2005		2004		2003
In EUR (except number of shares)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator
Income from continuing operations and before cumulative effect of accounting change	453	453	302	302	311	311

Effect of assumed conversion of convertible debt		7		9		10

Income from continuing operations and before cumulative effect of accounting change for earnings per share calculation	453	460	302	311	311	321

Income/(loss) from discontinued operations			30	30	(3)	(3)

Cumulative effect of accounting change					(3)	(3)

Net income available for earnings per share calculation	453	460	332	341	305	315

Denominator
Weighted-average shares	186,599,019	186,599,019	187,074,416	187,074,416	186,744,214	186,744,214

Incremental shares for assumed conversions:
– Guaranteed convertible bonds and notes		9,523,810		13,503,774		8,570,530
– Employee compensation related shares, including options		424,108		749,984		462,523
Total average equivalent shares	186,599,019	196,546,937	187,074,416	201,328,174	186,744,214	195,777,267

Per share amounts
Income from continuing operations and before cumulative effect of accounting change	2.43	2.34	1.61	1.54	1.66	1.63

Income/(loss) from discontinued operations			0.16	0.15	(0.01)	(0.01)

Cumulative effect of accounting change					(0.02)	(0.01)
Net earnings per share	2.43	2.34	1.77	1.69	1.63	1.61

Incremental shares relating to stock options of 9,013,344, 10,730,261, and 12,521,469 in 2005, 2004, and 2003, respectively, were excluded from the computation of diluted net income per share as the effect would have been anti-dilutive.

Note 17 – Segment reporting

During 2005, the Company managed its operations based on three separate lines of business: the Adecco Staffing division, the Ajilon Professional division, and the LHH Career Services division. From May 2002, when jobpilot was acquired, until April 2004, when jobpilot was disposed of, the Company had a fourth division, e-HR Services & Others. The operating results, assets and liabilities, and cash flows related to the sold business have been classified as discontinued operations as discussed in Note 1 and Note 3.

The Company evaluates the performance of its reportable segments based on operating income before amortisation, which is defined as the amount of income or loss from continuing operations before cumulative effect of change in accounting principle, income taxes, interest expense, other income/(expenses), net, income applicable to minority interests, and amortisation of intangible assets. The reconciliation between operating income before amortisation and net income is presented below.

The Company’s three reportable segments were:

•	the Adecco Staffing division, which provided flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical, manufacturing and telecommunications sectors;

•	the Ajilon Professional division, which offered specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance, accounting and legal, engineering, and high-end clerical support; and

•	LHH Career Services division, which provided outplacement, restructuring, and talent solutions services.

Corporate items consist of certain assets and expenses which are separately managed at the corporate level.

Approximately 94 % of the Company’s revenues in 2005, 2004, and 2003 were related to temporary staffing. The remaining portion relates to permanent placements and other services.

The accounting principles used for the segment reporting are those used by the Company. Intersegmental revenues are not material in any of the years presented.

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total
2003 segment reporting
Revenues	14,336	1,678	212		16,226
Depreciation	(90)	(14)	(3)	(29)	(136)
Operating income before amortisation	502	57	68	(112)	515
Amortisation of intangible assets				(6)	(6)
Operating income					509
Interest expense, and other income/(expenses), net				(70)	(70)
Income applicable to minority interests
Provision for income taxes				(128)	(128)
Income from continuing operations					311
Income/(loss) from discontinued operations					(3)
Cumulative effect of change in accounting principle				(3)	(3)
Net income					305

Capital expenditures[1]	(37)	(10)	(3)	(4)	(54)
Segment assets from continuing operations	4,145	807	58	1,232	6,242
Segment assets from discontinued operations					74
Long-lived assets[2]	359	35	8	64	466

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total
2004 segment reporting
Revenues	15,287	1,797	155		17,239
Depreciation	(79)	(12)	(3)	(25)	(119)
Operating income before amortisation	622	86	26	(203)	531
Amortisation of intangible assets				(1)	(1)
Operating income					530
Interest expense, and other income/(expenses), net				(54)	(54)
Income applicable to minority interests
Provision for income taxes				(174)	(174)
Income from continuing operations					302
Income/(loss) from discontinued operations					30
Net income					332

Capital expenditures[1]	(43)	(18)	(3)	(4)	(68)
Segment assets from continuing operations	4,352	840	47	1,202	6,441
Segment assets from discontinued operations
Long-lived assets[2]	270	39	6	31	346

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total
2005 segment reporting
Revenues	16,085	2,026	192		18,303
Depreciation	(74)	(13)	(4)	(15)	(106)
Operating income before amortisation	626	107	18	(134)	617
Amortisation of intangible assets				(3)	(3)
Operating income					614
Interest expense, and other income/(expenses), net				(9)	(9)
Income applicable to minority interests				(2)	(2)
Provision for income taxes				(150)	(150)
Income from continuing operations					453
Income/(loss) from discontinued operations
Net income					453

Capital expenditures[1]	(41)	(15)	(3)	(9)	(68)
Segment assets from continuing operations	4,897	976	189	777	6,839
Segment assets from discontinued operations
Long-lived assets[2]	259	45	12	28	344

1	Capital expenditures presented exclude discontinued operations, which were not significant.
2	Long-lived assets include fixed assets and other non-current assets. Long-lived assets from discontinued operations were EUR 10 in 2003.

Segment information by geographical areas is as follows:

In EUR	North America[2]	Europe[3,4]	Asia Pacific	Rest of world	Total
Revenues by geographical area
2003	3,849	10,334	1,653	390	16,226
2004	3,698	11,298	1,845	398	17,239
2005	3,614	12,174	2,020	495	18,303

Long-lived assets by geographical area[1]
2003	114	297	50	5	466
2004	99	192	50	5	346
2005	111	183	45	5	344

1	Long-lived assets include fixed assets and other non-current assets. Long-lived assets from discontinued operations were EUR 10 in 2003.
2	Consists primarily of operations in the U.S.
3	Consists primarily of operations in France, U.K., Belgium, Germany, Italy, the Netherlands, Spain, and Switzerland.
4	Includes France’s revenues of EUR 6,290, EUR 6,172, and EUR 5,771, and long-lived assets of EUR 79, EUR 90, and EUR 105 in 2005, 2004, and 2003, respectively.

Note 18 – Commitments and contingencies

Commitments

The Company leases facilities under operating leases, certain of which require payment of property taxes, insurance, and maintenance costs. Operating leases for facilities are usually renewable at the Company’s option.

Total rent expense under operating leases amounted to EUR 169, EUR 157, and EUR 169 during 2005, 2004, and 2003, respectively.

Future minimum annual lease payments under operating leases are as follows:

In EUR	2006	2007	2008	2009	2010	Thereafter	Total
	136	107	85	65	47	56	496

The Company’s commitments to acquire equipment amount to EUR 2, commitments under various marketing sponsorship agreements amount to EUR 7, and other vendor commitments amount to EUR 5 as of December 31, 2005.

Guarantees

The Company has entered into certain guarantee contracts and standby letters of credit that total EUR 874, including those letters of credit issued under the multicurrency revolving credit facility. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the U.S. If the Company is not able to obtain and maintain letters of credit and/or guarantees from third parties then the Company would be required to collateralise its obligations with cash. Due to the nature of these arrangements and historical experience, the Company does not expect to be required to collateralise its obligations with cash.

Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims, including those related to social security charges, other payroll related charges, and various employment related matters. Although the outcome of the legal proceedings cannot be predicted with certainty, the Company believes it has adequately reserved for such matters.

Securities class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. After the U.S. District Court for the Southern District of California dismissed the plaintiffs’ consolidated complaint without prejudice on May 16, 2005, the plaintiffs filed an amended complaint. The Defendants filed a motion to dismiss in response to the amended consolidated complaint. That motion was heard on January 30, 2006 and was taken under submission by the court. The Company believes that there is no merit to the allegations and will continue to defend itself vigorously. However, there can be no assurance that the resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

U.S. state unemployment tax reviews

In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of this date, the Company has not received any assessments from these states. However, the Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of December 31, 2005, the Company has reserved EUR 9 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations, or cash flows. The Company intends to evaluate and, as appropriate, contest any such assessment.

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

Note 19 – Subsequent events

On January 9, 2006, the Company announced that it had entered into an agreement to acquire approximately 29% of DIS Deutscher Industrie Service AG (“DIS”) total shares outstanding at a price per share of EUR 54.50, subject to regulatory approval. At the same time, the Company also announced its intention to launch a voluntary public tender offer for the remaining shares at the same price. The tender offer was launched on February 6, 2006. On February 13, 2006, an agreement was reached with certain shareholders to purchase an additional 38% of DIS shares (some of which were subject to regulatory approval) at a price of EUR 58.50 per share, thereby increasing the tender offer price to EUR 58.50 per share. Regulatory approval was obtained from the European Union on March 3, 2006 and on March 8, 2006 the tender offer was concluded. As a result of the various agreements, purchase of shares on the open market, and the tender offer, the Company’s total shareholding in DIS amounts to approximately 83% as of March 22, 2006. Total acquisition costs for the 83% shareholding are estimated to be EUR 580.

To finance the acquisition of DIS and fulfill payment of the net purchase price in connection with the voluntary public offer, the Company entered into an agreement on January 13, 2006 for a EUR 695 term loan facility under which the Company is entitled to request credit lines with terms of up to 6 months within 180 days after signing of the credit agreement. Interest on the facility is charged at EURIBOR plus a margin of 0.275%. The Company has an option to extend the 180 day period by 12 months.

Note 20 – Events (unaudited) subsequent to the date of the independent auditor’s report

Securities class action lawsuits

As disclosed in Note 18 “Commitments and contingencies”, the defendants filed a motion to dismiss the amended consolidated complaint in the securities class action lawsuit against Adecco S.A. and certain of its current and former directors and officers. On March 29, 2006, the U.S. District Court for the Southern District of California granted the defendants’ motion to dismiss and dismissed the plaintiffs’ amended consolidated complaint with prejudice. Unless the plaintiffs file an appeal within 30 days of the entry of the judgment, the judgment will become final.

ADECCO S.A.

18.B SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(in EUR millions)

Allowance for Doubtful Accounts:

Fiscal year ended:	December 31, 2005	January 2, 2005	December 28, 2003
Balance at Beginning of Year	135	125	114
Additions	12	25	44
Deductions	(21)	(15)	(33)
Balance at End of Year	126	135	125

Deferred Income Tax Valuation Allowance:

Fiscal year ended:	December 31, 2005	January 2, 2005	December 28, 2003
Balance at Beginning of Year	148	192	149
Additions	36	10	74
Deductions	(28)	(54)	(31)
Balance at End of Year	156	148	192

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ADECCO S.A.
(Registrant)

Date: April 12, 2006	By:	/s/ Klaus J. Jacobs
	Name:	Klaus J. Jacobs
	Title:	Chief Executive Officer

Date: April 12, 2006	By:	/s/ Dominik de Daniel
	Name:	Dominik de Daniel
	Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT No.	Description
1.1(a)	Statutes of Adecco S.A. (in French), as amended on March 7, 2006.

1.1(b)	Unofficial translation of the (Statutes) Articles of Incorporation of Adecco S.A. (in English), as amended on March 7, 2006.

2.1*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.2*	Specimen of certificates representing Adecco S.A. ADSs (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.3*	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999 (incorporated herein by reference to the Company’s Amendment No. 4 to Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 9, 2000 (File No. 33-88597)).

2.3.1*	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999 (incorporated herein by reference to Exhibit (a)(2) to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6, as filed with the Securities and Exchange Commission on April 12, 2001 (File No. 33-85256)).

4.1	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, incorporating amendments from the Supplemental Agreement dated November 19, 2003, among Adecco S.A. and Adecco Coordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000.

4.2	Amendment to Credit Agreement (Multicurrency Loan Agreement), dated July 11, 2005.

4.3*	Bond Purchase Agreement for CHF 900 million Zero Coupon Convertible Bonds due 2013, dated August 19, 2003, between Adecco Financial Services (Bermuda) Ltd. (as issuer), Adecco S.A. (as guarantor), and Credit Suisse First Boston, Goldman, Sachs & Co. Bank, Société Générale and BNP Paribas (as managers) (incorporated herein by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 0-25004)).

4.4	Term Loan Agreement, dated January 13, 2006, among Adecco Germany Holding GmbH, as Borrower, and UBS Ltd., as Arranger, and UBS AG, London, as Agent, for a credit facility of EUR 695,000,000.

4.5*	Employment Agreement between Adecco management & consulting S.A. and Jérôme Caille, Chief Executive Officer (until November 2005), dated October 18, 2002 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).
4.6*	Employment Agreement between Adecco management & consulting S.A. and James (Jim) W. Fredholm, Chief Financial Officer (until March 2006), dated April 6, 2004 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

4.7*	Employment Agreement between Adecco management & consulting S.A. and Jean-Manuel Bullukian, President Ajilon worldwide, dated December 20, 2004 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

4.8*	Employment Agreement between Adecco management & consulting S.A. and Ekkehard Kuppel, President and COO of Career Services division (LHH worldwide), dated January 28, 2005 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

4.9*	Summary of Key Employment Terms between Adecco management & consulting S.A. and Sergio Picarelli, President of Adecco Staffing division (until December 31, 2005), commencing January 1, 2005 (incorporated herein by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 23, 2005 (File No. 0-25004)).

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Klaus J. Jacobs.

12.2	Section 302 Certification of Dominik de Daniel.

13.1	Certification of Klaus J. Jacobs pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Dominik de Daniel pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG.

*	Previously filed and incorporated herein by reference.

The total amount of long-term debt securities of the Company authorised under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of the Company on a consolidated basis. The Company agrees to furnish copies of any and all of these instruments to the Commission upon request.