Form 20-F
period 2006-12-31
ADECCO SA
filed 2007-04-11
CIK 931496

As filed with the Securities and Exchange Commission on April 11, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 001-14996

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

Title of Class	Outstanding at December 31, 2006
Common Shares, par value CHF 1.00 per share	184,836,462

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

Corporate Governance disclosure reflects, and in some instances exceeds, the requirements of the Directive on Information Relating to Corporate Governance, issued by the SWX Swiss Stock Exchange and entered into force on July 1, 2002. The principles and the more detailed rules of Adecco S.A.’s Corporate Governance are defined in Adecco S.A.’s Articles of Incorporation, the Internal Policies, and in the Charters of the Committees of the Board of Directors. Adecco S.A.’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance applicable since July 1, 2002.

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

DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS

Information in this Annual Report may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this Annual Report are based on information available to the Company as of the date of publication, and we assume no duty to update any such forward-looking statements. The forward-looking statements in this Annual Report are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could affect the Company’s forward-looking statements include, among other things:

•	global GDP trends and the demand for temporary work;

•	changes in regulation of temporary work;

•	intense competition in the markets in which the Company competes;

•	changes in the Company’s ability to attract and retain qualified temporary personnel;

•	the resolution of the French anti-trust investigation and the resolution of the U.S. class action; and

•	any adverse developments in existing commercial relationships, disputes or legal and tax proceedings.

Please refer to the Risk Factors section of this Annual Report and other reports filed with or submitted to the U.S. Securities and Exchange Commission (“SEC”) from time to time, for further discussion of the factors and risks associated with our business.

PART I

Item 1.	IDENTITY OF DIRECTORS, EXECUTIVE COMMITTEE AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Selected Financial Data

The following selected financial data are derived from the Company’s consolidated financial statements for the periods indicated. The consolidated financial statements for the years ended December 31, 2006, December 31, 2005, January 2, 2005, December 28, 2003 and December 29, 2002 have been audited by Ernst & Young AG, independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes, Item 5. “Operating and Financial Review and Prospects”, and other financial information included herein.

In EUR unless otherwise noted(1)	2006	2005	2004 (2)	2003 (2)	2002 (2)
Statement of Operations Data:
Revenues	20,417	18,303	17,239	16,226	17,085
Operating income	816	614	530	509	454
Cumulative effect of change in accounting principle, net of tax(3)	—	—	—	(3)	—
Income from continuing operations	611	453	302	308	250
Income / (loss) from discontinued operations	—	—	30	(3)	(8)
Net income	611	453	332	305	242
Per Share Data:
Income from continuing operations per share	3.28	2.43	1.61	1.66	1.34
Diluted income from continuing operations per share	3.14	2.34	1.54	1.63	1.32
Net income per share	3.28	2.43	1.77	1.63	1.30
Diluted net income per share	3.14	2.34	1.69	1.61	1.28
Dividends Declared Data:
Cash dividends declared per common share (CHF)	1.00	1.00	0.70	0.60	1.00
Cash dividends declared per common share (EUR) (4)	0.64	0.65	0.46	0.40	0.68
Cash dividends declared per common share (USD) (4)	0.82	0.82	0.56	0.43	0.60
Balance Sheet Data (at period end):
Total assets	7,682	6,839	6,441	6,316	5,826
Net assets	2,466	2,117	1,773	1,547	1,339
Long-term debt, less current maturities	1,406	722	1,272	1,479	1,334
Common stock and additional paid in capital	2,217	2,162	2,142	2,109	2,094
Basic weighted-average common shares	186,343,724	186,599,019	187,074,416	186,744,214	186,527,178
Diluted weighted-average common shares	196,532,960	196,546,937	201,328,174	195,777,267	193,469,123

(1)

For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively. In 2003 and 2002, the Company’s fiscal year contained 52 weeks ending December 28, 2003 and December 29, 2002, respectively.

(2)

The Company’s financial data include reclassifications relating to the disposal of jobpilot in April 2004. The jobpilot operating results since the date of acquisition, beginning in May 2002, have been reclassified to discontinued operations for 2004, 2003, and 2002.

(3)

As of the first day of fiscal year 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. The adoption resulted in a cumulative adjustment of EUR 3 after-tax charge to income from continuing operations.

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

Exchange Rates

The table below sets forth the average, high, low and period end noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for Euros expressed in U.S. dollars per Euro:

	Period End	Average(1)	Low	High
	(USD per EUR 1.00)
Year
2002	1.05	0.95	0.86	1.05
2003	1.26	1.14	1.04	1.26
2004	1.35	1.25	1.18	1.36
2005	1.18	1.24	1.17	1.35
2006	1.32	1.27	1.19	1.33

Month
2006
October	1.28		1.25	1.28
November	1.33		1.27	1.33
December	1.32		1.31	1.33

2007
January	1.30		1.29	1.33
February	1.32		1.29	1.32
March	1.34		1.31	1.34

(1)	Represents the average of the Noon Buying Rate for Euros expressed in U.S. dollars on the last business day of each month during the relevant year.

The Noon Buying Rate for Euros expressed in U.S. dollars on April 2, 2007 was 1.34 per Euro.

Risk Factors

The Company intends to delist its ADSs from the New York Stock Exchange and deregister its ADSs and shares in the U.S.

The SEC has adopted revised rules for the deregistration of foreign private issuers. The Company believes that it meets the criteria established for deregistration and intends, upon the revised rules becoming effective, to deregister the ADSs and Adecco S.A. common shares under the U.S. Securities Exchange Act of 1934, in which event the Company would not be required, among other things, to file Annual Reports on Form 20-F or furnish Current Reports on Form 6-K with the U.S. Securities and Exchange Commission or comply with the U.S. Sarbanes-Oxley Act of 2002. Prior to deregistering its shares in the U.S., the Company is planning to delist its ADSs from the New York Stock Exchange (“NYSE”) and to terminate its ADR program. Upon successful completion of the delisting of the ADSs from the NYSE the Company’s ADSs would no longer be traded on any national securities exchange in the U.S.

In an economic downturn, companies may use fewer temporary employees, which could materially adversely affect the Company.

Demand for personnel services is sensitive to changes in the level of economic activity. For example, when economic activity begins to increase, temporary employees are often added before full-time employees are hired. During expansions, there is also increased competition among temporary services firms for qualified temporary personnel. As economic activity slows, companies tend to reduce their use of temporary employees before undertaking layoffs of their regular employees, resulting in decreased demand for temporary personnel. Furthermore, in some countries where the Company operates, the Company has the obligation to pay wages even when associates are not seconded to clients. A significant economic downturn, particularly in France or North America where the Company collectively derived 51% of its 2006 revenues, could have a material adverse effect on the Company’s operating margin, results of operations, financial condition or liquidity.

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

The Company’s operations are dependent on the continued efforts of its key personnel at group level. In addition, the Company is dependent on the performance and productivity of its local managers and field personnel. The Company’s ability to attract and retain business is significantly affected by local relationships and the quality of service rendered. The loss of the key personnel at group level who have acquired experience in operating a staffing service company on an international level may cause a significant disruption to the Company’s business. Moreover, the loss of the Company’s key local managers and field personnel may jeopardise existing customer relationships with businesses that continue to use the Company’s staffing services based upon past direct relationships with these local managers and field personnel. Either of these types of losses could adversely affect the Company’s operations, including its ability to establish and maintain customer relationships.

The Company may be exposed to employment-related claims and costs that could materially adversely affect its business.

The Company is in the business of employing people and placing them in the workplace of other businesses. Attendant risks of these activities include possible claims by customers or third parties of employee misconduct or negligence, claims by employees of discrimination or harassment (including claims relating to actions of the Company’s customers), claims related to the inadvertent employment of illegal aliens or unlicensed personnel, payment of workers’ compensation claims and other similar claims. In addition, certain agreements with customers of the Company contain indemnification and hold harmless obligations in favour of the customer. These risks are especially prevalent in the United States where the legal systems favour class actions and claims for substantial damages. The Company is not always able to contractually exclude or limit such potential claims and certain of its contracts therefore bear the risk of uncapped liability. There can be no assurance that the Company will not experience these problems in the future, that the insurance will cover all claims that may be asserted against the Company or that the Company may not incur fines or other losses or negative publicity with respect to these problems that could have a material adverse effect on the Company’s business.

Litigation and regulatory investigations and audits to which the Company is currently, or may become, subject to could materially adversely affect its business, financial condition, results of operations or cash flows.

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

In November 2004, the French competition authority (DGCCRF) commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. The matter has since been referred to the French “Conseil de la Concurrence”. Up to the date of this report, the Company has not received any statement of objections by the French competition authorities and is therefore unable to predict the outcome of this matter.

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. On March 29, 2006, the U.S. District Court for the Southern District of California dismissed the plaintiffs’ amended consolidated complaint with prejudice and entered judgement in the Company’s favour. On April 25, 2006, the plaintiffs filed a notice of appeal for the dismissal of their complaint. The appeal is pending before the United States Court of Appeals for the Ninth Circuit. The Company continues to believe that the decision of the District Court is correct and that there is no merit to the case and will vigorously defend the judgement in its favour.

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

The Company’s operations are conducted around the world. Operations in the Company’s markets are subject to risks inherent in international business activities, including, but not limited to:

•	foreign currency fluctuation;

•	varying political conditions;

•	cultures and business practices in different regions;

•	overlapping of different tax structures;

•	accounting and reporting requirement compliance;

•	changing and, in some cases, complex or ambiguous laws and regulations; and

•	litigation claims and judgments.

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

Adecco S.A.’s common shares are listed and traded on the SWX Swiss Stock Exchange, the Eurolist of Euronext Paris S.A. and, in the form of American Depository Shares (“ADSs”), on the NYSE. The prices for Adecco S.A. common shares on the SWX Swiss Stock Exchange are expressed in Swiss francs, the prices for Adecco S.A. common shares on the Eurolist are expressed in Euro, and the prices for ADSs on the NYSE are expressed in U.S. dollars, but dividends on Adecco S.A. common shares, if any, are paid in

Swiss francs. Fluctuations in the exchange rate between the Swiss franc or Euro and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of Adecco S.A. common shares on the SWX Swiss Stock Exchange and the Euro price on the Eurolist of Euronext Paris S.A. These fluctuations are also likely to affect the market prices of Adecco S.A. ADSs and may negatively affect the U.S. dollar value of any dividend payments holders of Adecco S.A. ADRs may receive in the future.

The Company’s acquisition strategy may have an adverse effect on the Company’s business.

The Company has a strategy of growing in part by acquisitions and may make material acquisitions in the future. Acquisitions may involve significant risks, including but not limited to:

•	difficulties in the assimilation or integration of the operations, services and corporate culture of the acquired companies;

•	failure to achieve expected synergies and other benefits;

•	insufficient indemnification from the selling parties for liabilities incurred by the acquired companies prior to the acquisitions; and

•	diversion of management’s attention from other business concerns.

In addition, further acquisitions would likely result in the incurrence of debt and contingent liabilities and may result in the issuance of additional shares and an increase in interest expense and amortisation expense related to intangible assets, which could have a material adverse effect on the Company’s results of operations, financial condition or liquidity.

The Company’s major shareholder Group, which include the Company’s Chairman, could have a significant impact on decisions taken by a meeting of shareholders.

As of December 31, 2006, 54,904,180 shares representing 29.1% of the total Adecco S.A. issued share capital, were held by a group consisting of Jacobs Holding AG (formerly KJ Jacobs AG), Zurich, Switzerland, Jacobs Venture AG, Baar, Switzerland, Triventura AG, Baar, Switzerland, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs, and Nathalie Jacobs (“the Group”). Jacobs Holding AG represents the Group and does not hold any shares outside the Group. Jacobs Holding AG’s own shares and participation certificates are held by Jacobs Foundation and by the association Jacobs Familienrat (both Zurich, Switzerland). The ownership of a substantial percentage of the outstanding Adecco S.A. common shares by this shareholder Group provides them with significant voting power, which could have a significant impact on decisions taken by a meeting of shareholders.

Holders of Adecco S.A. ADRs and U.S. shareholders may have a limited ability to participate in rights offerings.

Swiss law generally requires a corporation to offer its shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage whenever a Swiss corporation issues new shares, a concept known as “pre-emptive rights.” If by the terms of a rights offering or for any other reason it is impracticable to make the rights or net proceeds available to any holder of Adecco S.A. ADRs, Morgan Guaranty Trust Company of New York, as the depository of Adecco S.A. common shares represented by the ADSs and as the issuer of the ADRs, may allow the rights to lapse pursuant to the deposit agreement among Adecco S.A., Morgan Guaranty Trust Company of New York and, by virtue of ownership of the ADSs, the holders of Adecco S.A. ADRs. In addition, holders of Adecco S.A. ADRs in the United States may not be able to exercise pre-emptive rights through Morgan Guaranty Trust Company of New York unless a registration statement under the United States Securities Act of 1933 (the “Securities Act”) is effective with respect to these rights or an exemption from the registration requirements thereunder is available. The Company intends to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement, any benefits to it of enabling the holders of Adecco S.A. ADRs to exercise these rights and any other factors the Company considers appropriate at the time and then will make a decision as to whether to file any registration statement. Therefore, no assurance can be given that any registration statement would be filed. Similar restrictions apply to U.S. holders of Adecco S.A. common shares. To the extent holders of Adecco S.A. ADRs are unable to exercise their rights because a registration statement has not been filed and no exemption from the registration requirements under the Securities Act is available, Morgan Guaranty Trust Company of New York may attempt to sell the holders’ pre-emptive rights and distribute the net proceeds thereof, if any, to the holders of Adecco S.A. ADRs. In any of these cases, the holders’ equity interest in the Company would be diluted proportionately. Morgan Guaranty Trust Company of New York, after consultation with the Company, will have discretion as to the procedure for making pre-emptive rights available to holders of Adecco S.A. ADRs, or if the rights have value, which they frequently do not, in disposing of these rights and making the net proceeds available to these holders.

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

Philippe Foriel-Destezet founded Ecco in 1964 in Lyon, France. By the early 1980s, Ecco had become the largest supplier of temporary personnel in France and continued to develop its business in Europe, the United States, South America and Asia Pacific until 1996.

Adecco S.A. is a société anonyme, first registered on May 18, 1967 (under the name Adia), renamed Adecco S.A. in 1996, and organised under the laws of Switzerland, at 1275 Chéserex, Switzerland. Adecco S.A.’s principal corporate office is operated by its wholly owned subsidiary, Adecco management & consulting S.A., located at Sägereistrasse 10, 8152 Glattbrugg, Switzerland. Adecco management & consulting S.A.’s telephone number is +41 44 878 8888.

Corporate Structure

Adecco S.A. is the ultimate parent company within the Company. Adecco S.A. shares are listed and principally traded on the SWX Swiss Stock Exchange. Adecco S.A. shares are also listed on the Eurolist of Euronext Paris S.A. and Adecco S.A. ADSs trade on the NYSE. See Item 9 — “The Offer and Listing”.

The Company comprises numerous legal entities around the world. DIS Deutscher Industrie Service AG (“DIS”), a German subsidiary of the Company with its legal seat in Duesseldorf, is listed on the Frankfurt Stock Exchange (symbol DDE, security number 501690, ISIN DE0005016901). DIS common shares on the Frankfurt Stock Exchange are expressed in Euro. Adecco owns directly and indirectly approximately 84% of DIS.

See Exhibit 8.1 for a listing of the Company’s significant subsidiaries.

Acquisitions and Disposals

Since its formation, the Company has pursued a strategy of growing in part through acquisitions of other personnel services businesses. These acquisitions included Delphi Group and Career Staff in 1999 and the significant operations of Olsten Corporation in 2000.

In 2006 and 2005, the Company completed the following three significant acquisitions:

DIS. In March 2006, the Company acquired approximately 84% of the outstanding common shares of DIS, a leading supplier of professional staffing services in Germany, for approximately EUR 552, net of cash acquired. As a result of the acquisition, approximately EUR 483 and EUR 119 of goodwill and intangible assets, respectively, were recorded. As a result of the acquisition, the Company has strengthened its presence in the German temporary staffing market and the professional services segment.

The acquisition of DIS was originally financed with a bridge facility of EUR 408 and cash on hand. In April 2006, the Company issued EUR 700 unsubordinated guaranteed notes, the proceeds of which were partly used to settle the bridge facility.

Altedia. In March 2005, the Company acquired, through a 70% owned subsidiary (“Adecia”), 50.5% of the outstanding share capital (49.0% of the voting rights) of Altedia from its founders at a cash purchase price of EUR 19 per share. Adecia then launched a tender offer to purchase the remaining shares of Altedia at a cash purchase price of EUR 19 per share. The tender offer was financed by a loan from the Company in the amount of EUR 57. By July 2005, Adecia had acquired 100% of Altedia as a result of the completed tender offer for a purchase price of EUR 91, net of EUR 8 cash acquired. In November 2005, the Company increased its shareholding in Adecia to 85% via conversion of the EUR 57 loan to equity. As a result of the acquisition, approximately EUR 87 and EUR 27 of goodwill and intangible assets, respectively, were recorded. Altedia is a human resources consulting company with operations in Europe that specialises in the fields of reorganisation, career transition and social engineering, human capital, and external communication. The terms of the Adecia shareholder arrangement give the Company, beginning in 2008, the right to purchase from the founders and the founders the right to sell to the Company the 15% minority interest in Adecia at a price based on the three-year average EBITDA.

Humangroup. In June 2005, the Company acquired 100% of the outstanding share capital of Humangroup, a Spanish human resources services company, for a cash purchase price of EUR 57, net of cash acquired. As a result of the acquisition, approximately EUR 51 and EUR 11 of goodwill and intangible assets, respectively, were recorded. During 2006, goodwill recorded at the time of acquisition was reduced by EUR 3 due to the reversal of a valuation allowance on pre-acquisition losses. Humangroup offers staffing services and outsourcing solutions in Spain.

No significant acquisition took place in 2004.

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

No significant disposals took place in 2006 and 2005.

Business Overview

The Company is the global leader in human resource services including temporary staffing and permanent placement, outsourcing, and career services consulting and outplacement. The Company’s network of over 6,700 branches and over 35,000 full-time equivalent employees in over 70 countries and territories at the end of 2006 connects over 700,000 associates with approximately 150,000 clients. Registered in Switzerland and managed by a multinational team with expertise in markets worldwide, the Company delivers a broad range of human resource services to meet the needs of small and large business clients as well as those of qualified associates.

The staffing industry is fragmented and highly competitive. Customer demand is dependent upon the overall strength of the labour market as well as an established trend towards greater workforce flexibility. More liberal labour market laws, particularly for temporary staffing, are beneficial for the industry and have been a driver for greater workforce flexibility. The business is also strongly influenced by the macroeconomic cycle, which typically results in growing demand for employment services during periods of economic expansion and, conversely, contraction of demand during periods of economic downturn. Due to the sensitivity to the economic cycle and the low visibility in the temporary staffing sector, forecasting demand for staffing and human resource services is difficult. Typically, customers are not able to provide much advance notice of changes in their staffing needs. Responding to the customer’s fluctuating staffing requirements in a flexible way is a key element of the Company’s strategy, which it addresses through its diverse staffing and human resource services network.

Anticipating trends in demand is also important in managing our internal cost structure. This coupled with our ability to maximise our overall resources and to enhance competitive advantage through our wide variety of services and locations while maintaining standards of quality to both our clients and associates are key components to achieving profitability targets during any part of the economic cycle.

Organisation and Strategy

Since January 2006, the Company is organised in a geographic structure (which corresponds to the primary segments) complemented by newly introduced global business lines, through which the professional services are now marketed. The heads of the main geographic areas - consisting of France, USA & Canada, UK & Ireland, Japan, Italy, Iberia, Benelux, Nordics, Germany, Australia & New Zealand, Switzerland, and Emerging Markets – directly manage the Office and Industrial businesses, while co-leading together with the professional business line heads the professional business lines in the country. The professional business lines are Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events, and Adecco Human Capital Solutions. The classification of branches in business lines is determined by the largest business line revenue share generated in a specific branch. Prior to 2006 the Company’s services were marketed and managed through three divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. From May 2002, when jobpilot was acquired, until April 2004, when jobpilot was disposed, the Company had a fourth division, e-HR Services & Others. The operating results, assets and liabilities, and cash flows related to the sold business were classified as discontinued operations.

The Company’s strategy includes:

•	Optimising the business mix and profitability by further expanding into professional and specialised staffing;

•	Focusing on key geographies to strengthen operational excellence and investing in key developing regions;

•	Managing through a diversified multi-national team; and

•	Consolidating back offices to one per country and focusing investments on the Adecco brand in order to achieve cost efficiencies.

Overview by service lines

Revenues and gross profits derived from temporary staffing totalled 93% and 80% in 2006 of the respective consolidated totals compared to 94% and 81% in 2005, respectively. In 2004, revenues and gross profits from temporary staffing totalled 94% and 83%, respectively. Temporary staffing billings are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service. The temporary associate is paid the net hourly amount after statutory deductions on a daily, weekly or monthly basis. Certain other employer payroll-related costs are incurred and the net difference between the amounts billed and payroll costs incurred is reported as gross profit.

Revenues and gross profits derived from outsourcing, outplacement, consulting, and permanent placement services totalled 7% and 20% in 2006 of the respective consolidated totals compared to 6% and 19% in 2005, respectively, and to 6% and 17% in 2004, respectively. The terms of outsourcing, consulting, and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service. For permanent placement services, the placement fee is directly negotiated with the client. Revenues from permanent placement services are generally recognised at the time the candidate begins full-time employment and an allowance is established, based on historical information, for any non-fulfillment of permanent placement obligations. Outplacement and permanent placement services provide significantly higher gross margins.

Overview by geographical regions

				2006 vs 2005 % variance		2005 vs 2004 % variance
	2006(1)	2005(1)	2004(1)	EUR	Constant Currency	EUR	Constant Currency
Revenues (in EUR)
France	6,777	6,298	6,179	8	8	2	2
USA & Canada	3,660	3,614	3,698	1	1	(2)	(2)
UK & Ireland	1,876	1,570	1,425	19	19	10	11
Japan	1,432	1,407	1,282	2	8	10	12
Italy	1,156	1,051	985	10	10	7	7
Iberia	1,089	889	681	23	23	31	31
Benelux	958	857	783	12	12	9	9
Nordics	807	559	418	44	45	34	32
Germany	774	368	324	111	111	14	14
Australia & New Zealand	419	437	422	(4)	(2)	4	0
Switzerland	417	376	336	11	13	12	13
Emerging Markets	1,052	877	706	20	20	24	20

Adecco Group	20,417	18,303	17,239	12	12	6	6

(1)

For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively.

In 2006, France, USA & Canada and UK & Ireland generated 33%, 18%, and 9% of total revenues, respectively, or together 60%. In 2005 and 2004, France, USA & Canada and UK & Ireland contributed together 63% and 66% of total revenues, respectively.

For further discussion, see Item 5. “Operating and Financial Review and Prospects” of this Annual Report.

Overview by business lines

				2006 vs 2005 % variance		2005 vs 2004 % variance
	2006(1)	2005(1)	2004(1)	EUR	Constant Currency	EUR	Constant Currency

Revenues (in EUR)
Office	4,788	4,436	4,235	8	9	5	5
Industrial	10,859	9,799	9,444	11	11	4	4

Total Office & Industrial	15,647	14,235	13,679	10	10	4	4

Information Technology	1,419	1,229	1,090	15	15	13	13
Engineering & Technical	921	772	766	19	19	1	1
Finance & Legal	487	405	336	20	20	20	21
Medical & Science	220	191	166	15	15	16	16
Sales, Marketing & Events	429	379	316	13	15	20	21
Human Capital Solutions	242	215	180	13	12	19	20

Total Professional Business Lines	3,718	3,191	2,854	17	16	12	12

Emerging Markets	1,052	877	706	20	20	24	20

Adecco Group	20,417	18,303	17,239	12	12	6	6

(1)

For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively.

In 2006, the Office & Industrial businesses, Professional Business Lines and Emerging Markets generated 77%, 18%, and 5% of total revenues, respectively. In 2005 and 2004, the Office & Industrial businesses, Professional Business Lines and Emerging Markets contributed 78%, 17%, 5% and 79%, 17%, 4%, of total revenues, respectively.

For further discussion, see Item 5. “Operating and Financial Review and Prospects” of this Annual Report.

Seasonality

Our quarterly operating results are affected by the seasonality of our customers’ businesses. Demand for temporary staffing services historically has been lowest during the first quarter of the year.

Sources of Competition

The personnel services market is intensely competitive and highly fragmented, with few barriers to entry by potential competitors at the local level. In addition to the Company, the largest publicly-owned companies specialising in personnel services are Manpower Inc. (United States), Randstad Holding N.V. (Netherlands), Vedior N.V. (Netherlands), and Kelly Services, Inc. (United States). Only Adecco S.A. and Manpower Inc., however, have significant market shares in all the major personnel services markets in the world.

In the personnel services industry, competition is generally limited to firms with branches located within a customer’s particular local market. In most major markets, competitors generally include large publicly-traded companies and numerous regional and local competitors, some of which may operate in only that market. Competition may also be provided by governmental entities, such as state employment branches and job centres.

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

Depending on the economy of a particular market at any point in time as well as the skill type of the candidates, it may be necessary to place greater emphasis either on recruitment and retention of employment candidates or on marketing to customers. The Company recruits employment candidates through a wide variety of means, such as personal referrals, advertisements and an attractive compensation package that includes vacation and holiday pay, incentive plans and recognition programs.

Methods used to market personnel services to customers vary depending on the customers’ perceived need for workers, the skill levels required and the local labour supply. Depending on these factors, the Company competes by means of quality of service provided, scope of service offered and price. Indications of quality include promptness in filling an assignment, the ability to effectively match an individual worker to a specific assignment, the performance of the worker in that assignment and the management tools offered to customers to help them control their use of personnel services. Success in these areas is a function of employing a highly-motivated internal permanent staff, properly training the staff on the methods of recruiting and matching candidates to assignments and effectively using the systems that have been developed to support these processes.

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

During the past year, the Company continued the deployment of its integrated IT concept revolving around central databases accessible to various levels via the web to colleagues (defined as permanent employees), clients and candidates. Web interfaces to the IT system enable:

•	Professional strategy according to candidates skills;

•	Cost reductions through process optimisation and economies of scale;

•	Sharing of candidate information amongst branches, providing better matching and faster placement capability;

•	Sharing of client information between branches providing improved cross-selling opportunities and coordination of services to multi-site clients; and

•	Ease, speed and consistency of analysis plus control for colleagues, clients and candidates.

By the end of 2006, the Company had reached 12 million unique candidates through its various candidate databases. In France alone, the candidate database allowed approximately 800,000 placements of candidates exchanged across branches during 2006; in addition 400,000 candidates were sourced through the internet.

Xpert® Online, the Company’s internet based assessment system, is used in more than 45 countries, including the United States, Canada, United Kingdom, Italy, Spain, Benelux, Switzerland and Australia. More than 10.5 million tests have been administered, together with 30,000 eLearning courses, so far with this tool.

The Company’s recruitment systems across the world receive on average more than 300,000 candidates per month, of which more than 40% is received via the internet. Further Adecco’s systems increasingly allow for an electronic time capture (i.e. temporary workers report the time worked through the internet instead of via the traditional time sheets allowing clients to validate the time on-line), which contribute to the reduction of back-office costs. The Company continues its effort to rationalise and reduce its IT costs, by outsourcing major parts of its internal IT capabilities.

Trademarks

The Company maintains a number of trademarks, trade names, service marks and other intangible rights. The major marks are the Adecco service mark and logo and the specialty brand service marks and logos, including but not limited to Ajilon, Lee Hecht Harrison, Adia, Altedia, AltaGestión, DIS, Office Angels and Computer People. The Company believes it has taken reasonable steps to protect these trademarks and service marks in the major markets and countries where the Company operates and where such marks are used, as it deems appropriate. The Company is not currently aware of any infringements that would be likely to substantially impair the Company’s rights in such marks in the major markets and countries where such trademarks are used. Going forward the Company plans to focus investments on the Adecco brand.

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

In most countries, including the United States, France, Germany, and Spain personnel services firms are considered the legal employers of their temporary personnel. Therefore, these firms are governed by laws regulating the employer/employee relationship, such as those on tax withholding or reporting, social security or retirement benefits, non-discrimination, workers’ compensation and compliance with immigration laws. In other countries, personnel services firms, while not the direct legal employers of temporary personnel, are still responsible for collecting taxes and social security deductions and transmitting these amounts to the taxing authorities.

In many countries, particularly in Continental Europe, entry into the personnel services market is restricted by the requirement to register with, or obtain licenses from, a government agency. In addition, a wide variety of administrative requirements may be imposed, such as record keeping, written contracts and reporting.

The personnel services industry is closely regulated in all of the major markets in which the Company operates, except the United States and Canada. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services. These restrictions include regulations:

•	Affecting the type of work permitted; for example, Germany prohibits the use of temporary workers in construction work;

•

Restricting the maximum length of a temporary assignment, varying from 3 to 42 months; for example, in Japan, a temporary employee cannot work in a single manufacturing position for more than one year (it is expected this will change in 2007);

•

Imposing requirements as to wage levels; in most EU countries, for example in France and Spain, wages paid to temporary workers must be based on the principle of equal treatment (i.e. compared to permanent workers);

•	Restricting the circumstances under which temporary personnel may be employed; for example, in France the government is not permitted to use temporary personnel services; and

•

Imposing bank guarantee requirements on temporary employment agencies, mainly in France, Italy and Spain, in order to ensure the payment of salaries to temporary workers and the payment of social charges to national authorities.

In some countries, special taxes, fees or costs are imposed in connection with the use of temporary personnel. For example, in France, to compensate for the non-continuous nature of their employment, temporary personnel are entitled to a 10% allowance of the temporary employee’s annual salary, pro-rated for the period of assignment. In some countries, the placement by private companies of permanent workers for a fee is prohibited.

There are some changes in regulations envisaged for the future, including:

•

The modification of the Japanese legislation made in 2004 for temporary work that has made it possible starting March 1, 2007 to extend the period of contract for industrial staffing from one year to three years.

•

Confirmation in France of the addition of two new reasons for the use of temporary workers depending on the situation of the candidate, ability to provide permanent placement services through agency work branches and recognition of agency work companies to participate in an initiative under which private staffing and recruitment companies cooperate with the public employment service to help to bring the unemployed back into the work force.

•

The draft of the revised labour contracts law in China containing specific provisions on “labour dispatch” (term used to denote the activities of private employment agencies) and “fixed term contracts” was presented by the Ministry of Labour and Social Security for final amendment on December 28, 2006. The provisions are controversial and the outcome of the revised provisions is uncertain. However, it is expected that the final draft will be promulgated in the first half of 2007.

Property, Plant & Equipment

The majority of the Company’s offices are leased, usually under short- or long-term leases containing commercially reasonable terms. Leasing of office space ensures higher flexibility to adapt to market requirements and manage liquidity. See Note 17 to the consolidated financial statements for further information on future lease commitments. The facilities owned and leased by the Company are well-maintained and sufficient for its business, currently and for the foreseeable future. None of the properties owned or leased by the Company is individually material to its operations.

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

Key performance indicators

We monitor operational results through a number of additional key performance indicators beside revenues, gross profit, selling, general and administrative expenses, and operating income and use these measures of current operational performance along with qualitative information and economic trend data to direct the Company’s strategic focus.

These indicators include the following:

•	Business mix – the revenue split between temporary staffing, permanent placement, and other services;

•	Bill rate – an average hourly billing rate for temporary staffing services indicating current price levels;

•	Pay rate – an average hourly payroll rate including social charges for temporary staffing services indicating current costs;

•	Temporary hours sold – the volume of temporary staffing services sold;

•	Temporary associates – the number of temporary associates at work;

•	Permanent placements – the number of candidates placed in permanent job positions;

•	Average fee per placement – the average amount received for job placement services;

•	Days sales outstanding (“DSO”) – accounts receivable turnover;

•	Full time equivalent (“FTE”) employees – the number of full-time employees;

•	Branches – the number of locations from which the Company offers human resource services; and

•	Economic Value Added – residual income after cost of capital.

Non-U.S. GAAP information and financial measures

The Company uses non-U.S. GAAP financial measures for management purposes. The principal non-U.S. GAAP financial measures discussed herein are net debt and constant currency comparisons, which are used in addition to and in conjunction with results presented in accordance with U.S. GAAP.

Net debt and constant currency comparisons should not be relied upon to the exclusion of U.S. GAAP financial measures, but rather reflect an additional measure of comparability and means of viewing aspects of the Company’s operations that, when viewed together with the U.S. GAAP results, provide a more complete understanding of factors and trends affecting our business.

Because net debt and constant currency comparisons are not standardised, it may not be possible to compare our measures with other companies’ non-U.S. GAAP financial measures having the same or a similar name. Management encourages investors to review the Company’s financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Net debt

Management monitors outstanding debt obligations by calculating net debt. Net debt comprises short-term and long-term debt (and off balance sheet debt, to the extent there is any) less cash and cash equivalents and short-term investments.

The following table reconciles net debt to the most directly comparable financial measures calculated in accordance with U.S. GAAP:

Net debt (in EUR)	31.12.2006	31. 12. 2005	2. 1. 2005
Short-term debt and current maturities of long-term debt	38	550	230

Off balance sheet debt (1)

Long-term debt, less current maturities	1,406	722	1,272

Subtotal	1,444	1,272	1,502

Less:

Cash and cash equivalents	875	468	879

Short-term investments	13	380	324

Net debt	556	424	299

(1)	As of December 31, 2006, December 31, 2005 and January 2, 2005, respectively, there was no off balance sheet debt.

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

Operating Results

The following table includes a summary of consolidated financial data for the three fiscal years 2006, 2005 and 2004:

	EUR			Percentage
	2006(1)	2005(1)	2004(1)	2006	2005	2004
Revenues	20,417	18,303	17,239	100%	100%	100%
Direct costs of services	(16,871)	(15,217)	(14,365)	(82.6)	(83.1)	(83.3)

Gross profit	3,546	3,086	2,874	17.4	16.9	16.7
Selling, general and administrative expenses	(2,718)	(2,469)	(2,343)	(13.3)	(13.5)	(13.6)
Amortisation of intangible assets	(12)	(3)	(1)	(0.1)	(0.0)	(0.0)

Operating income	816	614	530	4.0	3.4	3.1
Interest expense	(51)	(52)	(62)	(0.3)	(0.3)	(0.4)
Other income/(expenses), net	20	43	8	0.1	0.2	0.1

Income before income taxes, minority interests, and discontinued operations	785	605	476	3.8	3.3	2.8
Provision for income taxes	(168)	(150)	(174)	(0.8)	(0.8)	(1.1)
Income applicable to minority interests	(6)	(2)	(0)	(0.0)	(0.0)	(0.0)

Income from continuing operations	611	453	302	3.0	2.5	1.7
Income from discontinued operations	—	—	30	—	—	0.2
Net income	611	453	332	3.0	2.5	1.9

Per share data in EUR:
Basic net income	3.28	2.43	1.77	—	—	—
Diluted net income	3.14	2.34	1.69	—	—	—

(1)

For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively.

Overview

2006 saw a strengthening of the overall business environment and continued growth in demand for staffing and human resource services. Countries undergoing liberalisations of temporary labour markets and enjoying favourable economic conditions experienced strong growth.

The Company’s strategic focus during 2006 was on value creation for shareholders. The Company concluded 2006 with the following financial highlights:

•	revenues grew 12% to EUR 20,417;

•	operating income increased 33% to EUR 816;

•	net income increased 35% to EUR 611;

•	return on capital employed (ROCE)[1] improved 180 basis points (“bps”) to 20.3%.

During the first quarter of 2006, the Company made an important strategic acquisition of DIS, in an effort to expand its professional staffing service offering, to gain market share in Germany, and to strengthen the management team. DIS is a leading German professional staffing provider.

[1]

Operating income minus income tax fixed at 30% divided by average invested capital. Invested capital is defined as assets minus liabilities excluding cash & cash equivalents, short-term investments and short-term and long-term debt.

Results of Operations – Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Revenues

Revenues increased 12% to EUR 20,417 in 2006 or 9% when excluding acquisitions. This growth was driven primarily by a temporary staffing volume increase as temporary hours sold rose 9% to 1,274 million. During 2006, permanent placement, outsourcing, and consulting revenues grew at a significantly faster rate than outplacement revenues, reflecting the general economic upswing. Permanent placement revenues grew 34% to EUR 342.

Currency fluctuations had a minimal impact on 2006 revenues.

For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 the Company’s fiscal year contained 52 weeks ending December 31, 2005. The change in the fiscal year had only an insignificant impact on revenues.

Geographical performance

The geographical breakdown of revenues is presented below:

	2006	2005	% variance
				Constant Currency
			EUR
Revenues (in EUR)
France	6,777	6,298	8	8
USA & Canada	3,660	3,614	1	1
UK & Ireland	1,876	1,570	19	19
Japan	1,432	1,407	2	8
Italy	1,156	1,051	10	10
Iberia	1,089	889	23	23
Benelux	958	857	12	12
Nordics	807	559	44	45
Germany	774	368	111	111
Australia & New Zealand	419	437	(4)	(2)
Switzerland	417	376	11	13
Emerging Markets	1,052	877	20	20

Adecco Group	20,417	18,303	12	12

France

France’s revenues rose 8% to EUR 6,777 in 2006. This overall growth was primarily due to a temporary staffing volume increase as temporary hours sold rose 5%. Additionally temporary staffing services bill rates increased by 2%. In 2006, France accounted for 33% of the Company’s revenues.

USA & Canada

Revenues in the USA & Canada increased by 1% to EUR 3,660 in 2006. Due to the focus on profitable clients and slower market demand, temporary hours sold fell by 4%. The drop in temporary hours sold was more than offset by an increase in bill rates of 5% reflecting an improved customer and skill mix. USA & Canada contributed 18% to the Company’s revenues in 2006.

UK & Ireland

UK & Ireland’s revenues grew 19% to EUR 1,876 in 2006 mainly driven by good demand in the Office & Industrial as well as the Information Technology business line. Temporary hours sold increased 9% and bill rates grew 6%. UK & Ireland generated 9% of the Company’s revenues in 2006.

Japan

In Japan, the solid economic environment led to a revenue growth of 2%, or 8% in constant currency, to EUR 1,432. Temporary hours sold and bill rates in constant currency increased 9% and 1%, respectively, whereas revenues in outsourcing services declined. In 2006, 7% of the Company’s revenues were generated in Japan.

Italy

In Italy, revenues grew 10% to EUR 1,156 in 2006 as temporary hours sold increased 7% and bill rates grew 3%. Italy accounted for 6% of the Company’s revenues in 2006.

Iberia

In Iberia, revenues grew 23% boosted by the acquisition of Humangroup in 2005 to EUR 1,089, reflecting a 10% growth in temporary hours sold and a 9% increase in bill rates. Excluding the acquisition, Iberia’s revenues increased 10%. In 2006, Iberia contributed 5% to the Company’s revenues.

Benelux

In the Benelux countries, revenues increased by 12% to EUR 958 in 2006 resulting from temporary hours sold and bill rates increases of 7% and 3%, respectively. The Benelux revenues in 2006 accounted for 5% of the Company’s revenues.

Nordics

Revenue growth in the Nordic countries was 44%, mainly due to an increase in temporary hours sold of 26% and a bill rate growth of 9%. Excluding the impact of acquisitions, revenues increased by 39%. A strong economic environment was the main driver behind this growth.

Germany

Boosted by the acquisition of DIS, Germany achieved strong revenue growth of 111% to EUR 774 in 2006, reflecting a 83% growth in temporary hours sold and a 13% increase in bill rates. The strong increase in bill rates is caused by the acquisition of DIS which has higher bill rates compared to our other Germany business due to DIS’ focus on professional business. Excluding DIS, Germany’s revenues increased 30% as a result of generally higher acceptance levels of temporary staffing combined with an improved economy.

Australia & New Zealand

In Australia & New Zealand, revenues decreased 4%, or 2% in constant currency, to EUR 419 in 2006. Excluding acquisitions, Australia & New Zealand’s revenues decreased 6%.

Switzerland

In Switzerland, an increase in temporary hours sold of 13% led to an increase of revenues of 11%, or 13% in constant currency to EUR 417 in 2006.

Emerging Markets

In the Emerging Markets, the Company experienced revenue growth of 20% to EUR 1,052. Demand was particularly strong in Eastern Europe & Balkans, India & South Africa, and South East Asia. The Emerging Markets represented 5% of the Company’s revenues in 2006.

Business line performance

The business line breakdown of revenues is presented below:

	2006	2005	% variance
			EUR	Constant Currency
Revenues in (EUR)

Office	4,788	4,436	8	9
Industrial	10,859	9,799	11	11

Total Office & Industrial	15,647	14,235	10	10

Information Technology	1,419	1,229	15	15
Engineering & Technical	921	772	19	19
Finance & Legal	487	405	20	20
Medical & Science	220	191	15	15
Sales, Marketing & Events	429	379	13	15
Human Capital Solutions	242	215	13	12

Total Professional Business Lines	3,718	3,191	17	16

Emerging Markets	1,052	877	20	20

Adecco Group	20,417	18,303	12	12

Office & Industrial

The Company’s Office & Industrial businesses grew 10% (9% when excluding acquisitions) to EUR 15.6 billion in 2006, which represents 77% of the Company’s revenues.

In the Office business, revenue additions were strong in the UK & Ireland and Japan. In the USA & Canada, revenues declined slightly as demand softened. Japan, the USA & Canada, and the UK & Ireland generated almost two-thirds of the business line’s revenues.

Revenue growth further accelerated in the Industrial business compared to 2005, which reflects the current favourable economic environment. There has been particularly good demand in France, Iberia, and Italy. Revenues declined slightly in the USA & Canada as demand softened. France accounted for approximately half of the revenues in the Industrial business.

Information Technology

In Information Technology, the Company increased revenues by 15% (13% when excluding acquisitions) compared to 2005, experiencing continued strong demand in the UK & Ireland, while revenues declined slightly in the USA & Canada. These two regions contributed about three quarters of the business line’s revenues.

Engineering & Technical

The Company’s Engineering & Technical business line grew revenues by 19% (6% when excluding acquisitions). Demand continued to be good in the UK & Ireland. In the USA & Canada revenues remained stable. Approximately 70% of the business line’s revenues were generated in the USA & Canada and UK & Ireland.

Finance & Legal

In Finance & Legal, the Company achieved revenue growth of 20% (14% when excluding acquisitions). Demand for finance and legal professionals continued to be strong in the USA & Canada. The USA & Canada were responsible for almost 60% of revenues in the business line Finance & Legal.

Medical & Science

Medical & Science grew revenues 15%, with the strongest revenue growth in the Nordics. France accounted for approximately half of the business line’s revenues.

Sales, Marketing & Events

In Sales, Marketing & Events, the Company achieved revenue growth of 13% (15% in constant currency), or 7% when excluding the impact of acquisitions and currency. France, Iberia, and Japan were the main contributors to the business line’s revenues.

Human Capital Solutions

The Company’s Human Capital Solutions revenues grew by 13% (12% in constant currency) and declined 4% when excluding the impact of acquisitions and currency, reflecting the general weak conditions of the outplacement market. Almost 90% of the Human Capital Solutions business line revenues were generated in the USA & Canada and France.

Gross profit

Gross profit increased 15% to EUR 3,546 in 2006. Gross margin improved 50 bps to 17.4% versus 2005. The acquisition of DIS had a positive impact of 30 bps on this gross margin improvement.

The gross margin percentages by service line show that the temporary staffing gross margin of 15.0% increased by 30 bps from 2005 to 2006. In 2006, permanent placement activity contributed 140 bps to the Company’s gross margin, an increase of 20 bps compared to 2005. The contribution of outplacement to the Company’s gross margin remained stable at 70 bps.

The contributors to the Company’s gross margin by service line are as follows:

	2006	2005
Gross margin contributors by service line (in %)
– Temporary Staffing	15.0	14.7
– Permanent Placement	1.4	1.2
Temporary Staffing & Permanent Placement	16.4	15.9
Outplacement	0.7	0.7
Other	0.3	0.3

Adecco Group	17.4	16.9

Selling, general and administrative expenses

During 2006, the Company maintained its emphasis on cost control: Selling, general and administrative expenses (“SG&A”) increased 10% to EUR 2,718 in 2006, which was below revenue growth. SG&A decreased as a percentage of revenues by 20 bps (40 bps excluding acquisitions) to 13.3% in 2006 from 13.5% in 2005.

Compensation expense, which comprised 70% of total SG&A, increased to EUR 1,893 in 2006, or 15%. The increase was mainly due to the Company’s expansion of its branch network including acquisitions and the resulting increase in FTE employees as well as higher performance-related compensation. The average branches and the average FTE employees during 2006 increased 9% to 6,685 and 8% to 35,007, respectively. At year-end, the number of branches and FTE employees exceeded 6,700 and 35,000, respectively.

The following table shows the increase in the average FTE employees and the average branches by geographic areas:

	FTE employees			Branches
	2006	2005	% variance	2006	2005	% variance
Geographical breakdown (yearly average)
France	8,682	8,306	5	1,863	1,769	5
USA & Canada	6,476	6,403	1	1,304	1,238	5
UK & Ireland	3,366	3,306	2	581	550	6
Japan	2,497	2,219	12	156	150	4
Italy	2,060	1,977	4	501	474	6
Iberia	2,267	2,034	11	539	452	19
Benelux	1,837	1,703	8	422	368	15
Nordics	1,132	931	22	221	184	20
Germany	1,589	859	85	397	234	69
Australia & New Zealand	692	694		126	134	(6)
Switzerland	481	459	5	96	98	(2)
Emerging Markets	3,439	2,980	15	479	459	4
Corporate	489	571	(14)

Adecco Group	35,007	32,442	8	6,685	6,110	9

Marketing expenses were EUR 93 in 2006, unchanged compared to 2005. Bad debt expense increased by EUR 10 to EUR 22 in 2006.

Operating income

Operating income increased 33%, or 34% in constant currency, to EUR 816 in 2006. Operating income margin improved 60 bps to 4.0% in 2006 compared to 2005.

The geographical breakdown of operating income is presented in the following table:

	2006	% of revenues	2005	% of revenues	% variance
					EUR	Constant Currency
Operating income (in EUR)

France	256	3.8	238	3.8	8	8
USA & Canada	154	4.2	137	3.8	11	13
UK & Ireland	63	3.4	56	3.6	12	11
Japan	85	5.9	65	4.6	30	38
Italy	72	6.2	53	5.0	37	37
Iberia	68	6.2	53	5.9	29	29
Benelux	43	4.5	31	3.6	40	40
Nordics	50	6.2	27	4.8	86	86
Germany	80	10.3	34	9.2	137	137
Australia & New Zealand	10	2.5	10	2.4		3
Switzerland	39	9.4	36	9.4	11	13
Emerging Markets	35	3.3	11	1.3	218	206

Total Operating Units	955	4.7	751	4.1	27	28

Stock-based compensation expense	(6)		(11)
Corporate expenses	(121)		(123)
Amortisation of intangible assets	(12)		(3)

Adecco Group	816	4.0	614	3.4	33	34

France

France’s operating income increased 8% to EUR 256 in 2006. Operating margin remained stable at 3.8% in 2006 compared to 2005. The acquisition of Altedia in 2005 as well as higher permanent placement revenues more than offset the gross margin decline in the temporary business. SG&A increased by 9% compared to 2005.

USA & Canada

The USA & Canada’s operating income grew by 11%, or 13% in constant currency, to EUR 154 in 2006. Strong demand for permanent placement services and an improved customer and skill mix resulted in higher gross margin and an operating margin improvement of 40 bps to 4.2% in 2006 compared to 2005. SG&A increased 5% in constant currency, while sales increased only 1% in constant currency, reflecting the higher portion of variable compensation expense in the permanent placement services.

UK & Ireland

The UK & Ireland’s operating income increased 12%, or 11% in constant currency, to EUR 63 in 2006. Changes in business and customer mix had a negative impact on gross margin, which were not fully offset by efficiency improvements. As a result, operating margin declined by 20 bps to 3.4% in 2006 compared to 2005.

Japan

Operating income for Japan showed a 30%, or 38% in constant currency, increase to EUR 85 in 2006 and operating margin improved 130 bps to 5.9% compared to 2005. The general shortage of candidates, combined with the still solid economic environment and good permanent placement revenues, led to improved gross margins.

Italy

In Italy, operating income grew 37% to EUR 72 in 2006 and operating margin improved 120 bps to 6.2% compared to 2005 mainly due to better cost management.

Iberia

Iberia achieved an operating income growth of 29% to EUR 68 in 2006. Operating margin increased by 30 bps to 6.2% in 2006 compared to 2005. Improved pricing in temporary services is the main reason behind this enhancement.

Benelux

In the Benelux countries, operating income increased by 40% to EUR 43 in 2006. Operating margin showed an improvement of 90 bps to 4.5% in 2006 compared to 2005, which is a result of improved gross margin and lower SG&A as a percentage of revenues.

Nordics

Operating income grew 86% to EUR 50 in 2006. Operating income margin improved 140 bps to 6.2% in 2006 compared to 2005. In addition to successful gross margin expansion, the Nordics benefited from operating leverage as SG&A as a percentage of revenues decreased.

Germany

Germany achieved strong operating income growth of 137% to EUR 80 in 2006 and an operating margin improvement of 110 bps to 10.3% compared to 2005, boosted by the acquisition of DIS.

Australia & New Zealand

In Australia & New Zealand, operating income remained unchanged at EUR 10 or increased 3% in constant currency in 2006 compared to 2005. Operating income margin improved 10 bps to 2.5% in 2006 compared to 2005.

Switzerland

In Switzerland, operating income increased 11%, or 13% in constant currency, to EUR 39 in 2006 compared to 2005, which represents an operating income margin of 9.4%.

Emerging Markets

In the Emerging Markets, the Company has experienced an increase in operating income of 218%, or 206% in constant currency, to EUR 35. Operating income margin improved from 1.3% in 2005 to 3.3% in 2006 mainly due to increased profitability in Latin & Central America.

Amortisation of intangible assets

Amortisation of intangible assets increased by EUR 9 to EUR 12 in 2006 compared to EUR 3 in 2005, mainly due to the acquisition of DIS.

Interest expense

Interest expense decreased by EUR 1 to EUR 51 in 2006 compared to EUR 52 in 2005.

Other income/(expenses), net

Other income/(expenses), net, which include interest income, foreign exchange gains and losses, and other non-operating income/(expenses), net, were income of EUR 20 in 2006 compared to income of EUR 43 in 2005. In the fourth quarter 2005, the Company realised a EUR 42 gain on the divestment of a minority holding in Professional Services Industries Holding, Inc. (“PSI”). Foreign exchange gain/(loss), net, amounted to a loss of EUR 4 in 2006 compared to a loss of EUR 14 in 2005. Interest income in 2006 was EUR 22 compared to EUR 16 in 2005.

Provision for income taxes

The provision for income taxes increased by EUR 18 to EUR 168 in 2006 compared to EUR 150 in 2005. The effective tax rate for the fiscal year 2006 was 21% compared with 25% in the prior year. In 2006, the main contributing factor to the decrease in the effective tax rate was a tax benefit related to the release of a valuation allowance on deferred tax assets in the U.S. in the amount of EUR 64. Excluding the effect of this release, the underlying tax rate for 2006 was approximately 29%. In 2005, the effective tax rate benefited from the favourable resolution of a number of prior years’ tax audits in the amount of EUR 32.

Net income

Net income for 2006 increased by 35% to EUR 611 compared to EUR 453 in 2005. Basic earnings per share (“EPS”) was EUR 3.28 for 2006 compared with EUR 2.43 for 2005. The release of the tax valuation allowance in the U.S. positively impacted 2006 basic EPS by EUR 0.34. The 2005 basic EPS was positively impacted by EUR 0.34 due to the gain on sale of a minority holding in PSI and the income tax benefit discussed above.

Outlook

The key drivers for our industry are global GDP trends in developed and emerging markets; increased demand for temporary labour generally but particularly across professional segments as skill shortages rise; and more favourable regulation. These indicators remain positive for the staffing services market in 2007.

Demand for more flexible staffing and human resource solutions is expected as the global economy improves. While it is anticipated that the cyclical nature of the temporary staffing markets will continue, we believe that usage of temporary general and speciality staffing services will increase. Demand for permanent placement is also expected to increase with the continued economic upturn. Outplacement services demand is expected to remain weak due to the counter-cyclical nature of this business. The trend towards more favourable regulation of labour markets is continuing.

Current trading conditions combined with the key indicators for the global staffing services market continue to point to a favourable growth for the industry. The Company therefore remains committed to its objective of revenue growth of at least 7-9% per annum on average for the coming years providing no material changes to the macroeconomic environment. At the same time management continues to be confident that the focus on value based management and professional and specialised business fields will allow the Company to continuously improve 2009 operating income margin to over 5% and ROCE to above 25%.

Results of Operations – Year Ended December 31, 2005 compared to Year Ended January 2, 2005

Revenues

Revenues increased 6% to EUR 18,303 in 2005. This growth was driven primarily by a temporary staffing volume increase as temporary hours sold rose 6%. During 2005, permanent placement and outsourcing revenues grew at a significantly faster rate than outplacement revenues thus underscoring the general economic upswing. Permanent placement revenues grew 24% to EUR 255.

Currency fluctuations had a minimal impact on 2005 revenues.

The fiscal year 2005 included 52 weeks compared to 53 weeks in 2004. The additional week in 2004 added approximately EUR 214 or 1% to revenues.

Geographical performance

The geographical breakdown of revenues is presented below:

Revenues (in EUR)	2005	2004	% variance
			EUR	Constant Currency
France	6,298	6,179	2	2
USA & Canada	3,614	3,698	(2)	(2)
UK & Ireland	1,570	1,425	10	11
Japan	1,407	1,282	10	12
Italy	1,051	985	7	7
Iberia	889	681	31	31
Benelux	857	783	9	9
Nordics	559	418	34	32
Germany	368	324	14	14
Australia & New Zealand	437	422	4	0
Switzerland	376	336	12	13
Emerging Markets	877	706	24	20

Adecco Group	18,303	17,239	6	6

France

France’s revenues rose 2% to EUR 6,298 in 2005. While the temporary staffing volume decreased as temporary hours sold fell by 2%, bill rates increased by 3%. France accounted for 34% of the Company’s revenues in 2005.

USA & Canada

Revenues in the USA & Canada decreased by 2% to EUR 3,614 in 2005. Due to its focus on profitable clients, USA & Canada decreased its client base in 2005 and temporary hours sold fell by 7% accordingly. Bill rates increased 5% reflecting an improved customer and skill mix. USA & Canada contributed 20% to the Company’s revenues in 2005.

UK & Ireland

UK & Ireland’s revenues grew 10%, or 11% in constant currency, to EUR 1,570 in 2005 as temporary hours sold increased 5% and bill rates grew 6%. UK & Ireland generated 9% of the Company’s revenues in 2005.

Japan

In Japan, deregulation combined with the improved economic environment resulted in Japanese revenues growing 10%, or 12% in constant currency, to EUR 1,407 in 2005, mainly due to an increase in temporary hours sold of 15% as bill rates in constant currency remained stable. In 2005, 8% of the Company’s revenues were generated in Japan.

Italy

In Italy revenues grew 7% to EUR 1,051 in 2005. The revenue growth was driven by an increase of 4% in temporary hours sold and an increase in bill rates of 2%. Italy accounted for 6% of the Company’s revenues in 2005.

Iberia

In Iberia, boosted by the 2005 acquisition of Humangroup, temporary hours sold grew 26% resulting in revenue growth of 31% to EUR 889. Excluding the acquisition, Iberia’s revenues increased 8%. In 2005, Iberia contributed 5% to the Company’s revenues.

Benelux

In the Benelux countries, revenues increased by 9% to EUR 857 in 2005 resulting from an increase in temporary hours sold of 10%. The Benelux revenues in 2005 accounted for 5% of the Company’s revenues.

Nordics

Revenue in the Nordic countries grew 34%, and 32% in constant currency, to EUR 559 in 2005 due to an increase in temporary hours sold of 25% and a bill rate growth of 6%.

Germany

Germany achieved revenue growth of 14% to EUR 368 in 2005, reflecting a 16% growth in temporary hours sold and a 3% decrease in bill rates.

Australia & New Zealand

In Australia & New Zealand revenues grew 4% to EUR 437 in 2005, or remained stable in constant currency.

Switzerland

In Switzerland, an increase in temporary hours sold of 12% led to an increase of revenues of 12%, or 13% in constant currency, to EUR 376 in 2005.

Emerging Markets

In the Emerging Markets, revenues grew by 24%, or 20% in constant currency, to EUR 877. Demand was strong, particularly in Eastern Europe & Balkans, Greater China and South East Asia. The Emerging Markets represented 5% of the Company’s revenues in 2005.

Business line performance

The business line breakdown of the revenues is presented below:

	2005	2004	% variance
Revenues (in EUR)			EUR	Constant Currency
Office	4,436	4,235	5	5

Industrial	9,799	9,444	4	4

Total Office & Industrial	14,235	13,679	4	4

Information Technology	1,229	1,090	13	13

Engineering & Technical	772	766	1	1

Finance & Legal	405	336	20	21

Medical & Science	191	166	16	16

Sales, Marketing & Events	379	316	20	21

Human Capital Solutions	215	180	19	20

Total Professional Business Lines	3,191	2,854	12	12

Emerging Markets	877	706	24	20

Adecco Group	18,303	17,239	6	6

Office & Industrial

The Company’s Office & Industrial businesses grew 4% to 14.2 billion in 2005, which represented 78% of the Company’s revenues.

In the Office business, revenue grew 5% in 2005 and growth was strong in Japan, UK & Ireland and the Nordics. In USA & Canada, revenues slightly declined. USA & Canada, the UK & Ireland and Japan generated approximately 70% of the business line’s revenues.

Revenue growth in the Industrial business was 4% in 2005, which reflected the favourable economic environment. There was particularly good demand in Iberia, Italy and Benelux. Revenues in France remained stable while in the USA & Canada revenues slightly declined. France accounted for approximately half of the revenues in the Industrial business.

Information Technology

In Information Technology, the Company increased revenues by 13% compared to 2004 experiencing continued strong demand in the UK & Ireland. In the USA & Canada, revenues slightly increased. These two regions contributed approximately three quarters of the business line’s revenues.

Engineering & Technical

The Company’s Engineering & Technical business line grew revenues by 1% in 2005. Demand in the UK & Ireland compensated for the revenues decrease in the USA & Canada. Approximately three quarters of the business line’s revenues were generated in the USA & Canada and UK & Ireland.

Finance & Legal

In Finance & Legal, the Company achieved revenue growth of 20%, or 21% in constant currency. Demand for finance and legal professionals continued to be strong in the USA & Canada. USA & Canada were responsible for almost 60% of revenues in the business line Finance & Legal.

Medical & Science

Medical & Science grew revenues by 16%, with the strongest revenue growth in the Nordics. France accounted for approximately 60% of the business line’s revenues.

Sales, Marketing & Events

In Sales, Marketing & Events, the Company achieved revenue growth of 20% (21% in constant currency), or 10% when excluding the impact of acquisitions and currency. France, Iberia, and Japan were the main contributors to the business line’s revenues.

Human Capital Solutions

The Company’s Human Capital Solutions revenues grew by 19% (20% in constant currency) and declined 12% when excluding the impact of acquisitions and currency, reflecting the general weak conditions of the outplacement market due to the healthy state of the economy.

Gross profit

Gross profit increased 7% and 8% in constant currency, to EUR 3,086 in 2005. Gross margin improved 20 bps to 16.9% versus 2004.

The gross margin percentages by service line show that the temporary staffing gross margin of 14.7% remained stable from 2004 to 2005. In 2005, permanent placement activity contributed 120 bps to the Company’s gross margin, an increase of 20 bps compared to 2004. The contribution of outplacement to the Company’s gross margin remained stable with 70 bps. Altedia compensated for the continued difficult trading conditions in the outplacement market.

The contributors to the Company’s gross margin by service lines are as follows:

Gross margin contributors by service lines (in %)	2005	2004
– Temporary Staffing	14.7	14.7

– Permanent Placement	1.2	1.0

Temporary Staffing & Permanent Placement	15.9	15.7

Outplacement	0.7	0.7

Other	0.3	0.3

Adecco Group	16.9	16.7

Selling, general and administrative expenses

During 2005, the Company focused on expansion in key markets and, at the same time, maintained an emphasis on cost control: Selling, general and administrative expenses (“SG&A”) decreased as a percentage of revenues by 10 bps to 13.5% in 2005 from 13.6% in 2004. SG&A increased 5%, or 6% in constant currency, to EUR 2,469 in 2005.

In 2004, SG&A costs included additional costs of EUR 83 associated with the 2003 financial reporting delay, including additional audit work, litigation, and investigations, which were incurred in 2004. Excluding the impact of the costs associated with the 2003 financial reporting delay, SG&A increased by 9% and increased as a percentage of revenues by 40 bps from 13.1% in 2004.

Compensation expenses, which comprised 67% of total SG&A, increased to EUR 1,649 in 2005, or 14%. The increase was mainly due to the Company’s expansion of its branch network and the resulting increase in FTE employees. The average branches and the average FTE employees during 2005 increased 9% to 6,110 and 13% to 32,442, respectively. At year-end, the number of branches and FTE employees exceeded 6,200 and 33,000, respectively.

The following table shows the increase in the average FTE employees and the average branches by geographic areas:

	FTE employees			Branches
	2005	2004	% variance	2005	2004	% variance
Geographical breakdown (yearly average)
France	8,306	7,761	7	1,769	1,679	5
USA & Canada	6,403	5,848	9	1,238	1,178	5
UK & Ireland	3,306	2,881	15	550	524	5
Japan	2,219	2,066	7	150	109	38
Italy	1,977	1,942	2	474	467	1
Iberia	2,034	1,399	45	452	339	33
Benelux	1,703	1,534	11	368	362	2
Nordics	931	794	17	184	165	11
Germany	859	719	20	234	177	33
Australia & New Zealand	694	641	8	134	126	7
Switzerland	459	427	8	98	95	3
Emerging Markets	2,980	2,269	31	459	377	22
Corporate	571	398	44

Adecco Group	32,442	28,679	13	6,110	5,598	9

Marketing expenses increased 1% to EUR 93 in 2005. Bad debt expense decreased by EUR 13 to EUR 12 which reflects the positive effects of the continued focus on collections and of improvements in customer operations.

Operating income

Operating income increased 16%, to EUR 614 in 2005. Operating income margin improved 30 bps to 3.4% in 2005 compared to 2004. The costs associated with the 2003 financial reporting delay reduced operating income margin in 2004 by 50 bps. Excluding these costs, operating income in 2004 was EUR 613.

The geographical breakdown of operating income is presented in the following table:

					% variance
	2005	% of revenues	2004	% of revenues	EUR	Constant Currency
Operating income (in EUR)
France	238	3.8	285	4.6	(16)	(16)
USA & Canada	137	3.8	109	3.0	26	25
UK & Ireland	56	3.6	59	4.2	(5)	(4)
Japan	65	4.6	52	4.0	26	29
Italy	53	5.0	63	6.4	(17)	(17)
Iberia	53	5.9	46	6.7	15	15
Benelux	31	3.6	27	3.4	15	15
Nordics	27	4.8	11	2.6	152	139
Germany	34	9.2	30	9.2	13	13
Australia & New Zealand	10	2.4	11	2.7	(10)	(13)
Switzerland	36	9.4	26	7.8	34	36
Emerging Markets	11	1.3	15	2.1	(25)	(21)

Total Operating units	751	4.1	734	4.3	2	2
Costs associated with 2003 financial reporting delay			(83)
Stock-based compensation expense	(11)		(20)
Corporate expenses	(123)		(100)
Amortisation of intangible assets	(3)		(1)

Adecco Group	614	3.4	530	3.1	16	16

France

France’s operating income decreased by 16% to EUR 238 in 2005. Operating margin decreased by 80 bps to 3.8% in 2005 compared to 2004. The acquisition of Altedia and higher permanent placement revenues did not offset the decline in gross margin in the temporary business and the increase in SG&A as a percentage of revenues, reflecting expanded operations and a general increase in wages.

USA & Canada

The USA & Canada further improved the profit situation in 2005 with an increase in operating income of 26%, or 25% in constant currency, to EUR 137 in 2005. Due to the focus on profitable clients, better growth in the higher margin Finance & Legal business line, lower workers compensation charges and lower bad debt provisions, operating margin increased by 80 bps to 3.8% in 2005 compared to 2004.

UK & Ireland

In the UK & Ireland, operating income decreased 5%, or 4% in constant currency, to EUR 56 in 2005. Changes to business and customer mix, in particular the negative trend in the permanent placement business, combined with higher costs, eroded profitability. As a result, operating margin fell to 3.6% in 2005 from 4.2% 2004.

Japan

Operating income for Japan showed a 26%, or 29% in constant currency, increase to EUR 65 in 2005 and operating margin improved 60 bps to 4.6% in 2005 compared to 2004. This is a result of improved gross margin and lower SG&A as a percentage of revenues.

Italy

In Italy, operating income decreased by 17% to EUR 53 in 2005 and operating margin declined by 140 bps to 5.0% compared to 2004. Price pressure, severance payments and increase in bad debt expenses led to lower gross margin as well as higher SG&A as a percentage of revenues.

Iberia

Iberia’s operating income growth was 15% to EUR 53 in 2005 compared to 2004. The decrease in operating margin of 80 bps to 5.9% in 2005 compared to 2004 is a result of the lower operating income margin of Humangroup, which was acquired in 2005.

Benelux

In the Benelux countries, operating income increased by 15% to EUR 31 in 2005. Operating margin showed an improvement of 20 bps to 3.6% in 2005 compared to 2004 mainly due to better cost management.

Nordics

The Nordics achieved a strong operating income growth of 152%, or 139% in constant currency, to EUR 27 in 2005 compared to 2004. In addition to successful gross margin expansion, the Nordics benefited from operating leverage as SG&A as a percentage of revenues decreased, leading to an operating margin improvement of 220 bps to 4.8% in 2005.

Germany

Germany’s operating income increased by 13% to EUR 34 in 2005, which was in line with revenue growth. Operating margin remained stable at 9.2% in 2005 compared to 2004. The decrease in gross margin was fully offset by efficiency improvements.

Australia & New Zealand

In Australia & New Zealand, operating income declined 10%, or 13% in constant currency, to EUR 10. The increase in SG&A could not be compensated by higher gross margin. As a result, operating margin declined by 30 bps to 2.4% in 2005 compared to 2004.

Switzerland

Switzerland achieved an operating income growth of 34%, or 36% in constant currency, to EUR 36 in 2005 compared to 2004. Operating margin showed an improvement of 160 bps to 9.4% in 2006 reflecting both a higher gross margin as well as a decline in SG&A as a percentage of revenues.

Emerging Markets

In the Emerging Markets, operating income decreased by 25%, or 21% in constant currency, to EUR 11. Operating margin declined from 2.1% in 2004 to 1.3% in 2005.

Amortisation of intangible assets

Amortisation of intangible assets increased by EUR 2 to EUR 3 in 2005 compared to EUR 1 in 2004, mainly due to the Altedia and Humangroup acquisitions.

Interest expense

Interest expense decreased by EUR 10 to EUR 52 in 2005 compared to EUR 62 in 2004, mainly due to a reduction in debt occurring primarily during the third quarter, and a change in the debt mix.

Other income / (expenses), net

Other income/(expenses), net, which include interest income, foreign exchange gains and losses, and other non-operating income/(expenses), net, were income of EUR 43 in 2005 compared to income of EUR 8 in 2004. In the fourth quarter 2005, the Company realised a EUR 42 gain on the divestment of a minority holding in PSI. The Company incurred EUR 13 of hedging costs in 2005, which was EUR 7 higher than in 2004.

Provision for income taxes

The provision for income taxes decreased by EUR 24 to EUR 150 in 2005 compared to EUR 174 in 2004. The effective tax rate for the fiscal year 2005 was 25% compared with 36% last year. The main contributing elements supporting this improvement are: the absence of expenses associated with the 2003 financial reporting delay, which received a lower tax benefit; the successful resolution of a number of prior years’ tax audits; and changes in tax legislation. The benefits from these favourable events during 2005 amounted to EUR 32.

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

Other factors impacting results of operations

The performance of the Company can be significantly influenced by, among other things, economic cycles; its ability to attract and retain qualified temporary personnel; governmental regulations; as well as foreign exchange and interest rate risk. For further discussion refer to Item 3 – “Key Information - Risk Factors”. Also see Item 4 – “Information on the Company—Regulation” and Item 5 – “Operating and Financial Review and Prospects - Foreign Currencies and Derivative Financial Instruments”.

Liquidity and Capital Resources

Liquidity is the ability to generate sufficient cash flows from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate financing. Currently, cash needed to finance the Company’s operations is primarily generated through operating activities, bank overdrafts, the existing multicurrency credit facility and, when necessary, the issuance of bonds.

The principal funding requirements of the Company’s business include financing working capital and capital expenditures. Capital expenditures mainly comprise the purchase of computer equipment, capitalised software, and cost of leasehold improvements.

Within the Company’s working capital, trade accounts receivable, net of allowance for doubtful accounts, comprises approximately 76% of total current assets. Accrued salaries and wages, payroll taxes and employee benefits and sales and value added taxes comprise 67% of total current liabilities. Working capital financing needs increase as business grows.

Management believes that the ability to generate cash from operations combined with additional capital resources available are sufficient to support the expansion of existing business activities and to meet short- and medium-term financial commitments. Additionally, the Company may utilise available cash resources to repay debt. For acquisitions, the Company may choose to utilise available cash resources or secure additional financing.

Analysis of cash flow statements

Cash flows from operations are generally derived from receipt of cash from customers less payments to temporary personnel, regulatory authorities, employees, and other operating disbursements. Cash receipts are dependent on general business trends, foreign currency fluctuations, and cash collection trends measured by DSO. DSO varies significantly within the various countries in which the Company has operations, due to the various market practices within these countries. In general, an improvement of DSO reduces the balance of accounts receivable resulting in cash inflows from operating activities. Cash disbursement activity is predominantly associated with scheduled payroll payments to the temporary personnel. Given the nature of these liabilities, the Company has limited flexibility to adjust its disbursement schedule. Also, the timing of cash disbursements differs significantly amongst the various countries.

Year-Ended December 31, 2006 compared with Year-Ended December 31, 2005

Cash and cash equivalents and short-term investments increased by a total of EUR 40 to EUR 888 at the end of 2006. The increase was mainly due to the generation of operating cash flows and the issuance of EUR 700 guaranteed notes, which were substantially offset by the repayment of debt, the cost of the DIS acquisition, payment of dividends, purchase of treasury shares, and capital expenditures.

The following table illustrates the cash from or used in operating, investing and financing activities:

	2006	2005
Summary of cash flows information (in EUR)

Net cash from operating activities of continuing operations	747	298

Net cash from/(used in) investing activities of continuing operations	(308)	(241)

Net cash from/(used in) financing activities of continuing operations	(13)	(478)

Cash flows from operating activities of continuing operations increased by EUR 449 to EUR 747 in 2006 compared to 2005. This increase is primarily attributable to higher net income as well as the increase in accounts payable and accrued expenses exceeding the increase in accounts receivable. DSO decreased to 59 days for the full year 2006 compared to 60 days for the full year 2005.

Cash flows used in investing activities of continuing operations increased by EUR 67 to EUR 308 in 2006 compared to 2005. The Company’s capital expenditures amounted to EUR 85 in 2006 and EUR 68 in 2005. In March 2006, the Company acquired approximately 84% of the outstanding common shares of DIS, a leading supplier of professional staffing services in Germany, for a total purchase price, net of cash acquired, of EUR 552. During 2005, the Company acquired 100% of the total Altedia shares outstanding through an 85% owned subsidiary, for a total purchase price, net of cash acquired, of EUR 91, and 100% of Humangroup for a total purchase price, net of cash acquired, of EUR 57. During 2006, the Company’s net proceeds from short-term investments and available-for-sale securities amounted to EUR 358, whereas during 2005, the Company invested EUR 41, on a net basis.

Cash flows used in financing activities of continuing operations decreased by EUR 465 to EUR 13 in 2006 compared to 2005. The acquisition of DIS was originally financed with a bridge facility of EUR 408 and cash on hand. On April 25, 2006, the Company issued EUR 500 fixed rate guaranteed notes and EUR 200 floating rate guaranteed notes. The proceeds were used to settle the bridge facility and for general purposes. During 2006 and 2005, the Company repaid EUR 517 and EUR 249 of long-term debt, respectively. Further, in 2006 and 2005, dividend payments to shareholders were EUR 120 and EUR 122, respectively. Proceeds from stock option exercises amounted to EUR 43 in 2006 and EUR 9 in 2005. In 2006, the Company acquired 2,455,000 treasury shares for a total consideration of EUR 123. In 2005, the Company acquired 1,500,070 treasury shares for a total of EUR 58.

Year-Ended December 31, 2005 compared with Year-Ended January 2, 2005

Cash and cash equivalents and short-term investments decreased by a total of EUR 355 to EUR 848 at the end of 2005. The decrease was mainly due to the repayment of debt, cost of acquisitions, payment of dividends, purchase of treasury shares, and capital expenditures.

The following table illustrates the cash from or used in operating, investing and financing activities:

	2005	2004
Summary of cash flows information (in EUR)

Net cash from operating activities of continuing operations	298	542

Net cash from/(used in) investing activities of continuing operations	(241)	113

Net cash from/(used in) financing activities of continuing operations	(478)	(407)

In 2005, cash flows from operating activities of continuing operations decreased by EUR 244 compared to 2004. This decrease is primarily attributable to the increase in accounts receivable exceeding the increase in accounts payable and accrued expenses. The additional week in 2004, which affected the timing of cash collections from our clients and timing of payments, had a positive impact on 2004 cash flows but consequently negatively impacted 2005. DSO remained at 60 days for the full year 2005.

The Company’s capital expenditures amounted to EUR 68 in both 2005 and 2004. Additionally, during 2005, the Company made several acquisitions. 100% of the total Altedia shares outstanding was acquired through an 85% owned subsidiary, for a total purchase price, net of cash acquired, of EUR 91 while 100% of Humangroup was acquired for a total purchase price, net of cash acquired, of EUR 57. During 2005, the Company invested EUR 41, on a net basis, in short-term investments whereas in 2004 net proceeds amounted to EUR 110.

During 2005 and 2004, the Company repaid EUR 249 and EUR 336 of long-term debt, respectively. Further, in 2005 and 2004 dividend payments to shareholders were EUR 122 and EUR 86 respectively.

Cash settlements of derivative instruments resulted in a net outflow of EUR 44 in 2005 and a net inflow of EUR 107 in 2004.

Additional capital resources

As of December 31, 2006, the Company’s total capital resources amounted to EUR 4,092, comprising EUR 1,444 in debt and EUR 2,648 in equity, excluding treasury stock. Long-term debt was EUR 1,406 as of December 31, 2006 and EUR 722 as of December 31, 2005 and includes long-term notes and a convertible bond. The borrowings, which are unsubordinated and unsecured, are denominated in Swiss francs and Euros and have maturity dates ranging from 2008 to 2013. During 2006, the Company increased its short and long-term debt including foreign currency effect by EUR 172. The increase is due to the issuance of EUR 500 fixed rate guaranteed notes due April 25, 2013 and EUR 200 floating rate guaranteed notes due April 25, 2008. Interest is paid on the fixed rate notes annually in arrears at a fixed annual rate of 4.5% and on the floating rate notes quarterly in arrears at a rate determined by the three-month EURIBOR plus 23 basis points, which as of December 31, 2006 was 3.8%. The proceeds were used for the refinancing of the DIS acquisition and for general corporate purposes. The increase was partly offset by the repayment of the USD 200 Olsten guaranteed notes and the EUR 400 guaranteed notes in March 2006.

In addition, the Company maintains a multicurrency revolving credit facility issued by a syndicate of banks which permits borrowings up to a maximum of EUR 580. On March 17, 2006, the Company agreed with the syndicate of banks an extension of EUR 577 of the existing EUR 580 multicurrency revolving credit facility from March 2008 through March 2009. The five-year facility is available for general corporate purposes including cash drawings and letters of credit. The interest rate is based on LIBOR, or EURIBOR (for drawings denominated in Euro), plus a margin, which varies depending on the Company’s debt-to-EBITDA ratio. As of December 31, 2006 and December 31, 2005, there were no outstanding borrowings under the credit facility. As of December 31, 2006, the Company had EUR 440 available under the credit facility after utilising EUR 140 in the form of letters of credit.

Furthermore, as of December 31, 2006, the Company had lines of credit, excluding the multicurrency credit facility, amounting to EUR 353, of which EUR 38 was used.

Net debt increased by EUR 132 to EUR 556 as of December 31, 2006. This increase can mainly be attributed to the purchase of DIS combined with dividend payments, the purchase of treasury shares, and capital expenditures offset by operating cash flows of EUR 747. Net debt is defined as short-term and long-term debt, (and off balance sheet debt, to the extent there is any) less cash and cash equivalents and short-term investments. There was no off balance sheet debt as of December 31, 2006 and December, 31, 2005. Net debt is reconciled to the most comparable financial measures calculated in accordance with U.S. GAAP. For further details see Item 5 - “Operating and Financial Review and Prospects Introduction – Non-U.S. GAAP information and financial measures”.

Under the terms of the various short and long-term credit agreements, the Company is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 31, 2006, the Company was in compliance with all financial covenants.

For further details regarding financing arrangements see Note 8 to the consolidated financial statements.

The Company manages its cash position to ensure that contractual commitments are met and reviews cash positions against existing obligations and budgeted cash expenditures. The Company’s policy is to invest excess funds primarily in investments with maturities of 12 months or less, and in money market and fixed income funds with sound credit ratings, limited market risk and high liquidity. The Company’s current cash and cash equivalents and short-term investments are invested primarily within Europe, with 20% invested in Switzerland and 66% invested in other European countries. In most cases, there are no restrictions on the transferability of these funds among entities within the Company. See Note 4 to the consolidated financial statements for a further discussion of short-term investments.

Contractual Obligations

The Company’s contractual obligations are presented in the following table:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Payments due by period (in EUR)
Short-term debt obligations	38	38

Long-term debt obligations	1,406		322		1,084	[1]

Interest on long-term debt obligations	247	38	57	46	106

Operating leases	548	155	215	125	53

Purchase and service contractual obligations	82	25	36	21

Total	2,321	256	630	192	1,243

(1)

Assumes that the put and call options are not exercised and that share conversion does not occur (refer to section “Guaranteed zero-coupon convertible bond” in Note 8 to the consolidated financial statements for further details)

Short-term debt obligations consist of bank overdrafts and borrowings outstanding under the lines of credit. Long-term debt obligations consist primarily of CHF 900 convertible debt and EUR 500 fixed rate notes, both due in 2013 as well as EUR 200 floating rate notes and EUR 122 guaranteed notes, both due in 2008. These debt instruments were issued in part for acquisitions, to refinance existing debt, optimise available interest rates, and increase the flexibility of cash management.

Future minimum rental commitments under non-cancellable leases comprise the majority of the operating lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations. Operating leases are employed by the Company to maintain the flexible nature of the branch network.

As of December 31, 2006, the Company had future purchase and service contractual obligations of approximately EUR 82 over the next five years, primarily related to IT development and maintenance agreements, earn-out agreements related to acquisitions, marketing sponsorship agreements, equipment purchase agreements, and other vendor commitments.

Additional funding requirements

The Company plans to invest approximately EUR 100 in property, equipment, and leasehold improvements for existing operations including planned branch openings in 2007.

Further planned cash outflows include distribution of dividends for 2006 in the amount of CHF 1.20 per share to shareholders of record on the date of payment. The maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 184,836,462 and conditional shares of 20,029,143 is CHF 246. Payment of dividends is subject to approval by the Annual General Meeting of Shareholders.

The Company has entered into certain guarantee contracts and standby letters of credit that total EUR 822, including the letters of credit issued under the multicurrency revolving credit facility (EUR 140). The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers’ compensation in the U.S. If the Company is not able to obtain and maintain letters of credit and/or guarantees from third parties then the Company would be required to collateralise its obligations with cash. Due to the nature of these arrangements and historical experience, the Company does not expect to be required to collateralise its obligations with cash.

Credit ratings

The Company’s most current credit rating from Moody’s is Baa2 with stable outlook and from Standard & Poor’s is BBB– with positive outlook. Both ratings are investment grade.

Currency

The financial results of foreign subsidiaries are translated into Euro, which the Company adopted as its reporting currency in 2003 in recognition of the significance of the Euro to the Company’s operations. In 2006, 53% of total revenues were generated in the Euro zone. Amounts shown in the consolidated statements of operations and consolidated statements of cash flows are translated using average exchange rates for the period. In 2006, the average exchange rate for the U.S. dollar, British pound, and Norwegian krone, which comprised 17%, 9%, and 2% of total revenues, respectively, were unchanged, and the Japanese yen, Swiss franc, and Australian dollar, which comprised 7%, 2%, and 2% of total revenues, respectively, weakened against the Euro. In contrast, the average exchange rate for the Canadian dollar, which comprised 2% of total revenues, strengthened against the Euro. With the exception of the British pound, the year-end currency exchange rates for the main currencies used in translating the Company’s consolidated balance sheets, including the U.S. dollar, Japanese yen, Norwegian krone, Swiss franc, Australian dollar, and Canadian dollar weakened against the Euro. For further discussion, see Item 11 - “Quantitative and Qualitative Disclosures about Market Risk”.

Financial risk management - Foreign currency and derivative financial instruments

The Company is exposed to market risk, primarily related to foreign exchange, interest rates, and equity market risk. Except for the equity market risk, these exposures are actively managed by the Company in accordance with written policies approved by the Board of Directors. The Company’s objective is to minimise, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Company’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures in the absence of natural hedges. For further discussion, see Item 11 - “Quantitative and Qualitative Disclosures about Market Risk”.

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

Given the global nature of the Company’s business, the Company is exposed to foreign exchange movements, primarily in the currencies of the U.S., the U.K., Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Company enters into various contracts, such as foreign currency forward contracts and cross-currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets, equity, and commitments.

Income Taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits in different tax jurisdictions and covering multiple years. Ultimate outcomes of these audits could, in a future period, have a significant impact on cash flows.

Based upon currently available information, the Company is not able to determine if it is reasonably possible that the final outcome of tax audits will result in a materially different outcome than that assumed in its tax reserves.

Research and Development

The Company’s research and development efforts are concentrated on developing and updating its training systems and employee selection programs. Expenditures for research and development are not material.

Off Balance Sheet Arrangements

As of December 31, 2006, December 31, 2005 and January 2, 2005, there were no off balance sheet arrangements.

Critical Accounting Policies, Judgements and Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Company has established a review process to monitor the application of new accounting policies and the appropriateness of estimates. Changes in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements or are material to the Company’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors and the Audit Committee. The Company’s significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

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

On a routine basis, governmental agencies in some of the countries in which the Company operates will audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people employed, and the complexity of some payroll tax regulations, the Company may be required to make some adjustments to the payroll tax remittances as a result of these audits. We make an estimate of the additional remittances that may be required and record the estimate as a component of direct costs of services or SG&A, as appropriate. The estimate is based on the results of past audits, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that actual experience differs from the estimates, the Company will increase or decrease the reserve balance.

The French government has instituted various social programmes, the adoption of which results in the recognition of a lower social security charge. The Company establishes provisions to cover the risk of non-compliance with these programmes as well as for other French social security related risks. These provisions are adjusted periodically for the results of audits by local authorities and the expiration of statutes of limitations. Expenses are included in direct costs of services, as well as in SG&A.

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

Allowance for doubtful accounts

The Company makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing percentages, based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. In the event that recent history and trends indicate that a smaller or larger allowance is appropriate, the Company would record a credit or charge to SG&A during the period in which such determination was made. Since the Company cannot predict with certainty future changes in the financial stability of its customers, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. As of December 31, 2006, December 31, 2005 and January 2, 2005 the Company had recorded an allowance for doubtful accounts of EUR 122, EUR 126 and EUR 135, respectively. Bad debt expense of EUR 22, EUR 12 and EUR 25 was recorded in 2006, 2005 and 2004, respectively.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when management believes that the realisation is more unlikely than not. While management believes that its judgements and estimations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

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

Impairment of goodwill and indefinite-lived intangibles

The carrying value of goodwill and indefinite-lived intangibles is reviewed annually for impairment at a reporting unit level. The annual impairment test is performed during the fourth quarter based on financial information as of October 31. In interim periods, an impairment test will be performed in the instance that an event occurs or there is a change in circumstances which would indicate that the carrying value of goodwill or indefinite-lived intangibles may be impaired.

In step one of the goodwill impairment test, goodwill of the reporting units is tested for impairment by comparing the carrying value of each reporting unit with the reporting unit’s fair value as determined using a combination of comparable market multiples, additional market information, and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a standalone basis. The fair value of the reporting unit’s assets and liabilities is then compared with the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income. In 2006, 2005 and 2004, no goodwill impairment loss was recognised.

Indefinite-lived intangible assets are tested by comparing the fair value of the asset to the carrying value of the asset. In the event that the carrying value exceeds the fair value, an impairment loss is recorded in operating income. In 2006, 2005 and 2004, no impairment loss for indefinite-lived intangible assets was recognised.

Determining the fair value of a reporting unit and, if necessary, its assets (including indefinite-lived intangible assets) and liabilities requires that the Company make certain estimates and judgements about assumptions which include expected revenue growth rates, profit margins, working capital levels, discount rates, and capital expenditures. Estimates and assumptions are based on historical and forecasted operational performance and consider external market and industry data.

Differences between the estimates used by management in its assessment and the Company’s actual performance, as well as market and industry developments, changes in the business strategy that may lead to reorganisation of reporting units and the disposal of businesses could all result in an impairment of goodwill and indefinite lived intangible assets.

Contingencies

In the ordinary course of business conducted around the world, the Company faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses these risks based on information available and assessments from external professionals.

As discussed in Note 17 to the consolidated financial statements, the Company is currently involved in various claims and legal proceedings, including securities class action lawsuits in the U.S. and an antitrust investigation in France. Periodically, the status of each significant loss contingency is reviewed to assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, an accrued liability for the estimated loss is recorded. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the potential liability related to pending claims and litigation is reassessed and, if required, estimates are revised. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial position.

New accounting standards

See Note 1 to the consolidated financial statements for information on new accounting standards.

Item 6.	DIRECTORS, EXECUTIVE COMMITTEE AND EMPLOYEES

Directors and Executive Committee

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

The Board of Directors holds the ultimate decision-making authority of Adecco S.A. for all matters except those reserved by law or the Articles of Incorporation to the shareholders. It determines the overall strategy of the Company and supervises the Executive Committee of the Company.

The members of the Board of Directors as of the date of this Annual Report are as follows:

Jakob Baer (1944)

•

Member of the Board of Directors, Chairman of the Audit Committee, and member of the Corporate Governance Committee (all since October 1, 2004); term of office ends on the day of the General Meeting of Shareholders 2007.

•	Swiss nationality.

•	Graduated Dr. iur. from the University of Bern, Switzerland.

•

Mr. Baer was a member of the KPMG Switzerland executive team from 1992 until 1994, from then until September 30, 2004, KPMG Switzerland’s Chief Executive and a member of KPMG’s European and International Leadership Board. Non-executive Board member of Swiss Re1, Rieter Holding AG1 , Allreal Holding AG1, Emmentalische Mobiliar-Versicherungs-Gesellschaft, and of IFBC, Integrated Financial Business Consulting AG, all Switzerland. Mr. Baer is Counsel at Niederer Kraft & Frey, attorneys at law, Zurich, Switzerland.

Jürgen Dormann (1940)

•

Vice-Chairman of the Board of Directors since November 2005, member of the Board of Directors since June 2004, and member of the Nomination & Compensation Committee from June 2004 until May 2006; term of office ends on the day of the General Meeting of Shareholders 2007.

•	German nationality.

•	Masters degree in Economics from the University of Heidelberg, Germany.

•

Mr. Dormann held a series of positions with Hoechst AG and held the position of Chief Executive Officer from 1994 until 1999. In 1999, Mr. Dormann was appointed Chairman of the Management Board of Aventis and in May 2002, was elected Chairman of the Supervisory Board of Aventis. With the creation of Sanofi-Aventis in 2004 he was elected Vice-Chairman of Sanofi-Aventis[1]. A member of the Board of ABB Ltd.[1], Switzerland, since 1998, he became ABB’s Chairman of the Board in 2001 and served as Chief Executive Officer from 2002 to 2004. Mr. Dormann is a member of the Board of Directors of IBM[1], USA, and of BG Group[1], UK.

Andreas Jacobs (1963)

•	Member of the Board of Directors and member of the Nomination & Compensation Committee, both since May 2006; term of office ends on the day of the General Meeting of Shareholders 2007.

•	German nationality.

•	Son of Klaus J. Jacobs, Chairman of the Board of Directors.

•	Graduated Dr. iur. from University Freiburg i. Br., Germany, and MBA from INSEAD, Fontainebleau, France.

•

Mr. Jacobs is serving as Executive Chairman of Jacobs Holding AG, Switzerland, Chairman of Barry Callebaut AG1, Switzerland, Vice Chairman of Infront Sports & Media AG, Switzerland, Chairman of Minibar AG, Switzerland, Chairman of Focam AG, Germany, Chairman of Maine Chance Farms Pty Ltd., South Africa.

Klaus J. Jacobs (1936) 2

•

Chairman of the Board of Directors since November 2005, Chief Executive Officer from November 2005 until July 2006, member and Co-Chairman of the Board of Directors from June 2004 until November 2005; term of office ends on the day of the General Meeting of Shareholders 2007.

•	Swiss nationality.

•	Dr. h.c. from the University of Basel, Switzerland.

•	Chairman of Adia from 1992 to 1996, member and Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

•	Board memberships: Member of the Board of Jacobs Foundation.

•	Member of the World Scout Foundation, co-founder and member of the National Park of Hohe Tauern.

Philippe Marcel (1953)

•	Member of the Board of Directors since April 2002; term of office ends on the day of the General Meeting of Shareholders 2007.

•	French nationality.

•	Graduated from EM Lyon (Ecole de Management) in France.

•

As a member of the Board of Directors, Mr. Marcel performed executive functions until September 2004. Until his appointment to the Board of Directors in 2002, he was a member of the Senior Management team of the Company. In the Executive Committee, Mr. Marcel was Zone Manager for France, Morocco, and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

•	Board memberships: Adecco Holding France (Chairman), April Group[1], France (member), GL Events[1], France (member), EM Lyon (Ecole de Management) in France, (Chairman).

Francis Mer (1939)

•

Member of the Board of Directors, Chairman of the Corporate Governance Committee, and member of the Nomination & Compensation Committee (all since June 2004); member of the Audit Committee since May 2006; term of office ends on the day of the General Meeting of Shareholders 2007.

•	French nationality.

•	Graduated from the Ecole Polytechnique; Commandeur de la Légion d’Honneur.

•	Mr. Mer joined St. Gobain Group in 1970 and was appointed Chairman and Chief Executive Officer of Pont-au-Mousson S.A. in 1982.

•

Chairman of the steel group Usinor Sacilor from 1986 until 2002 and Chairman of Eurofer from 1990 until 1997. Co-Chairman of the Board of Arcelor[1] in 2002. From 1997 to 1998, Chairman of the International Iron and Steel Institute.

•	Board memberships: Alstom S.A.[1], France (2005 to June 2006), Inco Ltd.[1], Canada (2005 to October 2006), Rhodia SA1, France from 2004, Safran SA1, France, Chairman of the Board (since January 2007).

•	French Minister of Economy, Finance and Industry from May 2002 until March 2004.

•	Fondation pour l’Innovation Politique, France, Member of the Supervisory Board.

Thomas O’Neill (1945)

•

Member of the Board of Directors and member of the Audit Committee (both since June 2004), and member of the Corporate Governance Committee (since May 2006); term of office ends on the day of the General Meeting of Shareholders 2007.

•	Canadian nationality.

•

Graduated from Queen’s University in Kingston, Canada, with a Bachelor of Commerce degree in 1967 and received his Chartered Accountant designation in 1970, FCA designation in 1987. Honorary LLD from Queen’s University Kingston, Canada, in 2005.

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

David Prince (1951)

•

Member of the Board of Directors since June 2004, member of the Audit Committee (June 2004 to April 2006), and member of the Corporate Governance Committee (June 2004 to May 2006); term of office ends on the day of the General Meeting of Shareholders 2007.

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

•

Board memberships: Member of the Board of Directors and Chairman of the Audit Committee for ARK Therapeutics[1], U.K. Member of the Board of Directors of SmarTone Telecommunications Holdings Ltd.[1], Hong Kong.

Peter V. Ueberroth (1937)

•	Member of the Board of Directors and Chairman of the Nomination & Compensation Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2007.

•	U.S. nationality.

•	Graduated from San Jose University, California. Awarded the French Légion d’Honneur and received the Olympic Order-Gold from the International Olympic Committee.

•	In 1962, founded First Travel Corporation.

•	From 1980 to 1984, Mr. Ueberroth served as President of the Los Angeles Olympic Organizing Committee (LAOOC).

•	He served as the sixth Commissioner of Major League Baseball from 1984 to 1989.

•	Mr. Ueberroth served as Co-Chairman of Doubletree Corporation from 1993 to 2000 and since 1999 has served as owner and Co-Chairman of the Pebble Beach Company.

•	Since 1990, he has acted as the Managing Director of Contrarian Group, Inc. (investments in small and medium-size companies, taking management roles and providing strategic guidance).

•	Board memberships: Member of the Board of Directors of The Coca-Cola Company[1], USA, of Hilton Hotels Corporation[1], USA, and of Ambassadors International (AMIE)[1], USA.

•	Chairman 2005 United States Olympic Committee.

[1]	Listed company
[2]	Executive member of the Board of Directors until July 2006

The members of Executive Committee of the Company as of December 31, 2006, as well as those who joined through the date of this Annual Report, are as follows:

Dieter Scheiff (1952)

•	Chief Executive Officer since August 2006.

•	German nationality.

•	Graduated from the University of Applied Sciences (Fachhochschule) Aachen in Business Administration.

•

Previously with DIS, Mr. Scheiff served for five years, whereof four as CEO of the company. Between 1998 and 2001, Mr. Scheiff worked in senior positions with Johnson and Johnson Cordis becoming their Vice President Europe in 2001. Prior to 1998, Mr. Scheiff worked for 11 years with 3M assuming various sales and marketing roles.

Dominik de Daniel (1975)

•	Chief Financial Officer since April 2006.

•	German nationality.

•	Mr. de Daniel was a trainee as banker at Deutsche Bank AG before completing vocational studies in banking and business administration at the Bankakademie.

•

Mr. de Daniel held the function of CFO of DIS from 2002 until March 2006. Before joining DIS, Mr. de Daniel was a senior analyst at Deutsche Bank AG for temporary employment companies and consumer good manufacturers.

François Davy (1956)

•	General Manager France since January 2007.

•	French nationality.

•	Holds an Executive MBA from Insead, France, and a Diploma in Food Engineering at ENITIAA Nantes, France.

•

Sales and Marketing Director of the Mail Division of La Poste, France from 2005 to 2006. From 2000 to 2005, Vice President Mergers and Acquisitions, Vice President Global Accounts, Vice President for Southern Europe and Country Manager France of Motorola; from 1996 to 2000 Managing Director of Cadbury Schweppes France; from 1987 to 1996, at Danone Group, France; from 1978 to 1987, at Bel Group, France.

Ray Roe (1945), until February 28, 2007

•	General Manager USA & Canada.

•	U.S. nationality.

•	Bachelor of Science degree from the United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, USA.

•

From 2002 until January 2005, President of the Ajilon Professional division. In January 2004, appointed as Chief Operating Officer of the Company’s North American operations (Zone Manager North America), then comprising the Adecco Staffing, Ajilon Professional, and LHH Career Services divisions. From 1998 to 2002, Chief Operating Officer, Adecco Asia Pacific. From 1996 to 1998, Chief Operating Officer of LHH Career Services division. From 1993 to 1995, various executive functions in the USA LHH Career Services division.

•	Mr. Roe commenced his career with the U.S. Army, retiring as a Brigadier General in 1993 after 26 years. He is a Board member of JAG – Jobs for America’s Graduates.

René Schuster (1961)

•	General Manager UK & Ireland since October 2006.

•	U.S. and German nationality.

•	Holds a Masters and Bachelor degree in Electrical Engineering from San Diego State University, USA, and holds a Masters degree in Business Administration from the University of La Verne, USA.

•

From April 2005 to October 2006, Global Director of the enterprise business at Vodafone Group, Senior Vice President and General Manager of Hewlett-Packard from January 1999 to January 2004, and Chief Executive of Compaq UK and Ireland.

Theron I (Tig) Gilliam Jr (1964)

•	Country Manager, Adecco USA & Canada, since March 2007.

•	U.S. nationality.

•	Mr. Gilliam holds an MBA from Columbia University, USA and an MS in Systems Engineering from the University of Virginia’s School of Engineering and Applied Sciences, USA.

•

He joined the Adecco Group in March 2007 as Country Manager of the USA & Canada. Prior to this, Global Supply Chain Management Leader and Consumer Products Industry Leader for Global Business Services at IBM. Before 2002, Partner with Price Waterhouse and PricewaterhouseCoopers Consulting for 15 years.

Jean-Manuel Bullukian (1964)

•	Head of Global Business Line Adecco Engineering & Technical and Head of Global Business Line Adecco Information Technology since January 2006. Chief Information Officer January to December 2006.

•	President and Chief Operating Officer of the Ajilon Professional division January to December 2005.

•	French nationality.

•	Holds a Masters degree in Business Administration from ESSEC, France.

•	From 2002 to 2004, Global Head of Transformation Consulting Capgemini; from 2001 to 2002, European Head of Supply Chain Capgemini.

Jim Fredholm (1952), until January 31, 2007

•	Head of Global Business Line Adecco Finance & Legal since January 2006.

•	Chief Financial Officer of the Company from June 2004 to March 2006.

•	U.S. nationality.

•	Graduated from the University of Texas in the USA with a Bachelor of Business Administration in Accounting and Finance. U.S. Certified Public Accountant (CPA) since 1981.

•

Previously with Deutsche Post World Net (“DPWN”), Mr. Fredholm served for seven years, most recently as Managing Director of the STAR Programme, and Global Integration Officer of DHL. Chief Financial Officer of the Swiss listed global logistics group DANZAS from 1997 until 2002. Between 1987 and 1997, Mr. Fredholm worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield. Prior to 1987, Mr. Fredholm worked in the high-tech industry in several international finance roles based in Germany, the U.K. and the USA.

Ekkehard Kuppel (1962)

•	Head of Global Business Line Adecco Human Capital Solutions since January 2006.

•	President and Chief Operating Officer of LHH Career Services division from February to December 2005.

•	German nationality.

•	Dr. oec. (University of St. Gallen), DEA (Paris Dauphine), Masters in Engineering (University of Karlsruhe).

•

From 2002 to 2004, Managing Director KJ Jacobs AG, Zurich (now Jacobs Holding AG); from 2000 to 2002, CEO 20 Minuten Holding, Zurich; and from 1992 to 2000, Principal at McKinsey & Company, Buenos Aires and Munich.

Thomas Flatt (1967), until March 31, 2007

•	Chief Human Resources Officer since October 2004 and Head of Global Business Line Adecco Medical & Science since January 2006.

•	Swiss nationality.

•	Graduated in Medicine at University of Basel (Switzerland), Doctorate in medical computer sciences, MBA from INSEAD (Fontainebleau, France).

•

Resident in surgery department in two Swiss hospitals 1991 to 1995; Project Manager at the Boston Consulting Group 1995 to 2000; various senior management positions with Swisscom, member of Group Executive Committee 2000 to 2003.

•	Currently member of the board of directors of Abraxas AG, Switzerland, President of Swiss ICT (Swiss IT association).

Jan-Pieter Gommers (1966)

•	Head of Global Business Line Adecco Sales, Marketing & Events since January 2006.

•	Dutch nationality.

•	Has a certified diploma in Marketing from the Dutch Institute of Marketing and in Communication.

•	From 1988 to 1997, with 3M in various marketing functions.

•

From 1997 to 2000, Randstad Work Solutions: Responsible for marketing and business development of the professional business division Europe. From 2000 to 2004, acting as an independent consultant. With Adecco since 2004 as sales and marketing director for Adecco Netherlands.

François-Xavier Quilici (1962)

•	Group Chief Information Officer since January 2007.

•	French nationality.

•	Holds a Masters degree in Financial Planning (IAE) and a Bachelor degree in Engineering: National School of Applied Engineering Sciences (INSA Lyon, France).

•

Mr. Quilici worked with AXA for 15 years: From 2002 to 2006, Group Chief Information Officer and member of the Executive Committee at AXA UK & Ireland; from 1998 to 2001 CIO and Executive Committee member at AXA Seguros (Spain); from 1996 to 1997 Vice President Information Systems Strategy at AXA GITO (France); from 1992 to 1995, CIO at AXA Assicurazioni (Italy). Senior Consultant from 1990 to 1991 at CPC Consulting in France; Project Manager at PRO BTP from 1986 to 1990.

Gonzalo Fernández-Castro (1973)

•	Chief Marketing & Business Development Officer since January 2006.

•	Chief Marketing Officer from March to December 2005.

•	Chief of Staff from July 2004 to March 2005.

•	Argentinean nationality.

•	MBA Harvard Business School, USA; Industrial Engineer Institute of Technology, Buenos Aires, Argentina.

•	Previously with KJ Jacobs AG (now Jacobs Holding AG), Zurich, Switzerland, as Investment Manager overseeing their equity participation in Adecco from 2002 to 2004.

•	Founding partner of LID Group (Venture Capital) in Argentina and Brazil from 1999 to 2001, and consultant at McKinsey & Company from1997 to 1999.

Neil Lebovits (1963)

•	Head Global Business Line Finance & Legal since February 2007.

•	U.S. nationality.

•	Bachelor of Science (Accounting) Penn State University, USA, Graduate Stanford Executive Program 2006, USA.

•	U.S. Certified Public Accountant (CPA).

•

President and Chief Operating Officer of Ajilon Professional Staffing in North America from 2001 to February 2007. Ajilon Branch Vice President from 1991 to 2001. He started his career as an auditor with Ernst & Young.

Christian Vasino (1972)

•	Chief HR Officer since April 2007.

•	Italian nationality.

•	Holds a degree in law from the University Turin (Italy) and commenced his career as a lawyer.

•	Mr. Vasino joined Adecco in December 2003 as Director of Human Resources Adecco Italy. In May 2005, he became Vice President Human Resources of the Adecco Group.

•	From 2001 to 2003, Director of Human Resources Irisbus Italy (IVECO Group), from 1998 to 2001, various management functions in Human Resources.

Changes to the Executive Committee

As per end of December 2006, the Executive Committee of the Company consisted of the following individuals: Dieter Scheiff, Dominik de Daniel, Jean-Manuel Bullukian, Jim Fredholm, Ekkehard Kuppel, Thomas Flatt, Jan-Pieter Gommers, Gonzalo Fernández-Castro, Ray Roe, René Schuster, and Gilles Quinnez.

Compensation

The Company’s compensation philosophy seeks to recognise and reward performance. Taking into consideration both individual and business unit contributions, the programmes are designed to attract, retain, motivate, and reward employees in order to achieve the Company’s financial and strategic objectives and also to ensure that the total compensation opportunity is internally equitable and externally competitive.

The compensation of the employees of the Company is authorised by the responsible members of the Executive Committee. A few country managers who are not part of the Executive Committee participate in the short- and long-term incentives of the Executive Committee.

The compensation of the Executive Committee is authorised by the full Board of Directors, after recommendation by the NCC. The Company’s compensation programme for the Executive Committee (and certain country managers and members of the Board of Directors) includes the following five key components:

•	base salary;

•	short-term incentives (yearly Economic Value Added growth bonus plan and yearly share-linked bonus plan);

•	long-term incentive (loyalty bonus plan);

•	social charges, usual pension plan contributions, and fringe benefits; and

•	transitional arrangements (special conditions for assignments abroad).

No options under the Adecco and Olsten stock option plans or shares were granted to the Executive Committee in 2006 and no special pension arrangement/contributions have been made to members of the Executive Committee.

Base salary: The annual base salary represents payment for normal job performance and is determined based on local market conditions and the practices of the industry. It is the intention to pay a base salary that is in line with the market.

Short-term incentive: Annual bonuses are an integral part of the target compensation and are based on pre-defined objectives. The current plans reward yearly growth of Economic Value Added and share price appreciation.

•

The yearly Economic Value Added growth bonus plan requires a growth of either the Company, the relevant Business Line, or country (for 2006: the Company or country only), applying a progressive payout curve. The actual bonus is calculated by multiplying the yearly growth in percentage by a factor of 2 (for economic profit growth below 15%, this is applicable only to Group CEO and CFO) or 3 (for a growth from 15% to 29.99% growth) or a factor 4 (growth of 30% and more) multiplying the bonus base amount times an adjustment factor related to compliance. Payments take place once a year with regular bonus payments. The yearly bonus is paid at the beginning of the following fiscal year.

•

The yearly share linked bonus plan rewards the annual share price appreciation against a predefined basis over three years (baseline for the 2006 – 2008 plan is CHF 60). The payout curve is progressive. The actual bonus is calculated by multiplying the bonus base amount times the share price growth against the share price baseline by a factor of 1 (to 10% growth), 2 (from 10% to 19.99% growth), 3 (from 20% to 29.99% growth) or 4 (growth of 30% and more). The yearly bonus is paid at the beginning of the following fiscal year.

Long-term incentive: The objective of long-term incentive programmes is to promote loyalty and reward excellence over a defined period. If the respective member of the Executive Committee remains (neither the Company nor respective member having given notice; in the case of fixed term contracts, no breach of contract by the employee having occurred) with the Company on December 31st of the third year after enrolment into the plan the participant is entitled to receive an amount equal to the sum of all bonus payments received during the past three years under the yearly Economic Value Added growth bonus plan and the yearly share linked bonus plan.

Social charges, pension plan contributions, and fringe benefits: Payments and contributions are based on local regulations, market conditions, and the practices of the industry.

In previous years, a stock option based plan was utilised. The last stock option grant occurred in 2004. All stock options granted will remain outstanding until the earlier of exercise or expiry.

All financial amounts presented in this section are stated in EUR units unless otherwise indicated.

The total of all compensation conferred during the fiscal year 2006 to the Executive Committee amounted to EUR 18.6 million. This amount includes honorariums (fees), salaries, credits, bonuses, and benefits in kind (according to market value at time of conferral). The amount conferred to the members of the Board of Directors amounted to EUR 5.0 million.

Individual compensation and shareholding are presented in the table below.

in EUR (except shares) Name and position	Compensation period in 2006	Base salary	Yearly bonus	Loyalty bonus[1]		Other		Total conferred	Shareholding as of 31.12.2006
Members of the Board of Directors
Klaus J. Jacobs Chairman Chairman & CEO	since Aug. 2006 until July 2006							—	7,100,000	[2]

Jürgen Dormann Vice Chairman	since Jan. 2006	508,736	1,154,587	1,154,587	[3]			2,817,910	6,801

Jakob Baer	since Jan. 2006	286,164						286,164	2,501

Andreas Jacobs	since May 2006	111,286						111,286	1	[4]

Philippe Marcel	since Jan. 2006	394,395				8,152		402,547	136,950	[5]

Francis Mer	since Jan. 2006	286,164						286,164	1

Thomas O’Neill	since Jan. 2006	190,776						190,776	2,001

David Prince	since Jan. 2006	190,776				439,014	[6]	629,790	1

Peter V. Ueberroth	since Jan. 2006	286,164						286,164	1

Philippe Foriel-Destezet	until May 2006							—	—	[7]

[1]	Bonuses conferred and accrued for 2006 under the loyalty bonus plan, payable in 2009, subject to continued function with the Adecco Group throughout December 31, 2008.
[2]	Shares are included in the total shares held by a group to which Klaus J. Jacobs is a member. For further details see Item 7 “Major Shareholders and Related Party Transactions”.
[3]	Payable after December 31, 2008, subject to Mr. Dormann being a Board member at that point in time.
[4]	See Item 7 “Major Shareholders and Related Party Transactions” regarding shares held by a group to which Andreas Jacobs is a member.
[5]

Of which 79,080 were held by members of Philippe Marcel’s family and 15,420 were held by an investment company to which Philippe Marcel has a 50% ownership and parties related to Philippe Marcel participate as well.

[6]	Consultancy honorarium.
[7]	See Item 7 “Major Shareholders and Related Party Transactions” regarding shares held by Akila Finance S.A., Luxembourg, which is controlled by Philippe Foriel-Destezet.

in EUR (except shares) Name and position	Compensation period in 2006	Base salary	Yearly bonus	Loyalty bonus[1]		Other	Total conferred	Shareholding as of 31.12.2006

Members of the Executive Committee
Dieter Scheiff CEO [2]	since Aug. 2006[3]	412,897	2,269,667	2,269,667	[4]		4,952,231	—

Dominik de Daniel CFO [2]	since Apr. 2006 [5]	375,829	1,234,833	1,134,833	[4]		2,745,495	3,000

Jim Fredholm Head Finance & Legal Business Line	since Jan. 2006	464,222	794,383			16,531	1,275,136	111

Jean-Manuel Bullukian Chief Information Officer, Head Engineering & Technical Business Line, Head Information Technology Business Line	since Jan. 2006	366,290	794,383	794,383		10,812	1,965,868	—

Thomas Flatt Chief Human Resources Officer, Head Medical & Science Business Line	since Jan. 2006	316,688	794,383			12,973	1,124,044	—

Jan-Pieter Gommers Head of Sales, Marketing & Events Business Line	since Jan. 2006	199,361	813,588	794,383		59,198	1,866,530	—

Ekkehard Kuppel Head Human Capital Solutions Business Line	since Jan. 2006[6]	337,038	794,383	794,383	[4]	76,642	2,002,446	—

Gonzalo Fernández-Castro Chief Marketing & Business Development Officer	since Jan. 2006	217,485	794,383	794,383		12,973	1,819,224	—

Gilles Quinnez [2,7]	until Dec. 2006	80,000	162,895			8,871	251,766	2,375

Ray Roe [2,7,8]		104,949	237,930			28,868	371,747	50

René Schuster [7,9]		125,000	100,000			24,238	249,238	—

[1]	Bonuses conferred and accrued for 2006 under the loyalty bonus plan, payable in 2009, subject to continued function with the Adecco Group throughout December 31, 2008.
[2]

Compensation received in the fiscal year 2006 for activities as member of the Executive Committee only, i.e. excluding compensation received in relation to other positions prior to, or after such activity as member of the Executive Committee.

[3]	Fixed term contract ending on June 30, 2011.
[4]	Payable after December 31, 2008, subject to no breach of employment contract by employee up to this point in time.
[5]	Fixed term contract ending on December 31, 2010.
[6]	Fixed term contract ending on December 31, 2008.
[7]	Member of the Executive Committee since October 2006.
[8]	Severance payment of USD 1 million (approx. EUR 0.8 million) due in case of termination of the employment contract.
[9]	Severance payment of EUR 1 million due in case of termination of the employment contract by employer.

Bonus payments due in 2007 for the fiscal year 2006 or due in 2009, respectively, are included and have been calculated based on an estimate of the actual targets achieved. Not included are bonus payments due for 2005 but made during 2006. Those individuals mentioned in the above table, to the extent they were members of Board or of the Senior Management in 2005 (now the Executive Committee), received bonus payments in 2006, related to 2005, in the total amount of EUR 1.1 million.

In 2006, no Adecco S.A. shares were allocated to members of governing bodies.

Swiss law requires the Company to disclose the highest total sum of compensation and stock option allotments conferred to a member of the Board. The highest total sum of compensation conferred to a member of the Board of Directors during 2006 amounted to EUR 2.8 million. Neither shares nor stock options were allotted to members of the Board of Directors during 2006.

In 2006, compensation payments in the total amount of EUR 5.5 million were made to four former executive members of governing bodies. No compensation payments were made to former non-executive members of governing bodies.

David Prince, a member of the Board of Directors, has received consultancy honorariums in the amount of approximately EUR 0.4 million for services performed in 2006. These fees are included under “other” in the table above.

As of December 31, 2006, two members of the Executive Committee, Ray Roe and René Schuster, will receive USD 1 million (approx. EUR 0.8 million) and EUR 1 million, respectively, in case of termination of their employment contract by the Company (in the case of Ray Roe termination of the employment contract by any party). Furthermore, as of the day of this Annual Report, two other members of the Executive Committee, Tig Gilliam and François Davy, are promised USD 1 million (approx. EUR 0.8 million), and EUR 1.5 million respectively, in case of termination of the employment contract by the Company.

No additional fees (including consultancy honorariums, other contracts/agreements) or other remuneration for services performed during 2006 were conferred by the Company to other members of the Board of Directors and closely linked parties or to members of the Executive Committee and closely linked parties.

See Note 11 to the consolidated financial statements for further information on total amounts set aside or accrued by the Company to provide pension and similar benefits.

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

With respect to the other members of the Board, there are no agreements contemplating continuing payments beyond the end of their service term.

Board Practices

For information regarding function, date of expiration of current term of office, and period a Board member has served, see table below:

Name	Position	Term	Service since
Jakob Baer	Director	2007	October 2004
Jürgen Dormann	Vice-Chairman (since November 21, 2005) and Director	2007	June 2004
Andreas Jacobs	Director	2007	May 2006
Klaus J. Jacobs	Chairman (since November 21, 2005) (Co-Chairman until November 21, 2005) and Director	2007	June 2004 (and 1996 to 2002)
Philippe Marcel	Director	2007	April 2002
Francis Mer	Director	2007	June 2004
Tom O’Neill	Director	2007	June 2004
David Prince	Director	2007	June 2004
Peter V. Ueberroth	Director	2007	June 2004

For information regarding remuneration of Board members, see table on individual compensation.

Audit Committee (“AC”)

The AC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s accounting policies, internal controls, and financial reporting practice, thus overseeing management regarding the:

•	integrity of the Company’s financial statements and other financial reporting and disclosure to any governmental or regulatory body and to the public and other users thereof;

•	systems of internal accounting and financial and disclosure controls, including internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	performance of the Company’s internal audit function;

•

qualifications, engagement, compensation, independence, and performance of the Company’s independent auditors, their conduct of the annual audit and interim reviews, and their engagement for any other services; and

•	the Company’s compliance with legal and regulatory requirements relating to accounting, auditing, financial reporting, and disclosure, or other financial matters.

In 2006, the AC held 14 meetings and phone conferences. For specific subjects, the CEO represents the Executive Committee in the meetings. The CFO, the Head of Risk Management, the Head of Internal Audit, and the lead partner of the external auditors typically participate in the meetings.

As of December 31, 2006, the members of the AC were:

Name	Position
Jakob Baer	Chairman of the AC
Thomas O’Neill	Member
Francis Mer	Member

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

The CGC held three meetings in 2006. For specific subjects, the CEO represents the Executive Committee in the meetings. The Chief Compliance Officer typically participates in the meetings.

As of December 31, 2006, the members of the CGC were:

Name	Position
Francis Mer	Chairman of the CGC
Jakob Baer	Member
Thomas O’Neill	Member

Nomination & Compensation Committee (“NCC”)

The NCC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s nomination and compensation matters. The NCC is primarily responsible for the adequacy of the following functions:

•	providing recommendations to the Board of Directors regarding the general compensation policy for the Company, including incentive compensation plans and equity-based plans;

•	providing recommendations to the Board of Directors regarding the selection of candidates for certain management positions, the terms of their employment, and the evaluation of their performance;

•	reviewing and approving the goals and objectives relevant to the Executive Committee’s compensation; and

•

establishing principles for the selection of candidates for election or re-election to the Board of Directors, including candidates for committees of the Board of Directors, and including recommendations on compensation of the members of the Board of Directors.

The NCC held four meetings (one of which was a phone conference) in 2006. For specific subjects, the CEO represents the Executive Committee in the meetings.

As of December 31, 2006, the members of the NCC were:

Name	Position
Peter V. Ueberroth	Chairman of the NCC
Francis Mer	Member
Andreas Jacobs	Member

The NYSE requires Adecco S.A., which under the applicable SEC rules qualifies as a foreign private issuer, to disclose the significant differences between its corporate governance practices and those followed by United States domestic companies under the NYSE listing standards. This information is published on the Internet at: <http://nyse.adecco.com>.

Employees

The Company’s employees worldwide totalled 37,278 at December 31, 2006, 35,449 at December 31, 2005, and 30,535 at January 2, 2005. The following table shows the number of employees by geographic location for the three years ended December 31, 2006, December 31, 2005, and January 2, 2005. :

	2006	2005	2004
Geographical Segment
France	8,932	9,060	8,087
USA & Canada	6,418	6,864	6,220
UK & Ireland	3,565	3,308	3,119
Japan	2,789	2,548	2,245
Italy	2,239	2,165	1,940
Iberia	2,468	2,444	1,474
Benelux	2,076	1,910	1,781
Nordics	1,335	1,052	837
Germany	2,021	972	853
Australia & New Zealand	756	760	697
Switzerland	560	561	505
Emerging Markets	3,730	3,175	2,360
Corporate	389	630	417

Total	37,278	35,449	30,535

During 2006, the Company had over 700,000 temporary workers, which it refers to as “associates”, employed at worldwide client locations each day. The Company believes that relations with its employees and associates are good.

In some countries, part of the workforce is unionized or represented by works councils. The Company believes that its relationships with its unions and other employee organizations are generally good and there have been no significant industrial disputes at any Company’s business over the past five years.

Share Ownership

The shares owned by the Group to which Klaus J. Jacobs and members of his family, including his son Andreas Jacobs, are members are disclosed in Item 7 - “Major Shareholders and Related Party Transactions”. As of March 31, 2007, the remaining members of the Board (other than Klaus J. Jacobs and Andreas Jacobs) and the Executive Committee of the Company (including closely linked parties, as defined by Swiss law, i.e. including children and spouses) owned (directly or through closely linked parties) 153,792 shares, (thereof 136,950; 6,801; 3,000; 2,501; 2,375; and 2,001 shares were held by Philippe Marcel, Jürgen Dormann, Dominik de Daniel, Jakob Baer, Gilles Quinnez, and Thomas O’Neill, respectively. Other than Klaus J. Jacobs and Andreas Jacobs, no member of the Board of Directors or member of Executive Committee owns more than 1% of the Company’s shares.

The table below presents information relating to stock options held as of March 31, 2007 by individuals who were members of the Board of Directors or the Executive Committee as of either December 31, 2006 or as of the date of this Annual Report. These options were granted under several existing plans.

Adecco and Olsten stock option plans

Name	Position	Grant date	Strike price CHF	Last year of expiry	Outstanding options	Options exercisable1)
Philippe Marcel	Member of the Board of Directors	November 1998 December 1999 November 2001 April 2003	53.30 102.20 85.27 60.00	November 2008 December 2007 November 2009 April 2011	70,000 47,933 250,000 100,000	70,000 47,933 250,000 100,000

					467,933	467,933

Gilles Quinnez	General Manager France (until December 2006)	December 1999 December 1999 November 2000 November 2001	102.20 102.20 108.00 85.27	December 2007 December 2008 November 2009 November 2010	1,400 10,400 13,620 40,000	1,400 10,400 13,620 40,000

					65,420	65,420

Ray Roe	General Manager USA & Canada (until February 2007)	November 1998 December 1999 November 20012) June 2002 December 20022)	53.30 102.20 85.27 88.20 60.00	November 2008 December 2007 November 2009 November 2009 December 2010	25,000 33,333 20,000 100,000 65,000	25,000 33,333 20,000 100,000 65,000

					243,333	243,333

Neil Lebovits	Head of Global Business Line Adecco Finance & Legal	December 1999 November 2000 November 2001	102.20 108.00 85.27	December 2008 November 2009 November 2010	900 2,400 16,000	900 2,400 16,000

	(since February 2007)				19,300	19,300

Christian Vasino	Chief HR Officer	November 2003	78.50	November 2012	2,500	2,000

	(since April 2007)				2,500	2,000

Total					798,486	797,986

1)	Each option relates to one share of Adecco S.A. stock.
2)	Assignable/Tradable Options.

DIS stock option plans

Name	Position	Grant date	Strike price EUR	Last year of expiry	Outstanding options	Options exercisable1)
Dieter Scheiff	Chief Executive Officer	April 2002 April 2003 April 2004 April 2005 April 2006	27.94 10.52 20.02 32.08 65.76	April 2007 April 2008 April 2009 April 2010 April 2011	14,800 9,870 19,800 19,800 18,450	14,800 4,936 6,600 0 0

					82,720	26,336

Dominik de Daniel	Chief Financial Officer	April 2002 April 2003 April 2004 April 2005 April 2006	27.94 10.52 20.02 32.08 65.76	April 2007 April 2008 April 2009 April 2010 April 2011	14,200 9,870 19,800 19,800 18,450	14,200 4,936 6,600 0 0

					82,120	25,736

Total					164,840	52,072

1)	Each option relates to one share of DIS stock.

Stock Option Plans and Share Based Compensation

The Company has several stock option plans (Adecco stock option plan, Olsten stock option plan, DIS stock option plan) whereby employees and members of the Board of Directors receive options to purchase shares. There are global and country-specific plans in place.

Under the Adecco and Olsten plans, options vest and become exercisable in instalments, generally on a rateable basis up to four years beginning on the date of grant or one year after the date of grant, and have a contractual life of three to ten years. Options are typically granted with an exercise price equal to or above fair market value on the date of grant. Certain options granted under the plans are tradeable at the SWX Swiss Stock Exchange. The options were granted to employees or members of the Board of Directors of the Company and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the public market, the options may be held by a non-employee or non-director of the Company. The trading and valuation of the tradeable options is managed by a Swiss bank.

The Nomination & Compensation Committee is responsible for making proposals, based upon the recommendations of the Executive Committee, to the Board of Directors regarding the individuals to whom options shall be granted, the size of the option grant for each optionee, the conditions, the exercise price, and the grant date. The Board of Directors must approve all the option grants as well as the conditions thereof. The exercise price for one share is generally fixed at or above the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods of up to five years and are subsequently exercisable over a number of years. All options may be exercised and tradeable options may be sold at any time within the exercise period except for limitations set forth in the Company Insider Trading Statement of Policy and by regulatory authorities. The last stock option grant occurred in June 2004. All stock options granted will remain outstanding until the earlier of exercise or expiry.

Except under certain circumstances, all un-vested options granted under the plans shall lapse and be void immediately upon giving or being given notice of termination on employment contract, withdrawing or being withdrawn from the Board or ceasing to be an employee or a director for any other reason except certain cases such as death, injury, sickness or disability, sale, merger or reorganisation (other than an Adecco Group internal transaction) or in case of country-specific legal obligations. Any non-exercised options vest immediately in the event Adecco S.A. is no longer listed on any stock exchange and its common stock is not publicly traded. Option holders do not have rights to receive dividends or vote. The Board may modify, amend, suspend or discontinue the plans. In 2006 and 2005, no significant modifications occurred. During 2004, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment was terminated. In 2004, 461,634 options were modified and compensation expense of EUR 2 was recorded in selling, general and administrative expenses. The Company changed to the fair value method of accounting for stock-based employee compensation in 2003.

Under the DIS stock option plan, each option gives the option holder the right to acquire one DIS share at an exercise price linked to the fair market value at the date of grant. Subsequent to the date of grant, the exercise price of the share options increases by 10% each year and is adjusted for dividends. Options vest immediately at time of grant, and become exercisable over a period of four years after date of grant. During 2006, 117,315 DIS stock options were granted to employees under the DIS stock option plan.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

According to a Schedule 13D/A filed on November 17, 2006, 54,904,180 shares, as of that date representing 29.1% of the total Adecco S.A. issued share capital, were held by a group consisting of Jacobs Holding AG (formerly KJ Jacobs AG), Zurich, Switzerland, Jacobs Venture AG, Baar, Switzerland, Triventura AG, Baar, Switzerland, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs, and Nathalie Jacobs (“the Jacobs Group”). Jacobs Holding AG represents the Group and does not hold any shares outside the Group. Jacobs Holding AG’s own shares and participation certificates are held by Jacobs Foundation and by the association Jacobs Familienrat (both Zurich, Switzerland). Klaus J. Jacobs is the Company’s Chairman as well as President of the Jacobs Familienrat. The other individuals are members of his family. The members of the Jacobs Group have entered into a shareholders commitment agreement with respect to the voting and transfer of shares of Adecco S.A. and Jacobs Venture AG. Jacobs Holding AG does not hold any shares outside the Jacobs Group. Jacobs Holding AG held the following percentage of Adecco S.A. shares: end of 2005: 22.8%, end of 2004: 11.7%.

According to a Schedule 13D/A filed on December 12, 2005, on December 5, 2005, Jacobs Venture AG, a subsidiary of Jacobs Holding AG, acquired 12,000,000 shares from Akila Finance S.A., Luxembourg (“Akila”) for an aggregate purchase price of CHF 756. In addition, on December 5, 2005, Triventura AG, Baar, Switzerland (“Triventura”), a subsidiary of Jacobs Holding AG, entered into an agreement, subject to certain conditions, to acquire an additional 12,000,000 shares from Akila on or before June 30, 2007. On March 28, 2006, the Swiss Takeover Board held that the agreements as described above do not trigger an obligation to make a mandatory tender offer to all holders of Adecco S.A. shares according to Article 32 of the Swiss Stock Exchange Law. Based on a Schedule 13D/A filed by Akila on November 27, 2006, Akila disposed of 12,000,000 shares to Triventura pursuant to the share purchase agreement entered into between them on December 5, 2005 and Akila retained beneficial ownership of 10,188,580 shares as of November 17, 2006 representing 5.4% of the total Adecco S.A. issued share capital as of that date. Akila held the following percentage of Adecco S.A. shares: end of 2005: 11.8%, end of 2004: 18.2%; end of 2003: 18.3%.

Deutsche Bank AG, Germany, together with various subsidiaries and other related entities (“Deutsche Bank”), has disclosed on December 6, 2006, based on agreements dated December 6, 2005 and November 8, 2006, between Deutsche Bank AG and Triventura AG and Jacobs Venture AG, respectively: a) Put option granted by Deutsche Bank AG to Jacobs Venture AG to deliver up to 32,170,829 shares (17.2%) in discharge of its repayment obligation at maturity of the Contract No. I, b) Conversion entitlement of Deutsche Bank AG in the form of an obligation by Triventura AG towards Deutsche Bank AG to deliver 12,000,000 shares (6.4%) at maturity in full discharge of its repayment obligations at maturity of the Contract No. II and c) 3,529,711 shares (1.88%) and 1,859,000 call options (0.99%) and 1,878,000 put options (1.00%) in shares currently held by the members of the group in the course of their ordinary trading and asset management activities. A. Bilateral Equity Linked Contract No. I: In December 2005, Sonata Securities S.A., Luxembourg, (“Sonata”) issued bonds in the total amount of CHF 767 due 2010 exchangeable into shares. The proceeds were used to acquire a limited recourse notes from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse notes, Deutsche Bank AG has entered into the Contract No. I with Jacobs Venture AG containing the put option for up to 32,170,829 shares (17.2%). The proceeds obtained by Deutsche Bank AG under the limited recourse notes were transferred to Jacobs Venture AG in order to finance the acquisition of Adecco S.A. shares by Jacobs Venture AG. Under Contract No. I, Jacobs Venture AG has the right to discharge in whole or in part its repayment obligation towards Deutsche Bank AG by delivering up to 32,170,829 shares by way of exercise of the put option. Under the terms of the bonds, bondholders have the right to demand conversion of their bonds into Adecco shares. This right is replicated in the limited recourse notes between Deutsche Bank AG and Sonata. Under Contract No. I, Deutsche Bank AG is granted the same conversion right by way of a call option for up to 10,294,665 shares (5.5%). Any exercise (whether partially or in full) of the call option leads to an automatic pro rata reduction of the physical delivery entitlement arising under the put option. The maximum number of shares, which can be delivered to Deutsche Bank AG under the Contract No. I is, therefore, equal to the number of Adecco shares covered under the put option. All shares received by Deutsche Bank AG following an exercise of the call option granted under Contract No. I will be transferred to Sonata for delivery to the holders of the exchangeable bond. All shares received by Deutsche Bank AG following an exercise of the put option will be either sold on the market and the proceeds thereof delivered to Sonata for delivery to the holders of the exchangeable bonds or delivered in kind to Sonata for delivery to the holders of the exchangeable bond. B. Bilateral Equity Linked Contract No. II: In December 2006, Sonata issued CHF 1,000 mandatory obligation low interest notes due 2008, which are mandatorily exchangeable into shares. The proceeds were used to acquire a limited recourse notes from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse notes, Deutsche Bank AG has entered into Contract No. II with Triventura AG. The proceeds obtained by Deutsche Bank AG under the limited recourse notes were transferred to

Triventura AG in order to finance the acquisition by Triventura AG of Adecco shares. Under Contract No. II, Triventura AG undertakes to discharge its repayment obligation towards Deutsche Bank AG by delivering up to 12,000,000 shares (6.4%). All shares received by Deutsche Bank AG under Contract No. II, will be transferred to Sonata for delivery to the holders of the mandatory exchangeable notes. During 2006, Deutsche Bank AG has disclosed further new members of the group as well as small changes in the disclosed holding of shares and options: According to the filings with the SWX Swiss Stock Exchange, on January 19, 2007, the group consisting of Deutsche Bank AG, Frankfurt and its subsidiaries Deutsche Bank AG, London Branch, Deutsche Bank AG, Zurich Branch, Deutsche Asset Management Investmentgesellschaft mbH, Frankfurt; DWS Investments (Spain) S.G.I.I.C., Madrid, Deutsche Asset Management (Japan) Limited, Tokyo, DWS (Austria) Investmentgesellschaft mbH, Wien, DWS Investment GmbH, Frankfurt, DWS Investment S. A., Luxemburg, DWS Investments Italy SGR S.p.A., Milano, DWS Investments Schweiz, Zurich, Deutsche Investment Management Americas Inc., New York, Deutsche Bank Trust Company Americas, New York, Tilney Group Limited, Liverpool, and DWS Polska TFI S.A., Warsaw reported that it held 4,058,135 registered shares (2.2%), 4,371,027 Call Options (2.3%) and 46,587,615 Put Options (24.8%) of Adecco S.A.

According to filings with the Swiss Stock Exchange, on December 29, 2005 (1) Sonata has the right to exchange the Deutsche Bank limited recourse notes owned by it for up to 10,294,665 (5.5%) Adecco S.A. shares during the term of the notes and (2) Deutsche Bank AG has the right – in certain circumstances and subject to additional legal requirements relating to the enforcement of security interests – to deliver to Sonata up to 32,170,829 Adecco S.A. shares (17.2%) in satisfaction of Deutsche Bank AG’s obligations under the notes. Deutsche Bank would only be in a position to exercise this right if there is an event of default under the Bilateral Equity Linked Contract No. I. According to quotations of the Luxembourg Stock Exchange, Sonata issued CHF 767 aggregate principal amount of 1.5 percent convertible bonds on December 30, 2005.

Harris Associates L.P., Chicago (USA), has notified the Company that it has increased its shareholding to 9,450,600 (5.01%) as of April 2, 2007. In 2006 Harris Associates L.P., Chicago (USA) increased its shareholding to 9,413,896 shares (5.02%) as of August 31, 2006 and decreased the holding to 8,609,100 shares (4.59%) as of September 14, 2006.

According to its Schedule 13G/A dated February 2, 2007, as of December 29, 2006, Capital Group International, Inc. had no sole voting power over any Adecco shares and sole dispositive power over 4,758,040 Adecco shares (2.5% of the total number Adecco S.A. registered share capital), as to which it disclaimed beneficial ownership on the basis that the shares were held under discretionary investment management by investment management subsidiaries of which it is the parent. At the end of 2005, The Capital Group Companies, Inc. held 6.3% of the total Adecco S.A. shares. At the end of 2004, The Capital Group Companies, Inc. held 5.9% of the total Adecco S.A. shares. As of May 14, 2004, Adecco S.A. was notified that The Capital Group Companies, Inc. held 5.1% of Adecco S.A. issued shares, with voting rights limited to 5% of the issued shares.

Other than as described above, the Company is not aware of any other person who beneficially owns more than 5% of Adecco S.A. shares.

Other than as described above, the Company is not aware of any voting agreements between its major shareholders.

The Company’s major shareholders have the same voting rights as all other shareholders in General Meetings of shareholders (one vote per share).

As of March 31, 2007, 170 shareholders, listed in the shareholders’ register (holding 24,592,980 registered shares), were domiciled in the U.S. The number of outstanding ADSs, as of March 31, 2007 was 11,910,904 and represented 2,977,726 shares of Adecco S.A. or approximately 1.6% of total Adecco S.A. outstanding shares and were held by approximately 264 holders. Since certain of these securities are held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of holders or of where the holders are resident.

Related party transactions

The Company provides services in the normal course of business at arm’s length terms to entities that are affiliated with certain of its officers, Board members, and significant shareholders through investment or Board directorship.

A family member of the Chairman Mr. Klaus J. Jacobs, is a partner of the law firm White & Case. The Company procures legal services from this firm. The fee charged is based on the amount of time spent by the firm.

Item 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 – “Financial Statements”.

Other Financial Information

Dividend Policy

The amount of dividends to be paid by Adecco S.A. to its shareholders depends on general business conditions, the Company’s financial performance and other relevant factors. Under Swiss law, dividends are paid out only if approved by the shareholders. The Board may propose that a dividend be paid out. In practice, the shareholders usually approve the dividend proposal of the Board. At the Annual General Shareholders’ Meeting to be held May 8, 2007, the Board of Directors proposes to declare a dividend of CHF 1.20 per registered share with a par value of CHF 1.00 per registered share out of the retained earnings.

Legal Proceedings

From time to time, the Company is involved in various legal actions and claims in the ordinary course of business, including those related to social security charges, other payroll related charges and various employment related matters. With the exceptions noted below, all litigation pending against the Company relates to matters that have arisen in the ordinary course of business and the Company believes that it will not have a materially adverse effect on its consolidated financial condition or results of operations.

Securities class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. On March 29, 2006, the U.S. District Court for the Southern District of California dismissed the plaintiffs’ amended consolidated complaint with prejudice and entered judgement in the Company’s favour. On April 25, 2006, the plaintiffs filed a notice of appeal for the dismissal of their complaint. The appeal is pending before the United States Court of Appeals for the Ninth Circuit. The Company continues to believe that the decision of the District Court is correct and that there is no merit to the case and will vigorously defend the judgement in its favour. However, there can be no assurance that the resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

French antitrust investigation

In November 2004, the French competition authority (DGCCRF) commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. The matter has since been referred to the French “Conseil de la Concurrence”. Up to the date of this report, the Company has not received any statement of objections by the French competition authorities and is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Significant Changes

Not applicable.

Item 9.	THE OFFER AND LISTING

Markets

Adecco S.A. shares are listed and principally traded on the Swiss Exchange (trading on virt-x, symbol ADEN, security number 1213860; ISIN CH0012138605). In addition Adecco S.A. shares are listed on the Eurolist of Euronext Paris SA (symbol ADE, security number 12819). The prices for Adecco S.A. shares, as quoted in the official list of the Swiss Exchange, are expressed in Swiss francs. The prices for Adecco S.A. shares, as quoted on the official list of the Eurolist of Euronext Paris SA, are expressed in Euros.

Adecco S.A. ADSs trade on the NYSE under the symbol “ADO” (ISIN US0067541054). Each ADS represents one-fourth of one Adecco S.A. share deposited with Morgan Guaranty Trust Company of New York, the depository agent.

The Company comprises numerous legal entities around the world. DIS, a German subsidiary of the Company with its legal seat in Duesseldorf, is listed on the Frankfurt Stock Exchange (symbol DDE, security number 501690, ISIN DE0005016901).

The information presented in the table below represents, for the periods indicated, (i) the reported high and low sales prices quoted in Swiss francs for Adecco S.A. shares on the SWX Swiss Stock Exchange, (ii) the reported high and low sales prices quoted in Euros for Adecco S.A. shares on the Eurolist of Euronext Paris SA, and (iii) the high and low sales prices for the ADSs in U.S. dollars on the NYSE. Fluctuations in the exchange rate between the Swiss franc, the Euro and the U.S. dollar affect the U.S. dollar equivalent of the Swiss franc and the Euro price of Adecco S.A. shares on the Swiss and Paris Stock Exchanges and, as a result, affect the market price of the ADSs.

	Price per Adecco S.A. share in				Price per ADSs in
	CHF		EUR		USD
Year	High	Low	High	Low	High	Low
2002	110.50	35.60	75.00	23.50	16.80	5.98
2003	82.95	34.70	53.50	23.65	16.11	6.60
2004	83.05	52.80	52.75	33.79	17.03	10.35
2005	67.80	54.35	43.67	35.01	14.59	10.49
2006	85.15	62.00	55.00	38.30	17.52	12.08

2005
First Quarter	67.80	57.00	43.67	36.83	14.59	12.14
Second Quarter	67.00	56.95	43.10	36.79	13.92	11.36
Third Quarter	66.25	57.80	42.62	37.04	13.33	11.23
Fourth Quarter	61.15	54.35	39.60	35.01	11.62	10.49

2006
First Quarter	76.35	62.00	49.00	38.30	14.70	12.08
Second Quarter	85.15	68.65	55.00	44.11	17.52	13.80
Third Quarter	75.45	65.50	47.63	41.41	15.16	13.25
Fourth Quarter	84.50	73.20	52.80	46.34	17.43	14.80

Most Recent Six Months
October 2006	78.70	73.20	49.30	46.34	15.72	14.80
November 2006	84.50	76.40	52.80	48.50	16.94	15.40
December 2006	83.80	78.25	52.50	49.50	17.43	16.44
January 2007	84.20	78.85	51.95	48.60	17.20	15.79
February 2007	86.20	81.15	53.20	50.00	17.56	16.30
March 2007	81.05	75.85	50.45	47.38	16.59	15.49

I tem 10.	ADDITIONAL INFORMATION

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

Conflict of Interest

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation have specific provisions on conflicts of interests. However, the Swiss Code of Obligations contains a provision which requires directors to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care. Breach of this provision may result in the personal liability of the directors towards the corporation. The directors’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care require that a director abstain from voting in case of a conflict of interest. In addition, Swiss law provides that payments made to shareholders, directors or any person(s) affiliated with any of them, other than at arm’s length must be repaid to Adecco S.A. if the person(s) has/have acted in bad faith. The Swiss Code of Best Practice for Corporate Governance contains recommendations on the handling of conflicts of interests of members of the Board and the Executive Committee. Furthermore, the Company has adopted a Code of Business Conduct, which defines the principles to avoid and deal with conflicts of interests for all directors, officers and employees of the Adecco Group.

Directors

Pursuant to Article 21 of the articles of incorporation, the Board is authorised to pass resolutions concerning all matters, which are not reserved by law or by the articles of incorporation to other governing bodies. The members of the Adecco S.A. Board are elected for one year and may be re-elected.

Neither Swiss corporate law nor Adecco S.A.’s articles of incorporation contain specific provisions regarding the compensation to be paid to the directors. However, Swiss law recognises the right of the directors to receive compensation fixed by the Board itself. The compensation must adequately reflect the time spent, contribution made and responsibility of each director. Swiss law does not require that the compensation of each director be disclosed to the public. The SWX Directive on Information relating to Corporate Governance requires that (i) the principles and elements of compensation, (ii) the authority and procedure for determining the compensation and (iii) the total of all compensations paid for (a) the executive members of the Board and the Executive Committee and (b) the non-executive members of the Board be disclosed. For disclosure of total sum and highest individual sum of compensation, refer to Item 6 “Directors, Executive Committee and Employees — Compensation”.

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

Capital Structure

Adecco S.A.’s capital structure as of the dates indicated below was as follows:

In CHF millions, except shares	Issued shares		Authorised capital		Conditional capital		Reserves[1] Amount	Retained earnings Amount
	Shares	Amount	Shares	Amount	Shares	Amount
29. 12. 2003	187,158,400	187.2	19,000,000	19.0	21,671,910	21.7	1,996	2,513
Changes	190,715	0.2			(190,715)	(0.2)	1	352
2. 1. 2005	187,349,115	187.4	19,000,000	19.0	21,481,195	21.5	1,997	2,865
Changes	258,280	0.3	Lapsed	Lapsed	(258,280)	(0.3)	102	909
31. 12. 2005	187,607,395	187.6	—	—	21,222,915	21.2	2,099	3,774
Changes	1,193,772	1.2			(1,193,772)	(1.2)	257	114

31.12.2006	188,801,167	188.8	—	—	20,029,143	20.0	2,356	3,888

[1]	Reserves includes both the general reserve and the reserve for treasury shares.

Shareholders Rights and Shareholders Meetings

There is no provision either in the Articles of Incorporation or under Swiss law requiring a quorum to be present for a General Meeting of Shareholders except for the one according to Art. 27 of the Articles of Incorporation and those implemented in the new Merger Act. The General Meeting shall constitute a quorum regardless of the number of shareholders present and regardless of the number of shares represented (Art. 18 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Holders of an absolute majority of Adecco S.A. shares represented in the General Meeting must vote in favour of a resolution in order for such a resolution to be adopted. In addition, based on the Articles of Incorporation, in order to adopt resolutions regarding:

•	changes to Adecco S.A.’s corporate purposes;

•	the creation of shares with privileged voting rights;

•	restrictions on the transferability of registered shares;

•	an authorised or conditional increase in Adecco S.A.’s equity capital;

•	an increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;

•	restriction or elimination of subscription rights;

•	relocation of Adecco S.A.’s domicile; or

•	dissolution of Adecco S.A. without liquidation.

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

Under Swiss corporate law, an ordinary General Meeting of Shareholders shall be held within six months after the end of each fiscal year. Extraordinary General Meetings of Shareholders may be called by the Board of Directors or, if necessary, by the statutory auditors. In addition, an extraordinary General Meeting of Shareholders may be called by a resolution of the shareholders adopted during any prior General Meeting of Shareholders or, at any time, by holders of shares representing at least 10% of the share capital.

The Swiss Code of Obligations is applicable to the right to request that a specific item be put on the agenda of a General Meeting of Shareholders and discussed and voted upon. Holders of Adecco S.A. shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next General Meeting. Notice of a General Meeting of Shareholders must be provided to the shareholders by publishing a notice of such meeting in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”) at least 20 days before the meeting. The notice must state the items on the agenda and the proposals of the Board of Directors and the shareholders who demanded that a General Meeting be called or asked for items to be put on the agenda. Admission to the General Meeting is granted to any shareholder registered in Adecco S.A.’s share register at a certain date, which will be published together with the invitation to the General Meeting in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”).

The Shares and Transfer of Shares

Each Adecco S.A. common share carries one vote. A shareholder may be represented by (i) the shareholder’s legal representative, (ii) a third person who need not be a shareholder with written proxy, (iii) a corporate body of Adecco S.A., (iv) an independent proxy, or (v) a depository. At a General Meeting, votes are taken by poll.

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

Liquidation and Dissolution

The Articles of Incorporation do not limit Adecco S.A.’s duration. Adecco S.A. may be dissolved and liquidated at any time by a resolution of a General Meeting of Shareholders taken by at least two-thirds of the votes allocated to all issued shares (Art. 27 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A. The court may also grant other relief. The court may at all times upon request of a shareholder or obligee decree the dissolution of Adecco S.A. if the required corporate bodies are missing. Adecco S.A. may also be dissolved by adjudication of bankruptcy.

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

Pre-emptive Rights

Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe to any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. A resolution adopted at a General Meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only. Pre-emptive rights may also be excluded or limited in accordance with Adecco S.A.’s Articles of Incorporation.

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

Disclosure of Principal Shareholders

Any investor who directly, indirectly or together with another person, acquires, holds or disposes of Adecco S.A. shares, for his own account, and thereby attains, falls below or exceeds the thresholds of 5%, 10%, 20%, 33  1/3%, 50% or 66  2/3% of the voting rights, whether or not such rights may be exercised, must notify Adecco S.A. and the Disclosure Office of the SWX Swiss Stock Exchange. Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco S.A. is also under an obligation to publish the disclosure no later than two trading days after receipt.

Shareholders’ Meeting

The Annual General Meeting of Shareholders for the fiscal year 2006 is planned to be held on May 8, 2007, at Beaulieu Lausanne Centre de Congres et d’Expositions, in Lausanne, Switzerland. The agenda items for the meeting are summarised below:

1.	Approval of Business Report 2006;

•	Presentation of the Business Report 2006, consisting of the Annual Report, the Financial Statements of Adecco S.A. and the Consolidated Financial Statements for the Business Year 2006;

•	Presentation of the Reports of the Statutory Auditors and the Group Auditors;

2.	Appropriation of Retained Earnings;

3.	Granting of Discharge to the members of the Board of Directors;

4.	Election of the Board of Directors;

4.1	Re-election of members of the Board of Directors;

4.2	Acclamation of Klaus J. Jacobs as Honorary President of Adecco S.A.;

4.3	Election of a new member of the Board of Directors;

5.	Re-election of Auditors;

5.1	Statutory Auditors and Group Auditors; and

5.2	Special Auditor (Art. 23 Para. 2 of the Articles of Incorporation).

The Board of Directors proposes to individually re-elect Mr Jakob Baer, Mr Jürgen Dormann, Mr Andreas Jacobs, Mr Philippe Marcel, Mr Francis Mer, Mr Thomas O’Neill, Mr David Prince, and Mr Peter V. Ueberroth as members of the Board of Directors for a new tenure of one year ending at the next Annual General Shareholders’ Meeting. The Board of Directors foresees to appoint Mr Jürgen Dormann as Chairman.

Mr Klaus J. Jacobs is proposed for nomination as Honorary President of Adecco S.A. by acclamation.

The Board of Directors proposes to elect Mr Rolf Dörig as member of the Board of Directors for a tenure of one year ending at the next Annual General Shareholders’ Meeting. The Board of Directors foresees to appoint Mr Rolf Dörig as Vice-Chairman.

Depository Agreement

ADRs evidencing ADSs are issuable by the Depository pursuant to the terms of an amended and restated deposit agreement. Only persons in whose names ADRs are registered will be treated by JP Morgan Chase Bank, N.A., as depository, and Adecco S.A. as ADS owners and ADR holders.

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

Material contracts

On January 9, 2006, Adecco Germany Holding GmbH (“Adecco Germany”) and members of the Paulmann family entered into a purchase agreement for the acquisition by Adecco Germany of shares of the company DIS held by the Paulmann Family. The agreement provided for the acquisition of 3,568,820 shares of DIS, representing approximately 29% of DIS’ share capital and voting rights. The parties to this agreement agreed on a final purchase price of EUR 54.50 per DIS share, representing an aggregate purchase price of approximately EUR 195. On February 6, 2006, after entering this agreement, Adecco Germany launched a cash tender offer for outstanding DIS shares at a price of EUR 54.50 per share. On March 13, 2006 the cash tender offer was increased to EUR 58.50 per share. This offer closed on March 27, 2006. The consummation of the purchase of the shares held by the Paulmann family and the completion of the tender offer were subject to merger control clearance from the competition authorities, which was obtained on March 3, 2006. Adecco Germany presently holds 84% of the outstanding shares of DIS.

Exchange Controls

Dividends and similar payments to certain persons and organisations with connections to Osama Bin Laden and Al-Qaeda or to countries like Iraq, Zimbabwe, Liberia, Côte d’Ivoire, Sudan, Democratic Republic of Congo and Myanmar, as well as to certain persons from the former territory of Yugoslavia, are currently restricted pursuant to sanctions imposed by the Swiss government.

(a) Swiss laws and regulations affecting dividends, interest or other payments to non-resident holders of Adecco S.A. shares or ADRs

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

Taxation

The following is a summary of the material Swiss tax and United States federal income tax considerations relating to the ownership and disposition of Adecco ADSs or Adecco shares, which we refer to collectively as Shares.

The following does not purport to be a comprehensive discussion of all tax consequences that may be relevant for United States Holders. Therefore, each United States Holder is strongly urged to consult his or her own tax advisers regarding the tax consequences of the purchase, ownership and disposition of Shares in light of his or her particular circumstances, including the effect of any United States federal, state and local, Swiss and other tax laws.

Swiss Taxation

Gains on Sale. Under present Swiss law, a holder of Shares who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation by Switzerland for any other reason, will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realised during the year on the sale or other disposal of Shares.

Stamp, Issue and Other Taxes. Switzerland generally does not impose stamp, registration or similar taxes on the sale or transfer of Shares by a holder thereof, unless the sale or transfer occurs through or with a Swiss Bank or securities dealer as defined in the Swiss Federal Stamp Duty Act. In the latter case, the transaction value may be subject to a Swiss securities transfer stamp duty of 0.15 percent.

Withholding Tax. Under present Swiss law, any dividends paid in respect of Shares will be subject to the Swiss Anticipatory Tax at the rate of 35%. Adecco S.A. is required to withhold tax at this rate on the gross amount of any dividend payments made to a holder of Shares and remit it to the Swiss Federal Tax Administration. A Swiss resident holder and beneficial owner of Shares may qualify for a full refund of the Swiss Anticipatory Tax withheld from these dividends. A holder and beneficial owner of Shares who is a non-resident of Switzerland, but is a resident of a country that maintains a double taxation treaty with Switzerland, may qualify for a full or a partial refund of the Swiss Anticipatory Tax withheld from these dividends by virtue of the provisions of the applicable treaty between Switzerland and the country of residence of the holder and beneficial owner of Shares. Switzerland has concluded such treaties with the United States, most European Union member states and certain other countries.

The current income tax treaty between Switzerland and the United States, which became effective as of February 1, 1998, for withholding taxes and the regulations thereunder provide for a mechanism whereby Swiss withholding tax on dividend payments may be partially or fully refunded if certain conditions are met. An individual or corporation residing in the United States may obtain a refund of the Swiss Anticipatory Tax withheld from dividends in respect of Shares, to the extent that 15% of the gross dividend is withheld as final tax (i.e. 20% of the gross dividend may generally be refunded). United States companies owning over 10% of the Shares may receive a refund of the Swiss Anticipatory Tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e. 30% of the gross dividend may be refunded). The full withholding will be refunded if the recipient is a recognised pension fund. The recipient of the dividend has a right to claim the refund rates described above if he (i) has a usufructuary right to Shares at the time the dividend is due, (ii) is registered or has his domicile in the United States according to Article 4 of the tax treaty and (iii) proves that he is entitled to treaty benefits according to Article 22 of the tax treaty.

Withholding Tax Refund Procedure Applicable to US Holders. Four copies of claim for refund of the Swiss Anticipatory Tax must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland (http://www.estv.admin.ch), on the Swiss Tax Form 82 (82I for individuals; 82C for corporations; 82E for other entities; 82R for regulated investment companies (RICs)), with all copies duly completed and signed before a notary public in the United States. Tax Forms 82I, 82C, 82E and 82R may be obtained from any Swiss Consulate General in the United States or the Swiss Federal Tax Administration at the address above and may be filed no later than December 31 of the third year following the calendar year in which the dividend is payable. If this term is not respected, the right to refund is lost. Tax Forms 82I, 82C, 82E and 82R must be accompanied with suitable evidence of deduction of Swiss Anticipatory Tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips.

United States Taxation

Subject to the limitations described below, the following discussion describes the principal United States federal income tax consequences to a “United States Holder” of the purchase, ownership and disposition of our shares. For purposes of this discussion, a “United States Holder” is a beneficial owner of our Shares that is, for United States federal income tax purposes:

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

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to holders that do not hold their shares as “capital assets” (generally, as property held for investment), or that are subject to special treatment, including:

•	broker-dealers or insurance companies;

•	holders who have elected mark-to-market accounting;

•	tax-exempt organisations;

•	regulated investment companies;

•	financial institutions or “financial services entities”;

•	holders who hold shares with other investments as part of a “straddle”, “hedge”, “constructive sale”, “conversion” or other integrated transaction;

•	holders who own or owned, directly, indirectly or by attribution, at least 10% of our voting power;

•	certain expatriates or former long-term residents of the United States;

•	certain foreign corporations treated as domestic corporations pursuant to section 269B or 7874 of the Code;

•	United States holders whose functional currency is not the U.S. dollar; and

•	holders who received shares as compensation for the performance of services.

This discussion does not consider the tax treatment of holders that are partnerships or other pass-through entities or persons that hold our shares through a partnership or other pass-through entity, nor does it consider the tax treatment of non-United States holders other than to the limited extent provided under “United States Information Reporting and Backup Withholding”. In addition, this discussion does not address any aspect of state, local or non - United States tax laws, or the possible application of United States federal taxes other than income taxes, such as gift or estate tax.

Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, owning or disposing of our shares.

Dividends. A United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our shares, including the amount of Swiss taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the United States Holder’s tax basis in the shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares. See the discussion below under “Sale or Exchange.” Cash distributions paid by us in Swiss francs, including the amount of any taxes withheld from such distributions, will be included in the income of United States Holders at a U.S. dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the United States Holders, and United States Holders will have a tax basis in such Swiss francs for United States federal income tax purposes equal to such U.S. dollar value. If a United States Holder converts a distribution paid in Swiss francs into U.S. dollars on the day the dividend is includible in the income of the United States Holder, the United States Holder generally should not be required to recognise foreign currency gain or loss arising from exchange rate fluctuations. If a United States Holder subsequently converts the Swiss francs, any subsequent gain or loss in respect of such Swiss francs arising from exchange rate fluctuations will be United States source ordinary foreign currency income or loss.

Dividends received in tax years beginning before January 1, 2011 by non-corporate United States Holders who meet certain eligibility requirements (as discussed below) qualify for a reduced rate of taxation of 15% or lower if (a) our ADSs or shares are readily tradeable on an established securities market in the United States, or (b) we qualify for benefits under an income tax treaty such as the United States-Switzerland Tax Treaty. The Company’s ADSs are readily tradeable on the NYSE. Accordingly, dividends paid on our shares should qualify for the reduced rate of taxation.

A United States Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements, including (a) having held the shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; (b) not being under an obligation to make related payments on substantially similar or related property; and (c) not electing to treat the dividend income as “investment income” under section 163(d)(4) of the Code. Any days during which a U.S. holder has diminished its risk of loss on the shares would not be counted towards meeting the 61-day holding period required by the statute. In addition, dividends paid with respect to our shares will not qualify for the reduced rate if we are a passive foreign investment company (PFIC), as this term is defined for United States federal income tax purposes. Due to the nature of our income and assets, we do not believe we are a PFIC and do not anticipate becoming a PFIC in the future. United States Holders should consult their own tax advisors concerning their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions of our current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

United States Holders will have the option of claiming the amount of any non-refundable Swiss income taxes withheld at source or paid with respect to dividends either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemised deductions, but instead utilise the standard deduction, may not claim a deduction for the amount of the Swiss income taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their United States federal income tax liability subject to limitations and restrictions discussed below.

The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The amount of any foreign income tax which may be refunded to a United States Holder may not be claimed as a foreign tax credit. See “Swiss Taxation.” Special rules apply to foreign tax credits associated with dividends which qualify for reduced rates of taxation, as discussed above. In addition, United States Holders must (a) hold the shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, with any days during which the United States holder has substantially diminished its risk of loss on the shares not counting toward this holding period, and (b) not be under an obligation to make related payments on substantially similar or related property in order to claim a credit for foreign taxes. Denial of a foreign tax credit generally will not result in a denial of an otherwise available deduction for foreign taxes. The rules relating to the determination of the foreign tax credit are complex, and United States Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit and whether, if they are individuals whose gross income from sources outside the United States consists entirely of “qualified passive income,” they may be eligible, pursuant to section 904(k) of the Code, to elect not to have the limitation of Code section 904 (a) applied to them.

Sale or Exchange. Upon the sale, exchange or other taxable disposition of our shares, a United States Holder generally will recognise capital gain or loss in an amount equal to the difference between such United States Holder’s tax basis in the shares, which is usually the U.S. dollar cost of such shares, and the amount realised on the sale, exchange or other disposition. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders (such rate is scheduled to increase in 2009). Gain realised by a United States Holder on a sale, exchange or other disposition of shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss realised by a United States Holder on the sale, exchange or other disposition of shares generally will be allocated to United States source income. The deductibility of a loss realised on the sale, exchange or other disposition of shares is subject to limitations. A United States Holder that receives Swiss francs on the sale or other disposition of the shares will realise an amount equal to the U.S. dollar value of the Swiss francs on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A United States Holder will have a tax basis in the Swiss francs received equal to the U.S. dollar amount realised, and any gain or loss realised on a subsequent conversion into U.S. dollars will be United States source ordinary income or loss.

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

The Company uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. See Note 12 to the consolidated financial statements for further information on these interest rate swaps.

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

Foreign currency exchange rate risk

The table below summarises the foreign currency forward contracts outstanding at December 31, 2006 and December 31, 2005. The table presents the notional amounts (at contract exchange rates) purchased (or sold) and the weighted-average contractual foreign currency exchange rates. All forward contracts mature in less than twelve months. See Note 12 to the consolidated financial statements for further information.

To receive Swiss francs and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount CHF	Weighted Average Contract Rate	Notional Amount CHF	Weighted Average Contract Rate
Euro	188	0.6240	344	0.6501
Canadian Dollar	103	0.9595	106	0.9017
Norwegian Kroner	68	5.1418	52	5.1324
British Pound Sterling	54	0. 4273	46	0.4433
Australian Dollar	39	1.0629	73	1.1233
Czech Koruna	2	17.6389	2	18.8608
Swedish Krona	2	5.8208	1	6.1200
Hungarian Forint	1	175.1241	3	166.6523
Japanese Yen	1	95.3382	2	88.9363
South African Rand	1	6.1501	1	5.0327
Danish Krone	1	4.7015	1	4.8747
Thai Baht	1	29.6736	1	31.5259
Russian Rouble	1	21.5983	—	—
Hong Kong Dollar	—	6.4679	6	6.2800
Mexican Peso	—	8.9550	3	8.4854
U.S. Dollar	—	—	151	0.7852

To receive Euros and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount EUR	Weighted Average Contract Rate	Notional Amount EUR	Weighted Average Contract Rate
Swiss Franc	329	1.5860	175	1.5424
British Pound Sterling	7	0.6716	—	—

To receive Australian Dollars and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount AUD	Weighted Average Contract Rate	Notional Amount AUD	Weighted Average Contract Rate
Swiss Franc	—	—	60	0.9555

To receive U.S. Dollars and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount USD	Weighted Average Contract Rate	Notional Amount USD	Weighted Average Contract Rate
Swiss Franc	28	1.2342	30	1.2695
Chilean Peso	3	527.5001	10	527.3000
Argentinean Peso	3	3.0930	3	2.985
Brazilian Real	3	2.1865	3	2.8953
South Korean Won	1	936.4506	2	1016.0000
Colombian Peso	1	2298.0003	1	2298.0000
Taiwan Dollar	—	—	4	31.4900
Peruvian Nuevo Sol	—	—	1	3.4267
Russian Rouble	—	—	1	28.4300

To receive British Pounds Sterling and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount GBP	Weighted Average Contract Rate	Notional Amount GBP	Weighted Average Contract Rate
Euro	2	1.4879	—	—
Swiss Franc	1	2.3608	—	2.2620

To receive Hong Kong Dollars and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount HKD	Weighted Average Contract Rate	Notional Amount HKD	Weighted Average Contract Rate
Swiss Franc	1	0.1590	2	0.1626

To receive Canadian Dollars and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount CAD	Weighted Average Contract Rate	Notional Amount CAD	Weighted Average Contract Rate
U.S. Dollar	—	—	1	0.8536

To receive Japanese Yen and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount JPY	Weighted Average Contract Rate	Notional Amount JPY	Weighted Average Contract Rate
Swiss Franc	—	—	166	0.0109

To receive Mexican Pesos and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount MXP	Weighted Average Contract Rate	Notional Amount MXP	Weighted Average Contract Rate
Swiss Franc	8	0.1118	—	—

To receive Singapore Dollars and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount SGD	Weighted Average Contract Rate	Notional Amount SGD	Weighted Average Contract Rate
Swiss Franc	13	0.7936	10	0.7700

To receive Romanian New Lei and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount RON	Weighted Average Contract Rate	Notional Amount RON	Weighted Average Contract Rate
Swiss Franc	2	0.4377	—	—

To receive Swedish Krona and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount SEK	Weighted Average Contract Rate	Notional Amount SEK	Weighted Average Contract Rate
Swiss Franc	1	0.1774	—	—

To receive Czech Koruna and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount CZK	Weighted Average Contract Rate	Notional Amount CZK	Weighted Average Contract Rate
Swiss Franc	22	0.0571	3	0.0537

To receive Hungarian Forint and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount HUF	Weighted Average Contract Rate	Notional Amount HUF	Weighted Average Contract Rate
Swiss Franc	—	—	17	0.0061

To receive Indian Rupees and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount INR	Weighted Average Contract Rate	Notional Amount INR	Weighted Average Contract Rate
U.S. Dollar	91	0.0216	119	0.0225

To receive Norwegian Kroner and pay various currencies:

	December 31, 2006		December 31, 2005
Currency (in millions)	Notional Amount NOK	Weighted Average Contract Rate	Notional Amount NOK	Weighted Average Contract Rate
Swiss Franc	—	—	30	0.1930

At December 31, 2006, the Company had short-term foreign exchange contracts outstanding with an aggregate notional amount of EUR 669 and an aggregate fair value asset of EUR 1 consisting of unrealised gains of EUR 4 and unrealised losses of EUR 3. These contracts primarily hedge subsidiary financing activity and available-for-sale securities with the respective gains and losses being included in other income/(expense), net.

Interest rate risk

The Company manages its exposure to changes in interest rates through the use of fixed and variable rate debt in a number of currencies and by utilising interest rate swaps and interest rate and cross-currency swaps to hedge certain underlying debt obligations.

The information below summarises the Company’s market risks associated with debt obligations at December 31, 2006 and December 31, 2005, and should be read in conjunction with Notes 8 and 12 to the consolidated financial statements. For debt obligations, the table below presents principal cash flows and related interest rates by fiscal year of maturity.

December 31, 2006

(EUR equivalents, in millions)

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Debt
Fixed rate	—	122	—	—	—	1,084	1,206	1,286
Average interest rate	—	6.0%	—	—	—	2.9%	3.2%	—
Variable rate	—	200	—	—	—	—	200	200
Average interest rate	—	4.2%	—	—	—	—	4.2%	—

December 31, 2005 (EUR equivalents, in millions)

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Debt
Fixed rate	524	1	122	—	—	599	1,246	1,259
Average interest rate	6.3%	7.1%	6.0%	—	—	1.5%	3.97%	—

The information below summarises the Company’s market risks associated with interest rate swaps and interest rate and cross-currency swaps at December 31, 2006, and December 31, 2005, and should be read in conjunction with Notes 8 and 12 to the consolidated financial statements. For interest rate swaps and interest rate and cross currency swaps, the table presents the notional amounts and related interest rates by fiscal year of maturity. Weighted-average variable rates are based on current rates as of December 31, 2006, and December 31, 2005.

Interest Rate Swaps at December 31, 2006

(EUR equivalents, in millions)

	2007	2008	2009	2010	2011	Thereafter	Total
U.S. Dollar
Payer swap	72.9	—	—	—	—	—	72.9
Pay rate (fixed)	7.07%	—	—	—	—	—	—
Receive rate (variable)	5.35%	—	—	—	—	—	—

	2007	2008	2009	2010	2011	Thereafter	Total
Euro
Payer swap	100.0	—	—	—	—	—	100.0
Pay rate (fixed)	7.32%	—	—	—	—	—	—
Receive rate (variable)	4.57%	—	—	—	—	—	—
Euro(1)
Payer swap	7.0	—	—	—	—	—	7.0
Pay rate (variable)	4.40%	—	—	—	—	—	—
Receive rate (variable)	5.35%	—	—	—	—	—	—
Euro
Receiver swap	—	120.0	—	—	—	200.0	320.0
Pay rate (variable)	—	5.90%	—	—	—	4.24%	—
Receive rate (fixed)	—	6.00%	—	—	—	4.50%	—

Interest Rate Swaps at December 31, 2005 (EUR equivalents, in millions)

	2006	2007	2008	2009	2010	Thereafter	Total
U.S. Dollar
Payer swap	—	80.7	—	—	—	—	80.7
Pay rate (fixed)	—	7.07%	—	—	—	—	—
Receive rate (variable)	—	4.70%	—	—	—	—	—

	2006	2007	2008	2009	2010	Thereafter	Total
Euro
Payer swap	—	100.0	—	—	—	—	100.0
Pay rate (fixed)	—	7.32%	—	—	—	—	—
Receive rate (variable)	—	2.07%	—	—	—	—	—
Euro(1)
Payer swap	6.4	7.0	—	—	—	—	13.4
Pay rate (variable)	3.33%	3.33%	—	—	—	—	—
Receive rate (variable)	4.54%	4.54%	—	—	—	—	—

Interest Rate and Cross Currency Swaps at December 31, 2006

(EUR equivalents, in millions)

	2007	2008	2009	2010	2011	Thereafter	Total
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	100.0	—	—	—	—	—	100.0
Amount receivable (USD)	71.5	—	—	—	—	—	71.5
Pay rate (variable, EUR)	4.56%	—	—	—	—	—	—
Receive rate (fixed, USD)	7.06%	—	—	—	—	—	—
Euro (EUR)/ U.S. Dollar (USD) (1)
Amount payable (EUR)	7.9	—	—	—	—	—	7.9
Amount receivable (USD)	5.8	—	—	—	—	—	5.8
Pay rate (variable, EUR)	5.35%	—	—	—	—	—	—
Receive rate (variable, USD)	5.35%	—	—	—	—	—	—

Interest Rate and Cross Currency Swaps at December 31, 2005

(EUR equivalents, in millions)

	2006	2007	2008	2009	2010	Thereafter	Total
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	—	100.0	—	—	—	—	100.0
Amount receivable (USD)	—	79.2	—	—	—	—	79.2
Pay rate (variable, EUR)	—	2.07%	—	—	—	—	—
Receive rate (fixed, USD)	—	7.06%	—	—	—	—	—
Euro (EUR)/ U.S. Dollar (USD) (1)
Amount payable (EUR)	7.3	7.9	—	—	—	—	15.2
Amount receivable (USD)	5.9	6.4	—	—	—	—	12.3
Pay rate (variable, EUR)	4.54%	4.54%	—	—	—	—	—
Receive rate (variable, USD)	4.70%	4.70%	—	—	—	—	—

Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	185.0	—	—	—	—	—	185.0
Amount receivable (EUR)	187.6	—	—	—	—	—	187.6
Pay rate (fixed, CHF)	4.65%	—	—	—	—	—	—
Receive rate (fixed, EUR)	6.00%	—	—	—	—	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	209.4	—	—	—	—	—	209.4
Amount receivable (EUR)	212.6	—	—	—	—	—	212.6
Pay rate (variable, CHF)	2.31%	—	—	—	—	—	—
Receive rate (fixed, EUR)	6.00%	—	—	—	—	—	—

(1)	The Swaps’ notional amounts reduce every 6 months. The maturing amount shown in the table represents this reduction.

At December 31, 2006 and December 31, 2005, the Company had interest rate swaps and interest rate and cross currency swaps with aggregate fair value of EUR (6) and EUR (6).

At December 31, 2005, the Company had U.S. dollar denominated interest rate caps with an aggregate nominal value of USD 200 (EUR 168) and interest rate cap of 7.75%. All interest rate caps matured during 2006, and did not have a significant impact on the results of operations of the Company.

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

(a) The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended “the Exchange Act”) as of December 31, 2006 (the end of the period covered by this Annual Report). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in reports the Company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management has completed its assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act (exclusive of DIS which was acquired during 2006) and has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective as stated in the Report of Adecco Management on Internal Control over Financial Reporting included on page 75.

(c) See report of Ernst & Young AG, an independent registered public accounting firm, included on page 76.

(d) There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report, which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s Code of Business Conduct, which applies to all of the Company’s employees is available on http://www.adecco.com/resources/eng_code_mngmnt.pdf.

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

Item 16C.	Principal Accountant Fees and Services

Fees paid by the Company to its auditors were as follows in 2006 and 2005:

	2006		2005
	Million EUR	In % of total fees	Million EUR	In % of total fees
Audit fees	12.2	91%	11.2	79%
Audit-related fees1)	1.2	9%	3.0	21%
Tax fees	-	-	-	-
All other fees	-	-	-	-

Total Fees	13.4	100%	14.2	100%

1)

For the fiscal year 2006 and 2005, additional fees of EUR 1.2 million and EUR 3.0 million, respectively, were charged for audit-related services such as consultation on accounting issues and Sarbanes-Oxley compliance.

The Audit Committee is required to, and in 2006 and 2005 did, approve in advance (“pre-approve”) all the audit and non-audit services performed by the Company’s independent auditor in order to assure that the provision of such services does not impair the auditor’s independence from the Company. The Chairman of the Audit Committee has pre-approval authority in urgent cases. The Audit Committee may delegate pre-approval authority to one or more of its other members. The Chairman or any other such member to whom such authority is delegated must report for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Number of Shares Purchased1)	Average Price Paid
		CHF	EUR2)
June 1- June 30	900,000	74.26	47.65
December 1 – December 31	1,555,000	81.83	51.41

1)	There were no publicly announced share buyback plans or programs during fiscal year 2006. The shares bought back by the Company in 2006 were purchased in open-market transactions.
2)	Shares are purchased in Swiss francs and translated to Euros at the average applicable rate.

Shares purchased but not cancelled are held as treasury stock and may be sold back to the market.

PART III

Item 17.	FINANCIAL STATEMENTS

Not Applicable.

Item 18.	FINANCIAL STATEMENTS

(a) See pages 74 and F-1 through F-30 incorporated herein by reference.

(b) Schedule II – Valuation and qualifying accounts page F-31.

Item 19.	EXHIBITS

EXHIBIT No.	Description
1.1(a)	Statutes of Adecco S.A. (in French), as amended on March 7, 2007

1.1(b)	Unofficial translation of the (Statutes) Articles of Incorporation of Adecco S.A. (in English), as amended on March 7, 2007.

2.1*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.2*	Specimen of certificates representing Adecco S.A. ADSs (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.3*	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999 (incorporated herein by reference to the Company’s Amendment No. 4 to Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 9, 2000 (File No. 33-88597)).

2.3.1*	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999 (incorporated herein by reference to Exhibit (a)(2) to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6, as filed with the Securities and Exchange Commission on April 12, 2001 (File No. 33-85256)).

4.1*	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, incorporating amendments from the Supplemental Agreement dated November 19, 2003, among Adecco S.A. and Adecco Coordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000 (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 12, 2006 (File no. 0-25004)).

4.2*	Amendment to Credit Agreement (Multicurrency Loan Agreement), dated July 11, 2005 (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 12, 2006 (File no. 0-25004)).

4.3*	Bond Purchase Agreement for CHF 900 million Zero Coupon Convertible Bonds due 2013, dated August 19, 2003, between Adecco Financial Services (Bermuda) Ltd. (as issuer), Adecco S.A. (as guarantor), and Credit Suisse First Boston, Goldman, Sachs & Co. Bank, Société Générale and BNP Paribas (as managers) (incorporated herein by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File no. 0-25004)).

4.4*	Term Loan Agreement, dated January 13, 2006, among Adecco Germany Holding GmbH, as Borrower, and UBS Ltd., as Arranger, and UBS AG, London, as Agent, for a credit facility of EUR 695,000,000 (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 12, 2006 (File no. 0-25004)).

4.5	Offering Circular, dated April 20, 2006, for EUR 200,000,000 floating rate Guaranteed Notes due 2008 and EUR 500,000,000 4.5% Guaranteed Notes due 2013, among Adecco International Financial Services B.V. (as issuer), Adecco S.A. (as guarantor), and Goldman, Sachs International, Société Générale Corporate and Investment Banking and UBS Bank (as co-managers).

4.6	English language summary of the share purchase agreement, dated January 9, 2006, among Adecco Germany Holding GmbH (“Adecco Germany”) and members of the Paulmann family for the purchase and sale of shares of DIS Deutscher Industrie Service Aktiengesellschaft by Adecco Germany.

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Dieter Scheiff.

12.2	Section 302 Certification of Dominik de Daniel.

13.1	Certification of Dieter Scheiff pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Dominik de Daniel pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG.

*	Previously filed and incorporated herein by reference.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Adecco S.A.

As group auditors, we have audited the accompanying consolidated balance sheets of Adecco S.A. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 18(b). These financial statements and schedule are the responsibility of the Adecco S.A.’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adecco S.A. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Adecco S.A.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG AG

/s/ JAN BIRGERSON	/s/ ROBIN GINN
Jan Birgerson	Robin Ginn

Zurich, Switzerland

March 15, 2007

Report of Adecco Management

The Board of Directors and Management of Adecco S.A. and subsidiaries (the “Company”) are responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, Management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control system was designed to provide reasonable assurance to the Company’s Management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DIS Deutscher Industrie Service AG (“DIS”), acquired in March 2006, which is included in the 2006 consolidated financial statements of the Company. DIS constituted total assets of EUR 155 million, or 2.0% of the Company’s total assets at December 31, 2006, and revenues of EUR 304 million, or 1.5% of the Company’s total revenues for the year then ended.

Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2006, have been audited by Ernst & Young AG, Switzerland, our Group Auditors who also audited our consolidated financial statements included in this Annual Report. Their audit report on internal control over financial reporting is included in this Annual Report.

/s/ DIETER SCHEIFF	/s/ DOMINIK DE DANIEL
Dieter Scheiff	Dominik de Daniel
Chief Executive Officer	Chief Financial Officer

Zurich, Switzerland

March 15, 2007

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Adecco S.A.

We have audited management’s assessment, included in the accompanying Report of Adecco Management on Internal Control over Financial Reporting, that Adecco S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Adecco S.A.’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Adecco S.A.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Adecco Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DIS Deutscher Industrie Service AG (“DIS”), which is included in the 2006 consolidated financial statements of Adecco S.A. and constituted EUR 155 million or 2.0 % of total assets as of December 31, 2006 and EUR 304 million or 1.5 % of revenues, for the year then ended. Our audit of internal control over financial reporting of Adecco S.A. also did not include an evaluation of the internal control over financial reporting of DIS.

In our opinion, management’s assessment that Adecco S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Adecco S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Adecco S.A. and our report dated March 15, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG AG

/s/ JAN BIRGERSON	/s/ ROBIN GINN
Jan Birgerson	Robin Ginn

Zurich, Switzerland

March 15, 2007

Adecco Group –

Consolidated balance sheets

In millions, except share and per share information

As of (in EUR)		31.12.2006	31.12.2005
Assets
Current assets:

– Cash and cash equivalents		875	468
– Short-term investments	Note 4	13	380
– Trade accounts receivable, net	Note 5	3,846	3,659
– Other current assets	Note 14	311	298
Total current assets		5,045	4,805

Property, equipment, and leasehold improvements, net	Note 6	229	240
Other assets	Note 14	357	312
Intangible assets, net	Note 2, 7	169	48
Goodwill	Note 2, 7	1,882	1,434

Total assets		7,682	6,839

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses:
– Accounts payable		218	183
– Accrued salaries and wages		906	851
– Accrued payroll taxes and employee benefits		921	834
– Accrued sales and value added taxes		557	513
– Accrued income taxes	Note 14	381	328
– Other accrued expenses		561	578
– Total accounts payable and accrued expenses		3,544	3,287
– Short-term debt and current maturities of long-term debt	Note 8	38	550
Total current liabilities		3,582	3,837

Long-term debt, less current maturities	Note 8	1,406	722
Other liabilities	Note 14	187	143

Total liabilities		5,175	4,702

Minority interests		41	20

Shareholders’ equity
Common shares	Note 9	117	117
Additional paid-in capital		2,100	2,045
Treasury stock, at cost	Note 9	(182)	(59)
Retained earnings/(accumulated deficit)		466	(25)
Accumulated other comprehensive income/(loss), net	Note 9	(35)	39
Total shareholders’ equity		2,466	2,117

Total liabilities and shareholders’ equity		7,682	6,839

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –

Consolidated statements of operations

In millions, except share and per share information

For the fiscal years (in EUR)[1]		2006	2005	2004
Revenues	Note 16	20,417	18,303	17,239
Direct costs of services		(16,871)	(15,217)	(14,365)
Gross profit		3,546	3,086	2,874

Selling, general and administrative expenses		(2,718)	(2,469)	(2,343)
Amortisation of intangible assets	Note 7	(12)	(3)	(1)
Operating income	Note 16	816	614	530

Interest expense		(51)	(52)	(62)
Other income/(expenses), net	Note 13	20	43	8
Income before income taxes, minority interests, and discontinued operations		785	605	476

Provision for income taxes	Note 14	(168)	(150)	(174)
Income applicable to minority interests		(6)	(2)
Income from continuing operations		611	453	302

Income from discontinued operations	Note 3			30
Net income		611	453	332

Basic earnings per share data:
– Continuing operations		3.28	2.43	1.61
– Discontinued operations				0.16
Basic earnings per share	Note 15	3.28	2.43	1.77

Basic weighted-average shares	Note 15	186,343,724	186,599,019	187,074,416
Diluted earnings per share data:
– Continuing operations		3.14	2.34	1.54
– Discontinued operations				0.15
Diluted earnings per share	Note 15	3.14	2.34	1.69

Diluted weighted-average shares	Note 15	196,532,960	196,546,937	201,328,174

1	For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –

Consolidated statements of cash flows

In millions, except share and per share information

For the fiscal years (in EUR)[1]	2006	2005	2004
Cash flows from operating activities of continuing operations
Net income	611	453	332

Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
– Income from discontinued operations			(30)
– Depreciation and amortisation	106	109	120
– Bad debt expense	22	12	25
– Stock-based compensation	6	11	20
– Deferred tax provision/(benefit)	(66)	14	(3)
– Excess tax benefit on exercise of stock options	(13)
– Other	21	(16)	14

Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable	(209)	(357)	(281)
– Accounts payable and accrued expenses	266	80	318
– Other assets and liabilities	3	(8)	27
Cash flows from operating activities of continuing operations	747	298	542

Cash flows from/(used in) investing activities of continuing operations
Capital expenditures	(85)	(68)	(68)
Proceeds from sale of property and equipment	2		1
Acquisition of DIS, net of cash acquired	(552)
Acquisition of Altedia, net of cash acquired		(91)
Acquisition of Humangroup, net of cash acquired		(57)
Purchase of available-for-sale securities	(51)	(164)	(84)
Purchase of term deposits		(327)	(84)
Proceeds from sale of available-for-sale securities	214	206	82
Proceeds from sale of term deposits	195	244	196
Proceeds from sale of PSI		42
Cash settlements on derivative instruments	5	(9)	93
Other acquisition and investing activities	(36)	(17)	(23)
Cash flows from/(used in) investing activities of continuing operations	(308)	(241)	113

Cash flows from/(used in) financing activities of continuing operations
Net increase/(decrease) in short-term debt	15	(23)	(11)
Borrowings on long-term debt, net of issuance costs	694
Repayment of long-term debt	(517)	(249)	(336)
Dividends paid to shareholders	(120)	(122)	(86)
Common stock options exercised	43	9	7
Cash settlements on derivative instruments	(15)	(35)	14
(Purchase)/proceeds from sale of treasury shares	(123)	(58)	5
Excess tax benefit on exercise of stock options	13
Other financing activities	(3)
Cash flows from/(used in) financing activities of continuing operations	(13)	(478)	(407)

Net proceeds from sale of discontinued operations			64

Effect of exchange rate changes on cash	(19)	10	2

Net increase/(decrease) in cash and cash equivalents	407	(411)	314
Cash and cash equivalents:
– Beginning of year	468	879	565
– End of year	875	468	879

Supplemental disclosures
Supplemental disclosures of cash paid
Cash paid for interest	43	42	49
Cash paid for income taxes	185	169	117

Supplemental disclosures of non-cash investing activities
Stock received in the sale of jobpilot			24

[1]

For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –

Consolidated statements of changes in shareholders’ equity

In millions, except share and per share information

In EUR	Common shares	Additional paid-in capital	Treasury stock, at cost	Retained earnings/ (accumulated deficit)	Accumulated other comprehensive income/ (loss), net	Total shareholders’ equity
December 29, 2003	116	1,993	(5)	(602)	45	1,547

Comprehensive income:
Net income				332		332
Other comprehensive income/(loss)
– Currency translation adjustment, net of tax					(57)	(57)
– Unrealised gain on cash flow hedging activities					3	3
– Minimum pension liability adjustment, net of tax					(5)	(5)
– Changes in available-for-sale securities					2	2
Total comprehensive income						275
Stock-based compensation		25				25
Common stock options exercised		7				7
Treasury stock transactions		1	4			5
Cash dividends, CHF 0.70 per share				(86)		(86)

January 2, 2005	116	2,026	(1)	(356)	(12)	1,773

Comprehensive income:
Net income				453		453
Other comprehensive income/(loss)
– Currency translation adjustment, net of tax					44	44
– Unrealised loss on cash flow hedging activities					(1)	(1)
– Minimum pension liability adjustment, net of tax					6	6
– Changes in available-for-sale securities, net of tax					2	2
Total comprehensive income						504
Stock-based compensation		11				11
Common stock options exercised	1	8				9
Treasury stock transactions			(58)			(58)
Cash dividends, CHF 1.00 per share				(122)		(122)

December 31, 2005	117	2,045	(59)	(25)	39	2,117

Comprehensive income:
Net income				611		611
Other comprehensive income/(loss)
– Currency translation adjustment, net of tax					(74)	(74)
– Unrealised gain on cash flow hedging activities, net of tax					1	1
– Changes in available-for-sale securities, net of tax					(4)	(4)
Total comprehensive income						534
Adjustment to initially apply SFAS No. 158, net of tax					3	3
Stock-based compensation		4				4
Common stock options exercised		40				40
Subsidiary stock option transactions		(1)				(1)
Treasury stock transactions			(123)			(123)
Excess tax benefit on exercise of stock options		13				13
Cash dividends, CHF 1.00 per share				(120)		(120)
Other		(1)				(1)

December 31, 2006	117	2,100	(182)	466	(35)	2,466

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group –

Notes to consolidated financial statements

In millions, except share and per share information

Note 1 – The business and summary of significant accounting policies

Business

The consolidated financial statements include Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities (collectively, the “Company”). The Company’s principal business is providing human resource services including temporary staffing, permanent placement, outsourcing, and career services consulting and outplacement to businesses and organisations throughout Europe, North America, Asia Pacific, Latin America, and Africa. The Company’s worldwide network consists of over 6,700 branches and more than 35,000 full-time equivalent employees in over 70 countries and territories at the end of 2006.

Since January 2006, the Company is organised in a geographic structure (which corresponds to the primary segments) complemented by newly introduced global business lines, through which the professional services are now marketed. The heads of the main geographic areas – consisting of France, USA & Canada, UK & Ireland, Japan, Italy, Iberia, Benelux, Nordics, Germany, Australia & New Zealand, Switzerland, and Emerging Markets – directly manage the Office and Industrial businesses, while co-leading together with the professional business line heads the professional business lines in the country. The professional business lines are Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events, and Adecco Human Capital Solutions. The classification of branches in business lines is determined by the largest business line revenue share generated in a specific branch. In 2005, the Company was managed through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services.

Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the provisions of Swiss law. In 2005, the Company decided to change its fiscal year-end. Instead of the Company’s fiscal year ending on the Sunday nearest to December 31, the Company now has a fiscal year that coincides with the calendar year. The change did not have a material impact on the consolidated financial statements. For 2006, the Company’s fiscal year included the full calendar year ending December 31, 2006. In 2005 and 2004, the Company’s fiscal year contained 52 weeks ending December 31, 2005 and 53 weeks ending January 2, 2005, respectively.

Reporting currency

The reporting currency of the Company is the Euro, which reflects the significance of the Company’s Euro-denominated operations. Adecco S.A.’s share capital is denominated in Swiss francs, and the Company declares and pays dividends in Swiss francs.

Foreign currency translation

The Company’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information is translated from the applicable functional currency to the Euro, the reporting currency, for inclusion in the Company’s consolidated financial statements. Income, expenses, and cash flows are translated at average exchange rates prevailing during the fiscal year, and assets and liabilities are translated at fiscal year-end exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity.

Principles of consolidation

The consolidated financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss, and cash flows of Adecco S.A., its majority-owned subsidiaries and entities for which the Company has been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN 46(R)”). Minority interest is calculated for entities fully consolidated but not wholly owned. The components of equity attributable to the minority shareholders is presented in minority interests within the consolidated balance sheets while net income attributed to the minority shareholders is included in income applicable to minority interests, within the consolidated statements of operations. Intercompany balances and transactions have been eliminated in the consolidated financial statements.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, assumptions, and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to allowance for doubtful accounts, accruals and provisions, impairment of goodwill and indefinite-lived intangibles, contingencies, and income taxes. The Company bases its estimates on historical experience and on various other market specific assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from those estimates.

The French government has instituted various social programmes, the adoption of which results in the recognition of lower social security charges. The Company establishes provisions to cover the risk of non-compliance with these programmes as well as for other French social security related risks. These provisions are adjusted periodically for the results of audits by local authorities and the expiration of statutes of limitations.

Recognition of revenues

The Company generates revenues from sales of temporary staffing services, permanent placement services, outsourcing services, outplacement services, and other personnel services. Revenues are recognised on the accrual basis and are reported net of any sales taxes. Allowances are established for estimated discounts, rebates, and other adjustments.

Revenues related to temporary staffing services are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service.

Revenues related to permanent placement services are generally recognised at the time the candidate begins full-time employment, and an allowance is established for non-fulfillment of permanent placement obligations.

Revenues related to outsourcing services and outplacement services are negotiated with the client on a project basis and are recognised upon rendering of the service.

The Company presents revenues and the related direct costs of services in accordance with Emerging Issues Task Force Issue No. 99–19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. For sales arrangements in which the Company acts as a principal in the transaction and has risks and rewards of ownership (such as the obligation to pay temporary personnel and the risk of loss for collection and performance or pricing adjustments), the Company reports gross revenues and gross direct costs. Under arrangements where the Company acts as an agent the revenues are reported on a net basis.

The Company provides services in the normal course of business at arm’s length terms to entities that are affiliated with certain of its officers and significant shareholders through investment or board directorship.

Marketing costs

Advertising and marketing costs totalled EUR 93, EUR 93, and EUR 92 in 2006, 2005, and 2004, respectively. These costs are included in selling, general and administrative expenses (“SG&A”) and are expensed as incurred.

Stock-based compensation

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-based payment” (“SFAS 123(R)”) on January 1, 2006, using the “modified prospective application method”. Accordingly, compensation cost is recognised for awards granted to employees prior to January 1, 2006, and which remain unvested as of that date. As such, prior periods do not reflect restated amounts. Prior to the adoption of SFAS No. 123(R), the Company utilised the fair value method of accounting for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” for grants in the year 2003 and subsequent years, and the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” for grants prior to 2003. The adoption of SFAS No. 123(R) has not had a material impact on the accounting for option grants which were granted on or after the first day of 2003 but has resulted in a reduction of net income for the year 2006 of EUR 2, and a reduction of basic and diluted earnings per share for the year 2006 of EUR 0.01 due to the recognition of compensation expense for stock options granted prior to 2003. Cash flows from financing activities include EUR 13 in 2006 resulting from excess tax benefits from stock option exercises according to the provisions of SFAS No. 123(R).

As stock-based compensation expense for stock options vested during the year 2006 was recognised in the Company’s consolidated financial statements, there is no difference between reported and pro forma net income. Had compensation expense for the Company’s stock-based compensation plans been determined based on the fair value method consistent with SFAS No. 123(R) for periods prior to its adoption, the Company’s pro forma net income and earnings per share for 2005 and 2004 would have changed as follows:

In EUR	2005	2004
Pro forma net income and earnings per share

Net income, as reported	453	332

Stock-based employee compensation expense included in reported net income, net of tax	8	20
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(20)	(54)
Pro forma net income	441	298

Basic earnings per share:
– As reported	2.43	1.77
– Pro forma	2.37	1.59
Diluted earnings per share:
– As reported	2.34	1.69
– Pro forma	2.28	1.52

Cash equivalents

Cash equivalents consist of highly liquid instruments having an original maturity at the date of purchase of three months or less.

Short-term investments

Short-term investments consist mainly of investment funds, investments in equity and debt securities, and short and medium-term bank deposits. The Company classifies its investment funds, equity securities with quoted market prices, and investments in debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value with unrealised gains and losses reported as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. However, for the portion of the security that is being hedged under a fair value hedge, the unrealised gains and losses are reported as a component of other income/(expenses), net, in the accompanying consolidated statements of operations. An impairment charge is recorded in the consolidated statements of operations for declines in fair value below the cost of an individual investment that are deemed to be other than temporary. Management judges whether a decline in value is temporary based on the length of time that the fair market value has been below cost combined with the severity of the decline.

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

Capitalised costs for internal-use software

The Company capitalises internal-use software development costs in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalised. Application development stage costs generally include software configuration, coding, installation, and testing. Costs incurred for maintenance, testing minor upgrades, and enhancements are expensed as incurred. Capitalised internal-use software development costs are included in property, equipment, and leasehold improvements. Capitalised costs are amortised on a straight-line basis over the estimated life commencing when the software is placed into service, typically ranging from three to five years.

Property, equipment, and leasehold improvements

Property and equipment are carried at historical cost and are depreciated on a straight-line basis over the estimated useful lives (three to five years for furniture, fixtures, and office equipment; three to five years for computer equipment and software; and twenty to forty years for buildings). Leasehold improvements are stated at cost and are amortised over the shorter of the useful life of the improvement or the remaining lease term, which includes the expected lease term. Expenditures for repairs and maintenance are charged to expense as incurred.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of the purchase price in a business combination over the value assigned to the net tangible and identifiable intangible assets of businesses acquired less liabilities assumed. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and indefinite-lived intangible assets are not amortised. Rather, the carrying values of goodwill and indefinite-lived intangible assets are tested annually for impairment.

Goodwill is tested on a reporting unit level using a two-step impairment test. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. In step one of the goodwill impairment test, the carrying value of each reporting unit is compared with the reporting unit’s fair value as determined using a combination of comparable market multiples, additional market information, and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is then compared to the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income.

Indefinite-lived intangible assets are tested by comparing the fair value of the asset to the carrying value of the asset. In the event that the carrying value exceeds the fair value, an impairment loss is recorded in operating income.

Definite-lived intangible assets

In accordance with SFAS No. 141, “Business Combinations”, purchased identifiable intangible assets are capitalised at fair value as of the acquisition date. Intangible assets with definite lives, primarily customer relationships, are generally amortised on a straight-line basis over the estimated period in which benefits will be received, which ranges from one to six years.

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

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Current liabilities and assets are recognised for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including the future tax benefit of existing net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when management believes that the realisation is more unlikely than not. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law. While management believes that its judgements and estimates regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

The Company operates in numerous tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Earnings per share

In accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”), basic earnings per share is computed by dividing net income available to common shareholders by the number of weighted-average common shares outstanding for the fiscal year. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities, such as stock options or convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that would participate in net income.

Financial instruments

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), all derivative instruments are initially recorded at cost as either other current assets, other assets, other accrued expenses, or other liabilities in the accompanying consolidated balance sheets and subsequently re-measured to fair value, regardless of the purpose or intent for holding the derivative instruments. The method of recognising the resulting gain or loss is dependent on whether the derivative instrument’s contract is designated to hedge a specific risk and qualifies for hedge accounting. The Company designates derivative instruments, which qualify as hedges for accounting purposes, as (a) a hedge of the fair value of a recognised asset, liability, or unrecognised firm commitment (fair value hedge), (b) a hedge of a forecasted transaction or variability in expected future cash flows of recognised assets or liabilities (cash flow hedge), or (c) a hedge of a net investment. When a derivative instrument is designated as a hedging instrument, the Company formally documents the relationship between the derivative instrument and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the formal method that will be used to measure and assess the effectiveness of the hedge. A hedge is considered effective if, at inception and during its life, the Company can expect the derivative instrument to offset changes in the fair value, cash flows, or net investment on the hedged item within a range of 80–125%, and this is supported by actual results. The amount by which the derivative instrument does not fully offset either the changes in cash flows or fair value on the hedged item is called hedge ineffectiveness and is recognised immediately in earnings, as are any gains and losses on the derivative instrument that are excluded from the assessment of hedge effectiveness. The Company terminates hedge accounting if it is determined that the hedge is no longer effective, the derivative is sold or exercised, or the hedged item is sold, cancelled, or repaid.

For derivative instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative instruments as well as the changes in the fair value of the hedged item attributable to the hedged risk are recognised within the same line item in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the consolidated balance sheets. If a fair value hedge for monetary items is terminated, the changes in fair value recorded as an adjustment to the carrying amount of the hedged item are amortised to earnings over the remaining life. For non-monetary hedged items there is no such amortisation. If the hedged item has been sold, the adjustment is recognised immediately in earnings.

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

The Company has designated certain foreign currency contracts and cross-currency interest rate swaps as fair value hedges. Any cash flow impact on settlement of these contracts is classified within the consolidated statements of cash flows according to the nature of the hedged item. The Company has designated certain foreign currency contracts related to subsidiary funding and interest rate swaps as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flows from financing activities. Cash flow impact on settlement of derivative contracts designated as net investment hedges is classified as cash flows used in investing activities.

For derivative instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative instruments are recognised in other income/(expenses), net, within the consolidated statements of operations. Any cash flow impact on settlement of these contracts is classified as cash flows used in investing activities.

Variable interest entities

The Company accounts for variable interest entities in accordance with FIN 46(R) which requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

Accounting for costs associated with exit or disposal activities

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. When termination arrangements require employees to render services beyond a “minimum retention period”, liabilities associated with employee termination benefits are recorded as employees render services over the future service period. Otherwise, liabilities associated with employee termination benefits are recorded at the point when management has taken a decision to terminate a specific group of employees, the employees have been notified of the decision, and the type and amount of benefits to be received by the employees is known. Liabilities for contract termination and other exit costs are recorded at fair value when a contract is formally terminated.

New accounting standards

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires plan sponsors of defined benefit pension plans to recognise the funded status of their defined benefit plans in the statement of financial position, reflect changes in the funded status of defined benefit plans in comprehensive income, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The Company expects to adopt the measurement provisions of SFAS No. 158 effective December 31, 2008. The effect of adopting SFAS No. 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. See Note 11 for further discussion of the effect of adopting SFAS No. 158 on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities, expands the required disclosures about fair value measurement, and is applicable whenever other standards require assets or liabilities to be measured at fair value. However, it does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of this standard will have a material effect on the consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a consistent recognition threshold and measurement attribute that a tax position is required to meet before being recognised in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 is not expected to have a significant impact on the Company’s consolidated financial statements.

Other disclosures required by Swiss law:

In EUR	31.12.2006	31.12.2005
Other balance sheet disclosures
Prepayments and accrued income	38	41
Non-current assets	2,637	2,034
Accruals and deferred income	3,313	3,083
Pension liabilities, non-current	23	29

In EUR	2006	2005
Other statements of operations disclosures
Personnel expenses	1,893	1,649

The fire insurance value of property, equipment, and leasehold improvements amounts to EUR 599 and EUR 560 as of December 31, 2006 and December 31, 2005, respectively.

Note 2 – Acquisitions

The Company made several acquisitions in 2006 and 2005. With the exception of the acquisition of DIS Deutscher Industrie Service AG (“DIS”) in 2006, the Company does not consider either the 2006 or the 2005 acquisition transactions to be material, individually or in the aggregate, to its consolidated balance sheets or results of operations. No material acquisitions occurred in 2004.

The following table illustrates the aggregate impact of the 2006 and 2005 acquisitions:

In EUR	2006	2005
Impact of acquisitions
Net tangible assets acquired	40	13
Identified intangible assets	134	42
Goodwill	507	146
Deferred tax liabilities	(49)	(14)
Minority interests	(11)	(17)
Total consideration	621	170

In March 2006, the Company acquired approximately 84% of the outstanding common shares of DIS, a leading supplier of professional staffing services in Germany, for approximately EUR 552, net of cash acquired. As a result of the acquisition, the Company has strengthened its presence in the German temporary staffing market and the professional services segment.

The acquisition of DIS was originally financed with a bridge facility of EUR 408 and cash on hand. In April 2006, the Company issued EUR 700 unsubordinated guaranteed notes, the proceeds of which were partly used to settle the bridge facility. See Note 8 for details on debt instruments.

The following table summarises the estimated fair value of assets acquired and liabilities assumed in the DIS acquisition:

In EUR
Fair value of assets acquired and liabilities assumed
Cash acquired	28
Other current assets	65
Tangible assets	11
Intangible assets
– Marketing related (trademarks)	87
– Customer base	32
Goodwill	483
Current liabilities	(67)
Deferred tax liabilities	(48)
Minority interests	(11)
Total fair value of assets acquired and liabilities assumed	580

Marketing related intangible assets (trademarks) are considered to have indefinite lives and are therefore not amortised. Customer base intangible assets acquired have estimated useful lives of five years and are amortised on a straight-line basis over the useful lives.

DIS was consolidated by the Company as of March 31, 2006, and the results of DIS’ operations have been included in the consolidated financial statements since April 1, 2006. The following unaudited pro forma information shows consolidated operating results as if the DIS acquisition had occurred at the beginning of 2006 and at the beginning of 2005:

In EUR	2006	2005
Pro forma consolidated operating results
Revenues	20,512	18,618
Net income	613	453
Basic earnings per share	3.29	2.43
Diluted earnings per share	3.15	2.34

The pro forma net income of DIS, including adjustments for depreciation of fixed assets, amortisation of definite-lived intangible assets, interest expense, and income taxes increased pro forma net income by EUR 2 for 2006 and reduced it by less than EUR 1 for 2005. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

In March 2005, the Company acquired, through a 70%-owned subsidiary (“Adecia”), 50.5% of the outstanding share capital (49.0% of the voting rights) of Altedia from its founders at a cash purchase price of EUR 19 per share. Adecia then launched a tender offer to purchase the remaining shares of Altedia at a cash purchase price of EUR 19 per share. The tender offer was financed by a loan from the Company in the amount of EUR 57. By July 2005, Adecia had acquired 100% of Altedia as a result of the completed tender offer for a purchase price of EUR 91, net of EUR 8 cash acquired. In November 2005, the Company increased its shareholding in Adecia to 85% via conversion of the EUR 57 loan to equity. As a result of the acquisition, approximately EUR 87 and EUR 27 of goodwill and intangible assets, respectively, were recorded. Altedia is a human resources consulting company with operations in Europe that specialises in the fields of reorganisation, career transition and social engineering, human capital, and external communication. The terms of the Adecia shareholder arrangement give the Company, beginning in 2008, the right to purchase from the founders and the founders the right to sell to the Company the 15% minority interest in Adecia at a price based on the three-year average EBITDA.

In June 2005, the Company acquired 100% of the outstanding share capital of Humangroup, a Spanish human resource services company, for a cash purchase price of EUR 57, net of cash acquired. As a result of the acquisition, approximately EUR 51 and EUR 11 of goodwill and intangible assets, respectively, were recorded. During 2006, goodwill recorded at the time of acquisition was reduced by EUR 3 due to the reversal of a valuation allowance on pre-acquisition losses. Humangroup offers staffing services and outsourcing solutions in Spain.

In addition, during 2006 and 2005, the Company completed several other minor acquisitions for aggregate cash consideration of EUR 36 and EUR 14, respectively.

No common stock was issued in any of the transactions.

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

Revenues from discontinued operations were EUR 9 for the four months ended April 2004. Operating, investing, and financing cash flows from discontinued operations for the four months ended April 2004 were insignificant. Accordingly, the full net proceeds from the sale of discontinued operations reported on the consolidated statements of cash flows represent cash received in connection with the sale.

Note 4 – Short-term investments

The fair values of the Company’s short-term investments, by classification, as of December 31, 2006 and December 31, 2005, are as follows:

	31.12.2006			31.12.2005
In EUR	Cost	Gross unrealised losses	Estimated fair value	Cost	Gross unrealised gains	Estimated fair value
Short-term investments

Funds	7		7	159	4	163
Debt securities				10		10
Equity securities	7	(1)	6	6	2	8
Total available-for-sale securities	14	(1)	13	175	6	181

Total term bank deposits				199		199

Total short-term investments	14	(1)	13	374	6	380

Funds consist of investments in shares of publicly traded investment funds, which have primarily debt securities and money market instruments as their underlying assets. Debt securities at December 31, 2005 consisted of investments in municipal auction rate securities. Equity securities consist of investments in common shares of public companies. Term bank deposits held at December 31, 2005 had an original maturity between three and six months.

The estimated fair values are based on quoted market prices. These estimated fair values may not be representative of actual values that will be realised in the future.

One equity securities investment was in an unrealised loss position as of December 31, 2006. The Company has the ability and intent to hold this investment until its full cost can be recovered. Therefore, management does not believe the unrealised loss represents an other-than-temporary impairment as of December 31, 2006. No significant investments were in an unrealised loss position as of December 31, 2005 and January 2, 2005. No impairment of unrealised losses was recorded for the years 2006, 2005, and 2004.

Proceeds from sales and maturities of available-for-sale securities were EUR 214, EUR 206, and EUR 82 in 2006, 2005, and 2004, respectively. The amount of the net unrealised holding gain/(loss) on available-for-sale securities that has been included in other comprehensive income/(loss), net, was a loss of EUR 3 in 2006, and gains of EUR 7 and EUR 3 for the years 2005 and 2004, respectively. The gross realised gains totalled EUR 6, EUR 7, and EUR 2 for the years 2006, 2005, and 2004, respectively, including gains of EUR 2, EUR 5, and EUR 2 for the years 2006, 2005, and 2004, respectively, which were reclassified from accumulated other comprehensive income/ (loss), net, into other income/(expenses), net. Realised losses reclassified from other comprehensive income/(loss), net, into other income/(expenses), net, amounted to EUR 1 in 2006, and were not significant in 2005 and 2004. The specific identification method is used to account for gains and losses on available-for-sale securities.

Proceeds from sales and maturities of term bank deposits were EUR 195, EUR 244, and EUR 196 in 2006, 2005, and 2004, respectively.

Note 5 – Trade accounts receivable

In EUR	31.12.2006	31.12.2005
Trade accounts receivable
Trade accounts receivable	3,968	3,785
Allowance for doubtful accounts	(122)	(126)
Trade accounts receivable, net	3,846	3,659

Note 6 – Property, equipment, and leasehold improvements

	31.12.2006		31.12.2005
In EUR	Gross	Accumulated depreciation	Gross	Accumulated depreciation
Property, equipment, and leasehold improvements
Land and buildings	45	(15)	51	(16)
Furniture, fixtures, and office equipment	151	(115)	141	(109)
Computer equipment and software	588	(488)	566	(452)
Leasehold improvements	220	(157)	205	(146)
Total property, equipment, and leasehold improvements	1,004	(775)	963	(723)

Depreciation expense was EUR 94, EUR 106, and EUR 119 for 2006, 2005, and 2004, respectively.

Note 7 – Goodwill and intangible assets

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and December 31, 2005, are as follows:

In EUR	France	USA & Canada	UK & Ireland	Japan	Italy	Iberia	Germany	Other	Total
Changes in goodwill
January 3, 2005	180	535	197	26	—	6	34	218	1,196

Goodwill acquired during year	85	5				55		1	146
Currency translation adjustment		80	6					6	92
Other	(3)							3	—

December 31, 2005	262	620	203	26	—	61	34	228	1,434

Goodwill acquired during year	2	2					483	20	507
Currency translation adjustment		(61)	5	(3)				(3)	(62)
Other	1	5				(3)			3

December 31, 2006	265	566	208	23	—	58	517	245	1,882

The carrying amounts of other intangible assets at December 31, 2006 and December 31, 2005, are as follows:

	31.12.2006		31.12.2005
In EUR	Gross	Accumulated amortisation	Gross	Accumulated amortisation
Intangible assets
Marketing (Trademarks)	131	(12)	45	(14)
Customer base	64	(16)	22	(7)
Contract	2	(1)	2	(1)
Other	2	(1)	2	(1)
Total intangible assets	199	(30)	71	(23)

No intangible assets have a residual value. The estimated aggregate amortisation expense related to definite-lived intangible assets for the next five years is EUR 15 in 2007, EUR 13 in 2008, EUR 11 in 2009, EUR 10 in 2010, and EUR 3 in 2011. The weighted-average amortisation period for customer base intangibles is five years.

The carrying amount of indefinite-lived intangible assets was EUR 117 and EUR 30 as of December 31, 2006 and December 31, 2005, respectively. Indefinite-lived intangible assets consist mainly of trademarks.

The Company performed its annual impairment testing of goodwill and indefinite-lived intangible assets in 2006, 2005, and 2004, and determined there to be no impairment.

Note 8 – Financing arrangements

Short-term debt

To support short-term working capital and borrowing requirements, the Company had available, in certain countries in which it operates, lines of credit amounting to EUR 353 and EUR 316 as of December 31, 2006 and December 31, 2005, respectively, excluding the multicurrency revolving credit facility discussed below. At December 31, 2006 and December 31, 2005, bank overdrafts and borrowings outstanding under the lines of credit amounted to EUR 38 and EUR 26, respectively. The lines of credit are in various currencies, have various interest rates, and have maturities of up to two years. The weighted-average interest rate on borrowings outstanding was 6.6% and 5.2% as of December 31, 2006 and December 31, 2005, respectively.

Long-term debt

In EUR	Principal at maturity	Maturity	Fixed interest rate	31.12.2006	31.12.2005
Long-term debt
Guaranteed zero-coupon convertible bond	CHF 1,044	2013		589	599
Fixed rate guaranteed notes	EUR 500	2013	4.5%	495
Multicurrency revolving credit facility	EUR 580	2009
Floating rate guaranteed notes	EUR 200	2008		200
Olsten EUR guaranteed notes	EUR 122	2008	6.0%	121	122
Olsten USD guaranteed notes	USD 190	2006	7.0%		160
Guaranteed notes	EUR 363	2006	6.0%		363
Other				1	2
				1,406	1,246

Less current maturities					(524)
Long-term debt, less current maturities				1,406	722

Guaranteed zero-coupon convertible bond

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on August 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds has been redeemed, converted, or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50 per share. If all bonds were converted, Adecco S.A. would issue 9,523,810 additional shares. If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.

Fixed and floating rate guaranteed notes

On April 25, 2006, Adecco International Financial Services BV, a wholly-owned subsidiary of the Company, issued EUR 500 fixed rate notes guaranteed by Adecco S.A. due April 25, 2013, and EUR 200 floating rate notes guaranteed by Adecco S.A. due April 25, 2008. The proceeds were used for the refinancing of the DIS acquisition and for general corporate purposes. Interest is paid on the fixed rate notes annually in arrears at a fixed annual rate of 4.5% and on the floating rate notes quarterly in arrears at a rate determined by the three-month EURIBOR plus 23 basis points, which at December 31, 2006 was 3.8%. During 2006, the Company entered into fair value hedges of the EUR 500 fixed rate notes, which are further discussed in Note 12.

Multicurrency revolving credit facility

In March 2003, the Company entered into a multicurrency revolving credit facility issued by a syndicate of banks, which allows borrowings up to a maximum of EUR 580. The five-year facility is available for general corporate purposes including cash drawings and letters of credit. Prior to July 2005, the interest rate was based on LIBOR, or EURIBOR for drawings denominated in Euro, plus a margin between 0.6% and 1.25%, depending on the rating attributed to the Company’s unsecured indebtedness by the rating agencies and a utilisation fee between 0.025% and 0.075%, depending on certain debt-to-EBITDA ratios. Utilisation fees only applied if the drawings exceeded 50% of the facility. The commitment fee was 45% of the applicable margin.

The facility was renegotiated and amended as of July 2005. The new interest rate is based on LIBOR, or EURIBOR for drawings denominated in Euro, plus an amended margin between 0.275% and 0.475% depending on certain debt-to-EBITDA ratios and an amended utilisation fee of 0.05% if the drawings exceed 50% of the facility. The amended commitment fee is 35% of the applicable margin. As of December 31, 2006 and December 31, 2005, the Company had EUR 440 and EUR 416, respectively, available under the facility after utilising EUR 140 and EUR 164, respectively, in the form of letters of credit. On March 17, 2006, the Company agreed with the syndicate of banks an extension of EUR 577 of the existing EUR 580 multicurrency revolving credit facility from March 2008 through March 2009.

Olsten EUR guaranteed notes

In connection with the March 2000 Olsten acquisition, the Company assumed Olsten’s outstanding EUR 122 guaranteed notes on which interest is paid annually on the principal amount. The notes are guaranteed by Adecco S.A. During 2006, the Company entered into fair value hedges of the EUR 122 guaranteed notes, which are further discussed in Note 12.

Olsten USD guaranteed notes

In connection with the March 2000 Olsten acquisition, the Company assumed Olsten’s outstanding USD 200 senior notes on which interest was paid semi-annually on the principal amount. In 2005, the Company repurchased senior notes having a par value of USD 10. The loss incurred on repurchase was insignificant. The remaining notes were repaid in March 2006.

Guaranteed notes

In March 2001, Adecco Financial Services (Bermuda) Ltd. issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes were unconditionally and irrevocably guaranteed by Adecco S.A. on an unsecured and unsubordinated basis. Interest was paid annually on the nominal amount. In 2005, the Company repurchased notes having a par value of EUR 37. No loss was incurred on repurchase. The remaining notes were repaid in March 2006.

Under the terms of the various financing agreements, the Company is subject to covenants requiring compliance with certain financial tests and ratios. As of December 31, 2006, the Company was in compliance with all financial covenants.

Payments of long-term debt are due as follows:

In EUR	2007	2008	2009	2010	2011	Thereafter[1]	Total
Payments due by period
		322				1,084	1,406

[1]	Assumes that the put and call options are not exercised and that share conversion does not occur (refer to “Guaranteed zero-coupon convertible bond” section above).

Note 9 – Shareholders’ equity

The summary of the components of authorised shares at December 31, 2006, December 31, 2005, and January 2, 2005 and changes during those years are as follows:

	Outstanding shares	Treasury shares	Issued shares	Authorised capital	Conditional capital	Authorised shares
Changes in components of authorised shares

December 29, 2003	186,989,728	168,672	187,158,400	19,000,000	21,671,910	227,830,310

Common stock options exercised	190,715		190,715		(190,715)
Treasury stock transactions	149,797	(149,797)

January 2, 2005	187,330,240	18,875	187,349,115	19,000,000	21,481,195	227,830,310

Common stock options exercised	258,280		258,280		(258,280)
Treasury stock transactions	(1,490,875)	1,490,875
Expiry of authorised capital				(19,000,000)		(19,000,000)

December 31, 2005	186,097,645	1,509,750	187,607,395	—	21,222,915	208,830,310

Common stock options exercised	1,193,772		1,193,772		(1,193,772)
Treasury stock transactions	(2,454,955)	2,454,955

December 31, 2006	184,836,462	3,964,705	188,801,167	—	20,029,143	208,830,310

[1]	Shares at CHF 1 par value.

Authorised shares and appropriation of available earnings

Treasury shares are generally reserved to support option exercises under stock option plans. During 2006, the Company purchased 2,455,000 treasury shares for a total consideration of EUR 123.

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

The Company had 4,629,143 and 5,822,915 common shares reserved for issuance of common shares to employees and members of the Board of Directors upon the exercise of stock options as of December 31, 2006 and December 31, 2005, respectively. In addition, as of December 31, 2006 and December 31, 2005, the Company was authorised by its shareholders to issue up to 15,400,000 shares of conditional capital in connection with the issuance of financial instruments, principally convertible bonds. 9,523,810 shares have been earmarked for issuance upon conversion of the outstanding guaranteed zero-coupon convertible bond. The remaining 5,876,190 shares represent conditional capital that was originally authorised without time limitation in connection with the issuance of a convertible bond in 1999, which was repaid in 2004 without conversion. This conditional capital remains available for issuance upon conversion of any financial instruments the Company may issue in the future.

In 2006, a total of 1,193,772 shares have been issued to employees and members of the Board of Directors upon the exercise of stock options.

In June 2006, cash dividends for 2005 of CHF 1.00 per share, totalling EUR 120, were paid. The Company may only pay dividends from unappropriated available earnings disclosed in the annual financial statements of the parent, Adecco S.A., prepared in accordance with Swiss law and as approved at the Annual General Meeting of Shareholders. For 2006, the Board of Directors of Adecco S.A. will propose a dividend of CHF 1.20 per share outstanding for the approval of shareholders at the Annual General Meeting of Shareholders.

Under Swiss law, a minimum of 5% of the net income of the parent, Adecco S.A., for the year must be transferred to a general reserve until this reserve reaches 20% of the paid-in share capital. Other allocations to this reserve are also mandatory. The general reserve was CHF 2,071 and CHF 2,008 at December 31, 2006 and December 31, 2005, respectively, thereby exceeding 20% of the paid-in share capital in both years. The general reserve is usually not available for distribution.

Additional paid-in capital

Prior to the Company’s acquisition of DIS in March 2006, DIS had in place a stock incentive plan for its employees. Subsequent to the acquisition, DIS utilised a portion of its treasury stock to fulfill obligations resulting from the exercise of employee stock options under this plan. The Company treated the exercise of DIS stock options as a capital transaction in accordance with SEC Staff Accounting Bulletin Topic 5-H which allows for equity recognition of gains or losses on subsidiary stock transactions and requires that this accounting treatment be consistently applied for all future subsidiary stock transactions. The exercises resulted in a dilution of the Company’s ownership in DIS of less than 0.5%. Because the book value per share of the Company’s investment in DIS exceeded the cash proceeds from the option exercises, an after tax loss of EUR 1 has been reported as an adjustment to the Company’s additional paid-in capital.

Accumulated other comprehensive income/(loss), net

The components of accumulated other comprehensive income/(loss), net of tax, are as follows:

In EUR	31.12.2006	31.12.2005
Accumulated other comprehensive income/(loss), net
Currency translation adjustment	(33)	41
Unrealised gain on cash flow hedging activities	1
Pension related adjustments	(2)	(5)
Unrealised gain/(loss) on available-for-sale securities	(1)	3
Accumulated other comprehensive income/(loss), net	(35)	39

Note 10 – Stock-based compensation

As of December 31, 2006, the Company had options and tradeable options outstanding relating to its common shares and the common shares of a subsidiary under several existing plans including plans assumed in the Olsten and DIS acquisitions. In 2006, the Company recognised compensation expense of EUR 6 related to the various stock option plans, which is included in SG&A. The total income tax benefit recognised related to stock compensation during 2006 amounted to EUR 1.

Adecco and Olsten stock option plans

Under the Adecco and Olsten stock option plans, options vest and become exercisable in instalments, generally on a rateable basis up to four years beginning on the date of grant or one year after the date of grant, and have a contractual life of three to ten years. Options are typically granted with an exercise price equal to or above fair market value on the date of grant. There were no options granted during 2006 and 2005.

Certain options granted under the plans are tradeable on the SWX Swiss Stock Exchange. The options are granted to employees or members of the Board of Directors of the Company and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the public market, the options may be held by a non-employee or non-director of the Company. As of December 31, 2006, December 31, 2005, and January 2, 2005, the number of stock options sold to the market was 2,625,019, 1,086,662 and 674,862, respectively. The trading and valuation of the tradeable options is managed by a Swiss bank.

The Company uses the Black-Scholes model to estimate the fair value of stock options granted to employees. Management believes that this model appropriately approximates the fair value of the stock option. The fair value of the option award, as calculated using the Black-Scholes model, is expensed for non-tradeable stock options on a straight-line basis and for tradeable stock options on an accelerated basis over the service period, which is consistent with the vesting period.

The following weighted-average assumptions were used in determining the fair value of the 2004 option grant:

2004
Assumptions used for the estimation of the fair value of option awards
Expected term (in years)	6.5
Risk-free interest rate	2.48%
Expected volatility	48%
Expected dividend yield	1%

The weighted-average fair value of options granted in 2004 was CHF 26 (EUR 17) per option. In 2004, all options granted were granted above the market price.

During 2004, the terms of 461,634 options to employees were modified to allow such options to continue to vest and remain exercisable until expiry in the event that the employee was terminated. As a result of this modification, compensation expense of EUR 2 was recorded in SG&A during 2004. No significant stock option modifications occurred during the years 2006 and 2005.

A summary of the status of the Company’s Adecco and Olsten stock option plans as of December 31, 2006, December 31, 2005, and January 2, 2005, and changes during those years are presented below:

	Number of shares	Weighted- average exercise price per share (in CHF)	Weighted-average remaining life (in years)	Aggregate intrinsic value (in CHF millions)
Summary of Adecco and Olsten stock option plans
Options outstanding as of December 29, 2003	15,626,900	80	6.0

Granted	10,000	79
Exercised	(190,715)	51		2
Forfeited	(1,290,227)	88
Expired	(289,739)	40

Options outstanding as of January 2, 2005	13,866,219	80	4.1

Granted
Exercised	(321,480)	51		3
Forfeited	(1,863,294)	73
Expired	(636,099)	103

Options outstanding as of December 31, 2005	11,045,346	78	3.3

Granted
Exercised	(1,142,782)	54		24
Forfeited	(703,557)	89
Expired	(754,290)	99

Options outstanding as of December 31, 2006	8,444,717	78	2.62	74
Of which fully vested and exercisable	8,298,647	78	2.60	73

Options fully vested and exercisable were 10,251,868 and 10,514,034 as of December 31, 2005 and January 2, 2005, respectively. The aggregate intrinsic value as of December 31, 2006 in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of Adecco S.A. stock.

As of December 31, 2006, EUR 3 of total unrecognised compensation cost related to stock options is expected to be recognised over a weighted-average period of approximately eleven months.

For the years ended December 31, 2006 and December 31, 2005, the total stock options exercised include 12,210 and 63,200 stock options for which Adecco S.A. common shares were issued in January 2007 and January 2006 and are therefore not included in outstanding common shares at December 31, 2006 and December 31, 2005, respectively.

DIS stock option plan

Under the DIS stock option plan, which was approved by its shareholders, each option has a term of up to five years and gives the option holder the right to acquire one DIS share at an exercise price originally linked to the fair market value at the date of grant. Subsequent to the date of grant, the exercise price of the share options increases 10% each year and is adjusted for dividends. While options vest immediately at time of grant, options become exercisable as follows: 1/3 two years after date of grant, 1/3 three years after date of grant, and the remaining 1/3 four years after date of grant.

The fair value of each option award was estimated on the date of grant using a binomial pricing model utilising the assumptions noted in the following table:

2006
Assumptions used for the estimation of the fair value of option awards

Share price on grant date in EUR	64.70
Average exercise price in EUR	65.76
Expected term (in years)	5
Risk-free interest rate	3%
Expected volatility	38.8%

The volatility as measured by the standard deviation of the expected share price gains is based on statistical analyses of the daily share price over the past three years. The expected term of the options is determined using historical data. The expected dividend yield is based on the expected annual dividend at the time of grant of EUR 0.05 per share. The risk-free rate is based on the five-year German government bonds rate in effect as of the grant date.

A summary of the status of the DIS stock option plan as of December 31, 2006 and the acquisition date, and changes during the period are presented below:

	Number of shares	Weighted-average exercise price per share (in EUR)	Weighted-average remaining life (in years)	Aggregate intrinsic value (in EUR millions)
Summary of DIS stock option plan
Options outstanding and vested at acquisition	336,810	30	2.8

Granted	117,315	65
Exercised	(58,145)	31		2

Options outstanding and vested as of December 31, 2006	395,980	43	2.9	16
Of which exercisable	78,586	34	0.9	4

The weighted-average grant date fair value of options granted and vested during the year ended December 31, 2006 was EUR 16.02.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between DIS’ closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of DIS stock.

As of December 31, 2006, all options granted under the DIS stock option plan had vested. Accordingly, there is no unrecognised compensation cost related to non-vested share-based compensation arrangements under this plan.

Note 11 – Employee benefit plans

In accordance with local regulations and practices, the Company has various employee benefit plans, including defined contribution and both contributory and non-contributory defined benefit plans.

Defined contribution plans and other arrangements

The Company recorded an expense of EUR 62, EUR 55, and EUR 46, in connection with defined contribution plans in 2006, 2005, and 2004, respectively, and an expense of EUR 39, EUR 36, and EUR 33, in connection with the Italian employee termination indemnity arrangement in 2006, 2005, and 2004, respectively. As of December 31, 2006 and December 31, 2005, the provision for the Italian termination indemnity recorded in other liabilities was EUR 28 and EUR 24, respectively.

The Company sponsors a non-qualified defined contribution plan in the U.S. for certain of its employees. This plan is partly funded through a Rabbi trust, which is consolidated in the Company’s financial statements. At December 31, 2006 and December 31, 2005, the assets held in the Rabbi trust amounted to EUR 39 and EUR 36, respectively. The related pension liability totalled EUR 54 and EUR 51 at December 31, 2006 and December 31, 2005, respectively.

Certain employees are covered under multi-employer pension plans administered by unions. The data available from administrators of the plans is not sufficient to determine the projected benefit obligation or the net assets attributable to the Company. Consequently, these plans are reported as defined contribution plans. Contributions made to those plans during 2006, 2005, and 2004, amounted to EUR 4, EUR 5, and EUR 4, respectively.

Defined benefit plans

The Company sponsors defined benefit plans principally in Switzerland, the Netherlands, the U.K., and the U.S. These plans provide benefits primarily based on years of service and level of compensation, and are in accordance with local regulations and practices. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. For the periods presented, the measurement date used for the Swiss defined benefit plan was September 30 and the measurement date for the other major defined benefit plans was December 31. Plan assets are recorded at fair value, and consist primarily of marketable equity securities, fixed income instruments, and real estate. The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation (“ABO”) is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires the Company to recognise the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations at the applicable measurement dates) of its defined benefit pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income/(loss), net of tax. The adjustment to accumulated other comprehensive income/(loss), net, at adoption represents the net unrecognised actuarial gains or losses, which were previously netted against the plan’s funded status in the Company’s balance sheet pursuant to the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”. The amounts classified in accumulated other comprehensive income/(loss), net, will be subsequently recognised as net periodic pension cost pursuant to the Company’s historical accounting policy for amortising such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognised as net periodic pension cost in the same periods will be recognised as a component of other comprehensive income/(loss), net. Those amounts will be subsequently recognised as a component of net periodic pension cost on the same basis as the amounts recognised in accumulated other comprehensive income/(loss), net, at adoption of SFAS No. 158.

Effective December 31, 2004, a defined benefit plan in Norway was discontinued and replaced by a defined contribution plan for all non-retired employees. The loss recognised on this curtailment and partial settlement was not significant to the operations of the Company.

The components of pension expense, net, for the defined benefit plans are:

	Swiss plan			Non-Swiss plans
In EUR	2006	2005	2004	2006	2005	2004
Components of pension expense
Service cost	10	8	7	2	5	4
Interest cost	2	2	2	4	5	5
Expected return on plan assets	(4)	(3)	(3)	(4)	(5)	(4)
Amortisation of net (gain)/loss				(5)	3	1
Pension expense, net	8	7	6	(3)	8	6

The following table provides a reconciliation of the changes in the benefit obligations, the change in the fair value of assets, and the funded status of the Company’s defined benefit plans as of the above described measurement dates, as well as the impact of the adoption of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006:

	Swiss plan		Non-Swiss plans
In EUR	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Pension liabilities and assets
Projected benefit obligation, beginning of period	75	66	100	91

Service cost	10	8	2	5
Interest cost	2	2	4	5
Participant contributions	21	21	1	1
Actuarial (gain)/loss	(7)	8	(10)	2
Plan amendments				(5)
Benefits paid	(19)	(29)	(2)	(2)
Acquisitions				1
Curtailments and settlements			(2)
Foreign currency translation	(2)	(1)		2
Projected benefit obligation, end of period	80	75	93	100

Plan assets, beginning of period	71	65	72	59

Actual return of assets	1	7	5	9
Employer contributions	9	8	3	4
Participant contributions	21	21	1	1
Benefits paid	(19)	(29)	(2)	(2)
Curtailments and settlements			(2)
Foreign currency translation	(2)	(1)		1
Plan assets, end of period	81	71	77	72

Funded status of the plan	1	(4)	(16)	(28)
Contribution from measurement date to fiscal year-end	2	2
Unrecognised actuarial (gain)/loss, net of tax		4	(3)	9
Amount recognised before adoption of SFAS No. 158	3	2	(19)	(19)

Adoption of SFAS No. 158			3

Amount recognised after adoption of SFAS No. 158	3		(16)

Accumulated benefit obligation, end of period	78	70	85	92

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented.

The effect on the consolidated balance sheet as of December 31, 2006 as a result of adopting SFAS No. 158 is as follows:

In EUR	Before adopting SFAS No. 158	Effect of adopting SFAS No. 158	As reported at December 31, 2006
Effect of adopting SFAS No. 158
Other assets	356	1	357
Other liabilities	190	(3)	187
Deferred income taxes	297	(1)	296
Accumulated other comprehensive income/(loss), net	(38)	3	(35)
Total shareholders’ equity	2,463	3	2,466

The amounts recognised in the consolidated balance sheets as of December 31, 2006 and December 31, 2005, were:

	Swiss plan		Non-Swiss plans
In EUR	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Pension related assets	3	2	6	3
Pension related liabilities			(22)	(22)
Total	3	2	(16)	(19)

As of December 31, 2006, a net loss (excluding tax effect) for Non-Swiss defined benefit plans of EUR 3 was recognised in accumulated other comprehensive income/(loss), net. The estimated amount that will be amortised from accumulated other comprehensive income/(loss), net, into pension expense, net, over the next fiscal year is EUR 1.

For plans with a PBO in excess of the fair value of plan assets as of December 31, 2006 and December 31, 2005, the total PBO was EUR 50 and EUR 129, respectively, and the fair value of the plan assets was EUR 28 and EUR 96, respectively.

Certain of the Company’s pension plans have an ABO that exceeds the fair value of plan assets. For plans with an ABO that exceeds the fair value of plan assets, the aggregated ABO was EUR 45 and EUR 117 as of December 31, 2006 and December 31, 2005, respectively, and the fair value of the plan assets of those plans was EUR 28 and EUR 96, respectively.

The assumptions used for the defined benefit plans reflect the different economic conditions in the various countries. The weighted-average actuarial assumptions are:

	Swiss plan			Non-Swiss plans
In %	2006	2005	2004	2006	2005	2004
Weighted-average actuarial assumptions
Discount rate	3.0	3.0	3.5	4.6	4.1	4.9
Rate of increase in compensation levels	2.0	2.0	1.5	2.4	2.4	2.7
Expected long-term rate of return on plan assets	5.0	5.0	4.8	5.9	5.8	6.0

The overall expected long-term rate of return on plan assets for the Company’s defined benefit plans is based on inflation rates, inflation-adjusted interest rates, and the risk premium of equity investments above risk-free rates of return. Long-term historical rates of return are adjusted when appropriate to reflect recent developments.

The Swiss and Non-Swiss pension plans’ target weighted-average asset allocations at December 31, 2006, and the actual weighted-average asset allocations at the measurement dates, by asset category, are as follows:

	Swiss plan			Non-Swiss plans
	Target allocation range	Actual allocation		Target allocation range	Actual allocation
In %		31.12.2006	31.12.2005		31.12.2006	31.12.2005
Weighted-average asset allocations
Equity securities	20–40	36	39	10–30	30	39
Debt securities	20–60	31	30	60–80	61	56
Real estate	5–15	7	12	0–10	4	4
Other	0–40	26	19	0–10	5	1
Total		100	100		100	100

The investment policy and strategy for the assets held by the Company’s pension plans is directed at achieving a long-term return. Factors included in the investment strategy are the achievement of consistent year-over-year results, effective and appropriate risk management, and effective cash flow management.

The Company expects to contribute EUR 9 to its pension plan in Switzerland and EUR 4 to its non-Swiss plans in 2007.

Future benefits payments, which reflect expected future service, are estimated as follows:

In EUR	Swiss plan	Non-Swiss plans
Future benefits payments
2007	28	2
2008	5	2
2009	5	2
2010	5	2
2011	4	2
Years 2012–2016	16	17

Note 12 – Financial instruments

Risk and use of derivative instruments

The Company conducts business in various countries and funds its subsidiaries in various currencies, and is therefore exposed to the effects of changes in foreign currency exchange rates, including the U.S. dollar, the British pound, the Japanese yen, and the Euro against the Swiss franc. In order to mitigate the impact of currency exchange rate fluctuations, the Company assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. The Company has also issued bonds and medium and long-term notes in various currencies as well as purchased short-term investments. Accordingly, the Company manages exposure to fixed and floating interest rates and currency fluctuations through the use of derivative instruments.

The main objective of holding derivative instruments is to minimise the volatility of earnings arising from these exposures in the absence of natural hedges. The responsibility for assessing exposures as well as entering into and managing derivative instruments is centralised in the Company’s treasury department. The activities of the treasury department are covered by corporate policies and procedures approved by the Board of Directors, which generally limit the use of derivative instruments for trading and speculative purposes. Senior management approves the hedging strategy and monitors the underlying market risks.

Fair value of financial instruments

The following table shows the carrying value and the fair value of financial instruments:

	31.12.2006		31.12.2005
In EUR	Carrying value	Fair value	Carrying value	Fair value
Financial instruments other than derivative instruments
Current assets:
– Cash and cash equivalents	875	875	468	468
– Available-for-sale securities	13	13	181	181
– Term bank deposits			199	199
– Trade accounts receivable, net	3,846	3,846	3,659	3,659
Current liabilities:
– Accounts payable	218	218	183	183
– Short-term debt	38	38	26	26
– Current maturities of long-term debt			524	527
Non-current liabilities:
– Long-term debt	1,406	1,486	722	732

Derivative instruments
Current assets:
– Foreign currency contracts	4	4	3	3
– Swaps (cross-currency interest rate)			6	6
Current liabilities:
– Foreign currency contracts	3	3	9	9
– Swaps (interest rate and cross-currency interest rate)	4	4	6	6
– Other			1	1
Non-current liabilities:
– Swaps (interest rate and cross-currency interest rate)	2	2	6	6

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

– Cash equivalents

The carrying amount approximates the fair value given the short maturity of such instruments.

– Available-for-sale securities

The fair value for these instruments is based on quoted market prices.

– Term bank deposits

The carrying amount approximates the fair value given the short maturity of such instruments.

– Trade accounts receivable, net

The carrying amount approximates the fair value given the short maturity of such instruments.

– Accounts payable

The carrying amount approximates the fair value given the short maturity of such instruments.

– Short-term debt

The carrying amount approximates the fair value given the short maturity of such instruments.

– Current maturities of long-term debt

The fair value of the Company’s current maturities of publicly traded long-term debt is estimated using quoted market prices. The carrying amount for the other current maturities of long-term debt approximates the fair value given the short maturity of those instruments.

– Long-term debt

The fair value of the Company’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings, and remaining maturities. See Note 8 for details on debt instruments.

– Foreign currency contracts

The fair value is calculated by using the present value of future cash flows based on quoted market information.

– Interest rate and cross-currency interest rate swaps

The fair value for interest rate and cross-currency interest rate swaps is calculated using the present value of future cash flows based on quoted market information.

– Other instruments

The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges

The Company has entered into various interest rate swaps and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt. The main currency exposure being hedged is the Euro against the Swiss franc.

Interest rate swaps that contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges of a part of the EUR 500 fixed rate guaranteed notes issued by Adecco International Financial Services BV. The contracts outstanding have an original contract period of seven years and expire in 2013.

Interest rate swaps that contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges of a part of the EUR 122 Olsten EUR guaranteed notes. The contracts outstanding have an original contract period of two years and expire in 2008.

Interest rate swaps and cross-currency interest rate swap agreements that contained a receipt of fixed interest rate payments and payment of floating interest rate payments were designated as fair value hedges of a part of the guaranteed notes issued by Adecco Financial Services (Bermuda) Ltd. The contracts had an original contract period of five years and expired in 2006.

Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as interest expense for interest rate swaps and foreign exchange gain/(loss), net, for cross-currency interest rate swaps, in the accompanying consolidated statements of operations. In 2006, the Company recorded a net loss of EUR 1 in foreign exchange gain/(loss), net, due to ineffectiveness in fair value hedge relationships. There was no significant net gain or loss recognised during 2005 and 2004. There was no gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

The Company has also entered into foreign currency forward contracts to mitigate foreign currency risks on specific available-for-sale securities. Foreign currency forward contracts to sell the Euro and buy Swiss francs have been designated as fair value hedges. The contracts outstanding have an original contract period of less than one year and expire in 2007.

Net gains and losses on changes in fair values of hedged assets attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings as foreign exchange gain/(loss), net, and amounted to EUR 1 and EUR 3 in 2006 and 2005, respectively, and were not significant in 2004. No significant net gain or loss was recognised during 2006, 2005, and 2004 due to ineffectiveness in fair value hedge relationships.

Cash flow hedges

The Company has entered into various interest rate swap and cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposure hedged is the Euro against the Swiss franc.

During the year 2006, interest rate swaps which contain receipt of floating rate interest and payment of fixed rate interest have been designated as a cash flow pre-hedge of a part of the EUR 500 fixed rate guaranteed notes issued by Adecco International Financial Services BV. The pre-hedges were terminated in 2006. Since the originally hedged flows are still probable to occur, the gain of EUR 1 remains in accumulated other comprehensive income/(loss), net, and will be reclassified into earnings over seven years as the hedged items affect earnings.

Interest rate swaps and cross-currency interest rate swap agreements which contained receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency were designated as cash flow hedges of a part of guaranteed notes issued by Adecco Financial Services (Bermuda) Ltd. The contracts outstanding had an original contract period of up to five years and expired in 2006.

Net gains and losses on the derivative instruments that are designated and qualify as cash flow hedges are reported in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated balance sheets and statements of changes in shareholders’ equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings in the same period as the hedged items affect earnings. In 2006, the Company recorded a net gain of less than EUR 1, in 2005 a net gain of EUR 1, and in 2004 a net gain of EUR 3 in foreign exchange gain/(loss), net, due to ineffectiveness in cash flow hedge relationships. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges. No significant reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income/(loss), net, included in foreign exchange gain/(loss), net, are expected within the next 12 months.

Net investment hedges

During 2004, the Company restructured the financing of its investment in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. All net investment hedges were terminated by September 2005.

Net gains and losses on the derivative instruments were recorded in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity to the extent the hedge was effective. These amounts will be reclassified into earnings in the same period as the investment is sold or otherwise disposed. During 2005, the net loss related to these hedges included as a component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated balance sheets and statements of changes in shareholders’ equity was EUR 68. During 2004, the net gain included in other comprehensive income/(loss), net, was EUR 10. No reclassifications of losses reported in accumulated other comprehensive income/(loss), net, into earnings are expected within the next 12 months.

No significant net gain or loss was recognised during 2005 and 2004 due to ineffectiveness in the net investment hedge relationship. During 2005, the net loss excluded from the assessment of hedge effectiveness was EUR 5 and during 2004 was not significant. The net loss excluded from the assessment of hedge effectiveness was recorded in foreign exchange gain/(loss), net.

Other hedge activities

The Company has entered into certain derivative contracts that are not designated or do not qualify as hedges under SFAS No. 133. These are mainly forward foreign currency contracts used to hedge the net exposure of short-term subsidiary funding advanced in the local operations’ functional currency. These contracts are entered into in accordance with the written treasury policies and procedures and represent economic hedges. Gains and losses on these contracts are recognised in earnings, as foreign exchange gain/(loss), net, in the accompanying consolidated statements of operations. In connection with these activities, the Company recorded a net loss of EUR 7 and EUR 9, in 2005 and 2004, respectively. No significant loss was recognised in 2006.

In 1992, a subsidiary of the Company issued U.S. dollar denominated perpetual debt that was subsequently restructured under a structured finance agreement (the “arrangement”). Under this arrangement, the Company is committed to pay to investors interest on the perpetual debt nominal value (USD 100) at LIBOR plus 1% until 2007. The Company entered into various interest rate and cross-currency interest rate swaps to reduce foreign currency exchange and interest rate exposure relating to the payments under the arrangement. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement was considered debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative instrument and as such, the value of the payments under the arrangement and the related swap transactions have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis in earnings as interest expense. The fair value of the arrangement was EUR 4 and EUR 13, and is included in other accrued expenses and other liabilities, as of December 31, 2006 and December 31, 2005, respectively. The arrangement requires the Company to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary, which the Company has assessed the likelihood as remote.

During 2006, 2005, and 2004, the Company recorded a net loss of less than EUR 1, less than EUR 1, and EUR 1, in each respective year in connection with the arrangement.

Credit risk concentration

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash investments, short-term investments, trade accounts receivable, and derivative financial instruments. The Company places its cash and short-term investments in major financial institutions throughout the world, which management assesses to be of high credit quality, in order to limit the exposure of each investment.

Credit risk with respect to trade accounts receivable is dispersed due to the international nature of the business, the large number of customers, and the diversity of industries serviced. The Company’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost-effective, utilises credit insurance.

To minimise counterparty exposure on derivative instruments, the Company enters into derivative contracts with several large multinational banks and limits the exposure in combination with the short-term investments with each counterparty.

Note 13 – Other income/(expenses), net

For the years 2006, 2005, and 2004, other income/(expenses), net, consist of the following:

In EUR	2006	2005	2004
Other income/(expenses), net
Foreign exchange gain/(loss), net	(4)	(14)	(7)
Interest income	22	16	15
Other non-operating income/(expenses), net	2	41
Total other income/(expenses), net	20	43	8

In October 2005, the Company sold its non-controlling interest in Professional Services Industries Holding Inc. (“PSI”) for USD 54. The investment in PSI was acquired by the Company in conjunction with its acquisition of Adia S.A. in 1996. In connection with the application of the purchase method of accounting, the Company assigned no fair value to the investment due to uncertainty in the investment’s recoverability. Accordingly, the Company recorded a gain of EUR 42 in other non-operating income/(expenses), net, in 2005 as a result of the transaction. This gain resulted in an increase in basic earnings per share, net of tax, of EUR 0.17 in 2005 and an increase in diluted earnings per share, net of tax, of EUR 0.16 in 2005.

Note 14 – Income taxes

Adecco S.A. is incorporated in Switzerland but the Company operates in various countries with differing tax laws and rates. A substantial portion of the Company’s operations are outside of Switzerland. Since the Company operates worldwide, the weighted-average effective tax rate will vary from year to year according to the earnings by country. The weighted-average tax rate is calculated by aggregating pre-tax operating income or loss in each country in which the Company operates multiplied by the country’s statutory income tax rate. Income before income taxes, minority interests, and discontinued operations in Switzerland totalled EUR 422, EUR 221, and EUR 156 in 2006, 2005, and 2004, respectively. Foreign source income before income taxes, minority interests, and discontinued operations amounted to EUR 363, EUR 384, and EUR 320 in 2006, 2005, and 2004, respectively. The provision for income taxes consists of the following for the fiscal years:

In EUR	2006	2005	2004
Provision for income taxes
Current tax provision:
Domestic	30	19	20
Foreign	204	117	157
Total current tax provision	234	136	177

Deferred tax provision/(benefit):
Domestic	8	18	7
Foreign	(74)	(4)	(10)
Total deferred tax provision/(benefit)	(66)	14	(3)

Total provision for income taxes	168	150	174

The difference between the provision for income taxes for income from continuing operations and the weighted-average tax rate is reconciled as follows for the fiscal years:

In EUR	2006	2005	2004
Tax rate reconciliation
Income taxed at weighted-average tax rate	169	131	114
Items taxed at other than weighted-average tax rate	57	18	42
Non-deductible expenses	18	4	10
Net change in valuation allowance	(74)	(6)	5
Other, net	(2)	3	3
Total provision for income taxes	168	150	174

The Company will adopt FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company does not expect the adoption of FIN 48 to have a significant impact on the Company’s financial position and results of operations and expects the amount of the adjustment upon adoption to be immaterial.

In 2006, “items taxed at other than weighted-average tax rate” includes a net increase in the tax provisions for tax risks in various countries, of which the current year increase is EUR 46. In 2005, this item included an increase of EUR 30 in various countries that was offset by a reduction of EUR 32 relating to the successful resolution of the prior years’ tax audits. In 2004, this item included EUR 34 for the net increase of tax provisions, mainly in the U.S. and France.

In addition, the reconciling item “items taxed at other than weighted-average tax rate” above includes EUR 7, EUR 8, and EUR 8 in 2006, 2005, and 2004, respectively, for the non-refundable withholding taxes on cross-border intercompany transactions.

As of December 31, 2006 and December 31, 2005, a deferred tax liability of EUR 16 and EUR 9 has been provided for non-Swiss withholding taxes and additional Swiss taxes due upon the future dividend payment of cumulative undistributed earnings. As of December 31, 2005, no deferred income tax liabilities were provided on EUR 9 of unremitted earnings of foreign subsidiaries considered to be permanently reinvested.

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

In EUR	31.12.2006	31.12.2005
Temporary differences
Net operating loss carryforwards	162	163
Tax credits	67	65
Depreciation	13	12
Deferred compensation and accrued employee benefits	79	95
Accrued expenses	53	46
Financial amortisation in excess of tax amortisation	20	36
Intercompany transactions	41	50
Other	35	38
Gross deferred tax assets	470	505

Valuation allowance	(68)	(156)
Deferred tax assets, net	402	349

Depreciation	(2)	(5)
Intangible assets basis in excess of tax basis	(49)	(8)
Accrued expenses	(9)	(10)
Tax amortisation in excess of financial amortisation	(9)	(16)
Undistributed earnings of foreign subsidiaries	(16)	(9)
Other	(21)	(17)
Deferred tax liabilities	(106)	(65)

Deferred tax assets, net of deferred tax liabilities	296	284

Management’s assessment of the realisation of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of all available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is recorded to reduce deferred tax assets to a level which, more likely than not, will be realised.

Valuation allowances on deferred tax assets of foreign and domestic operations decreased by EUR 88 in 2006. Included in the change of the valuation allowance is a decrease of EUR 11 for fluctuations in foreign exchange rates, a EUR 3 decrease is attributable to a reduction related to an acquired tax loss carryforward that was initially recorded in goodwill, and a net decrease of EUR 74, which is attributable to operations. This decrease is primarily attributable to the deferred tax assets of EUR 64 recorded in the U.S. as management assessed it is more likely than not that the deferred tax assets will be realised. In 2005, the valuation allowance increased by EUR 8. Included in the 2005 change of the valuation allowance was an increase of EUR 16 for fluctuations in foreign exchange rates and a net decrease of EUR 8, of which EUR 6 was attributable to operations and EUR 2 was attributable to other movements.

Other current assets include current net deferred tax assets of EUR 143 and EUR 123 as of December 31, 2006 and December 31, 2005, respectively. Other long-term assets include EUR 239 and EUR 208 of net deferred tax assets as of December 31, 2006 and December 31, 2005, respectively. Other accrued expenses include current deferred tax liabilities of EUR 6 and EUR 5 as of December 31, 2006 and December 31, 2005, respectively. Other liabilities include EUR 80 and EUR 42 of non-current deferred tax liabilities as of December 31, 2006 and December 31, 2005, respectively.

As of December 31, 2006, the Company had approximately EUR 466 of net operating loss carryforwards. These losses will expire as follows:

In EUR	2007	2008	2009	2010	2011	Thereafter	No expiry	Total
Expiration of losses by period
	1	3	11	5	14	266	166	466

The largest net operating loss carryforwards are in the U.S., Germany, and Brazil, and total EUR 314 as of December 31, 2006. The losses in the U.S. begin to expire in 2021. The losses in Germany and Brazil do not expire. In addition, tax credits of EUR 67 are predominately related to the U.S. operations and begin to expire in 2008.

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

Furthermore, the Company operates within multiple tax jurisdictions and has exposures related to tax filings in the ordinary course of business within those jurisdictions. At any given time, the Company is undergoing tax audits in several tax jurisdictions covering multiple years. The Company periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Company has recorded its best estimate of the tax liability, including related interest charges, in accrued income taxes within its consolidated balance sheets. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws, both legislated and concluded through the various jurisdictions’ court systems. While management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. The Company expects the completion of certain tax audits in the near term. However, it is possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax liabilities. The Company has recorded certain tax liabilities in conjunction with business combinations, increasing the excess purchase price, and thus goodwill, by the same amount. Subsequent changes to these liabilities are recorded as an adjustment to goodwill.

Note 15 – Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	2006		2005		2004
In EUR (except number of shares)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator
Income from continuing operations	611	611	453	453	302	302
Effect of assumed conversion of convertible debt		7		7		9
Income from continuing operations for earnings per share calculation	611	618	453	460	302	311
Income from discontinued operations					30	30
Net income available for earnings per share calculation	611	618	453	460	332	341

Denominator
Weighted-average shares	186,343,724	186,343,724	186,599,019	186,599,019	187,074,416	187,074,416
Incremental shares for assumed conversions:
– Guaranteed convertible bonds and notes		9,523,810		9,523,810		13,503,774
– Employee compensation related shares, including options		665,426		424,108		749,984
Total average equivalent shares	186,343,724	196,532,960	186,599,019	196,546,937	187,074,416	201,328,174

Per share amounts
Income from continuing operations	3.28	3.14	2.43	2.34	1.61	1.54
Income from discontinued operations					0.16	0.15
Net earnings per share	3.28	3.14	2.43	2.34	1.77	1.69

Stock options of 6,936,122 in 2006, 9,013,344 in 2005, and 10,730,261 in 2004 were excluded from the computation of diluted net income per share as the effect would have been anti-dilutive.

Note 16 – Segment reporting

Beginning in 2006, the Company changed its organisational structure such that operations are managed through a geographical structure complemented by newly introduced professional business lines. The classification of branches in business lines is determined by the largest business line revenue share generated in a specific branch. The Company now reports its business on a geographical basis. Segment financial information has been restated for all periods in order to conform to the new structure.

The Company evaluates the performance of its segments based on operating income before amortisation, which is defined as the amount of income from continuing operations before amortisation of intangible assets, interest expense, other income/(expenses), net, income applicable to minority interests, and provision for income taxes. Corporate items consist of certain assets and expenses which are separately managed at the corporate level. Segment assets include current assets, property, equipment, and leasehold improvements, net, other assets, intangible assets, net, and goodwill. The accounting principles used for the segment reporting are those used by the Company.

Approximately 93% of the Company’s revenues in 2006 were related to temporary staffing, whereas in 2005 and 2004 temporary staffing represented 94% of the Company’s revenues. The remaining portion relates to permanent placements and other services.

In EUR	France	USA & Canada	UK & Ireland	Japan	Italy	Iberia	Germany	Other	Corporate	Total
2004 segment reporting
Revenues	6,179	3,698	1,425	1,282	985	681	324	2,665		17,239
Depreciation	(26)	(24)	(11)	(8)	(6)	(2)	(2)	(15)	(25)	(119)
Operating income before amortisation	285	109	59	52	63	46	30	90	(203)	531
Amortisation of intangible assets									(1)	(1)
Operating income										530
Interest expense, and other income/(expenses), net									(54)	(54)
Income applicable to minority interests
Provision for income taxes									(174)	(174)
Income from continuing operations										302
Income from discontinued operations										30
Net income										332

Capital expenditures	(12)	(16)	(10)	(9)	(3)	(2)	(1)	(11)	(4)	(68)
Segment assets	1,838	1,236	481	323	294	159	116	792	1,202	6,441
Long-lived assets[1]	90	99	36	43	10	6	3	28	31	346

In EUR	France	USA & Canada	UK & Ireland	Japan	Italy	Iberia	Germany	Other	Corporate	Total
2005 segment reporting
Revenues	6,298	3,614	1,570	1,407	1,051	889	368	3,106		18,303
Depreciation	(27)	(23)	(10)	(8)	(5)	(3)	(1)	(14)	(15)	(106)
Operating income before amortisation	238	137	56	65	53	53	34	115	(134)	617
Amortisation of intangible assets									(3)	(3)
Operating income										614
Interest expense, and other income/(expenses), net									(9)	(9)
Income applicable to minority interests									(2)	(2)
Provision for income taxes									(150)	(150)
Income from continuing operations										453
Income from discontinued operations
Net income										453

Capital expenditures	(13)	(16)	(11)	(3)	(3)	(1)	(1)	(11)	(9)	(68)
Segment assets	2,073	1,472	550	298	314	327	150	904	751	6,839
Long-lived assets[1]	79	111	39	37	8	9	3	30	28	344

In EUR	France	USA & Canada	UK & Ireland	Japan	Italy	Iberia	Germany	Other	Corporate	Total
2006 segment reporting
Revenues	6,777	3,660	1,876	1,432	1,156	1,089	774	3,653		20,417
Depreciation	(26)	(20)	(9)	(6)	(4)	(3)	(4)	(14)	(8)	(94)
Operating income before amortisation	256	154	63	85	72	68	80	177	(127)	828
Amortisation of intangible assets									(12)	(12)
Operating income										816
Interest expense, and other income/(expenses), net									(31)	(31)
Income applicable to minority interests									(6)	(6)
Provision for income taxes									(168)	(168)
Income from continuing operations										611
Income from discontinued operations
Net income										611
Capital expenditures	(17)	(19)	(13)	(3)	(3)	(2)	(6)	(16)	(6)	(85)
Segment assets	2,192	1,342	622	264	264	351	845	1,050	752	7,682
Long-lived assets[1]	69	109	41	30	6	8	15	41	28	347

[1]	Long-lived assets include fixed assets and other non-current assets.

Revenues by business line are as follows:

In EUR	Office	Industrial	Information Technology	Engineering & Technical	Finance & Legal	Medical & Science	Sales, Marketing & Events	Human Capital Solutions	Emerging Markets	Total
Revenues
2004	4,235	9,444	1,090	766	336	166	316	180	706	17,239
2005	4,436	9,799	1,229	772	405	191	379	215	877	18,303
2006	4,788	10,859	1,419	921	487	220	429	242	1,052	20,417

Note 17 – Commitments and contingencies

The Company leases facilities under operating leases, certain of which require payment of property taxes, insurance, and maintenance costs. Operating leases for facilities are usually renewable at the Company’s option.

Total rent expense under operating leases amounted to EUR 194, EUR 173, and EUR 157 during 2006, 2005, and 2004, respectively. Future minimum annual lease payments under operating leases are as follows:

In EUR	2007	2008	2009	2010	2011	Thereafter	Total
Lease payments by period
	155	119	96	73	52	53	548

As of December 31, 2006, the Company has future purchase and service contractual obligations of approximately EUR 82 over the next five years primarily related to IT development and maintenance agreements, earn-out agreements related to acquisitions, marketing sponsorship agreements, equipment purchase agreements, and other vendor commitments. Future payments under these arrangements are as follows:

In EUR	2007	2008	2009	2010	2011	Total
Contractual obligations by period
	25	20	16	11	10	82

Guarantees

The Company has entered into certain guarantee contracts and standby letters of credit that total EUR 822, including those letters of credit issued under the multicurrency revolving credit facility (EUR 140). The guarantees primarily relate to government requirements in certain countries for operating a temporary staffing business and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers’ compensation in the U.S. If the Company is not able to obtain and maintain letters of credit and/or guarantees from third parties then the Company would be required to collateralise its obligations with cash. Due to the nature of these arrangements and historical experience, the Company does not expect to be required to collateralise its obligations with cash.

Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims, including those related to social security charges, other payroll related charges, and various employment related matters. Although the outcome of the legal proceedings cannot be predicted with certainty, the Company believes it has adequately reserved for such matters.

Securities class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. On March 29, 2006, the U.S. District Court for the Southern District of California dismissed the plaintiffs’ amended consolidated complaint with prejudice and entered judgement in the Company’s favour. On April 25, 2006, the plaintiffs filed a notice of appeal for the dismissal of their complaint. The appeal is pending before the United States Court of Appeals for the Ninth Circuit. The Company continues to believe that the decision of the District Court is correct and that there is no merit to the case and will vigorously defend the judgement in its favour. However, there can be no assurance that the resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

French antitrust investigation

In November 2004, the French competition authority (DGCCRF) commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. The matter has since been referred to the French “Conseil de la Concurrence”. Up to the date of this report, the Company has not received any statement of objections by the French competition authorities and is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

ADECCO S.A.

18.B SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(in EUR millions)

Allowance for Doubtful Accounts:

Fiscal year ended:	December 31, 2006	December 31, 2005	January 2, 2005
Balance at Beginning of Year	126	135	125
Additions	22	12	25
Deductions	(26)	(21)	(15)

Balance at End of Year	122	126	135

Deferred Income Tax Valuation Allowance:

Fiscal year ended:	December 31, 2006	December 31, 2005	January 2, 2005
Balance at Beginning of Year	156	148	192
Additions	12	36	10
Deductions	(100)	(28)	(54)

Balance at End of Year	68	156	148

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ADECCO S.A.
(Registrant)

	By:	/s/ Dieter Scheiff
	Name:	Dieter Scheiff
Date: April 11, 2007	Title:	Chief Executive Officer

	By:	/s/ Dominik de Daniel
	Name:	Dominik de Daniel
Date: April 11, 2007	Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT No.	Description
1.1(a)	Statutes of Adecco S.A. (in French), as amended on March 7, 2007

1.1(b)	Unofficial translation of the (Statutes) Articles of Incorporation of Adecco S.A. (in English), as amended on March 7, 2007.

2.1*	Specimen of certificates representing Adecco S.A. common shares, par value CHF 1.00 per share (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.2*	Specimen of certificates representing Adecco S.A. ADSs (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on May 10, 2000 (File No. 0-25004)).

2.3*	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco S.A. and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999 (incorporated herein by reference to the Company’s Amendment No. 4 to Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 9, 2000 (File No. 33-88597)).

2.3.1*	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999 (incorporated herein by reference to Exhibit (a)(2) to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6, as filed with the Securities and Exchange Commission on April 12, 2001 (File No. 33-85256)).

4.1*	Credit Agreement (Multicurrency Loan Agreement), dated March 28, 2003, incorporating amendments from the Supplemental Agreement dated November 19, 2003, among Adecco S.A. and Adecco Coordination Centre S.A., as Borrower, and Bank of America Securities Ltd. and The Royal Bank of Scotland plc, as Arrangers, and The Royal Bank of Scotland plc, as Agent, for a credit facility of EUR 580,000,000 (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 12, 2006 (File no. 0-25004)).

4.2*	Amendment to Credit Agreement (Multicurrency Loan Agreement), dated July 11, 2005 (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 12, 2006 (File no. 0-25004)).

4.3*	Bond Purchase Agreement for CHF 900 million Zero Coupon Convertible Bonds due 2013, dated August 19, 2003, between Adecco Financial Services (Bermuda) Ltd. (as issuer), Adecco S.A. (as guarantor), and Credit Suisse First Boston, Goldman, Sachs & Co. Bank, Société Générale and BNP Paribas (as managers) (incorporated herein by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File no. 0-25004)).

4.4*	Term Loan Agreement, dated January 13, 2006, among Adecco Germany Holding GmbH, as Borrower, and UBS Ltd., as Arranger, and UBS AG, London, as Agent, for a credit facility of EUR 695,000,000 (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 12, 2006 (File no. 0-25004)).

4.5	Offering Circular, dated April 20, 2006, for EUR 200,000,000 floating rate Guaranteed Notes due 2008 and EUR 500,000,000 4.5% Guaranteed Notes due 2013, among Adecco International Financial Services B.V. (as issuer), Adecco S.A. (as guarantor), and Goldman, Sachs International, Société Générale Corporate and Investment Banking and UBS Bank (as co-managers).

4.6	English language summary of the share purchase agreement, dated January 9, 2006, among Adecco Germany Holding GmbH (“Adecco Germany”) and members of the Paulmann family for the purchase and sale of shares of DIS Deutscher Industrie Service Aktiengesellschaft by Adecco Germany.

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Dieter Scheiff.

12.2	Section 302 Certification of Dominik de Daniel.

13.1	Certification of Dieter Scheiff pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Dominik de Daniel pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Ernst & Young AG.

*	Previously filed and incorporated herein by reference.

The total amount of long-term debt securities of the Company authorised under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of the Company on a consolidated basis. The Company agrees to furnish copies of any and all of these instruments to the Commission upon request.